Form 20-F
period 2003-04-30
PACIFIC RIM MINING CORP
filed 2003-08-27
CIK 1056512

================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

         (MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended April 30, 2003
                                   --------------


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number                1-13812
                       ------------------------------------


                            PACIFIC RIM MINING CORP.
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                            BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)


              SUITE 410 - 625 HOWE STREET, VANCOUVER, B.C. V6C 2T6
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
      NONE
-------------------                    -----------------------------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                        COMMON SHARES, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OF COMMON STOCK AS OF APRIL 30, 2003: 78,528,594 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.
                           Item 17 [X]    Item 18 [ ]

================================================================================

                                TABLE OF CONTENTS

                                                                            Page


NOTE REGARDING FORWARD LOOKING STATEMENTS......................................1

GLOSSARY OF TERMS..............................................................2
ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................4
ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE...............................4
ITEM 3:  KEY INFORMATION.......................................................4
ITEM 4:  INFORMATION ON THE COMPANY...........................................13
ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................39
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................44
ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................52
ITEM 8:  FINANCIAL INFORMATION................................................53
ITEM 9:  THE OFFER AND LISTING................................................54
ITEM 10: ADDITIONAL INFORMATION...............................................55
ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........65
ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............65
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES.......................66
ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
         USE OF PROCEEDS......................................................66
ITEM 15: CONTROLS AND PROCEDURES..............................................66
ITEM 16: [RESERVED]...........................................................66
ITEM 17. FINANCIAL STATEMENTS.................................................66
ITEM 18: FINANCIAL STATEMENTS.................................................90
ITEM 19: EXHIBITS.............................................................90
SIGNATURE.....................................................................92

                    NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Corporation's plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

     o   risks related to gold price and other commodity price fluctuations;

     o risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

     o risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

     o results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Corporation's expectations;

     o mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

     o the potential for delays in exploration or development activities or the completion of feasibility studies;

     o the uncertainty of profitability based upon the Corporation's history of losses;

     o risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

     o   risks related to environmental regulation and liability;

     o   risks related to hedging activities;

     o   political and regulatory risks associated with mining and exploration;
         and

     o other risks and uncertainties related to the Corporation's prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements are described in this Annual Report under Item 3.D - "Risk Factors". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

                                GLOSSARY OF TERMS

The following terms have the following meanings in this Annual Report on Form 20-F:

"Ag"                               Silver

"AMEX"                             The American Stock Exchange

"Au"                               Gold

"CIM"                              Canadian Institute of Mining, Metallurgy and
                                   Petroleum

"Dore" A compound containing gold and silver metal and various impurities.

"gpt"                              Grams per tonne. One gram per tonne equals
                                   0.02917 troy ounces per short ton.

"Indicated Mineral Resource"       An `Indicated Mineral Resource' is that part
                                   of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Inferred Mineral Resource"        An `Inferred Mineral Resource' is that part
                                   of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.
                                   The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"Measured Mineral Resource"        A `Measured Mineral Resource' is that part of
                                   Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"Mineral Resource"                 A `Mineral Resource' is a concentration or
                                   occurrence of natural. Solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects from economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

                                   The terms "Mineral Resource", "Measured
                                   Mineral Resource", "Indicated Mineral
                                   Resource", "Inferred Mineral Resource" used in this Report are Canadian mining terms as defined in accordance with National Instrument 43-101 under the guidelines set out in the CIM Standards.

NOTE TO U.S. INVESTORS. While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this Report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

"NI 43-101"                        National Instrument 43-101 - Standards of
                                   Disclosure for Mineral Projects. A rule
                                   developed by the Canadian Securities
                                   Administrators (an umbrella group of Canada's provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The rule establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

"Ore" A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"Qualified Person"                 Conforms to that definition under NI 43-101
                                   for an individual (a) to be an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

"SG" Means specific gravity, a measurement of density.

"TSX"                              The Toronto Stock Exchange.

"tpd" Tonnes per day. One tonne equals 1.10231 tons.

ITEM 1:     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2:     OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:     KEY INFORMATION

3A.     SELECTED FINANCIAL DATA

The following table sets forth selected historical data regarding the Company's consolidated operating results and financial position. The data set forth below is stated in thousands of U.S. dollars (except per share amounts). This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differs in many respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of differences between Canadian GAAP and U.S. GAAP is contained in
Note 15 to the audited Consolidated Financial Statements. The following table should be read in conjunction with Item 5 - "Operating and Financial Review and Prospects", and the consolidated financial statements and notes thereto included in Item 17 of this Annual Report.

                                                           FOUR
                                        YEAR              MONTHS                 YEAR               YEAR
                                       ENDING             ENDING                ENDING             ENDING
                                       APRIL             APRIL 30,             DEC. 31,           DEC. 31,
                                      30, 2003              2002                 2001               2000
                                      --------           ---------             --------           --------
INCOME STATEMENT DATA
Metal sales                        $    12,509         $     5,303          $    14,913        $    34,926
Interest income                            175                  62                  122                525
Gain on Sale of Mineral
  Properties                               922                  --                   --                 --
Net Income (Loss) from
  Operations                              (844)               (347)              (1,612)            (5,273)
Net Income (Loss)                       (2,800)             (1,601)              (3,371)           (31,388)
Loss per share - basic and
   diluted                               (0.04)              (0.03)               (0.11)             (1.17)

BALANCE SHEET DATA
Working capital                    $     7,633         $     8,616          $     7,683        $     9,865
Total assets                            21,447              25,330               24,540             28,563
Net assets                              14,960              17,729               16,998             20,369
Long-term debt                           1,640               1,849                1,849              1,849
Shareholders equity                     14,960              17,729               16,998             20,369
Capital stock                           56,173              56,142               53,810             53,810
  Outstanding shares                78,528,594          78,408,794           31,123,974         31,123,974
Dividends declared                          --                  --                   --                 --

                                        NINE               THREE
                                       MONTHS             MONTHS               YEAR
                                       ENDING             ENDING              ENDING
                                      DEC. 31,           MARCH 31,           DEC. 31,
                                        1999                1999               1998
                                      --------           ---------           --------
INCOME STATEMENT DATA
Metal sales                        $    26,320          $   10,182         $   29,971
Interest income                            218                  96              1,778
Gain on Sale of Mineral
  Properties                                --                  --                 --
Net Income (Loss) from
  Operations                               300               1,523                526
Net Income (Loss)                       (2,053)                410            (42,357)
Loss per share - basic and
   diluted                               (0.12)              (0.30)            (22.60)

BALANCE SHEET DATA
Working capital                    $     6,526          $   (1,236)        $    4,390
Total assets                            48,544              68,625             81,363
Net assets                              29,879              31,824             31,566
Long-term debt                           5,234              20,167             19,390
Shareholders equity                     29,879              31,824             31,566
Capital stock                           31,932              31,824             59,251
  Outstanding shares                17,567,839           2,042,839          2,042,839
Dividends declared                          --                  --                 --



Had the Consolidated Financial Statements of the Company been prepared in accordance with U.S. GAAP, certain selected financial data would have been reported as follows, (in thousand of U.S. dollars except per share amounts):

                                                  FOUR                                      NINE         THREE
                                     YEAR        MONTHS         YEAR           YEAR        MONTHS       MONTHS          YEAR
                                    ENDING       ENDING        ENDING         ENDING       ENDING       ENDING         ENDING
                                   APRIL 30,    APRIL 30,     DEC. 31,       DEC. 31,     DEC. 31,     MARCH 31,      DEC. 31,
                                     2003         2002          2001           2000         1999         1999           1998
                                   ---------    ---------     --------       --------     --------     ---------      --------
INCOME STATEMENT DATA
Net Income (Loss)                    $(2,800)     $(1,601)     $(3,433)     $(31,388)      $(1,826)     $   (515)    $(46,366)
Net Income (Loss)
  per share                            (0.04)       (0.03)       (0.11)        (1.17)        (0.20)        (0.20)      (22.40)

BALANCE SHEET DATA
Total assets                         $21,447      $25,402      $24,583      $ 28,563       $48,544      $ 56,169     $ 66,269
Shareholders' equity                  14,960       17,801       17,041        20,369        29,879       (39,749)     (39,234)

Unless otherwise specified, all dollar amounts in this Annual Report are in U.S. dollars; however, certain of the information included in this Report is presented in Canadian dollars ("Cdn$"). The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, in effect at the end of each of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during each period, in each case based on the noon buying rate as reported by the Federal Reserve Bank of New York:


                FOR THE YEAR       FOR THE FOUR
                    ENDED          MONTHS ENDED               FOR THE YEARS ENDED DECEMBER 31,
                  APRIL 30,          APRIL 30,          ---------------------------------------------
                    2003               2002             2001         2000         1999          1998
                ------------       ------------         -----        -----        -----         -----
High               1.5963             1.6125            1.494        1.438        1.440         1.408
Low                1.4336             1.5632            1.602        1.557        1.530         1.577
Period End         1.4336             1.5681            1.593        1.500        1.440         1.531
Average            1.5335             1.5913            1.549        1.486        1.483         1.483


The high and low exchange rates based on the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York for each month during the previous six months are as follows:

MONTH                                   HIGH                               LOW
-------------                          ------                             ------
February 2003                          1.5315                             1.4880

March 2003                             1.4905                             1.4659

April 2003                             1.4843                             1.4336

May 2003                               1.4221                             1.3446

June 2003                              1.3768                             1.3348

July 2003                              1.4114                             1.3368

On August 21, 2003, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York was US$1.00 = Cdn$1.4067.

Except as otherwise provided, all dollar amounts are in United States dollars.

3B.     CAPITALIZATION AND INDEBTEDNESS

Not Applicable

3C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

3D.     RISK FACTORS

RISKS ASSOCIATED WITH MINING

An investment in the Common Shares of the Company involves a high degree of risk and must be considered highly speculative due to the nature of the Company's business and the present stage of exploration and development of its mineral resource properties. In particular, the following risk factors apply:


(i) Metal Price Volatility

The Company's ability to generate profits from its mining operations is directly related to the international price of gold, which is not within the control of the Company. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. During the year ended December 31, 2002, the annual high and low prices for gold per ounce for the 10:30 a.m. fixings on the London Bullion Market were $348.50 and $277.80, respectively. On August 20, 2003, the 10:30 a.m. fixing on the London Bullion Market was $362.20 and last spot market price of gold on the New York Commodities Exchange was $365.00 per ounce.

If the gold price declines below the cost of production at the Company's sole producing mine, in which the Company has a 49% interest, the Company may be required to reduce its estimate of reserves and it may determine that future commercial production is not a viable alternative. The premature or unexpected closure of a mining operation would significantly advance in time the estimated reclamation and closure costs of that operation, and therefore restrict the cash the Company has planned to utilize for other capital spending, exploration, development, or acquisition activities.

Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include:

o    industrial and jewelry demand;

o    central bank lending or purchases or sales of gold bullion;

o    forward or short sales of gold by producers and speculators;

o    future level of gold production; and

o rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds.

Gold prices are also affected by macroeconomic factors including:

o    confidence in the global monetary system;

o    expectations of the future rate of inflation;

o    the availability and attractiveness of alternative investment vehicles;

o    the general level of interest rates;

o the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies;

o    global and regional political or economic events; and

o costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

While gold production, sales and prices are by far the most significant factor affecting the financial performance of the Company, approximately 10% of the Company's sales revenues are derived from silver. Silver prices are determined in the international marketplace through the interaction of supply and demand for this metal. The Company has no influence over the price it receives from the sale of silver.

(ii) Exploration and Development Risks

Resource exploration, development, and operations is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. AT PRESENT, EXCEPT FOR THE DENTON-RAWHIDE MINE, WHICH IS IN ITS FINAL PHASE OF PRODUCTION, NONE OF THE COMPANY'S PROPERTIES HAVE A KNOWN BODY OF ORE AND THE PROPOSED EXPLORATION PROGRAMS ARE AN EXPLORATORY SEARCH FOR ORE.

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied and may continue to rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to taxes and royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of gold or other minerals produced, the Company may determine that it is impractical to commence or, if commenced, continue commercial production.

The Company's principal exploration properties are currently located in El Salvador which imposes certain requirements and obligations on the owners of exploratory properties including certain application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. See "Item 4. Business Overview - El Salvador Mining Regime." The Company may acquire interests in properties in other Latin or North and Central American countries which may place substantial restrictions on the Company's exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.


(iii) Mining and Production Risks

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Company may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure or against which for economic reasons it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position. In addition, there are a number of uncertainties inherent in any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. There can be no assurance that the Company's exploration and acquisition programs will yield new reserves to replace mined reserves or to expand current reserves. The development of the Company's properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

Although ore reserve and mineral resource figures included in this Annual Report have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from ore reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral resources and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Ore reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

(iv) Currency Fluctuations May Affect the Costs of Doing Business

The Company's activities are located in five countries, Canada, the United States, Argentina, El Salvador and Chile. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, except for the Denton-Rawhide Mine in Nevada, a significant portion of the costs associated with the Company's activities in Canada, Chile and El Salvador are denominated in currencies not directly related to the price of the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. The Company does not utilize hedging programs to any significant degree to mitigate the effect of currency movements.


(v) Financing Risks

The Company anticipates that its current cash reserves are sufficient to fund the Company's cash requirements through April 30, 2004. Beyond April 30, 2004, the Company intends to rely on accumulated cash reserves, if any; cash generated from operations, if any; collaborative agreements, if any; and public and private financing, all of which may be highly dependent on the results of the Company's exploration programs. There can be no assurance that the Company's exploration programs will result in locating commercially exploitable mineral ores or that the Company's properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Pacific Rim has limited financial resources and there is no assurance that operating cash flow from Denton-Rawhide will continue to be sufficient (See "Metal Price Volatility and Production Risks"), or that additional funding will be available to it to meet its capital spending obligations at its sole producing mine, to further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of such properties, or a restriction on future production at Denton-Rawhide.


(vi) Government Law, Environmental and Other Regulatory Requirements

Denton-Rawhide's operations and the Company's exploration activities in El Salvador are subject to a complex set of laws and regulations which govern the protection of the environment, waste disposal, worker safety, mine development, property tenure and the protection of endangered and protected species. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. Closure cost requirements could change from current estimates.

Each jurisdiction in which the Company operates has its own set of laws and regulations which govern mining and exploration activities. It is possible that future changes in the laws governing the Company's operations, workforce, taxation, and closure plans could have adverse material affects on the Company's financial viability and ability to continue its business activities in that jurisdiction. To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

(vii) The Company's Insurance Coverage May Be Inadequate

The mining industry is subject to significant risks that could result in:

o    damage to or destruction of property and facilities;

o    personal injury or death;

o    environmental damage and pollution;

o    delays in production; or

o    expropriation of assets and loss of title to mining claims.

While the Company has purchased property, business interruption and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

(viii) Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available in Canada, the U.S., Central and South America and elsewhere. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

(ix) Hedging Activities

The Company's primary business is the acquisition and development of gold and silver properties and its revenue to date has almost entirely been derived from proceeds from, or related to, the sale of gold and silver. (See "Risk Factors - Risks Associated with Mining - Metal Price Volatility"). Gold and silver prices are subject to significant volatility and these changes, to the extent that the Company's production is unhedged, can significantly affect the Company's profitability and cash flow. Gold prices declined steadily since the latter part of 1996, culminating in August 1999 with the lowest price in twenty-one years, and until the spring of 2002 have essentially remained near or below $300 per ounce. Although prices have reached the $316 to $385 per ounce range during the past six months, gold prices may never reach historical highs again. Silver prices also have been at levels considered low by historical standards.

The Company may utilize derivatives for other than trading purposes, to protect the selling price of a portion of its gold production. Silver production is sold in the spot market. The Company has in the past used a combination of fixed or spot deferred forward sales, puts and calls, as part of this gold hedging program. The proceeds derived from writing (selling) the calls have at times paid for the puts, and at other times puts have been closed out and the proceeds used to purchase additional puts. The market risk to the Company's cash flow from each put instrument relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the put price exceeds the appropriate spot price at maturity. Counter-parties to any put contracts are large international credit worthy institutions. The market risk to the Company of any gold call option contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the call obligations should they arise. The Company is currently not pursuing or adding to hedge positions although that may change depending on management's view of the gold market conditions.

(x) Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

(xi) Conflicts of Interest

Certain of the directors and officers of the Company are also directors and/or officers of other natural resource companies. Accordingly, these persons have interests that may be in conflict with the interests of the Company. See "Item
6. Directors, Senior Management and Employees."

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.


SPECIFIC RISK FACTORS ASSOCIATED WITH THE ANDACOLLO GOLD MINE AND THE EL DORADO PROPERTY

In addition to the risk factors discussed in "Risks Associated with Mining" and "Specific Risk Factors Associated with the Denton-Rawhide Mine" investors should also consider the following factors in evaluating the Company and its business:

(i) Risks Associated with Foreign Operations

The El Dorado, La Calera and Cerro Gaspar properties are located in El Salvador. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of Pacific Rim uses its collective experience in international mineral exploration and development to assess the complex risk/reward relationships that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country's geological potential with the long-term political and economic risks.

However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

(ii) Title to Properties

The exploration properties in El Salvador may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. As part of its investigations, Pacific Rim has investigated and believes it has good title to its properties. However, Pacific Rim cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of El Salvador.

(iii) Solvency and Closure Risk at Andacollo

The Andacollo Mine in Chile was permanently closed in December 2000. In order to facilitate this closure and the orderly disposal of all assets, the Company's subsidiary Compania Minera Dayton Contractual Minera ("CMD"), which owns the Andacollo Mine, applied to the courts for protection against its unsecured creditors. This application to the courts has resulted in a loss of control over the assets of CMD and as such the Company ceased consolidating the results of CMD effective December 1, 2000. This application included a plan for paying off all the unsecured creditors of the mine, including the Company, from the sale of gold production and assets. This plan was approved by the creditors and the courts in Chile in May of 2001. It remains in effect until May 2005, at which time unpaid creditors may petition CMD into bankruptcy. As at April 30, 2002, the Company was owed $1.7 million under this plan and $0.99 million at April 30, 2003. The amount due is not recorded as a receivable in the books of the Company but is recorded as income as received due to the uncertainty of receiving payment. The total amount owed to all unsecured creditors under this plan was $5.1 million at April 30, 2002 and $3.06 million at April 30, 2003.

The holder of a 2% net smelter return royalty on the production from the Andacollo Mine initiated an action against CMD in which it claims that due to the insolvency of CMD an amount of $1.4 million in guaranteed royalty payments have become accelerated and are immediately due with interest. CMD has petitioned and made presentations to the Court rejecting the claims. If it is ultimately determined that the royalty payments are to be accelerated, this finding would have an adverse material impact on the ultimate proceeds from the disposition of the assets of Andacollo available for distribution to the creditors, including the Company.

Finally CMD expects to conclude the reclamation of the mine area (including pits, dumps, ore stockpiles and the associated roads) in August of 2003. The reclamation activities have been conducted in accordance with the closure plan for the mine and crushing plant areas presented by CMD and approved by the Chilean government on June 17, 2002. As the crushing plant has not been sold, no reclamation activities have been initiated in this area. Engineering studies to determine the most effective manner to close and reclaim the heap are expected to conclude in September 2003. As of April 2003 the heap closure fund had a cash balance of $2.05 million.


SPECIFIC RISK FACTORS ASSOCIATED WITH THE DENTON-RAWHIDE MINE

In addition to the risk factors discussed in "Risks Associated with Mining" and "Specific Risk Factors Associated with the Andacollo Gold Mine and the El Dorado Property" investors should also consider the following factors in evaluating Pacific Rim and its business.

(i) Changes to the General Mining Law of 1872

The majority of the Denton-Rawhide Mine's mineral reserves and processing activities are located on unpatented lode and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

o impose a royalty on the production of metals or minerals from unpatented mining claims;

o reduce or prohibit the ability of a mining company to expand its operations; and

o require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of the Denton-Rawhide Mine.

(ii) Reclamation Risks

The Denton-Rawhide Mine is an open pit heap leach operation that ceased active mining in October 2002. The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval. The Coordinating Committee of the Denton-Rawhide Mine has determined, for the purposes of the Reclamation Trust, reclamation and severance costs for the Denton-Rawhide Mine are $9.8 million of which 49% will be to the account of the Company. The Company's share of the total reclamation and closure costs is estimated at approximately $4.8 million. Between April 2000 and December 31, 2001 the Company contributed $39,090 per month into a trust fund to meet its reclamation and closure obligations. At April 30, 2003 the market value of the trust fund for the Company's benefit was $3.7 million. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide Mine.


ITEM 4:     INFORMATION ON THE COMPANY

4A.     HISTORY AND DEVELOPMENT OF THE COMPANY

The legal and commercial name of the Company is Pacific Rim Mining Corp.

The Company was formed by the amalgamation (the "Amalgamation") of Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corp. ("PacRim") (together the "Predecessor Companies") under the British Columbia Company Act ("Company Act") on April 11, 2002, with the Registrar of Companies, British Columbia. The Amalgamation received shareholder approval of both Dayton and PacRim on

April 3, 2002 and approval of the Supreme Court of British Columbia on April 10, 2002. Pursuant to the Amalgamation 23,498,600 common shares of PacRim were exchanged on a one for one common share of the Company basis and 31,123,974 common shares of Dayton were exchanged on a one for 1.76 common shares of the Company basis. Under the Company's memorandum its authorized capital is 1,000,000,000 common shares without par value.

The Company is domiciled in British Columbia, Canada and is a valid company in good standing and operating under the British Columbia Company Act. The Company's principal place of business is located at Suite 410, 625 Howe Street, Vancouver, British Columbia, V6C 2T6, telephone (604) 689-1976. The Company through its subsidiaries has administration offices in Argentina, Nevada, USA, Chile and El Salvador.

Since May 1, 2002, the beginning of the Company's last full financial year to July 31, 2003, the following important events have occurred in the development of the Company's business.

     - In May 2002 the Company signed a letter of intent with Minerales Entremares El Salvador, S.A. de C.V. to acquire the La Calera gold project, located approximately 8 kilometers west of the El Dorado gold deposit in El Salvador.

     - In May 2002 the Company commenced a 20 hole, $1 million diamond drill program on the El Dorado gold project in El Salvador.

     - In June 2002 the Company received 142,970 shares of Silver Standard Resources for the balance of the purchase price of $900,000 from the sale of predecessor Pac Rim's Diablillos property. The Company sold these shares prior to year end. A gain of $922,000 was recorded in the year.

     - In August 2002 the Company optioned the Cerro Gaspar project in north east El Salvador from Brett Resources.

     - In October 2002 the Board approved an additional $1 million budget to continue drilling on the Company's El Dorado projects in El Salvador.

     - In January 2003 the Company commenced a drill program on the La Calera project and a program of geologic mapping and sampling on the Cerro Gaspar project.

     - In July 2003 the Company formalized its Strategic Plan, which is summarized in Form 6-K filed with the SEC on August 7, 2003.

See Item 5 - Operating and Financial Review and Prospects for information on the Company's principal capital expenditures and divestures during the past three years and current capital expenditures. Other than the ongoing drill programs there is no principal capital expenditures or divestitures in progress.

There has not been any indication of any public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies shares during the last or current financial year.


4B.     BUSINESS OVERVIEW

The Company is a British Columbia based mineral resource corporation engaged, both directly and indirectly through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties. The Company's exploration activities are currently focused in El Salvador. The Company continues to explore for projects in the Americas, which warrant drilling. The Company will primarily be exploring for gold and silver on any newly acquired projects.

The Company has a 49% interest in the Denton Rawhide Mine, Nevada, an open pit gold-silver heap leach mine. Ore extraction at the mine ceased in May 2003 and residual leaching of stockpiled ore is expected to continue for several years. The Company also holds interests in exploration licences in El Salvador.

Predecessor Dayton acquired the 49% interest in the Denton-Rawhide property through the issue of shares and acquired the El Dorado property in El Salvador through the acquisition of Mirage Resource Corporation, in April 2000. Predecessor PacRim acquired the Company's remaining exploration properties in Argentina in 1997 by staking. Predecessor PacRim sold its interest in the Diablillos property in Argentina by agreement dated December 14, 2001 for total consideration of $3,400,000 by staged payments of cash or common shares. The balance of the purchase price for Diablillos was received by the Company in 2002, after the Amalgamation. Under the purchase agreement certain representations and warranties regarding normal course of business and conduct, including title, filings and environmental matters in Argentina were made, which representations and warranties survive the payment of the purchase price until December 31, 2003.

In each of the periods December 31, 2001, April 30, 2002 (four months) and April 30, 2003, the Company has spent approximately $0.6 million, $0.2 million and $3.2 million respectively on work programs to advance the El Dorado gold prospect in El Salvador.

The Company has financed its exploration programs to date from its cash on hand derived from the sale of marketable securities and net cash proceeds from its 49% interest in Denton Rawhide. In each of the periods December 31, 2001, April 30, 2002 (four months) and April 30, 2003, revenues from gold sales totalled $14.9 million, $5.3 million and $12.5 million, respectively. The average price of gold received was $271 per ounce in 2001, $287 per ounce in 2002 and $321 in 2003.

In the past, the Company has managed its exposure to reductions in the price of gold by entering into both forward sales contracts and by selling call options or by purchasing put options. At April 30, 2003, the Company had 6,000 ounces of gold committed for delivery under spot deferred contracts maturing at various dates from May 2003 to August 2003. The estimated fair value of these contracts at the April 30, 2003 spot prices of gold of approximately $339 per ounce was $0.2 million, which represents the fair value to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

See Item 3D - Specific Risk Factors Associated with the Andacollo Gold Mine and the El Dorado Property, in particular (i) Risks Associated with Foreign Operations and (ii) Title to Properties.

See Item 4D - Property Plant and Equipment for an overview of the Company's properties.

See Item 5 for an overview of the Company's financial position.

EL SALVADOR MINING REGIME

Under the laws of El Salvador, all mineral rights are owned by the government. All uncultivated private and government-owned lands are open to exploration and are available through application for an exploration and then an exploitation permit if certain conditions are met. Land for which an exploration permit is obtained is held by payment of an annual fee until converted to an exploitation licence. El Salvadorian mining laws do not discriminate between nationals and foreigners.

In mid 2001 the government of El Salvador enacted several modifications to the Salvadorian Mining Law. The most significant of these changes included an extension from 5 years to 8 years for the time before which a property holder must convert an exploration licence into an exploitation licence. This revision provided the Company an additional three years in which to advance the El Dorado project to the development stage and then apply to the government for an exploitation permit. The application to convert an exploration licence to a 30 year (or longer) exploitation licence must be accompanied by, among other things, a feasibility study, a development work program and an environmental impact study. Under the old laws the maximum size for exploitation concession was 10 square kilometres. This arbitrary size restriction has been removed. A final and important change was that the royalty levied on mineral production was reduced to 2% from 4% of net smelter returns. Pacific Rim plans to continue exploration efforts to enable it to submit the documentation required to convert the exploration licence to an exploitation licence within the mandated time frame. However, there can be no assurance that this will be accomplished.


4C.     ORGANIZATIONAL STRUCTURE

The following is a listing of the Company's significant subsidiaries including name, country of incorporation or residence, the Company's respective proportion of ownership interest and, if different, proportion of voting power held.

     (1)    Pacific Rim Exploration Inc., Nevada, USA, 100% owned by the
            Company.

     (2) International Pacific Rim Mining Corp., Argentina, 100% owned by Pac Rim Caribe III. This subsidiary holds miscellaneous properties staked by the Company in Argentina.

     (3)    Pac Rim Caribe III, Caymans, 100% owned by Pac Rim Cayman.

     (4)    Pac Rim Cayman, Caymans, 100% owned by the Company.

     (5) Dayton Mining (U.S.) Inc. 100% owned by the Company. This subsidiary holds the 49% interest in the Denton-Rawhide joint venture.

     (6) Compania Minera Dayton, Chile, 99.5% owned by Andacollo Gold Ltd. and 0.5% owned by La Serena Inc. This subsidiary has been granted creditors' protection by the Court of Andacollo and is no longer under managerial control of the Company.

     (7) Andacollo Gold Ltd. and La Serena Inc., Cayman Islands, each 100% owned by DMC Cayman Inc.

     (8)    DMC Cayman Inc., Cayman Islands, 100% owned by the Company.

     (9) Pacific Rim El Salvador S.A. de C.V., El Salvador, owned as to 50% each by Dayton Acquisitions Inc. and 449200 B.C. Ltd., British Columbia corporations.

     (10) Recursos Salvador Enos S.A. de C.V., El Salvador, owned as to 99% by Dayton Acquisitions Inc. and 1% by Pacific Rim El Salvador S.A. de C.V.

     (11) 449200 B.C. Ltd., British Columbia, 100% owned by Dayton Acquisitions Inc.

     (12)   Dayton Acquisitions Inc., British Columbia, 100% owned by the
            Company.

In this Annual Report, unless the context otherwise indicates, all references to "the Company" include the Company and its subsidiaries.


4D.     PROPERTY, PLANT AND EQUIPMENT

The Company's operations are in one industry, the exploration and, if warranted, the development of and production from gold and silver properties. The Company does not own any significant plant or equipment for its wholly owned operations. Equipment used for exploration or drilling is rented or contracted as needed. The Company owns a 100% interest in various non-producing properties in South and Central America and has a 49% joint-venture interest in one producing mine, Denton-Rawhide. The following is a description of the Company's properties and the nature of the Company's interests in such properties as at August 15, 2003.

DENTON-RAWHIDE MINE (49%)

The Company acquired its interest in the Denton-Rawhide Mine on April 6, 2000 pursuant to an acquisition agreement dated February 13, 2000 (the "Acquisition Agreement") between Dayton, Kinross Gold Corporation ("Kinross"), Kinross Rawhide Mining Company ("Kinross Rawhide") and Kinross Fallon Inc. ("Kinross Fallon").

The Denton-Rawhide Mine is an open pit gold-silver heap leach mine, located in west-central Nevada, approximately 190 kilometres south-east of Reno. The Company holds a 49% interest in the mine and the operator, Kennecott Minerals Company, owns the remaining 51%. The principal mineral properties consist of 55 patented and 842 unpatented mining claims, claim fractions and partial interest claims owned or held under lease. Ore extraction and placement on heaps was scheduled to cease in late 2002 and ultimately ceased in May of 2003. Residual leaching of stockpiled ore is expected to continue for the next several years. Production costs are dropping as active mining has ceased and the Company anticipates cash flows from the operation will continue for the next few years. See Note Regarding Forward Looking Statements.

The Acquisition Agreement was negotiated on an arm's length basis by Dayton and Kinross, and provided, among other things, that:

(a) Kinross Rawhide and Kinross Fallon assigned all of their 49% interest in the Denton-Rawhide Mine, including all of their rights under the Rawhide Joint Venture Agreement (as described below), to the Company in exchange for 7,235,500 Common Shares at a deemed price of Cdn $2.26 per share for a total acquisition price of Cdn $16,352,230.

(b) Kinross Rawhide agreed to keep in place a $1,297,356 reclamation letter of credit posted by it in connection with the Denton-Rawhide Mine until March 31, 2002. The Company agreed to pay to Kinross Rawhide a standby fee equal to the cost to Kinross Rawhide of the letter of credit plus a support fee equal to 1.75% per annum, payable on the first day of January, April, July and October in each year. In January 2001, the reclamation letter of credit was replaced on behalf of the joint venture by a surety provided by Kennecott Rawhide Mining Company ("Kennecott Rawhide"), an indirect wholly-owned subsidiary of Rio Tinto Plc.

(c) Kinross Fallon and Kinross USA Inc. ("Kinross USA") agreed to keep in place a $1,246,780 surface management surety bond posted by them in connection with the Denton-Rawhide Mine until March 31, 2001. The Company agreed to pay to Kinross Fallon a standby fee equal to the cost to Kinross Fallon of the surety bond (which is currently 0.40%) plus a support fee equal to 1.75% per annum, payable on the first day of January, April, July and October in each year. In January 2001, the surety bond described in (c) was replaced on behalf of the joint venture by a surety provided by Kennecott Rawhide Mining Company ("Kennecott Rawhide"), an indirect wholly-owned subsidiary of Rio Tinto Plc.

(d) Kinross Fallon and Kinross Rawhide assigned all of their interest in the revocable reclamation and severance trust agreement dated effective January 1, 1999 (the "Reclamation Trust Agreement") among Kennecott Rawhide Mining Company ("Kennecott Rawhide"), Kinross, Kinross Rawhide, Kinross USA and Bank of America, as trustee, to the Company for an amount equal to $2,118,403 (being the amount held in the trust created thereby for the benefit of Kinross Rawhide and Kinross Fallon). Pursuant to promissory notes dated April 6, 2000, the Company agreed to pay the amount held in the trust, by no later than December 31, 2004 provided that the Company shall make minimum annual prepayments on December 31st in each year equal to 25% of the net internal cash flow received by the Corporation from its 49% interest in the Denton-Rawhide Mine. As part of the final reconciliation of working capital amounts, the amount outstanding on the promissory note was reduced to $1,848,863.

The ownership, management and operation of the Denton-Rawhide Mine is governed by a construction and post-construction operating agreement dated as of June 23, 1989, as amended by a first amendment agreement dated as of December 15, 1992, (the "Rawhide Joint Venture Agreement") between Kennecott Rawhide and Dayton (as assignee of interest from Kinross Rawhide and Kinross Fallon). The Rawhide Joint Venture Agreement provides, among other things, that:

(a)  Kennecott Rawhide holds a 51% interest in the Denton-Rawhide Mine;

(b)  the Company holds a 49% interest in the Denton-Rawhide Mine;

(c)  Kennecott Rawhide shall be the operator of the Denton-Rawhide Mine; and

(d) the operation of the Denton-Rawhide Mine shall be overseen by a coordinating committee (the "Coordinating Committee") comprised of three members nominated by Kennecott Rawhide and two members nominated by the Company, and the parties to the Rawhide Joint Venture Agreement are required to establish a trust as security for the payment of reclamation and severance costs resulting from the eventual closure of the Denton-Rawhide Mine (the "Reclamation Trust").

The Coordinating Committee of the Denton-Rawhide Mine has determined, for the purposes of the Reclamation Trust, reclamation and severance costs for the Denton-Rawhide Mine are $9.8 million of which 49% will be to the account of the Company. As of April 30, 2003, a total of $3.4 million is held in the Reclamation Trust for the benefit of the Company. See "Note Regarding Forward Looking Statements". This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide Mine.

The Denton-Rawhide Mine is an open pit heap leach operation that ceased active mining in October 2002. Crushing and stacking of stockpile low grade ore continued until May 2003, at which time the operation went into the residual leach phase. Residual leaching is expected to continue for several years. All raw materials, supplies and energy requirements are sourced domestically. A leach solution is circulated through the heaps to dissolve the gold and silver. These precious metals are then precipitated from the solution with the addition of zinc oxide. Dore is produced on site and the dore bars are then refined into gold and silver bullion at an independent refinery. There was no significant capital spending at Denton-Rawhide in 2002, or 2003. As at April 30, 2003 there were 87 full time employees at the mine, and as of July 31, 2003 there were 42 full time employees remaining. None of the employees are the Company's. Access to the mine is via a paved road and a short gravel road.

The following table provides selected operating data for the Denton-Rawhide Mine (49%):

                                  Year Ended     Four Months                     Year Ended
                                  April 30,      Ended April 30,                 December 31,(1)
                                  2003           2002              2001          2000
                                  ----------     ---------------   ---------     ---------------
Tonnes Crushed                    2,536,000      852,200           2,804,500     2,176,000
Gold Grade (g/t)                  0.77           1.1               0.96          0.85
Silver Grade (g/t)                12.6           14.4              16.35         12.1
Gold Produced (ozs)               35,731         14,605            49,366        37,706
Silver Produced (ozs)             302,383        126,420           356,277       283,796
Cash production Cost ($/oz)       $224           $230              $247          $234

         (1) Represents the Company's 49% interest since the interest in the mine was acquired on April 1, 2000.

Gold and silver mineralization in the Rawhide area is hosted within altered Tertiary volcanics which cover several square kilometres in a large caldera system. The Rawhide caldera is situated along an intersection between the north-west trending Walker Lane Structural Zone and north-east trending Basin and Range structures. All of the Rawhide deposits are structurally controlled, volcanic hosted epithermal ore bodies. The Rawhide gold-silver deposits are mid-Miocene in age and are hosted in a variety of volcanic rocks of early-to-mid Miocene age.

Lithology plays a critical role in the style of mineralization. Primary permeability amenable to disseminated mineralization is a characteristic of the ashes and tuffs, volcanogenic sediments, and vent breccias. The andesitic flow rocks are a tight, more brittle material which reacts to tectonics and hydrostatic pressures by shattering and crackle brecciating to create a secondary permeability. The andesite characteristically has more, and higher grade, veins than the other host rocks. Rhyodacite is an important ore host characterized by more intrusive and extrusive fracture controlled mineralization.

RECLAMATION - DENTON-RAWHIDE

The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval. The Company's share of the total reclamation and closure costs is estimated at approximately $4.8 million. Between April 2000 and December 31, 2001 the Company contributed $39,090 per month into a trust fund to meet its reclamation and closure obligations. No monthly contributions have been required from the Company in 2002 or 2003 as it was agreed the fund was adequate and further reclamation costs would be provided from mine operating cash flow. At April 30, 2003 the market value of the trust fund for the Company's benefit was $3.7 million. The Company has spent $1.4 million and estimates its further share of closure liabilities at April 30, 2003 to be $3.4 million. See "Note Regarding Forward Looking Statements".

EL SALVADOR PROJECTS

The Company's most advanced property in El Salvador is the El Dorado Property which consists of two exploration licences, which the Company, indirectly through its wholly-owned subsidiaries, holds as to a

100% interest. In addition the Company has entered into an option to acquire a 100% interest in the La Calera project which is near to El Dorado.

ALTHOUGH THE EL DORADO PROPERTY CONTAINS GEOLOGICAL MINERAL RESOURCES, NONE OF THE COMPANY'S PROPERTIES IN EL SALVADOR, INCLUDING THE EL DORADO PROPERTY, CONTAIN KNOWN ORE RESERVES AND ALL WORK PROGRAMS ARE EXPLORATORY SEARCHES FOR ORE GRADE MINERALIZATION.

The El Dorado Property was acquired by predecessor Dayton upon its acquisition of Mirage. Mirage initially acquired the El Dorado Property by option agreement dated June 23, 1993 from Zinc Metal Corporation ("ZMC") of Toronto, and its wholly-owned subsidiary New York and El Salvador Mining Company ("NYESMC"). The option was exercised on August 25, 1994 in accordance with its terms by payment of US$175,000 to ZMC and by the parties having incurred aggregate expenditures in excess of US$800,000. Pursuant to the terms of the option agreement the El Dorado Property is subject to annual advance minimum royalty payments, which is the greater of $50,000 per year or a 3% net smelter return royalty in favour of ZMC. The Company has the right to purchase the royalty from ZMC for US$4,000,000 (US$1,000,000 for the first one-half and US$3,000,000 for the second one half) provided that at least one-half of the royalty is acquired within six months of the commencement of commercial production. In addition, the government of El Salvador is entitled to a 2% net smelter return royalty.

Predecessor Dayton also acquired exploration licences for the Potonico and El Paisnal properties from Mirage which the Company abandoned during the 2003 financial year.

NATIONAL INSTRUMENT 43-101

The Company has been adhering to NI 43-101 in all of its disclosure since the rule was enacted in 2001.

Mr. William Gehlen supervises all of the Company's exploration work in El Salvador. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Details of the El Dorado resource estimate are presented in a technical report prepared for Dayton Mining Corporation by Mr. P. LaCroix, P.Eng (a Qualified Person as defined in National Instrument 43-101) entitled "Resource Update Nueva Esperenza & El Dorado Mine Area - El Dorado Project - El Salvador", dated February 8, 2002. Mr. LaCroix's report is summarized below and is available on SEDAR under Dayton filings.

A technical report entitled "Review of the Eldorado Project, El Salvador", prepared by Mr. Peter Ronning, P.Eng., a Qualified Person independent of the Company, is being filed with SEDAR, in conjunction with this filing. Mr. Ronning's report summarizes the geology and work conducted on the El Dorado project in El Salvador to the end of July 2003 and is summarized below. Mr. Ronning's report supercedes Mr. LaCroix's report in all respects except for the El Dorado resource estimate and related information.

A technical report entitled "Review of the La Calera Project, El Salvador", prepared by Mr. Peter Ronning, P.Eng., a Qualified Person independent of the Company, is being filed with SEDAR, in conjunction with this filing. This report summarizes the geology and work conducted on the La Calera project in El Salvador to the end of July 2003 and is summarized below.

REPORT OF MR. P. LACROIX

El Dorado's resources were determined in 2000 by Mr. P. Lacroix, P.Eng., an independent consultant and Mr. C.S. Wallis P. Geo an independent consultant who are Qualified persons under National Instrument 43-101. The following information is summarized from Mr. Lacroix's report dated February 8, 2002 titled "Resource Update Nueva Esperenza & El Dorado Mine Area - El Dorado Project - El Salvador" which report was filed under NI 43-101 on February 20, 2002 for Dayton.

Dayton acquired Mirage Resource Corporation and its underlying ownership in the El Dorado Project in April 2000. A 13-hole core drilling program was conducted in the El Dorado Mine Area from June through August 2000 to confirm the geometry and continuity of the Minita, Minita 3 and Zancudo veins as well as extend the existing resource both laterally and vertically. A total of 3,726.6 m of diamond drilling (HQ core) was completed during the period. Following completion of the drilling program, the geological model for the 3 veins was updated and a new estimate of resources completed by Lacroix. The program was considered a technical success, confirming both structural and grade continuity, however overall estimates of quantities and grade did not vary materially from previous estimates. The increase in drill intercept density did result in a modest redistribution of resources from the inferred to indicated categories.

Including the most recent drilling program by Dayton, a total of 46,382 metres of diamond core and reverse circulation (RC) drilling have been completed on the El Dorado Project from 1993 to date. The majority of the work has focussed on the delineation of the Nueva Esperanza, El Dorado and La Coyotera deposits, however other mineral occurrences have also received attention.

All core-drilling services have been provided by Geotecnia, S.A. de C.V. (Geotecnia), the Salvadoran division of Swissboring from Guatemala. Drilling equipment employed included Longyear LY-38, LY-44 and Christianson CS-1000 drill rigs.

Holes K93-1 through K93-4 utilized NQ (47.6 mm core diameter) while all subsequent holes were HQ (63.5 mm core diameter). Several holes, particularly at La Coyotera, were reduced from HQ to NQ because of poor drilling conditions in the vein.

All holes prior to K96-151 were surveyed utilizing Tropari borehole survey instruments. Azimuth and inclination are read every 50 m and, generally, at the bottom of the hole. Beginning with K96-151 a single-shot camera was employed in the down-hole surveys. Continued use of the Tropari instrument facilitated control and tracking during drilling. After the drilling was complete, the single-shot camera was employed to provide a more accurate location of the vein intercept and provide photo negatives for future reference. All drill hole collar locations have been surveyed. Surface and down-hole survey information is recorded on the drill logs and summary sheets. As the holes were drilled, the survey and geologic data was plotted on 1:1,000 sections. Once drilling was completed on any given section the geologic information was digitized. Complete sets of drill sections are maintained in the Sensuntepeque office.

A reverse circulation (RC) drill was utilized at El Dorado between mid-September and mid-December, 1994. This method was initially employed to pre-collar core holes to diminish both the hole cost and duration. RC drilling was also employed at Nueva Esperanza, where the vein position was well established, and the San Francisco area where broad targets existed from the surface downward. A RC drill was also used in early-1998 as an exploration tool at several areas within the Southern District.

During the pre-collaring program a number of technical problems became apparent, the most serious of which related to down-hole contamination below the water table. For this reason, sample data from RC drilling was not incorporated in resource estimates.

The core is stored in the enclosed facilities in the El Dorado mine area. During a drilling program, the core is delivered to the core storage facility at the El Dorado mine site, and is logged by geologic staff. The logging procedure consists of a written and graphic geologic description of rock type, including structure, hydrothermal alteration, vein density and mineralogy (macroscopic), core recovery data, rock-quality designation (RQD) data (after January, 1996), sample intervals, sample numbers, down hole survey, collar coordinates, collar elevation, and total depth. Gold and silver assays are added when results are received from the laboratory in Denver, Colorado.

Sample intervals are determined and marked by the geologist prior to their splitting. Before the Company's 2000 drilling program, the core was split by a trained local employee utilizing a 254-mm hydraulic core splitter. Core from D00-190 through D00-202 was cut with a 12-inch diameter diamond saw blade using a table-mounted circular saw. After each sample is split or cut, it is bagged and carried to the sample preparation facility where a 600-gram (g), 90% passing 10-mesh sample is prepared. This 600g sample is split once again creating two identical 300-g samples. One 300-g sample is shipped to the U.S. for analysis; the other remains on file in the El Dorado preparation facility. All coarse reject is also stored at the El Dorado mine site.

From July 1993 until April 7, 1994, all gold and silver analyses were performed by Skyline Labs (Skyline) of Wheatridge, Colorado, U.S.A. Subsequently, all work was moved to Cone Geochemical, Inc. (Cone) in Lakewood, Colorado, U.S.A. who continued to provide analytical services to the El Dorado project through December 2000.

Geochemical analyses performed by Skyline included K93-1 through K94-37 and samples 0 through approximately 1,100. The samples were analyzed by gravimetric fire assaying. All core, reverse circulation cuttings, rock, and soil samples collected since April 7, 1994, have been analyzed by Cone. Between April 7 and September 20, 1994, primary reduction of sample volume was completed by Cone. In brief, gold was determined by fire assay with an atomic absorption (AA) finish. The detection limit is 0.001 ppm (1 ppb). Since September 20, 1994, all samples have been dried, crushed (90% passing at 10 mesh) and split at the sample preparation facility located at the El Dorado mine. All samples are split down to a mass of approximately 600 g. This volume is split, with one half shipped to Cone for analysis while the other half is stored at the El Dorado mine.

The results from several stages of check assay programs beginning in early-1994 have not revealed any obvious concerns regarding the process of sample collection, sample preparation or with the assaying. Similar to many other deposits in the same volcanic belt of Central America, the gold at El Dorado is very fine grained and partially entrained and encapsulated within the banded vein chalcedony and nugget effects caused by coarse gold should be minimal.

While Mr. Lacroix has visited the site on two occasions since the acquisition by Dayton and inspected the core and preparation facilities, no independent sampling of core or mineralized exposures or review of chain-of-custody procedures was undertaken by Lacroix. Mr. Lacroix has however viewed the assay and geological database in detail and performed a number of critical checks on the data. As well, at the request of Lacroix, original assay values were re-entered by site staff from assay certificates in an independent database. This database was compared with the original data. Any problems or inconsistencies, although few, were corrected prior to using the database for resource estimation.

                 EL DORADO PROJECT - INDICATED MINERAL RESOURCES

                                    CUTOFF       TONNES        GRADE (G/T)                             SG
                                                                                  CONTAINED KOZ
         AREA                     (AU G/T)    (X 1,000)      GOLD     SILVER      GOLD     SILVER
         EL DORADO
           Zancudo                       9         32.0      12.2        104        13        107     2.51
           Minita                        6        626.1      14.2        100       285      2,005     2.31
           Minita 3                      6        141.1      12.0         89        54        404     2.36
                                     9/6/6        799.2      13.7         98       353      2,516     2.32
                                                                                     -          -
         NUEVA ESPERANZA                 2        495.4       4.5         29        72        464     2.33

         LA COYOTERA
           Footwall zone                 2        583.6       3.7         35        69        664     2.47
           Hangingwall zone              2      1,140.5       6.8         51       248      1,882     2.47
                                         2      1,724.1       5.7         46       317      2,546     2.47

         TOTAL INDICATED                        3,018.6       7.6         57       742      5,526     2.41

         NOTE: Cutoff for El Dorado and Nueva Esperanza is equivalent grade (62.8 grams Ag=1.0 grams Au). Cutoff for La Coyotera is gold grade only. Differences in totals due to round off.

                 EL DORADO PROJECT - INFERRED MINERAL RESOURCES

                                    CUTOFF       TONNES        GRADE (G/T)                           SG
                                                                                  CONTAINED KOZ
         AREA                     (AU G/T)    (X 1,000)      GOLD     SILVER      GOLD     SILVER

         EL DORADO
           Zancudo                       9          4.2       9.6        67          1          9   2.53
           Minita                        6        103.1      10.9        78         36        257   2.45
           Minita 3                      6          3.3       8.6        70          1          7   2.08
                                     9/6/6        110.6      10.8        77         38        273   2.44
                                                                                     -          -
         NUEVA ESPERANZA                 2        395.3       3.0        16         39        201   2.33

         LA COYOTERA
           Footwall zone                 2        116.4       4.2        36         16        136   2.47
           Hangingwall zone              2        156.7       5.0        50         25        254   2.47
                                         2        273.1       4.7        44         41        390   2.47

         TOTAL INFERRED                           779.0       4.7        35        118        864   2.39

         NOTE: Cutoff for El Dorado and Nueva Esperanza is equivalent grade (62.8 grams Ag=1.0 grams Au). Cutoff for La Coyotera is gold grade only. Differences in totals due to round-off.


REPORT OF MR. PETER RONNING

In June of 2003 the Company engaged Peter A. Ronning, P.Eng., a Qualified Person as defined in National Instrument 43-101, to undertake an independent, technical due diligence review of the El Dorado

Project. Mr. Ronning's review is described in his report entitled "Review of the El Dorado Project, El Salvador" dated August 22, 2003. The report describes the status of the El Dorado Project as of July 31, 2003. Mr. Ronning;'s report references but does not update the current resource estimate for the El Dorado Project calculated by Mr. P. LaCroix and referenced in his report filed under NI 43-101 on February 20, 2002 by Dayton. The following disclosure concerning the El Dorado project is derived from Mr. Ronning's August 22, 2003 report.

PROPERTY DESCRIPTION AND LOCATION

Two Exploration Licenses, covering in total 7,499.96 hectares, make up the El Dorado Property. The licenses have a nominal expiry date of January 1, 2004. The Company can continue to hold the area beyond that date by declaring its intention to convert the Exploration Licenses to Exploitation Concessions, which have a term of 30 years and may be extended if warranted The cost to hold the licenses is a rental of $300 per square kilometre, amounting to $22,500 per year. The Company is up to date with the regulatory obligations required to maintain the licenses in good standing.

In addition to its mineral rights, the Company owns approximately 69 hectares of real estate in the central part of the property. Whether the Company-owned real estate will be sufficient, should a mining operation be undertaken, would depend on design decisions to be made at that time.

Part of the El Dorado License Area was the scene of mining by another company between 1948 and 1953. The Company and its environmental consultants believe that there are no existing environmental liabilities on the project related to that earlier period of production nor to the exploration activities of the Company and its predecessor companies.

The Exploration License Area contains many prospects and deposits. Their stage of exploration and development ranges from recently discovered veins that have never been drilled to three deposits that have each had up to five resource estimates since 1995. The Company's permanent installations on the property at the present time consist of a laboratory for crushing rock samples and a core storage warehouse with facilities for describing and sampling drill core. None of the mid-20th century mine workings are accessible at present, nor does the Company use them.

In El Salvador there is an environmental permitting procedure established that must be followed in the development of the El Dorado project. First, an environmental formula or application must be presented to the Ministry of the Environment that details the development and operation of the proposed project. The Ministry will categorize the activity, work, or project according to its span and to the nature of its potential impact and issue the Terms or Reference or guidelines for an Environmental Impact Assessment. The Company's environmental permits are up to date and the Company is currently working with the authorities to ensure that its permitting stays current as the level of exploration activity increases.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The El Dorado Project is in the Department of Cabanas, approximately 74 kilometers northeast of San Salvador, the capital city of the nation, and 10 kilometers southwest of the town of Sensuntepeque. By a paved road that crosses the property, the travel time from the project site to downtown San Salvador is approximately 1.5 hours, depending on traffic levels.

The area has a large rural population and Sensuntepeque is a moderate sized town. Unskilled labour and persons with general business and technical skills should be readily available. El Salvador does not have an indigenous mining industry, so personnel with exploration and mining skills must come from elsewhere.

The usual public utilities are available in Sensuntepeque. The communication infrastructure, including telephone and internet, is serviceable. The existing buildings on the project site are connected to the national electrical grid, but the power supply is not considered reliable enough to service a mine.

The terrain in the El Dorado License area is one of moderate relief surrounded by higher hills to the north, east, and west. Elevations range between 200 m and 800 m above sea level. A tropical climate prevails, with a pronounced wet season from May to October and a dry season the remainder of the year. The project area contains shallow topsoils and volcanic subsoils that are cultivated for seasonal crops. Five perennial streams or rivers traverse the El Dorado License area. Water levels vary with the seasons with good flows being maintained during the wet season.

In a 2001 feasibility study, the Company's predecessor at El Dorado, Dayton Mining, was able to identify appropriate sites for the necessary mine facilities required for a 500 tonne per day operation. The Company's objective is to explore for and find resources that will support a larger operation. The Company may not follow the development plan of its predecessor, but the feasibility study provided confidence that adequate sites for mine facilities exist.

HISTORY

The colonial Spanish discovered gold in the district in the early 1500's, and there was sporadic, largely unrecorded small scale production until the late 1800's. In the period from 1948 to 1953, the New York and El Salvador Mining Company operated an underground mine, producing approximately 270,000 tonnes of ore yielding about 72,500 troy ounces (2,250 kilograms) of gold.

Extensive exploration since 1993 has included surface geological mapping, rock sampling and prospecting, campaigns of hand and bulldozer trenching, core drilling, and minor reverse circulation drilling. The exploration data base as of the end of July 2003 included the results of 270 drill holes totaling about 68,400 meters, with analytical results for almost 9,500 samples from drilling. Added to this are the results of nearly 3,600 surface rock samples of various types, and results of some 5,300 underground assays gleaned from the records of the 1948 - 1953 production period.

GEOLOGICAL SETTING

El Salvador can be divided into four morphological-geological units: Coastal Plains, Coastal Ranges, Great Interior Valley, and the Northern Mountain Ranges. El Dorado is situated in the Great Interior Valley, underlain by Eocene felsic to mafic volcanic rocks; in other words, dark to light coloured volcanic rocks in the order of 38 to 55 million years old.

Mineralization on the El Dorado Project consists of gold and silver bearing quartz veins that are contained within the volcanic rocks. The gold- and silver-bearing veins of the El Dorado district, of which at least 36 exceed 1 m in width, occur over an area exceeding 50 square kilometers. Vein mineralization is dominated by chalcedonic quartz and ranges in width between 1 m and 15 m in surface exposures. The vein systems are up to 3 km in length, dip steeply, and generally form ridges.

The mineralization fits the model of the low sulphidation epithermal type of mineralization, also referred to as the adularia-sericite type. A number of deposits around the world that belong to this type are being profitably mined.

In terms of its structure and mineral deposits the Exploration License Area can be divided into 3 districts, Central, Northern, and Southern. The three districts are separated from each other by northwest trending regional scale faults whose primary displacement was lateral. Within each district, deposits are contained within quartz veins that formed along fractures that opened under tension. The mineralized veins are for the most part within about 30 degrees of vertical and trend generally north-south, but there is considerable variation both within and between districts.

EXPLORATION

The decade-long history of recent exploration on the El Dorado project includes extensive mapping of mineralized structures, lithogeochemical sampling, trenching and drilling. There have been numerous ancillary studies including environmental base line work.

Geological mapping to varying levels of detail, done by the Company and its predecessors, covers approximately 2,000 hectares of the 7,500 hectare property. Digital maps have been generated at scales ranging from 1:1,000 to 1:10,000. In addition, the project archives contain numerous individual maps of trenches, veins and target areas at various scales.

The geological mapping is continuing, along with lithogeochemical sampling and prospecting.

The geological mapping is accompanied by frequent sampling of the rocks on the surface. As of July 31, 2003 the surface geochemical data base for the El Dorado project contained results for 3,581 rock samples collected from within the El Dorado License Area. The Company geologists collected approximately 1,240 of those samples in 2002 and 2003. The Company's predecessor operators collected the remainder. The samples are variously described as channel samples, chip channel samples, selected chips, random chips and grab samples.

The geological and geochemical work was done by geologists in the employ of the Company or its predecessors, with the assistance of local labourers hired on an as-needed basis. The sample data are well recorded and considered reliable.

MINERALIZATION

The El Dorado License area contains many deposits, prospects and occurrences in veins, hot spring deposits and hydrothermal breccias. They are found in three districts, north, central and south, that are distinguished from each other by the dominant vein orientations and the level of the hydrothermal system that is exposed on the present-day surface. The veins have complex, multi-stage histories of formation. In a 1999 "Summary of Exploration Activities", geologists working for Mirage Resource Corp. organized their descriptions of the deposits and zones into 33 targets, many of which comprise multiple veins. In terms of their exploration and development status, the veins range from newly-discovered, untested prospects to three deposits sufficiently advanced that their contained resources can be estimated. The dimensions of mineralized veins are as varied as their exploration status, ranging from those known only in single outcrops to those that have been traced on the surface over lengths of between one and two kilometers. Systems of related veins are up to three kilometers long. In those veins that have been mined or extensively drilled, mineralization has been demonstrated to exist over vertical intervals of up to 300 meters. (In considering vein lengths and vertical dimensions it is important to note that at a detailed level mineralization in this type of system is highly variable).

DRILLING

Several campaigns of drilling have been mounted on the El Dorado project throughout the last decade. As of July 31, 2003 the drill hole data base contained records of 270 drill holes comprising 68,420 meters of drilling. Since becoming operator in mid 2002 up to the completion of hole P03-256 in July 2003, the Company had drilled 55 holes comprising 20,828 meters.

At present core drilling is done using HQ equipment that produces 63.5 millimeter diameter core. If it is necessary to reduce to a smaller diameter to overcome drilling difficulties, NQ equipment is used, producing 47.625 millimeter diameter core. The direction and inclination of drill holes is measured approximately every 50 meters using a down-hole instrument. Until recently, drill collar locations were surveyed by local contractors. The Company has recently obtained a differential GPS for surveying collar locations. Core recovery is measured at the drill site and loaded core boxes are trucked to the Company's core logging, sampling and storage facility on the property. Core is logged by Company geologists and split for sampling using a rock saw.

Drilling on the project ranges from resource delineation and step-out drilling in the vicinity of the old mine to pure exploration drilling on veins that have as yet received little or no exploration.

             PACIFIC RIM DRILL RESULTS IN THE EL DORADO PROJECT AREA

----------------------------------------------------------------------------------------------------------------
    HOLE_ID           FROM             TO          INTERCEPT        TRUE WIDTH          GOLD         SILVER
                                                    METERS             METERS         AVG PPM        AVG PPM
----------------------------------------------------------------------------------------------------------------
P02-205                373.10        384.15           11.05           9.75               9.06          56.06
----------------------------------------------------------------------------------------------------------------
P02-206                142.05        143.40            1.35           1.10              55.50         159.44
----------------------------------------------------------------------------------------------------------------
P02-208                172.25        172.90            0.65           0.5                9.19          40.40
----------------------------------------------------------------------------------------------------------------
P02-208                237.50        238.35            0.85           0.33              37.47          65.30
----------------------------------------------------------------------------------------------------------------
P02-212                124.85        125.3             0.45           0.3                7.7           12.3
----------------------------------------------------------------------------------------------------------------
P02-213                320.00        320.75            0.75                              5.84          24.40
----------------------------------------------------------------------------------------------------------------
P02-216                318.0         318.85            0.85           0.7                3.5           48.0
----------------------------------------------------------------------------------------------------------------
P02-231                 75.30         75.65            0.35           0.27               7.98          21.70
----------------------------------------------------------------------------------------------------------------
P02-231                109.10        109.75            0.65           0.60               7.28          35.30
----------------------------------------------------------------------------------------------------------------
P02-231                304.25        304.45            0.20           0.20               7.36          45.00
----------------------------------------------------------------------------------------------------------------
P02-231                310.55        311.00            0.45                              4.04          17.60
----------------------------------------------------------------------------------------------------------------
P03-245                221.45        225.05            3.60           1.8                9.49          70.13
----------------------------------------------------------------------------------------------------------------
P03-245                228.50        229.45            0.95                              5.34          37.00
----------------------------------------------------------------------------------------------------------------
P03-245                286.80        289.15            2.35           1.66               5.71          52.92
----------------------------------------------------------------------------------------------------------------
P03-246                366.45        367.55            1.10                              5.95          20.60
----------------------------------------------------------------------------------------------------------------
P03-246                398.05        404.95            6.90           4.44              10.09          53.92
----------------------------------------------------------------------------------------------------------------
P03-247                334.10        339.15            5.05           3.41               7.76          35.45
----------------------------------------------------------------------------------------------------------------
P03-248                217.45        218.10            0.65           0.37               4.77          30.50
----------------------------------------------------------------------------------------------------------------
P03-248                306.20        307.35            1.15           0.66               6.38          33.10
----------------------------------------------------------------------------------------------------------------
P03-248                319.35        320.05            0.70                              5.86          88.00
----------------------------------------------------------------------------------------------------------------
P03-249                186.70        189.40            2.70           1.91               9.15          28.46
----------------------------------------------------------------------------------------------------------------
P03-251                159.55        159.70            0.15                              6.75
----------------------------------------------------------------------------------------------------------------
P03-251                369.35        383.45           14.10           7.05              12.29
----------------------------------------------------------------------------------------------------------------

Notes: Intervals and grades may differ slightly from those reported in the Company's news releases, due to different selection of cut off grade and compositing interval. Where true width is not shown, it is not known to Ronning.

        SUMMARY OF SELECTED PACIFIC RIM DRILLING RESULTS AT COYOTERA VEIN

---------------------------------------------------------------------------------------
HOLE_ID        FROM          TO        INTERCEPT      TRUE       GOLD AVG    SILVER AVG
                                                      WIDTH         PPM          PPM
---------------------------------------------------------------------------------------
P03-236        373.000      373.750      0.750                     6.032        31.3
---------------------------------------------------------------------------------------
P03-241        242.1        244.1        2.0          1.53         7.51         124.8
---------------------------------------------------------------------------------------
P03-242        260.4        265.7        5.3          3.41         6.23         65.9
---------------------------------------------------------------------------------------
P03-243        306.05       307.15       1.100        0.71         7.62         22.2
---------------------------------------------------------------------------------------
P03-244        312.35       315.35       3.0                       12.5         35.6
---------------------------------------------------------------------------------------
P03-244        320.35       321.85       1.5                       15.92        88.7
---------------------------------------------------------------------------------------
P03-244        320.350      327.95       7.6          4.9          7.39         54.0
---------------------------------------------------------------------------------------

Notes: Cut off of 6 g Au/tonne used. Internal low grade intercepts allowed. Where true widths are not shown, Ronning does not know what they are.


Since the Lacroix resource estimate, Pacific Rim has drilled an additional four holes at Nueva Esperanza, P02-219, P02-223, P02-225 and P02-228. Holes P02-219 and P02-225 contained the significant mineralized intercepts tabulated below. The other two holes did not have significant intercepts.

--------------------------------------------------------------------------------------------------------
HOLE_ID                FROM           TO             INTERCEPT     TRUE WIDTH        GOLD        SILVER
                                                     METERS          METERS         AVG PPM      AVG PPM
--------------------------------------------------------------------------------------------------------
P02-219               214.100        217.730          3.630           3.48           6.94          66.6
--------------------------------------------------------------------------------------------------------
P02-225               301.800        302.500          0.700           0.67           7.08          37.2
--------------------------------------------------------------------------------------------------------

Notes: Intervals and grades may differ slightly from those reported in the Company's news releases, due to the subsequent availability of re-analyses, different selection of cut off grade and compositing interval.


           SELECTED PACIFIC RIM DRILL RESULTS IN THE MORENO VEIN AREA

--------------------------------------------------------------------------------------------------------
HOLE_ID                FROM           TO            INTERCEPT     TRUE WIDTH        GOLD          SILVER
                                                     METERS         METERS         AVG PPM       AVG PPM
--------------------------------------------------------------------------------------------------------
P02-204                341.6         341.85            0.25        Unknown           26.78         183
--------------------------------------------------------------------------------------------------------
                       345.65        346.2             0.55        Unknown            9.39          57
--------------------------------------------------------------------------------------------------------
P02-210                203.45        204.4             0.95           0.75            3.5            7.3
--------------------------------------------------------------------------------------------------------
                       315.5         316.4             0.9            0.38            4.6            5.6
--------------------------------------------------------------------------------------------------------
P02-214                237.95        238.3             0.35           0.31            4.0           37.3
--------------------------------------------------------------------------------------------------------
P02-226                127.65        130.4             2.75           2.1             7.33          49.0
--------------------------------------------------------------------------------------------------------
                       153.2         153.6             0.4            0.37           15.1          123
--------------------------------------------------------------------------------------------------------
                       159.95        160.25            0.3            0.25            8.94          10.9
--------------------------------------------------------------------------------------------------------
                       185.65        186.8             1.15           1.04            7.47          27.3
--------------------------------------------------------------------------------------------------------

Notes: Intervals and grades may differ slightly from those reported in the Company's news releases, due to different selection of cut off grade and compositing interval. Where true width is not shown, it is not known to Ronning.

       SELECTED PACIFIC RIM DRILL RESULTS IN THE ROSARIO VETA GRANDE AREA

-----------------------------------------------------------------------------------------------------
HOLE_ID        FROM METERS      TO METERS         LENGTH          TRUE          GOLD         SILVER
                                                  METERS          WIDTH      G AU/TONNE    G AG/TONNE
-----------------------------------------------------------------------------------------------------
P02-203           34.50           36.80            2.30           1.89         6.808           6.554
-----------------------------------------------------------------------------------------------------
P02-203           96.15           97.60            1.45           1.19        28.325         257.159
-----------------------------------------------------------------------------------------------------
P02-203          104.80          105.95            1.15           0.94        24.839         162.522
-----------------------------------------------------------------------------------------------------
P02-207            9.20           11.85            2.65           2.03         2.4             6.4
-----------------------------------------------------------------------------------------------------
P02-207          246.7           248.2             1.50           1.47         2.2            14.7
-----------------------------------------------------------------------------------------------------
P02-222          176.05          176.90            0.85           0.55        12.7            72.0
-----------------------------------------------------------------------------------------------------
P02-222          243.85          244.10            0.25           0.25         6.24           36.5
-----------------------------------------------------------------------------------------------------
P02-224          327.90          328.85            0.95           0.84         6.23           39.0
-----------------------------------------------------------------------------------------------------
P02-230           84.55           84.80            0.25           0.18        39.99          200.0
-----------------------------------------------------------------------------------------------------
P02-232          160.85          161.30            0.45           0.29         7.86            8.2
-----------------------------------------------------------------------------------------------------
P03-234          119.05          119.35            0.30           0.17         7.24           36.9
-----------------------------------------------------------------------------------------------------
P03-234          139.35          140.80            1.45           0.51         6.87           44.9
-----------------------------------------------------------------------------------------------------
P03-234          139.35          140.15            0.80           0.28         8.93           58.0
-----------------------------------------------------------------------------------------------------
P03-234          142.70          143.45            0.75           0.38         7.72           17.2
-----------------------------------------------------------------------------------------------------

Notes: Intervals and grades may differ slightly from those reported in the Company's news releases, due to different selection of cut off grade and compositing interval. Where true width is not shown, it is not known to Ronning.

       SELECTED PACIFIC RIM DRILL RESULTS IN THE POTRERO & GUADALUPE AREAS

--------------------------------------------------------------------------------------------------
HOLE_ID        FROM METERS      TO METERS        LENGTH         TRUE        GOLD          SILVER
                                                 METERS        WIDTH     G AU/TONNE     G AG/TONNE
--------------------------------------------------------------------------------------------------
P02-209           379.65          380.0           0.35          0.20         5.7            94.0
--------------------------------------------------------------------------------------------------
                  391.05          391.3           0.25          0.23         4.8            22.5
--------------------------------------------------------------------------------------------------
P02-211            63.8            65.65          1.85          1.64         3.4            20.1
--------------------------------------------------------------------------------------------------
P02-218           340.0           340.56          0.56          0.43        24.82           50.0
--------------------------------------------------------------------------------------------------
P02-220           114.6           115.2           0.60          0.52        13.43           60.0
--------------------------------------------------------------------------------------------------
                  207.25          207.45          0.20          0.19         8.55           71.0
--------------------------------------------------------------------------------------------------
                  275.4           276.4           1.0           0.97        10.12           80.0
--------------------------------------------------------------------------------------------------
                  371.65          372.55          0.90          0.85        13.55           70.0
--------------------------------------------------------------------------------------------------
P02-229           177.25          177.8           0.55          0.52         7.00           32.3
--------------------------------------------------------------------------------------------------
                  374.90          375.70          0.80          0.69        14.18           80.0
--------------------------------------------------------------------------------------------------
P03-233            62.45           62.70          0.25          0.23        14.6           158.0
--------------------------------------------------------------------------------------------------
P03-233           127.00          127.55          0.55          0.42         6.42           45.0
--------------------------------------------------------------------------------------------------
P03-235           311.10          311.70          0.60          0.55        12.62          140.0
--------------------------------------------------------------------------------------------------
P03-235           316.30          316.75          0.45          0.22        14.32           76.0
--------------------------------------------------------------------------------------------------

Notes: Intervals and grades may differ slightly from those reported in the Company's news releases, due to different selection of cut off grade and compositing interval. Where true width is not shown, it is not known to Ronning.


SAMPLING AND ANALYSIS

The sampling method used by the Company field personnel varies with the purpose of the sample. Geologists doing initial reconnaissance or prospecting may collect selected grab samples from new discoveries. Such samples would be intended only to determine if minerals of interest are present, not to estimate grades for any volume of material.

For more systematic sampling, outcrops are cleaned off and in some cases shallow hand trenches are dug. Continuous chip samples are collected over intervals selected by a geologist. In many cases local labourers do the sampling, under a geologist's supervision. The manner of sampling is recorded in field notes and is entered into the digital data base of surface samples.

Intervals from drill core to be sampled are selected by the geologist logging the core. All vein material and visibly mineralized material is sampled, with enough immediately adjacent, apparently unmineralized material sampled to make sure that all intervals are adequately tested. Sampling is done after logging is complete. The core is sawn in half along its axis. The Company's immediate predecessor as operator, Dayton, also used a rock saw for sampling core from 13 holes it drilled in 2000. Operators prior to Dayton used a percussion core splitter.

Core recovery, which affects the degree to which samples are representative, is very good in the current drilling. In mineralized intervals it averages better than 98%. In past drilling, prior to the Company becoming operator, resource estimators found local problems with core recovery, finding that it averaged as low as 76% in some mineralized veins.

The Company collected a large quantity of unmineralized material from a site in the region. This material is used as sample "blanks" that are inserted into the sample stream at a rate of one into every batch of 25 samples, as a quality control measure.

All of the Company's samples are analyzed at the laboratory of Inspectorate America in Sparks, Nevada. About 25% of the samples are analyzed in duplicate by selecting a batch of material already pulverized by Inspectorate and sending it to another lab, American Assay. Once the results of the re-analysis are received, about 15% to 20% of the duplicated samples are selected for re-analysis starting with the coarse reject material.

All samples which return gold results exceeding 3 g Au/tonne in the initial analysis are analyzed again using a fire assay preparation with a gravimetric finish.

SECURITY OF SAMPLES

All sampling is done by the Company's employees, either geologists or labourers supervised by geologists. Once collected, samples are kept at the Company's on-site facility until they are picked up by employees of Inspectorate America's Guatemalan affiliate. They are transported by road to the Guatemalan laboratory, where they are prepared and trans-shipped to Nevada for analysis. Some of the samples may, from time to time, be opened and inspected by border officials at the border crossing from El Salvador to Guatemala.

MINERAL RESOURCE ESTIMATES

Three of the deposits in the El Dorado License area have each had as many as five resource estimates since 1995. The most current estimate for each of the three is listed below:


                      SUMMARY OF RECENT RESOURCE ESTIMATES

------------------------------------------------------------------------------------------------------------------------------------
DEPOSIT OR                RESOURCE         CUT-OFF                TONNES          GOLD           SILVER             ESTIMATOR
AREA                      CATEGORY          GRADE                                GRADE,          GRADE,
                                          G AU TONNE                           G AU TONNE      G AG TONNE
------------------------------------------------------------------------------------------------------------------------------------
El Dorado Mine Area       indicated       6 to 9, by vein*       799,200          13.70            97.9         LaCroix, 2000
------------------------------------------------------------------------------------------------------------------------------------
El Dorado Mine Area       inferred        6 to 9, by vein        110,600          10.80            76.94        LaCroix, 2000
------------------------------------------------------------------------------------------------------------------------------------
Nueva Esperanza           indicated       0                      539,100           4.26            27.63        LaCroix, 2000
------------------------------------------------------------------------------------------------------------------------------------
Nueva Esperanza           inferred        0                      905,400           2.03             9.43        LaCroix, 2000
------------------------------------------------------------------------------------------------------------------------------------
Coyotera                  indicated       4                      932,725           8.57            76.0         Kinross Staff, 2000
------------------------------------------------------------------------------------------------------------------------------------
Coyotera                  indicated       4                      326,368           4.67            55.12        Kinross Staff, 2000
------------------------------------------------------------------------------------------------------------------------------------

Notes: Cut-off grades at El Dorado Mine Area use a gold equivalent, calculated using 62.8 grams silver per gram gold ($5/oz Ag, R=85%; $290/oz Au, R=92%). Nueva Esperanza resource assumes open pitting. Estimates were done before the formal implementation of National Instrument 43-101 with the requirement to follow the CIM Standards on Mineral Resources and Reserves of August 2000. Ronning believes that the estimators used the terms resource, indicated and inferred in a manner consistent with the CIM Standards. LaCroix is an independent Qualified Person. Kinross Gold Corp., through a subsidiary, was a previous operator of the project.

All of the above estimates are to varying degrees out of date, in that the Company's work in 2002 and 2003 has produced results that are expected to enhance the resources. The Company has commissioned new resource estimates that will be available in the latter part of 2003.

MINING OPERATIONS

There are no present mining operations on the project.

EXPLORATION AND DEVELOPMENT

The Company is pursuing a program of continued delineation and exploration drilling.

LA CALERA, EL SALVADOR

The Company and Minerales Entremares El Salvador have entered into a letter of intent for a joint venture and option to purchase, dated May 17, 2002, wherein the Company can acquire a 100% interest in the La Calera gold project. Total commitments by the Company are option payments totalling $300,000 (of which $40,000 has been paid to date) and exploration expenditures of $375,000 to May 17, 2006 (all incurred to date). See Note 7 a) of the attached financial statements for a breakdown of the payments and exploration commitments of the Company. The La Calera property covers an area of 35 square kilometres and is located in the Municipality of Ilobasco, Department of Cabanas, El Salvador, approximately eight kilometres west of the Company's El Dorado gold deposit in El Salvador.

The Company is conducting an exploration program on the La Calera project of reconnaissance scale mapping and defining and drilling potential targets.

THERE ARE NO KNOWN ORE RESERVES ON THE LA CALERA PROJECT AND ALL WORK PROGRAMS ON THE PROPERTY ARE EXPLORATORY SEARCHES FOR ORE GRADE MINERALIZATION.

REPORT OF PETER RONNING

In June of 2003 the Company engaged Peter A. Ronning, P.Eng., a Qualified Person as defined in National Instrument 43-101, to undertake an independent, technical due diligence review of the La Calera Project. Mr. Ronning's review is described in his report entitled "Review of the La Calera Project, El Salvador" dated August 22, 2003. The report describes the status of the La Calera Project as of July 31, 2003. The following disclosure concerning the La Calera project is derived from Mr. Ronning's report.

PROPERTY DESCRIPTION AND LOCATION

The La Calera Project in El Salvador is based on one exploration license area that covers 3,500 hectares. It is located in the Departments of Cabanas and San Vicente, approximately 45 kilometers northeast of San Salvador, the capital city of El Salvador, and 8 kilometers southeast of the town of Ilobasco.

The Company controls the La Calera license under the terms of an option agreement with Minerales Entremares El Salvador.

The nominal expiration date of the La Calera exploration license is 17 October 2004. The exploration license can be extended for one more year beyond that, after which the mineral rights to the area can be maintained by converting the exploration license to an exploitation concession. The annual rental cost to maintain the exploration license is $300 per square kilometre, for a total of $10,500 per year.

No known environmental liabilities encumber the property.

All of the mineralization known to date is situated within about 150 hectares in the central part of the 3,500 hectare property. The project is at an early stage of exploration, so no studies as to possible sites for mine facilities have been done. There appears to be ample terrain suitable for the construction of facilities.

For a description of environmental permitting in El Salvador, see the preceding section describing the El Dorado Project.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The paved highway that connects the towns of Ilobasco and Sensuntepeque skirts the northern boundary of the La Calera license area. To reach the part of the license area on which exploration is focused at present, one turns south off the paved road at the locality of El Molino and follows an unpaved road southwards for five to five and half kilometers. This road and its various branches serve the community of San Francisco Iraheta and the outlying farms.

Local communities are connected to the national electrical grid, though outlying farms are not. It is unlikely that the existing power grid in the area could serve the needs of an industrial scale mining operation. Any such operation would have to generate its own power.

Other utilities are absent in the immediate exploration area.

The area has a large rural population, and is less than an hour by road from urban centers. Unskilled labour and persons with general business and technical skills should be readily available. El Salvador does not have an indigenous mining industry, so personnel with exploration and mining skills must come from elsewhere.

El Salvador has a tropical climate with pronounced wet (May to October) and dry seasons. Average annual rainfall at Sensuntepeque, about 25 kilometers northeast of La Calera, is about 2,000 mm.

At the present early stage of the La Calera project, the Company has not acquired any surface rights in the Exploration License Area.

HISTORY

The name "Calera" derives from a lime quarry that once operated on what is now the La Calera license. Aside from that quarry, the known exploration and mining history of the project area is very brief:


October 1997           La Calera license is granted to Minerales Entremares El
                       Salvador S.A. de C.V.

Sept - Oct 1997        Entremares undertook a program of geological mapping and
                       sampling.

August 2002            La Calera License transferred from Minerales Entremares
                       to Kinross El Salvador S.A. de C.V.

March 2003             The name of Kinross El Salvador S.A. de C.V. is formally
                       changed to Pacific Rim El Salvador S.A. de C.V.

The present exploration program by the Company is the first such program on the property.

GEOLOGICAL SETTING

El Salvador can be divided into four morphological-geological units: Coastal Plains, Coastal Ranges, Great Interior Valley, and the Northern Mountain Ranges. La Calera is situated in the Great Interior Valley. The immediate region of La Calera is dominated by geologically young intermediate to felsic volcanic flow rocks. Overlying those are even younger fragmental volcanic rocks.

The geological structure of El Salvador is characterized by several regional-scale fault systems, one trending east-west, one northwest and one northeast.

Mineralization on the La Calera Project consists of gold and silver bearing quartz veins that are contained within the volcanic rocks. The mineralization fits the model of the low sulphidation epithermal type of mineralization, also referred to as the adularia-sericite type. A number of deposits around the world that belong to this type are being profitably mined.

EXPLORATION

Since acquiring its option on the La Calera property, the Company has prospected and mapped approximately 150 hectares of the 3,500 hectare property. The mapping has focused primarily on delineating the mineralized veins.

In addition to the geological mapping, the Company has done a program of surface rock sampling and analysis. As of July 31, 2003 the surface geochemical data base for the property contained descriptions and results for 373 rock chip samples, 177 of which were collected from trenches excavated for the purpose. 365 of the samples were representative chip samples collected over measured lengths.

The rock samples are distributed throughout the mapped area of approximately 150 hectares, but are concentrated along veins or other sites where hydrothermal silica is present. The program has delineated three main systems called the Rosa Vein, Rosa West and El Calichal.

As part of mapping and sampling the mineralized structures, some 34 trenches with an aggregate length of about 270 meters have been excavated Most trenches are shallow, less than about 2 meters deep.

All the work has been done by geologists employed by the Company, or local labourers under the supervision of geologists.

The results of surface sampling are sufficient to demonstrate that a significant mineralized system is present at La Calera. In this tropical environment, samples collected on the surface may not be a reliable indicator of grades in the subsurface, due to near-surface weathering.

MINERALIZATION

To date, exploration of the La Calera property has focused on an area of roughly 100 hectares, extending northward from the Rio (river) Titihuapa for about 1 1/2 kilometers. This area may be within an erosional window where overlying volcanic rocks have been eroded away to expose a system of quartz veins. Silicified rocks with local pyrite (an iron-sulphur mineral that in many instances is associated with mineralization) partially envelop the veins. The volcanic wall rocks are andesites that exhibit alteration varying amongst propylitization, argillization and silicification. (These terms refer to different types of chemical and mineralogical changes in the rocks, sometimes caused by the same processes that cause mineralization).

Silica pyrite altered andesites are spatially associated with other epithermal manifestations including quartz-calcite veins and clay-pyrite alteration in the Rosa area, and opal float, advanced argillic alteration, and felsic explosion breccias, flows and tuffs in the El Tablon area. El Tablon is immediately to the southwest of the area being explored at present.

There is silicification associated with a northeast trending fault that appears to truncate the Rosa vein set. The veins are exposed on prominent ridges that trend between 140(Degree) and 160(Degree). The two main vein systems are the Rosa, and the Rosa West system. The latter consists of two principal veins about 100 meters and 200 meters west of the Rosa. The smaller El Calichal vein system is about 300 meters west of the Rosa. The longest of the known veins is the Rosa, which can be traced on the surface for about 1,100 meters in a north northwest direction. In aggregate the vein system has to date been traced for about 1,700 meters in the north northwest direction.

Giving equal weight to all samples regardless of length, the average grade of gold in surface rock samples from the Rosa Vein is 4.62 g Au/t, in the Rosa West veins 12.1 g Au/t and the El Calichal veins 2.37 g Au/t.

DRILLING

The drilling procedures used at La Calera are similar to those described for the El Dorado project. The initial target model at La Calera was and continues to be a vein deposit with sufficient grade and continuity to support selective mining methods. In the context of that model, the following table lists the results available as of 31 July 2003, with intervals composited using a cut off of 6 grams gold per tonne.


             SUMMARY OF LA CALERA DRILL RESULTS AT 6 G AU/T CUT OFF

------------------------------------------------------------------------------------------------------
                                                                         TRUE
DRILL HOLE        VEIN TESTED     FROM       TO METERS      INTERCEPT    WIDTH       GOLD      SILVER
                                  METERS                    METERS       METERS       G/T      G/T
------------------------------------------------------------------------------------------------------
PLC03-001         Rosa West       No         Significant    Results
------------------------------------------------------------------------------------------------------
PLC03-002         Rosa West       62.95      64.85          1.9          1.9         10.07     8.7
------------------------------------------------------------------------------------------------------
PLC03-003         Rosa West       119.8      120.35         0.55         0.51        7.47      2.2
------------------------------------------------------------------------------------------------------
PLC03-004         Rosa West       36.6       37.0           0.4          0.35        9.24      19.4
------------------------------------------------------------------------------------------------------
PLC03-005         Rosa West       36.45      43.15          6.7          2.83        8.67      *5.0
------------------------------------------------------------------------------------------------------
                                  66.25      67.55          1.3          1.13        8.30      3.2
------------------------------------------------------------------------------------------------------
                                  69.1       70.05          0.95         0.82        6.30      2.7
------------------------------------------------------------------------------------------------------
                                  71.75      72.80          1.05         0.65        7.42      7.3
------------------------------------------------------------------------------------------------------
                                  98.7       101.3          2.6          2.36        19.99     8.12
------------------------------------------------------------------------------------------------------
                                  104.0      105.0          1.0          0.87        10.8      5.1
------------------------------------------------------------------------------------------------------
PLC03-006         Rosa            no significant high grade intercepts;
------------------------------------------------------------------------------------------------------
PLC03-007         Rosa            no significant high grade intercepts;
------------------------------------------------------------------------------------------------------
PLC03-008         Rosa            17.05      20.5           3.45         2.6         6.22      3.0
------------------------------------------------------------------------------------------------------
PLC03-009         Rosa West       87.95      89.3           1.35         1.2         12.81     9.0
------------------------------------------------------------------------------------------------------
PLC03-010         Rosa West       no significant high grade intercepts
------------------------------------------------------------------------------------------------------
PLC03-011         Rosa West       122.7      126.6          3.9          3.8         6.45      8.2
------------------------------------------------------------------------------------------------------
                  Rosa West       130.9      131.8          0.9          0.4         7.12      2.4
------------------------------------------------------------------------------------------------------
PLC03-012         Rosa West       1.35       3.00           1.65         1.65        11.27     20.6
------------------------------------------------------------------------------------------------------
PLC03-013         Rosa            89.4       90.55          1.15         1.00        8.20      3.6
------------------------------------------------------------------------------------------------------
PLC03-014         El Calichal     36.0       36.95          0.95         0.54        31.51     73.0
------------------------------------------------------------------------------------------------------
                  El Calichal     66.70      66.95          0.25         0.14        39.65     33.4
------------------------------------------------------------------------------------------------------
PLC03-015         Rosa            no significant high grade intercepts;
------------------------------------------------------------------------------------------------------
PLC03-016         Rosa West       39.55      40.15          0.6          0.4         17.03     9.2
------------------------------------------------------------------------------------------------------
PLC03-017         Rosa West       36.0       36.85          0.85                     10.9      9.8
------------------------------------------------------------------------------------------------------
                                  85.5       86.9           1.4                      8.7       3.5
------------------------------------------------------------------------------------------------------
PLC03-020                         84.25      86.25          2.0                      9.0       pending
------------------------------------------------------------------------------------------------------
PLC03-023                         7.25       7.65           0.4                      26.9      41.4
------------------------------------------------------------------------------------------------------
                                  103.95     104.8          0.85                     9.3       pending
------------------------------------------------------------------------------------------------------
PLC03-024                         131.75     132.55         0.80                     7.3       pending
------------------------------------------------------------------------------------------------------

Notes: Results up to PLC03-16 are from the Company's news releases, checked against the drill data base by Ronning. Values reported may differ slightly from news releases due to current availability of more check analyses. Intercepts are down hole length. True widths, where shown, are from the Company's news releases.

The drill results listed in the above table demonstrate that the selectively mineable vein model is a viable target at La Calera.

The new information generated by exploration has demonstrated that a second model for an exploitable target needs to be considered. In the vicinity of the veins there are zones of stringer mineralization. They have, in aggregate, considerably lower grade than the discrete veins. However, if sufficient volume of stringer mineralization with sufficient grade were to be found, there might be an opportunity for bulk mining by way of an open pit, at grades lower than can be mined using selective methods.

The Company has analyzed some sections of drill core that had previously not been analyzed because they were outside the higher grade veins. The following table, derived from a Company news release, re-states the results for some holes using additional analyses not previously available and a cut off of 0.62 grams gold per tonne.

            SUMMARY OF LA CALERA DRILL RESULTS AT 0.62 G AU/T CUT OFF

----------------------------------------------------------------------------------------------------
DRILL HOLE        VEIN TESTED         FROM        TO          INTERCEPT      GOLD G/T     SILVER G/T
                                      METERS      METERS        METERS
----------------------------------------------------------------------------------------------------
PLC03-005         Rosa West           36.45        45.9          9.45          6.84           4.1
----------------------------------------------------------------------------------------------------
                                      65.9         72.8          6.9           4.58           2.6
----------------------------------------------------------------------------------------------------
                                      90.25       105.0         14.75          6.67           8.3
----------------------------------------------------------------------------------------------------
PLC03-006         Rosa                54.55        65.55        11.0           1.24           1.3
----------------------------------------------------------------------------------------------------
PLC03-007         Rosa                37.6         62.55        24.95          2.38           1.0
----------------------------------------------------------------------------------------------------
PLC03-008         Rosa                15.3         21.9          6.6           4.26           2.8
----------------------------------------------------------------------------------------------------
PLC03-009         no significant low grade intercepts
----------------------------------------------------------------------------------------------------
PLC03-010         no significant low grade intercepts
----------------------------------------------------------------------------------------------------
PLC03-011         Rosa West          122.7        151.05        28.35          2.33           2.2
----------------------------------------------------------------------------------------------------
PLC03-012         no significant low grade intercepts
----------------------------------------------------------------------------------------------------
PLC03-013         Rosa                79.0         98.15        19.15          2.22       pending
----------------------------------------------------------------------------------------------------
PLC03-014         no significant low grade intercepts
----------------------------------------------------------------------------------------------------
PLC03-015         Rosa               175.05       183.0          7.95          1.44       pending
----------------------------------------------------------------------------------------------------
PLC03-016         no significant low grade intercepts
----------------------------------------------------------------------------------------------------

The drill results to date have confirmed that the low sulphidation epithermal system at La Calera contains gold and silver mineralization whose grades, if present in a sufficient volume of rock with a configuration amenable to mining, might be exploited profitably. The project is still at an early stage of exploration.

SAMPLING AND ANALYSIS

The procedures for sampling and analysis of material from La Calera are similar to those procedures described for the El Dorado Project.

SECURITY OF SAMPLES

The handling and security of samples from the La Calera Project is similar to that for El Dorado.

MINERAL RESOURCES AND RESERVE ESTIMATES

La Calera is an early stage exploration project, not sufficiently advanced to warrant resource or reserve estimates.

MINING OPERATION

There are no mining operations on the La Calera Project.

EXPLORATION AND DEVELOPMENT

The Company expects to continue with the kind of exploration work already in progress on the La Calera Project. Future work may include reconnaissance work beyond the 150 hectare area of known mineralization. Moving away from the known area, veins may be hidden under younger cover rocks. It may be necessary to employ geophysical exploration techniques in addition to surface geological work and drilling.

CERRO GASPAR, EL SALVADOR

The Company entered into an agreement dated August 1, 2002, to form a joint venture with Brett Resources Inc. on the Cerro Gaspar Project, northeastern El Salvador. The Cerro Gaspar project is approximately 100 kilometers east of the Company's El Dorado gold project. Cerro Gaspar is a high-level adularia-sericite epithermal system with a known strike length of 5 kilometers. At the south end of the system, a series of shallow old workings expose a banded quartz vein.

Under the terms of the agreement, the Company had the right to earn a 60% interest in the project by making staged exploration expenditures totalling $1.5 million over five years.

The Company conducted a surface sampling and geologic mapping program to identify drill targets. The Company has decided not to pursue the option and is notifying Brett that it is terminating the option.

THERE ARE NO KNOWN ORE RESERVES ON THE CERRO GASPAR PROJECT AND ALL WORK PROGRAMS ON THE PROPERTY ARE EXPLORATORY SEARCHES FOR ORE GRADE MINERALIZATION.


PROPERTIES IN ARGENTINA

During 1997 and 1998, the Company evaluated a large number of alteration systems in northern Argentina through its reconnaissance generative program making use of a proprietary database that includes satellite imagery, a regional geologic compilation, regional geochemistry and in-house structural interpretations. During this evaluation the Company identified and acquired by staking two projects known as the Prometedora and San Francisco Projects.

PROMETEDORA PROJECT

THERE ARE NO KNOWN ORE RESERVES ON THE PROMETEDORA PROJECT AND ALL WORK PROGRAMS ON THE PROPERTY ARE EXPLORATORY SEARCHES FOR ORE GRADE MINERALIZATION.

The Company has staked and filed a 3,500 hectare claim in the Province of Salta covering an alteration system measuring 3.5 by 1.5 kilometers and striking to the northwest.

Work to date has included detailed geological mapping and sampling which has identified a large semicircular gold anomaly related to a porphyry system. Gold mineralization is generally without copper and coincides with the hydrous phyllic alteration halo. The Company is looking for a partner to drill this prospect.

SAN FRANCISCO PROPERTY

THERE ARE NO KNOWN ORE RESERVES ON THE SAN FRANCISCO PROPERTY AND ALL WORK PROGRAMS ON THE PROPERTY ARE EXPLORATORY SEARCHES FOR ORE GRADE MINERALIZATION.

The Company has staked and registered a 3,600 hectare claim block in the Province of Jujuy covering a 500 meter wide by 3,500 meter long alteration system that the Company believes is related to a low-sulphidation type epithermal system. The 100% owned property is located five kilometers from a major highway.

Surface rock sampling, ground geophysics, geologic mapping and 13 reverse circulation drill holes have been completed to date. The quartz-pyrite cap was intercepted in a number of holes and is approximately 30 to 40 meters thick and contains 0.3-0.4 g/t gold mineralization. Deeper RC drill holes intersected narrow but rich vein intervals including: SF-6 which intercepted two meters averaging 266 g/t Ag; SF-12 which intercepted a 21 meter interval averaging 45 g/t Ag and 3.3% Zn.

The Company believes that additional drilling is warranted as these type of targets are generally small tonnage making them tough to hit but very high grade which makes them worth the effort. The Company does not have a further drilling program planned at this time. The Company is looking for a partner to explore this property further.

ANDACOLLO MINE, CHILE

The Andacollo Mine is closed and to facilitate its closure the Chilean courts approved a plan to protect it from its creditors while the assets are being disposed of. CMD, the owner of the mine, is not subject to managerial control of the Company. This mine was an 18,000 tonne per day heap leach operation. It operated from 1996 to October 2000. The creditor plan contemplates paying off all of the creditors, including the Company from the proceeds of the sale of the plant and ancillary equipment and from proceeds of production from the residual leaching of the heap leach pads.

A final closure plan for the Andacollo Mine was approved by representatives of the Chilean government. As part of the creditors plan, minesite personnel are completing final reclamation of the open pits and waste dumps and contributing cash to a reclamation fund. This fund contained $2.05 million at April 30, 2003. See Item 3D - Risk Factors - (iii) Solvency and Closure Risk at Andacollo.

ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Item 5 should be read in conjunction with and is qualified by the audited financial statements and the related notes that have been prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to Note 15 of such financial statements for reconciliation of Canadian and United States generally accepted accounting principles. Also see Item 3 - Risk Factors and "Note Regarding Forward Looking Statements".

The Company was formed on April 11, 2002 by the amalgamation of Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corp. ("PacRim") as approved by the shareholders of both Dayton and PacRim on April 3, 2002 and by the Supreme Court of British Columbia on April 10, 2002. Each Dayton shareholder received
1.76 common shares of the Company in exchange for each Dayton common share held and each PacRim shareholder received one common share of the Company in exchange for each PacRim common share held. The financial year end of Dayton was December 31 and the financial year end of PacRim was April 30. The year end of the Company is April 30. Reference should be made to Note 1 c. of the financial statements for details on how the amalgamation has been accounted for.

FINANCIAL REVIEW

The Company's principal source of revenue is the sale of its share of gold from the Denton-Rawhide mine, and its main use of funds is in exploration on its El Salvador projects. The Company is financially dependent on production rates at Denton-Rawhide, and the price the Company receives per ounce of gold sold. The Company has limited financial resources and there is no assurance that operating cash flow from Denton-Rawhide will be sufficient, or that additional funding will be available in the future, for it to conduct further exploration or make future acquisitions.

- Revenue

Revenue, consisting of the sale of gold from the Denton-Rawhide mine, was $12.5 million in the fiscal year ended April 30, 2003 ("Fiscal 2003"), $5.3 million in the four month period ending April 30, 2002 and $14.9 million in the fiscal year ended December 31, 2001. The lower-than-expected gold production in 2003 was largely offset by higher gold prices during the period, resulting in a slight decline in sales in 2003.

Mine operating costs were $9.0 million in Fiscal 2003, compared to $4.5 million in the four month period ended April 30, 2002 and $13.5 million in the fiscal year ended December 31, 2001. The decrease in monthly operating costs is largely attributable to the cessation of active mining at the Denton-Rawhide mine in October 2002. Crushing and stacking of the stockpiled ore continued through the remainder of Fiscal 2003. Offsetting the improved operating costs was a write-down during Fiscal 2003 of $1.3 million, representing a reduction in the carrying value of the Company's 49% interest in the Denton-Rawhide mine (referred to in Note 7 of the financial statements). Operating results, while still reflecting a loss, have nonetheless improved steadily to a loss of $0.8 million in Fiscal 2003, compared to $0.4 million in the four month period ending April 30, 2002 and $1.6 million in fiscal year ended December 31, 2001. Before the $1.3 million write-down of Denton-Rawhide's carrying value, operating profits of approximately $0.3 million were realized.

- Expenses

Net non-operating expenses increased during Fiscal 2003 to $2.5 million, compared to $1.2 million in the four month period ended April 30, 2002 and $1.8 million in fiscal year ended December 31, 2001. Fiscal 2003 expenses reflect significantly increased exploration expenditures of $3.3 million (versus $0.3 million in the four month period ended April 30, 2002 and $0.7 million in fiscal year ended December 31, 2001), offset by a gain of $0.9 million from the sale of PacRim's Diablillos project in 2001 and a gain of $1.0 million from the sale of Silver Standard Resources stock received in payment for Diablillos. Expenses totaling $1.2 million for the four month period ended April 30, 2002 included $0.7 million in amalgamation costs for that period, with no comparable item for either fiscal year ended December 31, 2001 or Fiscal 2003. General and administrative costs have improved to $0.9 million in Fiscal 2003, compared to $0.4 million in the four month period ended April 30, 2002 and $1.1 million in fiscal year ended December 31, 2001. The Company received $0.5 million in creditor payments from CMD related to the sale of a portion of CMD's Andacollo assets during Fiscal 2003.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

- Cash Flow

During Fiscal 2003, cash and cash equivalents decreased by $1.5 million, from $2.6 million at April 30, 2002 to $1.1 million at April 30, 2003. This reflects cash outlays of $3.3 million in exploration expenditures, $0.9 million in general and administrative costs and $0.2 million in miscellaneous expenditures, offset in part by proceeds from the sale of Silver Standard stock totaling $2.6 million and creditor repayments from CMD of $0.5 million.

Cash flow used for operating activities increased to $4.0 million in Fiscal 2003, compared to $0.6 million in fiscal four month period ended April 30, 2002 and $2.4 million in fiscal year ended December 31, 2001. The 2003 increase is primarily due to a build up in heap leach inventories at the Denton-Rawhide mine, increased closure costs at Denton-Rawhide and severance payments related to the Dayton-PacRim amalgamation.

Cash flow provided by investing activities was negative $0.02 million in Fiscal 2003, compared to $1.3 million in fiscal four month period ended April 30, 2002 and negative $0.5 million in fiscal period ended December 31, 2001. The four month period ended April 30, 2002 figure includes $1.5 million in cash acquired through the amalgamation, for which there is no comparable item in either Fiscal 2003 or fiscal year ended December 31, 2001.

Cash flow from financing activities increased to $2.6 million in Fiscal 2003, from $0.2 million in the four month period ended April 30, 2002 and $0.03 million in the fiscal year ended December 31, 2001. This significant increase in Fiscal 2003 is due to $2.6 million in proceeds from the sale of Silver Standard stock received on the sale of PacRim's Diablillos project.

- ASSETS

The Company's assets consist primarily of cash and cash equivalents, its 49% interest in the Denton-Rawhide mine (including heap leach inventories and the closure fund), and the El Salvador projects (refer to Notes 4, 5, 6 and 8 of the financial statements). At April 30, 2003, the Company's total current assets were $10.6 million, down from $12.6 million the year prior. This decrease is primarily due to a decrease in both cash and investments from $2.6 million and $0.8 million respectively at April 30, 2002 to $1.1 million and nil respectively at April 30, 2003. Total inventories increased from $9.2 million at April 30, 2002 to $11.4 million at April 30, 2003. A portion of the inventories were reclassified as long term assets during fiscal 2003 to reflect that portion of recoverable gold inventories in the heap leach process that will not be recovered in the coming fiscal year.

The net book value of property, plant and equipment decreased to $5.5 million at April 30, 2003 from $9.5 million at April 30, 2002. This $4.0 million reduction in the carrying value of property, plant and equipment reflects the $1.3 million write-down of mining interests noted in the review of operations above, as well as depreciation charges of $2.7 million.

At April 30, 2003, the book value of the Company's total assets stood at $21.4 million, down from $25.3 million reported at April 30, 2002.

The Company, as a creditor of CMD, was repaid $0.5 million during Fiscal 2003. The Company is owed a further $0.7 million by CMD and believes this amount, or more, will be recovered from the sale of assets associated with the Andacollo mine, including plant and mining equipment, tax losses and water rights. The eventual recovery of such amounts is uncertain and therefore has not been recorded as a receivable of the Company as at April 30, 2003.

- Liabilities

The Company's liabilities consist of normal course trade payables and a loan obligation to a related company that is fully repayable by December 31, 2004, with a provision for prepayments of the loan out of 25% of the net cash flow from the Denton-Rawhide mine. Current liabilities as of April 30, 2003 were $2.9 million, including $0.2 million of estimated Rawhide cash flow prepayment due to the related party in the coming year (refer to Note 14 of the financial statements). Current liabilities also include $1.5 million in closure costs to be incurred during fiscal 2004.

- Working Capital

The Company's working capital at April 30, 2003 was $7.6 million, compared to $8.6 million at April 30, 2002, a decrease due to the reduction of cash and cash equivalents and the reclassification of a portion of inventories at Denton-Rawhide from current to long term assets.

- Shareholders' Equity

Shareholders' equity was $15.0 million at April 30, 2003, reduced from $17.7 million at April 30, 2002. This decline is due to the Company's increased deficit, itself a function of the net loss of $2.8 million realized during fiscal 2003.

ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

The Company is committed to the principal of sustainability. The Company is currently conducting base line environmental studies at the El Dorado and La Calera projects in El Salvador in the event that either project achieves future production, and conducts its exploration programs so as to minimize the impact on the environment.

The Company has established a closure fund of $3.4 million (fair market value of $3.7 million) as of April 30, 2003, to fund its portion of the reclamation costs associated with closure of the Denton-Rawhide mine. Current reclamation work is being funded from operating cash flows. $1.5 million in reclamation expenditures (the Company's portion) are anticipated to be spent at Denton-Rawhide in the coming fiscal year, with no further trust funding required. A closure plan for the Denton-Rawhide mine has been submitted to the appropriate agencies for approval.

As part of the Andacollo closure plan, CMD has deposited $2.1 million into a trust to provide funding for future expenditures related to closure of the mine. These funds were derived from the sale of the Andacollo mine assets and from the sale of gold produced in the mine's final stages of releaching. The reclamation plan at the Andacollo mine in Chile conforms to North American practices.

The Company considers itself a guest in the jurisdictions in which it conducts exploration and strives to operate in a culturally sensitive, fair, and mutually beneficial manner. Wherever possible, local residents are hired for both labour and skilled positions. The Company has implemented health and safety programs for its employees in Canada, the US, Chile and El Salvador.

RISKS AND UNCERTAINTIES

The Company's sole operating asset is its 49% non-operating interest in the Denton-Rawhide mine in Nevada. The Company's profitability and capacity to generate positive cash flow is directly related to the prevailing market price for gold and silver, the Company's share of production from this operation and the ability of the Denton-Rawhide mine operator to control the costs of production.

The Company's revenues are closely linked to the price of gold, which is affected by numerous factors beyond the Company's control, including: the exchange rate of the US dollar relative to other major currencies; global political and economic conditions; central bank sales; and other factors. The Company currently has no hedge contracts in place to mitigate fluctuations in the gold price.

Kennecott Minerals Company, 51% owner and operator of the Denton-Rawhide mine, is currently modifying the official mine plan, in part because of production shortfalls experienced at the mine during Fiscal 2003. Consequently, the Company is not able at this time to reliably estimate its share of production from the Denton-Rawhide gold mine for fiscal 2004. Kennecott has conservatively estimated that the Denton-Rawhide heap leach pad contains a total inventory of 80,259 ounces of gold and 806,717 ounces of silver as at April 30, 2003.

The Company expects to incur considerable exploration expenditures during the coming fiscal year (ended April 30, 2004) advancing its flagship El Dorado and La Calera gold projects in El Salvador. The Company's ability to conduct this exploration depends on free cash flow generated by the Denton-Rawhide gold mine. The results of ongoing drilling at these projects may warrant additional expenditures and there can be no assurance that the Company will be able to secure adequate financing, under favorable terms, to advance the project. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the El Dorado and La Calera projects.

Mining operations are generally subject to a number of risks and potential hazards, including operating accidents, labour disputes, and unanticipated environmental occurrences. The Denton-Rawhide joint venture is insured against typical mining-related risks that are economically insurable, however, there are no assurances that this insurance will provide adequate coverage under all circumstances.

The Company's mining operations and exploration and development projects are subject to various laws and regulations. The Company believes it is in compliance with the laws and regulations in all of the jurisdictions in which it operates. The Company is not aware of any changes to these laws or regulations that would have a material impact on the financial condition of the Company.

OUTLOOK

The Company anticipates continued gold production from the Denton-Rawhide mine through fiscal 2004 and beyond. A substantial decrease in operating costs at the Denton-Rawhide Mine is expected during fiscal 2004, as the operation moves into the residual leaching phase of the mine life and cash costs are limited to the pumping and processing of leaching solutions. This is anticipated to positively benefit the Company's cash flow during the coming years.

Funds will continue to be expended predominantly on El Salvador exploration, including continued drilling to define and expand the resources on the El Dorado and La Calera projects. An updated resource estimate for the El Dorado project is expected in the fall of 2003. The Company anticipates calculating a first ever resource estimate for the La Calera project sometime during fiscal 2004.

The Company does not conduct research and development, nor does it hold patents and licenses in its business.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances.

The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The ability of the Company to continue as a going concern and the recoverability of amounts shown in the consolidated financial statements for mineral properties is dependent on the ability of the Company to obtain the necessary financing to meet the Company's commitments and liabilities as they become payable, to discover economically recoverable reserves and on the future profitable production, or proceeds from disposition, of the Company's mineral properties. The Company is in the process of exploring its mineral properties, except for the Denton-Rawhide property, and has not yet determined whether the properties contain mineral reserves that are economically recoverable. Development of any property may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the gold recovered.

The Company believes that it has the ability to obtain the necessary financing to meet commitments and liabilities as they become payable and that economically recoverable reserves will be discovered. As such, the financial statements do not reflect adjustments that would be necessary if the Company is unable to continue as a going concern. If the going concern assumption is not appropriate for the financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses, and the balance sheet classifications used.

While the Company believes that economically recoverable reserves will be identified, there is no assurance that this will occur. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date and will result in further reported losses.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries. The Company's share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accrued on a unit of production basis over expected future recoverable ounces of production.

EFFECT OF INFLATION

In the Company's view, at no time during any of the last three fiscal years have inflation or changing prices had a material impact on the Company's sales, earnings or losses from operations, or net earnings, other than the price of gold.

See Item 3D "Risk Factors" and Item 4 "Information on the Company" and "Business Overview" for additional risk and trend information

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.     DIRECTORS AND SENIOR MANAGEMENT

Each of the Company's directors is elected by the Company's shareholders at an annual general meeting to serve until the next annual general meeting of shareholders, scheduled to be held October 8, 2003, or until a successor is elected or appointed. The current members of the Board have been nominated for reelection at the next annual general meeting by management. The Board of Directors appoints the Company's executive officers annually after each annual general meeting, to serve at the discretion of the Board of Directors.

The following table discloses the name, age and function with the Company (and the Predecessor Companies) of its directors and executive officers as of July 31, 2003, together with business experience, principal business activities performed outside of the Company (including in the case of directors other principal directorships).

THOMAS C. SHRAKE (49) - Chief Executive Officer and Director of PacRim since 1997. Member of the Environmental Committee. Master of Science (Economic Geology) and Bachelor of Arts (Geology) . From 1993 to 1996 Vice President, Exploration for Gibraltar Mines Limited and from 1990 to 1993 Exploration Manager with Placer Dome Inc., both publicly traded mining companies.

CATHERINE MCLEOD-SELTZER (43) - President and Director of PacRim since 1997. Business Degree. From 1993 to 1996 President, Chief Executive Officer and Director of Arequipa Resources Ltd., a publicly traded mining company. From 1985 to 1993 employed by Yorkton Securities Inc., a Canadian investment dealer, initially as an institution trader followed by three years as a broker. Currently also a director of Corriente Resources Inc. since November 1996; director of Francisco Gold Corp. from July 1993 to June 2002, director of Madison Enterprises Inc. since April 1997, director of Bear Creek Mining Corporation (formerly Eveolution Ventures Inc.) since April 2000 and Miramar Mining Corp. since 2001. Director of Silver Standard Resources Inc. since March 2002.

ANTHONY J. PETRINA, P.ENG. (68) - Director of PacRim since 1997. Member of the Audit and Environmental Committees. Bachelor of Science (Mining Engineering). From 1960 to 1992 employed by Placer Dome Inc., a publicly traded mining company, most recently President, Chief Executive Officer and Vice-Chairman until his retirement in 1992. Currently also a director of Miramar Mining Corp. since January 1995, TimberWest Forest Corp. since June 1997 and Bear Creek Mining Corporation since April 2003.

WILLIAM H. MYCKATYN, P.ENG. (53) -Director of PacRim since 1998. Director and Chairman of the Company since April 2002. Member of the Compensation and Environmental Committees. Bachelor of Applied Science (Mineral Engineering). From 1993 to 1996 President and Chief Executive Officer and from 1991 to 1993 Mine Manager for Gibraltar Mines Limited, a publicly traded mining company. From 1997 to 1998 President and Chief Executive Officer of Princeton Mining Corporation. From June of 1998 to April 2002, director, Chairman and Chief Executive Officer of Dayton.

ROBERT M. BUCHAN, P.ENG. (58) - Director of Dayton since 2000 (as a Kinross nominee). Director of the Company and member of the Compensation Committee- From 1993 to present Chairman and Chief Executive Officer of Kinross Gold Corporation (a public mining company).

DAVID K. FAGIN, P.ENG. (65 ) - Director of the Company and member of the Audit Committee and the Compensation Committee. Investor. Formerly President of Homestake Mining Company. Director of Golden Star Resources Ltd. from 1992 to present. Director of Canyon Resources Corporation from 2000 to present. Director of the public mutual funds of T.Rowe Price Group (a mutual fund company) 1987 to present. Former director and Chairman of Western Exploration and Development Ltd. 1997 to 2000.

PAUL B. SWEENEY, CA (53) - Director of the Company since July 2003. Vice President and Chief Financial Officer of Canico Resource Corp. since February 2002. Chief Financial Officer and Corporate Secretary of Manhattan Minerals Corp. from 1999 to May 2001. Vice President Finance and Chief Financial Officer of Sutton Resources Ltd. from 1998 to 1999.

F. JOHN NORMAN, CA (64) - Controller of Dayton since 2000. Chief Financial Officer of the Company since August 2003.

KATHRYN A. CHURCH (48) - Corporate Secretary and Vice-President of Administration of PacRim since 1997. From 1994 to 1996 Corporate Administrator for Eldorado Gold Corporation and HRC Development Corporation, publicly traded mining companies. From 1987 to 1994 securities legal assistant with prominent Vancouver law firm.

BARBARA HENDERSON (38) - Master of Science (Geology). Vice President Investor Relations of the Company since August 2002. Manager of Investor Relations for Pac Rim since 1998. Investor Relations Manager for Zen International Resources Ltd. from 1998 to 1998, for Baramundi Gold Ltd. in 1997 and Noble Peak Resources Ltd. from 1996 to 1997.

There are no family relationships between any of the above. Neither is there any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

6B.     COMPENSATION OF DIRECTORS AND OFFICERS

SUMMARY COMPENSATION TABLE

Effective April 11, 2002 Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corp. (PacRim") (Dayton and PacRim collectively referred to as the "Predecessor Companies") amalgamated to form the Issuer. Each shareholder of Dayton received 1.76 shares of the Issuer for each share held and each shareholder of PacRim received one share of the Issuer for each share held. Outstanding stock options were converted on the same basis. For the three most recently completed financial years ended April 30, 2003, April 30, 2002 (four months), December 31, 2001 and December 31, 2000, in respect of the Chief Executive Officer ("CEO") and for each of the Issuer's four most highly compensated executive officers as at April 30, 2003 (other than the CEO), whose total salary and bonus exceeds Cdn$100,000, and any other additional individuals for whom disclosure would have been provided but for the fact that the individual was no longer an executive officer as at April 30, 2003 (the "Named Executive Officers"), the annual and long-term compensation and bonus is set out below. (NOTE: ALL DOLLAR AMOUNTS ARE IN CANADIAN CURRENCY AND US AMOUNTS HAVE BEEN CONVERTED ON THE BASIS OF $1.52 CANADIAN FOR $1 US). The amounts include amounts paid by Predecessor Companies. Stock options granted by Dayton are shown as options of the Company converted on the basis of 1.76 for each option granted.

---------------------------------------------------------------------------------------------------------------------------
                                       Annual Compensation                          Long Term Compensation
---------------------------------------------------------------------------------------------------------------------------
                                                                                  Awards               Payouts
---------------------------------------------------------------------------------------------------------------------------
                                                                                       Restricted
                                                           Other         Securities     Shares or                    All
                                                           Annual           under      Restricted                   Other
        Name and                                         Compensa-         Options        Share          LTIP     Compensa-
       Principal                    Salary     Bonus        tion           granted        Units        Payouts     tion(1)
        Position           Year    (Cdn.$)      ($)         ($)              (#)           ($)           ($)       (Cdn.$)
---------------------------------------------------------------------------------------------------------------------------
SHRAKE(2), Thomas          2003    $190,000     Nil         Nil                Nil        Nil            Nil         Nil
Chief Executive            2002     $63,333     Nil         Nil            420,000        Nil            Nil         Nil
Officer and                2001    $190,000     Nil         Nil            387,000        Nil            Nil         Nil
Director                   2000    $190,000     Nil         Nil                Nil        Nil            Nil         Nil
---------------------------------------------------------------------------------------------------------------------------
MCLEOD-SELTZER(3),         2003    $132,383     Nil         Nil                Nil        Nil            Nil        $5,884
Catherine                  2002     $47,000     Nil         Nil            420,000        Nil            Nil         $235
President and              2001    $141,000     Nil         Nil            441,000        Nil            Nil         Nil
Director                   2000    $141,000     Nil         Nil             35,200        Nil            Nil         Nil
---------------------------------------------------------------------------------------------------------------------------
NORMAN, F. John            2003    $127,083     Nil         Nil                Nil        Nil            Nil        $6,595
Chief Financial            2002     $40,000     Nil         Nil            130,000        Nil            Nil        $3,576
Officer(4)                 2001    $100,833     Nil         Nil                Nil        Nil            Nil        $7,554
                           2000     $61,870     Nil         Nil             79,200        Nil            Nil         $540
---------------------------------------------------------------------------------------------------------------------------

     (1) These amounts include benefits and contributions made by the Company on behalf of the Named Executive Officers to a retirement compensation arrangement and/or a group or individual RSP.

     (2) CEO and Director of PacRim since 1997.

     (3) President and Director of PacRim since 1997.

     (4) Controller of Dayton since 2000 and Chief Financial Officer of Pacific Rim Mining Corp. since August of 2002.

             OPTIONS GRANTED IN FINANCIAL YEAR ENDED APRIL 30, 2003

None of the Named Executive Officers were granted stock options during the most recently completed financial year.

             AGGREGATED OPTION EXERCISES IN LAST FINANCIAL YEAR AND
                        FINANCIAL YEAR-END OPTION VALUES

The following table sets forth details of all exercises of stock options during the most recently completed financial year ended April 30, 2003, if any, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

----------------------------------------------------------------------------------------------------------------
                                                                Unexercised Options        Value of Unexercised
                                                                   at Financial            In-the-Money Options
                         Securities          Aggregate               Year-End              at Financial Year-End
                        Acquired on            Value                    (#)                     (Cdn.$)(2)
                          Exercise           Realized              Exercisable/                Exercisable/
        Name               (#)(1)             (Cdn.$)              Unexercisable               Unexercisable
----------------------------------------------------------------------------------------------------------------
Thomas Shrake               Nil                 Nil               738,000/269,000             $29,670/$14,835
----------------------------------------------------------------------------------------------------------------
Catherine                   Nil                 Nil               897,200/287,000             $33,810/$16,905
McLeod-Seltzer
----------------------------------------------------------------------------------------------------------------
F. John Norman              Nil                 Nil               165,867/43,333                   $0/$0
----------------------------------------------------------------------------------------------------------------

(1) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on The Toronto Stock Exchange (the "TSX") on April 30, 2003 of Cdn.$0.405 less the exercise price of any in-the-money stock options.

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

The Company does not provide retirement benefits for Directors and executive officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Mr. Thomas Shrake, Chief Executive Officer, has employment agreements dated February 14, 1997 with the Company and one of its wholly owned subsidiaries respecting his employment, pursuant to which Mr. Shrake receives an annual salary of $125,000 and regular benefits. The agreements provide that in the event that Mr. Shrake's employment is terminated for reasons other than just cause, Mr. Shrake will be entitled to receive a severance package comprising a payment equal to 12 months salary plus one month's salary for each year of completed service after one year to a maximum total of 24 months salary, together with benefits for the severance period. In addition Mr. Shrake would be entitled to exercise all incentive stock options held by him up to the close of business on the 30th day following termination.

Ms. Catherine McLeod-Seltzer, President of the Company, has an employment agreement with the Company dated September 15, 1997, as amended, pursuant to which she receives an annual salary of Cdn$141,000 plus reimbursement of general expenses not to exceed Cdn$2,000 per month and regular benefits. The agreement provides that in the event the Company terminates Ms. McLeod-Seltzer's employment for reasons other than just cause, Ms. McLeod-Seltzer will be entitled to receive a severance package comprising a payment equal to 18 months salary plus one month's salary for each year of completed service after August 1, 1997 to a maximum total of 24 months salary, together with benefits for the severance period. In addition, Ms. McLeod-Seltzer would be entitled to exercise all incentive stock options held by her at the time of such termination up to the last day of the last day of business of the term of any share option agreement.

Mr. F. John Norman, Chief Financial Officer of the Company, has an employment agreement with the Company dated August 15, 2002, pursuant to which he receives an annual salary of Cdn$130,000 and regular benefits. Under the terms of the agreement Mr. Norman will be granted an additional 40,800 stock options under the Company's 2002 Option Plan. The agreement provides that in the event the Company terminates Mr. Norman's employment for reasons other than just cause he will be entitled to a severance package comprising a payment equal to 12 months salary on a change of control or six months salary for any other termination event, together with benefits or an amount equal to the value of the benefits for the severance period. Mr. Norman will have 30 days from the date of termination to exercise any vested incentive stock options held by him at the time of termination.

6C.     BOARD PRACTICES

The Company's Board of Directors is currently comprised of seven persons, six of whom were elected at the annual general meeting of shareholders on October 10, 2002 and one of whom was appointed as an additional director by the Board in accordance with the Articles of the Company. The current term of office for all the directors will expire at the next annual general meeting. The Company has scheduled the next annual general meeting to be held October 8, 2003, at which time all seven of the current directors will be nominated for re-election. The position of Chairman of the Board of the Company is separate from that of the CEO. The incumbent Chairman is not a member of the Company's management. See
Item 6A Directors and Senior Management.

The Board holds meetings on a regular basis to review the Company's business plans and strategy as well as to consider and approve particular matters. In addition routine matters are approved by consent resolutions in writing which require unanimous consent of all directors. All matters of strategic importance require prior review and approval of the Board as well as any material expenditures or legal commitments, debt or equity financings, acquisitions and divestitures, financial statements and major disclosure documents.

There are no service contracts between the Company or any of its directors for benefits upon termination of employment, except as disclosed in Item 6B above with respect to the employment contracts of Mr. Shrake, CEO, and Ms. McLeod-Seltzer, President.

BOARD COMMITTEES

The only committees of the Board presently consist of an Audit Committee, a Compensation Committee and an Environmental Committee. The TSX guidelines recommend that board committees be composed exclusively of outside directors (non-management directors) the majority of which are unrelated Directors. AMEX rules require all committee members to be outside directors. Where possible, given the size of the Company's Board, the Company endeavours to comply with all governing rules and regulations. All of the Company's committees have Board approved Terms of Reference which set out the duties of the respective committees.

- Audit Committee

The Audit Committee is currently composed of three outside directors, Fagin (Chair), Sweeney and Petrina, none of which are employees or officers and all of whom are unrelated. All members of the Audit Committee are financially literate. The Audit Committee is authorized to review and approve the financial statements of the Company and the overall scope and results of the audit and internal financial controls of the Company. The Audit Committee communicates with the external auditors and meets with them at least once a year. The Audit Committee meets at least four times a year.

- Compensation Committee

The Compensation Committee is composed of Messrs. Myckatyn (Chair), Buchan and Fagin, three outside directors the majority of which are unrelated. The overall purpose of the Compensation Committee is to make recommendations to the Board for human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

- The Environmental Committee

The Environmental Committee is composed of Messrs. Shrake, Myckatyn (Chair) and Petrina, a majority of outside directors, and has the responsibility for reviewing the Company's' environmental policy and for ensuring the Company's operations are operated in a manner consistent with the environmental policy and also for ensuring the Company's operations are run in a manner that does not unduly expose its employees to unnecessary risk of accident or death.

- Other

The Board may from time to time appoint a special committee of one or more directors which committee may engage an outside advisor at the Company's expense in order to assist the committee in fulfilling its responsibilities.

6D.     EMPLOYEES

As at June 30, 2003 the Company had five full time employees in Canada, four full time employees in Reno, 51 full time employees in El Salvador. There were 55 employees at the Andacollo Mine in Chile. The employees at Denton-Rawhide are not employees of the Company. The Company may employ additional part-time employees or consultants as required to assist with its ongoing exploratory work program in El Salvador or work on other acquired properties. The Company is not subject to any collective bargaining agreements and believes its relationship with employees to be good.

6E.     SHARE OWNERSHIP

As at July 31, 2003 the share ownership in the Company of those persons listed in Item 6B above is as follows: Thomas Shrake, 77,100 shares; Catherine McLeod-Seltzer, 658,100 shares; Anthony Petrina, nil; William Myckatyn, 54,360 shares; Robert Buchan, nil; David Fagin, nil; Paul Sweeney, nil; John Norman, nil; Kathryn Church 300 shares and Barbara Henderson, 6,000. Details of options on the Company's shares held by those persons are set out below. The shares held by the directors and management total 795,860 common shares representing 1.01% of the Company's issued and outstanding shares.

Stock Option Plans

In connection with the amalgamation approved by shareholders of the Predecessor Companies on April 3, 2002, the TSX approved the rolling over of an aggregate 2,130,800 options of PacRim and 2,008,000 options of Dayton such options to be governed by the plan under which they were originally granted ("Pre-Amalgamation Options"). The TSX ruled that any Pre-Amalgamation Options that were surrendered, terminated or expired without exercise would not be available for the grant of new options. There are Pre-Amalgamation Options outstanding exercisable to purchase up to 4,517,480 common shares, representing 5.8% of the Company's issued and outstanding share capital of 78,528,594 common shares, at prices ranging between $1.49 and $0.29 and expiring between 2003 and 2006.

Those persons listed in Item 6B above and other employees of the Company hold Pre-Amalgamation Options to purchase Common Shares of the Company, as at July 31, 2003, as follows:

                                                         EXERCISE
                                   NUMBER OF               PRICE
                                    COMMON              PER COMMON             EXPIRY DATE
OPTIONEES                           SHARES            SHARE CDN.$(1)           OF OPTION
---------                          ---------          --------------           -----------
McLeod-Seltzer, Catherine            200,000               $0.88               November 4, 2003
                                      88,000               $1.36               April 27, 2004
                                      35,200               $0.54               May 28, 2005
                                     441,000               $0.29               July 4, 2006

Shrake, Thomas                       200,000               $0.88               November 4, 2003
                                     387,000               $0.29               July 4, 2006

Petrina, Anthony                      60,000               $0.88               November 4, 2003
                                     109,000               $0.29               July 4, 2006

Myckatyn, William                     60,000               $0.88               November 4, 2003
                                     880,000               $1.36               April 27, 2004
                                     330,000               $1.06               June 29, 2004
                                     616,000               $0.54               May 28, 2005
                                     111,000               $0.29               July 4, 2006

Buchan, Robert                        88,000               $1.36               April 27, 2004

Fagin, David                          88,000               $1.36               April 27, 2004
                                      35,200               $0.54               May 28, 2005

Norman, John                          79,200               $0.54               May 28, 2005

Church, Kathryn                        6,000               $0.88               November 4, 2003
                                      53,000               $0.29               July 4, 2006

Henderson, Barbara                    25,000               $0.88               November 4, 2003
                                      46,800               $0.29               July 4, 2006

Employees/Others                      23,000               $0.88               Nov. 4, 2003
                                       4,000               $1.49               Feb. 4, 2004
                                     132,000               $1.36               Apr. 27, 2004
                                      36,080               $1.36               June 29, 2004
                                      29,000               $1.30               Sept. 24, 2004
                                     220,000               $0.54               May 28, 2005
                                     135,000               $0.29               July 4, 2006

        TOTAL:                     4,517,480

     (1) Exercise prices were determined by the board of directors of the respective Predecessor Companies in accordance with the rules and policies of the TSX. All options were granted for a five year term and vested as to one-third of the options on the day of grant and one-third on each of the two subsequent anniversaries. All of the Pre-Amalgamation Options are vested as of July 31, 2003.

In 2002 the Compensation Committee of the Company reviewed and recommended to the Board of Directors adoption of a new stock option plan to govern all post-amalgamation options, which the Board approved subject to shareholder approval. The 2002 Incentive Stock Option and Bonus Plan (the "2002 Plan") is substantially the same as predecessor Dayton's Plan. It is divided into two components: a stock option component ("Option Plan"), under which up to 6,000,000 common shares are reserved for grant to eligible persons at the discretion of the directors from time to time, and a stock bonus component ("Bonus Plan") under which up to 367,000 common shares are reserved for grant to eligible persons at the discretion of the directors from time to time. Under the terms of the 2002 Plan the exercise price of options is fixed as the closing price of the Company's shares on the TSX on the day prior to grant. The shareholders approved the 2002 Plan on October 10, 2002, and ratified the grant by the board under the 2002 Plan of incentive stock options entitling optionees to acquire up to an aggregate 2,325,000 common shares at Cdn.$0.62 each for a five year period expiring April 18, 2007.

As of July 31, 2003, 2,150,800 options are outstanding under the 2002 Plan as follows:

                                                         EXERCISE
                                   NUMBER OF               PRICE
                                     COMMON              PER COMMON            EXPIRY DATE
OPTIONEES                            SHARES            SHARE CDN.$(1)          OF OPTION
---------                          ---------           --------------          ---------
McLeod-Seltzer, Catherine            420,000               $0.62               April 18, 2007
Shrake, Thomas                       420,000               $0.62               April 18, 2007
Petrina, Anthony                     130,000               $0.62               April 18, 2007
Myckatyn, William                    130,000               $0.62               April 18, 2007
Sweeney, Paul B.                     130,000               $0.43               July 23, 2008
Fagin, David                         130,000               $0.62               April 18, 2007
Norman, John                         130,000               $0.62               April 18, 2007
                                      40,800               $0.43               July 23, 2008
Church, Kathryn                       65,000               $0.62               April 18, 2007
Henderson, Barbara                    65,000               $0.62               April 18, 2007
Employees/Others                     490,000               $0.62               April 18, 2007

        TOTAL:                     2,150,800

The options vest cumulatively as to one-third on the grant date and one-third upon each of the following two anniversaries of the grant date.

ITEM 7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.     MAJOR SHAREHOLDERS

To the best of the knowledge and belief of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company as at July 31, 2003, except as follows:

      Title of Class                 Identity of                      Amount             Percent of
                                   Person or Group                     Owned                Class
      --------------          ---------------------------           ----------           ----------
      Common Shares            Kinross Gold Corporation             17,606,049              22.4%
      Common Shares           Dundee Precious Metals Inc.            7,827,258              9.96%

There has been no significant change in the percentage ownership held by the major shareholders during the past three years. The major shareholders do not have any different voting rights from other shareholders of the Company.

As of July 31, 2003, Computershare reported that there were 78,528,594 common shares issued and outstanding. Of those common shares issued 10,594,777 shares were registered to United States residents to 152 holders of record.

To the best of management's knowledge the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. There are no arrangements known the operation of which may at a subsequent date result in a change of control of the Company.

7B.     RELATED PARTY TRANSACTIONS

The directors, senior officers and principal shareholders of the Company and associates or affiliates of the foregoing have had no material interest, direct or indirect, in any transactions in which the Company has participated within the three year period prior to the date hereof which will materially affect the Company or any of its subsidiaries, except as stated elsewhere in this Annual Report or as indicated below. Also see Items 4B, 6B and 6C.

There are no outstanding loans or guarantees made by the Company to or for the benefit of any of the directors or senior officers of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons, or any other persons, other than as specifically stated elsewhere in this document.

Mr. Robert Buchan, a director, of the Company, is also a director and officer of Kinross Gold Corporation. In April 2000, Kinross sold to the Company a 49% interest in the Denton-Rawhide Mine, its 53.8% shareholding in Mirage and certain shareholder loans made by Kinross to Mirage in exchange for a total consideration of 9,042,049 Common Shares of the Company at an effective price of
(Cdn) $2.26 per share. Kinross also acquired 909,091 Common Shares of the Company at a price of Cdn $2.20 per common share in a special warrant financing which closed in June of 2000 bringing its total shareholding to 10,003,437 common shares. Under the Acquisition Agreement the parties agreed to enter into a Qualification and Standstill Agreement wherein Dayton agreed to nominate two nominees of Kinross to the Company's Board so long as Kinross and its affiliates hold greater than 15% of the Company's shares, on a non-diluted basis, and one nominee for less than 15% or greater than 5%. Kinross and its affiliates agreed that for a period that is the earlier of five years from closing and the date they hold less than 20% of the Company's shares they will not sell, assign, transfer or otherwise dispose of the shares acquired under the Acquisition Agreement pursuant to an offer to acquire, where its holdings together with the offeror's securities, constitute 15% or more of the outstanding shares of the Company at the date of completion of the sale, subject to certain restrictions including a formal bid made to all members, or an amalgamation or business combination. By amendment dated February 21, 2002 Kinross agreed to require the nomination of one director. The current nominee is Robert Buchan. See Items 4D and 6A.

In connection with the amalgamation completed April 11, 2002, Ms. McLeod-Seltzer was a director of Dayton and a director and officer of PacRim and Mr. Myckatyn was a director of PacRim and a director and officer of Dayton. Mr. Myckatyn received a severance package totalling $0.56 million in accordance with his employment agreement, upon termination of his employment as President and CEO resulting from the amalgamation.

7C.     Not applicable.

ITEM 8:     FINANCIAL INFORMATION

8A:     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See "Item 17" for details of the Company's consolidated financial statements which have been prepared by independent auditors and are accompanied by audit reports, including comparative financial statements for the latest three financial years audited in accordance with a comprehensive body of auditing standards.

In the audited statements, the April 11, 2002 amalgamation of Dayton and PacRim has been accounted for as a reverse takeover using the purchase method of accounting with Dayton identified as the acquirer. For financial statement purposes the Company is a continuation of Dayton. The comparative balance sheet as at December 31, 2001 reports only Dayton assets and liabilities while the April 30, 2002 and 2003 balance sheet reflects total assets and liabilities of the Company. The April 30, 2002 statements of loss and cash flows reflect amalgamated results from April 11, 2002 to April 30, 2002 with results for the period from January 1, 2002 to April 10, 2002 being solely Dayton results. The 2001 comparative figures are solely Dayton. The financial year end of the Company is now April 30.

Also see Item 5 Operating and Financial Review and Prospects.

The Company has not paid any dividends on its common shares since its incorporation. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

8B:     SIGNIFICANT CHANGES

No significant changes have occurred since the date of the financial statements included in this Annual Report.

ITEM 9:     THE OFFER AND LISTING

9A.     OFFER AND LISTING DETAILS

The Company's post-amalgamation shares were called for trading on the TSX and AMEX on April 15, 2002 as "PMU". Prior to April 15, 2002 Dayton's shares traded as "DAY" on the TSX and AMEX and PacRim's shares traded as "PFG" on the TSX. The price range of the Company's Common Shares and prior to April 11, 2002, Dayton's common shares on the TSX and the AMEX during the periods indicated below were as follows:

--------------------------------------------------------------------------------
FINANCIAL
YEAR             FINANCIAL                  TSX (2)                AMEX (2)
ENDED            PERIOD (1)                 (CDN$)                  (US$)
--------------------------------------------------------------------------------
                                       HIGH        LOW         HIGH       LOW
--------------------------------------------------------------------------------
Dec.1998         Annual                6.20        0.57           --         --
Dec.1999         Annual                8.00        1.60        40.00       3.80
Dec.2000         Annual                2.30         .23         6.20       1.00
Dec.2001         Annual                 .68         .21         1.78        .125
Apr. 2002        Four Months (3)       1.40         .37          .48        .125
Apr. 2003        Annual                1.46         .40          .99        .26
Dec. 2001        First Quarter          .68         .21          .48        .125
                 Second Quarter         .65         .31          .43        .21
                 Third Quarter          .60         .41          .40        .26
                 Fourth Quarter         .65         .36          .43        .23
Apr. 2003        First Quarter         1.46         .46          .99        .26
                 Second Quarter        1.00         .53          .64        .34
                 Third Quarter          .88         .54          .59        .35
                 Fourth Quarter         .77         .40          .47        .28
Feb. 2003        Month                  .71         .55          .47        .36
Mar. 2003        Month                  .62         .42          .43        .28
Apr. 2003        Month                  .49         .40          .34        .28
May 2003         Month                  .54         .36          .39        .26
June 2003        Month                  .52         .415         .38        .30
July 2003        Month                  .62         .41          .45        .29
--------------------------------------------------------------------------------

     (1) The fiscal year end of the Company was changed from December 31 to April 30 in 2002.

     (2) The trading prices for shares of Predecessor Company DAY are shown as the historical figures based on Dayton's historical year end of December 31.

     (3) The shares of the Company were called for trading under the new symbol "PMU" on April 15, 2002. Historical prices are for Predecessor Company DAY.

     (4) The shares of the Company were called for trading on the TSX under the new symbol on April 15, 2002 and "PMU-WI" on AMEX.

9B.     PLAN OF DISTRIBUTION

Not Applicable

9C.     MARKETS

The Company's Common Shares are listed and traded in Canada on the TSX under the symbol "PMU". In addition, the Common Shares are listed and traded in the United States on the AMEX under the symbol "PMU". The Company has received advice that its shares are listed and have traded since June 14, 2002 on the Berlin Stock Exchange under the symbol PRM, German Cusip Number 577332 and in the Regulated Unofficial Market (Freiverkehr) on the Frankfurt Stock Exchange on Xetra, the Deutsche Borse AG electronic trading system since May 31, 2002.

ITEM 10:     ADDITIONAL INFORMATION

10A.     SHARE CAPITAL

Not applicable for Annual Report.


10B.     MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was formed on April 11, 2002 (#645547) upon the amalgamation of Dayton and PacRim under the laws of the Province of British Columbia, Canada, by Memorandum and Articles of Incorporation approved by the Registrar of Companies on January 8, 2002. The Company may issue up to 1,000,000,000 common shares without par value. The company's objects and purposes are unrestricted.

Directors have unlimited power to borrow funds for the general good of the Company. There is no mandatory retirement age nor must directors own any common stock in the Company to become eligible to be a director. Directors are entitled to set their own compensation by passing an ordinary resolution establishing the same. Directors may not vote on any matter in which they are materially interested. There must be a majority of directors who are ordinarily resident in Canada.

General Meetings are to be held annually. To hold such a meeting, a quorum consisting of two persons holding individually or by proxy at least 5% of the shares entitled to vote must be present. All Directors are subject to re-election at each annual general meeting.

All common shareholders share equally in the profits of the Company.

Any member of the Company may view any document that requires ratification or execution by visiting the principal office of the Company.

10C.     MATERIAL CONTRACTS

Other than contracts described elsewhere in this Annual Report there are no contracts that may be regarded as presently material.


10D.     EXCHANGE CONTROLS

Other than as provided in the Investment Canada Act (Canada) (the "Investment Act"), there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to nonresident holders of the Company's securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid (see Item 10E - "Taxation").

The following discussion summarizes the material features of the Investment Act, in its present form, for a non resident of Canada who proposes to acquire Common Shares of the Company.

The Investment Act regulates the acquisition of control of a Canadian business by a "non-Canadian" as defined under the Investment Act. With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of its Common Shares. However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business are notifiable (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister responsible for the Investment Act is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

Where either the acquirer is, or the Company is presently controlled by, a WTO investor (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company's assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than (Cdn) $223 million. This amount varies each year based on the rate of growth in Canadian gross domestic product. Other direct acquisitions of control are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than (Cdn) $5 million. The (Cdn) $5 million threshold for review also applies with respect to the acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business, or is engaged in the production of uranium and owns an interest in or producing uranium property in Canada.

Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor. Otherwise, an indirect acquisition will be reviewable if the value of the Company's assets is $50 million or more, or if the value of the Company's assets acquired in the total transaction is in Canada or the acquisition is not effected through the acquisition of control of a foreign corporation.

Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

(a) by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities;

(b) in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

(c) for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired; and

(d) by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

There are currently no limitations on the right of foreign or non-resident owners of Common Shares to hold or vote such securities imposed by Canadian law or the Company's charter or other constituent documents.

There are no family relationships between any of the directors and executive officers of the Company.

10E.     TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of Common Shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold Common Shares of the Company as capital property for the purpose of the Income Tax Act (Canada) (the "Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base.

This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company's understanding of the administrative practices of Canada Customs and Revenue Agency and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to December 31, 2001. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the "Convention") and the Protocols to the Convention.

DIVIDENDS ON COMMON SHARES

Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada. The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 5% if the shareholder is a corporation that beneficially owns at least 10% of the voting shares of the payor corporation.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and is exempt from income tax under the laws of the United States.

The tax payable on dividends is to be withheld at source by the company or personnel acting on its behalf. The Company is liable for the amount of the tax if it fails to so withhold. The taxpayer is liable in any event if the Company fails to withhold.

DISPOSITION OF COMMON SHARES

Under the Tax Act, a taxpayer's capital gain or capital loss from a disposition of Common Shares of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain (the "taxable capital gain") is included in income, and one-half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the year or in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities with whom the corporation was not dealing at arm's length) did not, at the time the dividends were received, own more than 5% of the shares of any class of the capital stock of the corporation from which the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

A nonresident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the shares represent "taxable Canadian property". Common Shares of the Company will not generally constitute taxable Canadian property. Common Shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder holds the shares as "capital property" and used the shares in carrying on a business in Canada, or if at any time in the five years immediately preceding the disposition the shareholder owned, either alone or with persons with whom the shareholder did not deal at arm's length, 25% or more of the issued shares of any class of the capital stock of the Company.

Where a United States resident realizes a capital gain on a disposition of shares that constitute "taxable Canadian property", the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

(a) the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition and the shares were owned by him when he ceased to be resident in Canada, or

(c) the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

At the present time the value of the Common Shares of the Company is not derived principally from real property in Canada.

Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a nonresident of Canada disposes of shares of Common Shares of the Company that are "taxable Canadian property", the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation--Canadian Federal Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY U.S. HOLDER OR PROSPECTIVE U.S. HOLDER OF COMMON SHARES OF THE COMPANY, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH U.S. HOLDER OR PROSPECTIVE U.S. HOLDER IS MADE. ACCORDINGLY, U.S. HOLDERS AND PROSPECTIVE U.S. HOLDERS OF COMMON SHARES OF THE COMPANY SHOULD CONSULT THEIR OWN FINANCIAL ADVISOR, LEGAL COUNSEL OR ACCOUNTANT REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

U.S. HOLDERS

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code. If a partnership or other "pass-through" entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

PERSONS NOT COVERED

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a "functional currency" other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares of the Company, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company,
(vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

DISTRIBUTION ON COMMON SHARES OF THE COMPANY

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits. For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from "qualified foreign corporations," as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that the Company constitutes a "qualified foreign corporation," as defined in Section 1(h)(11) of the Code. However, if the Company qualifies as a "Foreign Personal Holding Company, a "Foreign Investment Company" or a "Passive Foreign Investment Company," each as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, the Company generally will not be treated as a "qualifying foreign corporation" and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). THE DIVIDEND RULES ARE VERY COMPLICATED AND U.S. HOLDERS OF COMMON SHARES OF THE COMPANY SHOULD CONSULT THEIR OWN FINANCIAL ADVISOR, LEGAL COUNSEL OR ACCOUNTANT REGARDING THE DIVIDEND RULES AND HOW THESE RULES MAY IMPACT THEIR U.S. FEDERAL INCOME TAX SITUATION. To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at "Disposition of Common Shares of the Company" below).

In the case of a foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company's outstanding shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" as defined below"). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

INFORMATION REPORTING: BACKUP WITHHOLDING

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. HOLDERS SHOULD CONSULT THEIR OWN FINANCIAL ADVISOR, LEGAL COUNSEL OR ACCOUNTANT REGARDING THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES APPLICABLE TO THE COMPANY'S COMMON SHARES.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. THE AVAILABILITY OF THE FOREIGN TAX CREDIT AND THE APPLICATION OF THE LIMITATIONS WITH RESPECT TO THE FOREIGN TAX CREDIT ARE FACT SPECIFIC, AND EACH U.S. HOLDER OF COMMON SHARES OF THE COMPANY SHOULD CONSULT THEIR OWN FINANCIAL ADVISOR, LEGAL COUNSEL OR ACCOUNTANT REGARDING THE FOREIGN TAX CREDIT RULES.

DISPOSITION OF COMMON SHARES OF THE COMPANY

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to

Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS FOR U.S. HOLDERS

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (a) more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC") In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (a) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and
(ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "U.S. property." The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. THE CFC RULES ARE VERY COMPLICATED, AND U.S. HOLDERS SHOULD CONSULT THEIR OWN FINANCIAL ADVISOR, LEGAL COUNSEL OR ACCOUNTANT REGARDING THE CFC RULES AND HOW THESE RULES MAY IMPACT THEIR U.S. FEDERAL INCOME TAX SITUATION.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is "passive income" or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain "excess distributions" on and dispositions of PFIC stock under Section 1291 of the Code. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of Code as described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

The Company believes that it did not qualify as a PFIC for its fiscal year ended April 30, 2003. However, there can be no assurance that the Company will not be considered a PFIC for the current or any future taxable year. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

THE PFIC RULES ARE VERY COMPLICATED, AND U.S. HOLDERS SHOULD CONSULT THEIR OWN FINANCIAL ADVISOR, LEGAL COUNSEL OR ACCOUNTANT REGARDING THE PFIC RULES AND HOW THESE RULES MAY IMPACT THEIR U.S. FEDERAL INCOME TAX SITUATION.


10F.     DIVIDENDS AND PAYING AGENTS

Not applicable.

10G.     STATEMENT BY EXPERTS

Not applicable.

10H.     DOCUMENTS ON DISPLAY

The Company is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is a "foreign private issuer" as defined in the Exchange Act. A foreign private issuer is exempt from the provisions of the Exchange Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability. Readers may review a copy of the Company's filings with the U.S. Securities and Exchange Commission ("the "SEC"), including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended.

The Company is required to file financial statements and other information with the Securities Commissions in the Provinces of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland, Ontario, Prince Edward Island, and Saskatchewan, electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

Copies of any documents referred to in this annual report and filed with the SEC can be viewed at the Company's head office during normal business hours by giving 48 hours notice to the Corporate Secretary.

10I.     SUBSIDIARY INFORMATION

Not required.

ITEM 11:     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GOLD PRICE

The Company's primary business is the acquisition and development of gold properties and its revenue to date has almost entirely been derived from proceeds from, or related, to the sale of gold. See "Risk Factors - Metal Price Volatility". Gold prices are subject to significant volatility and these changes, to the extent that the Company's production is unhedged, can significantly affect the Company's profitability and cash flow. Gold prices declined steadily since the latter part of 1996, culminating in August 1999 with the lowest price in twenty years, and until spring of 2002 essentially remained below $300 per ounce. A ten percent change in the price of gold from $270 per ounce will change revenue by $1.8 million and a ten percent change in the price of silver from $4.25 per ounce will change revenue by $167,000. Over the past year the price of gold has averaged $328 per ounce.

The Company may utilize commodity instruments for other than trading purposes to protect the selling price of a portion of its gold production. The Company has historically used a combination of puts and calls, as part of this hedging program. The proceeds derived from writing (selling) the calls have at times paid for the puts, and at other times puts have been closed out and the proceeds used to purchase further puts. The market risk to the Company's cash flow of the put instruments relates to the possible failure of the counter-parties to honour their commitment to purchase the gold when the put price exceeds the appropriate spot price at maturity. The counter-parties to the Company's put contracts are, however, large international credit worthy institutions. The market risk to the Company of its gold call contracts relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the call obligations should they arise. Currently, there are no puts or calls outstanding.

INTEREST RATE

The Company's only material variable interest rate obligations relate to its investment of cash balances including those amounts included as current assets and the principal amounts residing in the reclamation trust fund.

FOREIGN CURRENCY

The Company's revenue and most of its operating costs are derived in, or based on, U.S. dollar amounts. Only the Company's corporate general and administration costs are denominated in a currency other than the U.S. dollar and therefore the effect of a change in the Canadian/U.S. dollar exchange rate would be small.

ITEM 12:     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13:     DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:     CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Exchange Act.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING. During the most recent fiscal quarter, there have not been any significant changes in the Company's internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.


ITEM 16:     [RESERVED]



                                    PART III


ITEM 17.     FINANCIAL STATEMENTS

The Financial Statements were prepared in accordance with Canadian GAAP and are presented in U.S. dollars. There are differences between United States and Canadian GAAP. A reconciliation of the financial statements to United States GAAP is set forth in Note 15 to the Consolidated Financial Statements forming part hereof.

The following financial statements and related schedules are included in this Item and form part of this Annual Report:

(a) Financial Statements for the financial period ended April 30, 2003, containing:

         Auditors' Report for the years April 30, 2003 and April 30, 2002; Consolidated Balance Sheet as at April 30, 2003 and April 30,2002; Consolidated Statements of Loss for the year ended April 30, 2003, four month period ended April 30, 2002, and years ended December 31, 2001 and 2000;
         Consolidated Statements of Shareholders' Equity for the year ended April 30, 2003, four month period ended April 30, 2002, and years ended December 31, 2001 and 2000;
         Consolidated Statements of Cash Flow for the year ended April 30, 2003, four months ended April 30, 2002 and years ended December 31, 2001 and 2000; and
         Notes to Consolidated Financial Statements; and

(b)      Auditors' Report for the years December 31, 2001 and 2000.

                            PACIFIC RIM MINING CORP.

                      (Formerly Dayton Mining Corporation)

                        CONSOLIDATED FINANCIAL STATEMENTS

                             APRIL 30, 2003 AND 2002
























                            STALEY, OKADA & PARTNERS

                              Chartered Accountants

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF PACIFIC RIM MINING CORP.:

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies noted in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and, where possible, segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through activities of its Audit Committee composed of three directors, none of whom are members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the annual audited consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the scope and the results of their audit and audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, Staley, Okada & Partners, in accordance with Canadian and United States generally accepted auditing standards. The auditors' report outlines the scope of their audit and their opinion on the consolidated financial statements.



John Norman                                                     Thomas C. Shrake
Chief Financial Officer                                  Chief Executive Officer

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF PACIFIC RIM MINING CORP.:

We have audited the consolidated balance sheets of Pacific Rim Mining Corp. (formerly Dayton Mining Corporation) as at April 30, 2003 and 2002 and the consolidated statements of loss, shareholders' equity and cash flows for the periods ended April 30, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for the periods ended April 30, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

The prior years figures, for the years ended December 31, 2000 and 2001, which are presented for comparative purposes, were audited by another firm of Chartered Accountants, who issued an unqualified audit opinion dated January 11, 2002.



Surrey, B.C.                                            STALEY, OKADA & PARTNERS
May 16, 2003                                               CHARTERED ACCOUNTANTS

--------------------------------------------------------------------------------

                                                                     Statement 1

PACIFIC RIM MINING CORP.
(Formerly Dayton Mining Corporation)
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. dollars

                                                                      AS AT            As at
                                                                  APRIL 30,        April 30,
                                                                       2003             2002
                                                                  ---------        ---------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                    $  1,107          $  2,564
     Investments in marketable securities (Note 4)                      --               818
     Receivables                                                        50                76
     Inventories (Note 5)                                            9,423             9,155
                                                                  --------          --------
                                                                    10,580            12,613
INVENTORIES - LONG TERM PORTION (Note 5)                             2,002                --
PROPERTY, PLANT AND EQUIPMENT (Note 6)                               5,455             9,450
CLOSURE FUND (Note 8)                                                3,410             3,267
                                                                  --------          --------
                                                                  $ 21,447          $ 25,330
                                                                  ========          ========


LIABILITIES
CURRENT LIABILITIES
     Accounts payable and accrued liabilities                     $  1,228          $  1,366
     Due to related parties (Note 14a)                                 231               681
     Accrued closure costs - current portion (Note 8)                1,488             1,950
                                                                  --------          --------
                                                                     2,947             3,997
LOAN PAYABLE TO A RELATED PARTY (Note 8)                             1,640             1,849
ACCRUED CLOSURE COSTS (Note 8)                                       1,900             1,755
                                                                  --------          --------
                                                                     6,487             7,601
                                                                  --------          --------
SHAREHOLDERS' EQUITY
SHARE CAPITAL - Statement 3 (Note 9)
     Authorized:
       1,000,000,000 common shares without par value
     Issued and fully paid:
          78,528,594 (2002 - 78,408,794) shares outstanding         56,173            56,142
DEFICIT - Statement 3                                              (41,213)          (38,413)
                                                                  --------          --------
                                                                    14,960            17,729
                                                                  --------          --------
                                                                  $ 21,447          $ 25,330
                                                                  ========          ========

Approved by the Board of Directors:

/s/ David K. Fagin, Director
-------------------

/s/ Thomas C. Shrake, Director
---------------------

                           - See Accompanying Notes -

                                                                     Statement 2

PACIFIC RIM MINING CORP.
CONSOLIDATED STATEMENTS OF LOSS
In thousands of U.S. dollars, except for per share amounts


                                                          YEAR     Four Months            Year            Year
                                                         ENDED           Ended           Ended           Ended
                                                     APRIL 30,       April 30,    December 31,    December 31,
                                                          2003            2002            2001            2000
                                                     ---------     -----------    ------------    ------------
REVENUE
   Sales                                              $ 12,509        $  5,303        $ 14,913        $ 34,926
                                                      --------        --------        --------        --------
COST OF SALES
   Operating costs                                       8,999           4,454          13,545          33,720
   Depreciation, depletion and amortization              3,092           1,196           2,980           6,479
   Write-down of mining interest (Note 7b)               1,262              --              --              --
                                                      --------        --------        --------        --------
                                                        13,353           5,650          16,525          40,199
                                                      --------        --------        --------        --------
  Mine operating (loss)                                   (844)           (347)         (1,612)         (5,273)
                                                      --------        --------        --------        --------
EXPENSES (INCOME)
   Exploration                                           3,346             250             700           1,766
   General and administrative                              937             437           1,131           1,546
   Write-down of marketable securities (Note 4)            275              --              70              --
   Interest expense                                         78              28              15             930
   Amalgamation costs                                       --             683              --              --
   Foreign exchange                                        (28)            (29)             66            (324)
   Interest income                                        (175)            (62)           (122)           (525)
   Gain on sale of mineral properties                     (922)             --              --              --
   Gain on sale of marketable securities (Note 4)       (1,047)            (59)            (11)             --
                                                      --------        --------        --------        --------
                                                         2,464           1,248           1,849           3,393
                                                      --------        --------        --------        --------
NET LOSS BEFORE UNUSUAL ITEM                            (3,308)         (1,595)         (3,461)         (8,666)
RECOVERY (WRITE OFF) OF INVESTMENT IN
   ANDACOLLO MINE (Note 1b)                                508              (6)             90         (22,722)
                                                      --------        --------        --------        --------
NET LOSS FOR THE PERIOD                               $ (2,800)       $ (1,601)       $ (3,371)       $(31,388)
                                                      ========        ========        ========        ========
LOSS PER SHARE - BASIC AND DILUTED                    $  (0.04)       $  (0.03)       $  (0.11)       $  (1.17)
                                                      ========        ========        ========        ========

                           - See Accompanying Notes -

                                                                     Statement 3

PACIFIC RIM MINING CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
In thousands of U.S. dollars

                                                                 Share Capital
                                                          ---------------------------
                                                                                         Accumulated
                                                                Number         Amount        Deficit           Total
                                                          ------------        -------    -----------        --------
Balance - December 31, 1999                                351,356,779        $31,932       $ (2,053)       $ 29,879
   Common shares issued for cash                               255,000             21             --              21
   Common shares issued for acquisitions                   189,049,606         16,036             --          16,036
   Share consolidation 1 for 20                           (513,628,316)            --             --              --
   Common shares issued for special warrants                 4,090,905          5,821             --           5,821
   Net loss for the year                                            --             --        (31,388)        (31,388)
                                                          ------------        -------       --------        --------
Balance - December 31, 2000                                 31,123,974         53,810        (33,441)         20,369
  Net loss for the year                                             --             --         (3,371)         (3,371)
                                                          ------------        -------       --------        --------
Balance - December 31, 2001                                 31,123,974         53,810        (36,812)         16,998
  Common shares issued for amalgamation
     conversion for Dayton shareholders (1.76
     for 1) (Note 1c)                                       23,654,220             --             --              --
  Common shares issued for acquisition of PRMC
     (Note 1c)                                              23,498,600          2,287             --           2,287
  Common shares issued for cash                                132,000             45             --              45
  Net loss for the four months ended April 30, 2002                 --             --         (1,601)         (1,601)
                                                          ------------        -------       --------        --------
Balance - April 30, 2002                                    78,408,794         56,142        (38,413)         17,729
  Common shares issued for cash                                119,800             31             --              31
  Net loss for the year                                             --             --         (2,800)         (2,800)
                                                          ------------        -------       --------        --------
Balance - April 30, 2003                                    78,528,594        $56,173       $(41,213)       $ 14,960
                                                          ============        =======       ========        ========


                           - See Accompanying Notes -

                                                                     Statement 4

PACIFIC RIM MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. dollars

                                                         YEAR       Four Months              Year              Year
                                                        ENDED             Ended             Ended             Ended
                                                    APRIL 30,         April 30,      December 31,      December 31,
                                                         2003              2002              2001              2000
                                                    ---------       -----------      ------------      ------------
OPERATING ACTIVITIES
  Net loss for the period                            $ (2,800)         $ (1,601)         $ (3,371)         $(31,388)
     Adjustment to reconcile net loss to
      cash flow provided by operations:
      Depletion, depreciation and
      amortization                                      2,717             1,035             2,980             6,479
     Accrued closure costs                                375               161               (22)              567
     Foreign exchange                                     (28)              (29)               59               (82)
     Net interest earned on sinking fund                 (143)              (50)             (153)              (40)
     Adjustment of sinking fund value                      --                --                57                --
     Amortization of other assets                          --                --                --                30
     Write-off of investment in subsidiary                 --                --                --            22,722
     General and administration costs
      covered by issuance of shares                        --                --                --                21
     Gain on sale of marketable securities             (1,047)              (59)              (11)               --
     Gain on sale of mineral properties                  (922)               --                --                --
     Write-down of marketable securities                  275                --                70                --
     Write-down of mining interest                      1,262                --                --                --
                                                     --------          --------          --------          --------
                                                         (311)             (543)             (391)           (1,691)
     Accounts payable and accrued
      liabilities                                        (138)             (439)             (698)           (1,203)
     Bullion settlements receivable                        --                --                --             1,143
     Cash lost on deconsolidation                          --                --                --              (103)
     Closure cost expenditures                           (692)              (83)             (118)           (1,149)
     Due to related parties                              (659)              484               197                --
     Inventories                                       (2,270)             (144)           (1,335)               72
     Receivables                                           26               163               (28)              705
                                                     --------          --------          --------          --------
CASH FLOW USED FOR OPERATING ACTIVITIES                (4,044)             (562)           (2,373)           (2,226)
                                                     --------          --------          --------          --------
INVESTING ACTIVITIES
  Capitalized acquisition costs                            --                --                --              (617)
  Cash acquired on amalgamation                            --             1,483                --                --
  Deferred stripping                                       --                --                --              (750)
  Purchases of property, plant and equipment              (79)             (138)             (104)             (390)
  Proceeds of disposition of property,
    plant and equipment                                    56                --                --                --
  Reclamation sinking fund contributions                   --                --              (352)             (470)
                                                     --------          --------          --------          --------
CASH FLOW PROVIDED BY (USED FOR) INVESTING
   ACTIVITIES                                             (23)            1,345              (456)           (2,227)
                                                     --------          --------          --------          --------
FINANCING ACTIVITIES
  Capital lease obligation repayments                      --                --                --            (1,122)
  Issuance of share capital                                31                45                --             5,821
  Operating line of credit                                 --                --                --               399
  Principal repayments of bank loan                        --                --                --            (1,667)
  Proceeds on sale of marketable securities             2,551               170                29                --
  Restricted cash released                                 --                --                --             1,667
                                                     --------          --------          --------          --------
CASH FLOW PROVIDED BY FINANCING ACTIVITIES              2,582               215                29             5,098
                                                     --------          --------          --------          --------
FOREIGN EXCHANGE                                           28                29               (59)               82
                                                     --------          --------          --------          --------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                         (1,457)            1,027            (2,859)              727
  Cash and cash equivalents - Beginning of
    period                                              2,564             1,537             4,396             3,669
                                                     --------          --------          --------          --------
CASH AND CASH EQUIVALENTS - END OF PERIOD            $  1,107          $  2,564          $  1,537          $  4,396
                                                     ========          ========          ========          ========

INTEREST PAID DURING THE PERIOD                      $     79          $     --          $    141          $    789
                                                     ========          ========          ========          ========
SUPPLEMENTARY SCHEDULE OF NON-CASH
   TRANSACTIONS:
  Shares issued for business combination             $     --          $  2,287          $     --          $ 16,036
  Shares issued for general and
     administrative expenses                         $     --          $     --          $     --          $     21
  Loans from related parties                         $     --          $     --          $     --          $  1,849
  Marketable securities received for
     mineral properties                              $    900          $  1,000          $     --          $     --
                                                     ========          ========          ========          ========


                           - See Accompanying Notes -

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A. and a 100% interest in certain exploration licence areas, known as El Dorado, located in El Salvador.

     BASIS OF PRESENTATION

     The consolidated financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in Note 15.

     Certain of comparative figures have been reclassified to conform to the current year's presentation.

     These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Dayton Mining (US) Inc., DMC Cayman Inc., Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada, Compania Minera Dayton (to December 1, 2000), Dayton Acquisition Inc., 449200 B.C. Ltd., Pacific Rim El Salvador S.A. De C.V. and Recursos Salvadorenos S.A. de C.V. Also included in these consolidated financial statements are the Company's wholly-owned subsidiaries, Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A. from the date of acquisition of April 11, 2002.

     The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

     a)  REPORTING CURRENCY

         The United States dollar is the Company's principal reporting currency and the currency of measurement for all financial transactions reported in these consolidated financial statements.

     b)  SHUT DOWN OF ANDACOLLO MINE

         The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine have been written off effective December 1, 2000 with a corresponding charge to income to reflect permanent closure of this mine and the estimated realizable value of capital assets after all liabilities have been liquidated.

         The statements of loss and cash flow for the year ended December 31, 2000 reflect the operating results of the Andacollo Mine for the 11 months of operation prior to closure.

         Creditor distribution proceeds received from the "written off" subsidiary are credited to current year's income.

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION - Continued

     c)  AMALGAMATION OF DAYTON MINING CORPORATION AND PACIFIC RIM MINING CORP.

         On April 11, 2002 statutory approval was received from the Province of British Columbia Registrar of Companies for the amalgamation of Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corp. ("PRMC") under the name of Pacific Rim Mining Corp. (the "Company") as approved by the shareholders of each of the amalgamated companies on April 3, 2002. Dayton shareholders received 1.76 common shares of the Company in exchange for each common share of Dayton held and PRMC shareholders received 1.0 common shares of the Company in exchange for each common share of PRMC held, resulting in Dayton and PRMC shareholders comprising 70% and 30% respectively of the Company. The amalgamation has been accounted for as a reverse takeover using the purchase method of accounting with Dayton identified as the acquirer. For financial statement purposes the Company is a continuation of Dayton. The shares issued as consideration by Dayton to acquire PRMC are recorded at the fair value of the net assets of PRMC, which has been determined to be the net book value of PRMC. The April 30, 2002 statements of loss and cash flows reflect amalgamated results from April 11, 2002 to April 30, 2002 with results for the period from January 1, 2002 to April 10, 2002 being solely Dayton results. The comparative figures for the years ended December 31, 2001 and 2000 are solely Dayton.

         Details of the net book value of PRMC as at April 11, 2002 are as follows:

         Cash, short-term investments and receivables              $ 2,341
         Property, plant and equipment                                  43
         Accounts payable and accruals                                 (97)
                                                                   -------
         Net Assets Acquired                                       $ 2,287
                                                                   -------
         Value attributed to common shares issued                  $ 2,287
                                                                   -------

2.   SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents includes cash on hand, demand deposits, and short term highly liquid investments with a term to maturity of less than three months from inception which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in values.

     MARKETABLE SECURITIES

     Marketable securities are carried at the lower of cost and estimated fair market value.

     INVENTORIES

     Inventories, comprised of ore on leach pads and gold in process, bullion at the refiners and mine operating supplies are valued at the lower of cost and net realizable value.

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES - Continued

     PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at estimated fair value as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

     Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. If it is determined that the estimated net recoverable amount is significantly less than the carrying value and the impairment in value is likely to be permanent, a write-down to the net recoverable amount is made by a charge to earnings.

     All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, are capitalized and amortized on a units of production basis over estimated recoverable reserves.

     ENVIRONMENTAL EXPENDITURES AND CLOSURE COSTS

     The operations of the Company may in the future be affected from time to time by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet standards set by relevant legislation, by application of technically proven and economically feasible measures.

     Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

     The Company's share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accrued on a unit of production basis over expected future recoverable ounces of production.

     INCOME TAXES

     The Company uses the asset and liability method to account for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES - Continued

     SHARE CAPITAL

     i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

     ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

     STOCK-BASED COMPENSATION

     The Company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments. It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

     i)  Non-employees

         The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

     ii) Employees

         The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. As required for the employee stock options, the Company will disclose pro-forma income
         (loss) and pro-forma earnings (loss) per share using a fair value based method.

     REVENUE RECOGNITION

     Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer.

     LOSS PER SHARE

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuances would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES - Continued

     DERIVATIVE TRANSACTIONS

     The Company may enter into gold hedging contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for certain of its future production. The Company's entire hedging activity is considered normal course sales requiring settlements through physical delivery. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract.

     FOREIGN EXCHANGE

     Transaction amounts denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in earnings.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3.   FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, receivables, closure fund, accounts payable, amounts due to related parties and accrued closure costs. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.


4.   INVESTMENTS IN MARKETABLE SECURITIES

     Details are as follows:

                                           APRIL 30,     April 30,
                                                2003          2002
                                           ---------     ---------
         Carrying value                      $ --          $ 818
         Market value                        $ --          $ 890

     During the year, all marketable securities were sold for a gain on sale of marketable securities of $1,047. Of this gain, $1,044 represents the sale of shares of a company with a director in common. On an interim basis, a $275 write-down was taken on the same shares during the year.

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

5.   INVENTORIES

     Details are as follows:

                                                          APRIL 30,    April 30,
                                                               2003         2002
                                                           --------     --------
     Production inventory                                  $ 10,290     $  8,191
     Unsold bullion at refiners                                 595          204
     Supplies inventory                                         540          760
                                                           --------     --------
                                                             11,425        9,155
     Less:  Long term portion of production inventory        (2,002)          --
                                                           --------     --------
                                                           $  9,423     $  9,155
                                                           ========     ========



     The estimated value of inventory that will not be recovered within the next fiscal year has been reclassified as long term.


6.   PROPERTY, PLANT AND EQUIPMENT

     Details are as follows:

                                                      APRIL 30,       April 30,
                                                           2003            2002
                                                      ---------       ---------
     Cost                                              $ 10,652        $ 12,409
     Accumulated depreciation and write-downs            (5,197)         (2,959)
                                                       --------        --------
                                                       $  5,455        $  9,450
                                                       ========        ========

7.   MINERAL PROPERTIES

     a)  EL SALVADOR PROPERTIES

         i) The Company holds a 100% interest in four exploration licence areas in El Salvador, known as El Dorado (two licences), Potonico and El Paisnal. Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty ("NSR"). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

              All licences are subject to a 2% NSR held by the government of El Salvador.

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

7.   MINERAL PROPERTIES - Continued

     a)  EL SALVADOR PROPERTIES - Continued

         ii) By letter of intent dated May 17, 2002, the Company agreed to acquire a 100% interest in the La Calera gold project, located near the El Dorado property. Under the letter of intent the Company, at its option, must make the following payments and exploration expenditures:

                                                                                         Minimum
                                                                         Option      Exploration
                                                                       Payments     Expenditures
                                                                       --------     ------------
              Upon signing (paid)                                        $    5           $   --
              Upon completion of a two month due diligence (paid)            15               --
              On or before May 17, 2003 (paid and incurred)                  20               25
              On or before May 17, 2004 (incurred)                           35               50
              On or before May 17, 2005 (incurred)                           75              100
              On or before May 17, 2006                                     150              200
                                                                         ------           ------
                                                                         $  300           $  375
                                                                         ------           ------

              The property is subject to a 0.5% NSR which can be purchased by the Company for $200,000 if purchased within six months from the start of commercial production.

     b)  DENTON-RAWHIDE JOINT VENTURE

         The Company owns a 49% interest in the Denton-Rawhide Mine. The Company's 49% interest in the joint venture is summarized as follows:

                                             APRIL 30,      April 30,   December 31,
                                                  2003           2002           2001
                                             ---------      ---------   ------------
          Cash working capital                $  8,838       $  9,036          8,651
          Inventories - long-term portion        2,002             --             --
          Property, plant and equipment          1,219          5,213          6,262
          Closure fund                           3,410          3,267          3,217
          Current liabilities                   (2,510)        (2,164)        (2,681)
          Long-term liabilities                 (1,900)        (2,596)        (2,518)
                                              --------       --------         ------
          Net assets                          $ 11,059       $ 12,756         12,931
                                              --------       --------         ------


                                           YEAR      Four Months             Year
                                          ENDED            Ended            Ended
                                      APRIL 30,        April 30,     December 31,
                                           2003             2002             2001
                                      ---------      -----------     ------------
          Sales                        $ 12,509         $  5,303           14,913
          Costs and expenses            (13,348)          (5,763)         (16,639)
                                       --------         --------           ------
          Net loss before taxes        $   (839)        $   (460)          (1,726)
                                       --------         --------           ------

         During the year ended April 30, 2003, the Denton-Rawhide Mine experienced unexpected production shortfalls due to slower than expected heap leach recoveries. A review of the carrying value of the Denton-Rawhide investment indicates that the fair value of this investment has been impaired, therefore a $1,262 reduction in carrying value has been charged to the current year's operating income.

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

7.   MINERAL PROPERTIES - Continued

     c)  AGREEMENT WITH SILVER STANDARD RESOURCES INC. ("SSO")

         By agreement dated December 14, 2001, PRMC agreed to sell its 100% interest in certain subsidiaries that held the Diablillos mineral property located in Argentina. As consideration, SSO paid $3,400 in cash and treasury shares. PRMC received $1,500 in cash during the year ended December 31, 2001 and 383,025 common shares of SSO with a fair market value of $1,000 prior to the amalgamation date of April 11, 2002. During the fiscal year 2003, the Company received 142,970 shares of SSO, which had a fair market value of $900, thus completing the terms of the agreement. All amounts received from SSO are treated as a recovery of acquisition and deferred exploration costs on the Diablillos property and any recovery over the cost has been treated as a gain, once received. The amount of the gain recorded during the year ended April 30, 2003 was $922.


8.   CLOSURE FUND, ACCRUED CLOSURE COSTS AND LOAN PAYABLE TO A RELATED PARTY

     The Company, as part of the Denton-Rawhide acquisition, agreed to reimburse Kinross Gold Corporation ("Kinross"), who is a major shareholder of the Company and has a director in common, a principal amount of $2,118 for Kinross' interest in the reclamation and severance trust funds ("Closure Fund") held for the benefit of the Denton-Rawhide operation. The principal amount is repayable to Kinross, on an annual basis, from 25% of the net internal cash flow from the Denton-Rawhide Mine. Interest is payable annually at rates equivalent to those earned by the Closure Fund trust accounts. As a result of adjustments to working capital accounts at the time of purchase, the principal amount owing to Kinross was reduced to the outstanding amount of $1,849 of which $209 (plus accrued interest) is due and payable at December 31, 2003 and the balance of $1,640 is payable at December 31, 2004.

     The funds are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2003 was approximately $3,700 (2002 - $3,400).

     The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $3,388 of which $1,900 is long term. The closure trust funds are provided as security to the mine operator for the estimated closure liabilities.

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

9.   SHARE CAPITAL

     STOCK OPTIONS

     Upon amalgamation stock options outstanding under the plans of Dayton and PRMC were rolled over, provided that upon surrender, termination or expiry without exercise the shares are not available for the grant of new options.

     In October 2002 shareholders approved a new stock option and bonus plan under which up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares are reserved for the grant of bonus shares to directors, employees or consultants ("eligible parties").

     Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors.

                                                       Number of Options
                                                 -------------------------------
                                                         Pre-            October      Weighted Average          Year
                                                 Amalgamation               2002        Exercise Price            Of
                                                        Plans               Plan            (in Cdn $)        Expiry
                                                 ------------          ---------      ----------------     ---------
     Options at April 11, 2002 amalgamation         5,664,880                 --              $   0.72     2002-2006
     April 11 to April 30, 2002 - expired            (176,000)                --              $   1.08          2002
                                - exercised          (132,000)                --              $   0.54          2002
                                                    ---------          ---------              --------     ---------
     Options outstanding at April 30, 2002          5,356,880                 --              $   0.71     2003-2006
     Year ended April 30, 2003 - granted                   --          2,130,000              $   0.62          2007
                               - expire              (719,660)           (20,000)             $   0.73     2002-2003
                               - exercised           (119,800)                --              $   0.40     2002-2003
                                                    ---------          ---------              --------     ---------
     Options outstanding at April 30, 2003          4,517,480          2,110,000              $   0.68     2003-2007
                                                    ---------          ---------              --------     ---------
     Vested as at April 30, 2003                    4,089,880          1,406,667              $   0.78     2003-2007
                                                    ---------          ---------              --------     ---------



     The following table summarizes information about stock options outstanding to directors, former directors and employees as at April 30, 2003.

                              Exercise Price           Number           Number
            Expiry Date           (in Cdn $)      Outstanding           Vested
     ------------------       --------------      -----------       ----------
       November 4, 2003           $ 0.88              574,000          574,000
       February 4, 2004           $ 1.49                4,000            4,000
         April 27, 2004           $ 1.36            1,188,000        1,188,000
          June 29, 2004           $ 1.06              330,000          330,000
          June 29, 2004           $ 1.36               36,080           36,080
     September 24, 2004           $ 1.30               29,000           29,000
           May 28, 2005           $ 0.54            1,073,600        1,073,600
           July 4, 2006           $ 0.29            1,282,800          855,200
         April 18, 2007           $ 0.62            2,110,000        1,406,667
                                                    ---------        ---------
                                                    6,627,480        5,496,547
                                                    ---------        ---------

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

9.   SHARE CAPITAL - Continued

     STOCK OPTIONS - Continued

     If the Company had accounted for stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the year ended April 30, 2003 would be as follows:

     Net Loss for the Year
          As reported                                                $(2,800)
          Stock option compensation expense                             (473)
                                                                     -------
          Pro-forma net loss for the year                            $(3,273)
                                                                     -------
     Loss Per Share - Basic and Diluted (in U.S. dollars)
          As reported                                                $ (0.04)
          Pro-forma                                                  $ (0.04)

     The fair value of the options used in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model with the following assumptions: an average risk free interest rate of 4.31%, an average expected life of 4.0 years, an expected stock volatility, based on past trading history, of 89.46% and no expectation of dividend payments during the life of the options.

     The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially effect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.


10.  GOLD SALES CONTRACTS

     (Metals prices in U.S. dollars)

     At April 30, 2003, the Company's gold hedging program consisted of 6,000 ounces (2002 - 10,000) of forward sales contracts for future delivery of gold at various dates from May 15, 2003 to August 15, 2003 (2002 - May to September 2002) at an average price of $368 (2002 - $292) per ounce. At April 30, 2003 the Company had no financial exposure to market risks related to the settlement of outstanding hedges as gold spot prices were approximately $339 (2002 - $308) per ounce at that date. The estimated fair value of these contracts at the April 30, 2003 spot prices was $174 (2002 - $[165]) which represents the fair value to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

     The credit risk exposure related to the Company's gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company's gold hedging contract counter parties are large international credit-worthy institutions.

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

11.  INCOME TAXES

     The Company has incurred certain mineral property related expenditures of approximately $9,664 in Canada and $1,667 in Argentina. For tax purposes, these expenditures may be carried forward indefinitely to reduce prescribed taxable income in future years.

     The Company and its subsidiaries have combined non-capital losses for tax purposes of approximately $15,106 in the listed jurisdictions which may be carried forward and expire as follows:

                             USA            Canada         Argentina
                          ------            ------         ---------
     2004                 $   75            $  119            $  535
     2005                    150               133               115
     2006                     58             1,169                98
     2007                    241             1,849               135
     2008                     31               448               156
     2009                     45               607                --
     2010                    223               849                --
     2011-2023             8,070                --                --
                          ------            ------            ------
                          $8,893            $5,174            $1,039
                          ======            ======            ======

     The Company also has Alternative Minimum Tax loss carry-forwards in the United States of $7,187 expiring in various years up to 2023.


12.  LEASE COMMITMENTS

     The Company has entered into operating leases for office premises and a photocopier. Minimum lease payments are as follows:

                       Office
     Year        (i) Premises        Photocopier        Total
     ----        ------------        -----------        -----
     2004            $ 31              $ 3.6            $34.6
     2005            $ 31              $ 3.6            $34.6
     2006            $ 31              $ 3.6            $34.6
     2007            $ 31              $ 3.6            $34.6
     2008            $ 23              $ 3.6            $26.6

     (i) In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

13.  SEGMENTED INFORMATION

     Details are as follows:


                                                         YEAR      Four Months             Year             Year
                                                        ENDED            Ended            Ended            Ended
                                                    APRIL 30,        April 30,     December 31,     December 31,
                                                         2003             2002             2001             2000
                                                    ---------        ---------     ------------     ------------
     Total Assets
          Canada                                     $     99         $  2,682         $  1,064         $  4,231
          USA                                          17,094           18,445           19,275           20,131
          El Salvador                                   4,252            4,184            4,184            4,184
          Chile                                             2               19               17               17
                                                     --------         --------         --------         --------
          Total                                      $ 21,447         $ 25,330         $ 24,540         $ 28,563
                                                     ========         ========         ========         ========
     Total Property, Plant and Equipment
          Canada                                     $      8         $     11         $      2         $     --
          USA                                           1,263            5,238            6,262            9,157
          El Salvador                                   4,184            4,184            4,184            4,184
          Chile                                            --               17               17               --
                                                     --------         --------         --------         --------
          Total                                      $  5,455         $  9,450         $ 10,465         $ 13,341
                                                     ========         ========         ========         ========
     Revenue, Excluding Interest Income
          Canada                                     $     --         $     --         $     --         $    674
          USA                                          12,509            5,303           14,913           11,159
          El Salvador                                      --               --               --               --
          Chile                                            --               --               --           23,093
                                                     --------         --------         --------         --------
          Total                                      $ 12,509         $  5,303         $ 14,913         $ 34,926
                                                     ========         ========         ========         ========
     Depreciation, Depletion and Amortization
          Canada                                     $      4         $      1         $      6         $     --
          USA                                           3,088            1,195            2,974            2,644
          El Salvador                                      --               --               --               --
          Chile                                            --               --               --            3,835
                                                     --------         --------         --------         --------
          Total                                      $  3,092         $  1,196         $  2,980         $  6,479
                                                     ========         ========         ========         ========
     Net Income (Loss)
          Canada                                     $    847         $   (969)        $ (1,021)        $   (607)
          USA                                          (1,004)            (401)          (1,770)          (1,493)
          El Salvador                                  (3,151)            (231)            (580)            (959)
          Chile                                           508               --               --          (28,329)
                                                     --------         --------         --------         --------
          Total                                      $ (2,800)        $ (1,601)        $ (3,371)        $(31,388)
                                                     ========         ========         ========         ========

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

14.  RELATED PARTY TRANSACTIONS

     Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

     a) Amounts due to related parties are required to be paid within 12 months and have accordingly been recorded in these financial statements as current liabilities.

         Details are as follows:

                                                               APRIL 30,      April 30,
                                                                    2003           2002
                                                               ---------      ---------
         Severances payable to former directors and officers        $ --           $653
         Loan interest due to Kinross                                 22             28
         Loan payable to Kinross - current portion (Note 8)          209             --
                                                                    ----           ----
                                                                    $231           $681
                                                                    ----           ----

     b) During the period ended April 30, 2003, wages and benefits of $381 (2002 - $11, 2001 - $1,217) were paid to directors and officers and have been included in general and administrative expenses. Severance costs totalling $567 were included in amalgamation costs in the period ended April 30, 2002.


15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP")

     The effect of the measurement differences between Canadian GAAP and US GAAP are summarized below.

     Under US GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders' equity. Declines in fair value that are other than temporary are written off. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

     The significant change in the consolidated financial statements relative to US GAAP were as follows:

     STATEMENTS OF LOSS (in thousands of US dollars, except for per share amounts)


                                                            YEAR      Four Months             Year             Year
                                                           ENDED            Ended            Ended            Ended
                                                       APRIL 30,        April 30,     December 31,     December 31,
                                                            2003             2002             2001             2000
                                                       ---------      -----------     ------------     ------------
     Net loss following Canadian GAAP                   $ (2,800)        $ (1,601)        $ (3,371)        $(31,388)
     Loss on write-down of marketable securities              --               --              (62)              --
                                                        --------         --------         --------         --------
     Net loss following US GAAP                           (2,800)          (1,601)          (3,433)         (31,388)
     Unrealized holding gain on marketable
         securities                                           --               72               43               --
     Loss on write-down of marketable securities              --               --               62               --
                                                        --------         --------         --------         --------
     Comprehensive loss, following US GAAP                (2,800)          (1,529)          (3,328)         (31,388)
     Weighted average number of common shares,
         computed under US GAAP (thousands of
         shares)                                          78,450           58,707           31,124           26,715
                                                        --------         --------         --------         --------
     Loss per share, following US GAAP                  $  (0.04)        $  (0.03)        $  (0.11)        $  (1.17)
                                                        ========         ========         ========         ========

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

     BALANCE SHEETS (in thousands of US dollars)

                                                                           APRIL 30,        April 30,
                                                                                2003             2002
                                                                           ---------        ---------
     Deficit
         Adjusted deficit, beginning of period per US GAAP                  $(38,475)        $(36,874)
         Net loss per US GAAP                                                 (2,800)          (1,601)
                                                                            --------         --------
         Adjusted deficit, end of period per US GAAP                        $(41,275)        $(38,475)
                                                                            --------         --------

     Accumulated Other Comprehensive Loss
         Beginning of period per US GAAP                                    $    (50)        $   (122)
         Other comprehensive gain                                                 --               72
                                                                            --------         --------
     Accumulated other comprehensive loss, end of period per US GAAP        $    (50)        $    (50)
                                                                            --------         --------

     As the Company delivers gold against outstanding forward sales contracts, it has determined that there is no impact from the adoption of SFAS No. 133, Accounting For Derivative Instruments and Hedging Activities.

     RECENTLY ADOPTED U.S. ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". SFAS No. 141 mandates the purchase method of accounting for all business combinations initiated after 30 June 2001. In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in business combinations completed after 30 June 2001. The Company adopted SFAS No. 141, as required, with no material impact on its financial statements.

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which revises the accounting for purchased goodwill and other intangible assets. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be systematically amortized into operating results. Instead, each of these assets will be tested, in the absence of an indicator of possible impairment, at least annually, and upon an indicator of possible impairment, immediately. The Company adopted SFAS No. 142, as required, on 1 January 2002 with no material impact on its financial statements.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121. Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required. The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

     RECENTLY ADOPTED U.S. ACCOUNTING STANDARDS - Continued

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Finally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on 15 May 2002 for transactions occurring after such date with no material impact on its financial statements. The Company will adopt the remaining provisions of SFAS No. 145, as required, on 1 May 2003 with no material impact on its financial statements.

     RECENTLY ISSUED U.S. ACCOUNTING STANDARDS NOT YET ADOPTED

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement. The Company will adopt SFAS No. 143, as required, on 1 May 2003.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded. SFAS No. 146 requires that a liability for a cost associated with a covered exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time. If employees are not required to render service until they are terminated in order to receive the one-time termination benefits or if employees will not be retained to render service beyond the minimum retention period (as dictated by existing law, statute or contract, or in the absence thereof, 60 days), a liability for the termination benefits shall be recognized and measured at its fair value at the communication date. If employees are required to render service until they are terminated in order to receive the one-time termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date. The liability shall be recognized ratably over the future service period. SFAS No. 146 also dictates that a liability for costs to terminate an operating lease or other contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract. SFAS No. 146 further dictates that a liability for other covered costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred. The Company will adopt SFAS No. 146, as required, on 1 May 2003.

PACIFIC RIM MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002
In thousands of U.S. dollars

--------------------------------------------------------------------------------

15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

     RECENTLY ISSUED U.S. ACCOUNTING STANDARDS NOT YET ADOPTED - Continued

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after 15 December 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after 15 December 2002. The Company will adopt SFAS No. 148, as required, on 1 May 2003 with no material impact on its financial statements.

AUDITORS' REPORT

TO THE SHAREHOLDERS OF DAYTON MINING CORPORATION

We have audited the consolidated statements of income, shareholders' equity and cash flows of Dayton Mining Corporation for the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the company's operations and its cash flows for the years ended December 31, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Vancouver, B.C., Canada
January 11, 2002

ITEM 18:     FINANCIAL STATEMENTS

Not applicable. See Item 17 above.


ITEM 19:     EXHIBITS

Exhibits as follows:

EXHIBIT
NUMBER                            EXHIBIT DESCRIPTION
-------     --------------------------------------------------------------------

1.1(1)      Articles of the Company approved January 8, 2002.

4.1(2) Assignment Agreement dated for reference as of April 6, 2000 between Kinross Rawhide Mining Company, Kinross Fallon Inc. and Dayton Mining Corporation

4.2(2) Construction and Post-Construction Operating Agreement dated as of June 23, 1989 among Kennecott Explorations (Australia) Ltd. (as assigned to Kennecott Rawhide) and Kiewit Mining Group Inc. (as assigned (i) in part to Plexus, Inc. which in turn assigned its interest to Plexus Rawhide Mining Company which changed its name to Kinross Rawhide and (ii) in part to Kiewit Rawhide Corp. which changed its name to Kinross Fallon) as amended by the First Amendment to Operating Agreement;

4.3(2) Agreement and First Amendment to Construction and Post-Construction Operating Agreement dated as of December 15, 1992 made among Kennecott Rawhide, Kiewit Mining Group Inc., Plexus Inc. and Plexus Rawhide Mining Company

4.4(2) Participation Agreement dated as of June 23, 1989 made between Plexus Inc. (as assigned to Plexus Rawhide Minng Company which changed its name to Kinross Rawhide) and Kiewit Mining Group Inc. (as assigned to Kiewit Rawhide Corp. which changed its name to Kinross Fallon).

4.5(2) Option and Royalty Agreement among Mirage Resource Corporation, Zinc Metal Corporation and New York and El Salvador Mining Co. Inc. dated June 25, 1993

4.6(2) Promissory Notes dated April 6, 2000 between Kinross Fallon Inc., and Kinross Rawhide Mining Company and Dayton (US) Inc.

4.7(2)      Prospectus Qualification and Standstill Agreement dated April 6,
            2000

4.8(2) Purchase Agreement among Silver Standard Resources Inc. and Pacific Rim Mining Corp, and others, dated November 1, 2001

EXHIBIT
NUMBER                            EXHIBIT DESCRIPTION
-------     --------------------------------------------------------------------

4.10(3) Assignment of Standstill Agreement dated February 21, 2002 between Dayton Mining Corporation, Kinross Gold Corporation, Kinross Rawhide Mining Company and Kinross Fallon Inc.

12.1 Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002

12.2 Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002

13.1 Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

13.2 Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

14.1        Consent of Peter Ronning, P.Eng.

14.2        Consent of Staley & Okada & Partners


(1) Incorporated by reference to exhibits filed as part of the Company's Form 8-A Registration Statement filed with the Securities and Exchange Commission on May 6, 2002.

(2) Incorporated by reference to exhibits filed as part of the 20F of the Company dated August 26, 2002.

(3) Incorporated by reference to exhibits filed as part of the 20F of Dayton dated February 26, 2002.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 PACIFIC RIM MINING CORP.


Date:  August 27, 2003                           /s/ "Thomas C. Shrake"
                                                 ----------------------------
                                                 Thomas C. Shrake
                                                 Its: Chief Executive Officer

                                  EXHIBIT INDEX


                                                                       EXHIBIT
                                                                     APPEARS AT
                                                                    SEQUENTIALLY
EXHIBIT                                                                NUMBERED
NUMBER                EXHIBIT DESCRIPTION                                PAGE
-------     ----------------------------------------------------    ------------

1.1(1)      Articles of the Company approved January 8, 2002.

4.1(2)      Assignment Agreement dated for reference as of April
            6, 2000 between Kinross Rawhide Mining Company,
            Kinross Fallon Inc. and Dayton Mining Corporation

4.2(2) Construction and Post-Construction Operating Agreement dated as of June 23, 1989 among Kennecott Explorations (Australia) Ltd. (as assigned to Kennecott Rawhide) and Kiewit Mining Group Inc. (as assigned (i) in part to Plexus, Inc. which in turn assigned its interest to Plexus Rawhide Mining Company which changed its name to Kinross Rawhide and
            (ii) in part to Kiewit Rawhide Corp. which changed its name to Kinross Fallon) as amended by the First Amendment to Operating Agreement;

4.3(2) Agreement and First Amendment to Construction and Post-Construction Operating Agreement dated as of December 15, 1992 made among Kennecott Rawhide, Kiewit Mining Group Inc., Plexus Inc. and Plexus Rawhide Mining Company

4.4(2) Participation Agreement dated as of June 23, 1989 made between Plexus Inc. (as assigned to Plexus Rawhide Minng Company which changed its name to Kinross Rawhide) and Kiewit Mining Group Inc. (as assigned to Kiewit Rawhide Corp. which changed its name to Kinross Fallon).

4.5(2)      Option and Royalty Agreement among Mirage Resource
            Corporation, Zinc Metal Corporation and New York and
            El Salvador Mining Co. Inc. dated June 25, 1993

4.6(2)      Promissory Notes dated April 6, 2000 between Kinross
            Fallon Inc., and Kinross Rawhide Mining Company and
            Dayton (US) Inc.

4.7(2) Prospectus Qualification and Standstill Agreement dated April 6, 2000

4.8(2)      Purchase Agreement among Silver Standard Resources
            Inc. and Pacific Rim Mining Corp, and others, dated
            November 1, 2001

4.10(2)     Assignment of Standstill Agreement dated February 21,
            2002 between Dayton Mining Corporation, Kinross Gold
            Corporation, Kinross Rawhide Mining Company and
            Kinross Fallon Inc.

12.1        Certification of Chief Executive Officer pursuant to
            s.302 of the Sarbanes-Oxley Act of 2002

12.2        Certification of Chief Financial Officer pursuant to
            s.302 of the Sarbanes-Oxley Act of 2002

                                                                       EXHIBIT
                                                                     APPEARS AT
                                                                    SEQUENTIALLY
EXHIBIT                                                                NUMBERED
NUMBER                EXHIBIT DESCRIPTION                                PAGE
-------     ----------------------------------------------------    ------------

13.1        Certification of Chief Executive Officer pursuant to
            s.906 of the Sarbanes-Oxley Act of 2002

13.2        Certification of Chief Financial Officer pursuant to
            s.906 of the Sarbanes-Oxley Act of 2002

14.1        Consent of Peter Ronning, P.Eng.

14.2        Consent of Staley Okada & Partners


(1) Incorporated by reference to exhibits filed as part of the Company's Form 8-A Registration Statement filed with the Securities and Exchange Commission on May 6, 2002.

(2) Incorporated by reference to exhibits filed as part of the Company's 20F dated August 26, 2002.

(3) Incorporated by reference to exhibits filed as part of the 20F of Dayton dated February 26, 2002.