Form 20-F
period 2004-04-30
PACIFIC RIM MINING CORP
filed 2004-08-18
CIK 1056512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13812

PACIFIC RIM MINING CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 410 - 625 Howe Street, Vancouver, B.C. V6C 2T6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Shares, Without Par Value	American Stock Exchange
Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital of common stock as of April 30, 2004:
80,483,994 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒ Item 18 ☐

NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Corporation’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves, if any, and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Corporation’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Corporation’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Corporation’s prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements are described in this Annual Report under Item 3.D - “Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

GLOSSARY OF TERMS

The following terms have the following meanings in this Annual Report on Form 20-F:

“Ag”	Silver

“AMEX”	The American Stock Exchange

“Au”	Gold

“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum

“Dore”	A compound containing gold and silver metal and various impurities.

“gpt”	Grams per tonne. One gram per tonne equals 0.02917 troy ounces per short ton.

“Indicated Mineral Resource”
An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource”
An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Measured Mineral Resource”
A ‘Measured Mineral Resource’ is that part of Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Resource”
A ‘Mineral Resource’ is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects from economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this Report are Canadian mining terms as defined in accordance with National Instrument 43-101 under the guidelines set out in the CIM Standards.

Note to U.S. Investors. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required to be reported by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this Report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

“NI 43-101”
National Instrument 43-101 - Standards of Disclosure for Mineral Projects. A rule developed by the Canadian Securities Administrators (an umbrella group of Canada’s provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The rule establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

“Ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“Qualified Person”
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

“SG”	Means specific gravity, a measurement of density.

“TSX”	The Toronto Stock Exchange.

“tpd”	Tonnes per day. One tonne equals 1.10231 tons.

ITEM 1:     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2:     OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:     KEY INFORMATION

3 A.     SELECTED FINANCIAL DATA

The following table sets forth selected historical data regarding the Company’s consolidated operating results and financial position. The data set forth below is stated in thousands of U.S. dollars (except per share amounts). This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in many respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A discussion of differences between Canadian GAAP and U.S. GAAP is contained in Note 14 to the audited Consolidated Financial Statements. The following table should be read in conjunction with Item 5 - “Operating and Financial Review and Prospects”, and the consolidated financial statements and notes thereto included in Item 17 of this Annual Report.

			Four			Nine	Three
	Year	Year	Months	Year	Year	Months	Months
In ‘000’s, except share	Ending	Ending	Ending	Ending	Ending	ending	Ending
amounts:	April 30,	April	April 30,	Dec. 31,	Dec. 31,	Dec. 31,	March 31,
	2004	30, 2003	2002	2001	2000	1999	1999
Income Statement
Data
Metal sales	$12,140	$12,509	$5,303	$14,913	$34,926	$26,320	$10,182
Interest income	182	175	62	122	525	218	96
Gain on Sale of Mineral
Properties	-	922	-	-	-	-	-
Net Income (Loss) from
Operations	(1,058)	(844)	(347)	(1,612)	(5,273)	300	1,523
Net Income (Loss)	(6,859)	(2,800)	(1,601)	(3,371)	(31,388)	(2,053)	410
Loss per share – basic
and diluted	(0.09)	(0.04)	(0.03)	(0.11)	(1.17)	(0.12)	(0.30)

Balance Sheet Data
Working capital	$3,033	$7,633	$8,616	$7,683	$9,865	$6,526	$(1,236)
Total assets	14,033	21,447	25,330	24,540	28,563	48,544	68,625
Net assets	9,618	14,960	17,729	16,998	20,369	29,879	31,824
Long-term debt	-	1,640	1,849	1,849	1,849	5,234	20,167
Shareholders equity	9,618	14,960	17,729	16,998	20,369	29,879	31,824
Capital stock	57,690	56,173	56,142	53,810	53,810	31,932	31,824
Outstanding shares	80,483,994	78,528,594	78,408,794	31,123,974	31,123,974	17,567,839	2,042,839
Dividends declared		-	-	-	-	-	-

Had the Consolidated Financial Statements of the Company been prepared in accordance with U.S. GAAP, certain selected financial data would have been reported as follows, (in thousand of U.S. dollars except per share amounts):

			Four			Nine	Three
	Year	Year	Months	Year	Year	Months	Months
	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	April 30,	April 30,	April 30,	Dec. 31,	Dec. 31,	Dec. 31,	March
	2004	2003	2002	2001	2000	1999	31, 1999
Income Statement Data
Net Income (Loss)	$(6,859)	$(2,800)	$(1,601)	$(3,433)	$(31,388)	$(1,826)	$(515)
Net Income (Loss)
per share	(0.09)	(0.04)	(0.03)	(0.11)	(1.17)	(0.20)	(0.20)

Balance Sheet Data
Total assets	$14,033	$21,447	$25,402	$24,583	$28,563	$48,544	$56,169
Shareholders’ equity	9,618	14,960	17,801	17,041	20,369	29,879	(39,749)

Unless otherwise specified, all dollar amounts in this Annual Report are in U.S. dollars; however, certain of the information included in this Report is presented in Canadian dollars ("Cdn$”). The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, in effect at the end of each of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during each period, in each case based on the noon buying rate as reported by the Federal Reserve Bank of New York:

	For the Year	For the Year	For the Four
	Ended April	Ended April	Months Ended	For the Years Ended December 31,
	30	30	April 30,
	2004	2003	2002	2001	2000	1999
High	1.4221	1.5963	1.6125	1.494	1.438	1.440
Low	1.2923	1.4336	1.5632	1.602	1.557	1.530
Period End	1.3711	1.4336	1.5681	1.593	1.500	1.440
Average	1.3439	1.5335	1.5913	1.549	1.486	1.483

The high and low exchange rates based on the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York for each month during the previous six months are as follows:

Month	High	Low
February 2004	1.3442	1.3148
March 2004	1.348	1.308
April 2004	1.3711	1.3095
May 2004	1.397	1.358
June 2004	1.3772	1.343
July 2004	1.3353	1.3082

On July 30, 2004, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York was US$1.00 = Cdn$1.3296.

Except as otherwise provided, all dollar amounts are in United States dollars.

3 B.     CAPITALIZATION AND INDEBTEDNESS

Not Applicable

3 C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

3 D.     RISK FACTORS

An investment in the Common Shares of the Company involves a high degree of risk and must be considered highly speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral resource properties. In particular, the following risk factors apply:

(i) Financing Risks

The Company anticipates that its current cash reserves and expected cash generated from leaching activities at Denton-Rawhide are sufficient to fund the Company’s cash requirements and exploration activities through December 31, 2004. See Item 5 for particulars of liquidity, capital resources and financial condition. Beyond December 31, 2004, the Company intends to rely on accumulated cash reserves, if any; cash generated from operations, if any; collaborative agreements, if any; a reduction in exploration activities as necessary, and public and private financing, which may be highly dependent on the results of the Company’s exploration programs. There can be no assurance that the Company’s exploration programs will result in locating commercially exploitable mineral ores or that the Company’s properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Pacific Rim has limited financial resources and there is no assurance that operating cash flow from Denton-Rawhide will continue to be sufficient (See “Metal Price Volatility and Production Risks”), or that additional funding will be available to it to meet its capital spending obligations at its sole producing mine, to further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

(ii) Exploration Risks

Resource exploration, development, and operations is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. As described under Item 4, except for the Denton-Rawhide Mine, which has ceased production and is in a residual leaching phase and the El Dorado Property which contains geological mineral resources, none of the Company’s properties have a known body of ore and any proposed exploration programs are an exploratory search for ore.

The Company’s principal exploration properties are located in El Salvador which country imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. See “Item 4. Business Overview – El Salvador Mining Regime.” The Company may acquire interests in properties in other Latin or North and Central American countries which may place substantial restrictions on the Company’s exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company’s properties or its operations. Such restrictions may have a materially adverse effect on the Company’s business and results of operation.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Company may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure or against which for economic reasons it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position. In addition, there are a number of uncertainties inherent in any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to replace mined materials or to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

Although mineral resource figures included in this Annual Report have been carefully prepared by the Company, or, in some instances, have been prepared, reviewed or verified by independent mining experts who are Qualified Persons, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

(iii) Title to Properties

The Company’s exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. As part of its investigations, Pacific Rim has investigated and believes it has good title to its properties. However, Pacific Rim cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions. The Company is undergoing the process of converting its exploration licenses in El Salvador to exploitation concessions and is making the necessary applications to and carrying out the studies requested by the authorities. The Company cannot say with certainty when or if the conversion will be approved by the authorities in El Salvador.

(iv) Metal Price Volatility

The Company’s ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is not within the control of the Company. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. During the year ended December 31, 2003, the annual high and low prices for gold per ounce for the 10:30 a.m. fixings on the London Bullion Market were $417.25 and $319.75, respectively. On August 6, 2004, the 10:30 a.m. fixing on the London Bullion Market was $392.25 and last spot market price of gold on the New York Commodities Exchange was $399.80 per ounce.

Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include:

  industrial and jewelry demand;

  central bank lending or purchases or sales of gold bullion;

  forward or short sales of gold by producers and speculators;

  future level of gold production; and

  rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds.

Gold prices are also affected by macroeconomic factors including:

  confidence in the global monetary system;

  expectations of the future rate of inflation;

  the availability and attractiveness of alternative investment vehicles;

  the general level of interest rates;

  the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies;

  global and regional political or economic events; and

  costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

While gold production, sales and prices are by far the most significant factor affecting the financial performance of the Company, approximately 10% of the Company’s sales revenues are derived from silver. Silver prices are determined in the international marketplace through the interaction of supply and demand for this metal. The Company has no influence over the price it receives from the sale of silver.

(v) Government Law, Environmental and Other Regulatory Requirements

The El Dorado and La Calera properties are located in El Salvador. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of Pacific Rim uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company’s assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Closure cost requirements could change from current estimates. To the best of the Company’s knowledge, the Company is operating in compliance with all applicable environmental and closing regulations.

(vi) Hedging Activities

The Company’s primary business is the acquisition, exploration and development of gold and silver properties and its revenue to date has almost entirely been derived from proceeds from, or related to, the sale of gold and silver. (See “Risk Factors – Risks Associated with Mining – Metal Price Volatility”). Gold and silver prices are subject to significant volatility and these changes, to the extent that the Company’s production is unhedged, can significantly affect the Company’s profitability and cash flow. Gold prices declined steadily since the latter part of 1996, culminating in August 1999 with the lowest price in twenty-one years, and until the spring of 2002 essentially remained near or below $300 per ounce. Monthly prices over the past financial year for gold have averaged from $350 to $407 per ounce. Silver prices also have been volatile and at levels considered low by historical standards.

The Company may utilize forward selling (“hedging”) to protect the selling price of a portion of its gold production. Silver production is sold in the spot market. The market risk to the Company’s cash flow from hedging relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any hedge contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

(vii) Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. See Item 6 for details of Company’s current management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

(viii) Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See Item 6. Directors, Senior Management and Employees.

(ix) Competition for Other Assets

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

(x) Currency Fluctuations May Affect the Costs of Doing Business

The Company’s activities are currently located in five countries, Canada, the United States, Argentina, El Salvador and Chile. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company’s activities in Canada, Chile and El Salvador may be denominated in currencies not directly related to the price of the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company’s cost of doing business in these countries. The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

(xi) The Company’s Insurance Coverage May Be Inadequate

The mining industry is subject to significant risks that could result in:

  damage to or destruction of property and facilities;

  personal injury or death;

  environmental damage and pollution;

  delays in production; or

  expropriation of assets and loss of title to mining claims.

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

(xii) Changes to the General Mining Law of 1872

The majority of the Denton-Rawhide Mine’s processing activities are located on unpatented lode and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of the Denton-Rawhide Mine.

(xiii) Reclamation Risks at Denton-Rawhide

The Denton-Rawhide Mine is an open pit heap leach operation that ceased active mining in October 2002. The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval. The Coordinating Committee of the Denton-Rawhide Mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide Mine at $9.8 million of which 49% are to the account of the Company, and contributed to the Trust. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although believed to be sufficient to handle all remaining closing costs may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide Mine. See Item 4 - Other Properties – Denton-Rawhide for additional information.

ITEM 4:     INFORMATION ON THE COMPANY

4 A.     HISTORY AND DEVELOPMENT OF THE COMPANY

The legal and commercial name of the Company is Pacific Rim Mining Corp.

The Company was formed by the amalgamation (the “Amalgamation”) of Dayton Mining Corporation (“Dayton”) and Pacific Rim Mining Corp. (“PacRim”) (together the “Predecessor Companies”) under the British Columbia Company Act (“Company Act”) on April 11, 2002, with the Registrar of Companies, British Columbia. The Amalgamation received shareholder approval of both Dayton and PacRim on April 3, 2002 and approval of the Supreme Court of British Columbia on April 10, 2002. Pursuant to the Amalgamation 23,498,600 common shares of PacRim were exchanged on a one for one common share of the Company basis and 31,123,974 common shares of Dayton were exchanged on a one for 1.76 common shares of the Company basis. Under the Company’s memorandum its authorized capital is 1,000,000,000 common shares without par value.

The Company is domiciled in British Columbia, Canada and is a valid company in good standing and operating under the British Columbia Company Act. The Company’s principal place of business is located at Suite 410, 625 Howe Street, Vancouver, British Columbia, V6C 2T6, telephone (604) 689-1976. The Company through its subsidiaries has administration offices in Argentina; Nevada, USA; Chile and El Salvador.

Important events in the development of the Company’s business for fiscal 2004 are as follows:

» The expansion of the El Dorado resource to 821,000 ounces of gold in the measured and indicated category. Updated resource estimates reflecting new drilling information were made for the Minita, Coyotera and Nueva Esperanza vein systems on the El Dorado gold project in October 2003. Minita, which hosts the bulk of the current El Dorado gold resource, grew by 67% to 1.6 million tonnes at an average grade of 11.4 g/t gold and 70.3 g/t silver, for a total contained measured and indicated resource of 585,200 ounces of gold and 3.6 million ounces of silver.

» The commencement of a pre-feasibility study on the El Dorado gold project. In March 2004 the Company contracted SRK Consulting to complete a pre-feasibility study of the potential economics of underground mining of the Minita vein system on the El Dorado gold project in El Salvador. The study will be based on exploiting the current Minita resource with a 1,000 tonne per day operation, and its completion is expected during the second quarter of fiscal 2005 (September / October 2004).

» The discovery of both high-grade vein hosted gold mineralization and lower-grade stockwork-hosted gold mineralization in the La Calera gold project. Thirty-one core holes were drilled during fiscal 2004 at La Calera, leading to the discovery of potentially bulk-mineable gold mineralization in the Rosa and Rosa West vein systems. A ground geophysics survey conducted in March 2004 succeeded in tracing this system further along strike and identifying new, potentially related structures. A reverse circulation drill program to test these new and extended structures commenced in late April 2004 and is ongoing.gold project. Thirty-one core holes were drilled during fiscal 2004 at La Calera, leading to the discovery of potentially bulk-mineable gold mineralization in the Rosa and Rosa West vein systems. A ground geophysics survey conducted in March 2004 succeeded in tracing this system further along strike and identifying new, potentially related structures. A reverse circulation drill program to test these new and extended structures commenced in late April 2004 and is ongoing.

» The commencement of closure-related activities at the Denton-Rawhide gold mine. The crushing and stacking of low-grade stockpiled ore at the Denton-Rawhide gold mine ceased in May 2003 (following the cessation of mining in October 2002). During fiscal 2004, commencement of the residual leaching phase, the sale of surplus equipment, and reclamation activities occurred at the Denton-Rawhide mine.

» The acquisition of the Aurora and Surefire gold projects. These early-stage gold projects are located in Nevada; the Aurora project borders Metallic Ventures’ Esmeralda gold mine in the historic Aurora District of the Walker Lane gold belt, and the Surefire project, staked by the Company, is located along the Northern Nevada rift. The Company has commenced grassroots exploration, including the generation of drill targets, on the Aurora project and intends to initiate a Phase 1 drill program during fiscal 2005.

» The appointment of Paul Sweeney to, and resignation of Robert Buchan from, the Company’s board of directors. Paul Sweeney was appointed in July 2003 to the Company’s board. Mr. Sweeney is a senior financial executive with over 30 years of mining-related experience in finance, accounting and strategic planning. In December 2003 Robert Buchan, President and CEO of Kinross Gold Corporation, resigned from the Company’s board.

See Item 5 – Operating and Financial Review and Prospects for important events that have occurred in the development of the Company’s business during the last full financial year from May 1, 2003 to April 30, 2004. Also see Item 5 for information on the Company’s principal capital expenditures and divestures during the past three years and current capital expenditures. Other than the ongoing drill programs and studies required for the conversion of exploration claims to exploitation concessions in El Salvador, there is no principal capital expenditures or divestitures in progress.

There has not been any indication of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies shares during the last or current financial year.

4 B.     BUSINESS OVERVIEW

The Company is a British Columbia based mineral resource corporation engaged, through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties.

The Company’s exploration activities are currently chiefly focused in El Salvador. The Company continues to explore for projects in the Americas, which warrant drilling. The Company will primarily be exploring for gold and silver on any newly acquired projects.

The Company’s principal properties are the El Dorado gold property (“El Dorado Property”) and the La Calera gold project (“La Calera Project”) located in El Salvador. The Eldorado Property and the La Calera Project are collectively referred to as the Company’s El Salvador Project. Predecessor Dayton acquired the two exploration licenses comprising the El Dorado Property through the acquisition of Mirage Resource Company, in April 2000. In May 2002, the Company entered into an agreement with Minerales Entremares El Salvador for a joint venture and option to purchase a 100% interest in the La Calera Project.

The Company, through its wholly owned subsidiary, Dayton Mining (U.S.) Inc., also has a 49% interest in the Denton Rawhide Mine, Nevada, an open pit gold-silver heap leach mine. Ore extraction at the mine ceased in May 2003 and residual leaching of stockpiled ore is expected to continue for several years. Dayton acquired the 49% interest in the Denton-Rawhide property through the issue of shares in 2000.

Predecessor PacRim acquired exploration properties in Argentina in 1997 by staking and sold its Diablillos property in Argentina by agreement dated December 14, 2001 for total consideration of $3,400,000 in staged payments of cash or common shares. The balance of the purchase price for Diablillos was received by the Company in 2002, after the Amalgamation.

In 2003, the Company staked and optioned claims in Nevada, USA for exploration.

The Company does not own any significant plant or equipment for its wholly owned operations. Equipment used for exploration or drilling is rented or contracted as needed.

In each of the periods December 31, 2001, April 30, 2002 (four months), April 30, 2003 and April 30, 2004, the Company has spent approximately $0.6 million, $0.2 million, $3.2 million and $4.5 million respectively on work programs to advance the El Dorado gold prospect in El Salvador.

The Company has financed its exploration programs to date from its cash on hand derived from the sale of marketable securities and net cash proceeds from its 49% interest in Denton Rawhide. In each of the periods December 31, 2001, April 30, 2002 (four months), April 30, 2003 and April 30, 2004, revenues from bullion (gold and silver) sales totalled $14.9 million, $5.3 million, $12.5 million and $12.1 million, respectively. The average price of gold received was $271 per ounce in 2001, $287 per ounce in 2002, $321 in 2003 and $385 in 2004.

See Item 3D – in particular (i) Risks Associated with Foreign Operations and (ii) Title to Properties.

See Item 4D – Property Plant and Equipment, for an overview of the Company’s properties.

See Item 5 for an overview of the Company’s financial position.

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

In mid 2001 the government of El Salvador enacted several modifications to the Salvadorian Mining Law. The most significant of these changes included an extension from 5 years to 8 years for the time before which a property holder must convert an exploration licence into an exploitation concession. This revision provided the Company an additional three years in which to advance the El Dorado project to the development stage and then apply to the government for an exploitation permit. The application to convert an exploration licence to a 30 year (or longer) exploitation concession must be accompanied by, among other things, a feasibility study, a development work program and an environmental impact study. Under the old laws the maximum size for exploitation concession was 10 square kilometres. This arbitrary size restriction has been removed. A final and important change was that the royalty levied on mineral production was reduced to 2% from 4% of net smelter returns.

Pacific Rim is continuing exploration and is in the process of preparing for submission the technical documentation required to convert its exploration licences to exploitation concessions. The Eldorado North and South exploration licences are valid until December 10, 2004. In accordance with the environmental law, there is a permitting procedure established that must be followed in the development of the El Dorado Property. Pacific Rim presented the necessary forms detailing the development and operation of the proposed project to formally enter the environmental impact study process. In July of 2004 the Company received the Terms of Reference for the study from the Ministry. Pacific Rim has hired an independent contractor to prepare the environmental impact study for the project and is expected to present the completed study to the El Salvadoran environmental and natural resources Ministry in the latter half of August 2004 for approval. Earlier in 2004 the Company also hired an independent consulting company which is in the process of preparing a pre-feasibility study to form the basis for the feasibility study required for the conversion of the exploration licenses to an exploitation concession. The pre-feasibility study is expected to be completed in the latter half of September 2004. Pacific Rim has undertaken the steps necessary to have all of the required documents for the conversion of the licences; however, there can be no assurance that the approval of the environmental impact study will be received prior to the expiration of the exploration licenses. Pacific Rim has received assurances from the El Salvadoran Division of Mines and Hydrocarbons (Ministry of Economy) that the conversion of the exploration licenses to an exploitation concession will not be jeopardized by lack of timely approval of the environmental impact study.

4 C.     ORGANIZATIONAL STRUCTURE

The following is a listing of the Company’s significant subsidiaries including name, country of incorporation or residence, the Company’s respective proportion of ownership interest and, if different, proportion of voting power held.

(1)	Pacific Rim Exploration Inc., Nevada, USA, 100% directly owned by the Company.

(2)
Dayton Mining (U.S.) Inc. 100% directly owned by the Company. This subsidiary holds the 49% interest in the Denton-Rawhide joint venture. This subsidiary holds the Surefire staked claims in Nevada and is party to the option to acquire the Aurora claims.

(3)	Pacific Rim El Salvador S.A. de C.V., El Salvador. This subsidiary holds the Company’s interest in the El Salvador properties.

In this Annual Report, unless the context otherwise indicates, all references to “the Company” include the Company and its subsidiaries.

4 D.     PROPERTY, PLANT AND EQUIPMENT

The following is a description of the Company’s properties and the nature of the Company’s interests in such properties.

[Figure 1 follows:]

El Dorado
La Calera
GUATEMALA
SANTA ANA
CHALATENANGO
AHUACHAPÁN
SONSONATE
LA LIBERTAD
SAN SALVADOR
San Salvador
CUSCATLÁN
CABAÑAS
SAN VICENTE
LA PAZ
USULUTÁN
SAN MIGUEL
MORAZÁN
LA UNIÓN
PACIFIC
OCEAN
N
14°
0
50
Kilometers

El Salvador Project

The Company’s most advanced property in El Salvador is the El Dorado Property, which consists of two exploration licences, which the Company, indirectly through its wholly owned subsidiaries, holds as to a 100% interest. In addition, the Company has entered into an option to acquire a 100% interest in the La Calera Project that is near to El Dorado. See Figure 1 above

El Dorado Property, El Salvador

Predecessor Dayton upon its acquisition of Mirage acquired the El Dorado Property. Mirage initially acquired the El Dorado Property by option agreement dated June 23, 1993 from Zinc Metal Company (“ZMC”) of Toronto, and its wholly owned subsidiary New York and El Salvador Mining Company (“NYESMC”). The option was exercised on August 25, 1994 in accordance with its terms by payment of US$175,000 to ZMC and by the parties having incurred aggregate expenditures in excess of US$800,000. Pursuant to the terms of the option agreement the El Dorado Property is subject to annual advance minimum royalty payments, which is the greater of $50,000 per year or a 3% net smelter return royalty in favour of ZMC. The Company has the right to purchase the royalty from ZMC for US$4,000,000 (US$1,000,000 for the first one-half and US$3,000,000 for the second one half) provided that at least one-half of the royalty is acquired within six months of the commencement of commercial production. In addition, the government of El Salvador is entitled to a 2% net smelter return royalty.

The Company has entered into a two year lease with option to purchase agreement dated April 2, 2004 to acquire approximately 100 hectares of land near the El Dorado Property, for total consideration of US$1,000,000 of which US$14,391 has been paid as the initial lease payment, and US$14,391 is due April 1, 2005. The Company may exercise the option to purchase the property by giving six months prior written notice before the end of the two year term, the balance will then be due and payable. In addition the Company has agreed to drill two water wells on the property and construct an access bridge across the San Francisco River. The Company is acquiring additional smaller tracts of lands in the area for the purpose of access at nominal amounts.

Although the El Dorado Property contains geological mineral resources, none of the Company’s properties in El Salvador, including the El Dorado Property, contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

Property Description and Location

Two Exploration Licenses, covering in total 7,499.96 hectares, make up the El Dorado Property. The licenses have a nominal expiry date of January 1, 2004. The Company can continue to hold the area beyond that date by declaring its intention to convert the Exploration Licenses to Exploitation Concessions, which have a term of 30 years and may be extended if warranted. The cost to hold the licenses is a rental of $300 per square kilometre, amounting to $22,500 per year. The Company is up to date with the regulatory obligations required to maintain the licenses in good standing.

In addition to its mineral rights, the Company owns approximately 69 hectares of real estate in the central part of the El Dorado Property and an option to acquire an additional 100 hectares.

Part of the El Dorado License Area was the scene of mining by another company between 1948 and 1953. The Company and its environmental consultants believe that there are no existing environmental liabilities on the project related to that earlier period of production nor to the exploration activities of the Company and its predecessor companies.

The Exploration License Area contains many prospects and deposits. Their stage of exploration and development ranges from recently discovered veins that have never been drilled to three deposits that have each had up to five resource estimates since 1995. The Company’s permanent installations on the property at the present time consist of a laboratory for crushing rock samples and a core storage warehouse with facilities for describing and sampling drill core. None of the mid-20th century mine workings are accessible at present, nor does the Company use them.

The El Dorado Property is in the Department of Cabañas, approximately 74 kilometers northeast of San Salvador, the capital city of the nation, and 10 kilometers southwest of the town of Sensuntepeque. See Figure 1.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The El Dorado Property is accessible by a paved road that crosses the El Dorado Property. The travel time from the project site to downtown San Salvador is approximately 1.5 hours, depending on traffic levels.

The area has a large rural population and Sensuntepeque is a moderate sized town. Unskilled labour and persons with general business and technical skills should be readily available. El Salvador does not have an indigenous mining industry, so personnel with exploration and mining skills need to be trained or come from elsewhere.

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

In a 2001 feasibility study, the Company’s predecessor at El Dorado, Dayton, was able to identify appropriate sites for the necessary mine facilities required for a 500 tonne per day operation. The Company’s objective is to explore for and find resources that will support a larger operation. The Company may not follow the development plan of its predecessor, but the feasibility study provided confidence that adequate sites for mine facilities exist.

History

The colonial Spanish discovered gold in the district in the early 1500’s, and there was sporadic, largely unrecorded small-scale production until the late 1800’s. In the period from 1948 to 1953, the New York and El Salvador Mining Company operated an underground mine, producing approximately 270,000 tonnes of ore yielding about 72,500 troy ounces (2,250 kilograms) of gold.

Extensive exploration since 1993 has included surface geological mapping, rock sampling and prospecting, campaigns of hand and bulldozer trenching, core drilling, and minor reverse circulation drilling. The exploration data base as of the end of July 2003 included the results of 270 drill holes totalling about 68,400 meters, with analytical results for almost 9,500 samples from drilling. Added to this are the results of nearly 3,600 surface rock samples of various types, and results of some 5,300 underground assays gleaned from the records of the 1948 – 1953 production period.

Geological Setting

El Salvador can be divided into four morphological-geological units: Coastal Plains, Coastal Ranges, Great Interior Valley, and the Northern Mountain Ranges. El Dorado is situated in the Great Interior Valley, underlain by Eocene felsic to mafic volcanic rocks; in other words, dark to light coloured volcanic rocks in the order of 38 to 55 million years old.

Mineralization on the El Dorado Property consists of gold and silver bearing quartz veins that are contained within the volcanic rocks. The gold and silver bearing veins of the El Dorado district, of which at least 36 exceed 1 m in width, occur over an area exceeding 50 square kilometers. Vein mineralization is dominated by chalcedonic quartz and ranges in width between 1 m and 15 m in surface exposures. The vein systems are up to 3 km in length, dip steeply, and generally form ridges.

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

Exploration

The decade-long history of recent exploration on the El Dorado Property includes extensive mapping of mineralized structures, lithogeochemical sampling, trenching and drilling. There have been numerous ancillary studies including environmental base line work.

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

The geological mapping is accompanied by frequent sampling of the rocks on the surface. As reported in an independent report prepared by an independent Qualified Person, as of July 31, 2003 the surface geochemical database for the El Dorado Property contained results for 3,581 rock samples collected from within the El Dorado License Area. The Company geologists collected approximately 1,240 of those samples in 2002 and 2003. The Company’s predecessor operators collected the remainder. The samples are variously described as channel samples, chip channel samples, selected chips, random chips and grab samples.

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

In a 1999 “Summary of Exploration Activities”, geologists working for Mirage Resource Corp. organized their descriptions of the deposits and zones into 33 targets, many of which comprise multiple veins. In terms of their exploration and development status, the veins range from newly discovered, untested prospects to three deposits sufficiently advanced that their contained resources can be estimated. The dimensions of mineralized veins are as varied as their exploration status, ranging from those known only in single outcrops to those that have been traced on the surface over lengths of between one and two kilometers. Systems of related veins are up to three kilometers long. In those veins that have been mined or extensively drilled, mineralization has been demonstrated to exist over vertical intervals of up to 300 meters. (In considering vein lengths and vertical dimensions it is important to note that at a detailed level mineralization in this type of system is highly variable).

Drilling

Several campaigns of drilling have been mounted on the El Dorado Property throughout the last decade. As reported in an independent report prepared by an independent Qualified Person, as of July 31, 2003 the drill hole database contained records of 270 drill holes comprising 68,420 meters of drilling. Since becoming operator in mid 2002 up to the completion of hole P03-256 in July 2003, the Company had drilled 55 holes comprising 20,828 meters.

At present core drilling is done using HQ equipment that produces 63.5 millimeter diameter core. If it is necessary to reduce to a smaller diameter to overcome drilling difficulties, NQ equipment is used, producing 47.625 millimeter diameter core. The direction and inclination of drill holes is measured approximately every 50 meters using a down-hole instrument. Until recently, drill collar locations were surveyed by local contractors. The Company has recently obtained a differential GPS for surveying collar locations. Core recovery is measured at the drill site and loaded core boxes are trucked to the Company’s core logging, sampling and storage facility on the property. Core is logged by Company geologists and split for sampling using a rock saw.

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

For more systematic sampling, outcrops are cleaned off and in some cases shallow hand trenches are dug. Continuous chip samples are collected over intervals selected by a geologist. In many cases local labourers do the sampling, under a geologist’s supervision. The manner of sampling is recorded in field notes and is entered into the digital data base of surface samples.

Intervals from drill core to be sampled are selected by the geologist logging the core. All vein material and visibly mineralized material is sampled, with enough immediately adjacent, apparently unmineralized material sampled to make sure that all intervals are adequately tested. Sampling is done after logging is complete. The core is sawn in half along its axis. The Company’s immediate predecessor as operator, Dayton, also used a rock saw for sampling core from 13 holes it drilled in 2000. Operators prior to Dayton used a percussion core splitter.

Core recovery, which affects the degree to which samples are representative, is very good in the current drilling. In mineralized intervals it averages better than 98%. In past drilling, prior to the Company becoming operator, resource estimators found local problems with core recovery, finding that it averaged as low as 76% in some mineralized veins.

The Company collected a large quantity of unmineralized material from a site in the region. This material is used as sample “blanks” that are inserted into the sample stream at a rate of one into every batch of 25 samples, as a quality control measure.

All of the Company’s samples are analyzed at the laboratory of Inspectorate America in Sparks, Nevada. About 25% of the samples are analyzed in duplicate by selecting a batch of material already pulverized by Inspectorate and sending it to another lab, American Assay. Once the results of the re-analysis are received, about 15% to 20% of the duplicated samples are selected for re-analysis starting with the coarse reject material.

All samples which return gold results exceeding 3 g Au/tonne in the initial analysis are analyzed again using a fire assay preparation with a gravimetric finish.

Security of Samples

All sampling is done by the Company’s employees, either geologists or labourers supervised by geologists. Once collected, samples are kept at the Company’s on-site facility until they are picked up by employees of Inspectorate America’s Guatemalan affiliate. They are transported by road to the Guatemalan laboratory, where they are prepared and trans-shipped to Nevada for analysis. Some of the samples may, from time to time, be opened and inspected by border officials at the border crossing from El Salvador to Guatemala.

2003 Resource Report

In the summer of 2003 the Company engaged an independent technical company to complete a project wide updated resource estimate of the El Dorado Property and compile a technical report in compliance with Canadian National Instrument 43-101. The report is entitled “Technical Report on the Eldorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador dated November 26, 2003” and emphasizes the El Dorado resources. The Resource Report describes the data, procedures, results, conclusions, risks and upsides of the El Dorado gold and silver resources and just-completed resource estimates. The following section regarding resources is extracted from the Resource Report.

Exploration

Exploration work completed at El Dorado includes geological mapping, geochemical sampling (over 3,600 rock samples), hand trenching (over 500 samples), and drilling. Several campaigns of drilling have been completed on the El Dorado Property throughout the last decade. One is ongoing as of this writing. The majority of the holes drilled on the El Dorado Property are core holes. There are 275 drill holes with ~10,500 samples with gold and silver assays in 71,130 m of drilling. Reverse circulation drilling was employed to pre-collar some core holes, but was used for the entirety of seven holes at Nueva Esperanza in earlier drill campaigns. Core recovery has been an issue at El Dorado, mainly at Coyotera, even though overall the recovery is quite good. A detailed study was made of this and, rather than factor grades and specific gravities by core recovery, has either eliminated the few poor-recovery samples from resource estimation or modified resource classification when low recovery samples were used.

Metallurgy

Metallurgical test work has shown the El Dorado mineralization responds well to milling and cyanide leaching. Recoveries of over 90% for gold and over 80% for silver are expected. Historic recoveries during past production ranged from 87% to 91.5% for gold and 77.7% for silver. Four batches of metallurgical test have been completed in the past eight years all indicating recoveries similar or better than historic levels. Additional metallurgical test work is still needed to refine the recovery data.

Resources

Estimates of the El Dorado resources were done relying heavily on geology and building models on cross sections. Three dimensional block models were made for La Coyotera and Nueva Esperanza resource estimates and two-dimensional (long section) models were made for the El Dorado mine area vein resources. Estimation used kriging and inverse distance methods. Capping levels varied depending upon the zone, the deposit and the area. Specific gravity values used ranged from 2.42 g/cm3 for veins to 2.62 g/cm3 for wallrock.

The resource is classified in order of increasing geological and quantitative confidence, into Inferred, Indicated and Measured categories in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM) definitions adopted by CIM Council August 20, 2000 and therefore also in accordance with Canadian National Instrument 43-101. The El Dorado resources are classified by a combination of distance to the nearest sample, the number of samples used to estimate a block, the confidence in certain drill intercepts and the core recovery. The undiluted resources are given in Tables 1.1 through 1.4. Table 1.5 is the reported undiluted resource.

The Resource Report notes it is likely that additional mineralization will be encountered within and around the principle resource veins as well as in veins immediately to the east, in the Portillo-Rosario area. Furthermore, throughout the district there are numerous veins, often with gold and silver mineralization and sometimes with very significant grades. This is a rather mixed blessing for Pacific Rim in that any one of those veins could host deposits similar to the El Dorado mine area on the one hand, but on the other hand, each one deserves to be explored to some degree. When compared to previous estimates, the new resource estimates either increased or decreased, depending on the area. The dominant cause of increases in the El Dorado mine area were extension of modeled veins on strike and down dip while only a small amount (~5%) was caused by the different specific gravity. Decreases at La Coyotera and Nueva Esperanza probably result from more restricted zone boundaries.

The El Dorado Property merits additional exploration around the El Dorado mine area, metallurgical test work, and a phased feasibility study with an emphasis on defining infrastructure and mine development options.

Table 1.1 El Dorado Property Measured Resources

Total Measured

Cutoff	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces
(g Au/t)		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)
1.0	1,016,200	9.49	310,100	64.18	2,096,900	10.42	340,500
4.0	766,600	11.92	293,900	79.45	1,958,200	13.05	321,700
5.0	721,700	12.38	287,300	82.70	1,918,900	13.56	314,700
6.0	673,900	12.85	278,400	85.96	1,862,500	14.08	305,100
7.0	608,700	13.53	264,800	89.66	1,754,700	14.79	289,400
8.0	548,000	14.20	250,100	93.39	1,645,400	15.53	273,600
9.0	479,200	15.03	231,500	98.90	1,523,700	16.42	253,000

Table 1.2 El Dorado Property Indicated Resources

Total Indicated

Cutoff	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces
(g Au/t)		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)
1.0	3,621,900	5.26	612,500	35.26	4,105,500	5.77	671,700
4.0	1,691,200	9.23	501,600	58.50	3,180,700	10.05	546,700
5.0	1,503,500	9.82	474,900	62.42	3,017,500	10.72	518,200
6.0	1,322,600	10.40	442,400	66.08	2,810,100	11.34	482,200
7.0	1,053,500	11.42	386,900	72.21	2,445,800	12.47	422,500
8.0	819,200	12.46	328,300	77.43	2,039,400	13.56	357,100
9.0	649,300	13.47	281,100	83.01	1,732,900	14.64	305,600

Table 1.3 El Dorado Property Measured and Indicated Resources

Total Measured and Indicated

Cutoff	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces
(g Au/t)		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)
1.0	4,638,100	6.19	922,600	41.59	6,202,400	6.79	1,012,200
4.0	2,457,800	10.07	795,500	65.03	5,138,900	10.99	868,400
5.0	2,225,200	10.65	762,200	69.00	4,936,400	11.64	832,900
6.0	1,996,500	11.23	720,800	72.79	4,672,600	12.27	787,300
7.0	1,662,200	12.19	651,700	78.60	4,200,500	13.32	711,900
8.0	1,367,200	13.16	578,400	83.83	3,684,800	14.35	630,700
9.0	1,128,500	14.13	512,600	89.76	3,256,600	15.40	558,600

Table 1.4 El Dorado Property Inferred Resources

Total Inferred

Cutoff	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces
(g Au/t)		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)
1.0	723,200	3.35	77,800	24.39	567,100	3.72	86,400
4.0	170,200	8.39	45,900	57.86	316,600	9.21	50,400
5.0	137,500	9.41	41,600	64.54	285,300	10.41	46,000
6.0	108,100	10.44	36,300	73.28	254,700	11.60	40,300
7.0	85,200	11.46	31,400	79.69	218,300	12.49	34,200
8.0	72,600	12.34	28,800	85.68	200,000	13.45	31,400
9.0	65,400	12.65	26,600	87.41	183,800	13.89	29,200

Table 1.5 El Dorado Property Reported Resources-Summary

Measured and Indicated Resource
Cutoff	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces	Tr. Width	Hor. Width
(g Au/t)		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)	(m)	(m)
Minita
5.0	1,368,000	11.63	511,600	71.5	3,146,600	12.66	556,600	3.09	3.20
Minita 3
5.0	176,500	9.94	56,400	73.1	414,600	10.98	62,300	2.74	2.97
Zancudo
5.0	54,700	9.78	17,200	30.8	54,200	10.24	18,000	0.70	0.72
La Coyotera
5.0	535,000	9.07	156,000	70.7	1,216,000	10.08	173,000	NA	NA
Nueva Esperanza
0.8	1,083,000	2.30	80,000	14.2	494,000	2.50	87,000	NA	NA
Total
Variable	3,217,200	7.94	821,200	51.5	5,325,400	8.67	896,900	NA	NA
Inferred Resource
Cutoff	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces	True Width	Hor. Width
(g Au/t)		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)	(m)	(m)
Minita
5.0	65,400	8.01	16,800	38.1	80,100	8.51	17,900	1.66	1.70
Minita 3
5.0	46,000	12.81	18,900	102.4	151,500	14.27	21,100	3.09	3.35
Zancudo
5.0	5,100	5.25	900	22.7	3,700	6.10	1,000	1.03	1.05
La Coyotera
5.0	15,000	8.29	4,000	89.2	43,000	9.57	5,000	NA	NA
Nueva Esperanza
0.8	997,000	1.34	43,000	8.5	274,000	1.46	47,000	NA	NA
Total
Variable	1,128,500	2.30	83,600	15.2	552,300	2.54	92,000	NA	NA

Mining Operations

There are no present mining operations on the project.

Exploration and Development

In March 2004, Pacific Rim contracted SRK Consulting of Denver, Colorado to complete a pre-feasibility study of the potential economics of underground mining of the Minita vein system. The study is expected to be completed early in the Company’s second quarter of fiscal 2005 (September / October 2004) and will be based on exploiting the current Minita resource with a 1,000 tonne per day operation. The Company also expects to submit an environmental impact study for a 1,000 tonne per day operation to El Salvadoran regulatory agencies in September / October 2004 and, upon regulatory approval in

El Salvador, commence the permitting process for the construction of an access / haulage ramp. The ramp will provide access to the Minita vein system for underground definition drilling required for a full feasibility study, and for production haulage.

In December 2003 the Company identified Gonso a new gold mineralized structure approximately 1.2 kilometres east of the Minita vein. Subsequently erratic results were encountered in scout drilling designed to follow up on results from hole P03-268, the first drill hole to have tested this area of the project as reported in NR #03-13 dated December 8, 2003. Several vein intercepts in the Gonso area contain gold values above the 5.0 g/t cutoff grade, as outlined in the table below. However, this target area was found to be geologically and structurally complicated, with poor continuity between drill holes. Holes P03-270, 272, 273, 276, 277 and 279-283 drilled in the Gonso vein area encountered no significant mineralization. Drill holes along the San Matias vein in the North District (P03-269, 271, 274, 278 and 284), did not encounter bonanza grades and this area has also been given a lower priority for future drilling.

Hole No.	Vein or	UTM	Drill hole	From	To	Inter-	True	Gold	Silver
	System	Northing/Easting	azimuth /dip	(meters	(meters	section	Width	(g/t)	(g/t)
	Tested		(degrees)	down hole)	down	(meters)	(meters)
					hole)
PO3-268	Gonso	301463 / 535622	301/50	394.2	396.1	1.9	1.35	11.07	118.1
P04-275	Gonso	301554 / 535481	300/65	159.45	169.85	10.4	7.7	5.4	31
			includes:	160.65	163.8	3.15	2.6	9.8	54
			and	167.1	168.9	1.8	1.2	7.5	51
P04-276	Gonso	301554 / 535480	267/50	110.55	111.8	1.25	0.7	6.6	52
P04-277	Gonso	301096 / 535061	070/50	239.1	239.6	0.5	0.4	6.2	48
				242.55	243.5	0.95	0.7	9.2	96
				252.2	253.2	1.0	0.86	5.4	13
				265.6	265.95	0.35	0.3	9.1	27

In May of 2004, two new areas of gold mineralization at the El Dorado project in El Salvador were announced. High grade gold was discovered in previously untested areas of the South Minita vein in the Central District and the Nance Dulce vein in the South District. Pacific Rim’s first drill hole in the South District, P04-301, intercepted two significant veins along the northwest-striking Nance Dulce vein system. The first intercept returned 21.1 g/t gold over a true width of 1.64 meters and the second intercept, located a further 97 meters down-hole, returned 22.86 g/t gold over a true width of 1.17 meters. Silver assays are pending. P04-301 was drilled 800 meters to the northwest of a very high-grade outcrop of the Nance Dulce vein, the site of the highest-grade sample ever taken in the El Dorado District (a grab sample that assayed 956.9 g/t gold).

Drill hole P04-299 was drilled 500 meters to the south of the Minita resource area and encountered a 7.0 meter wide vein averaging 12.08 g/t gold and 102.4 g/t silver. This intercept occurs within the Minita vein structure, which, through surface mapping, has now been traced for 5 kilometers to the south of the current 585,000 ounce Minita resource area. Hole P04-297 is located 100 meters to the north of hole 299 and intercepted a 0.4 meter wide vein averaging 8.37 g/t gold. Five holes (P04-293, 295, 296, 298 and 300) were drilled to the north of the Minita resource area and encountered only narrow veins. Two holes (P04-286 and 290) intersected the Portillo vein, a north-northwest striking structure located just east and south of the Minita resource area. These intercepts were very narrow (0.1 meters). The final results for the scout drilling in the North District (P04-287, 289 and 291) and the Hacienda Vieja/Gonso area (P04-285 and 288) failed to encounter significant gold mineralization.

On August 10, 2004, the results of additional drill results outlined continued high-grade gold mineralization in follow-up holes in the South Minita and Nance Dulce zones for over 500 meters in strike length, with high-grade gold mineralization encountered in every hole to have tested this zone to date, including hole P04-318 that intersected 40.58 g/t gold over 0.85 meters. The Nance Dulce vein is filling a fault zone that can be traced a further 600 meters to the southeast, where outcrop of the vein has returned the highest grades ever encountered in the district. The vein can be traced to the northwest for another 500 meters. The vertical extent of the mineralization has not yet been determined. The South Minita gold zone discovered with drill hole P04-299 narrowed as the drill pattern proceeded south but opened up again with drill holes P04-310 and 315 (14.77 g/t gold over 1.80 meters). These two drill holes and an additional hole recently completed 150 meters to the south of 315 (assays pending) indicate an open-ended potential mineralized zone over 400 meters in strike length. The vertical dimension will be determined with additional drilling.

The following is a table of the complete results, announced by the Company in May and August 2004, from its ongoing drill program:

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P04-285	Hacienda Vieja	301054/ 535333	90/55	No significant intercepts
P04-286	Portillo	301553/ 534435	270/55	308.25	308.45	0.2	0.1	10.22	82
P04-287	San Matias	307509/ 532805	128/55	No significant intercepts
P04-288	Hacienda Vieja	301468 / 535216	250/50	No significant intercepts
P04-289	San Matias	306894 / 532808	128/55	No significant intercepts
P04-290	Portillo	301638 / 534430	270/57	103.0	103.1	0.1	0.1	23.67	n.a.
P04-291	La Huerta	305318 / 533631	350/50	No significant intercepts
P04-292	Portillo	301710 / 534426	270/50	No significant intercepts
P04-293	Minita north	301900 / 533990	90/55	No significant intercepts
P04-294	Minita south	301031 / 534345	270/50	10.65 266.05 357.6	11.2 266.5 357.75	0.55 0.45 0.15	0.5 0.3 0.1	9.09 7.16 10.97	30.1 n.a n.a.
P04-295	Minita north	301994 / 533932	90/60	No significant intercepts
P04-296	Minita north	301902 / 534086	90/50	151.8	153.05	1.25	1.0	6.85	n.a.
P04-297	Minita south	300924 / 534351	276/60	298.7	299.25	0.55	0.4	8.37	n.a.
P04-298	Minita north	302031 / 534018	90/55	301.9	302.9	1.0	0.9	8.74	n.a.
P04-299	Minita south	300856 / 534391	259/50	121.7 284.65 361.35 381.2 includes: 381.2	122.45 285.55 362.4 388.85 384.05	0.75 0.9 1.05 7.65 2.85	0.65 0.85 0.95 7.0 2.6	13.01 15.36 10.17 12.08 20.63	n.a. n.a. n.a. 102.4 172.4
P04-300	Minita north	302193 / 533946	90/55	No significant intercepts
P04-301	Nance Dulce	297743 / 533306	212/50	85.65 182.15 184.05 207.0	87.4 183.4 184.5 207.3	1.75 1.25 0.45 0.3	1.64 1.17 0.38 0.25	21.1 22.86 13.95 11.5	n.a. n.a. n.a. n.a.
P04-302	South Minita	300740 / 534350	260/50	258.45	258.7	0.25	0.2	6.72	17
P04-303	PDLM	297799 / 533436	90/50	No Significant Intercepts
P04-304	South Minita	300828 / 534280	275/50	245.35	245.6	0.25	0.2	7.21	12
P04-305	PDLM	297257 / 533695	270/50	No Significant Intercepts

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P04-306	South Minita	300742 / 534339	275/54	253.95	254.15	0.2	0.2	12.08	77
P04-307	Nance Dulce	297756 / 533331	232/55	112.95 135.6	113.45 135.75	0.5 0.15	0.45 0.1	39.32 8.36	n.a. 58
P04-308	South Minita	300641 / 534287	270/50	66.1	67.05	0.95	0.9	9.45	n.a.
P04-309	Nance Dulce	297668 / 533369	232/50	80.8 94.55 188.0	82.25 95.05 188.3	1.45 0.5 0.3	1.3 0.3 0.2	9.41 6.51 50.02	89 81 199
P04-310	South Minita	300493 / 534304	270/50	14.65 15.6 16.5 238.65	14.85 16.1 16.6 239.65	0.20 0.50 0.10 1.00	0.15 0.45 0.10 0.95	6.36 12.04 10.08 15.75	n.a. n.a. n.a. n.a.
P04-311	Nance Dulce	297813 / 533232	232/50	70.95 160.4 176.35 260.8	71.15 161.5 176.65 260.95	0.20 1.10 0.30 0.15	0.15 1.00 0.25 0.10	70.80 20.70 28.28 36.39	n.a. 177 158 92
P04-312	South Minita	300825 / 533980	160/50	No Significant Intercepts
P04-313	Nance Dulce	297883 / 533158	232/50 includes	45.9 156.7 159.3 159.95 193.25 287.4	46.3 156.85 160.3 160.3 139.4 287.65	0.15 0.15 1.00 0.35 0.15 0.25	0.1 0.1 0.9 0.3 0.1 0.2	7.52 7.14 6.77 16.69 10.47 9.95	55 61 38 87 31 47
P04-314	Nance Dulce	298023 / 533153	232/50	98.85	99.05	0.20	0.15	21.28	n.a.
P04-315	South Minita	300280 / 534325	270/50	284.97	287.05	2.08	1.80	14.77	n.a.
P04-316	Nance Dulce	297962 / 533075	232/50	167.67	168.05	0.38	0.3	9.22	n.a.
P04-317	South Minita	300280 / 534330	90/50	No Significant Intercepts
P04-318	Nance Dulce	297574 / 533438	232/50	149.05	150.05	1.00	0.85	40.58	n.a

The Company believes that the South Minita zone looks very similar to the Minita resource area, located directly to the north, which is believed to be connected to the Nance Dulce mineralized zone, 4 km to the south, by the north-south trending Minita structure. Pacific Rim is continuing its exploration drill program at El Dorado to further delineate the South Minita and Nance Dulce gold zones and to test the Minita structure for additional gold mineralization, with the goal of enlarging the 585,000 measured and indicated Minita resource further.

La Calera Project, El Salvador

The Company and Minerales Entremares El Salvador have entered into a letter of intent for a joint venture and option to purchase, dated May 17, 2002, wherein the Company can acquire a 100% interest in the La Calera Project. Total commitments by the Company are option payments totalling $300,000 (of which $40,000 has been paid to date) and exploration expenditures of $375,000 to May 17, 2006 (all incurred to date). See Note 7 a) of the 2004 financial statements for a breakdown of the payments and exploration commitments of the Company. The La Calera Project covers an area of 35 square kilometres and is located in the Municipality of Ilobasco, Department of Cabanas, El Salvador, approximately eight kilometres west of the Company’s El Dorado gold deposit in El Salvador. The Company is conducting an exploration program on the La Calera Project of reconnaissance scale mapping and defining and drilling potential targets.

There are no known ore reserves on the La Calera Project and all work programs on the property are exploratory searches for ore grade mineralization.

Independent Technical Report

In June of 2003 an independent, technical due diligence review was undertaken of the La Calera Project and is described in report entitled “Review of the La Calera Project, El Salvador” dated August 22, 2003. The report describes the status of the La Calera Project as of July 31, 2003. The following disclosure concerning the La Calera Project is derived from the report.

Property Description and Location

The La Calera Project in El Salvador is based on one exploration license area that covers 3,500 hectares. It is located in the Departments of Cabañas and San Vicente, approximately 45 kilometers northeast of San Salvador, the capital city of El Salvador, and 8 kilometers southeast of the town of Ilobasco. See Figure 1.

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

The area has a large rural population, and is less than an hour by road from urban centers. Unskilled labour and persons with general business and technical skills should be readily available. El Salvador does not have an indigenous mining industry, so personnel with exploration and mining skills must be trained or come from elsewhere.

El Salvador has a tropical climate with pronounced wet (May to October) and dry seasons. Average annual rainfall at Sensuntepeque, about 25 kilometers northeast of La Calera, is about 2,000 mm.

At the present early stage of the La Calera Project, the Company has not acquired any surface rights in the Exploration License Area.

History

The name “Calera” derives from a lime quarry that once operated on what is now the La Calera license. Aside from that quarry, the known exploration and mining history of the project area is very brief:

October 1997	La Calera license is granted to Minerales Entremares El Salvador S.A. de C.V.
Sept – Oct 1997	Entremares undertook a program of geological mapping and sampling.
August 2002	La Calera License transferred from Minerales Entremares to Kinross El Salvador S.A. de C.V.
March 2003	The name of Kinross El Salvador S.A. de C.V. is formally changed to Pacific Rim El Salvador S.A. de C.V.

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

Mineralization on the La Calera Project consists of gold and silver bearing quartz veins that are contained within the volcanic rocks. The mineralization fits the model of the low sulphidation epithermal type mineralization, also referred to as the adularia-sericite type. A number of deposits around the world that belong to this type are being profitably mined.

Exploration

Since acquiring its option on the La Calera Project, the Company has prospected and mapped approximately 150 hectares of the 3,500 hectare property. The mapping has focused primarily on delineating the mineralized veins.

In addition to the geological mapping, the Company has done a program of surface rock sampling and analysis. As reported in a report prepared by an independent Qualified Person, as of July 31, 2003 the surface geochemical data base for the property contained descriptions and results for 373 rock chip samples, 177 of which were collected from trenches excavated for the purpose. 365 of the samples were representative chip samples collected over measured lengths.

The rock samples are distributed throughout the mapped area of approximately 150 hectares, but are concentrated along veins or other sites where hydrothermal silica is present. The program has delineated three main systems called the Rosa Vein, Rosa West and El Calichal.

As part of mapping and sampling the mineralized structures, some 34 trenches with an aggregate length of about 270 meters have been excavated. Most trenches are shallow, less than about 2 meters deep.

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

Mineralization

To date, exploration of the La Calera Project has focused on an area of roughly 100 hectares, extending northward from the Rio (river) Titihuapa for about 1 ½ kilometers. This area may be within an erosional window where overlying volcanic rocks have been eroded away to expose a system of quartz veins. Silicified rocks with local pyrite (an iron-sulphur mineral that in many instances is associated with mineralization) partially envelop the veins. The volcanic wall rocks are andesites that exhibit alteration varying amongst propylitization, argillization and silicification. (These terms refer to different types of chemical and mineralogical changes in the rocks, sometimes caused by the same processes that cause mineralization).

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

The veins are exposed on prominent ridges that trend between 140‹ and 160‹ . The two main vein systems are the Rosa, and the Rosa West system. The latter consists of two principal veins about 100 meters and 200 meters west of the Rosa. The smaller El Calichal vein system is about 300 meters west of the Rosa. The longest of the known veins is the Rosa, which can be traced on the surface for about 1,100 meters in a north northwest direction. In aggregate the vein system has to date been traced for about 1,700 meters in the north northwest direction.

Giving equal weight to all samples regardless of length, the average grade of gold in surface rock samples from the Rosa Vein is 4.62 g Au/t, in the Rosa West veins 12.1 g Au/t and the El Calichal veins 2.37 g Au/t.

Drilling

The drilling procedures used at La Calera are similar to those described for the El Dorado Property. The initial target model at La Calera was and continues to be a vein deposit with sufficient grade and continuity to support selective mining methods. In the context of that model, the drill results available as of 31 July 2003, with intervals composited using a cut off of 6 grams gold per tonne demonstrate that the selectively mineable vein model is a viable target at La Calera.

The new information generated by exploration demonstrated that a second model for an exploitable target needed to be considered. In the vicinity of the veins there are zones of stringer mineralization. They have, in aggregate, considerably lower grade than the discrete veins. However, if sufficient volume of stringer mineralization with sufficient grade were to be found, there might be an opportunity for bulk mining by way of an open pit, at grades lower than can be mined using selective methods. The Company has analyzed some sections of drill core that had previously not been analyzed because they were outside the higher grade veins.

The drill results to date have confirmed that the low sulphidation epithermal system at La Calera contains gold and silver mineralization whose grades, if present in a sufficient volume of rock with a configuration amenable to mining, might be exploited profitably. The project is still at an early stage of exploration.

Sampling and Analysis

The procedures for sampling and analysis of material from La Calera are similar to those procedures described for the El Dorado Property.

Security of Samples

The handling and security of samples from the La Calera Project is similar to that for El Dorado Property.

Mineral Resources and Reserve Estimates

La Calera is an early stage exploration project, not sufficiently advanced to warrant resource or reserve estimates.

Mining Operation

There are no mining operations on the La Calera Project.

Ongoing Exploration

A Phase 1 core drill program to test the La Calera system was in progress at the start of fiscal 2004. Twenty-nine additional holes were reported on during fiscal 2004. Following the completion of the Phase 1 program, a geophysical survey was conducted to follow the mineralized structures beneath younger rocks that obscure the exposed vein system along strike and to the east and west. This ground magnetic survey was successful not only in identifying strike extensions of the previously tested veins, but also locating other hidden structures in the vicinity. Results from the last 9 holes of the La Calera Phase 1 drilling program (holes PLC03-026 through 034) included: hole PLC03-026 returned 6.45 meters grading 1.44 g/t gold, and hole PLC03-027 returned 4.0 meters grading 0.71 g/t gold, based on a 0.62 g/t cutoff grade. The remaining scout holes tested primarily blind targets and contained no significant intercepts. Pacific Rim laid out a Phase 2, 30-hole reverse circulation program to drill test new targets identified by its ground magnetic survey on the La Calera project to follow the mineralized structures beneath the volcanic ash, and potentially identify other covered targets. In April 2004 the Company commenced the Phase 2 reverse circulation drill program to test the roughly 5 km of new targets identified by the geophysical survey. This program continues to date. Future exploration of the La Calera project will be dependent on results from the Phase 2 drilling program.

Other Properties

Nevada, USA

Denton-Rawhide Mine (49%)

The Company acquired its interest in the Denton-Rawhide Mine on April 6, 2000 pursuant to an acquisition agreement dated February 13, 2000 (the “Acquisition Agreement”) between Dayton, Kinross Gold Company (“Kinross”), Kinross Rawhide Mining Company (“Kinross Rawhide”) and Kinross Fallon Inc. (“Kinross Fallon”). The Company holds a 49% interest and Kennecott Minerals Company, owns the remaining 51% and is the operator.

The Acquisition Agreement was negotiated on an arm’s length basis by Dayton and Kinross, and provided, among other things, that:

(a)
Kinross Rawhide and Kinross Fallon assigned all of their 49% interest in the Denton-Rawhide Mine, including all of their rights under the Rawhide Joint Venture Agreement (as described below), to the Company in exchange for 7,235,500 common shares at a deemed price of Cdn $2.26 per share for a total acquisition price of Cdn $16,352,230.

(b)
Kinross Rawhide agreed to keep in place a $1,297,356 reclamation letter of credit posted by it in connection with the Denton-Rawhide Mine until March 31, 2002. The Company agreed to pay to Kinross Rawhide a standby fee equal to the cost to Kinross Rawhide of the letter of credit plus a support fee equal to 1.75% per annum, payable on the first day of January, April, July and October in each year. In January 2001, the reclamation letter of credit was replaced on behalf of the joint venture by a surety provided by Kennecott Rawhide Mining Company (“Kennecott Rawhide”), an indirect wholly–owned subsidiary of Rio Tinto Plc.

(c)
Kinross Fallon and Kinross USA Inc. (“Kinross USA”) agreed to keep in place a $1,246,780 surface management surety bond posted by them in connection with the Denton-Rawhide Mine until March 31, 2001. The Company agreed to pay to Kinross Fallon a standby fee equal to the cost to Kinross Fallon of the surety bond (which is currently 0.40%) plus a support fee equal to 1.75% per annum, payable on the first day of January, April, July and October in each year. In January 2001, the surety bond described in (c) was replaced on behalf of the joint venture by a surety provided by Kennecott Rawhide Mining Company (“Kennecott Rawhide”), an indirect wholly–owned subsidiary of Rio Tinto Plc.

(d)
Kinross Fallon and Kinross Rawhide assigned all of their interest in the revocable reclamation and severance trust agreement dated effective January 1, 1999 (the “Reclamation Trust Agreement”) among Kennecott Rawhide Mining Company (“Kennecott Rawhide”), Kinross, Kinross Rawhide, Kinross USA and Bank of America, as trustee, to the Company for an amount equal to $2,118,403 (being the amount held in the trust created thereby for the benefit of Kinross Rawhide and Kinross Fallon). Pursuant to promissory notes dated April 6, 2000, the Company agreed to pay to Kinross an amount equal to the amount held in the trust at that time, by no later than December 31, 2004, provided that the Company shall make minimum annual prepayments on December 31st in each year equal to 25% of the net internal cash flow received by the Company from its 49% interest in the Denton-Rawhide Mine. As part of the final reconciliation of working capital amounts, the amount outstanding on the promissory note was reduced to $1,848,863. An amount of $1,021,000 was repaid on December 31, 2003 and the balance of $0.828 million is payable on December 31, 2004 from general corporate cash flows.

The ownership, management and operation of the Denton-Rawhide Mine is governed by a construction and post-construction operating agreement dated as of June 23, 1989, as amended by a first amendment agreement dated as of December 15, 1992, (the “Rawhide Joint Venture Agreement”) between Kennecott

Rawhide and Dayton (as assignee of interest from Kinross Rawhide and Kinross Fallon). The Rawhide Joint Venture Agreement provides, among other things, that:

(a)	Kennecott Rawhide holds a 51% interest in the Denton-Rawhide Mine;

(b)	the Company holds a 49% interest in the Denton-Rawhide Mine;

(c)	Kennecott Rawhide shall be the operator of the Denton-Rawhide Mine; and

(d)
the operation of the Denton-Rawhide Mine shall be overseen by a coordinating committee (the “Coordinating Committee”) comprised of three members nominated by Kennecott Rawhide and two members nominated by the Company, and the parties to the Rawhide Joint Venture Agreement are required to establish a trust as security for the payment of reclamation and severance costs resulting from the eventual closure of the Denton-Rawhide Mine (the “Reclamation Trust”).

The Coordinating Committee of the Denton-Rawhide Mine determined that, for the purposes of the Reclamation Trust, reclamation and severance costs for the Denton-Rawhide Mine are $9.8 million of which 49%, approximately $4.8 million, will be to the account of the Company. As of April 30, 2004, a total of $3.1 million was held in the Reclamation Trust for the benefit of the Company and the Company had spent an additional $3.0 million in reclamation to date. The determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide Mine.

Operations

A leach solution is circulated through the heaps to dissolve the gold and silver. These precious metals are then precipitated from the solution with the addition of zinc oxide. Dore is produced on site and the dore bars are then refined into gold and silver bullion at an independent refinery.

Gold and Silver Production

Pacific Rim’s share of production from the Denton-Rawhide mine during fiscal 2004 was 29,687 ounces of gold and 238,124 ounces of silver at a total cash production cost (as calculated using industry standards) of $362 per ounce of gold produced. This includes $250 per ounce of non-cash ‘heap leach” inventory “drawdown” costs. Actual cash expended per ounce of gold produced in fiscal 2004 was $106 per ounce. During fiscal 2003 and the four months of fiscal 2002, Pacific Rim’s share of production was 35,731 ounces of gold and 302,383 ounces of silver at total cash production costs of $209 per ounce (actual cash cost of $268 per ounce), and 14,605 ounces of gold and 126,615 ounces of silver at total cash production costs of $266 per ounce (actual cash cost of $312 per ounce), respectively. Gold prices improved during fiscal 2004, from $341.20 per ounce at the beginning of the period to $388.50 per ounce at April 30, 2004, reaching a high of $427.25 per ounce on April 1, 2004.

The Company uses certain non-GAAP performance measures including “total cash production costs” and “actual cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP.

The following table provides selected operating data for the Denton-Rawhide Mine (49%):

			Four Months
	Year Ended	Year Ended	Ended April	Year Ended
	April 30,	April 30,	30	December 31
	2004	2003	2002	2001	2000(1)
Tonnes Crushed	-(2)	2,536,000	852,200	2,804,500	2,176,000
Gold Grade (g/t)	-(2)	0.77	1.1	0.96	0.85
Silver Grade (g/t)	-(2)	12.6	14.4	16.35	12.1
Gold Produced (ozs)	29,687	35,731	14,605	49,366	37,706
Silver Produced (ozs)	238,124	302,383	126,420	356,277	283,796
Cash production Cost ($/oz) (3)	$106	$209	$266	$247	$234

(1)	Represents the Company’s 49% interest since the interest in the mine was acquired on April 1, 2000.
(2)	Crushing and stacking of ore ceased on April 30, 2003.
(3)	Total cash production cost less non-cash “heap leach” inventory “drawdown” cost.

Fiscal 2004 production from Denton-Rawhide was roughly 17% lower than in fiscal 2003. This slowdown in production represents the natural decline in recovery that occurs in the residual leach phase of a heap leach operation. Production is anticipated to continue through fiscal 2005, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward in roughly 6-month increments. The Company is unable to quantify with any degree of certainty the rate of production decline as work is underway to reshape the leach pad surface. After the slopes are reshaped the irrigation equipment is reset on the surface before leaching can continue which process affects daily production.

Hedging

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has a short-term hedging program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2003, Pacific Rim had 6,000 ounces of gold sold forward at an average price of $368 per ounce. A further 11,500 ounces of gold were sold forward during the course of fiscal 2004 at prices ranging from $390 per ounce to $427 per ounce. At April 30, 2004, 6,000 ounces remain sold forward at an average price of $411 per ounce in contracts of 1,000 ounces per month with maturity dates extending to October 2004. Pacific Rim’s hedging program is purely a cash management strategy.

Reclamation – Denton-Rawhide

The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval. The Company’s 49% share of the total reclamation and closure costs is estimated at approximately $4.8 million of which the Company has paid approximately $2.7 million to date. Between April 2000 and December 31, 2001 the Company contributed $39,090 per month into a trust fund to meet its reclamation and closure obligations. No monthly contributions have been required from the Company since 2002 as it was agreed the fund was adequate and further reclamation costs would be provided from mine operating cash flow. The closure trust funds are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2004 was approximately $3.3 million (cost $3.1 million). The closure trust funds are provided as security to the mine operator for the estimated closure liabilities.

Aurora Project

There are no known ore reserves on the Aurora Property and all work programs on the property are exploratory searches for ore grade mineralization.

The Aurora property is being acquired under a Mining Lease and Option to Purchase Agreement dated effective December 15, 2003 between the Company and Anthony L. Eng and Ellen O’Malley Eng the Owners, who are at arms-length to the Company. The term of the lease is 20 years from the effective date with the option to extend for additional one year terms and the option to acquire the property from the Owners for an aggregate US$850,000. The cash consideration for the option is US$25,000 upon signing (paid), $35,000 on the first anniversary; $40,000 on the second anniversary; $60,000 on the third anniversary and $75,000 on the fourth and subsequent anniversaries to a total of US$850,000. A 3% NSR was granted to the owners, 2% of which can be bought out for US$2 million.

The Aurora project consists of 81 claims in the historic Aurora District, Nevada.

The Aurora District has reserves and historic production of 1.8 million ounces of gold in high grade bonanza veins and is located along the prolific Walker Lane gold belt.

The Company has commenced a mapping and target generation program and intends to drill test the project, once permits are received, in the coming year.

Surefire Project

There are no known ore reserves on the Surefire Property and all work programs on the property are exploratory searches for ore grade mineralization.

The Company has staked the Surefire project located along the Northern Nevada rift in Crescent Valley, Nevada. The Surefire project consists of 191 claims staked along the rift structures that control the Fire Creek Mine and the Mule Canyon Mine. The claims are 100% owned by the Company.

The Company intends to commence exploration at Surefire during the coming year.

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

Surface rock sampling, ground geophysics, geologic mapping and 13 reverse circulation drill holes have been completed to date. The quartz-pyrite cap was intercepted in a number of holes and is approximately 30 to 40 meters thick and contains 0.3-0.4 g/t gold mineralization. Deeper RC drill holes intersected narrow but rich vein intervals including: SF-6 which intercepted two meters averaging 266 g/t Ag; SF-12 which intercepted a 21 meter interval averaging 45 g/t Ag and 3.3% Zinc.

The Company believes that additional drilling is warranted as these type of targets are generally small tonnage making them tough to hit but very high grade which makes them worth the effort. The Company does not have a further drilling program planned at this time. The Company is looking for a partner to explore this property further.

Chile

Andacollo Mine

The Andacollo Mine is closed and to facilitate its closure the Chilean courts approved a plan to protect it from its creditors while the assets are being disposed of. This mine was an 18,000 tonne per day heap leach operation. It operated from 1996 to October 2000. The creditor plan contemplates paying off all of the creditors, including the Company from the proceeds of the sale of the plant and ancillary equipment and from proceeds of production from the residual leaching of the heap leach pads by 2005. A final closure plan for the Andacollo Mine was approved by representatives of the Chilean government and has been substantially completed by minesite personnel.

The Andacollo Mine in Chile was permanently closed in December 2000. In order to facilitate this closure and the orderly disposal of all assets, the Company’s subsidiary Compañia Minera Dayton Contractual Minera (“CMD”), which owns the Andacollo Mine, applied to the courts for protection against its unsecured creditors. This application to the courts has resulted in a loss of control over the assets of CMD and as such the Company ceased consolidating the results of CMD effective December 1, 2000. This application included a plan for paying off all the unsecured creditors of the mine, including the Company, from the sale of gold production and assets. This plan was approved by the creditors and the courts in Chile in May of 2001. It remains in effect until May 2005, at which time unpaid creditors may petition CMD into bankruptcy. The holder of a 2% net smelter return royalty on the production from the Andacollo Mine initiated an action against CMD in which it claimed that due to the insolvency of CMD an amount of $1.4 million in guaranteed royalty payments have become accelerated and are immediately due with interest. CMD petitioned and made presentations to the Court rejecting the claims. The Court of La Serena issued a resolution in June of 2004 concluding I) the holder was not admitted as a party to the plan as it did not exercise its rights to intervene at the proper time; ii) the injunction was overruled so equipment can be disposed of; and iii) the request to exclude assets from the creditors agreement or pay the holder as a preferred creditor are denied. CMD has completed reclamation of the mine area (including pits, dumps, ore stockpiles (excluding leach pads) and the associated roads). The reclamation activities have been conducted in accordance with the closure plan for the mine and crushing plant areas presented by CMD and approved by the Chilean government on June 17, 2002. As the crushing plant has not been sold, no reclamation activities have been initiated in this area. As of April 2004 the heap closure fund had a cash balance of $2.1 million which is believed to be sufficient for the balance of the closure.

ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of operations

For the year ended April 30, 2004, Pacific Rim recorded a net loss of $6.9 million or $0.09 per share, compared to a loss of $2.8 million or $0.04 per share for the twelve months ended April 30, 2003 and $1.6 million or $0.03 per share for the four months ended April 30, 2002. The increase in net loss for fiscal 2004 compared to previous fiscal periods is a result of substantially greater expenses of $6.2 million for 2004 compared to $2.5 million for 2003 and $1.2 million for 2002. Net loss before unusual items was $7.3 million in 2004, $3.3 million in 2003 and $1.6 million in 2002. The Company received $0.4 million in creditor repayments from CMD related to residual leach activities and the sale of a portion of CMD’s Andacollo assets for each of fiscal 2004 and 2003.

- Revenue
Revenue, consisting of the sale of gold from the Denton-Rawhide mine, was $12.1 million in fiscal 2004, compared to $12.5 million in fiscal 2003 and $5.3 million in the four months of fiscal 2002. Revenue for 2004 was essentially unchanged from 2003, despite lower production from the Denton-Rawhide mine (29,687 ounces in fiscal 2004 compared to 35,731 ounces in fiscal 2003) due to a higher realized gold price for the current year ($385 per ounce in 2004 compared to $321 per ounce in 2003).

Mine operating costs were $11.9 million in fiscal 2004, compared to $9.0 million in fiscal 2003 and $4.5 million in the four-month period of fiscal 2002. The increase in operating costs is a result of increased inventory “drawdown” costs in 2004, offset by decreased mining and processing costs in 2004, all of which are a result of the cessation of mining, crushing and stacking of ore during fiscal 2003. Offsetting the increase in mine operating costs were lower depreciation, depletion and amortization costs of $1.3 million for fiscal 2004 compared to $3.1 million for fiscal 2003 and $1.2 million for fiscal 2002, as Denton-Rawhide nears the end of its projected life and the value of its assets diminishes, and no write-down in fiscal 2004 that is comparable to the fiscal 2003 write-down of $1.3 million in Denton-Rawhide’s carrying value. As a result, the mine operating loss was only marginally higher for the current year (a loss of $1.0 million for the twelve months ended April 30, 2004, compared to a loss of $0.8 million for the twelve months ended April 30, 2003 and a loss of $0.3 million for the four months ended April 30, 2002).

- Expenses
Net non-operating expenses increased substantially during fiscal 2004 to $6.2 million, compared to $2.5 million for the twelve months of fiscal 2003 and $1.2 million for the four months of fiscal 2002. The current year’s expenses reflect significantly higher exploration expenditures ($5.2 million in 2004 compared to $3.3 million in 2003 and $0.3 million in 2002) the bulk of which relates to the Company’s increased exploration activities and development on its El Dorado gold project (approximately $4.5 million) as well as its undertaking of a drill program on the La Calera project (approximately $0.5 million) and concerted efforts toward generating and acquiring new projects. The Company has prospectively adopted the recommendations of CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments” for stock options granted to directors, officers and employees effective May 1, 2003, and booked a $0.3 million general and administrative stock-based compensation expense during fiscal 2004 for which there is no comparable item in fiscal 2003 or fiscal 2002. See Note 9 in the financial statements for an explanation of the calculation and assumptions used. In addition, the Company realized a gain on the sale of mineral properties of $0.9 million in 2003, and a gain on the sale or marketable securities of $1.0 million in 2003, for which there are no comparable items in 2004. The Company anticipates administrative costs will rise in the 2005 financial year due to the continually changing regulatory climate and the expert advice required to ensure compliance with new guidelines and policies.

Summary of quarterly results and fourth quarter review

Summary of Quarterly Results* (all amounts in thousands of US dollars, except per share amounts)
2004	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$2,237	$3,318	$3,562	$3,023
Net income (loss)	$(2,451)	$(1,336)	$(1,743)	$(1,329)
Net income (loss) per share - basic and diluted	$(0.03)	$(0.02)	$(0.02)	$(0.02)

2003	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$2,589	$3,720	$2,974	$3,226
Net income (loss)	$(1,995)	$(337)	$(1,312)	$844
Net income (loss) per share - basic and diluted	$(0.03)	$(0.00)	$(0.02)	$0.01
*unaudited

- Trends
There are no obvious trends in quarterly results for Pacific Rim, nor does the Company experience any seasonality in its revenues. Revenues are a function of production levels from the Denton-Rawhide gold mine, which have generally declined over the last eight quarters, and the price of gold, which has generally risen, albeit with volatility, over the past eight quarters. Net income (loss) has been relatively stable, although exploration expenditures have trended higher over the past eight quarters. Variability in net income (loss) is otherwise a function of unusual or extraordinary events and expenses within the quarter.

During the fourth quarter of fiscal 2004, the Company’s exploration expenditures increased in relation to increased drilling activity and the commencement of the pre-feasibility study at the El Dorado project.

Coupled with the continued slow decline in Denton-Rawhide production and hence revenues, this led to a greater net loss in the fourth quarter of fiscal 2004 than in previous quarters of the current year.

Liquidity, capital resources and financial condition

- Liquidity
During fiscal 2004 Pacific Rim’s cash and cash equivalents increased by $0.4 million, from $1.1 million at April 30, 2003 to $1.5 million at April 30, 2004. This reflects net cash flow from Denton-Rawhide of $4.0 million ($12.1 million in revenues less $7.1 million in mine expenditures and $1.0 million in loan repayments), plus proceeds from the exercise of stock options totaling $1.2 million and recoupment of funds from CMD of $0.4 million, offset by cash outlays totaling $5.2 million ($4.6 million in exploration expenditures and $0.6 million in general and administrative costs).

- Cash flow (used for) operating activities
Cash flow (used for) operating activities was $(0.6) million in the four months of fiscal 2002, $(4.0) million in the twelve-month period of 2003, and decreased to $(1.1) million in 2004. This significant decrease, despite a substantially higher net loss for the 2004 fiscal year, is primarily due to increased cash flows from the Denton-Rawhide gold mine during 2004 (related to the decrease in expenditures for mining and processing activities at the mine) partially offset by increased exploration expenditures in 2004 and the partial repayment to Kinross Gold Corporation of a loan related to the deposit of funds for Denton-Rawhide reclamation.

- Cash Flow Provided by Investing Activities
Cash flow provided by investing activities was $0.3 million during fiscal 2004, compared to nil in 2003 and $1.3 million in 2002. This reflects a $0.5 million investment by Pacific Rim in a new carbon plant at Denton-Rawhide during fiscal 2004, offset in part by $0.3 million in proceeds from the sale of surplus equipment at Denton-Rawhide as the mine winds down, and withdrawals from the reclamation sinking fund of $0.5 million. The gain in fiscal 2002 relates primarily to $1.5 million in cash acquired on amalgamation of Pacific Rim’s predecessor companies.

- Cash Flow Provided by Financing Activities
During fiscal 2004, cash flow provided by financing activities totaled $1.2 million related to the issuance of 1.9 million shares upon the exercise of stock options (at an average price of $0.60 per share). This compares to $2.6 million from financing activities during fiscal 2003 (primarily from the proceeds on the sale of marketable securities related to the sale of the Company’s Diablillos property) and $0.2 million during fiscal 2002.

-Capital Resources and Financial Condition
Pacific Rim’s cash, cash equivalents and bullion (in the Company’s view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) increased from $1.7 million at April 30, 2003 to $2.8 million at April 30, 2004. Heap leach inventories, comprised mainly of the cost to place gold on the heap leach pile, were substantially reduced, to $2.9 million at April 30, 2004, from $10.8 million ($8.8 million short term and $2.0 million long term) at April 30, 2003, as gold was recovered from the heap leach pile over the course of the year. At April 30, 2004, the book value of Pacific Rim’s total assets stood at $14.0 million, compared to $21.4 million at April 30, 2003. This decrease is primarily due to the reduction in both short-and long-term “heap leach” inventories.

At year-end 2004, Pacific Rim had current liabilities of $2.8 million, compared to $2.9 million at year-end 2003. Fiscal 2004 current liabilities include a $0.8 million loan payable (due December 31, 2004) to Kinross Gold Corporation related to the Company’s purchase of 49% of the Denton-Rawhide mine. Currently, Pacific Rim has no long-term debt.

A $5.9 million reduction in inventories, offset in part by a $1.3 million decrease in current closure cost liabilities, was the main contributor to the $4.4 million decline in working capital, from $7.6 million at the end of fiscal 2003, to $3.0 million at the end of fiscal 2004. Pacific Rim is unable to accurately forecast production levels, revenue or cash flow from the Denton-Rawhide gold mine, due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Exploration expenditures have increased during fiscal 2004, particularly in the last quarter due to pre-feasibility activities that are one-time events that are not expected to continue throughout fiscal 2005. For the purposes of internal exploration budgeting, Pacific Rim forecasts cash flow from Denton-Rawhide for no more than 6 months in advance. The Company believes it has sufficient working capital, and anticipates having sufficient cash flow during the first half of fiscal 2005, to continue its exploration programs if there are no significant capital outlays related to development of the El Dorado project. If the Company decides to commence construction of an access / haulage ramp at El Dorado during the coming fiscal year as expected, additional financing will be required.

Off-balance sheet arrangements
The Company, as a creditor of CMD, was repaid $0.4 million during fiscal 2004. This compares to a $0.5 million repayment during fiscal 2003. The Company is owed a further $0.2 million by CMD under its creditors’ plan, and believes this amount, or more, may be recovered from the sale of CMD’s assets. The eventual recovery of such amounts is, however, uncertain and therefore this off-balance sheet arrangement has not been recorded as a receivable of the Company as at April 30, 2004. In March of 2004, the Company agreed to the sale of the shares of the subsidiary which owns the shares of CMD to an unrelated party for $5 million and 4,000,000 shares of the purchaser over four years. The proposed purchaser requested an extension to the date to complete to October 2004, which is subject to receipt of formal documentation.

Research and development, patents and licenses, etc.
The Company does not conduct research and development, nor does it hold patents and licenses in its business.

Critical Accounting Policies
The details of Pacific Rim’s accounting policies are presented in Note 2 to the consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

Property, Plant and Equipment: Property, plant and equipment is stated at estimated fair value as at the date of acquisition, less accumulated depreciation and accumulated write-downs. Reviews are undertaken annually to evaluate the carrying values of operating mines and exploration and development properties. Pacific Rim capitalizes costs incurred on mineral properties only after it has been established that the property contains mineral reserves. Expenditures on exploration properties, including those with mineral resources, are expensed as incurred.

During fiscal 2004, Pacific Rim adopted the Canadian Institute of Charter Accountants (“CICA”) standard 3063 “Impairment of Long-Lived Assets”, which requires that an impairment loss be recognized if the carrying value of a long-lived asset exceeds its fair market value. An estimate of fair market value is undertaken annually and the impairment loss, if any, is recorded. There were no impairment losses recorded during fiscal 2004. Management’s estimates of resources, inventories and reclamation costs are subject to risks and uncertainties that may affect its assessment of the recoverability of mineral property costs.

Environmental Expenditures and Closure Costs: During fiscal 2004 Pacific Rim adopted CICA standard 3110 “Asset Retirement Obligations”, whereby the Company prospectively recognizes the fair market value of asset retirement obligations in the period in which they are incurred.

Stock-based Compensation: For fiscal 2004, Pacific Rim prospectively adopted CICA standard 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires fair value accounting for all stock options issued during the year.

Revenue Recognition: Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer.

Use of Estimates: The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pacific Rim utilizes the following key estimates in the preparation of its consolidated financial statements:

Resources: The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s resources at the time of the acquisition. The resource estimate was filed as a National Instrument 43-101 (“NI 43-101”)-compliant technical report in February 2002. It has been superseded by the Company’s October 2003 resource estimate (see NI 43-101 disclosure).

Inventories: The current and long-term inventories recorded in Pacific Rim’s consolidated financial statements represent the Company’s portion of “heap leach” inventories at the Denton-Rawhide gold mine. The value of these “heap-leach” inventories was estimated by Pacific Rim’s joint venture partner and Denton-Rawhide mine operator, Kennecott Minerals Company (“Kennecott”). The inventory estimate is based on the tonnage and grade of ore placed on the heap leach pile less the amount of gold already recovered from the heap leach pile all at estimated recovery rates based on historical results.

Closure costs: Closure costs associated with the Denton-Rawhide gold mine are estimated by Kennecott and based on standard reclamation procedures employed at comparable sites and under comparable conditions. Closure costs are addressed in Note 8 to the consolidated financial statements.

Effect of Inflation

In the Company’s view, at no time during any of the last three fiscal years have inflation or changing prices had a material impact on the Company’s sales, earnings or losses from operations, or net earnings, other than the price of gold.

See Item 3D “Risk Factors” and Item 4 “Information on the Company” and “Business Overview” for additional risk and trend information

Tabular disclosure of contractual obligations

The Company is committed to payments under operating leases for office premises and a photocopier. through to 2009 and 2008 respectively, of approximately $40 thousand and $3.6 thousand per year as set out in note 12a to the financial statements. The following table lists as of April 30, 2004, information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3–5 years	More than 5 years
Long-Term Debt Obligations	$828	$828
Capital (Finance) Lease Obligations	$nil
Operating Lease Obligations	$203.5	$68.3	$90.8	$44.4	$nil
Purchase Obligations	$1761	$1761
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of The primary financial statements	$1826	$190	$546	$545	$545
Total	$4818.5	$2847.3	$636.8	$589.4	$545

Safe Harbor

Certain statements contained in the foregoing Results of Operations and elsewhere in this Form 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, competition, environmental regulations, changes to reclamation requirements, volatility and sensitivity to market prices for base metals the impact of changes in foreign currencies' exchange rates, political risk, changes in government regulation and policies including trade laws and policies, demand for base metals, replacement of reserves and production, receipt of permits and approvals from governmental authorities.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      DIRECTORS AND SENIOR MANAGEMENT

Each of the Company’s directors is elected by the Company’s shareholders at an annual general meeting to serve until the next annual general meeting of shareholders, scheduled to be held September 22, 2004, or until a successor is elected or appointed. The current members of the Board have been nominated for reelection at the next annual general meeting by management. The Board of Directors appoints the Company’s executive officers annually after each annual general meeting, to serve at the discretion of the Board of Directors.

The following table discloses the name, age and function with the Company (and the Predecessor Companies) of its directors and executive officers as of July 31, 2004, together with business experience, principal business activities performed outside of the Company (including in the case of directors other principal directorships).

Thomas C. Shrake (50) - Chief Executive Officer and Director of PacRim since 1997. Member of the Environmental Committee. Master of Science (Economic Geology) and Bachelor of Arts (Geology) . From 1993 to 1996 Vice President, Exploration for Gibraltar Mines Limited and from 1990 to 1993 Exploration Manager with Placer Dome Inc., both publicly traded mining companies.

Catherine McLeod-Seltzer (44) - President and Director of PacRim since 1997. Business Degree. From 1993 to 1996 President, Chief Executive Officer and Director of Arequipa Resources Ltd., a publicly traded mining company. From 1985 to 1993 employed by Yorkton Securities Inc., a Canadian investment dealer, initially as an institution trader followed by three years as a broker. Previously a director of Corriente Resources Inc. from November 1996 to June 2003 and director of Francisco Gold Corp. from July 1993 to June 2002; Currently also a director of Silver Standard Resources Inc. since March 2002 , director of Madison Enterprises Inc. since April 1997, director of Bear Creek Mining Corporation (formerly Eveolution Ventures Inc.) since April 2000, Miramar Mining Corp. since 2001 and director of Stornoway Ventures Ltd. since 2001.

Anthony J. Petrina, P.Eng. (69) - Director of PacRim since 1997. Member of the Audit and Environmental Committees. Bachelor of Science (Mining Engineering). From 1960 to 1992 employed by Placer Dome Inc., a publicly traded mining company, most recently President, Chief Executive Officer and Vice-Chairman until his retirement in 1992. Currently also a director of Miramar Mining Corp. since January 1995, TimberWest Forest Corp. since June 1997 and Bear Creek Mining Corporation since April 2003.

William H. Myckatyn, P.Eng. (54) –Director of PacRim since 1998. Director and Chairman of the Company since April 2002. Member of the Compensation and Environmental Committees. Bachelor of Applied Science (Mineral Engineering). From 1993 to 1996 President and Chief Executive Officer and from 1991 to 1993 Mine Manager for Gibraltar Mines Limited, a publicly traded mining company. From 1997 to 1998 President and Chief Executive Officer of Princeton Mining Corporation. From June of 1998 to April 2002, director, Chairman and Chief Executive Officer of Dayton. From April 2002 to date, director and Chief Executive Officer of Quadra Mining Ltd., a private company which became a publicly traded mining company in April of 2004.

David K. Fagin, P.Eng. (66) – Director of the Company and member of the Audit Committee and the Compensation Committee. Investor. Formerly President of Homestake Mining Company. Director of Golden Star Resources Ltd. from 1992 to present. Director of Canyon Resources Corporation from 2000 to present. Director of all public mutual funds of T.Rowe Price Group (a mutual fund company) 1987 to present. Former director and Chairman of Western Exploration and Development Ltd. 1997 to 2000.

Paul B. Sweeney, CGA (54) - Director of the Company since July 2003. Vice President and Chief Financial Officer of Canico Resource Corp. since February 2002. Chief Financial Officer and Corporate Secretary of Manhattan Minerals Corp. from 1999 to May 2001. Vice President Finance and Chief Financial Officer of Sutton Resources Ltd. from 1998 to 1999.

F. John Norman, CA (65) – Master of Applied Science (Geology U of T). Controller of Dayton since 2000. Chief Financial Officer of the Company since August 2003.

Kathryn A. Church (49) - Corporate Secretary and Vice-President of Administration of PacRim since 1997. From 1994 to 1996 Corporate Administrator for Eldorado Gold Corporation and HRC Development Corporation, publicly traded mining companies. From 1987 to 1994 securities legal assistant with prominent Vancouver law firm.

Barbara Henderson (39) – Master of Science (Geology). Vice President Investor Relations of the Company since August 2002. Manager of Investor Relations for Pac Rim since 1998. Investor Relations Manager for Zen International Resources Ltd. from 1998 to 1998, for Baramundi Gold Ltd. in 1997 and Noble Peak Resources Ltd. from 1996 to 1997.

There are no family relationships between any of the above. Neither is there any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

6 B.      COMPENSATION OF DIRECTORS AND OFFICERS

Summary Compensation Table

For the three most recently completed financial years ended April 30, 2004, April 30, 2003, April 30, 2002 (four months) and December 31, 2001, in respect of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and for each of the Company’s three most highly compensated executive officers as at April 30, 2004 (other than the CEO and CFO), whose total salary and bonus exceeds Cdn.$150,000, and any other additional individuals for whom disclosure would have been provided but for the fact that the individual was no longer an executive officer as at April 30, 2004 (the "Named Executive Officers" or “NEO”), the annual and long-term compensation and bonus is set out below. Effective April 11, 2002 Dayton Mining Corporation (“Dayton”) and Pacific Rim Mining Corp. (PacRim”) (Dayton and PacRim collectively referred to as the “Predecessor Companies”) amalgamated to form the Company. Each shareholder of Dayton received 1.76 shares of the Company for each share held and each shareholder of PacRim received one share of the Company for each share held. Outstanding stock options were converted on the same basis. The amounts include amounts paid by Predecessor Companies. Stock options granted by Dayton are shown as options of the Company converted on the basis of 1.76 for each option granted. The Company changed its financial year end from December 31 to April 30 in the 2002 year. (Note: All dollar amounts are in Canadian currency and US amounts have been converted on the basis of $1.34 Canadian for $1 US).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary (Cdn.$)	Bonus ($)	Other Annual Compen- sation ($)	Securities under Options granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation(1) (Cdn.$)
SHRAKE(2), Thomas Chief Executive Officer and Director	2004 2003 2002 2001	$180,200 $190,000 $63,333 $190,000	Nil Nil Nil Nil	Nil Nil Nil Nil	200,000 Nil 420,000 387,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
MCLEOD-SELTZER(3), Catherine President and Director	2004 2003 2002 2001	$Nil(5) $132,383 $47,000 $141,000	Nil Nil Nil Nil	Nil Nil Nil Nil	200,000 Nil 420,000 441,000	Nil Nil Nil Nil	Nil Nil Nil Nil	$8,822 $5,884 $235 Nil
NORMAN, F.John Chief Financial Officer(4)	2004 2003 2002 2001	$130,000 $127,083 $40,000 $100,833	Nil Nil Nil Nil	Nil Nil Nil Nil	60,800 Nil 130,000 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	$6,475 $6,595 $3,576 $7,554

(1) These amounts include benefits and contributions made by the Company on behalf of the Named Executive Officers to a retirement compensation arrangement and/or a group or individual RSP.

(2) CEO and Director of PacRim since 1997.

(3) President and Director of PacRim since 1997.

(4) Controller of Dayton from 2000 to 2002 and Chief Financial Officer of the Company since August of 2002.

(5) Ms. McLeod-Seltzer is a NEO except that during the last completed financial year she was on maternity leave and not paid a salary. She continued to receive benefits. Her employment contract is described below.

Options Granted in Financial Year Ended April 30, 2004

The following stock options were granted to Named Executive Officers during the most recently completed financial year:

NEO Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year(1)	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Thomas Shrake, CEO	200,000	20%	$0.85	$0.83	Oct. 08/2008
Catherine McLeod-Seltzer	200,000	20%	$0.85	$0.83	Oct. 08/2008
F. John Norman, CFO	40,800 20,000	4% 2%	$0.43 $0.85	$0.46 $0.83	July 23/2008 Oct. 08/2008

(1) Total includes options issued to directors and officers who are also employees.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year ended April 30, 2004, if any, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn.$)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year- End (Cdn.$)(1) Exercisable/ Unexercisable
Thomas Shrake, CEO	200,000	$22,000	873,666/133,334	$418,160/$16,000
Catherine McLeod-Seltzer	288,000	$31,680	962,866/133,334	$470,016/16,000
F. John Norman, CFO	Nil	Nil	229,467/40,533	$102,388/$1600

(1) The value of exercised and unexercised in-the-money options is calculated using the closing price of common shares of the Company on The Toronto Stock Exchange (the “TSX”) on the exercise or financial year end date respectively, less the exercise price.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for Directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Mr. Thomas Shrake, Chief Executive Officer, has employment agreements dated February 14, 1997 with the Company and one of its wholly owned subsidiaries respecting his employment, pursuant to which Mr. Shrake receives an annual salary of $141,250 and regular benefits. The agreements provide that in the event that Mr. Shrake’s employment is terminated for reasons other than just cause, Mr. Shrake will be entitled to receive a severance package comprising a payment equal to 12 months salary plus one month’s salary for each year of completed service after one year to a maximum total of 24 months salary, together with benefits for the severance period. In addition Mr. Shrake would be entitled to exercise all incentive stock options held by him up to the close of business on the 30th day following termination.

Ms. Catherine McLeod-Seltzer, President of the Company, has an employment agreement with the Company dated September 15, 1997, as amended, pursuant to which she receives an annual salary of Cdn$159,330, plus reimbursement of general expenses not to exceed Cdn$2,000 per month and regular benefits. The agreement provides that in the event the Company terminates Ms. McLeod-Seltzer’s employment for reasons other than just cause, Ms. McLeod-Seltzer will be entitled to receive a severance package comprising a payment equal to 18 months salary plus one month’s salary for each year of completed service after August 1, 1997 to a maximum total of 24 months salary, together with benefits for the severance period. In addition, Ms. McLeod-Seltzer would be entitled to exercise all incentive stock options held by her at the time of such termination up to the last day of the last day of business of the term of any share option agreement.

Mr. F. John Norman, Chief Financial Officer of the Company, has an employment agreement with the Company dated August 15, 2002, pursuant to which he receives an annual salary of Cdn$130,000 and regular benefits. The agreement provides that in the event the Company terminates Mr. Norman’s employment for reasons other than just cause he will be entitled to a severance package comprising a payment equal to 12 months salary on a change of control or six months salary for any other termination event, together with benefits or an amount equal to the value of the benefits for the severance period. Mr. Norman will have 30 days from the date of termination to exercise any vested incentive stock options held by him at the time of termination.

6 C.      BOARD PRACTICES

The Company’s Board of Directors is currently comprised of six persons, all of whom were elected at the annual general meeting of shareholders on October 8, 2003. The current term of office for all the directors will expire at the next annual general meeting. The Company has scheduled the next annual general meeting to be held September 22, 2004, at which time all six of the current directors will be nominated for re-election. The position of Chairman of the Board of the Company is separate from that of the CEO. The incumbent Chairman is not a member of the Company’s management. See Item 6A Directors and Senior Management.

The Board holds meetings on a regular basis to review the Company’s business plans and strategy as well as to consider and approve particular matters. In addition routine matters are approved by consent resolutions in writing which require unanimous consent of all directors. All matters of strategic importance require prior review and approval of the Board as well as any material expenditures or legal commitments, debt or equity financings, acquisitions and divestitures, financial statements and major disclosure documents.

There are no service contracts between the Company or any of its directors for benefits upon termination of employment, except as disclosed in Item 6B above with respect to the employment contracts of Mr. Shrake, CEO, and Ms. McLeod-Seltzer, President.

Board Committees

The only committees of the Board presently consist of an Audit Committee, a Compensation Committee and an Environmental Committee. The TSX guidelines recommend that board committees be composed exclusively of outside directors (non-management directors) the majority of which are unrelated Directors. AMEX rules require all committee members to be independent directors. Where possible, given the size of the Company’s Board, the Company endeavours to comply with all governing rules and regulations. All of the Company’s committees have Board approved Terms of Reference which set out the duties of the respective committees.

- Audit Committee
The Audit Committee is currently composed of three outside directors, Fagin (Chair), Sweeney and Petrina, none of which are employees or officers and all of whom are independent. All members of the Audit Committee are financially literate. The Audit Committee is authorized to review and approve the financial statements of the Company and the overall scope and results of the audit and internal financial controls of the Company. The Audit Committee communicates with the external auditors and meets with them at least once a year. The Audit Committee meets at least four times a year. The terms of reference of the Audit Committee are set out in their entirety under Item 16A – Audit Committee Financial Expert.

- Compensation Committee
The Compensation Committee is currently composed of Messrs. Myckatyn (Chair) and Fagin, two directors one of whom is independent under AMEX guidelines. There is currently a vacancy in the Committee due to the resignation of one of the Company’s outside directors who was a member of the Committee. The overall purpose of the Compensation Committee is to make recommendations to the Board for executive compensation, human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

- Environmental Committee
The Environmental Committee is composed of Messrs. Shrake, Myckatyn (Chair) and Petrina, a majority of outside directors, one of whom is independent under AMEX guidelines, and has the responsibility for reviewing the Company’s’ environmental policy and for ensuring the Company’s operations are operated in a manner consistent with the environmental policy and also for ensuring the Company’s operations are run in a manner that does not unduly expose its employees to unnecessary risk of accident or death.

- Other
The Board may from time to time appoint a special committee of one or more directors which committee may engage outside advisors at the Company’s expense in order to assist the committee in fulfilling its responsibilities.

6 D.      EMPLOYEES

As at June 30, 2004 the Company had five full time employees in Canada, four full time employees in Reno, 64 full time and 16 part time employees in El Salvador. There were 45 full time employees at the Andacollo Mine in Chile. The employees at Denton-Rawhide are not employees of the Company. The Company may employ additional part-time employees or consultants as required to assist with its ongoing exploratory work program in El Salvador or work on other acquired properties. The Company is not subject to any collective bargaining agreements and believes its relationship with employees to be good.

6 E.      SHARE OWNERSHIP

As at July 31, 2004 the share ownership in the Company of those persons listed in Item 6B above is as follows: Thomas Shrake, 77,100 shares; Catherine McLeod-Seltzer, 623,000 shares; Anthony Petrina, nil; William Myckatyn, 49,660 shares; David Fagin, 50,000; Paul Sweeney, nil; John Norman, nil; Kathryn Church 300 shares and Barbara Henderson, 9,000. The shares held by the directors and management total 809,060 common shares representing 1.05% of the Company’s issued and outstanding shares. Details of options on the Company’s shares held by each of the aforenamed persons are set out below. The aggregate number of options held represents approximately 2% of the Company’s share capital on a fully diluted basis.

Stock Option Plans

In connection with the amalgamation approved by shareholders of the Predecessor Companies on April 3, 2002, the TSX approved the rolling over of an aggregate 2,130,800 options of PacRim and 2,008,000 options of Dayton such options to be governed by the plan under which they were originally granted (“Pre-Amalgamation Options”). The TSX ruled that any Pre-Amalgamation Options that were surrendered, terminated or expired without exercise would not be available for the grant of new options. There are Pre-Amalgamation Options outstanding exercisable to purchase up to 1,768,300 common shares, representing less than 1% of the Company’s issued and outstanding share capital, at prices ranging between $1.30 and $0.29 and expiring between September 2004 and July 2006.

Those persons listed in Item 6B above and other employees of the Company hold Pre-Amalgamation Options to purchase Common Shares of the Company, as at July 31, 2004, as follows:

Optionees	Number of Common Shares	Exercise Price per Common Share Cdn.$(1)	Expiry Date of Option

McLeod-Seltzer, Catherine	35,200	$0.54	May 28, 2005
	441,000	$0.29	July 4, 2006

Shrake, Thomas	387,000	$0.29	July 4, 2006

Myckatyn, William	428,900	$0.54	May 28, 2005

Norman, John	79,200	$0.54	May 28, 2005

Church, Kathryn	13,000	$0.29	July 4, 2006

Henderson, Barbara	10,000	$0.29	July 4, 2006

Employees/Others	29,000	$1.30	Sept. 24, 2004
	220,000	$0.54	May 28, 2005
	125,000	$0.29	July 4, 2006
TOTAL:	1,768,300

(1)	Exercise prices were determined by the board of directors of the respective Predecessor Companies in accordance with the rules and policies of the TSX. All options were granted for a five year term and vested as to one-third of the options on the day of grant and one-third on each of the two subsequent anniversaries. All of the Pre-Amalgamation Options are vested.

In 2002 the Compensation Committee of the Company reviewed and recommended to the Board of Directors adoption of the 2002 Incentive Stock Option and Bonus Plan (the “2002 Plan”) a new plan to govern all post-amalgamation options, which the Board approved. The shareholders subsequently approved the 2002 Plan on October 10, 2002. The 2002 Plan is divided into two components: a stock option component (“Option Plan”), under which up to 6,000,000 common shares are reserved for grant to eligible persons at the discretion of the directors from time to time, and a stock bonus component (“Bonus Plan”) under which up to 367,000 common shares are reserved for grant to eligible persons at the discretion of the directors from time to time. Under the terms of the 2002 Plan the exercise price of options is fixed as the closing price of the Company’s shares on the TSX on the day prior to grant

As of July 31, 2004, 3,210,800 options are outstanding under the 2002 Plan as follows:

	Number of	Exercise Price
	Common	per Common	Expiry Date
Optionees	Shares	Share Cdn.$(1)	Of Option

McLeod-Seltzer, Catherine	420,000	$0.62	April 18, 2007
	200,000	$0.85	Oct. 08, 2008
Shrake, Thomas	420,000	$0.62	April 18, 2007
	200,000	$0.85	Oct. 08, 2008
Petrina, Anthony	130,000	$0.62	April 18, 2007
	75,000	$0.85	Oct. 08, 2008
Myckatyn, William	130,000	$0.62	April 18, 2007
	75,000	$0.85	Oct. 08, 2008
Sweeney, Paul B.	130,000	$0.43	July 23, 2008
	75,000	$0.85	Oct. 08, 2008
Fagin, David	50,000	$0.85	Oct. 08, 2008
Norman, John	130,000	$0.62	April 18, 2007
	40,800	$0.43	July 23, 2008
	20,000	$0.85	Oct. 08, 2008
Church, Kathryn	65,000	$0.62	April 18, 2007
	40,000	$0.85	Oct. 08, 2008
Henderson, Barbara	65,000	$0.62	April 18, 2007
	40,000	$0.85	Oct. 08, 2008
Employees/Others	450,000	$0.62	April 18, 2007
	455,000	$0.85	Oct. 08, 2008
TOTAL:	3,210,800

The options vest cumulatively as to one-third on the grant date and one-third upon each of the following two anniversaries of the grant date.

ITEM 7:      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7 A.      MAJOR SHAREHOLDERS

To the best of the knowledge and belief of the directors and senior officers of the Company, no persons or companies beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company as at July 31, 2004.

There has been no significant change in the percentage ownership held by the major shareholders during the past three years, except that (a) in or about December of 2003 Kinross Gold Corporation holding approximately 17,606,049 common shares, representing approximately 22.4% of the issued and outstanding shares announced it had arranged to divest itself of its shareholding and subsequently sold all of its shareholdings; and (b) in or about May of 2004 Dundee Precious Metals Inc. reduced its holdings of approximately 7,827,258 common shares representing approximately 9% of the Company’s issued and outstanding shares. Major shareholders of the Company do not have any different voting rights from other shareholders of the Company.

As of July 31, 2004, Computershare reported that there were 80,483,994 common shares issued and outstanding. Of those common shares issued, 10,931,728 shares were registered to United States residents to 370 holders of record.

To the best of management’s knowledge the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. There are no arrangements known the operation of which may at a subsequent date result in a change of control of the Company.

7 B.      RELATED PARTY TRANSACTIONS

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

7C      Not applicable.

ITEM 8:      FINANCIAL INFORMATION

8A:      Consolidated Statements and Other Financial Information

See “Item 17” for details of the Company’s consolidated financial statements which have been prepared by independent auditors and are accompanied by audit reports, including comparative financial statements for the latest three financial years audited in accordance with a comprehensive body of auditing standards.

In the audited statements, the April 11, 2002 amalgamation of Dayton and PacRim was accounted for as a reverse takeover using the purchase method of accounting with Dayton identified as the acquirer. For financial statement purposes the Company is a continuation of Dayton. The April 30, 2002 statements of loss and cash flows reflect amalgamated results from April 11, 2002 to April 30, 2002 with results for the period from January 1, 2002 to April 10, 2002 being solely Dayton results. The 2001 comparative figures are solely Dayton. The financial year end of the Company is now April 30.

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

ITEM 9:      THE OFFER AND LISTING

9 A.      OFFER AND LISTING DETAILS

The Company’s post-amalgamation shares were called for trading on the TSX and AMEX on April 15, 2002 as “PMU”. Prior to April 15, 2002 Dayton’s shares traded as “DAY” on the TSX and AMEX and PacRim’s shares traded as “PFG” on the TSX. The price range of the Company’s Common Shares and prior to April 11, 2002, Dayton’s common shares on the TSX and the AMEX during the periods indicated below were as follows:

Financial
Year	Financial	TSX(2)(3)		AMEX(2)(3)
Ended	Period (1)	(Cdn$)		(US$)
		High	Low	High	Low

Dec.1999	Annual	8.00	1.60	40.00	3.80
Dec.2000	Annual	2.30	.23	6.20	1.00
Dec.2001	Annual	.68	.21	1.78	.125
Apr. 2002	Four Months (3)	1.40	.37	.48	.125
Apr. 2003	Annual	1.46	.40	.99	.26
Apr. 2003	First Quarter	1.46	.46	.99	.26
	Second Quarter	1.00	.53	.64	.34
	Third Quarter	.88	.54	.59	.35
	Fourth Quarter	.77	.40	.47	.28
Apr. 2004	Annual	2.39	0.36	1.85	.26
Apr. 2004	First Quarter	0.62	0.36	0.45	0.26
	Second Quarter	1.15	0.58	0.82	0.40
	Third Quarter	2.39	0.88	1.85	0.67
	Fourth Quarter	1.75	0.95	1.35	0.69
Feb. 2004	Month	1.73	1.40	1.34	1.06
Mar. 2004	Month	1.70	1.42	1.27	1.06
Apr. 2004	Month	1.75	0.95	1.35	0.71
May 2004	Month	1.08	0.80	0.67	0.58
June 2004	Month	1.07	0.79	0.80	0.60
July 2004	Month	0.98	0.72	0.75	0.58

(1)	The fiscal year end of the Company was changed from December 31 to April 30 in 2002.
(2)	The trading prices for shares of Predecessor Company DAY are shown as the historical figures based on Dayton’s historical year end of December 31.
(3)	The shares of the Company were called for trading under the new symbol “PMU” on April 15, 2002. Historical prices are for Predecessor Company DAY.
(4)	The shares of the Company were called for trading on the TSX under the new symbol on April 15, 2002 and “PMU-WI” on AMEX.

Amex Corporate Governance

Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons present and being, or representing by proxy, members holding not less than 5% of the issued shares entitled to be voted at such meeting.

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

9 B.      PLAN OF DISTRIBUTION

Not Applicable

9 C.      MARKETS

The Company’s Common Shares are listed and traded in Canada on the TSX under the symbol “PMU”. In addition, the Common Shares are listed and traded in the United States on the AMEX under the symbol “PMU”. The Company has received advice that its shares are listed and have traded since June 14, 2002 on the Berlin Stock Exchange under the symbol PRM, German Cusip Number 577332 and in the Regulated Unofficial Market (Freiverkehr) on the Frankfurt Stock Exchange on Xetra, the Deutsche Borse AG electronic trading system since May 31, 2002.

ITEM 10:      ADDITIONAL INFORMATION

10 A.      SHARE CAPITAL

Not applicable for Annual Report.

10 B.      MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was formed on April 11, 2002 (#645547) upon the amalgamation of Dayton and PacRim under the laws of the Province of British Columbia, Canada, by Memorandum and Articles of Incorporation approved by the Registrar of Companies on January 8, 2002. The Company may issue up to 1,000,000,000 common shares without par value. The Company’s objects and purposes are unrestricted.

On March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (the “New Act”) and repealed the Company Act (the “Former Act”), which previously governed the Company. The New Act removes many of the restrictions contained in the Former Act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital. The New Act also uses new forms and terminology.

Under the New Act, every company incorporated, amalgamated or continued under the Former Act must complete a mandatory transition rollover under the New Act to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004. The only information contained in the Notice of Articles is the authorized share structure of the company, the name of the company, the address of the registered and records office of the company and the names and addresses of the directors of the company. A company cannot alter its current articles to take advantage of many of the new provisions contained in the New Act until it completes the mandatory transition rollover. The New Act permits the directors of the Company to approve and complete this mandatory transition rollover. The Company’s board accordingly approved the transition rollover and it became effective July 26, 2004.

The Company has scheduled its annual meeting of shareholders for September 22, 2004 (the “AGM”). At the AGM the Company will seek shareholder approval to remove pre-existing company provisions that apply to the Company that relate to restrictions contained in the Former Act and that are no longer required under the New Act, and of certain amendments to its Notice of Articles and to its current authorized share capital. In addition, the Company will also seek shareholder approval to the replacement of the Company’s current articles with new articles (the “New Articles”) that will incorporate some of the more flexible provisions of the New Act. In order to be effective, the proposed special resolutions must be approved by a three-quarter majority vote cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

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

10 C.      MATERIAL CONTRACTS

Other than contracts described elsewhere in this Annual Report there are no contracts that may be regarded as presently material.

10 D.      EXCHANGE CONTROLS

Other than as provided in the Investment Canada Act (Canada) (the “Investment Act”), there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to non-resident holders of the Company’s securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid (see Item 10E - “Taxation”).

The following discussion summarizes the material features of the Investment Act, in its present form, for a non-resident of Canada who proposes to acquire Common Shares of the Company.

The Investment Act regulates the acquisition of control of a Canadian business by a “non-Canadian” as defined under the Investment Act. With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of its Common Shares. However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business are notifiable (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister responsible for the Investment Act is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

Where either the acquirer is, or the Company is presently controlled by, a WTO investor (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company’s assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than (Cdn) $223 million. This amount varies each year based on the rate of growth in Canadian gross domestic product. Other direct acquisitions of control are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than (Cdn) $5 million. The (Cdn) $5 million threshold for review also applies with respect to the acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business, or is engaged in the production of uranium and owns an interest in or producing uranium property in Canada.

Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor. Otherwise, an indirect acquisition will be reviewable if the value of the Company’s assets is $50 million or more, or if the value of the Company’s assets acquired in the total transaction is in Canada or the acquisition is not effected through the acquisition of control of a foreign corporation.

Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

(a)	by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;
(b)	in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;
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

There are currently no limitations on the right of foreign or non-resident owners of Common Shares to hold or vote such securities imposed by Canadian law or the Company’s charter or other constituent documents.

There are no family relationships between any of the directors and executive officers of the Company.

10 E.      TAXATION

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of Common Shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold Common Shares of the Company as capital property for the purpose of the Income Tax Act (Canada) (the “Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.

This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company’s understanding of the administrative practices of Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to December 31, 2001. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the “Convention”) and the Protocols to the Convention.

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

Disposition of Common Shares

Under the Tax Act, a taxpayer’s capital gain or capital loss from a disposition of Common Shares of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year. The amount by which a shareholder’s allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the year or in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities with whom the corporation was not dealing at arm’s length) did not, at the time the dividends were received, own more than 5% of the shares of any class of the capital stock of the corporation from which the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the shares represent “taxable Canadian property”. Common Shares of the Company will not generally constitute taxable Canadian property. Common Shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder holds the shares as “capital property” and used the shares in carrying on a business in Canada, or if at any time in the five years immediately preceding the disposition the shareholder owned, either alone or with persons with whom the shareholder did not deal at arm’s length, 25% or more of the issued shares of any class of the capital stock of the Company.

Where a United States resident realizes a capital gain on a disposition of shares that constitute “taxable Canadian property”, the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

(a)
the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)
the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition and the shares were owned by him when he ceased to be resident in Canada, or

(c)
the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

At the present time the value of the Common Shares of the Company is not derived principally from real property in Canada.

Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a nonresident of Canada disposes of shares of Common Shares of the Company that are “taxable Canadian property”, the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) partners of partnerships that hold Common Shares or owners of other entities classified as partnerships or “pass-through” entities for U.S. federal income tax purposes that hold Common Shares, (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See “Taxation—Canadian Federal Income Tax Consequences” above).

Treaty Application to Certain Individual U.S. Holders

An individual U.S. Holders who does not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Canada-U.S. Tax Convention. An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” (each as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it is not a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). Accordingly, the Company believes that it should be a QFC. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its QFC status or that the Company will be a QFC for the current or any future taxable year. If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars). However, an individual U.S. Holder whose realized gain upon such subsequent sale or other taxable disposition of such foreign currency does not exceed U.S.$200 will not recognize such gain to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense or as an expense for the production of income.

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income.” In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of the Company may, subject to complex limitations, be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to dividends paid by the Company. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S. of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “foreign personal holding company,” a “foreign investment company,” a “controlled foreign corporation,” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Foreign Personal Holding Company

The Company generally will be a “foreign personal holding company” under Section 552 of the Code (a “FPHC”) if (a) at any time during a taxable year, more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the gross income of the Company for such taxable year is foreign personal holding company income. “Foreign personal holding company income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder’s allocable portion of the “undistributed foreign personal holding company income” (as defined in Section 556 of the Code) of the Company. The Company does not believe that it has previously been, or currently is, a FPHC. However, there can be no assurance that the Company will not be a FPHC for the current or any future taxable year.

Foreign Investment Company

The Company generally will be a “foreign investment company” under Section 1246 of the Code (a “FIC”) if (a) 50% or more of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) the Company is (i) registered under the U.S. Investment Company Act of 1940, as amended, as a “management company” or a “unit investment trust” or (ii) engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If the Company is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be treated as ordinary income (rather than as capital gain). The Company does not believe that it has previously been, or currently is, a FIC. However, there can be no assurance that the Company will not be a FIC for the current or any future taxable year.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended April 30, 2004 and does not expect that it will be a PFIC for the taxable year ending April 5, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

10 F.      DIVIDENDS AND PAYING AGENTS

Not applicable.

10 G.      STATEMENT BY EXPERTS

Not applicable.

10H.      DOCUMENTS ON DISPLAY

The Company is a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is a “foreign private issuer” as defined in the Exchange Act. A foreign private issuer is exempt from the provisions of the Exchange Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability. Readers may review a copy of the Company’s filings with the U.S. Securities and Exchange Commission (“the “SEC”), including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended.

The Company is required to file financial statements and other information with the Securities Commissions in the Provinces of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland,

Ontario, Prince Edward Island, and Saskatchewan, electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

Copies of any documents referred to in this annual report and filed with the SEC can be viewed at the Company’s head office during normal business hours by giving 48 hours notice to the Corporate Secretary.

10I.      SUBSIDIARY INFORMATION

Not required.

ITEM 11:      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Gold Price

The Company’s primary business is the acquisition and development of gold properties and its revenue to date has almost entirely been derived from proceeds from, or related, to the sale of gold. See “Risk Factors - Metal Price Volatility”. Gold prices are subject to significant volatility and these changes, to the extent that the Company’s production is unhedged, can significantly affect the Company’s profitability and cash flow. Gold prices declined steadily since the latter part of 1996, culminating in August 1999 with the lowest price in twenty years, and until spring of 2002 essentially remained below $300 per ounce. Each ten percent change in the price of gold from a current gold price of approximately $390 per ounce will change projected current annual revenues by $760,500, and, each ten percent change in the current price of silver from approximately $6.50 per ounce will change projected current annual revenues by $84,500. Over the past financial year the monthly averaged price of gold has ranged between $350 and $407 per ounce.

The Company may utilize commodity instruments for other than trading purposes to protect the selling price of a portion of its gold production. The Company has historically used a combination of puts and calls, as part of this hedging program. The proceeds derived from writing (selling) the calls have at times paid for the puts, and at other times puts have been closed out and the proceeds used to purchase further puts. The market risk to the Company’s cash flow of the put instruments relates to the possible failure of the counter-parties to honour their commitment to purchase the gold when the put price exceeds the appropriate spot price at maturity. The counter-parties to the Company’s put contracts are, however, large international credit worthy institutions. The market risk to the Company of its gold call contracts relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the call obligations should they arise. Currently, there are no puts or calls outstanding.

Interest Rate

The Company’s only material variable interest rate obligations relate to its investment of cash balances including those amounts included as current assets and the principal amounts residing in the reclamation trust fund.

Foreign Currency

Other than the proceeds derived from the exercise of stock options which are received in Canadian dollars, the Company’s revenue and most of its operating costs are derived in, or based on, U.S. dollar amounts. Only the Company’s Canadian head office corporate general and administration costs are denominated in a currency other than the U.S. dollar and therefore the effect of a change in the Canadian/U.S. dollar exchange rate would be immaterial.

ITEM 12:      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13:      DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

Not applicable.

ITEM 14:      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15:      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. The Company maintains a small head office staff which because of its size precludes the functioning of all internal controls, most notably division of duties. To compensate for this situation management through its Chief Financial Officer and Disclosure Policy performs a thorough review of any and all financial information disclosed to the public markets. In addition, the Company’s audit committee reviews and recommends to the Board approval of any and all financial information reviewed and referred to it by management for disclosure to the public markets. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this annual report (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Exchange Act.

Changes in Internal Controls over Financial Reporting. During the most recent fiscal year, there have not been any significant changes in the Company’s internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16:      AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16A.      AUDIT COMMITTEE FINANCIAL EXPERT

Messrs. David Fagin and Paul Sweeney are both financial experts. As financial experts they have an understanding of generally accepted accounting principles and financial statements; are able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); have an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Mr. Fagin does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations almost continuously for at least 35 years. Mr. Fagin was involved in the valuation of oil and gas companies for 10 years both as a consultant and a bank appraisal engineer (1958-‘68); President of a subsidiary of Rosario Resources Corporation, a NYSE company (1968-‘75) and then Executive Vice-President (’75-‘77) then President (’77-82’) during which period he was intimately involved in financial and accounting matters. In 1982 he founded Fagin

Exploration Company and worked closely with an accountant and auditors to maintain the records. From 1986 to 1991 Mr. Fagin was the President and Chief Operating Officer for Homestake Mining Corporation (NYSE), responsible for producing operations in six countries and was involved in decisions for corporate financial reporting. Between 1992 and 1996, Mr. Fagin was Executive Chairman of Golden Star Resources (ASE and TSE) and managed all administrative matters including annual reports, audits and registration in Canada and the US. Since 1987 Mr. Fagin has served on Boards and Audit Committees of several public companies including T. Rowe Price Mutual Funds, Golden Star, Canyon Resource Corporation, Dayton Mining Corp. and the Company, where he is currently either Chairman or a member of each audit committee.

Mr. Sweeney is a Certified General Accountant with the Association of Certified General Accountants of British Columbia since 1988. Mr. Sweeney has a solid background in accounting and financial management starting his accounting career in 1972. From 1987 to 1993 he worked with Placer Dome Inc. as Chief Financial Officer (1987-1989) of an Australian subsidiary operating five mines in Australia and Papua New Guinea. Mr. Sweeney was responsible for all accounting, financial and marketing requirements; then Assistant Treasurer (1989 to 1991) at Vancouver head office where he was responsible for the review of financial needs for all members of the Placer Dome group worldwide risk management and debt administration; and director, development planning (1991-1993) where he was responsible for the development of plans relating to the existing assets and cash flow by the group worldwide. Since 1994 Mr. Sweeney has served as the Chief Financial Officer of several public companies including Princeton Mining Corporation, Sutton Resources Ltd., Manhattan Minerals Corp. and currently Canico Resource Corp. where he is responsible for all finance, accounting and taxation matters.

The third member of the Company’s audit committee, Anthony Petrina, although not a “financial expert” is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Petrina worked for Placer Dome for 32 years, serving as President, CEO and Vice-Chairman, until his retirement in 1992. Mr. Petrina has been a director of several other mining companies since his retirement to date.

Audit Committee Charter

The following is the text of the Audit Committee’s Charter:

“(Amended and Restated effective July 29, 2004)
The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities, primarily through overseeing management’s conduct of the Company’s accounting and financial reporting process and systems of internal accounting and financial controls; selecting, retaining and monitoring the independence and performance of the Company’s outside auditors, including overseeing the audits of the Company’s financial statements, and approving any non audit services; and providing an avenue of communication among the outside auditors, management and the Board.

14.1      Composition of the Audit Committee:

a)
Shall consist of a minimum of three directors at all times, all of whom must be independent as required by applicable law and applicable stock exchange listing rules (the “Listing Rules”). A member of the Committee shall be considered independent if he or she is not an employee of the Company; (b) he or she does not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or its subsidiaries other than in connection with serving on the Committee, any other Board committee or as a member of the Board; (c) he or she is not an “affiliated person” of the Company or any Company subsidiary as defined by applicable law and Listing Rules; and (d) he or she meets all other requirements for independence imposed by law and the Listing Rules from time to time and any requirements imposed by any Canadian or other governmental body having jurisdiction over the Company

b)
All members of the Committee shall have a practical knowledge of finance and accounting and be able to read and understand fundamental financial statements from the time of their respective appointments to the Committee.

c)
At least one member of the Committee shall be a “financial expert” as defined by Item 401(h) of Regulation S-K, unless otherwise determined by the Board, and at least one member shall meet the financial sophistication standards under the Listing Rules. The designation or identification of a member of the Committee as an “audit committee financial expert” does not impose on such person any duties, obligations, or liability that are greater than the duties, obligations, and liability imposed on such person as a member of the Committee and Board of Directors in the absence of such designation or identification; and (ii) the designation or identification of a member of the Committee as an “audit committee financial expert” does not affect the duties, obligations, or liability of any other member of the Committee or Board of Directors

d)
Each member of the Committee shall be appointed by the Board and shall serve until the earlier to occur of the date on which he or she shall be replaced by the Board, resigns from the Committee, or resigns from the Board.

e)
Shall meet no less than four times annually and at least quarterly, on such dates that the Chair of the Audit Committee determine. Notice of meetings shall be given by letter, facsimile or other means of recorded electronic communication or by telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meetings before or after the holding thereof. A majority of the members present at a meeting will constitute a quorum.

f)
The Chair of the Audit Committee shall be appointed by the Board following the recommendation of the Chair of the Board, who will prepare and / or approve an agenda in advance of each meeting and shall preside over meetings of the Committee.

14.2      Terms of Reference

The responsibilities and duties of the Audit Committee shall be to:

a)
Review and recommend for Board approval the annual and quarterly financial statements of the Company, including Management’s Discussion and Analysis, and determine whether they are complete and consistent with the information known to committee members. Determine that the auditors are satisfied that the financial statements have been prepared in accordance with applicable generally accepted accounting principles.

b)	Make regular reports to the Board.

c)	Have the sole authority to appoint or replace the independent auditor (subject, if applicable, to shareholder ratification). The independent auditor shall report directly to the Audit Committee.

d)	Review the scope of the audit to be conducted by the external auditor of the Company.

e)
Be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

f)

Review and pre-approve all auditing services, internal control related services and permitted non-audit services (including the terms thereof) to be performed for the Company by its independent auditor, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended, which are approved by the Audit Committee prior to completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at this next scheduled meeting.

g)
Pre-approve all engagement letters for all auditing and non-audit services to be provided to the Company or its subsidiaries, before and after completion of work and assess the performance of external and internal auditors.

h)

Review and determine the compensation to be paid to the independent auditor for all auditing services, internal control related services and permitted non-audit services. The Company shall provide appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to advisors employed by the Audit Committee.

i)
Review all public disclosure documents containing audited or unaudited financial information before release, including but not limited to prospectus, annual report, annual information form and management’s discussion and analysis.

j)	Review, at least semi-annually, all expenses paid by the Company to or in behalf of the CEO and the President and any other financial arrangements or transactions with them and their affiliates.

k)	Review all post-audit or management letters containing the recommendations of the external auditor and management’s response/follow-ups of any identified weakness.

l)
Have the right, for the purpose of performing their duties, of inspecting all of the books and records of the Company and its affiliates and of discussing such accounts and records and any matters relating to the financial position or condition of the Company with the officers and auditors of the Company and its affiliates.

m)	Review any transaction involving the Company and a related party at least once a year or upon any significant change in the transaction or relationship.

n)
Review and discuss with the independent auditors and management (including the senior internal audit executive) any significant matters regarding the Company’s internal controls and procedures over financial reporting that have come to the attention of the independent auditor during the conduct of their annual audit, and review whether internal control recommendations made by the auditors have been implemented by management and review any special steps adopted in light of material control deficiencies and the adequacy of disclosures about changes in internal control over financial reporting.

o)
Review major risk exposures (whether financial, operating or otherwise) and the guidelines and policies that management has put in place to govern the process of monitoring, controlling and reporting such exposures (including any hedging).

p)	Review and discuss reports from the independent auditors on:

	(i)	all critical accounting policies and practices used in preparation of the Company’s financial statements;

(ii)
all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and

	(iii)	other material written communications between the independent auditor and management, such as management letters or schedules of adjusted differences.

q)
Discuss with management and the independent auditors the Company’s use of non-GAAP information in any report, earnings release or other publicly disseminated document and any off-balance sheet structures and the effect of regulatory and accounting initiatives on the Company.

r)
Review annually management’s report on internal controls and any auditor’s attestation regarding management’s assessment of internal controls, required by law or Listing Rules and review whether internal control recommendations made by the auditors have been implemented by management.

s)
Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable business conduct, accounting or auditing matters.

t)
Have such other duties, powers and authorities, consistent with the provisions of applicable laws and Listing Rules, or as the Board may by resolution delegate to the Audit Committee from time to time.

u)
At the Company’s expense, retain independent counsel, accountants or other experts for such purposes as the Committee, in its sole discretion, determines to be appropriate to carry out its responsibilities, and set the compensation to be paid to such experts.

v)	Review on an annual basis and if necessary update this Charter and have changes approved by the Board.

14.3      Regulations

The following regulations shall apply to the proceedings of the Audit Committee.

a)
The business of the Audit Committee shall be transacted either at meetings thereof or by conference telephone or other communications facilities that permit all persons participating in the meeting to hear each other, or by resolution in writing. All questions at a meeting shall be decided in accordance with the vote of a majority of those present and the Chair of the meeting shall not have a second or casting vote.

b)
A resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee shall be as valid as if it had been passed at a duly called and constituted meeting. Such resolutions in writing may be in one or more counterparts, all of which, when taken together, shall be deemed to constitute one resolution.

c)
The auditor of the Company shall, at the expense of the Company, be entitled to attend and be heard at or may be invited to any meeting of the Audit Committee, except for portions of meetings in which their work, fees and performance may be discussed.

d)	The Audit Committee Chair shall regularly report on the activities of the Audit Committee, to the Board of Directors.

e)	The external auditor and senior management shall have the opportunity or may be invited to meet separately with the Audit Committee.

f)
The minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in a book provided for that purpose which shall always be open for inspection by any director of the Company.

g)	Subject to the foregoing, the calling, holding and procedure at meetings of the Audit Committee shall be determined by the Audit Committee Chair.

14.4      Limitation of Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine if the Company’s financial statements or disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are responsibilities of management and the independent auditors.”

Item 16B.      Code of Ethics

The Company adopted a code of ethics consistent with SEC rules and regulations. The Code of ethics governs the actions of and is applicable to all of the directors and officers of the Company and its subsidiaries, and their affiliates. The code of ethics deals with the following issues:

  compliance with all the laws and regulations identified in the code of ethics;
  corporate opportunities and conflicts of interest;
  the quality of the public disclosures;
  the protection and appropriate use of the Company’s properties;
  the protection of confidential information and property;
  fair behavior; and
  compliance with insider trading and corrupt practices legislation.

A copy of the code of ethics is posted on and available for review on the Company’s website www.pacrim-mining.com. There have been no waivers granted to a provision of the code of ethics in fiscal 2004 to any of the Company’s principal officers..

Item 16C.      Principal Accountant Fees and Services

At the annual meeting held on October 8, 2003, the shareholders appointed Staley, Okada & Partners, Chartered Accountants (“Staley, Okada & Partners”), to serve as the independent auditors for the 2003 fiscal year. Staley, Okada & Partners acted as the Company’s independent auditor for the fiscal years ended April 30, 2004 and 2003. The chart below sets forth the total amount billed the Company by Staley, Okada & Partners for services performed in the fiscal years 2003 and 2004, and breaks down these amounts by category of service in CDN$.

"Audit Fees" are the aggregate fees billed by Staley, Okada & Partners for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by Staley, Okada & Partners for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statement s and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

"Tax Fees" are fees for professional services rendered by Staley, Okada & Partners for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category "All Other Fees" for the 2003 fiscal year are related to corporate reorganization consulting and for the 2004 fiscal year are related to quarterly reviews.

External Auditor Service Fees (By Category), (in Canadian Dollars)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
April 30, 2004	Cdn.$70,000	Cdn.$4,641	Cdn.$8,520	Cdn.$6,248
April 30, 2003	Cdn.$47,400	Cdn.$985	Cdn.$5,500	Cdn.$7,375

(1)	The aggregate audit fees billed.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.
(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the heading “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Staley, Okada & Partners. Any services provided by Staley, Okada & Partners that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2004, fees paid to Staley, Okada & Partners were approved pursuant to the de minimus exception for tax services.

Item 16D.      Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

PART III

ITEM 17.      FINANCIAL STATEMENTS

The Financial Statements were prepared in accordance with Canadian GAAP and are presented in U.S. dollars. There are differences between United States and Canadian GAAP. A reconciliation of the financial statements to United States GAAP is set forth in Note 14 to the Consolidated Financial Statements forming part hereof.

The following financial statements and related schedules are included in this Item and form part of this Annual Report:

(a)	Financial Statements for the financial period ended April 30, 2004, containing:

Auditors’ Report for the years April 30, 2004 and April 30, 2003;
Consolidated Balance Sheet as at April 30, 2004 and April 30,2003;
Consolidated Statements of Loss for the year ended April 30, 2004, April 30, 2003, four month period ended April 30, 2002, and year ended December 31, 2001;
Consolidated Statements of Shareholders’ Equity for the year ended April 30, 2004, April 30, 2003, four month period ended April 30, 2002, and year ended December 31, 2001;
Consolidated Statements of Cash Flow for the year ended April 30, 2004, April 30, 2003, four months ended April 30, 2002 and year ended December 31, 2001; and
Notes to Consolidated Financial Statements.

PACIFIC RIM MINING CORP.

(Formerly Dayton Mining Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2004 and 2003

Expressed in US Funds

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

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

"F. John Norman"	"Thomas C. Shrake"
Chief Financial Officer	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Pacific Rim Mining Corp.:

We have audited the accompanying consolidated balance sheets of Pacific Rim Mining Corp. (formerly Dayton Mining Corporation) as of April 30, 2004 and 2003, and the related consolidated statements of loss, shareholders' equity, and cash flows for the years ended April 30, 2004 and 2003 and for the four months ended April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 2004 and 2003, and the results of its operations and its cash flows for the years ended April 30, 2004 and 2003 and for the four months ended April 30, 2002, in conformity with Canadian generally accepted accounting principles.

The figures for the year ended December 31, 2001, which are presented for comparative purposes, were audited by another firm of Chartered Accountants, who issued an unqualified audit opinion dated January 11, 2002.

Vancouver, B.C.	STALEY, OKADA & PARTNERS
May 28, 2004	CHARTERED ACCOUNTANTS

Pacific Rim Mining Corp.	Statement 1
(Formerly Dayton Mining Corporation)
Consolidated Balance Sheets
In thousands of U.S. dollars

	As at	As at
	April 30,	April 30,
ASSETS	2004	2003

Current Assets
Cash, cash equivalents and bullion (Note 1b)
Cash and cash equivalents	$1,463	$1,107
Bullion (Note 1b and 4)	1,301	594
	2,764	1,701
Receivables	118	50
Inventories (Note 5)	2,930	8,829
	5,812	10,580
Inventories - Long-Term Portion (Note 5)	-	2,002
Property, Plant and Equipment (Note 6)	5,102	5,455
Closure Fund (Note 8b)	3,119	3,410
	$14,033	$21,447

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,761	$1,228
Loans payable / due to related party (Note 8a)	828	231
Accrued closure costs - current portion (Note 8c)	190	1,488
	2,779	2,947
Loan Payable to a Related Party (Note 8a)	-	1,640
Accrued Closure Costs (Note 8c)	1,636	1,900
	4,415	6,487

SHAREHOLDERS' EQUITY
Share Capital - Statement 3 (Note 9)
Authorized:
1,000,000,000 common shares without par value
Issued and fully paid:
80,483,994 (2003 - 78,528,594) shares outstanding	57,690	56,173
Deficit - Statement 3	(48,072)	(41,213)
	9,618	14,960
	$14,033	$21,447

APPROVED BY THE BOARD OF DIRECTORS:

"David K. Fagin", Director

"Thomas C. Shrake", Director

- See Accompanying Notes -

Pacific Rim Mining Corp.	Statement 2
Consolidated Statements of Loss
In thousands of U.S. dollars, except for per share amounts

	Year	Year	Four Months	Year
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	December 31,
	2004	2003	2002	2001
Revenue
Sales	$12,140	$12,509	$5,303	$14,913

Cost of Sales
Operating costs	11,903	8,999	4,454	13,545
Depreciation, depletion and amortization	1,295	3,092	1,196	2,980
Write-down of mining interest (Note 7b)	-	1,262	-	-
	13,198	13,353	5,650	16,525
Mine Operating (Loss)	(1,058)	(844)	(347)	(1,612)

Expenses (Income)
Exploration
- direct	5,144	3,346	250	700
- stock-based compensation (Note 9)	20	-	-	-
General and administrative
- direct	878	937	437	1,131
- stock-based compensation (Note 9)	316	-	-	-
Write-down of marketable securities	-	275	-	70
Interest expense	47	78	28	15
Amalgamation costs	-	-	683	-
Foreign exchange	26	(28)	(29)	66
Interest income	(182)	(175)	(62)	(122)
Gain on sale of mineral properties	-	(922)	-	-
Gain on sale of marketable securities	-	(1,047)	(59)	(11)
	6,249	2,464	1,248	1,849
Loss Before Unusual Item	(7,307)	(3,308)	(1,595)	(3,461)

Recovery (Write Off) of Investment In
Andacollo Mine (Note 1c)	448	508	(6)	90

Loss for the Period	$(6,859)	$(2,800)	$(1,601)	$(3,371)

Loss Per Share - Basic and Diluted	$(0.09)	$(0.04)	$(0.03)	$(0.11)

- See Accompanying Notes -

Pacific Rim Mining Corp.	Statement 3
Consolidated Statements of Shareholders' Equity
In thousands of U.S. dollars

	Share Capital – Common Shares
			Accumulated
	Number	Amount	Deficit	Total Equity

Balance - December 31, 2001	31,123,974	$53,810	$(36,812)	$16,998
Shares issued for amalgamation conversion for
Dayton shareholders (1.76 for 1) (Note 1d)	23,654,220	-	-	-
Shares issued for acquisition of PRMC (Note 1d)	23,498,600	2,287	-	2,287
Shares issued for cash	132,000	45	-	45
Loss for the four months ended April 30, 2002	-	-	(1,601)	(1,601)

Balance - April 30, 2002	78,408,794	56,142	(38,413)	17,729
Shares issued for cash	119,800	31		31
Loss for the year	-	-	(2,800)	(2,800)

Balance - April 30, 2003	78,528,594	56,173	(41,213)	14,960
Shares issued for cash – options exercised	1,955,400	1,181	-	1,181
Stock option costs - stock-based compensation	-	336	-	336
Loss for the year	-	-	(6,859)	(6,859)

Balance – April 30, 2004	80,483,994	$57,690	$(48,072)	$9,618

- See Accompanying Notes -

Pacific Rim Mining Corp.	Statement 4
Consolidated Statements of Cash Flows
In thousands of U.S. dollars

	Year	Year	Four Months	Year
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	December 31,
	2004	2003	2002	2001
Operating Activities
Loss for the period	$(6,859)	$(2,800)	$(1,601)	$(3,371)
Adjustment to reconcile loss to cash flow
provided by operations:
Depletion, depreciation and amortization	800	2,717	1,035	2,980
Accrued closure costs	495	375	161	(22)
Stock-based compensation	336	-	-	-
Foreign exchange	26	(28)	(29)	59
Net interest earned on sinking fund	(174)	(143)	(50)	(153)
Adjustment of sinking fund value	-	-	-	57
Gain on sale of marketable securities	-	(1,047)	(59)	(11)
Gain on sale of mineral properties	-	(922)	-	-
Gain on sale of property, plant and
equipment included in operating costs	(290)	-	-	-
Write-down of marketable securities	-	275	-	70
Write-down of mining interest	-	1,262	-	-
	(5,666)	(311)	(543)	(391)
Accounts payable and accrued liabilities	533	(138)	(439)	(698)
Closure cost expenditures	(2,057)	(692)	(83)	(118)
Due to related parties	(1,043)	(659)	484	197
Inventories	7,194	(2,270)	(144)	(1,335)
Receivables	(68)	26	163	(28)
Cash Flow Used for Operating Activities	(1,107)	(4,044)	(562)	(2,373)

Investing Activities
Cash acquired on amalgamation	-	-	1,483	-
Purchases of property, plant and equipment	(461)	(79)	(138)	(104)
Proceeds of disposition of property, plant and
equipment	304	56	-	-
Reclamation sinking fund withdrawals
(contributions)	465	-	-	(352)
Cash Flow Provided By (Used for) Investing
Activities	308	(23)	1,345	(456)

Financing Activities
Issuance of share capital	1,181	31	45	-
Proceeds on sale of marketable securities	-	2,551	170	29
Cash Flow Provided By Financing Activities	1,181	2,582	215	29

Foreign Exchange	(26)	28	29	(59)
Net Increase (Decrease) in Cash and Cash
Equivalents	356	(1,457)	1,027	(2,859)
Cash and cash equivalents - Beginning of
period	1,107	2,564	1,537	4,396

Cash and Cash Equivalents - End of Period	$1,463	$1,107	$2,564	$1,537

Supplementary Schedule of Cash
Transactions:
Interest paid during the period	$61	$79	$-	$141
Income taxes paid during the period	$-	$-	$-	$-

Supplementary Schedule of Non-cash
Transactions:
Shares issued for business combination	$-	$-	$2,287	$-
Marketable securities received for mineral
properties	$-	$900	$1,000	$-
Stock-based compensation	$336	$-	$-	$-
Accrued closure costs capitalized as
property, plant and equipment	$495	$-	$-	$-

- See Accompanying Notes -

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

1.	Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain exploration licence areas, known as El Dorado and La Calera, located in El Salvador and exploration interests in mineral claims in the United States.

Basis of Presentation

These consolidated financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in Note 14.

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Dayton Mining (US) Inc., DMC Cayman Inc., Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada, Dayton Acquisition Inc., 449200 B.C. Ltd., Pacific Rim El Salvador S.A. De C.V. and Recursos Salvadorenos S.A. de C.V. Also included in these consolidated financial statements are the accounts of the Company's wholly-owned subsidiaries, Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A. from the date of acquisition of April 11, 2002.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

	a)	Reporting Currency

The United States dollar is the Company's principal reporting currency and the currency of measurement for all financial transactions reported in these consolidated financial statements.

	b)	Cash, Cash Equivalents and Bullion

The balance sheet presentation has been changed from previously used formats to separately report saleable bullion inventory located at gold refiners from all other inventories held. A total amount is reported for cash, cash equivalents and bullion to reflect management's view that the bullion reported is closely equivalent to cash, immediately available to cover short-term cash requirements.

	c)	Shut Down of Andacollo Mine

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine were written off effective December 1, 2000 with a corresponding charge to income to reflect permanent closure of this mine and the estimated realizable value of capital assets after all liabilities have been liquidated.

Creditor distribution proceeds received from the "written off" subsidiary are credited to current year's income.

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

1.	Nature of Operations and Basis of Presentation - Continued

	d)	Amalgamation of Dayton Mining Corporation and Pacific Rim Mining Corp.

On April 11, 2002 statutory approval was received from the Province of British Columbia Registrar of Companies for the amalgamation of Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corp. ("PRMC") under the name of Pacific Rim Mining Corp. (the "Company") as approved by the shareholders of each of the amalgamated companies on April 3, 2002. Dayton shareholders received 1.76 common shares of the Company in exchange for each common share of Dayton held and PRMC shareholders received 1.0 common share of the Company in exchange for each common share of PRMC held, resulting in Dayton and PRMC shareholders comprising 70% and 30% respectively of the Company. The amalgamation has been accounted for as a reverse takeover using the purchase method of accounting with Dayton identified as the acquirer. For financial statement purposes the Company is a continuation of Dayton. The shares issued as consideration by Dayton to acquire PRMC are recorded at the fair value of the net assets of PRMC, which has been determined to be the net book value of PRMC. The April 30, 2002 statements of loss and cash flows reflect amalgamated results from April 11, 2002 to April 30, 2002 with results for the period from January 1, 2002 to April 10, 2002 being solely Dayton results. The comparative figures for the year ended December 31, 2001 are solely Dayton.

Details of the net book value of PRMC as at April 11, 2002 were as follows:

Cash, short-term investments and receivables	$2,341
Property, plant and equipment	43
Accounts payable and accruals	(97)
Net Assets Acquired	$2,287

Value attributed to common shares issued	$2,287

2.	Significant Accounting Policies and Accounting Changes

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits, and short term highly liquid investments with a term to maturity of three months or less from inception which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in values.

Bullion

Gold and silver bullion is valued at the lower of cost and estimated fair market value.

Inventories

Inventories, comprised of ore on leach pads, gold in process and mine operating supplies are valued at the lower of cost and net realizable value.

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

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

Effective May 1, 2003, the Company prospectively adopted the Canadian Institute of Charter Accountants ("CICA") Handbook Section 3063 "Impairment of Long-Lived Assets", which requires that an impairment loss be recognized if the carrying value of a long-lived asset exceeds its fair market value. An estimate of fair market value is undertaken annually and the impairment loss, if any, is recorded. There were no impairment losses recorded during fiscal 2004. Management's estimates of resources, inventories and reclamation costs are subject to risks and uncertainties that may affect its assessment of the recoverability of mineral property costs.

Environmental Expenditures and Closure Costs

The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet standards set by relevant legislation by application of technically proven and economically feasible measures.

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

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

2.	Significant Accounting Policies and Accounting Changes - Continued

Environmental Expenditures and Closure Costs - Continued

The Company's share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accounted for in accordance with CICA 3110 " Asset Retirement Obligations " which conforms in all material respects to FASB (Financial Accounting Standards Board) Statement No. 146 as required under United States GAAP requirements for the reporting of asset retirement obligations. Effective May 1, 2003, the Company elected early implementation of CICA 3110, whereby the Company prospectively recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair market value can be made. The asset retirement costs are capitalized as part of the carrying amount of the long term asset to be amortized over the estimated remaining useful life of the asset and the associated liability is accreted over the estimated future ounces of gold production until settlement of the obligation. As a result of the adoption of this accounting standard, the carrying value of the Rawhide Mine and the corresponding asset retirement obligation was increased by $ 0.5 million during the year ended April 30, 2004.

Income Taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes, which are likely to be realized.

Share Capital

i)
The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

	ii)	Share capital issued for non-monetary consideration is recorded at fair market value.

Stock-based Compensation

Effective May 1, 2003, the Company has prospectively adopted the new recommendations of CICA Handbook Section 3870 " Stock-based Compensation and Other Stock-based Payments " which requires fair value accounting for all stock options issued during the year. This change in accounting treatment increased expenses by $336 in the current fiscal year. The prior years stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer.

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

2.	Significant Accounting Policies and Accounting Changes - Continued

Loss per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuances would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

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

The Company's financial instruments consist of cash and cash equivalents, bullion (Note 10) receivables, closure fund, accounts payable, amounts due to related parties and accrued closure costs. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

4.	Bullion

Details are as follows:

	April 30, 2004		April 30, 2003
	Gold	Silver	Gold	Silver
Ounces at Refinery	2,727	39,600	1,544	15,402
Market value per ounce ($/oz.)	$390.00	$6.00	$339.00	$4.63
Market Value	$1,064	$237	$523	$71
Total market value	$1,301		$594

5.	Inventories

Details are as follows:

	April 30,	April 30,
	2004	2003
Production inventory	$2,696	$10,291
Supplies inventory	234	540
	2,930	10,831
Less: Long term portion of production inventory	-	(2,002)
	$2,930	$8,829

The estimated value of inventory that will not be recovered within the next fiscal year has been reclassified as long term.

6.	Property, Plant and Equipment

Details are as follows:

	April 30,	April 30,
	2004	2003
Cost	$10,320	$10,652
Accumulated depreciation and write-downs	(5,218)	(5,197)
	$5,102	$5,455

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

7.	Mineral Properties

	a)	El Salvador Properties

The Company holds a 100% interest in two exploration licence areas in El Salvador known as El Dorado and La Calera.

i)
Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty ("NSR"). The Company has the right to purchase the NSR for $4 million ($1 million for 1.5% and $3 million for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

ii)
By option agreement dated September 10, 2002, the Company agreed to acquire a 100% interest in the La Calera gold project, located near the El Dorado property. Under the agreement the Company, at its option, must make the following payments and exploration expenditures:

		Minimum
	Option	Exploration
	Payments	Expenditures
Upon signing (paid)	$5	$-
Upon completion of a two month due diligence (paid)	15	-
On or before September 10, 2003 (paid and incurred)	20	25
On or before September 10, 2004 (paid subsequent to
year end and incurred)	35	50
On or before September 10, 2005 (incurred)	75	100
On or before September 10, 2006 (incurred)	150	200
	$300	$375

The property is subject to a 0.5% NSR which can be purchased by the Company for $200 if purchased within six months from the start of commercial production.

This property is also subject to an El Salvador governmental NSR of 2%.

iii)
By agreement dated November 14, 2003, the Company has agreed to an option to acquire a parcel of land near the El Dorado property. To exercise its option, the Company has to pay $14 on or before May 14, 2004 (paid subsequent to year end), $14 on or before May 14, 2005 and $971 on or before November 14, 2005.

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

7.	Mineral Properties - Continued

	b)	Denton-Rawhide Joint Venture

The Company owns a 49% interest in the Denton-Rawhide Mine. The Company's 49% interest in assets and liabilities related to the joint venture is summarized as follows:

	April 30,	April 30,
	2004	2003
Current assets	$4,434	$9,516
Inventories - long-term portion	-	2,002
Property, plant and equipment	878	1,219
Closure fund	3,119	3,410
Current liabilities	(2,061)	(4,359)
Long-term liabilities	(1,636)	(1,900)
Net assets	$4,734	$9,888

The condensed statements of loss of the Company's 49% interest are as follows:

			Four Months	Year Ended
	Year Ended	Year Ended	Ended	December 31,
	April 30, 2004	April 30, 2003	April 30, 2002	2001
Sales	$12,140	$12,509	$5,303	$14,913
Costs and expenses	(13,193)	(13,348)	(5,763)	(16,639)
Net loss	$(1,053)	$(839)	$(460)	$(1,726)

During the year ended April 30, 2003, the Denton-Rawhide Mine experienced unexpected production shortfalls due to slower than expected heap leach recoveries. A review of the carrying value of the Denton-Rawhide investment indicated that the fair value of this investment had been impaired; therefore a $1,262 reduction in carrying value was recorded and charged to that year's operations.

The condensed statements of cash flows of the Company's 49% interest are as follows:

			Four Months	Year Ended
	Year Ended	Year Ended	Ended	December 31,
	April 30, 2004	April 30, 2003	April 30, 2002	2001
Cash flows provided by (used for)
operations	$5,160	$549	$310	$(595)
Cash flows provided by (used for)
investment activities	(150)	(23)	(138)	(104)
Cash flows from financing activities	(1,021)	-	-	-

Net cash flow	$3,989	$526	$172	$(699)

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

7.	Mineral Properties – Continued

	c)	United States Exploration Properties

		i)	Aurora Property, Nevada

The Aurora project consists of 81 claims in an historic mining area known as the Aurora District of Nevada. The property is being acquired under a 20-year (with a 1-year extension provision) mining lease and option to purchase agreement dated December 15, 2003 which requires payments totalling $850 to be made on the following basis: $25 upon signing of the agreement (paid), $35 on the first anniversary of the agreement, $40 on the second anniversary, $60 on the third anniversary, $75 on the fourth and subsequent anniversaries to the total of $850. The property is subject to a 3% NSR, 2% of which can be purchased by the Company for $2,000 within six months from the start of commercial production. The Company can terminate this option agreement at any time without further liability to the Company.

		ii)	Surefire Property, Nevada

The Surefire property consists of 191 claims in the Crescent Valley area of Nevada. The 100% owned claims were staked by the Company in the current year.

	d)	Argentina Properties - Agreement with Silver Standard Resources Inc. ("SSO")

By agreement dated December 14, 2001, PRMC agreed to sell its 100% interest in certain subsidiaries that held the Diablillos mineral property located in Argentina. As consideration, SSO paid $3,400 in cash and treasury shares. PRMC received $1,500 in cash during the year ended December 31, 2001 and 383,025 common shares of SSO with a fair market value of $1,000 prior to the amalgamation date of April 11, 2002. During the fiscal year 2003, the Company received 142,970 shares of SSO, which had a fair market value of $900, thus completing the terms of the agreement. All amounts received from SSO were treated as a recovery of acquisition and deferred exploration costs on the Diablillos property and any recovery in excess of cost was treated as a gain, once received. The amount of the gain recorded during the year ended April 30, 2003 was $922.

8.	Closure Fund, Accrued Closure Costs and Loan Payable/Due to a Related Party

	a)	Loan Payable / Due to a Related Party

The Company, as part of the Denton-Rawhide acquisition, agreed to reimburse Kinross Gold Corporation ("Kinross"), who was, at the time, a major shareholder of the Company and had a director in common, a principal amount of $2,118 for Kinross' interest in the reclamation and severance trust funds ("Closure Fund") held for the benefit of the Denton-Rawhide operation. The principal amount is repayable to Kinross, on an annual basis, from 25% of the net internal cash flow from the Denton-Rawhide Mine. Interest is payable annually at rates equivalent to those earned by the Closure Fund trust accounts. As a result of adjustments to working capital accounts at the time of purchase, the principal amount owing to Kinross was reduced to an outstanding amount of $1,849 of which $1,021 was paid on December 31, 2003 and the balance of $828 is payable at December 31, 2004. As at April 30, 2003, the outstanding loan amount was $1,849 plus accrued interest of $22 ($231 was determined to be the current portion of the loan based on management's estimate of the 25% of fiscal 2004 cash flows from Denton-Rawhide operations, and $1,640 was classified as long-term).

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

8.	Closure Fund, Accrued Closure Costs and Loan Payable/Due to a Related Party - Continued

	a)	Loan Payable / Due to a Related Party - Continued

Kinross became a non-related party to the Company in December 2003 by virtue of the disposal of its entire shareholdings in the Company at that time.

	b)	Closure Fund

The Denton-Rawhide Closure Fund investments of $3,119 (2003 - $3,410) are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2004 was approximately $3,300 (2003 - $3,700). During the year ended April 30, 2004, $465 (2003 - $Nil) was drawn from the fund to pay severances owed to Denton-Rawhide employees due to the cessation of mining and processing activities and the related reduction of the workforce. These severances paid were part of the accrued closure costs. The Company will not have access to any excess funding of these funds until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

	c)	Accrued Closure Costs

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $1,826 at April 30, 2004 (2003 - $3,388) of which $1,636 (2003 - $1,900) is long-term and $190 (2003 - $1,488) is current. The closure trust funds are provided as security to the mine operator for the Company's portion of estimated closure liabilities.

9.	Share Capital

Stock Options

Upon amalgamation, stock options outstanding under the plans of Dayton and PRMC were rolled over, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options.

In October 2002 shareholders approved a new stock option and bonus plan under which, up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares are reserved for the grant of bonus shares to directors, employees or consultants ("eligible parties").

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

9.	Share Capital - Continued

Stock Options – Continued

Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors. Details are as follows:

	Number of Options
	Pre-	October	Weighted Average
	Amalgamation	2002	Exercise Price
	Plans	Plan	(in Cdn $)	Expiry
Options outstanding at April 30, 2002	5,356,880	-	$0.71	2003-2006
Year ended April 30, 2003 - granted	-	2,130,000	$0.62	2007
- expired/cancelled	(719,600)	(20,000)	$0.73	2002-2003
- exercised	(119,800)	-	$0.40	2002-2003
Options outstanding at April 30, 2003	4,517,480	2,110,000	$0.73	2003-2007
Year ended April 30, 2004 - granted	-	1,425,800	$0.80	2008
- expired/cancelled	(952,700)	(130,000)	$1.27	2004-2007
- exercised	(1,760,400)	(195,000)	$0.80	2003-2008
Options outstanding at April 30, 2004	1,804,380	3,210,800	$0.60	2004-2008
Vested as at April 30, 2004	1,804,380	2,260,266	$0.56	2004-2008

The following table summarizes information about stock options outstanding to directors and employees as at April 30, 2004.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
June 29, 2004	$1.36	36,080	36,080
September 24, 2004	$1.30	29,000	29,000
May 28, 2005	$0.54	763,300	763,300
July 4, 2006	$0.29	976,000	976,000
April 18, 2007	$0.62	1,810,000	1,810,000
July 23, 2008	$0.43	170,800	56,933
October 8, 2008	$0.85	1,230,000	393,333
		5,015,180	4,064,646

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

9.	Share Capital - Continued

Stock Options - Continued

The Company has prospectively adopted the recommendations of CICA Handbook Section 3870

"Stock-based Compensation and Other Stock-based Payments " for stock options granted to directors, officers and employees effective May 1, 2003. Comparative figures have been shown on a pro forma basis, as required.

Stock-based compensation expense relating to:		2004(i)	2003(ii)
Administrative costs		$316	$473
Exploration costs		20	-
Total stock-based compensation		$336	$473

Loss for the year – as reported		$(6,859)	$(2,800)
Loss for the year – pro forma	$	N/A	$(3,273)
Loss Per Share - Basic and Diluted (in US dollars)
As reported		$(0.09)	$(0.04)
Pro-forma	$	N/A	$(0.04)

(i)	Recorded as an expense with the offsetting entry to share capital.
(ii)	Disclosed as an expense on a pro forma basis only.

No stock-based compensation was reported in the fiscal periods ended April 30, 2002 and December 31, 2001.

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes Option Pricing Model with the following assumptions:

	April 30, 2004	April 30,2003
Average risk free interest rate	3.85%	4.31%
Average expected option life	4 years	4 years
Stock volatility – based on trading history	82.31%	89.46%
Dividend payments during life of option	Nil	Nil

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

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

10.	Gold Sales Contracts

At April 30, 2004, the Company's gold hedging position consisted of 6,000 ounces (2003 - 6,000) of forward sales contracts for future delivery of gold at various dates from May 2004 to October 2004 (2003 - May to August 2003) at an average price of US$411 (2003 - US$368) per ounce. At April 30, 2004 the Company had no financial exposure to market risks related to the settlement of outstanding hedges as gold spot prices were approximately US$390 (2003 - US$339) per ounce at that date. The estimated fair value of these contracts at the April 30, 2004 spot prices was $126 (2003 - $174), which represents the fair value to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company's gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company's gold hedging contract counter parties are large international credit-worthy institutions.

11.	Income Taxes

As at April 30, 2004 the Company has the following tax loss carry forwards:

Country	Category	Amount	Expiry
Argentina	Operating losses	$2,376	2005-2009
Canada	Non-capital losses	$5,812	2005-2011
	Net capital losses	$2,380	N/A
	Mineral expenditures	$10,096	N/A
El Salvador	Mineral expenditures	$12,665	(i)
United States	Operating – Regular tax	$11,863	2005-2024
	Operating – Alternative minimum tax	$7,063	2008-2024

(i)	These expenditures expire when they are written-off for local accounting purposes.

Future income tax assets are not recorded for the above tax loss carry forwards due to the significant uncertainty of their recovery. The tax losses may be subject to audit and adjustment by local tax authorities

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

12.	Commitments

	a)	Lease Commitments

The Company has entered into operating leases for office premises and a photocopier. Minimum lease payments are as follows:

		Office
	(i)	Premises	Photocopier	Total
2005		$64.7	$3.6	$68.3
2006		43.9	3.6	47.5
2007		39.7	3.6	43.3
2008		33.6	3.6	37.2
2009		7.2	-	7.2
		$189.1	$14.4	$203.5

	(i)	In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

b)	Proposed Sale of Subsidiaries

On March 31, 2004, the Company signed a Proposal for Acquisition Agreement in which it agreed to sell to an unrelated party 100% of the shares of its wholly owned subsidiaries Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada and Compania Minera Dayton ("CMD") for $5,000 cash and 4,000,000 common shares of the purchaser as follows:

	Cash	Shares
Upon closing	$1,000	3,000,000
On or before December 31, 2004	1,000	1,000,000
On or before December 31, 2005	1,000	-
On or before December 31, 2006	1,000	-
On or before December 31, 2007	1,000	-
	$5,000	4,000,000

The closing of the transaction is subject to (i) a satisfactory completion of due diligence by the purchaser, (ii) approval of the transaction by the board of directors of the purchaser, (iii) regulatory approval of the transaction, and (iv) reduction of CMD's debt from approximately US $2,700, to US $2,000 or less. CMD's primary holding is the Andacollo gold mine property in Chile which the Company officially shut down in December 2000.

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

13.	Segmented Information

Details are as follows:

	Year	Year	Four Months	Year
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	December 31,
	2004	2003	2002	2001

Total Assets
Canada	$1,017	$99	$2,682	$1,064
USA	8,556	17,094	18,445	19,275
El Salvador	4,457	4,252	4,184	4,184
Chile	3	2	19	17

Total	$14,033	$21,447	$25,330	$24,540

Total Property, Plant and Equipment
Canada	$9	$8	$11	$2
USA	909	1,263	5,238	6,262
El Salvador	4,184	4,184	4,184	4,184
Chile	-	-	17	17

Total	$5,102	$5,455	$9,450	$10,465

Revenue, Excluding Interest Income
Canada	$-	$-	$-	$-
USA	12,140	12,509	5,303	14,913
El Salvador	-	-	-	-
Chile	-	-	-	-

Total	$12,140	$12,509	$5,303	$14,913

Depreciation, Depletion and Amortization
Canada	$5	$4	$1	$6
USA	1,290	3,088	1,195	2,974
El Salvador	-	-	-	-
Chile	-	-	-	-

Total	$1,295	$3,092	$1,196	$2,980

Net Income (Loss)
Canada	$(1,010)	$847	$(969)	$(1,021)
USA	(1,475)	(1,004)	(401)	(1,770)
El Salvador	(4,822)	(3,151)	(231)	(580)
Chile	448	508	-	-

Total	$(6,859)	$(2,800)	$(1,601)	$(3,371)

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

14.

United States Generally Accepted Accounting Principles ("US GAAP")

The effect of the measurement differences between Canadian GAAP and US GAAP are summarized below.

Under US GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders' equity. Declines in fair value that are other than temporary are written off. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value. The significant changes in the consolidated financial statements relative to US GAAP are as follows:

Statements of Loss (in thousands of US dollars, except for per share amounts)

	Year	Year	Four Months	Year
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	December 31,
	2004	2003	2002	2001

Net loss following Canadian GAAP	$(6,859)	$(2,800)	$(1,601)	$(3,371)
Loss on write-down of marketable securities	-	-	-	(62)

Net loss following US GAAP	(6,859)	(2,800)	(1,601)	(3,433)
Unrealized holding gain on marketable
securities	-	50	72	43
Loss on write-down of marketable securities	-	-	-	62

Comprehensive loss, following US GAAP	(6,859)	(2,750)	(1,529)	(3,328)
Weighted average number of common shares,
computed under US GAAP (thousands of
shares)	79,146	78,450	58,707	31,124

Loss per share, following US GAAP	$(0.09)	$(0.04)	$(0.03)	$(0.11)

Deficit and Comprehensive Gain (Loss) (in thousands of US dollars)

	April 30,	April 30,
	2004	2003
Deficit
Adjusted deficit, beginning of period per US GAAP	$(41,275)	$(38,475)
Net loss per US GAAP	(6,859)	(2,800)
Adjusted deficit, end of period per US GAAP	$(48,134)	$(41,275)

Accumulated Other Comprehensive Gain (Loss)
Beginning of period per US GAAP	$-	$(50)
Current year other comprehensive gain (loss)	-	50
Accumulated other comprehensive gain (loss), end of period
per US GAAP	$-	$-

As the Company delivers gold against outstanding forward sales contracts, it has determined that there is no impact from the adoption of Statement of Financial Accounting Standard ("SFAS") No. 133, Accounting For Derivative Instruments and Hedging Activities.

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

14.	United States Generally Accepted Accounting Principles - Continued

Recent U.S. Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, " Business Combinations ". SFAS No. 141 mandates the purchase method of accounting for all business combinations initiated after June 30, 2001. In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in business combinations completed after June 30, 2001. The Company adopted SFAS No. 141, as required, with no material impact on its financial statements.

In June 2001, the FASB issued SFAS No. 142, " Goodwill and Other Intangible Assets ", which revises the accounting for purchased goodwill and other intangible assets. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be systematically amortized into operating results. Instead, each of these assets will be tested, in the absence of an indicator of possible impairment, at least annually, and upon an indicator of possible impairment, immediately. The Company adopted SFAS No. 142, as required, on January 1, 2002 with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement. The Company adopted SFAS No. 143, as required, on May 1, 2003.

In August 2001, the FASB issued SFAS No. 144, " Accounting for the Impairment or Disposal of Long- lived Assets ". SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121. Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required. The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, " Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ". SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Finally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on May 15, 2002 for transactions occurring after such date with no material impact on its financial statements. The Company adopted the remaining provisions of SFAS No. 145, as required, on May 1, 2003 with no material impact on its financial statements.

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

14.	United States Generally Accepted Accounting Principles - Continued

Recent U.S. Accounting Pronouncements - Continued

In June 2002, the FASB issued SFAS No. 146, " Accounting for Costs Associated with Exit or Disposal Activities ". SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred. The Company adopted SFAS No. 146, as required, on May 1, 2003 with the result that the carrying value of the Rawhide Mine and the corresponding asset retirement obligation was increased by $0.5 million.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" . SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company adopted SFAS No. 148, on May 1, 2003. This change in accounting treatment increased expenses by $336 in the current fiscal year (Note 9).

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), " Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. The rules are effective in financial statements for periods ending after March 15, 2004. The adoption did not have any impact on the Company's financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" . SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ( "DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

Pacific Rim Mining Corp. Notes to Consolidated Financial Statements April 30, 2004 and 2003 In thousands of U.S. dollars

14.	United States Generally Accepted Accounting Principles - Continued

Recent U.S. Accounting Pronouncements - Continued

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" . SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on August 1, 2003, with no material impact on its financial statements.

In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company's financial statements.

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

4.3(2)
Agreement and First Amendment to Construction and Post- Construction Operating Agreement dated as of December 15, 1992 made among Kennecott Rawhide, Kiewit Mining Group Inc., Plexus Inc. and Plexus Rawhide Mining Company

4.4(2)
Participation Agreement dated as of June 23, 1989 made between Plexus Inc. (as assigned to Plexus Rawhide Minng Company which changed its name to Kinross Rawhide) and Kiewit Mining Group Inc. (as assigned to Kiewit Rawhide Corp. which changed its name to Kinross Fallon).

4.5(2)	Option and Royalty Agreement among Mirage Resource Corporation, Zinc Metal Corporation and New York and El Salvador Mining Co. Inc. dated June 25, 1993

4.6(2)	Promissory Notes dated April 6, 2000 between Kinross Fallon Inc., and Kinross Rawhide Mining Company and Dayton (US) Inc.

12.1	Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Exhibit Description

13.1	Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Staley & Okada & Partners

(1)	Incorporated by reference to exhibits filed as part of the Company’s Form 8-A Registration Statement filed with the Securities and Exchange Commission on May 6, 2002.
(2)	Incorporated by reference to exhibits filed as part of the 20F of the Company dated August 26, 2002.
(3)	Incorporated by reference to exhibits filed as part of the 20F of Dayton dated February 26, 2002

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date: August 18, 2004	//s// “Thomas C. Shrake” Thomas C. Shrake Its: Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

1.1(1)	Articles of the Company approved January 8, 2002.

4.1(2)	Assignment Agreement dated for reference as of April 6, 2000 between Kinross Rawhide Mining Company, Kinross Fallon Inc. and Dayton Mining Corporation

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

4.3(2)
Agreement and First Amendment to Construction and Post- Construction Operating Agreement dated as of December 15, 1992 made among Kennecott Rawhide, Kiewit Mining Group Inc., Plexus Inc. and Plexus Rawhide Mining Company

4.4(2)
Participation Agreement dated as of June 23, 1989 made between Plexus Inc. (as assigned to Plexus Rawhide Minng Company which changed its name to Kinross Rawhide) and Kiewit Mining Group Inc. (as assigned to Kiewit Rawhide Corp. which changed its name to Kinross Fallon).

4.5(2)	Option and Royalty Agreement among Mirage Resource Corporation, Zinc Metal Corporation and New York and El Salvador Mining Co. Inc. dated June 25, 1993

4.6(2)	Promissory Notes dated April 6, 2000 between Kinross Fallon Inc., and Kinross Rawhide Mining Company and Dayton (US) Inc.

12.1	Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Staley & Okada & Partners

(1)	Incorporated by reference to exhibits filed as part of the Company’s Form 8-A Registration Statement filed with the Securities and Exchange Commission on May 6, 2002.
(2)	Incorporated by reference to exhibits filed as part of the Company’s 20F dated August 26, 2002.
(3)	Incorporated by reference to exhibits filed as part of the 20F of Dayton dated February 26, 2002