Form 20-F/A
period 2004-04-30
PACIFIC RIM MINING CORP
filed 2005-04-22
CIK 1056512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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
Item 17 ☒  Item 18 ☐

Explanatory Note: PACIFIC RIM MINING CORP. (the “Company” or the “Registrant”) is filing this Amendment No. 1 on Form 20-F/A to its Form 20-F for the year ended April 30, 2004, which was originally filed on August 18, 2004 with the United States Securities and Exchange Commission, to include Auditors' Report issued by PricewaterhouseCoopers LLP dated January 11, 2002, related to the audited statements of loss and cash-flows of Pacific Rim Mining Corp. for the year ended December 31, 2001. No other amendments were made to the Form 20-F annual report for the year ended April 30, 2004.

2

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

Auditors’ Report of Staley & Okada & Partners;
Auditors’ Report of PricewaterhouseCoopers LLP;
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

PACIFIC RIM MINING CORP.

(Formerly Dayton Mining Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2004 and 2003

Expressed in US Funds

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

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

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and, where possible, segregation of responsibilities.

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

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, Staley, Okada & Partners, in accordance with Canadian and United States generally accepted auditing standards. The auditors’ report outlines the scope of their audit and their opinion on the consolidated financial statements.

“F. John Norman”	“Thomas C. Shrake”
Chief Financial Officer	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Pacific Rim Mining Corp.:

We have audited the accompanying consolidated balance sheets of Pacific Rim Mining Corp. (formerly Dayton Mining Corporation) as of April 30, 2004 and 2003, and the related consolidated statements of loss, shareholders’ equity, and cash flows for the years ended April 30, 2004 and 2003 and for the four months ended April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Independent Auditors’ Report

To the Shareholders of Pacific Rim Mining Corp. (formerly Dayton Mining Corporation)

We have audited the consolidated statements of loss and cash flows of Pacific Rim Mining Corp. (formerly Dayton Mining Corporation) for the year ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2001 in accordance with generally accepted accounting principles in Canada.

“PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, B.C., Canada
January 11, 2002

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

3

ITEM 19:             EXHIBITS

Exhibits as follows:

Exhibit	Exhibit Description
Number

12.1	Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Staley & Okada & Partners

14.2	Consent of PricewaterhouseCoopers LLP

4

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date:	April 19, 2005	/s/ Thomas C. Shrake
Thomas C. Shrake
Its: Chief Executive Officer

5

EXHIBIT INDEX

Exhibit	Exhibit Description
Number

12.1	Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Staley & Okada & Partners

14.2	Consent of PricewaterhouseCoopers LLP