Form 20-F
period 2005-04-30
PACIFIC RIM MINING CORP
filed 2005-07-28
CIK 1056512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
  ☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
  ☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2005
OR
  ☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-31328

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
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital of common stock as of the close of the period covered by this report, April 30, 2005: 80,642,194 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements
for the past 90 days. Yes ☒   No☐

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☒  Item 18 ☐

TABLE OF CONTENTS

		Page

NOTE REGARDING FORWARD LOOKING STATEMENTS		1

GLOSSARY OF TERMS		2

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3:	KEY INFORMATION	6

ITEM 4:	INFORMATION ON THE COMPANY	16

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	35

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	48

ITEM 8:	FINANCIAL INFORMATION	49

ITEM 9:	THE OFFER AND LISTING	50

ITEM 10:	ADDITIONAL INFORMATION	51

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	63

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	64

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES	64

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	64

ITEM 15:	CONTROLS AND PROCEDURES	64

ITEM 16:	AUDIT COMMITTEE FINANCIAL EXPERT; CODE OF ETHICS; PRINCIPAL ACCOUNTANT FEES AND SERVICES, EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES; PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	65

ITEM 17:	FINANCIAL STATEMENTS	72

ITEM 18:	FINANCIAL STATEMENTS	73

ITEM 19:	EXHIBITS	73

SIGNATURE		75

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

Statements concerning reserves, if any, and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	risks related to gold price and other commodity price fluctuations;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•	risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
•
results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Corporation’s expectations;

•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration or development activities or the completion of feasibility studies;
•	the uncertainty of profitability based upon the Corporation’s history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
•	risks related to environmental regulation and liability;
•	risks related to hedging activities;
•	political and regulatory risks associated with mining and exploration; and
•	other risks and uncertainties related to the Corporation’s prospects, properties and business strategy.

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

“SG”	Specific gravity, a measurement of density.

“TSX”	The Toronto Stock Exchange.

“tpd”	Tonnes per day. One tonne equals 1.10231 tons.

NI 43-101
Definitions

mineral reserve
The term “mineral reserve” refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

Mineral Reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

mineral resource*
The term “mineral resource” refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this Report are Canadian mining terms as defined in accordance with National Instrument 43- 101 under the guidelines set out in the CIM Standards.

measured mineral resource*
The term “measured mineral resource” refers to that part of a mineral resource for which quantity grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

indicated mineral resource*
The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource*
The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Proven Mineral Reserve
‘Proven Mineral Reserve’ means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, so that there is the highest degree of confidence in the estimate. This definition for differs from the standards in the United States, where proven or measured reserves are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Probable Mineral Reserve
‘Probable Mineral Reserve’ means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures. This definition for differs from the standards in the United States, where probable mineral reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources and Inferred Resources: We advise U.S. Investors that while the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this Report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

SEC Industry Guide 7 Definitions

reserve*
The term “reserve” refers to that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves must be supported by a feasibility study done to bankable standards that demonstrates the economic extraction. (“Bankable standards” implies that the confidence attached to the costs and achievements developed in the study is sufficient for the project to be eligible for external debt financing.) A reserve includes adjustments to the in-situ tonnes and grade to include diluting materials and allowances for losses that might occur when the material is mined.

proven reserve
The term “proven reserve” refers to reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape depth and mineral content of reserves are well-established.

Probable reserve
The term “probable reserve” refers to reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

mineralized material	The term “mineralized material” refers to material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

non-reserves	The term “non-reserves” refers to mineralized material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

exploration stage	An “exploration stage” prospect is one which is not in either the development or production stage.

development stage
A “development stage” project is one which is undergoing preparation of an established commercially mineable deposit for its extraction but which is not yet in production. This stage occurs after completion of a feasibility study.

production stage	A “production stage” project is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.

*It is the U.S. Securities and Exchange Commission staff’s position that:

•	A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

•	The historic three year average price is to be used in any reserve or cash flow analysis to designate reserves.

•	To meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

ITEM 1:          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2:          OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:          KEY INFORMATION

3 A.          SELECTED FINANCIAL DATA

The following table sets forth selected historical data regarding the Company’s consolidated operating results and financial position. The data set forth below is stated in thousands of U.S. dollars (except per share amounts). This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differs in many respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A discussion of differences between Canadian GAAP and U.S. GAAP is contained in Note 16 to the audited Consolidated Financial Statements. The following table should be read in conjunction with Item 5 - “Operating and Financial Review and Prospects”, and the consolidated financial statements and notes thereto included in Item 17 of this Annual Report.

	Year Ending April 30			Four Months	Year Ending December
				Ending	31
				April 30,
In ‘000’s, except share	2005	2004	2003	2002	2001	2000
amounts:
Income Statement
Data
Metal sales	$11,868	$12,140	$12,509	$5,303	$14,913	$34,926
Interest income	120	182	175	62	122	525
Gain on Sale of Mineral
Properties	-	-	922	-	-	-
Net Income (Loss) from
Operations	2,027	(1,348)	(844)	(347)	(1,612)	(5,273)
Net Income (Loss)	(4,634)	(6,859)	(2,800)	(1,601)	(3,371)	(31,388)
Loss per share – basic
and diluted	(0.06)	(0.09)	(0.04)	(0.03)	(0.11)	(1.17)

Balance Sheet Data
Working capital	$(135)	$3,033	$7,633	$8,616	$7,683	$9,865
Total assets	8,618	14,033	21,447	25,330	24,540	28,563
Net assets	5,539	9,618	14,960	17,729	16,998	20,369
Long-term debt	-	-	1,640	1,849	1,849	1,849
Shareholders equity	5,539	9,618	14,960	17,729	16,998	20,369
Capital stock	57,435	57,364	56,173	56,142	53,810	53,810
Outstanding shares	80,642,194	80,483,994	78,528,594	78,408,794	31,123,974	31,123,974
Dividends declared	-	-	-	-	-	-

Had the Consolidated Financial Statements of the Company been prepared in accordance with U.S. GAAP, certain selected financial data would have been reported as follows, (in thousand of U.S. dollars except per share amounts):

	Year Ending April 30			Four Months	Year Ending
				Ending	December 31
				April 30,
	2005	2004	2003	2002	2001	2000

Income Statement Data
Net Income (Loss)	$(4,634)	$(6,859)	$(2,800)	$(1,601)	$(3,433)	$(31,388)
Net Income (Loss)
per share	(0.06)	(0.09)	(0.04)	(0.03)	(0.11)	(1.17)

Balance Sheet Data
Total assets	$8,618	$14,033	$21,447	$25,402	$24,583	$28,563
Shareholders’ equity	5,539	9,618	14,960	17,801	17,041	20,369

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

				For the Four
	For the Year Ended April 30			Months Ended	For the Years Ended
				April 30,	December 31,
	2005	2004	2003	2002	2001	2000
High	1.3970	1.4221	1.5963	1.6125	1.494	1.438
Low	1.1775	1.2923	1.4336	1.5632	1.602	1.557
Period End	1.2568	1.3711	1.4336	1.5681	1.593	1.500
Average	1.2699	1.3439	1.5335	1.5913	1.549	1.486

The high and low exchange rates based on the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York for each month during the previous six months are as follows:

Month	High	Low
June 2005	1.2578	1.2256
May 2005	1.2703	1.2373
April 2005	1.2568	1.2146
March 2005	1.2463	1.2017
February 2005	1.2562	1.2294
January 2005	1.2422	1.1982

On July 18, 2005, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York was $1.00 = Cdn$1.2154. Except as otherwise provided, all dollar amounts are in United States dollars.

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

History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. The Company incurred losses during each of the following periods:

•	$4.634 million for the year ended April 30, 2005
•	$6.859 million for the year ended April 30, 2004
•	$2.8 million for the year ended April 30, 2003

As of April 30, 2005, the Company had an accumulated deficit of $52.706 million.

Pacific Rim’s sole source of operating revenue is derived from its interest in Denton-Rawhide, which provided revenues from bullion (gold and silver) sales of $12.5 million, $12.1 million and $11.9 million provided in each of the periods fiscal years ended April 30, 2003, April 30, 2004 and April 30, 2005, respectively. Production at Denton-Rawhide decreased during the past fiscal year and is expected to continue to decline as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company’s control, the Company is unable to reliably estimate its share of gold production from Denton-Rawhide for fiscal 2006. There can be no assurance that the Company will realize revenue growth or achieve profitability.

Financing Risks

The Company anticipates that expected cash generated from leaching activities at Denton-Rawhide, together with funds derived from the sale of assets (see “Other Properties, Andacollo Mine, Chile”), will be sufficient to fund the Company’s cash requirements and exploration activities through April 30, 2006. See Item 5 for particulars of liquidity, capital resources and financial condition. In each of the 12-month periods ending April 30, 2003, April 30, 2004 and April 30, 2005, the Company has spent approximately $3.2 million, $4.5 million and $5.6 million, respectively, on work programs to advance the El Dorado property in El Salvador. Beyond April 30, 2006, the Company intends to rely on accumulated cash reserves, if any; cash generated from operations, if any; collaborative agreements, if any; a reduction in exploration activities as necessary, and public and private financing, which may be highly dependent on the results of the Company’s exploration programs. There can be no assurance that the Company’s exploration programs will result in locating commercially exploitable mineral ores or that the Company’s properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Pacific Rim has limited financial resources and had a working capital deficit of $0.135 million as of fiscal year end April 30, 2005. There is no assurance that operating cash flow from Denton-Rawhide will continue to be sufficient (See “Metal Price Volatility and Production Risks”), or that additional funding will be available to it to further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

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

The Company’s principal exploration property is located in El Salvador which country imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. See “Item 4. Business Overview – El Salvador Mining Regime.” The Company may acquire interests in properties in other Latin or North and Central American countries that may place substantial restrictions on the Company’s exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company’s properties or its operations. Such restrictions may have a materially adverse effect on the Company’s business and results of operation.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Company may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure or against which for economic reasons it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position. In addition, there are a number of uncertainties inherent in any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

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

Uncertainty of Mineralization Estimates

Although the Company has assessed the mineral reserve and mineral resource estimates presented herein and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Title to Properties

The Company’s exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. As part of its investigations, Pacific Rim has investigated and believes it has good title to its properties. However, Pacific Rim cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions. The Company is in the process of converting its exploration licenses in El Salvador to an exploitation concession and has made the necessary applications and carried out the studies requested by the authorities, including an environmental impact study. The approval of the environmental impact study by the environmental ministry is a requirement for approval of the exploitation concession by the economic ministry. The Company cannot say with certainty when or if the authorities in El Salvador will approve the environmental impact study and conversion of the exploitation licences to an exploitation concession.

Metal Price Volatility

The Company’s ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is not within the control of the Company. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. During the year ended April 30, 2005 the annual high and low prices for gold per ounce for the 10:30 a.m. fixings on the London Bullion Market were $455.75 and $373.50, respectively. On July 15, 2005 the 10:30 a.m. fixing on the London Bullion Market was $421.60 and last spot market price of gold on the New York Commodities Exchange was $420.60 per ounce.

Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include:

•	industrial and jewelry demand;

•	central bank lending or purchases or sales of gold bullion;

•	forward or short sales of gold by producers and speculators;

•	future level of gold production; and

•	rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds.

Gold prices are also affected by macroeconomic factors including:

•	confidence in the global monetary system;

•	expectations of the future rate of inflation;

•	the availability and attractiveness of alternative investment vehicles;

•	the general level of interest rates;

•	the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies;

•	global and regional political or economic events; and

•	costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

While gold production, sales and prices are by far the most significant factor affecting the financial performance of the Company, approximately 14% of the Company’s sales revenues are derived from silver. Silver prices are determined in the international marketplace through the interaction of supply and demand for this metal. The Company has no influence over the price it receives from the sale of silver.

Government Law, Environmental and Other Regulatory Requirements
The Company’s main exploration property, the El Dorado property, is located in El Salvador. In addition it holds or seeks to acquire properties for exploration in other South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

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

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company’s knowledge, it is operating in compliance with all applicable environmental and closing regulations.

Hedging Activities
The Company’s primary business is the acquisition, exploration and development of gold and silver properties and its revenue to date has almost entirely been derived from proceeds from, or related to, the sale of gold and silver. (See “Risk Factors – Risks Associated with Mining – Metal Price Volatility”). Gold and silver prices are subject to significant volatility and these changes, to the extent that the Company’s production is unhedged, can significantly affect the Company’s profitability and cash flow. Gold prices declined steadily since the latter part of 1996, culminating in August 1999 with the lowest price in twenty-one years, and until the spring of 2002 essentially remained near or below $300 per ounce. Monthly prices over the past financial year for gold have averaged from $383 to $439 per ounce. Silver prices also have been volatile.

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

Currency Fluctuations May Affect the Costs of Doing Business
The Company’s activities are currently located in, Canada, the United States, Argentina, El Salvador and Chile. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company’s activities in Canada, Chile and El Salvador may be denominated in currencies not directly related to the price of the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company’s cost of doing business in these countries. The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

The Company’s Insurance Coverage May Be Inadequate
The mining industry is subject to significant risks that could result in:

•	damage to or destruction of property and facilities;

•	personal injury or death;

•	environmental damage and pollution;

•	delays in production; or

•	expropriation of assets and loss of title to mining claims.

While where applicable the Company has purchased property, business interruption (Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

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

•	impose a royalty on the production of metals or minerals from unpatented mining claims;

•	reduce or prohibit the ability of a mining company to expand its operations; and

•	require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of operations at Denton-Rawhide.

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

Increased Costs and Compliance Risks as a Result of Being a Public Company.
Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission, the American Stock Exchange and the Toronto Stock Exchange. The Company expects these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. Like many smaller public companies, the Company faces a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of public companies to evaluate the effectiveness of internal control over financial reporting and the independent auditors to attest to the effectiveness of such internal controls and the evaluation performed by management. The SEC has adopted rules implementing Section 404 for public companies as well as disclosure requirements. The Public Company Accounting Oversight Board, or PCAOB, has adopted documentation and attestation standards that the independent auditors must follow in conducting the attestation under Section 404. The Company is currently preparing for compliance with Section 404; however, there can be no assurance that the Company will be able to effectively meet all of the requirements of Section 404 in the required timeframe. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

If the Company fails to maintain the adequacy of its internal controls, the Company’s ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 could be impaired, which could cause the Company stock price to decrease substantially.

ITEM 4:          INFORMATION ON THE COMPANY

4 A.          HISTORY AND DEVELOPMENT OF THE COMPANY

The legal and commercial name of the Company is Pacific Rim Mining Corp.

The Company was formed by the amalgamation (the “Amalgamation”) of Dayton Mining Corporation (“Dayton”) and Pacific Rim Mining Corp. (“PacRim”) (together the “Predecessor Companies”) on April 11, 2002. The Amalgamation received shareholder approval of both Dayton and PacRim on April 3, 2002 and approval of the Supreme Court of British Columbia on April 10, 2002.

On March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (the “New Act”) and repealed the former act, which previously governed the Company. The New Act removed many of the restrictions contained in the former act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital. The New Act also uses new forms and terminology. Under the New Act, every company incorporated, amalgamated or continued under the former act must complete a mandatory transition rollover under the New Act to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004, after which existing articles could be altered to take advantage of new provisions contained in the New Act. Under the New Act, the directors of the Company were permitted to approve and complete this mandatory transition rollover, and accordingly the Company filed a transition application with the Registrar of Companies effective July 26 2004. At an annual general meeting held on September 22, 2004, the Company’s shareholders approved, by a three-quarter majority vote cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions, the removal of pre-existing company provisions that applied to the Company relating to restrictions in the former act and no longer required under the New Act, and certain amendments to its Notice of Articles and to its authorized share capital. In addition, the shareholders approved new articles (the “New Articles”) to bring the Company’s charter documents into line with the New Act and, as permitted by the New Act, altered the authorized capital of the Company from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value and the alteration of the Notice of Articles. The changes were effected and the Registrar issued a new Notice of Articles on January 20, 2005.

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

See Item 5 – Operating and Financial Review and Prospects for important events that have occurred in the development of the Company’s business during the last full financial year from May 1, 2004 to April 30, 2005, and subsequent thereto to June 30, 2005, being the latest practicable date. Also see Item 5 for information on the Company’s principal capital expenditures and divestures during the past three years and current capital expenditures. Other than the ongoing drill programs in El Salvador, there are no major capital expenditures or divestitures in progress.

The Company anticipates spending $6 million or more during the next year for project development in El Salvador in connection with the assessment and design of a mine and processing plant, upon completing financing from the sale of assets or shares.

There has not been any indication of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies shares during the last or current financial year.

4 B.          BUSINESS OVERVIEW

The Company is a British Columbia based mineral resource corporation engaged, through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties, primarily gold and silver.

The Company’s principal activities are exploration activities currently chiefly focused in El Salvador. The Company continues to explore for projects to acquire in the Americas that warrant drilling.

The Company’s principal property currently is the El Dorado gold property (“El Dorado Property”) located in El Salvador. Predecessor Dayton acquired the two exploration licenses comprising the El Dorado Property through the acquisition of Mirage Resource Company, in April 2000.

In addition, the Company, through its wholly owned subsidiary, Dayton Mining (U.S.) Inc., holds a 49% joint venture interest in the Denton Rawhide Mine, Nevada, an open pit gold-silver heap leach residual leach operation. Ore extraction at Denton-Rawhide ceased in May 2003 and residual leaching of stockpiled ore is expected to continue for several years. Predecessor Dayton acquired the 49% interest in the Denton-Rawhide property through the issue of shares in 2000.

In each of the 12 month periods ending April 30, 2003, April 30, 2004 and April 30, 2005, the Company has spent approximately $3.2 million, $4.5 million and $5.6 million respectively on work programs to advance the El Dorado property in El Salvador.

The Company has financed its exploration programs during the past three years from cash on hand derived from the sale of marketable securities and net cash proceeds from its 49% interest share in production at Denton Rawhide. In each of the periods April 30, 2003, April 30, 2004 and April 30, 2005, revenues from bullion (gold and silver) sales totalled $12.5 million, $12.1 million and $11.9 million, respectively. The average price of gold received, per ounce, was $321 in 2003, $385 in 2004 and $412 in 2005.

Equipment used for exploration or drilling is rented or contracted as needed.

See Item 3D – in particular (i) Risks Associated with Foreign Operations and (ii) Title to Properties.

See Item 4D – Property Plant and Equipment, for an overview of the Company’s properties.

See Item 5 - Operating and Financial Review and Prospectus, for an overview of the Company’s financial position and past revenues and expenditures.

El Salvador Mining Regime

Under the laws of El Salvador, the government owns all mineral rights. All uncultivated private and government-owned lands are open to exploration and are available through application for an exploration license, which can subsequently be converted, to an exploitation concession upon compliance with certain conditions. An exploration permit is held by payment of an annual fee, compliance with the environmental laws of the country and fulfillment of the technical exploration program, which may be modified on an annual basis. El Salvadorian mining laws do not discriminate between nationals and foreigners.

In mid 2001 the government of El Salvador enacted several modifications to the Salvadorian Mining Law. The most significant of these changes included an extension from 5 years to 8 years for the time before which the holder of an exploration license must convert the licence into an exploitation concession. This revision provided the Company an additional three years in which to advance the El Dorado project to the development stage and then apply to the government for an exploitation concession. The application to convert an exploration licence to a 30 year (or longer) exploitation concession must be accompanied by, among other things, a feasibility study, a development work program and an approved environmental impact study. Under the old laws the maximum size for exploitation concession was 10 square kilometres. This arbitrary size restriction has been removed. A final and important change was that the royalty levied on mineral production was reduced to 2% from 4% of net smelter returns.

Pacific Rim is continuing exploration and has submitted the technical documentation required to convert its exploration licences to an exploitation concession. In accordance with the environmental law, there is a permitting procedure established that must be followed in the development of the El Dorado Property. Pacific Rim hired an independent contractor to prepare the environmental impact study for the project and work began with field investigations and public meeting in February 2004. In April 2004, Pacific Rim formally entered the environmental impact study process with the presentation of the necessary forms detailing the development and operation of the proposed project. In July 2004 the Company received the Terms of Reference for the environmental impact study from the Environmental and Natural Resources Ministry (“MARN”). The completed study was presented to MARN in September 2004 for approval. Earlier in 2004 the Company hired an independent consulting company to prepare a pre-feasibility study to form the basis for the feasibility study required for the conversion of the exploration licenses to an exploitation concession which was completed January 2005, however Pacific Rim commissioned the translation of the October draft of the prefeasibility study in order to have the documents required for the formal presentation of the conversion request in December 2004. Pacific Rim has undertaken the steps necessary to have and has presented in a timely manner all of the required documents for the conversion of the licences with the exception of the approved environmental impact study, which is still in revision, and has received assurances from the El Salvadoran Division of Mines and Hydrocarbons (Ministry of Economy) that the Company’s rights for the conversion of the exploration licenses to an exploitation concession will not be affected in waiting for approval of the environmental impact study.

4 C.          ORGANIZATIONAL STRUCTURE

The following is a listing of the Company’s significant subsidiaries including name, country of incorporation or residence, the Company’s respective proportion of ownership interest and, if different, proportion of voting power held.

(1)	Pacific Rim Exploration Inc., Nevada, USA, 100% directly owned by the Company.

(2)	Dayton Mining (U.S.) Inc. 100% directly owned by the Company. This subsidiary holds the 49% interest in the Denton-Rawhide joint venture.

(3)	Pacific Rim El Salvador S.A. de C.V., El Salvador. Held by Pac Rim Cayman, 100% directly owned by the Company. This subsidiary holds the Company’s interest in the El Salvador Property.

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

El Dorado Property, El Salvador
Predecessor Dayton upon its acquisition of Mirage acquired the El Dorado Property. Mirage initially acquired the El Dorado Property by option agreement dated June 23, 1993 from Zinc Metal Company (“ZMC”) of Toronto, and its wholly owned subsidiary New York and El Salvador Mining Company (“NYESMC”). The option was exercised on August 25, 1994 in accordance with its terms by payment of $175,000 to ZMC and by the parties having incurred aggregate expenditures in excess of $800,000. Pursuant to the terms of the option agreement the El Dorado Property is subject to annual advance minimum royalty payments, which is the greater of $50,000 per year or a 3% net smelter return royalty in favour of ZMC. The Company has the right to purchase the royalty from ZMC for $4,000,000 ($1,000,000 for the first one-half and $3,000,000 for the second one half) provided that at least one-half of the royalty is acquired within six months of the commencement of commercial production. In addition, the government of El Salvador is entitled to a 2% net smelter return royalty.

To provide surface rights, the Company entered into a two year lease with option to purchase agreement dated April 2, 2004 to acquire approximately 100 hectares of land near the El Dorado Property, for total consideration of $1,000,000 of which $14,391 was paid as the initial lease payment, and $14,391 was paid April 1, 2005. The Company may exercise the option to purchase the property by giving six months prior written notice before the end of the two-year term; the balance will then be due and payable. In addition the Company has agreed to drill a new water well for the owner and construct an access bridge across the San Francisco River. The Company is acquiring additional smaller tracts of lands in the area for the purpose of access at nominal amounts.

Although the El Dorado Property contains geological mineral resources, none of the Company’s properties in El Salvador, including the El Dorado Property, contain known ore reserves (under SEC Guide 7) and all work programs are exploratory searches for ore grade mineralization.

Property Description and Location

Two exploration licenses, covering in total 7,499.96 hectares, make up the El Dorado Property. The licenses have a nominal expiry date of January 1, 2004, which was extended to January 1, 2005. The Company continues to hold the area beyond that date as it has declared its intention to convert the Exploration Licenses to Exploitation Concessions, which have a term of 30 years and may be extended if warranted. (See above, El Salvador Mining Regime). The cost to hold the licenses is a rental of $300 per square kilometre, amounting to $22,500 per year. The Company is up to date with the regulatory obligations required to maintain the licenses in good standing and is awaiting final approval of the conversion of the licences to concessions.

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

The exploration license area contains several prospects and deposits. Their stage of exploration and development ranges from recently discovered veins that have never been drilled to deposits that have resource estimates. The Company’s permanent installations on the property at the present time consist of a laboratory for crushing rock samples and core storage warehouses with facilities for describing and sampling drill core. None of the mid-20th century mine workings are accessible at present.

The El Dorado Property is in the Department of Cabañas, approximately 74 kilometers northeast of San Salvador, the capital city of the nation, and 10 kilometers southwest of the town of Sensuntepeque.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The El Dorado Property is accessible by a paved road that crosses the El Dorado Property. The travel time from the project site to downtown San Salvador is approximately one hour, depending on traffic levels.

The area has a large rural population and Sensuntepeque is a moderate sized town of approximately 40,000 people. Unskilled labour and persons with general business and technical skills should be readily available. El Salvador does not have an indigenous mining industry, so personnel with exploration and mining skills need to be trained or come from elsewhere.

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

Mineralization on the El Dorado Property consists of gold and silver bearing quartz veins that are contained within the volcanic rocks. The gold and silver bearing veins of the El Dorado district, of which at least 36 exceed 1 m in width, occur over an area exceeding 50 square kilometers. Vein mineralization is dominated by quartz and calcite and ranges in width between 1 m and 15 m in surface exposures. The vein systems are up to 3 km in length, dip steeply, and generally form ridges.

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

Exploration

The long history of recent exploration on the El Dorado Property includes extensive mapping of mineralized structures, lithogeochemical sampling, trenching and drilling. There have been numerous ancillary studies including environmental base line work.

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

Drilling

Several campaigns of drilling have been mounted on the El Dorado Property throughout the last decade. As of May 30, 2005 the Company’s drill hole database contained records of 387 drill holes comprising 113,796.17 meters of drilling. Since becoming operator in mid 2002 up to the completion of hole P05-373 in May 2005, the Company had drilled 172 of these holes comprising 66,203.55 meters.

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

For more systematic sampling, outcrops are cleaned off and in some cases shallow hand trenches are dug. Continuous chip samples are collected over intervals selected by a geologist. In many cases local labourers do the sampling, under a geologist’s supervision. The manner of sampling is recorded in field notes and is entered into the digital database of surface samples.

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

Metallurgy

Metallurgical test work has shown the El Dorado mineralization responds well to milling and cyanide leaching. Recoveries of over 92% for gold and over 88% for silver are expected. Historic recoveries during past production ranged from 87% to 91.5% for gold and 77.7% for silver.

Minita Pre-feasibility Study

Pacific Rim commissioned and received a pre-feasibility study; entitled “Final Pre-Feasibility Report El Dorado Project, El Salvador”, prepared by SRK Consulting of Colorado, USA, Project Number 151401, and dated January 21, 2005. The pre-feasibility study considered all aspects of a proposed operation at the Minita deposit, including an underground mine plan, metallurgy and processing, tailings impoundment, environmental matters, and capital and operating costs, and offered an economic evaluation of the Minita reserves. It furthermore converted the measured and indicated Minita gold resource outlined in the October 2003 resource estimate to proven and probable reserves. The pre-feasibility study focused on the Minita deposit alone, and did not include other resources currently defined on the El Dorado project, nor did it include the newly discovered South Minita and Nance Dulce gold zones, which are yet to be defined with resource estimates.

The results of the pre-feasibility study were economically encouraging, indicating operating costs of $163 per gold equivalent ounce, which is in the lowest quartile for operating costs on a worldwide basis. The development of an underground operation at the Minita deposit will require pre-production capital expenditures of approximately $47.9 million, and sustaining capital expenditures of $19.0 million. Operating costs per gold equivalent ounce are expected to average $163 over the 6.2 -year expected mine life, with operating costs of approximately $140 and $137 per gold equivalent ounce in the first two years of production, respectively.

At prices of $400 per ounce for gold and $6.00 per ounce for silver, the Minita deposit is expected to generate $43.6 million in free cash flow over a 6.2 -year mine life. The undiscounted Net Present Value

(“NPV”) is expected to be approximately $43.6 million and the Internal Rate of Return (“IRR”) is anticipated to be 18.1% . The Minita pre-feasibility study results are summarized in the following table:

PRODUCTION SUMMARY
Mining and Processing Rate	750 tonnes per day
Run of Mine Ore to Mill	1,630,889 tonnes at 9.5 g/t gold and 60.3 g/t silver
Metal to Mill	497,101 ounces gold, 3.2 million ounces silver
Recovery	92% gold, 88.3% silver
Average Production	80,497 gold equivalent ounces
Peak Production	98,576 gold equivalent ounces
Mine Life (production)	6.2 years
Gross Revenue (at $400 gold and $6.00 silver)	$199.3 million
Net Smelter Return	$197.8 million
Royalties (2% government, 1.5% underlying owner)	$6.3 million
Gross Income from Mining	$191.5 million
OPERATING COSTS
Mining	$44.3 million
Processing	$22.8 million
Administrative	$13.9 million
Total	$81.0 million
Average Cash Cost per gold equivalent ounce	$163 million
CAPITAL COSTS
Equipment	$30.5 million
Capitalized costs	$36.4 million
Total	$66.9 million
Pre-production portion	$47.9 million
On-going portion	$19.0 million
FINANCIAL ANALYSIS
Payback (from start of milling)	3.5 years
Net Present Value (undiscounted)	$43.6 million
Internal Rate of Return	18.1%

The conversion of measured and indicated resources to proven and probable reserves at Minita was based on the stope outlines and dimensions for resources at or above a diluted 5 g/t equivalent gold cut-off grade, where dilution was calculated on a block by block basis to account for the variations in the vein thickness. The Minita reserve estimate eliminated those resources contained within the unrecoverable portions of the crown and sill pillars and incorporates planned dilution, unplanned dilution, backfill dilution and production losses. The total proven and probable reserve for the Minita deposit is 1,604,883 tonnes at an average grade of 9.51 g/t gold and 60.82 g/t silver for a total of 490,758 ounces of gold and 3,138,016 ounces of silver, or 535,586 gold equivalent ounces.

El Dorado Project - NI 43-101 Proven & Probable Reserves (as of January 21, 2005)
	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces
		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)
Proven	711,949	10.09	230,908	68.30	1,563,425	11.06	253,242
Probable	892,934	9.05	259,850	54.85	1,574,591	9.84	282,344

Total	1,604,883	9.51	490,758	60.82	3,138,016	10.38	535,586
Notes:
1)	El Dorado Project proven and probable reserves at 5 g/t equivalent gold cut-off grade.
2)	Reserves derived from cutoff grades based upon $350/oz gold and $5.00/oz silver market price.
3)	Values shown in table are diluted and do account for mining recovery.

These reserves have been calculated in accordance with National Instrument 43-101, which differs significantly from the requirements for reserve disclosure under SEC Industry Guide 7. Industry Guide 7 requires a “final” or “bankable” feasibility study to make reserve disclosure. The NI 43-101 Proven & Probable Reserves reported above are not considered reserves under SEC Industry Guide 7. Readers are referred to the Cautionary Note to U.S. Investors.

Exploration in Past Year

Early in the fiscal year ended April 30, 2005 Pacific Rim made two new important discoveries as a result of its ongoing exploration drilling program on the El Dorado project: the South Minita and Nance Dulce gold zones.

The South Minita gold zone is located roughly 500 meters south of the Minita deposit in the Central District of the El Dorado project and occurs within the Minita vein system; the same structural zone that hosts the 490,000-ounce Minita deposit immediately to the north. Pacific Rim’s drilling efforts have concentrated solely on South Minita since February 2005, as the Company works toward defining the dimensions and grade of this discovery.

South Minita consists of a number of parallel, mineralized structures. Drilling to date has delineated 3 veins that have gold-grade continuity over a cumulative strike length of 650 meters. Individual drill holes commonly encounter a number of mineralized vein intersections lending upside to the potential tonnage of the South Minita gold zone. Drilling to date has extended the productive interval at the South Minita gold zone to roughly 200 vertical meters, with the deepest holes returned to date successfully testing the gold zone at elevations of approximately 50 m above sea level. At this elevation, the strike length of South Minita is over 300 meters long, whereas the Minita orebody to the north “necks” down to less than 100 meters of strike length at this same elevation. Pacific Rim believes that the top and bottom of the productive interval at South Minita are at lower elevations than at the Minita deposit. South Minita remains open to depth and along strike to the south and north, and the Company is currently drill testing the zone at and below sea level (roughly 450 meters below surface, or 250 meters below the top of the productive interval) and filling in areas that require additional drill testing to enable a resource estimate, which the Company expects to commission in the first half of fiscal 2006. Once the South Minita resource is defined, Pacific Rim plans to amend its pre-feasibility study of the Minita deposit to reflect the additional resources.

The Nance Dulce gold zone is located roughly 4.5 km south of the Minita deposit in the South District of the El Dorado project, and occurs within a northwest-trending structure that intersects the 6+ km long Minita structure at it’s southern end. As defined by the drill holes to have tested Nance Dulce to date, the discovery measures roughly 500 meters in strike length and has a vertical extent of roughly 100 meters, with potential for greater vertical dimension along strike where the gold zone is untested. In comparison to the Minita deposit, gold grades at Nance Dulce are higher but the vein widths are narrower. When diluted to mineable widths, the gold grades at Nance Dulce are comparable to Minita. In February 2005 Pacific Rim elected to temporarily discontinue drilling at Nance Dulce in favor of moving both the drill rigs under contract onto the South Minita gold zone to expedite the definition-drilling program on that discovery.

The following are drill results to date since disclosure in the Company’s annual report on Form 20-F for the year ended April 30, 2004.

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P04-319	Nance Dulce	297533 / 533505	232 / 50	185.35	185.75	0.40	0.35	37.178	139
P04-320	South Minita	300141 / 534297	270 / 50	No Significant Results
P04-321	Nance Dulce	297758 / 533084	052 / 55	No Significant Results
P04-322	Nance Dulce	297809/ 533122	232 / 55	199.05	199.20	0.15	0.10	8.720	104
P04- 323	South Minita	300141 / 534299	270 / 70	180.95 188.55	181.10 188.65	0.15 0.10	0.10 0.10	12.262 9.418	26 14
P04-324	Nance Dulce	297686 / 533160	052 / 60	183.35	183.55	0.20	0.15	14.851	89
P04-325	Nance Dulce	297683 / 533160	232 / 70	No Significant Results
P04-326	Nance Dulce	297544 / 533291	052 / 50	132.85	133.70	0.85	0.40	37.107	225
P04- 327	South Minita	299904 / 534384	270 / 50	304.20 388.50	304.45 388.80	0.25 0.30	0.20 0.25	10.727 39.114	21 95
P04-328	Nance Dulce	297447 / 533579	232 / 50	No Significant Results
P04-329	South Minita	300391 / 534259	270 / 50	240.40	243.90	3.50	3.00	17.528	76
P04-330	Nance Dulce	297366 / 533632	232 / 50	No Significant Results
P04-331	South Minita	300390 / 534260	250 / 50	225.55 230.00 242.30 257.10 258.15 261.60	225.65 230.35 242.55 257.90 259.95 261.90	0.10 0.35 0.25 0.80 1.80 0.30	0.10 0.35 0.20 0.75 1.50 0.30	53.527 6.814 13.327 9.404 19.129 23.017	>200 36 107 78 141 .>200
P04-332	Nance Dulce	297278 / 533697	270 / 50	Results Pending
P04- 333	South Minita	300983 / 534289	260 / 60	229.10 302.75	230.20 303.45	1.10 0.70	1.05 0.60	14.439 6.848	na na
P04-334	Nance Dulce	297279 / 533699	90 / 60	Results Pending
P04-335	South Minita	300577 / 534237	270 / 60	167.20	169.95	2.75	2.50	12.500	na
P04-333*	South Minita	300983 / 534289	260 / 60	229.10 259.40 302.75 343.05	230.20 259.50 303.45 343.40	1.10 0.10 0.70 0.35	1.05 0.10 0.60 0.30	14.44 18.91 6.85 9.96	176 200 42 58

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P04- 335*	South Minita	300577 / 534237	270 / 60	52.45 167.20	52.60 169.95	0.15 2.75	0.10 2.50	15.56 12.50	61 162
P04-337	South Minita	300215 / 534285	270 / 60	105.40 305.05 306.20	105.90 305.45 306.45	0.50 0.40 0.25	0.50 0.40 0.20	6.56 9.83 14.40	29 74 30
P04-339	South Minita	302280/ 534326	270 / 65 including and and	292.65 339.85 341.90 344.40 346.15 347.30	294.30 340.20 347.65 344.80 346.85 347.65	1.65 0.35 5.75 0.40 0.70 0.35	1.50 0.25 5.40 0.30 0.50 0.35	6.94 6.09 7.39 16.62 10.96 18.02	37 54 50 169 71 119
P04-343	South Minita	300922 / 534352	260/58 including	52.50 135.40 148.40 219.25 391.85 404.90 404.90 443.55 453.30 459.95	53.60 135.55 148.50 220.00 392.10 408.90 406.40 445.00 453.40 460.15	1.10 0.15 0.10 0.75 0.25 4.00 1.50 1.45 0.10 0.20	0.90 0.10 0.10 0.70 0.20 3.30 1.10 1.10 0.10 0.20	9.190 14.16 35.08 8.49 6.50 6.73 11.54 7.52 12.97 6.44	10 66 11 35 4 47 9 20 31 22
P04-346	South Minita	300856 / 534391	255 / 60	271.20 286.60 291.00 414.35 420.45	271.55 286.85 291.70 414.45 421.20	0.35 0.25 0.70 0.10 0.70	0.30 0.20 0.60 0.10 0.70	11.89 6.53 6.65 17.52 28.58	99 44 35 89 197
P04-348	South Minita	300641 / 534287	253 / 65	313.55 344.75	314.15 345.65	0.60 0.90	0.50 0.70	7.74 7.40	23 12
P04-349	South Minita	300495 / 534303	250 / 65 including and including and and and and	93.90 175.45 209.65 220.35 290.85 290.85 292.45 353.80 353.80 355.30 356.60 363.00 363.75 369.80	94.65 175.65 209.95 221.05 293.00 291.45 293.00 364.00 354.10 355.70 357.00 363.30 364.00 369.90	0.75 0.20 0.30 0.70 2.15 0.60 0.55 10.20 0.30 0.40 0.40 0.30 0.25 0.10	0.70 0.15 0.25 0.65 2.00 0.60 0.50 9.24 0.30 0.20 0.40 0.30 0.20 0.10	17.65 10.75 6.85 7.42 18.10 24.02 43.82 6.15 6.44 12.53 36.12 22.77 39.74 7.79	13 115 78 35 109 200 200 17 31 20 64 121 38 69
P04-350	South Minita	300533 / 534215	270 / 55	No significant results
P04-351	South Minita	300577 / 534237	260 / 71	50.00 191.85	50.10 192.15	0.10 0.30	0.10 0.25	8.26 67.86	24 321
P04-352	South Minita	300533 / 534215	270 / 76 including	187.55 191.10 289.10 292.10	187.65 192.55 292.85 292.85	0.10 1.30 3.80 0.75	0.10 1.30 2.90 0.60	20.85 9.74 20.12 52.55	83 41 86 193

*partial results previously released

Drill holes P04-332, -334, -336, -338, -340, and -341 were designed to test the strike extensions of the Nance Dulce gold zone and a limited number of holes (P04-342, -344, -345 and -347) tested the vertical continuity of the Nance Dulce gold zone locally. These holes delivered no significant results. Nance Dulce remains a high-priority target, however, with limited drill capacity, Pacific Rim has elected to move the Nance Dulce drill onto the South Minita target to expedite the definition drilling program and fast-track the commencement of a resource estimate for South Minita, anticipated in the spring of 2005.

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P04-353	South Minita	300350 / 534273	267/50	No Significant Results
P04-354	South Minita	300450 / 534200	275/71	No Significant Results
P04- 355	South Minita	300350 / 534273	269/70	268.55 274.60 280.50 294.20	269.15 275.40 281.00 295.90	0.60 0.80 0.50 1.70	0.50 0.80 0.50 1.30	35.20 17.77 13.08 21.40	275 129 144 153
P04-356	South Minita	300450 / 534300	271/58	190.20	190.35	0.15	0.10	8.54	38
P04- 357	South Minita	300354/ 534277	254 / 60	255.90 259.50	256.65 262.35	0.75 2.85	0.70 2.80	8.19 18.84	69 43
P04- 358	South Minita	300214 / 534284	270/63	310.50 311.20	310.90 311.60	0.40 0.40	0.30 0.30	16.30 51.27	119 368
P04- 359	South Minita	300392 / 534284	278/61	211.95 218.85 241.40 251.00 256.45 259.85	212.25 219.00 241.95 251.55 257.05 260.00	0.30 0.15 0.55 0.55 0.60 0.15	0.30 0.15 0.55 0.50 0.50 0.10	24.04 25.81 15.75 12.55 7.77 24.52	190 184 69 69 49 154
P04-360	South Minita	300912 / 534016	097/60	183.70	189.95	6.25	3.20	6.07	16
P04-361	South Minita	300493 / 534304	273/70 including	160.30 295.70 296.60	160.45 297.50 297.50	0.15 1.80 0.90	0.15 1.75 0.85	8.54 10.25 16.41	73 71 119
P04-362	South Minita	300753 / 534070	083/70	52.55 326.00	54.10 327.75	1.55 1.75	0.90 1.75	8.49 11.73	14 103
P04-363	South Minita	300375 / 534323	274/69	132.50 254.55 319.85 329.45 322.05 330.35	133.70 254.75 320.20 329.55 323.05 330.55	1.20 0.20 0.35 0.10 1.00 0.20	1.10 0.20 0.35 0.10 1.00 0.20	6.81 10.89 10.66 6.76 17.76 7.61	32 116 109 30 127 26

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P04-364	South Minita	300242 / 534385	270/65 including and including	230.20 230.20 230.65 400.60 411.65 416.20 422.50 426.05	231.05 230.50 231.05 402.90 412.00 417.15 427.25 427.25	0.85 0.30 0.40 2.30 0.35 0.95 4.75 1.20	0.80 0.25 0.35 2.20 0.25 0.75 4.00 0.90	11.67 19.73 9.68 7.65 11.51 6.44 9.78 22.26	65 117 48 47 40 56 65 159

Environmental Impact Study

In September 2004, the Company submitted an Environmental Impact Study (“EIS”), for a 1,000 tonne per day operation, to El Salvadoran regulatory agencies and plans to commence the permitting process for the construction of an access / haulage ramp upon regulatory approval of the EIS and formal granting of the El Dorado Exploitation Concession. The ramp will provide access to the Minita vein system for underground definition drilling required for a full feasibility study, and for production haulage.

Summary

The El Dorado project remains the cornerstone of Pacific Rim’s strategy for growth. Of the $6.4 million spent on exploration during the fiscal year ended April 30, 2005, $5.6 million was expended on the El Dorado project, primarily on the on-going drill program, pre-feasibility study and environmental studies.

La Calera Gold Project, El Salvador

In April 2004 Pacific Rim commenced a Phase 2 reverse circulation drill program on its La Calera gold project that was designed to follow up on results generated by a fiscal 2004 Phase 1 core drilling program and ground magnetic survey that suggested the presence of a potentially bulk-mineable gold target. The results from this program were generally lower grade and less continuous than hoped, and did not, in the Company’s opinion, justify further work expenditures under the existing option agreement. As a result, during the fiscal year ended April 30, 2005 Pacific Rim terminated its option on the La Calera gold project.

Santa Rita Gold Project, El Salvador

There are no known ore reserves on the Santa Rita property and all work programs on the property are exploratory searches for ore grade mineralization.

The Santa Rita project is a 48.6 square kilometer (4,860 hectare) Exploration License in central El Salvador applied for by Pacific Rim in June 2005. Santa Rita, located roughly 8 km from the Company’s flagship El Dorado gold project, is an epithermal quartz-calcite vein system that was discovered as a result of reconnaissance-style sampling of float, sub-crop and outcrop. The results of this sampling program indicate the presence of high-grade gold at Santa Rita. Thirty percent of the 39 samples collected to date have assayed greater than 3 g/t gold and 10% assayed greater that 8 g/t gold. One sub-crop sample from a vein at least 0.5 meters wide assayed 36.3 g/t gold. The Santa Rita project provides excellent exploration blue sky within El Salvador that will both complement and benefit from the Company’s on-going El Dorado exploration.

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

(d)
Kinross Fallon and Kinross Rawhide assigned all of their interest in the revocable reclamation and severance trust agreement dated effective January 1, 1999 (the “Reclamation Trust Agreement”) among Kennecott Rawhide Mining Company (“Kennecott Rawhide”), Kinross, Kinross Rawhide, Kinross USA and Bank of America, as trustee, to the Company for an amount equal to $2,118,403 (being the amount held in the trust created thereby for the benefit of Kinross Rawhide and Kinross Fallon). Pursuant to promissory notes dated April 6, 2000, the Company agreed to pay to Kinross an amount equal to the amount held in the trust at that time, by no later than December 31, 2004, provided that the Company made minimum annual prepayments on December 31st in each year equal to 25% of the net internal cash flow received by the Company from its 49% interest in the Denton-Rawhide Mine. As part of the final reconciliation of working capital amounts, the amount outstanding on the promissory note was reduced to $1,848,863. An amount of $1,021,000 was repaid on December 31, 2003 and the balance of $0.828 million was paid on December 31, 2004, from general corporate cash flows.

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

(c)	Kennecott Rawhide shall be the operator of the Denton-Rawhide Mine; and

(d)
the operation of the Denton-Rawhide Mine shall be overseen by a coordinating committee comprised of three members nominated by Kennecott Rawhide and two members nominated by the Company, and the parties to the Rawhide Joint Venture Agreement are required to establish a trust as security for the payment of reclamation and severance costs resulting from the eventual closure of the Denton-Rawhide Mine. (See “Reclamation – Denton Rawhide” below).

Operations

A leach solution is circulated through the heaps to dissolve the gold and silver. These precious metals are then precipitated from the solution with either the addition of zinc oxide or by absorption onto carbon. Dore is produced on site and the dore bars are then refined into gold and silver bullion at an independent refinery.

Gold and Silver Production

Pacific Rim’s share of production from the Denton-Rawhide mine during the fiscal year ended April 30, 2005 was 22,056 ounces of gold and 212,075 ounces of silver at a total cash production cost (as calculated using industry standards) of $329 per ounce of gold produced. A portion of this production includes $250 per ounce of non-cash ‘heap leach” inventory “drawdown” costs. Actual cash expended per ounce of gold produced in the fiscal year ended April 30, 2005 was $219 per ounce. During fiscal 2004 and 2003, Pacific Rim’s share of production was 29,687 ounces of gold and 238,124 ounces of silver at total cash production costs of $372 per ounce (actual cash cost of $115 per ounce), and 35,731 ounces of gold and 302,383 ounces of silver at total cash production costs of $209 per ounce (actual cash cost of $268 per ounce), respectively. Gold prices improved during the fiscal year ended April 30, 2005, from $388.50 per ounce at May 3, 2004 (the first trading day in the fiscal year ended April 30, 2005) to $427.90 per ounce at April 30, 2005, reaching a high of $455.75 per ounce on December 4, 2004.

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

The following table provides selected operating data for the Denton-Rawhide Mine (49%):

Unit Costs (in thousands of US dollars except gold ounces and cost per ounce)
Fiscal 2004 (twelve months ended April 30, 2004)	Total Cash Production Cost	Actual Cash Production Cost
Operating costs	$12,193	$12,193
Silver credits realized	$(1,162)	$(1,162)

Inventory change	n/a	$(7,595)
Cost base for calculation	$11,031	$3,436
Gold ounces produced	29,687	29,687
Cost base per gold ounce produced	$372	$116
Fiscal 2005 (twelve months ended April 30, 2005)	Total Cash Production Cost	Actual Cash Production Cost
Operating costs	$8,963	$8,963
Silver credits realized	$(1,706)	$(1,706)
Inventory change	n/a	$(2,430)
Cost base for calculation	$7,257	$4,827
Gold ounces produced	22,056	22,056
Cost base per gold ounce produced	$329	$219

The fiscal year ended April 30, 2005 production from Denton-Rawhide was roughly 26% lower than in fiscal 2004. This slowdown in production represents the natural decline in recovery that occurs in the residual leach phase of a heap leach operation. Production was further affected by the temporary closure of sections of the heap leach pile as the mine operators began re-contouring the pile, which when finalized is expected to result in a short-term boost in production. Production is anticipated to continue through the fiscal year ended April 30, 2006, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward in roughly 6-month increments as production is expected to decline at an unpredictable rate until economic recoveries cease.

Hedging

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has a short-term hedging program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2004, Pacific Rim had 6,000 ounces of gold sold forward at an average price of $410.93 per ounce. A further 12,000 ounces of gold were sold forward during the course of the fiscal year ended April 30, 2005 at prices ranging from $402.66 per ounce to $450.25 per ounce. At April 30, 2005, 3,000 ounces remain sold forward at an average price of $442.50 per ounce in contracts of 1,000 ounces per month with maturity dates extending to July 2005. Pacific Rim’s hedging program is a cash management strategy.

Reclamation – Denton-Rawhide

The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval which is under review. Reclamation and closing activities have been proceeding for the past three years and the Company’s 49% share of the total funded reclamation and closure costs is estimated at approximately $4.8 million of which the Company has paid approximately $3.0 million. Between April 2000 and December 31, 2001 the Company contributed $39,090 per month into a trust fund to meet its reclamation and closure obligations. No monthly contributions have been required from the Company since 2002 as it was agreed the fund was adequate and further reclamation costs would be provided from mine operating cash flow. The closure trust funds are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2005 was approximately $3.3 million (cost $3.1 million). The closure trust funds are provided as security to the mine operator for the estimated closure liabilities.

Landfill Agreement

On October 28, 2004, Pacific Rim and Kennecott, Denton-Rawhide joint venture partners (“Rawhide Joint Venture”), signed a Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV to utilize the Denton-Rawhide open pits as a landfill for non-hazardous municipal waste in return for tipping fees, which are estimated will provide Pacific Rim with $103.6 million in cash over the 40+ year term of the agreement. The agreement includes a provision whereby NRRG can buy-out future tipping fees according to a net present value formula. Upon signing of the agreement, NRRG placed a security deposit of $0.5 million in trust and must make another payment of $1 million upon closing.

Closing of this agreement is expected to occur on or before October 31, 2006 and is subject to three key conditions: the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the proposed landfill site; the securing of municipal waste contracts by NRRG; and, the approval by the State of Nevada granting NRRG permission to use the site for municipal waste. NRRG is required to reach certain time and tonnage disposal milestones. Redeveloping the Denton-Rawhide mine as a municipal solid waste landfill is expected to provide a number of jobs, local and state tax revenues and a local community host fee over the 40+-year term of the agreement. There can be no assurance that all of the conditions for the landfill will be satisfied in a timely manner, if at all.

The executed agreement provides the Rawhide Joint Venture the right to continue to produce gold through residual leaching of the heap leach pads at Denton-Rawhide, and restart mining activities, if warranted, on land adjacent to the land conveyed to NRRG. The Rawhide Joint Venture will retain certain obligations related to mining on the property conveyed to NRRG, whilst NRRG will accept all obligations and liabilities related to the future impact of the landfill.

Argentina

San Francisco Property, Argentina

There are no known ore reserves on the San Francisco property and all work programs on the property are exploratory searches for ore grade mineralization.

During 1997 and 1998, the Company identified and acquired by staking a project known as the San Francisco Project. The Company staked and registered a 3,600 hectare claim block in the Province of Jujuy covering a 500 meter wide by 3,500 meter long alteration system that the Company believes is related to a porphyry system. The 100% owned property is located five kilometers from a major highway.

Surface rock sampling, ground geophysics, geologic mapping and 13 reverse circulation drill holes have been completed to date. The quartz-pyrite cap was intercepted in a number of holes and is approximately 30 to 40 meters thick and contains 0.3 -0.4 g/t gold mineralization. Deeper RC drill holes intersected narrow but rich vein intervals including: SF-6 which intercepted two meters averaging 266 g/t Ag; SF-12 which intercepted a 21 meter interval averaging 45 g/t Ag and 3.3% Zinc.

The Company does not have a further drilling program planned at this time. The Company is looking for a partner to explore this property further.

Rosalito Copper Project, Argentina

There are no known ore reserves on the Rosalito property and all work programs on the property are exploratory searches for ore grade mineralization.

The Rosalito project in Santa Cruz province, Argentina is a 10,000-hectare exploration claim staked by Pacific Rim during the fiscal year ended April 30, 2005 to cover a potential supergene enrichment blanket related to a porphyry copper system. Rosalito comprises iron oxide-stained, bleached rhyolite tuffs and volcaniclastics that surround a leached sulfide breccia. This porphyry copper-style alteration system occurs along the edge of a range front with adjacent alluvial-covered areas. A 0.5 -meter wide sulfide vein that crosscuts the breccia returned 9.57% zinc, 2.1% copper and 47 g/t silver. Porphyry copper systems are known to occur in the same geological environments as the epithermal gold systems Pacific Rim is seeking, and it is not uncommon to find one in the search for the other. As Pacific Rim is focused on epithermal gold systems, the Company plans to option or joint venture the Rosalito project to a suitable partner.

Chile

Carrera and Colina Gold Projects, Chile

There are no known ore reserves on the Carrera and Colina gold projects and all work programs on the property are exploratory searches for ore grade mineralization.

Pacific Rim has staked two new properties totalling 81 square kilometres (8,100 hectares) in XI Region in southern Chile. The Carrera project (8 concessions totalling 2,300 hectares) and the Colina project (20 concessions totalling 5,800 hectares) occur within an epithermal gold belt that hosts Coeur d’Alene Mines Corp.’s Cerro Bayo gold Mine and Meridians Esquel Project. Both properties expose the highest parts of an epithermal system, above the boiling zone within which bonanza gold grades normally occur. Pacific Rim discovered anomalous levels of gold mineralization in chalcedonic quartz veinlets, which led to the staking of these claims. The Carrera and Colina projects will be explored further by Pacific Rim during fiscal 2006 in preparation for drill targeting.

Andacollo Mine, Chile

The Andacollo Mine in Chile was permanently closed in December 2000. In order to facilitate this closure and the orderly disposal of all assets, the Company’s subsidiary Compañia Minera Dayton Contractual Minera (“CMD”), which owns the Andacollo Mine, applied to the courts for protection against its unsecured creditors. This application to the courts resulted in a loss of control over the assets of CMD and as such the Company ceased consolidating the results of CMD effective December 1, 2000.

This application included a plan for paying off all the unsecured creditors of the mine, including the Company, from the sale of gold production and assets and the plan was approved by the creditors and the courts in Chile in May of 2001 and was to remain in effect until May 15, 2005. The plan remained in effect until May 11, 2005, at which time a settlement was reached with the creditors. At the time of the settlement, the balance of the unpaid principal totalled $1,1657,248, based on the May 11 exchange rate of $1 = Chilean Peso$573.66. The creditors agreed to accept a lump sum payment of $1,300,000 and relinquished any rights that they may have been granted by the Creditors’ Agreement. The settlement with the creditors was made with a short-term line of credit secured by the reclamation fund. Pacific Rim’s share of the settlement totalled $463,856.

The holder of a 2% net smelter return royalty on the production from the Andacollo Mine had initiated an action against CMD in which it claimed that due to the insolvency of CMD an amount of $1.4 million in guaranteed royalty payments had become immediately due with interest. CMD petitioned and made presentations to the Court rejecting the claims. The Court of La Serena issued a resolution in June of 2004 concluding I) the holder was not admitted as a party to the plan as it did not exercise its rights to intervene at the proper time; ii) the injunction was over-ruled so equipment can be disposed of; and iii) the request to exclude assets from the creditors agreement or pay the holder as a preferred creditor are denied. CMD has continued to comply with the terms of the terms of the royalty agreement and there is approximately $1.05 million of guaranteed royalty payments remaining.

CMD has completed reclamation of the mine area (including pits, dumps, ore stockpiles (excluding leach pads) and the associated roads). The reclamation activities have been conducted in accordance with the closure plan for the mine and crushing plant areas presented by CMD and approved by the Chilean government on June 17, 2002. As the crushing plant had not been sold, no reclamation activities were initiated in this area. CMD stopped adding cyanide to the heap in February of 2005. As this marked the end of productive operations, CMD requested and received permission from the Creditor’s Oversight Committee to begin drawing upon the resources of the closure fund. As of April 2005 the heap closure fund had a cash balance of $1.7 million. In May 2005, CMD used these funds to settle with the creditors and proposes to sell the mine and / or its assets.

A letter of intent was entered into June 20, 2005, wherein Trend Mining Company proposes to acquire shares of one or more of the Company’s subsidiaries, at its election, to hold CMD and the Andacollo Mine, for a total purchase price of $5.4 million payable over 2 years. Closing of the purchase and sale is expected to close no later than August 20, 2005, subject to due diligence and entering into of definitive agreements.

ITEM 5:          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of operations

For the fiscal year ended April 30, 2005, Pacific Rim recorded a loss of $4.6 million or $0.06 per share, compared to a loss of $6.9 million or $0.09 per share for the fiscal year ended April 30, 2004 and $2.8 million or $0.04 per share for the fiscal year ended April 30, 2003. The decrease in loss for the fiscal year ended April 30, 2005, despite higher exploration and general and administrative expenditures compared to the previous two periods, is primarily due to substantially decreased mine operating costs at the Company’s Denton-Rawhide residual leach gold operation. The Company received $0.3 million in creditor repayments in the fiscal year ended April 30, 2005 (compared to $0.5 million in each of fiscal 2004 and fiscal 2003) from CMD related to residual leach activities at the Andacollo operation.

Revenue

Revenue, consisting entirely of the sale of gold from the Denton-Rawhide mine, was $11.9 million in fiscal 2005, compared to $12.1 million in fiscal 2004 and $12.5 million in fiscal 2003. Revenue for 2005 was lower than the previous two periods, despite improvements in the realized gold price ($412 per ounce for the fiscal year ended April 30, 2005 compared to $385 per ounce for the fiscal year ended April 30, 2004 and $321 per ounce for the fiscal year ended April 30, 2003), due to a decrease in precious metal production during the fiscal year ended April 30, 2005 (22,056 ounces of gold in the fiscal year ended April 30, 2005 compared to 29,687 ounces of gold in fiscal 2004 and 35,731 ounces of gold in fiscal 2003).

Mine operating expenses were $9.8 million in the fiscal year ended April 30, 2005, compared to $13.5 million in fiscal 2004 and $13.4 million in fiscal 2003. The sharp decrease is a result of a decrease in direct mine operating costs for the fiscal year ended April 30, 2005 ($9.0 million for the fiscal year ended April 30, 2005 compared to $12.2 million for the fiscal year ended April 30, 2004 and $9.0 million for the fiscal year ended April 30, 2003) resulting from lower administration costs and less “heap leach” inventory “drawdown” costs, as well as lower depreciation, depletion and amortization costs as Denton-Rawhide nears the end of its projected life and the value of its assets diminishes ($0.9 million for the fiscal year ended April 30, 2005 compared to $1.3 million for the fiscal year ended April 30, 2004 and $3.1 million for the fiscal year ended April 30, 2003). In addition, a $1.3 million write-down in Denton-Rawhide’s carrying value in fiscal 2003, for which there is no comparable item in fiscal 2004 or the fiscal year ended April 30, 2005, negatively impacted the cost of sales for fiscal 2003. As a result, there was a $2.0 million mine operating income in the fiscal year ended April 30, 2005, compared to a loss of $1.3 million in fiscal 2004 and a loss of $0.8 million in fiscal 2003.

Expenses

Net non-operating expenses increased during the fiscal year ended April 30, 2005 to $6.9 million, compared to $6.0 million for fiscal 2004 and $2.5 million for fiscal 2003. The current year’s expenses reflect higher exploration expenditures ($6.4 million for the fiscal year ended April 30, 2005 compared to $5.2 million for the fiscal year ended April 30, 2004 and $3.3 million for the fiscal year ended April 30, 2003) related primarily to on-going drilling costs and expenses related to the Minita pre-feasibility study on the El Dorado gold project, as well as drilling costs on the La Calera gold project and new project generation. General and administrative expenses increased from $0.9 million for the fiscal year ended April 30, 2003 and $1.2 million for the fiscal year ended April 30, 2004 to $1.6 million for the fiscal year ended April 30, 2005, reflecting an increase in regulatory and legal costs associated with recently introduced United States and Canadian reporting and regulatory requirements. General and administrative expenses were also impacted by a $0.4 million stock-based compensation expense during the fiscal year ended April 30, 2005 (compared to $0.3 million for fiscal 2004 and nil for fiscal 2003) in compliance with generally accepted accounting standards that the Company adopted in fiscal 2004. The Company realized a gain on sale of Rawhide property, plant and equipment of $0.8 million during the fiscal year ended April 30, 2005 compared to $0.03 million for fiscal 2004 and $nil for fiscal 2003). Lastly, the Company realized a gain on the sale of mineral properties of $0.9 million in fiscal 2003, and a gain on the sale of marketable securities of $1.0 million in fiscal 2003, for which there are no comparable items in fiscal 2004 or the fiscal year ended April 30, 2005.

Summary of quarterly results and fourth quarter review

Summary of Quarterly Results* (all amounts in thousands of US dollars, except per share amounts)

2005	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$2,925	$2,675	$2,828	$3,440
Net income (loss)	$(277)	$(637)	$(2,382)	$(1,338)
Net income (loss) per share - basic and diluted	$(0.00)	$(0.01)	$(0.03)	$(0.02)

2004	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$2,237	$3,318	$3,562	$3,023
Net income (loss)	$(2,451)	$(1,336)	$(1,743)	$(1,329)
Net income (loss) per share - basic and diluted	$(0.03)	$(0.02)	$(0.02)	$(0.02)
*unaudited

- Trends
The Company does not experience any material seasonality in its revenues. Revenues are a function of production levels from the Denton-Rawhide gold mine, which have generally declined over the last eight quarters, and the price of gold, which has generally risen, albeit with volatility, over the past eight quarters. Net income (loss) has been relatively stable until the final two quarters of fiscal 2005 at which time it improved notably. This is due to improved mine operating income (loss) as expenses at the Denton-Rawhide operation are reduced. The improvement in mine operating income has offset increases in exploration and general and administrative expenditures, which have trended higher over the past eight quarters. Variability in net income (loss) is otherwise a function of unusual or extraordinary events and expenses within the quarter.

Liquidity, capital resources and financial condition

- Liquidity
During the fiscal year ended April 30, 2005 Pacific Rim’s cash and cash equivalents decreased by $0.7 million, from $1.5 million at April 30, 2004 to $0.8 million at April 30, 2005. This reflects net cash flow from Denton-Rawhide of $7.3 million ($6.5 million from operations plus $0.8 million from the disposition of property plant and equipment), plus $0.3 million from the recoupment of funds from CMD and $0.1 million in proceeds from the exercise of stock options, offset by cash outlays totaling $8.4 million ($6.4 million in direct exploration expenditures, $1.2 million in direct general and administrative expenses and $0.8 million in loan repayments).

- Cash flow (used for) operating activities
Cash flow used for operating activities was $(1.7) million in the fiscal year ended April 30, 2005 compared to $(1.1) million in fiscal 2004 and $(4.0) million in fiscal 2003. The increase in cash flow used for operating activities, despite an improvement in the fiscal year ended April 30, 2005, is primarily due to the net cash receipts from the Rawhide mine being offset by increasing exploration and administrative expenditures during the fiscal year ended April 30, 2005 compared to fiscal 2004 and fiscal 2003.

- Cash Flow Provided by Investing Activities
Cash flow provided by investing activities was $0.9 million during the fiscal year ended April 30, 2005, compared to $0.3 million in fiscal 2004 and nil in fiscal 2003. This reflects an increase in proceeds from the disposition of property, plant and equipment for the fiscal year ended April 30, 2005 compared to the previous two fiscal periods, partially offset by purchases of property, plant and equipment in each year and supplemented by reclamation sinking fund withdrawals of $0.1 million and $0.5 million in the fiscal year ended April 30, 2005 and fiscal 2004, respectively.

- Cash Flow Provided by Financing Activities
During the fiscal year ended April 30, 2005, cash flow provided by financing activities totaled $0.1 million, substantially reduced from the $1.2 million provided in fiscal 2004 and $2.6 million provided in fiscal 2003. The fiscal 2004 financing cash flow related to the issuance of 1.9 million shares upon the exercise of stock options (at an average price of $0.60 per share). The $2.6 million from financing activities during fiscal 2003 is primarily from proceeds on the sale of marketable securities related to the sale of the Company’s Diablillos property.

-Capital Resources and Financial Condition
Pacific Rim’s cash, cash equivalents and bullion (in the Company’s view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) decreased from $2.8 million at April 30, 2004 to $0.8 million at April 30, 2005. The bulk of this decrease is the reduction in bullion in process, which decreased from $1.3 million at the end of fiscal 2004 to $0.02 million at the end of the fiscal year ended April 30, 2005. Inventories, comprised mainly of gold in process production costs, were substantially reduced, to $0.3 million at April 30, 2005, from $2.7 million at April 30, 2004, as gold was recovered from the heap leach pile over the course of the year and the accounting inventory of gold in process in the heap leach pile was drawn down to $nil. Supplies inventories were reduced to $nil during the 2005 fiscal year. At April 30, 2005, the book value of Pacific Rim’s total assets stood at $8.6 million, compared to $14.0 million at April 30, 2004. This decrease is primarily due to the reduction in cash and cash equivalents, bullion “heap leach” inventories and the net carrying value of property, plant and equipment.

At year-end 2005, Pacific Rim had current liabilities of $1.3 million, compared to $2.6 million at year-end 2004. April 30, 2005 current liabilities include $1.2 million in accounts payable, compared to $1.8 million at April 30, 2004. In addition, a short-term loan was repaid to Kinross Gold Corporation on December 31, 2004 that was related to the Company’s purchase of 49% of the Denton-Rawhide mine. Currently, Pacific Rim has no short- or long-term debt.

A $0.7 million reduction in cash, $1.3 million reduction in bullion, and $2.6 million reduction in current inventories, offset in part by a $1.5 million decrease in current liabilities, were the main contributors to the $3.1 million reduction in working capital, from $3.0 million at the end of fiscal 2004, to ($0.1) at the end of the fiscal year ended April 30, 2005. Exploration expenditures increased during the fiscal year ended April 30, 2005 due to Minita pre-feasibility activities, which are now completed, and increased drilling activity. The Company’s El Dorado exploration plans for fiscal 2006 call for continuation of the on-going drill program and commissioning of a South Minita resource estimate and an amended economic analysis of the El Dorado project. Exploration expenditures for fiscal 2006 are anticipated to be approximately the same as the fiscal year ended April 30, 2005. For the purposes of internal exploration budgeting, Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly six months in advance due the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Although the Company’s working capital at the end of the fiscal year ended April 30, 2005 is negative, Pacific Rim anticipates having sufficient cash flow during the first half of fiscal 2006 from continued gold production at Denton-Rawhide and from the sale of the Andacollo mine to continue its planned exploration programs if there are no significant capital outlays beyond its ongoing drilling program. If the Company decides to commence development activities at El Dorado during the coming fiscal year, including construction of an access / haulage ramp at El Dorado, additional financing will be required.

Off-balance sheet arrangements

Pacific Rim, as a creditor of CMD, was repaid $0.1 million during the fiscal year ended April 30, 2005. This compares to a $0.2 million repayment during fiscal 2004 and $0.5 million during fiscal 2003. In May 2005, subsequent to the end of the fiscal year ended April 30, 2005, the Andacollo creditors plan was concluded and Pacific Rim was repaid $0.4 million owing to it under the plan. As the recovery of these funds was uncertain at the end of the fiscal year ended April 30, 2005, this off-balance sheet arrangement has not been recorded as a receivable of the Company as at April 30, 2005.

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

Inventories: The inventories recorded in Pacific Rim’s consolidated financial statements represent the Company’s portion of gold in process production inventory and supplies inventories at the Denton-Rawhide gold mine. The value of these inventories was estimated by Pacific Rim’s joint venture partner and Denton-Rawhide mine operator, Kennecott Minerals Company (“Kennecott”). The inventory estimate is based on the tonnage and grade of ore placed on the heap leach pile less the amount of gold already recovered from the heap leach pile all at estimated recovery rates based on historical results.

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

See Item 3D “Risk Factors” and Item 4 “Information on the Company” and “Business Overview” for additional risk and trend information

Tabular disclosure of contractual obligations

The Company is committed to payments under operating leases for office premises, a vehicle and a photocopier, through to 2009, of approximately $0.1 and $0.0 per year as set out in Note 12 to the 2005 financial statements. The following table lists as of April 30, 2005, information with respect to the Company’s known contractual obligations.

Contractual Obligations (in thousands of US dollars)
	Payments due by period
	Total	< 1 year	1- 3 years	3– 5 years	>5 years
Debt Obligations	0	0	0	0	0
Operating Lease Obligations	$174	$91	$81	$2	0
Accounts payable and accrued liabilities	$1,214	$1,214	0	0	0
Accrued closure costs	$1,865	$118	$1,083	$50	$614
Total	$3,253	$1,423	$1,164	$52	$614

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

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

Each of the Company’s directors is elected by the Company’s shareholders at an annual general meeting to serve until the next annual general meeting of shareholders, scheduled to be held September 7, 2005, or until a successor is elected or appointed. The current members of the Board have been nominated for reelection at the next annual general meeting by management. The Board of Directors appoints the Company’s executive officers annually after each annual general meeting, to serve at the discretion of the Board of Directors.

The following table discloses the name, age and function with the Company (and the Predecessor Companies) of its directors and executive officers as of July 15, 2005, together with business experience, principal business activities performed outside of the Company (including in the case of directors other principal directorships).

Thomas C. Shrake (51) - Chief Executive Officer and Director of PacRim since 1997. Member of the Environmental Committee. Master of Science (Economic Geology) and Bachelor of Arts (Geology) . From 1993 to 1996 Vice President, Exploration for Gibraltar Mines Limited and from 1990 to 1993 Exploration Manager with Placer Dome Inc., both publicly traded mining companies.

Catherine McLeod-Seltzer (45) - President and Director of PacRim since 1997. Business Degree. From 1993 to 1996 President, Chief Executive Officer and Director of Arequipa Resources Ltd., a publicly traded mining company. From 1985 to 1993 employed by Yorkton Securities Inc., a Canadian investment dealer, initially as an institution trader followed by three years as a broker. Previously a director of Corriente Resources Inc. from November 1996 to June 2003 and director of Francisco Gold Corp. from July 1993 to June 2002; Currently also a director of Silver Standard Resources Inc. since March 2002 , director of Madison Enterprises Inc. since April 1997, director of Bear Creek Mining Corporation (formerly Eveolution Ventures Inc.) since April 2000, Miramar Mining Corp. since 2001, director of Stornoway Ventures Ltd. since 2001 and director of Peru Copper Inc. since 2003.

Anthony J. Petrina, P.Eng. (70) - Director of PacRim since 1997. Member of the Audit and Environmental Committees. Bachelor of Science (Mining Engineering). From 1960 to 1992 employed by Placer Dome Inc., a publicly traded mining company, most recently President, Chief Executive Officer and Vice-Chairman until his retirement in 1992. Currently also a director of Miramar Mining Corp. since January 1995 and Bear Creek Mining Corporation since April 2003.

William H. Myckatyn, P.Eng. (55) –Director of PacRim since 1998. Director and Chairman of the Company since April 2002. Member of the Compensation and Environmental Committees. Bachelor of Applied Science (Mineral Engineering). From 1993 to 1996 President and Chief Executive Officer and from 1991 to 1993 Mine Manager for Gibraltar Mines Limited, a publicly traded mining company. From 1997 to 1998 President and Chief Executive Officer of Princeton Mining Corporation. From June of 1998 to April 2002, director, Chairman and Chief Executive Officer of Dayton. From April 2002 to date, director and Chief Executive Officer of Quadra Mining Ltd., a private company which became a publicly traded mining company in April of 2004.

David K. Fagin, P.Eng. (67) – Director of the Company and member of the Audit Committee and the Compensation Committee. Investor. Formerly President of Homestake Mining Company. Director of Golden Star Resources Ltd. from 1992 to present. Director of Canyon Resources Corporation from 2000 to present. Director of all public mutual funds of T.Rowe Price Group (a mutual fund company) 1987 to present. Former director and Chairman of Western Exploration and Development Ltd. 1997 to 2000.

Paul B. Sweeney, CGA (55) - Director of the Company since July 2003. Vice President and Chief Financial Officer of Canico Resource Corp. since February 2002. Chief Financial Officer and Corporate Secretary of Manhattan Minerals Corp. from 1999 to May 2001. Vice President Finance and Chief Financial Officer of Sutton Resources Ltd. from 1998 to 1999.

F. John Norman, CA (66) – Master of Applied Science (Geology U of T). Controller of Dayton since 2000. Chief Financial Officer of the Company since August 2003.

Kathryn A. Church (50) - Corporate Secretary and Vice-President of Administration of PacRim since 1997. From 1994 to 1996 Corporate Administrator for Eldorado Gold Corporation and HRC Development Corporation, publicly traded mining companies. From 1987 to 1994 securities legal assistant with prominent Vancouver law firm.

Barbara Henderson (40) – Master of Science (Geology). Vice President Investor Relations of the Company since August 2002. Manager of Investor Relations for Pac Rim since 1998. Investor Relations Manager for Zen International Resources Ltd. from 1998 to 1998, for Baramundi Gold Ltd. in 1997 and Noble Peak Resources Ltd. from 1996 to 1997.

There are no family relationships between any of the above. Neither is there any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

6 B.          COMPENSATION OF DIRECTORS AND OFFICERS Summary Compensation Table

For the three most recently completed financial years ended April 30, 2005, April 30, 2004 and April 30, 2003 in respect of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and for each of the Company’s three most highly compensated executive officers as at April 30, 2005 (other than the CEO and CFO), whose total salary and bonus exceeds Cdn.$150,000, if any, and any other additional individuals for whom disclosure would have been provided but for the fact that the individual was no longer an executive officer as at April 30, 2005 (the "Named Executive Officers" or “NEO”), the annual and long-term compensation and bonus is set out below. (Note: Dollar amounts below are in Canadian currency. Mr. Shrake received his salary in US dollars, which amounts have been converted at average exchange rates for the applicable year, and on the basis of $1.25 Canadian for $1 US for the last completed fiscal year ).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary (Cdn.$)	Bonus ($)	Other Annual Compensa- tion ($)	Securities under Options granted (#)	Shares or Units Subject to Resale Restric- tions ($)	LTIP Payouts ($)	All Other Compensa- tion (1) (Cdn.$) Nil
SHRAKE, Thomas Chief Executive Officer and Director	2005 2004 2003	$176,600 $180,200 $190,000	Nil Nil Nil	Nil Nil Nil	200,000 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
NORMAN, F.John Chief Financial Officer	2005 2004 2003	$130,000 $130,000 $127,083	Nil Nil Nil	Nil Nil Nil	75,000 60,800 Nil	Nil Nil Nil	Nil Nil Nil	$6,540 $6,475 $6,595
MCLEOD- SELTZER Catherine, President and Director	2005 2004 2003	$Nil (3) $Nil (2) $132,383	Nil Nil Nil	Nil Nil Nil	200,000 200,000 Nil	Nil Nil Nil	Nil Nil Nil	$Nil $8,822 $5,884
(1)	These amounts include benefits and contributions made by the Company on behalf of the Named Executive Officers to a retirement compensation arrangement and/or a group or individual RSP.
(2)	Ms. McLeod-Seltzer was on maternity leave during this period.
(3)	Ms. McLeod-Seltzer voluntarily waived her salary during this period.

Options Granted in Financial Year Ended April 30, 2005
The following stock options were granted to Named Executive Officers during the most recently completed financial year:

NEO Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year(1)	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Thomas Shrake, CEO	200,000	19%	$0.75	$0.75	February 18, 2010
F. John Norman, CFO	75,000	7%	$0.75	$0.75	February 18, 2010
Catherine McLeod-Seltzer	200,000	19%	$0.75	$0.75	February 18, 2010
(1) Total includes options issued to directors and officers where they are also employees.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values
The following table sets forth details of all exercises of stock options during the most recently completed financial year ended April 30, 2005, if any, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn.$) (1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (Cdn.$) (1) Exercisable/ Unexercisable
Thomas Shrake, CEO	Nil	Nil	1,007,000/200,000	$168,060/0
F. John Norman, CFO	Nil	Nil	288,333/56,667	$26,588/0
Catherine McLeod-Seltzer	Nil	Nil	1,096,200/200,000	$193,156/0
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

Ms. Catherine McLeod-Seltzer, President of the Company, has an employment agreement with the Company dated September 15, 1997, as amended, pursuant to which she may receive an annual salary of Cdn$159,330 plus reimbursement of general expenses not to exceed Cdn.$2,000 per month and regular benefits. The agreement provides that in the event the Company terminates Ms. McLeod-Seltzer’s employment for reasons other than just cause, Ms. McLeod-Seltzer will be entitled to receive a severance package comprising a payment equal to 18 months salary plus one month’s salary for each year of completed service after August 1, 1997 to a maximum total of 24 months salary, together with benefits for the severance period. In addition, Ms. McLeod-Seltzer would be entitled to exercise all incentive stock options held by her at the time of such termination up to the last day of the last day of business of the term of any share option agreement.

Mr. F. John Norman, Chief Financial Officer of the Company, has an employment agreement with the Company dated August 15, 2002, pursuant to which he receives an annual salary of Cdn.$130,000 and regular benefits. The agreement provides that in the event the Company terminates Mr. Norman’s employment for reasons other than just cause he will be entitled to a severance package comprising a payment equal to 12 months salary on a change of control or six months salary for any other termination event, together with benefits or an amount equal to the value of the benefits for the severance period. Mr. Norman will have 30 days from the date of termination to exercise any vested incentive stock options held by him at the time of termination.

6 C.          BOARD PRACTICES

The Company’s Board of Directors is currently comprised of six persons, all of whom were elected at the annual general meeting of shareholders on September 22, 2004. The current term of office for all the directors will expire at the next annual general meeting. The Company has scheduled the next annual general meeting to be held September 7, 2005, at which time all six of the current directors will be nominated for re-election. The position of Chairman of the Board of the Company is separate from that of the CEO. The incumbent Chairman is not a member of the Company’s management. See Item 6A Directors and Senior Management.

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

Board Committees

The committees of the Board presently consist of an Audit Committee, a Compensation Committee, an Environmental Committee and a Nominating Committee. The TSX guidelines recommend that board committees be composed exclusively of outside directors (non-management directors) the majority of which are unrelated Directors. AMEX rules require all committee members to be independent directors. Where possible, given the size of the Company’s Board, the Company endeavours to comply with all governing rules and regulations. All of the Company’s committees have Board approved Terms of Reference which set out the duties of the respective committees.

- Audit Committee
The Audit Committee is currently composed of three independent directors, Messrs. Fagin (Chair), Sweeney and Petrina. All members of the Audit Committee are financially literate. The Audit Committee is authorized to review and approve the financial statements of the Company and the overall scope and results of the audit and internal financial controls of the Company. The Audit Committee communicates with the external auditors and meets with them at least once a year. The Audit Committee meets at least four times a year. The terms of reference of the Audit Committee are set out in their entirety under Item 16A – Audit Committee Financial Expert.

- Compensation Committee
The Compensation Committee is currently composed of three independent directors, Messrs. Sweeney (Chair), Myckatyn and Fagin. The overall purpose of the Compensation Committee is to make recommendations to the Board for executive compensation, human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

- Environmental Committee
The Environmental Committee is composed of three directors, Messrs. Myckatyn (Chair), Shrake and Petrina, the majority of which are independent directors. The Environmental Committee has the responsibility for reviewing the Company’s’ environmental policy and for ensuring the Company’s operations are operated in a manner consistent with the environmental policy and also for ensuring the Company’s operations are run in a manner that does not unduly expose its employees to unnecessary risk of accident or death.

- Nominating Committee
The Nominating Committee is composed of three independent directors, Messrs. Petrina (Chair), Sweeney and Myckatyn. The Nominating Committee has the responsibility for recommending to the Board the nominees to fill vacancies on the Board or to be proposed by any member of the Board as candidates for election as directors at the annual general meeting. The Nominating Committee also recommends to the Board a desirable balance of expertise among the Board members, seeks out possible candidates to fill Board positions and aids in attracting qualified candidates to the Board. In addition, the Nominating Committee’s responsibilities include reviewing and monitoring the orientation of new Board members; reviewing and approving officers’ directorships in other companies and reviewing directors’ relationships with outside entities with regard to potential conflicts of interest.

- Other
The Board may from time to time appoint a special committee of one or more directors which committee may engage outside advisors at the Company’s expense in order to assist the committee in fulfilling its responsibilities.

6 D.          EMPLOYEES

As at June 30, 2005 the Company had five full time employees in Canada, four full time employees in Reno, 52 full time and 12 part time employees in El Salvador. There were 39 full time employees at the Andacollo Mine in Chile. The employees at Denton-Rawhide are not employees of the Company. The Company may employ additional part-time employees or consultants as required to assist with its ongoing exploratory work program in El Salvador or work on other acquired properties. The Company is not subject to any collective bargaining agreements and believes its relationship with employees to be good.

6 E.          SHARE OWNERSHIP

As at June 30, 2005 the share ownership in the Company of those persons listed in Item 6B above is as follows: Thomas Shrake, 77,100 shares; Catherine McLeod-Seltzer, 623,000 shares; Anthony Petrina, nil; William Myckatyn, 49,660, shares; David Fagin, 50,000; Paul Sweeney, nil; John Norman, nil; Kathryn Church 300 shares and Barbara Henderson, 9,000. The shares held by the directors and management aggregate less than 1% of the Company’s issued and outstanding shares. Details of options on the Company’s shares held by each of the aforenamed persons are set out below. The aggregate number of options held represents approximately 4% of the Company’s share capital on a fully diluted basis.

Stock Option Plans

In connection with the amalgamation approved by shareholders of the Predecessor Companies on April 3, 2002, the TSX approved the rolling over of outstanding options, such options to be governed by the plan under which they were originally granted (“Pre-Amalgamation Options”). The TSX ruled that any Pre-Amalgamation Options that were surrendered, terminated or expired without exercise would not be available for the grant of new options. Pre-Amalgamation Options are outstanding exercisable to purchase up to 973,000 common shares, representing less than 1% of the Company’s issued and outstanding share capital, at $0.29 expiring July 2006.

Those persons listed in Item 6B above and other employees of the Company hold Pre-Amalgamation Options to purchase Common Shares of the Company, as at July 15, 2005, as follows:

	Number of	Exercise Price
	Common	per Common	Expiry Date
Optionees	Shares	Share Cdn.$(1)	of Option

McLeod-Seltzer, Catherine	441,000	$0.29	July 4, 2006

Shrake, Thomas	387,000	$0.29	July 4, 2006

Church, Kathryn	13,000	$0.29	July 4, 2006

Henderson, Barbara	10,000	$0.29	July 4, 2006

Employees/Others	122,000	$0.29	July 4, 2006

TOTAL:	973,000

(1)
Exercise prices were determined by the board of directors of the respective Predecessor Companies in accordance with the rules and policies of the TSX. All options were granted for a five year term and vested as to one-third of the options on the day of grant and one-third on each of the two subsequent anniversaries. All the Pre-Amalgamation Options are vested.

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

As of July 15, 2005, the following options are outstanding under the 2002 Plan as follows:

	Number of	Exercise Price
	Common	per Common	Expiry Date
Optionees	Shares	Share Cdn.$(1)	Of Option

McLeod-Seltzer, Catherine	420,000	$0.62	April 18, 2007
	200,000	$0.85	Oct. 08, 2008
	200,000	$0.75	Feb.18, 2010

Shrake, Thomas	420,000	$0.62	April 18, 2007
	200,000	$0.85	Oct. 08, 2008
	200,000	$0.75	Feb. 18, 2010

Petrina, Anthony	130,000	$0.62	April 18, 2007
	75,000	$0.85	Oct. 08, 2008
	75,000	$0.75	Feb. 18, 2010

	Number of	Exercise Price
	Common	per Common	Expiry Date
Optionees	Shares	Share Cdn.$(1)	Of Option

Myckatyn, William	130,000	$0.62	April 18, 2007
	75,000	$0.85	Oct. 08, 2008
	75,000	$0.75	Feb.18, 2010

Sweeney, Paul B.	130,000	$0.43	July 23, 2008
	75,000	$0.85	Oct. 08, 2008
	75,000	$0.75	Feb. 18, 2010

Fagin, David	50,000	$0.85	Oct. 08, 2008
	75,000	$0.75	Feb. 18, 2010

Norman, John	130,000	$0.62	April 18, 2007
	40,800	$0.43	July 23, 2008
	20,000	$0.85	Oct. 08, 2008
	75,000	$0.75	Feb. 18, 2010

Church, Kathryn	65,000	$0.62	April 18, 2007
	40,000	$0.85	Oct. 08, 2008
	50,000	$0.75	Feb. 18, 2010

Henderson, Barbara	65,000	$0.62	April 18, 2007
	40,000	$0.85	Oct. 08, 2008
	75,000	$0.75	Feb. 18, 2010

Employees/Others	430,000	$0.62	April 18, 2007
	455,000	$0.85	Oct. 08, 2008
	430,000	$0.75	Feb. 18, 2010
TOTAL:	4,520,800

Generally the options vest cumulatively as to one-third on the grant date and one-third upon each of the following two anniversaries of the grant date. Options granted to non-management outside directors are vested 100% at the issue date. Of the total options outstanding 1,161,933 are not vested as at July 15, 2005.

ITEM 7:          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7 A.          MAJOR SHAREHOLDERS

To the best of the knowledge and belief of the directors and senior officers of the Company, no persons or companies beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company as at June 30, 2005.

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

As of June 30, 2005, Computershare reported that there were 81,239,494 common shares issued and outstanding. Of those common shares issued, 11,050,916 shares were registered to United States residents to 157 holders of record.

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

7 C.          Not applicable.

ITEM 8:          FINANCIAL INFORMATION

8 A:          Consolidated Statements and Other Financial Information

See “Item 17” for details of the Company’s consolidated financial statements which have been prepared by independent auditors and are accompanied by audit reports, including comparative financial statements for the latest three financial years audited in accordance with a comprehensive body of auditing standards.

The financial year end of the Company is April 30.

Also see Item 5 Operating and Financial Review and Prospects.

The Company has not paid any dividends on its common shares since its incorporation. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

8 B:          Significant Changes

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

Financial Year Ended	Financial Period (1)	TSX (2)(3) (Cdn$)		AMEX (2)(3) ($)
		High	Low	High	Low
Dec.2000 Dec.2001 Apr. 2002 Apr. 2003 Apr. 2004 Apr. 2004 Apr. 2005 Jan. 2005 Feb. 2005 Mar. 2005 Apr 2005 May 2005 June 2005	Annual Annual Four Months (3) Annual Annual First Quarter Second Quarter Third Quarter Fourth Quarter First Quarter Second Quarter Third Quarter Fourth Quarter Month Month Month Month Month Month	2.30 .68 1.40 1.46 2.39 0.62 1.15 2.39 1.75 1.08 1.00 0.89 0.96 0.70 0.80 0.96 0.83 0.69 0.85	.23 .21 .37 .40 0.36 0.36 0.58 0.88 0.95 0.72 0.60 0.56 0.62 0.56 0.62 0.69 0.63 0.54 0.67	6.20 1.78 .48 .99 1.85 0.45 0.82 1.85 1.35 0.77 0.77 0.74 0.77 0.57 0.65 0.77 0.68 0.55 0.64	1.00 .125 .125 .26 .26 0.26 0.40 0.67 0.69 0.59 0.52 0.49 0.51 0.49 0.51 0.57 0.53 0.44 0.53
(1)	The fiscal year end of the Company was changed from December 31 to April 30 in 2002.
(2)	The trading prices for shares of Predecessor Company DAY are shown as the historical figures based on Dayton’s historical year end of December 31.
(3)	The shares of the Company were called for trading under the new symbol “PMU” on April 15, 2002. Historical prices are for Predecessor Company DAY.

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

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles. A quorum for a meeting of members of the Company is one person present who is a shareholder or who is a duly appointed proxyholder for one or more shareholders.

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

The foregoing is consistent with the laws, customs and practices in Canada.

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

ITEM 10:          ADDITIONAL INFORMATION

10 A.          SHARE CAPITAL

Not applicable for Annual Report.

10 B.          MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was formed on April 11, 2002 (#645547) upon the amalgamation of Dayton and PacRim under the laws of the Province of British Columbia, Canada. The Company’s objects and purposes are unrestricted.

On March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (the “New Act”) and repealed the Company Act (the “Former Act”), which previously governed the Company.

Under the New Act, a mandatory transition rollover to substitute a Notice of Articles for its Memorandum was completed by the Company effective July 26, 2004, which enabled the Company to alter its articles to be in line with the new provisions contained in the New Act. Subsequently, at the annual meeting of shareholders held September 22, 2004, shareholders approved removal of pre-existing company provisions relating to restrictions contained in the Former Act no longer required under the New Act, and approved new articles (the “New Articles”) by special resolutions approved by a three-quarter majority vote cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The Company’s Notice of Articles does not prescribe any extraordinary limits on the business or purpose of the Company.

Under the Articles, directors of the Company: 1) who hold a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter are not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution; 2) are entitled to set their own compensation by resolution establishing the same and may be counted in the quorum at the meeting where such a transaction is considered for approval whether or not the director votes on all or any of the resolutions considered at the meeting; 3) may authorize the Company to borrow money in amounts, on the security, from the sources and issue bonds, debentures and other debt obligations, on terms and conditions they consider appropriate; guarantee the repayment of money; and mortgage, charge, grant a security interest in or give other security on the whole or any part of the present and future assets and undertaking of the Company; 4) are not required to retire on an age limit and 5) are not required to hold any share in the capital of the Company to become, act or continue to act as a director of the Company.

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out it liabilities. The issued Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Common Shares are entitled to one vote for each Share on all matters to be voted by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

The rights of the holders of issued shares of the Company may be altered only with the approval of the holders of ¾ or more of the shares of the Company voted at a meeting of the shareholders of the Company.

General Meetings are to be held annually. All Directors are subject to re-election at each annual general meeting. Directors may call an extraordinary meeting of shareholders. All registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders may attend at meetings of shareholders.

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constating document of the Company. There are no provisions in the Company’s Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

There are no provisions in the Company’s Articles requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

There are no conditions imposed by the Company’s Articles governing changes in the capital where such conditions are more stringent that is required by the law of British Columbia. All common shareholders share equally in the profits of the Company.

10 C.          MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, as described in this Form 20F, neither the Company nor any member of the group, is a party to any material contracts within the two years preceding the publication of this document.

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

This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company’s understanding of the administrative practices of Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to April 30, 2005. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

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

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

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

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia,

(c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See “Taxation—Certain Canadian Federal Income Tax Consequences” above).

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

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a “passive foreign investment company” for the taxable year ended April 30, 2005. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment company” status or that the Company will not be a “passive foreign investment company” for the current or any future taxable year. Accordingly, although the Company expects that it may be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

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

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

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

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

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

The Company does not believe that it was a PFIC for the taxable year ended April 30, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

10 F.          DIVIDENDS AND PAYING AGENTS

Not applicable.

10 G.          STATEMENT BY EXPERTS

Not applicable.

10 H.          DOCUMENTS ON DISPLAY

The Company is a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is a “foreign private issuer” as defined in the Exchange Act. A foreign private issuer is exempt from the provisions of the Exchange Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability. Readers may review a copy of the Company’s filings with the U.S. Securities and Exchange Commission (“the “SEC”), including exhibits and schedules filed with it, at the SEC's public reference facilities in 100F Street, NE, Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC, 100F Street, NE, Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site

(http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended.

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

10 I.          SUBSIDIARY INFORMATION

Not required.

ITEM 11:          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Gold Price

The Company’s primary business is the acquisition and development of gold properties and its revenue to date has almost entirely been derived from proceeds from, or related, to the sale of gold. See “Risk Factors - Metal Price Volatility”. Gold prices are subject to significant volatility and these changes, to the extent that the Company’s production is unhedged, can significantly affect the Company’s profitability and cash flow. Gold prices declined steadily since the latter part of 1996, culminating in August 1999 with the lowest price in twenty years, and until spring of 2002 essentially remained below $300 per ounce. Each ten percent change in the price of gold from a gold price of approximately $390 per ounce will change the Company’s projected annual revenues by $760,500, and, each ten percent change in the price of silver from approximately $6.50 per ounce will change projected annual revenues by $84,500. Over the past financial year the price of gold has ranged between $388 and $455 per ounce.

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

Impact of Price Increases on Construction Items

The amount of capital costs associated with the development of a mining property is adversely impacted by escalations in the price of items related to construction, including steel, fuel, concrete and other construction consumables. Such price escalations are caused by numerous factors beyond the Company’s control.

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

ITEM 16:
AUDIT COMMITTEE FINANCIAL EXPERT; CODE OF ETHICS; PRINCIPAL ACCOUNTANT FEES AND SERVICES, EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES; PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

16 A.          AUDIT COMMITTEE FINANCIAL EXPERT

Messrs. David Fagin and Paul Sweeney are both financial experts. As financial experts they have an understanding of generally accepted accounting principles and financial statements; are able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); have an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions. Messrs. Fagin and Sweeney are both independent under the current audit committee standards of AMEX applicable to the Company.

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

14.1          Composition of the Audit Committee:

a)
Shall consist of a minimum of three directors at all times, all of whom must be independent as required by applicable law and applicable stock exchange listing rules (the “Listing Rules”). A member of the Committee shall be considered independent if (a) he or she is not an employee of the Company; (b) he or she does not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or its subsidiaries other than in connection with serving on the Committee, any other Board committee or as a member of the Board; (c) he or she is not an “affiliated person” of the Company or any Company subsidiary as defined by applicable law and Listing Rules; and (d) he or she meets all other requirements for independence imposed by law and the Listing Rules from time to time and any requirements imposed by any Canadian or other governmental body having jurisdiction over the Company

b)
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

h)
Review and determine the compensation to be paid to the independent auditor for all auditing services, internal control related services and permitted non- audit services. The Company shall provide appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to advisors employed by the Audit Committee.

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

Item 16B.          Code of Ethics

The Company adopted a code of ethics consistent with SEC rules and regulations. The Code of ethics governs the actions of and is applicable to all of the directors and officers of the Company and its subsidiaries, and their affiliates. The code of ethics deals with the following issues:

•	compliance with all the laws and regulations identified in the code of ethics;
•	corporate opportunities and conflicts of interest;
•	the quality of the public disclosures;
•	the protection and appropriate use of the Company’s properties;
•	the protection of confidential information and property;
•	fair behavior; and
•	compliance with insider trading and corrupt practices legislation.

A copy of the code of ethics is posted on and available for review on the Company’s website www.pacrim-mining.com. There have been no waivers granted to a provision of the code of ethics in the fiscal year ended April 30, 2005 to any of the Company’s principal officers..

Item 16C.          Principal Accountant Fees and Services

Audit Fees

Staley, Okada & Partners, Chartered Accountants (“Staley, Okada & Partners”), serve as the independent auditors for the Company and have acted as the Company’s independent auditor for the fiscal years ended April 30, 2005 and April 30, 2004. The chart below sets forth the total amount billed the Company by Staley, Okada & Partners for services performed in the last two fiscal yearsand breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and other fees) in CDN$.

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

Fees disclosed under the category "All Other Fees" for the 2004 fiscal year are related to quarterly reviews and for the 2005 fiscal year are related to quarterly reviews and corporate reorganization advice.

External Auditor Service Fees (By Category), (in Canadian Dollars)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
April 30, 2005	Cdn.$113,461	Cdn.$32,942	Cdn.$10,680	Cdn.$Nil
April 30, 2004	Cdn.$70,000	Cdn.$4,641	Cdn.$8,520	Cdn.$6,248

(1)	The aggregate audit fees billed.
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

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Staley, Okada & Partners. Any services provided by Staley, Okada & Partners that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the fiscal year ended April 30, 2005, fees paid to Staley, Okada & Partners were approved pursuant to the de minimus exception for tax services.

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

The following financial statements and related schedules are included in this Item and form part of this Annual Report:

(a)	Financial Statements for the financial period ended April 30, 2005, containing:

Auditors’ Report for the years April 30, 2005 and April 30, 2004;
Consolidated Balance Sheets as at April 30, 2005 and April 30,2004;
Consolidated Statements of Loss for the year ended April 30, 2005, April 30, 2004 and April 30, 2003;
Consolidated Statements of Shareholders’ Equity for the year ended April 30, 2005 and April 30, 2004;
Consolidated Statements of Cash Flow for the year ended April 30, 2005, April 30, 2004 and April 30, 2003; and
Notes to Consolidated Financial Statements.

PACIFIC RIM MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2005 and 2004

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

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through activities of its Audit Committee composed of three directors, none of whom are members of management. This Committee meets regularly with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly unaudited and annual audited consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the scope and the results of their audit and audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

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

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Pacific Rim Mining Corp.:

We have audited the accompanying consolidated balance sheets of Pacific Rim Mining Corp. as of April 30, 2005 and 2004, and the related consolidated statements of loss, shareholders’ equity, and cash flows for the years ended April 30, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 2005 and 2004, and the results of its operations and its cash flows for the years ended April 30, 2005, 2004 and 2003, in conformity with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”
Vancouver, B.C.	STALEY, OKADA & PARTNERS
June 6, 2005, except for Note 15, which is as of June 20, 2005	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when financial statements are affected by future events, the outcome of which is undeterminable. As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company’s ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated June 6, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

“Staley, Okada & Partners”
Vancouver, B.C.	STALEY, OKADA & PARTNERS
June 6, 2005, except for Note 15, which is as of June 20, 2005	CHARTERED ACCOUNTANTS

Pacific Rim Mining Corp.	Statement 1
Consolidated Balance Sheets
In thousands of U.S. dollars

	As at	As at
	April 30,	April 30,
ASSETS	2005	2004
Current Assets
Cash, cash equivalents and bullion (Note 1b)
Cash and cash equivalents	$794	$1,463
Bullion (Note 1b and 4)	21	1,301
	815	2,764
Receivables	116	118
Inventories (Note 5)	266	2,930
	1,197	5,812
Property, Plant and Equipment (Note 6)	4,299	5,102
Closure Fund (Note 8b)	3,122	3,119
	$8,618	$14,033

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,214	$1,761
Loans payable (Note 8a)	-	828
Accrued closure costs - current portion (Note 8c)	118	190
	1,332	2,779
Accrued Closure Costs (Note 8c)	1,747	1,636
	3,079	4,415
Going Concern (Note 1)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 3 (Note 9)
Authorized:
unlimited common shares without par value
Issued and fully paid:
80,642,194 (2004 - 80,483,994) shares outstanding	57,435	57,364
Contributed Surplus - Statement 3	810	326
Deficit - Statement 3	(52,706)	(48,072)
	5,539	9,618
	$8,618	$14,033

APPROVED BY THE BOARD OF DIRECTORS:

“David K. Fagin”	, Director

“Thomas C. Shrake”	, Director

- See Accompanying Notes -

Pacific Rim Mining Corp.	Statement 2
Consolidated Statements of Loss
In thousands of U.S. dollars, except for per share amounts

	Year	Year	Year
	Ended	Ended	Ended
	April 30,	April 30,	April 30,
	2005	2004	2003
Revenue
Sales	$11,868	$12,140	$12,509

Cost of Sales
Operating costs	8,963	12,193	8,999
Depreciation, depletion and amortization	878	1,295	3,092
Write-down of mining interest (Note 7b(i))	-	-	1,262
	9,841	13,488	13,353
Mine Operating Income (Loss)	2,027	(1,348)	(844)

Expenses (Income)
Exploration
- direct	6,351	5,144	3,346
- stock-based compensation (Note 9)	73	20	-
General and administrative
- direct	1,149	878	937
- stock-based compensation (Note 9)	411	316	-
Write-down of marketable securities	-	-	275
Interest expense	18	47	78
Foreign exchange	(108)	26	(28)
Interest income	(120)	(182)	(175)
Gain on sale of mineral properties	-	-	(922)
Gain on sale of marketable securities	-	-	(1,047)
Gain on sale of property, plant and equipment	(848)	(290)	-
	6,926	5,959	2,464
Loss Before Unusual Item	(4,899)	(7,307)	(3,308)

Recovery of Investment In Andacollo Mine (Note 1c)	284	448	508
Loss for the Year Before Taxes	(4,615)	(6,859)	(2,800)
Income Taxes	19	-	-
Loss for the Year	$(4,634)	$(6,859)	$(2,800)

Loss Per Share - Basic and Diluted	$(0.06)	$(0.09)	$(0.04)

- See Accompanying Notes -

Pacific Rim Mining Corp.	Statement 3
Consolidated Statements of Shareholders' Equity
In thousands of U.S. dollars

	Share Capital - Common Shares
			Contributed	Accumulated	Total
	Number	Amount	Surplus	Deficit	Equity

Balance – April 30, 2003	78,528,594	$56,173	$-	$(41,213)	$14,960
Shares issued for cash –
options exercised	1,955,400	1,181	-	-	1,181
Stock-based compensation	-	-	336	-	336
Fair value of options exercised	-	10	(10)	-	-
Loss for the year	-	-	-	(6,859)	(6,859)

Balance - April 30, 2004	80,483,994	$57,364	$326	$(48,072)	$9,618
Shares issued for cash –
options exercised	158,200	71	-	-	71
Stock-based compensation	-	-	484	-	484
Loss for the year	-	-	-	(4,634)	(4,634)

Balance - April 30, 2005	80,642,194	$57,435	$810	$(52,706)	$5,539

- See Accompanying Notes -

Pacific Rim Mining Corp.	Statement 4
Consolidated Statements of Cash Flows
In thousands of U.S. dollars

	Year	Year	Year
	Ended	Ended	Ended
	April 30,	April 30,	April 30,
	2005	2004	2003
Operating Activities
Loss for the year	$(4,634)	$(6,859)	$(2,800)
Adjustment to reconcile loss to cash flow
provided by operations:
Depletion, depreciation and amortization	869	800	2,717
Accrued closure and pension costs	343	495	375
Stock-based compensation	484	336	-
Foreign exchange	(108)	26	(28)
Net interest earned on sinking fund	(91)	(174)	(143)
Gain on sale of marketable securities	-	-	(1,047)
Gain on sale of mineral properties	-	-	(922)
Gain on sale of property, plant and equipment	(848)	(290)	-
Loss on sale of supplies inventory	37	-	-
Write-down of marketable securities	-	-	275
Write-down of mining interest	-	-	1,262
Write-down of supplies inventory	165	-	-
	(3,783)	(5,666)	(311)
Accounts payable and accrued liabilities	(547)	533	(138)
Closure cost expenditures	(304)	(2,057)	(692)
Loans payable	(828)	(1,043)	(659)
Inventories	3,710	7,194	(2,270)
Receivables	2	(68)	26
Proceeds of disposition of supplies inventory	32	-	-
Cash Flow Used for Operating Activities	(1,718)	(1,107)	(4,044)
Investing Activities
Purchases of property, plant and equipment	(86)	(461)	(79)
Proceeds of disposition of property, plant and equipment	848	304	56
Reclamation sinking fund withdrawals	108	465	-
Cash Flow Provided By (Used for) Investing Activities	870	308	(23)
Financing Activities
Issuance of share capital	71	1,181	31
Proceeds on sale of marketable securities	-	-	2,551
Cash Flow Provided By Financing Activities	71	1,181	2,582
Foreign Exchange	108	(26)	28
Net Increase (Decrease) in Cash and Cash Equivalents	(669)	356	(1,457)
Cash and cash equivalents - Beginning of year	1,463	1,107	2,564
Cash and Cash Equivalents - End of Year	$794	$1,463	$1,107

Supplementary Schedule of Cash Transactions:
Interest paid during the period	$25	$61	$79
Income taxes paid during the period	$19	$-	$-

Supplementary Schedule of Non-cash Transactions:
Marketable securities received for mineral properties	$-	$-	$900
Stock-based compensation	$484	$336	$-
Accrued closure costs capitalized as property, plant and
equipment	$-	$495	$-

- See Accompanying Notes -

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

1.	Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and exploration interests in mineral claims in Chile and Argentina.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the Company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time.

During the year, the Company incurred a loss of $4,634 and has an accumulated deficit of $52,706. The operations of the Company have primarily been funded by their interest in the Denton Rawhide Joint Venture and the issuance of common shares. Continued operations of the Company are dependent on the Company's ability to complete public equity financing and/or generate profitable operations in the future.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

Basis of Presentation

These consolidated financial statements are presented in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in Note 16.

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (US) Inc., Pacific Rim Exploration Inc., DMC Cayman Inc., Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada, Pacific Rim El Salvador S.A. de C.V., Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

	a)	Reporting Currency

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these consolidated financial statements.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

1.	Nature of Operations and Basis of Presentation - Continued

	b)	Cash, Cash Equivalents and Bullion

Saleable bullion inventory located at gold refiners is reported separately from all other inventories held. A total amount is reported for cash, cash equivalents and bullion to reflect management’s view that the bullion reported is closely equivalent to cash, immediately available to cover short- term cash requirements.

	c)	Shut Down of Andacollo Mine

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine were written off effective December 1, 2000 with a corresponding charge to income to reflect permanent closure of this mine and the estimated realizable value of capital assets after all liabilities have been liquidated.

Creditor distribution proceeds received from the “written off” subsidiary are credited in the year received to income as “Recovery of Investment In Andacollo Mine”.

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

Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. If it is determined that the estimated net recoverable amount is less than the carrying value and the impairment in value is likely to be permanent, a write-down to the net recoverable amount is made by a charge to earnings.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

2.	Significant Accounting Policies and Accounting Changes - Continued

Property, Plant and Equipment - Continued

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

The Company’s share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accounted for in accordance with CICA 3110 “Asset Retirement Obligations” which conforms in all material respects to FASB (Financial Accounting Standards Board) Statement No. 143 as required under United States GAAP requirements for the reporting of asset retirement obligations. Effective May 1, 2003, the Company elected early implementation of CICA 3110, whereby the Company prospectively recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair market value can be made. The asset retirement costs are capitalized as part of the carrying amount of the long term asset to be amortized over the estimated remaining useful life of the asset and the associated liability is accreted over the estimated future ounces of gold production until settlement of the obligation. As a result of the adoption of this accounting standard, the carrying value of the Rawhide Mine and the corresponding asset retirement obligation was increased by $500 during the year ended April 30, 2004.

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
April 30, 2005 and 2004
In thousands of U.S. dollars

2.	Significant Accounting Policies and Accounting Changes - Continued

Share Capital

i)
The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

	ii)	Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Stock-based Compensation

Effective May 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options issued during the year. The prior years stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, an arrangement exists. The price is fixed and determinable and collection is reasonably assured.

Earnings (Loss) per Share

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

Derivative Transactions

The Company may enter into gold hedging contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for a portion of its future production. The Company’s entire hedging activity is considered normal course sales requiring settlements through physical delivery. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract.

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

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
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

Variable Interest Entities (VIEs)

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15, “Consolidation of Variable Interest Entities,” to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities.” The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them. The Guideline is effective for annual and interim periods beginning on or after November 1, 2004, and upon adoption, will not materially impact the Company’s results of operations and financial position.

3.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, bullion (Note 10) receivables, closure fund, accounts payable, loans payable and accrued closure costs. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.	Bullion

Details are as follows:

	April 30, 2005		April 30, 2004
	Gold	Silver	Gold	Silver
Ounces at refinery	84	850	2,727	39,600
Market value per ounce ($/oz.)	$434.00	$6.80	$390.00	$6.00
Market value	$36	$6	$1,064	$237
Total market value	$42		$1,301
Valuation – lower of cost and market	$21		$1,301

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

5.	Inventories

Details are as follows:

	April 30,	April 30,
	2005	2004
Production inventory	$266	$2,696
Supplies inventory	-	234
	$266	$2,930

6.	Property, Plant and Equipment Details are as follows:

	April 30,	April 30,
	2005	2004
Cost	$9,536	$10,320
Accumulated depreciation and write-downs	(5,237)	(5,218)
	$4,299	$5,102

7.	Mineral Properties

	a)	El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i)
Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

		ii)	The Company terminated an option agreement to acquire an interest in a property, known as La Calera Gold Project during the fiscal year without further liability to the Company.

iii)
By option agreement dated November 14, 2003, the Company has agreed to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. The Company has paid an aggregate amount of $29. To fully exercise its purchase option a further payment of $971 is due and payable on or before April 2, 2006.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

7.	Mineral Properties - Continued

	b)	Denton-Rawhide Joint Venture

		i)	The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in assets and liabilities related to the joint venture is summarized as follows:

	April 30,	April 30,
	2005	2004
Current assets	$412	$4,434
Property, plant and equipment	46	878
Closure fund	3,122	3,119
Current liabilities	(560)	(2,061)
Long-term liabilities	(1,747)	(1,636)
Net assets	$1,273	$4,734

The condensed statements of operating income (loss) of the Company’s 49% interest are as follows:

	Year Ended	Year Ended	Year Ended
	April 30, 2005	April 30, 2004	April 30, 2003
Sales	$11,868	$12,140	$12,509
Gain on sale of property, plant and equipment	848	290	-
Costs and expenses	(9,841)	(13,483)	(13,348)
Net income (loss)	$2,875	$(1,053)	$(839)

The condensed statements of cash flows of the Company’s 49% interest are as follows:

	Year Ended	Year Ended	Year Ended
	April 30, 2005	April 30, 2004	April 30, 2003

Cash flows provided by operations	$6,624	$5,160	$549
Cash flows provided by (used for) investment
activities	812	(150)	(23)
Cash flows provided by (used for) financing
activities	(828)	(1,021)	-

Net cash flow	$6,608	$3,989	$526

During the year ended April 30, 2003, the Denton-Rawhide Mine experienced unexpected production shortfalls due to slower than expected heap leach recoveries. A review of the carrying value of the Denton-Rawhide investment indicated that the fair value of this investment had been impaired; therefore a $1,262 reduction in carrying value was recorded and charged to that year’s operations.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

7.	Mineral Properties – Continued

	b)	Denton-Rawhide Joint Venture - Continued

ii)
By agreement dated October 28, 2004 between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners – “Rawhide”) and Nevada Resource Recovery Group LLC (“NRRG”), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisition of title to additional lands within the area of interest to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The $1,000 balance of the consideration is to be paid on the scheduled closing date of October 31, 2006. Upon closing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow.

	c)	United States Exploration Properties

Aurora and Surefire Properties, Nevada

The Company terminated these option agreements during the fiscal year without further liability to the Company.

	d)	Argentina Properties - Agreement with Silver Standard Resources Inc. (“SSO”)

By agreement dated December 14, 2001, the Company agreed to sell its 100% interest in certain subsidiaries that held the Diablillos mineral property located in Argentina. As consideration, SSO paid $3,400 in cash and treasury shares. The Company received $1,500 in cash during the year ended December 31, 2001 and 383,025 common shares of SSO with a fair market value of $1,000 prior to the amalgamation date of April 11, 2002. During the fiscal year 2003, the Company received 142,970 shares of SSO, which had a fair market value of $900, thus completing the terms of the agreement. All amounts received from SSO were treated as a recovery of acquisition and deferred exploration costs on the Diablillos property and any recovery in excess of cost was treated as a gain, once received. The amount of the gain recorded during the year ended April 30, 2003 was $922.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

8.	Closure Fund, Accrued Closure Costs and Loan Payable

	a)	Loan Payable

The Company, as part of the Denton-Rawhide acquisition, agreed to reimburse Kinross Gold Corporation (“Kinross”), who was, at the time, a major shareholder of the Company and had a director in common, a principal amount of $2,118 for Kinross’ interest in the reclamation and severance trust funds (“Closure Fund”) held for the benefit of the Denton-Rawhide operation. The principal amount was repayable to Kinross, on an annual basis, from 25% of the net internal cash flow from the Denton-Rawhide Mine. Interest was payable annually at rates equivalent to those earned by the Closure Fund trust accounts. As a result of adjustments to working capital accounts at the time of purchase, the principal amount owing to Kinross was reduced to an outstanding amount of $1,849 of which $1,021 was paid on December 31, 2003 and the balance of $828 was paid at December 31, 2004.

Kinross became a non-related party to the Company in December 2003 by virtue of its disposal of its entire shareholdings in the Company.

	b)	Closure Fund

The Denton-Rawhide Closure Fund investments of $3,122 (2004 - $3,119) are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2005 was approximately $3,261 (2004 - $3,300). During the year ended April 30, 2005, $108 (2004 - $465) was drawn from the fund to pay severances owed to Denton-Rawhide employees due to the cessation of mining and processing activities and the related reduction of the workforce. These severances paid were part of the accrued closure costs. At April 30, 2005, closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funding of these funds until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

8.	Closure Fund, Accrued Closure Costs and Loan Payable - Continued

	c)	Accrued Closure Costs

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $1,865 at April 30, 2005 (2004 - $1,826) of which $1,747 (2004- $1,636) is long-term and $118 (2004 - $190) is current. The closure fund (Note 8b), held in trust, is provided as security to the mine operator for the Company’s portion of estimated closure liabilities.

Estimated closure liabilities are as follows:

Accrued closure costs – April 30, 2004
Current	$190
Long-term	1,636	$1,826
Add: Pension liability accruals *		343
Less: Reclamation expenditures during the year		(304)
Accrued closure costs – April 30, 2005
Current	$118
Long-term	1,747	$1,865

*
The Company has determined that additional post-retirement benefit liabilities exist relating to employees of the Rawhide Joint Venture. The current and long-term portions of the estimated liability have been recognized on the consolidated balance sheet with a corresponding charge to mine operating income. The Rawhide Joint Venture operator is currently reviewing past accounting treatment of post-retirement plan funding. The Company anticipates that any accounting adjustments from this review will not negatively impact the future financial performance of the Joint Venture.

9.	Share Capital

Common Shares

The Company filed a Notice of Alteration of Articles, under the new Business Corporations Act (British Columbia) which, effective January 20, 2005 altered its authorized share structure from 1,000,000,000 common shares to an unlimited number of common shares.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

9.	Share Capital - Continued

Stock Options

Upon amalgamation, stock options outstanding under the plans of Dayton and PRMC were rolled over, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options.

In October 2002 shareholders approved a stock option and bonus plan under which, up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares are reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors. Details are as follows:

	Number of Options
	Pre-	October	Weighted Average
	Amalgamation	2002	Exercise Price
	Plans	Plan	(in Cdn $)	Expiry
Options outstanding at April 30, 2003	4,517,480	2,110,000	$0.73	2003-2007
Year ended April 30, 2004 - granted	-	1,425,800	$0.80	2008
- expired/cancelled	(952,700)	(130,000)	$1.27	2004-2007
- exercised	(1,760,400)	(195,000)	$0.80	2003-2008
Options outstanding at April 30, 2004	1,804,380	3,210,800	$0.60	2004-2008
Year ended April 30, 2005 - granted	-	1,330,000	$0.75	2010
- expired/cancelled	(65,080)	-	$1.33	2004
- exercised	(138,200)	(20,000)	$0.55	2004-2007
Options outstanding at April 30, 2005	1,601,100	4,520,800	$0.63	2005-2010
Vested as at April 30, 2005	1,601,100	3,358,867	$0.60	2005-2010

The following table summarizes information about stock options outstanding to directors and employees as at April 30, 2005.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
May 29, 2005	$0.54	625,100	625,100
July 4, 2006	$0.29	976,000	976,000
April 18, 2007	$0.62	1,790,000	1,790,000
July 23, 2008	$0.43	170,800	113,867
October 8, 2008	$0.85	1,230,000	811,667
February 18, 2010	$0.75	1,330,000	643,333
		6,121,900	4,959,967

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

9.	Share Capital - Continued

Stock Options - Continued

On February 18, 2005, the Company granted an additional 1,330,000 incentive stock options under its stock option plan at an exercise price of CDN$0.75 per share. Options issued to full and part-time employees and consultants vest as to one-third upon grant and one third on each of the following two anniversary dates of the grant. Options issued to non-executive directors vest 100% upon grant. The options expire on February 18, 2010.

The Company has prospectively adopted the recommendations of CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments” for stock options granted to directors, officers and employees effective May 1, 2003. Comparative figures have been shown on a pro forma basis, as required.

Stock-based compensation expense relating
to:		2005 (i)		2004 (i)	2003(ii)
Administrative costs		$411		$316	$473
Exploration costs		73		20	-
Total stock-based compensation		$484		$336	$473

Loss for the year – as reported		$(4,634)		$(6,859)	$(2,800)
Loss for the year – pro forma	$	N/A	$	N/A	$(3,273)
Loss Per Share - Basic and Diluted
As reported		$(0.06)		$(0.09)	$(0.04)
Pro-forma	$	N/A	$	N/A	$(0.04)

(i)	Recorded as an expense with the offsetting entry to contributed surplus.
(ii)	Disclosed as an expense on a pro forma basis only.

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes Option Pricing Model with the following assumptions:

	April 30, 2005	April 30, 2004	April 30,2003
Average risk free interest rate	3.46%	3.85%	4.31%
Average expected option life	4 years	4 years	4 years
Stock volatility – based on trading history	87.39%	82.31%	89.46%
Dividend payments during life of option	Nil	Nil	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially effect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

10.	Gold Sales Contracts

(Metal prices in U.S. Dollars)

At April 30, 2005, the Company’s gold hedging position consisted of 3,000 ounces (2004 - 6,000) of forward sales contracts for future delivery of gold at various dates from May 2005 to July 2005 (2004 - May to October 2004) at an average price of US$442 (2004 - US$411) per ounce. At April 30, 2005 the Company had no financial exposure to market risks related to the settlement of outstanding hedges as gold spot prices were approximately US$434 (2004 - US$390) per ounce at that date. The estimated fair value of these contracts at the April 30, 2005 spot prices was $24 (2004 - $126), which represents the fair value to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company’s gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold hedging contract counter parties are large international credit-worthy institutions.

11.	Income Taxes

As at April 30, 2005 the Company has the following tax loss carry forwards:

Country	Category	Amount	Expiry
Argentina	Operating losses	$2,353	2006-2010
Canada	Non-capital losses	$7,850	2006-2015
	Net capital losses	$2,595	N/A
	Mineral expenditures	$11,007	N/A
El Salvador	Mineral expenditures	$17,124	(i)
United States	Operating losses – Regular tax	$14,152	2006-2025
	Operating losses – Alternative minimum tax	$10,110	2006-2025

(i)	These expenditures expire when they are written-off for local accounting purposes.

Future income tax assets are not recorded for the above tax loss carry forwards due to the significant uncertainty of their recovery. The tax losses may be subject to audit and adjustment by local tax authorities

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

12.	Commitments

Lease Commitments

The Company has entered into operating leases for office premises, a photocopier and a vehicle. Minimum lease payments are as follows:

	Office
	(i) Premises	Photocopier	Vehicle	Total
2006	$62.5	$3.8	$24.6	$90.9
2007	29.8	3.8	24.6	58.2
2008	17.2	3.8	2.1	23.1
2009	-	1.6	-	1.6
	$109.5	$13.0	$51.3	$173.8

(i)	In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

13.	Contingent Liability

The Rawhide joint venture partner and operator asserts that the Rawhide joint venture is required to pay future pension funding interest obligations, based on actuarial estimates of up to $2,000 (Pacific Rim's portion would be approximately $1,000) over the next 30 years. The operator's assertion is based on their current belief that the joint venture partners are responsible for all future pension obligations based on actuarial calculated amounts for an unfunded plan. The Company maintains this assertion is incorrect based on a joint venture partners' agreement at the inception of joint venture pension accounting that stipulates that the joint venture would only be responsible for actuarially calculated current service costs, which have all been paid to date. The Company believes there are no grounds for the operator's assertion and will vigorously defend this position.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

14.	Segmented Information

Details are as follows:

	Year	Year	Year
	Ended	Ended	Ended
	April 30,	April 30,	April 30,
	2005	2004	2003

Total Assets
Canada	$589	$1,017	$99
USA	3,661	8,556	17,094
El Salvador	4,354	4,457	4,252
Argentina	11	-	-
Chile	3	3	2

Total	$8,618	$14,033	$21,447

Total Property, Plant and Equipment
Canada	$5	$9	$8
USA	60	909	1,263
El Salvador	4,234	4,184	4,184
Argentina	-	-	-
Chile	-	-	-

Total	$4,299	$5,102	$5,455

Revenue, Excluding Interest Income
Canada	$-	$-	$-
USA	11,868	12,140	12,509
El Salvador	-	-	-
Argentina	-	-	-
Chile	-	-	-

Total	$11,868	$12,140	$12,509

Depreciation, Depletion and Amortization
Canada	$4	$5	$4
USA	874	1,290	3,088
El Salvador	-	-	-
Argentina		-	-
Chile	-	-	-

Total	$878	$1,295	$3,092

Net Income (Loss)
Canada	$(1,045)	$(971)	$887
USA	2,352	(1,475)	(1,004)
El Salvador	(6,047)	(4,822)	(3,151)
Argentina	(116)	(39)	(40)
Chile	222	448	508

Total	$(4,634)	$(6,859)	$(2,800)

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

15.	Subsequent Events

Sale of Andacollo Mine

Subsequent to year-end, the Company entered into a letter of intent dated June 20, 2005, with an arms-length buyer, to sell the previously written off Andacollo assets for payments totalling $5,400. Payment terms are: $300 non-refundable deposit which was paid by the purchaser upon signing the letter of intent for the exclusive right to conduct due diligence and execute a definitive purchase agreement during a 30-day period from the signing of the letter of intent, $2,700 due and payable upon the signing of the definitive agreement (“Closing”), $1,000 within 12 months of Closing and $1,400 within 24-months of Closing. The buyer may extend the initial due diligence period by an additional 30-days by the payment of an additional $300 non-refundable deposit resulting in the payment to be made upon closing being reduced to $2,400.

Two previous non-related agreements for the sale of Andacollo Mine were cancelled during the year. The Company retained $100 non-refundable deposits for each agreement for a total of $200 which has been recorded in these statements as a Recovery of Investment in Andacollo Mine.

16.	United States Generally Accepted Accounting Principles (“US GAAP”)

The effect of the measurement differences between Canadian GAAP and US GAAP are summarized below.

Under US GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders’ equity. Declines in fair value that are other than temporary are written off. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

Under United States GAAP, adjustments arising from foreign currency translations are deferred until realization and are included as a separate component of shareholders’ equity as a component of comprehensive income or loss. Therefore, translation adjustments are not included in determining net income but reported as other comprehensive income. Under Canadian GAAP, translation adjustments are included in net income. There is no comprehensive income category in Canada.

The significant changes in the consolidated financial statements relative to US GAAP are as follows:

Statements of Loss (in thousands of US dollars, except for per share amounts)

	Year	Year	Year
	Ended	Ended	Ended
	April 30,	April 30,	April 30,
	2005	2004	2003

Net loss following Canadian GAAP	$(4,634)	$(6,859)	$(2,800)
Loss on write-down of marketable securities	-	-	-

Net loss following US GAAP	(4,634)	(6,859)	(2,800)
Unrealized holding gain on marketable securities	-	-	50
Loss on write-down of marketable securities	-	-	-
Foreign exchange adjustment	(108)	26	(28)

Comprehensive loss, following US GAAP	(4,742)	(6,833)	(2,778)
Weighted average number of common shares, computed under
US GAAP (thousands of shares)	80,514	79,146	78,450

Loss per share, following US GAAP	$(0.06)	$(0.09)	$(0.04)

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

16.	United States Generally Accepted Accounting Principles - Continued Deficit and Comprehensive Gain (Loss) (in thousands of US dollars)

	April 30,	April 30,	April 30,
	2005	2004	2003

Deficit
Adjusted deficit, beginning of year per US GAAP	$(48,134)	$(41,275)	$(38,475)
Net loss per US GAAP	(4,742)	(6,833)	(2,778)
Adjusted deficit, end of year per US GAAP	$(52,876)	$(48,108)	$(41,253)

Accumulated Other Comprehensive Gain (Loss)
Beginning of year per US GAAP	$2	$28	$(50)
Current year other comprehensive gain (loss)	108	(26)	78
Accumulated other comprehensive gain (loss), end of
year per US GAAP	$110	$2	$28

As the Company delivers gold against outstanding forward sales contracts, it has determined that there is no impact from the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 133, Accounting For Derivative Instruments and Hedging Activities.

Recent U.S. Accounting Pronouncements

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

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121. Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required. The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Finally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on May 15, 2002 for transactions occurring after such date with no material impact on its financial statements. The Company adopted the remaining provisions of SFAS No. 145, as required, on May 1, 2003 with no material impact on its financial statements.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

16.	United States Generally Accepted Accounting Principles - Continued

Recent U.S. Accounting Pronouncements - Continued

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred. The Company adopted SFAS No. 146, as required, on May 1, 2003 with the result that the carrying value of the Rawhide Mine and the corresponding asset retirement obligation was increased by $0.5 million.

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

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. The rules are effective in financial statements for periods ending after June 15, 2004. The adoption did not have any impact on the Company’s financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

16.	United States Generally Accepted Accounting Principles - Continued

Recent U.S. Accounting Pronouncements - Continued

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on August 1, 2003, with no material impact on its financial statements.

In December 2003, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” which will become effective for fiscal years beginning after June 15, 2005. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The adoption of this standard is not expected to have material effect on the Company’s results of operations or financial position.

In November 2004, the Emerging Issues Task Force issued EITF Abstract 03-13 (EITF 03-13) to provide guidance on applying SFAS 144, “Determining Whether to Report Discontinued Operations”. SFAS 144 discusses when an entity should disclose a “component” as discontinued operations. Under SFAS 144, a component should be disclosed as discontinued operations when continuing cash flows are eliminated and when there is no significant continuing involvement with the component. EITF 03-13 provides additional guidance on factors to consider in evaluating what constitutes continuing cash flows and continuing significant influence. This statement is effective for fiscal periods beginning after December 15, 2004. The Company does not expect there to be any material impact on the operations or financial position upon adoption of the guidance.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2005 and 2004
In thousands of U.S. dollars

16.	United States Generally Accepted Accounting Principles - Continued

Recent U.S. Accounting Pronouncements - Continued

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

ITEM 18:          FINANCIAL STATEMENTS

Not applicable. See Item 17 above.

ITEM 19:          EXHIBITS

Exhibits as follows:

Exhibit	Exhibit Description
Number

1.1(1)	Articles of the amalgamated Company approved January 8, 2002.

1.2(4)	New Articles of the Company approved September 22, 2005

4.1(2)	Assignment Agreement dated for reference as of April 6, 2000 between Kinross Rawhide Mining Company, Kinross Fallon Inc. and Dayton Mining Corporation

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

4.5(2)	Option and Royalty Agreement among Mirage Resource Corporation, Zinc Metal Corporation and New York and El Salvador Mining Co. Inc. dated June 25, 1993

12.1	Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of SRK Consulting Engineers and Scientists

Exhibit	Exhibit Description
Number

14.2	Consent of Staley & Okada & Partners

(1)	Incorporated by reference to exhibits filed as part of the Company’s Form 8-A Registration Statement filed with the Securities and Exchange Commission on May 6, 2002.

(2)	Incorporated by reference to exhibits filed as part of the 20F of the Company dated August 26, 2002.

(3)	Incorporated by reference to exhibits filed as part of the 20F of Dayton dated February 26, 2002

(4)	Incorporated by reference to exhibit filed as 6-K January 2005

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date: July 28, 2005	/s/ Thomas C. Shrake
Thomas C. Shrake
Its: Chief Executive Officer

EXHIBIT INDEX

Exhibit
Appears at
Sequentially
Exhibit		Numbered
Number	Exhibit Description	Page

1.1(1)	Articles of the amalgamated Company approved January 8, 2002.

1.2(4)	New Articles of the Company approved September 22, 2005

4.1(2)	Assignment Agreement dated for reference as of April 6, 2000 between Kinross Rawhide Mining Company, Kinross Fallon Inc. and Dayton Mining Corporation

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

4.5(2)	Option and Royalty Agreement among Mirage Resource Corporation, Zinc Metal Corporation and New York and El Salvador Mining Co. Inc. dated June 25, 1993

12.1	Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of SRK Consulting Engineers and Scientists

14.2	Consent of Staley & Okada & Partners

(1)	Incorporated by reference to exhibits filed as part of the Company’s Form 8-A Registration Statement filed with the Securities and Exchange Commission on May 6, 2002.

(2)	Incorporated by reference to exhibits filed as part of the Company’s 20F dated August 26, 2002.

(3)	Incorporated by reference to exhibits filed as part of the 20F of Dayton dated February 26, 2002

(4)	Incorporated by reference to exhibit filed as 6-K January 2005