Form 40-F
period 2006-04-30
PACIFIC RIM MINING CORP
filed 2006-07-31
CIK 1056512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended April 30, 2006

Commission File Number: ________

PACIFIC RIM MINING CORP.
(Exact name of Company as specified in its charter)

British Columbia	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

Suite 410- 625 Howe Street
Vancouver, British Columbia
Canada, V6C 2T6
(604) 689-1976
(Address and telephone number of Company’s principal executive offices)

Dorsey & Whitney
370 Seventeenth Street, Suite 4700
Denver, CO 80202
(303) 629-3400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

 For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. As at April 30, 2006, 105,590,960 Common Shares without par value were issued. As at July 25, 2006, 106,701,960 Common Shares without par value were issued.

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Company in connection
with such Rule. [   ] Yes   [X] No

 Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Company was required to file
such reports) and (2) has been subject to such filing requirements for the past 90 days.   [X]  Yes   [   ] No

Explanatory Note: Pacific Rim Mining Corp. (the “Company”) is a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted in the United States, to prepare its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) in accordance with disclosure requirements in effect in Canada which differ from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This Annual Report on Form 40-F and the Exhibits included herein contain forward-looking statements concerning the Company’s plans for its properties, estimated production, capital and operating cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends” “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements.”

          Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;

  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

  the potential for delays in exploration or development activities or the completion of feasibility studies;

  the uncertainty of profitability based upon the Company's history of losses;

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

  risks related to environmental regulation and liability;

  risks related to hedging activities;

  political and regulatory risks associated with mining and exploration; and

  other risks and uncertainties related to the Corporation’s prospects, properties and business strategy.

          This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F, under the heading “Risk Factors'' and elsewhere.

          The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

     The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 15 of the comparative audited consolidated financial statements of the Company.

RESOURCE ESTIMATES

          The Company’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource estimates included in the Company’s Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

          Canadian standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained in the Company’s Annual Information Form may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any party of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are expressed in United States dollars.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended April 30, 2006 is included herein as Exhibit 1 and incorporated by reference in this report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited financial statements, including the report of the auditors with respect thereto, are filed as Exhibit 2 and incorporated herein by reference. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs from United States GAAP, and is subject to Canadian auditing and auditor independence standards, and therefore may not be comparable to financial statements of United States companies. For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 15 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this report.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, at the end of the period covered by this report, the Company’s disclosure controls and procedures are adequately designed and are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

          Additionally, our Chief Executive Officer and Chief Financial Officer have determined that the disclosure controls and procedures are effective to ensure the information required to be disclosed in the reports that are filed under the Securities Act is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decision regarding required disclosure.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND CONTROLLER

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

A copy of the code of ethics is posted on and available for review on the Company’s website www.pacrim-mining.com. There have been no waivers granted to a provision of the code of ethics in the fiscal year ended April 30, 2006 to any of the Company’s principal officers.

CORPORATE GOVERNANCE GUIDELINES

The Company’s corporate governance practices are set forth in Company’s Management Information Circular dated July 4, 2006 and filed with the SEC as Exhibit 99.3 to on Form 6-K.

The Company is listed on the TSX and is required to describe its practices and policies with regards to corporate governance with specific reference to the TSX guidelines on an annual basis by way of a corporate governance statement contained in the company’s annual report or information circular. The Company is also listed on AMEX and additionally complies as necessary with the rules and guidelines of AMEX as well as the United States Securities and Exchange Commission (“SEC”). The Company reviews its governance practices on an ongoing basis to ensure it is in compliance. The Company is complying with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and AMEX, as well as changes arising from discussions between the TSX and Ontario Securities Commission, within the timeframes specified as the revisions and new requirements come into effect.

Corporate governance relates to the activities of the Company’s board of directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-201 Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which disclosure is set out below.

Independence of Members of Board and Management Supervision by Board

The Company's Board consists of six directors, a majority of whom are independent based upon the tests for independence set forth in National Instrument 52-110 Audit Committees ("NI 52-110"). The Board will consist of four (4) independent directors in Messrs. Myckatyn, Petrina, Fagin and Sweeney. Mr. Shrake is not an independent director because he is the President and Chief Executive Officer of the Company. Ms. McLeod-Seltzer is not an independent director because she is the Chair.

The Board facilitates the exercise of independent judgement in carrying out its responsibilities, by the effective supervision of management by the independent directors on an informal basis through active and regular involvement in reviewing and supervising the operations of the Company and through regular and full access to management. Further independent supervision is performed through the audit committee which is composed entirely of independent directors who meet with the Company's auditors without management being in attendance. The independent directors hold meetings without the presence of non-independent directors on a quarterly basis and are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent directors, being present. The Company's auditors, legal counsel and certain employees may be invited to attend. During the Company’s most recently completed financial year, the independent directors met a total of five (5) times.

The Board's Chairman, Ms. McLeod-Seltzer, is not an independent director. Leadership is provided for the Board's independent directors through access to management and the independent operation of the audit committee, as discussed above, and through its Lead Director, Mr. Myckatyn. As Lead Director, Mr. Myckatyn’s role and responsibilities are to:

(i)	assist the Chairman to manage the Board and its committees in a manner that ensures that these relationships are effective and efficient and further the best interests of the Company;
(ii)	oversee the process of evaluation of the Board, its committees and individual directors;
(iii)	act as the principal sounding board and counsellor for the Chairman;
(iv)	ensure that the Chairman is aware of concerns of the independent directors, shareholders and other stakeholders;
(v)	work with the Chairman to assist the Chairman in fulfilling his responsibilities in managing the Board;
(vi)	work with the Chairman to co-ordinate the agenda for Board meetings;
(vii)	chair and manage all meetings for the independent directors;
(viii)	attend committee meetings when it is appropriate to do so;
(ix)	and meet from time to time with the Chairman and the President and Chief Executive Officer to convey and discuss concerns of the independent directors.

Participation of Directors in Other Reporting Issuers

The following table sets forth directors of the Company that are also a director of any other issuer that is a reporting issuer (or equivalent) in a jurisdiction or foreign jurisdiction.

Name of Director	Name of Other Public Company
Catherine McLeod-Seltzer	Miramar Mining Corporation, Bear Creek Mining Corporation, Stornoway Diamond Corporation, Kinross Gold Corporation and Peru Copper Inc.
Anthony J. Petrina	Bear Creek Mining Corporation and Miramar Mining Corporation
William Myckatyn	Quadra Mining Ltd. and First Point Minerals Ltd.
David K. Fagin	Golden Star Resources Ltd. and Canyon Resource Corp.
Paul B. Sweeney	Pan American Silver Corp., Polaris Minerals Corporation, New Gold Inc.

Participation of Directors in Board Meetings

The Board meets at least once every quarter to review, among other things, the performance of the Company. The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives. Other meetings of the Board are called to deal with special matters as circumstances require. During the Company’s most recently completed financial year, six (6) Board meetings were held. The attendance record of each director for the Board meetings held is as follows:

Name of Director	No. of Board Meetings Attended in the Most Recently Completed Financial Year
Catherine McLeod-Seltzer	6
Thomas Shrake	6
Anthony J. Petrina	6
William Myckatyn	6
David K. Fagin	5
Paul B. Sweeney	6

Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board sets long-term goals and objectives for the Company to formulate the plans and strategies necessary to achieve those objectives and to supervise and offer guidance to the Company’s senior management in their implementation. Although the Board has delegated to senior management personnel the responsibility for managing the day-to-day affairs of the Company the Board is ultimately responsible for all matters relating to the Company and its business. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan; reviewing and approving the annual corporate budget and forecast; reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

The Board expects management to efficiently implement its strategic plans for the Company in a professional, competent and ethical manner, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility. In addition to matters, which must by law or pursuant to the constating documents of the Company be approved by the Board, all matters of strategic importance to the Company are referred to the Board for prior review and approval. Any material expenditures or legal commitments, including without limitation debt or equity financings, acquisitions and divestitures by the Company, financial statements and major disclosure documents are subject to prior approval by the Board. The Board holds meetings on a regular basis to review the Company’s strategy as well as to consider and approve particular matters. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

The Board oversees the management of the Company's affairs directly and through its committees. The Board also meets to plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions in accordance with applicable corporate law.

Position Descriptions

The Board has developed written position descriptions for the Board Chair, President and CEO and for the directors at large. The Board annually approves the operating and capital budgets and strategic plan, and the Chairman and President and CEO are required to ensure the Company operates within those guidelines. Material departures must be approved by the Board. The Board is of the view that the respective corporate governance roles of the Board and management, as represented by the Chairman and President and CEO, are clear, and that the limits to management’s responsibility and authority are well defined.

The Board has not developed written position descriptions for the Chair of each Board committee. The Chairs of the Nominating, Compensation, and Environmental Committees are responsible for calling the meetings of the relevant Committee, establishing meeting agenda with input from management, and supervising the conduct of the meetings. The Chair of the Audit Committee has a clear mandate from the Board to carry out his responsibilities.

Orientation and Continuing Education

New directors are provided with a Board Manual, as reviewed and adopted by the Board, which contains comprehensive information and guidelines on the duties of the Board, and members of management, terms of reference for committees and policies adopted by the Board, as well as recent regulatory filings made by the Company. New directors are given a full briefing by the Chairman of the Board and the CEO. The CEO reports at each board meeting on the Company’s activities and provides directors with a monthly written report. All directors are encouraged to contact senior management for updates at any time.

The Board currently does not provide continuing education for its directors. By using a Board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently.

Board members are encouraged to communicate with management, legal counsel and, where applicable, auditors and technical consultants of the Company; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a written Code of Conduct by which it and all officers and employees of the Company abide. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company's high caliber management team promotes a culture of ethical business conduct throughout the Company's operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company's Articles, which are made available to the directors and senior officers of the Company.

Nomination of Directors

The Nominating Committee is composed of three directors, Messrs. Petrina (Chair), Sweeney and Myckatyn, all of whom are independent within the meaning contained in 52-110. The Nominating Committee has the responsibility for recommending to the Board the nominees to fill vacancies on the Board or to be proposed by any member of the Board as candidates for election as directors at the annual general meeting. The Nominating Committee also recommends to the Board a desirable balance of expertise among the Board members, seeks out possible candidates to fill Board positions and aids in attracting qualified candidates to the Board. In addition, the Nominating Committee’s responsibilities include reviewing and monitoring the orientation of new Board members; reviewing and approving officers’ directorships in other companies and reviewing directors’ relationships with outside entities with regard to potential conflicts of interest.

Compensation

The Compensation Committee is composed of Messrs. Sweeney (Chair), Myckatyn and Fagin, all of whom are independent within the meaning contained in 52-110. The overall purpose of the Compensation Committee is to make recommendations to the Board for human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

The Compensation Committee is responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and officers of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. See also "Report on Executive Compensation" and "Compensation of Directors" above.

No compensation consultant or advisor has, at any time since the beginning of the Company's most recently completed financial year, been retained to assist in determining compensation for any of the Company's directors and officers.

Other Committees

Committees of the Board are an integral part of the Company's governance structure. The Board’s committees presently consist of an Audit Committee, a Compensation Committee, an Environmental Committee and a Nominating Committee. The Board’s committees have been established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of the independent directors are effectively represented.

A discussion of the Company’s Nominating and Compensation Committees is provided above under the subheadings “Nomination of Directors” and “Compensation”. Please refer to the section entitled “Audit Committee Information” in the Company’s AIF for the year ended April 30, 2006 for the information required under 52-110 with respect to the Company’s Audit Committee.

The Company’s Environmental Committee is composed of Messrs. Myckatyn (Chair), Shrake and Petrina, a majority of whom are considered independent within the meaning contained in 52-110. The Environmental Committee has the responsibility for reviewing the Company’s’ environmental policy and for ensuring the Company’s operations are operated in a manner consistent with the environmental policy and also for ensuring the Company’s operations are run in a manner that does not unduly expose its employees to unnecessary risk of accident or death.

The Board has determined that, at this stage of the Company's development, it is not necessary for the Board to have additional standing committees other than the Audit Committee, the Compensation Committee, the Nominating Committee, and the Environmental Committee. The Board may from time to time appoint a special committee of one or more directors which committee may engage an outside advisor at the Company’s expense in order to assist the committee in fulfilling its responsibilities.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors and receives reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Assessments are not regularly conducted; however, the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively through frequent discussions between management and individual Board members. There are also discussions between the independent directors with resulting comments to the Board.

Shareholder Feedback and Concerns

The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. The Company employs a Vice-President of Investor Relations to monitor and promptly address shareholder concerns in an expeditious and informal manner. If any material issues of concern arise the Board of Directors is informed and provides direction for action as needed. The Company has a Disclosure Policy which is followed and is available for review on the Company’s web site.

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The members of the Audit Committee are David Fagin, Paul Sweeney and Anthony Petrina.

Independence

The Company has adopted criteria for director independence under Multilateral Instrument 52-110. These criteria are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange

Act and Rule 10A-3(b)(1) promulgated thereunder. Each member of the Company’s audit committee satisfies the criteria for director independence.

Audit Committee Financial Expert

Messrs. Fagin and Sweeney are financial experts, in that they have an understanding of generally accepted accounting principles and financial statements; are able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); have an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Mr. Fagin does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations almost continuously for at least 35 years. Mr. Fagin was involved in the valuation of oil and gas companies for ten years both as a consultant and a bank appraisal engineer (1958-68); President of a subsidiary of Rosario Resources Corporation, a NYSE company (1968-75) and then Executive Vice-President (1975-77) then President (1977-82) during which period he was intimately involved in financial and accounting matters. In 1982, he founded Fagin Exploration Company and worked closely with an accountant and auditors to maintain the records. From 1986 to 1991, Mr. Fagin was the President and Chief Operating Officer for Homestake Mining Corporation (NYSE), responsible for producing operations in six countries and was involved in decisions for corporate financial reporting. Between 1992 and 1996, Mr. Fagin was Executive Chairman of Golden Star Resources (ASE and TSE) and managed all administrative matters including annual reports, audits and registration in Canada and the U.S. Since 1987, Mr. Fagin has served on Boards and Audit Committees of several public companies including T. Rowe Price Mutual Funds, Golden Star, Canyon Resource Corporation, Dayton Mining Corp. and the Company, where he has been either Chairman or a member of each audit committee.

Mr. Sweeney is a Certified General Accountant with the Association of Certified General Accountants of British Columbia since 1988. Mr. Sweeney has a solid background in accounting and financial management starting his accounting career in 1972. From 1987 to 1993 he worked with Placer Dome Inc. as Chief Financial Officer (1987-1989) of an Australian subsidiary operating five mines in Australia and Papua New Guinea. Mr. Sweeney was responsible for all accounting, financial and marketing requirements; then Assistant Treasurer (1989-1991) at Vancouver head office where he was responsible for the review of financial needs for all members of the Placer Dome group worldwide risk management and debt administration; and director, development planning (1991-1993) where he was responsible for the development of plans relating to the existing assets and cash flow by the group worldwide. Since 1994, Mr. Sweeney has served as the Chief Financial Officer of several public companies including Princeton Mining Corporation, Sutton Resources Ltd., Manhattan Minerals Corp. and Canico Resource Corp. where he was responsible for all finance, accounting and taxation matters.

The third member of the Company's audit committee, Anthony Petrina, is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. Mr. Petrina worked for Placer Dome for 32 years, serving as President, Chief Executive Officer and Vice-Chairman, until his retirement in 1992. Mr. Petrina has been a director of several other mining companies since his retirement to date.

AUDIT COMMITTEE CHARTER

The Company’s Audit Committee Charter is available on the Company’s website at www.pacrim-mining.com or in print to any shareholder who provides the Company with a written request.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Staley, Okada & Partners, Chartered Accountants, serve as the independent auditors for the Company and have acted as the Company's independent auditor for the fiscal years ended April 30, 2005, and April 30, 2006. The chart below sets forth the total amount billed the Company by Staley, Okada & Partners for services performed in the last two fiscal years and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars:

External Auditor Service Fees (By Category), (in Canadian Dollars)

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
April 30, 2006	Cdn.$78,602	Cdn.$45,044	Cdn.$22,595	Cdn$Nil
April 30, 2005	Cdn.$113,461	Cdn.$32,942	Cdn.$10,680	Cdn.$Nil

(1)	....The aggregate audit fees billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading "Audit Fees"..

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	The aggregate fees billed for products and services other than as set out under the heading "Audit Fees", "Audit Related Fees" and "Tax Fees".

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

Fees disclosed under the category "All Other Fees" are related to quarterly reviews.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Staley, Okada & Partners. Any services provided by Staley, Okada & Partners that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the fiscal year ended April 30, 2006, fees paid to Staley, Okada & Partners were approved pursuant to the de minimus exception for tax services.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of April 30, 2006 information with respect to the Company’s known contractual obligations.

	Payments due by period (in 000’s)
Contractual Obligations	Total	Less	1- 3 years	3 – 5 years	More
		than 1			than 5
		year			years
Debt Obligations	$0	$0	$0	$0	$0
Operating Lease Obligations	$234	$122	$109	$3	$0
Accounts Payable and Accrued Liabilities	$882	$882	$0	$0	$0
Other Long-Term Liabilities (Accrued Closure	$1,992	$143	$697	$996	$156
Costs) Reflected on the Company's Balance Sheet
under Canadian GAAP
Total	$3,108	$1,147	$806	$999	$156

For additional information related to the Company’s contractual obligations and commitments see Notes 9 and 13 in the Company’s consolidated financial statements (Exhibit 2).

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on The American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the methe Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at eting.

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

In addition, we may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.pacrim-mining.com. Information contained on our website is not part of this annual report.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process on July 31, 2006 with respect to the class of securities in relation to which the obligation to file the Form 40-F arises, which Form F-X is incorporated herein by reference.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

/s/ Thomas Shrake
Thomas Shrake
President and Chief Executive Officer

Date: July 31, 2006

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report on Form 40-F :

Exhibit	Description

Annual Information

1	Annual Information Form of the Company for fiscal year ended April 30, 2006
2	Audited consolidated financial statements of the Company and notes thereto for the years ended April 30, 2006, 2005 and 2004, together with the report of the auditors thereon
3	Management’s Discussion and Analysis for the years ended April 30, 2006, 2005 and 2004

Certifications

4	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
5	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

8	Consent of Staley, Okada and Partners
9	Consent of William Gehlen, Certified Professional Geologist
10	Consent of David Ernst, Certified Professional Geologist
11	Consent of Steven Ristorcelli, Mine Development Associates
12	Consent of Peter Ronning, Consultant
13	Consent of Nicholas Michael, SRK Consulting (U.S.) Inc.
14	Consent of Alva L. Kuestermeyer, SRK Consulting (U.S.) Inc.
15	Consent of Ken Reipas, P. Eng., SRK Consulting (U.S.) Inc.
16	Consent of Terry H. Braun, SRK Consulting (U.S.) Inc.
17	Consent of Tom Rannelli, P.Eng.
18	Consent of William F. Tanaka