Form 40-F
period 2007-04-30
PACIFIC RIM MINING CORP
filed 2007-07-30
CIK 1056512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2007

Commission file number: 001-31328

PACIFIC RIM MINING CORP.
 (Exact Name of Registrant as Specified in its Charter)

British Columbia	1041	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
	Classification Code)

     Suite 410 – 625 Howe Street
Vancouver, British Columbia, Canada V6C 2T6
(604) 689-1976
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP	Copies to:
Republic Plaza Building, Suite 4700	Kenneth G. Sam
370 Seventeenth	Dorsey & Whitney LLP
Denver, Colorado 80202	Republic Plaza Building, Suite 4700
(303) 629-3400	370 Seventeenth
(Name, address (including zip code) and telephone number (including area	(303) 629-3445
code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

[ x ] Annual Information Form                                                     [ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 109,781,960

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.    [   ] Yes     [ x ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    [ x ] Yes     [   ] No

EXPLANATORY NOTE

Pacific Rim Mining Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act . The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  risks related to our history of losses;

  risks related to our sole source of operating revenue being derived from our interest in Denton-Rawhide;

  risks related to our potential need for and ability to obtain additional financing;

  risks related to uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;

  risks related to differences between U.S. and Canadian practices for reporting resources and reserves;

  risks related to our reserves and resources figures being estimates based on interpretations and assumptions which may result less mineral production under actual conditions than is currently estimated;

  risks related to changes in the market price of gold, silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of our operations and financial condition;

  risks related to currency fluctuations;

  risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;

  risks related to governmental regulations;

  risks related to our primary properties being located in El Salvador, including political, economic, and regulatory instability;

  risks related to uncertainty in our ability to obtain and maintain certain permits necessary to our current and anticipated operations;

  risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;

  risks related to our land reclamation requirements for our properties which may be burdensome;

  uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;

  risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

  risks related to our history of losses, which we may continue to incur in the future;

  risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future; and

  risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 13 of the comparative audited consolidated financial statements of the Company.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on July 19, 2007, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.0425.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended April 30, 2007 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended April 30, 2007 and 2006, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 17 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

Tax Matters

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

.MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of April 30, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of April 30, 2007 and no material weaknesses were discovered.

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is not a “large accelerated filer”, the Company is not required to provide an auditor’s attestation report on internal control over financial reporting and the Company’s auditor has not attested to management’s evaluation of internal controls over financial reporting for the year ended April 30, 2007.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Company is listed on the Toronto Stock Exchange (“TSX”) and is required to describe its practices and policies with regards to corporate governance with specific reference to the TSX guidelines on an annual basis by way of a corporate governance statement contained in the company’s annual report or information circular. The Company is also listed on the American Stock Exchange (“AMEX”) and additionally complies as necessary with the rules and guidelines of AMEX as well as the United States Securities and Exchange Commission (“SEC”). The Company reviews its governance practices on an ongoing basis to ensure it is in compliance. The Company is complying with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and AMEX, as well as changes arising from discussions between the TSX and Ontario Securities Commission, within the timeframes specified as the revisions and new requirements come into effect.

The Company’s Board of Directors is responsible for the Company’s Corporate Governance policies and has separately designated standing Audit, Compensation, Environmental and Nominating. The Company’s Board of Directors has determined that all the members of the Audit, Compensation, and Nominating, Committees are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxely Act of 2002, section 10A(m)(3), and the American Stock Exchange.

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

Canadian National Instrument 58-201 Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which apply to all Canadian public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which disclosure is set out below.

Independence of Members of Board and Management Supervision by Board

The Company's Board consists of six directors, a majority of whom are independent based upon the tests for independence set forth in National Instrument 52-110 Audit Committees ("NI 52-110") and the standards in the Company Guide for the American Stock Exchange. The Board will consist of four (4) independent directors in Messrs. Myckatyn, Petrina, Fagin and Sweeney. Mr. Shrake, the President and Chief Executive Officer, is not considered an independent director. Ms. McLeod-Seltzer, Board Chairman, is also not considered an independent director.

The Board facilitates the exercise of independent judgement in carrying out its responsibilities, by the effective supervision of management by the independent directors on an informal basis through active and regular involvement in reviewing and supervising the operations of the Company and through regular and full access to management. Further independent supervision is performed through the Audit Committee which is composed entirely of independent directors who meet with the Company's auditors without management being in attendance. The independent directors hold meetings without the presence of non-independent directors on a quarterly basis and are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent directors, being present. The Company's auditors, legal counsel and certain employees may be invited to attend. During the Company’s most recently completed financial year, the independent directors met a total of four (4) times.

Leadership is provided for the Board's independent directors through access to management and the independent operation of the Audit Committee, as discussed above, and through its Lead Director, Mr. Myckatyn. As Lead Director, Mr. Myckatyn’s role and responsibilities are to:

(i)	assist the Chairman to manage the Board and its committees in a manner that ensures that these relationships are effective and efficient and further the best interests of the Company;
(ii)	oversee the process of evaluation of the Board, its committees and individual directors;
(iii)	act as the principal sounding board and counsellor for the Chairman;
(iv)	ensure that the Chairman is aware of concerns of the independent directors, shareholders and other stakeholders;
(v)	work with the Chairman to assist the Chairman in fulfilling her responsibilities in managing the Board;
(vi)	work with the Chairman to co-ordinate the agenda for Board meetings;
(vii)	chair and manage all meetings for the independent directors;
(viii)	attend committee meetings when it is appropriate to do so; and
(ix)	meet, from time to time, with the Chairman and the President and Chief Executive Officer to convey and discuss concerns of the independent directors.

Participation of Directors in Other Reporting Issuers

The following table sets forth directors of the Company that are also a director of any other issuer that is a reporting issuer (or equivalent) in a jurisdiction or foreign jurisdiction.

Name of Director	Name of Other Public Company
Catherine McLeod-Seltzer	Miramar Mining Corporation, Bear Creek Mining Corporation, Stornoway Diamond Corporation, Kinross Gold Corporation and Peru Copper Inc.
Anthony J. Petrina	Bear Creek Mining Corporation and Miramar Mining Corporation
William Myckatyn	Quadra Mining Ltd., Miramar Mining Corporation, and First Point Minerals Ltd.
David K. Fagin	Golden Star Resources Ltd. and Canyon Resources Corp., and T. Rowe Price Mutual Funds
Paul B. Sweeney	Pan American Silver Corp., Polaris Minerals Corporation, New Gold Inc.

Participation of Directors in Board Meetings

The Board meets at least once every quarter to review, among other things, the performance of the Company. The Board also holds a meeting each year to review and assess the Company's financial forecasts and business plan for the ensuing year and its overall strategic objectives. Other meetings of the Board are called to deal with special matters as circumstances require. During the Company’s most recently completed financial year, four (4) Board meetings were held. The attendance record of each director for the Board meetings held is as follows:

Name of Director	No. of Board Meetings Attended in the Most Recently Completed Financial Year
Catherine McLeod-Seltzer	4
Thomas Shrake	4
Anthony J. Petrina	4
William Myckatyn	4
David K. Fagin	3
Paul B. Sweeney	4

Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board sets long-term goals and objectives for the Company to formulate the plans and strategies necessary to achieve those objectives and to supervise and offer guidance to the Company’s senior management in their implementation. Although the Board has delegated to senior management personnel the responsibility for managing the day-to-day affairs of the Company the Board is ultimately responsible for all matters relating to the Company and its business. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan; reviewing and approving the semi-annual corporate forecasts; reviewing and approving significant capital investments; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

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

Position Descriptions

The Board has developed written position descriptions for the Board Chair, President and CEO and for the directors at large. The Board semi-annually approves the operating and capital forecasts and strategic plan, and the Chairman and President and CEO are required to ensure the Company operates within those guidelines. Material departures must be approved by the Board. The Board is of the view that the respective corporate governance roles of the Board and management, as represented by the Chairman and President and CEO, are clear, and that the limits to management’s responsibility and authority are well defined.

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

Orientation and Continuing Education

New directors are provided with a Board Manual, as reviewed and adopted by the Board, which contains comprehensive information and guidelines on the duties of the Board, and members of management, terms of reference for committees and policies adopted by the Board, as well as recent regulatory filings made by the Company. New directors are given a full briefing by the Chairman of the Board and President and CEO. The President and CEO reports at each board meeting on the Company’s activities and provides directors with a monthly written report. All directors are encouraged to contact senior management for updates at any time.

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

Nomination of Directors

The Nominating Committee is composed of three directors, Messrs. Petrina (Chair), Sweeney and Myckatyn, all of whom are independent within the meaning contained in NI 52-110. The Nominating Committee has the responsibility for recommending to the Board the nominees to fill vacancies on the Board or to be proposed by any member of the Board as candidates for election as directors at the annual general meeting. The Nominating Committee also recommends to the Board a desirable balance of expertise among the Board members, seeks out possible candidates to fill Board positions and aids in attracting qualified candidates to the Board. In addition, the Nominating Committee’s responsibilities include reviewing and monitoring the orientation of new Board members; reviewing and approving officers’ directorships in other companies and reviewing directors’ relationships with outside entities with regard to potential conflicts of interest.

Compensation

The Compensation Committee is composed of Messrs. Fagin (Chair), Sweeney, and Myckatyn, all of whom are independent within the meaning contained in NI52-110. The overall purpose of the Compensation Committee is to make recommendations to the Board for human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

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

A discussion of the Company’s Nominating and Compensation Committees is provided above under the sub-headings “Nomination of Directors” and “Compensation”. Please refer to the section entitled “Audit Committee Information” in the Company’s AIF for the year ended April 30, 2007 for the information required under NI 52-110 with respect to the Company’s Audit Committee.

The Company’s Environmental Committee is composed of Messrs. Myckatyn (Chair), Shrake and Petrina, a majority of whom are considered independent within the meaning contained in NI 52-110. The Environmental Committee has the responsibility for reviewing the Company’s’ environmental policy and for ensuring the Company’s operations are operated in a manner consistent with the environmental policy and also for ensuring the Company’s operations are run in a manner that does not unduly expose its employees to unnecessary risk of accident or death.

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

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of Paul Sweeny (Chair), David Fagin and Anthony Petrina all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the American Stock Exchange) and are financially literate.

Audit Committee Financial Expert

Messrs. Sweeney and Fagin are financial experts, in that they have an understanding of generally accepted accounting principles and financial statements; are able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); have an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

Mr. Fagin does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations almost continuously for at least 35 years. Mr. Fagin was involved in the valuation of oil and gas companies for ten years both as a consultant and a bank appraisal engineer (1958-68); President of a subsidiary of Rosario Resources Corporation, a NYSE company (1968-75) and then Executive Vice-President (1975-77) then President (1977-82) during which period he was intimately involved in financial and accounting matters. In 1982, he founded Fagin Exploration Company and worked closely with an accountant and auditors to maintain the records. From 1986 to 1991, Mr. Fagin was the President and Chief Operating Officer for Homestake Mining Corporation (NYSE), responsible for producing operations in six countries and was involved in decisions for corporate financial reporting. Between 1992 and 1996, Mr. Fagin was Executive Chairman of Golden Star Resources (ASE and TSE)

and managed all administrative matters including annual reports, audits and registration in Canada and the U.S. Since 1987, Mr. Fagin has served on Boards and Audit Committees of several public companies including T. Rowe Price Mutual Funds, Golden Star, Canyon Resource Corporation, Dayton Mining Corp. and the Company, where he was either Chairman or a member of each audit committee.

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

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the board of directors.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Committee reviews and recommends to the board of directors for approval the annual financial statements, the Management Discussion and Analysis, and undertakes other activities required by regulatory authorities.

Audit Committee Charter

The Company’s Audit Committee Charter is available on the Company’s website at www.pacrim-mining.com or in print to any shareholder who provides the Company with a written request.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

During the year ended April 30, 2007, Staley Okada & Partners entered into a transaction with PricewaterhouseCoopers LLP under which certain assets of Staley, Okada & Partners were sold to PricewaterhouseCoopers LLP and a number of professional staff and partners of Staley, Okada, & Partners joined PricewaterhouseCoopers LLP either as employees or partners of PricewaterhouseCoopers LLP and will carry on practicing as members of PricewaterhouseCoopers LLP. The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending April 30, 2007.

Staley, Okada & Partners, Chartered Accountants acted as the Company's independent auditor for the fiscal year ended April 30, 2006 and PricewaterhouseCoopers acted at the Company’s independent auditor for the fiscal year ended April 30, 2007. The chart below sets forth the total amount billed to the Company by Staley, Okada & Partners and PricewaterhouseCoopers for services performed in the last two fiscal years and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars:

External Auditor Service Fees (By Category), (in Canadian Dollars)

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
April 30, 2007	Cdn.$96,222	Cdn.$39,443	Cdn$7,200	$Nil
April 30, 2006	Cdn.$78,602	Cdn.$37,932	Cdn.$22,595	$Nil

(1)	The aggregate audit fees billed.
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

"Audit Fees" are the aggregate fees billed by each Staley, Okada & Partners and PricewaterhouseCoopers for the audit of the Company’s consolidated annual financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are the fees billed by each Staley, Okada & Partners and PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

"Tax Fees" are the fees billed for professional services rendered by each Staley, Okada & Partners and PricewaterhouseCoopers for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category "All Other Fees" are related to quarterly reviews.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

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

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s Code of Conduct and Ethic is located on its website at www.pacrim-mining.com.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations ” contained in Exhibit 3 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended April 30, 2007 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on AMEX. Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows: Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBITS

1.	Annual Information Form of the Company for the year ended April 30, 2007

2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:

PricewaterhouseCoopers LLP - Auditors’ Report on Consolidated Financial Statements as at April 30, 2007

Staley, Okada & Partners - Auditors’ Report on Consolidated Financial Statements as at April 30, 2006

Consolidated Balance Sheets as at April 30, 2007 and Restated as at April 30, 2006;

Consolidated Statements of Loss for the years ended April 30, 2007, 2006 (Restated) and 2005 (Restated);

Consolidated Statements of Shareholders’ Equity;

Consolidated Statements of Cash Flows for the years ended April 30, 2007, 2006 (Restated) and 2005 (Restated);

Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 17)

3.	Management’s Discussion and Analysis

CERTIFICATIONS

4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS

8.	Consent of PricewaterhouseCoopers LLP, Chartered Accountants

9.	Consent of Staley, Okada & Partners, Chartered Accountants.

10.	Consent of William Gehlen, Certified Professional Geologist

11.	Consent of David Ernst, Certified Professional Geologist

12.	Consent of Steven Ristorcelli, Mine Development Associates

13.	Consent of Peter Ronning, Consultant

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

PACIFIC RIM MINING CORP.

By:	/s/ Thomas C. Shrake
Name:	Thomas C. Shrake
Title:	President and Chief Executive Officer

Date: July 20, 2007