Form 40-F
period 2008-04-30
PACIFIC RIM MINING CORP
filed 2008-07-28
CIK 1056512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2008

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 116,915,460

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. [           ]Yes [ x ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [ x ] Yes [           ] No

EXPLANATORY NOTE

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

  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

  the potential for delays in exploration or development activities or the completion of feasibility studies;

  the uncertainty of profitability based upon the Company’s history of losses;

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

  risks related to environmental regulation and liability;

  risks related to hedging activities;

  political and regulatory risks associated with mining and exploration; and

  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 17 of the comparative audited consolidated financial statements of the Company.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on July 18, 2008, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.0053.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven reserve” and “probable reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured resource”, “indicated resource” and “inferred resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended April 30, 2008 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended April 30, 2008 and 2007, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 17 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

Tax Matters

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at April 30, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by us under the United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of internal control over financial reporting. Based on this assessment, management has concluded that as at April 30, 2008, the Company’s internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, in independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements filed as Exhibit 2 and incorporated herein by reference.

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

The Company’s Board of Directors is responsible for the Company’s Corporate Governance policies and has separately designated standing Audit, Compensation, Nominating, and Environmental Committees. The Company’s Board of Directors has determined that all the members of the Audit, Compensation and Nominating Committees, and two-thirds of the Environmental Committee, are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxely Act of 2002, section 10A(m)(3), and Section 803(A) of the Company Guide of the American Stock Exchange.

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

Canadian National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which apply to all Canadian public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which disclosure is set out below.

Independence of Members of Board and Management Supervision by Board

The Company's Board consists of six directors, a majority of whom are independent based upon the tests for independence set forth in National Instrument 52-110 Audit Committees ("NI 52-110") and the standards in Section 803(A) of the Company Guide for the American Stock Exchange. The Board will consist of four (4) independent directors in Messrs. Myckatyn, Petrina, Fagin and Sweeney. Mr. Shrake, the President and Chief Executive Officer, is not considered an independent director. Ms. McLeod-Seltzer, Board Chairman, is also not considered an independent director.

The Board facilitates the exercise of independent judgement in carrying out its responsibilities, by the effective supervision of management by the independent directors on an informal basis through active and regular involvement in reviewing and supervising the operations of the Company and through regular and full access to management. Further independent supervision is performed through the Audit Committee which is composed entirely of independent directors who meet with the Company's auditors without management being in attendance. The independent directors hold meetings without the presence of non-independent directors on a quarterly basis and are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent directors, being present. The Company's auditors, legal counsel and certain employees may be invited to attend. During the Company’s most recently completed financial year, the independent directors met a total of six (6) times.

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

Name of Director	Name of Other Public Company
Catherine McLeod-Seltzer	Bear Creek Mining Corporation, Stornoway Diamond

Name of Director	Name of Other Public Company
Corporation, Kinross Gold Corporation, and Troon Ventures Ltd.
Anthony J. Petrina	Bear Creek Mining Corporation
William Myckatyn	Quadra Mining Ltd. and First Point Minerals Ltd.
David K. Fagin	Golden Star Resources Ltd., Atna Resources Ltd., and T. Rowe Price Mutual Funds
Paul B. Sweeney	Pan American Silver Corp., Polaris Minerals Corporation, and New Gold Inc.

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

Name of Director	No. of Board Meetings Attended in the Most Recently Completed Financial Year
Catherine McLeod-Seltzer	6
Thomas Shrake	6
Anthony J. Petrina	6
William Myckatyn	6
David K. Fagin	6
Paul B. Sweeney	6

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

Nomination of Directors

The Nominating Committee is composed of three directors, Messrs. Petrina (Chair), Sweeney, and Myckatyn, all of whom are independent within the meaning contained in NI 52-110. The Nominating Committee has the responsibility for recommending to the Board the nominees to fill vacancies on the Board or to be proposed by any member of the Board as candidates for election as directors at the annual general meeting. The Nominating Committee also recommends to the Board a desirable balance of expertise among the Board members, seeks out possible candidates to fill Board positions and aids in attracting qualified candidates to the Board. In addition, the Nominating Committee’s responsibilities include reviewing and monitoring the orientation of new Board members; reviewing and approving officers’ directorships in other companies and reviewing directors’ relationships with outside entities with regard to potential conflicts of interest.

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

A discussion of the Company’s Nominating and Compensation Committees is provided above under the sub-headings “Nomination of Directors” and “Compensation”. Please refer to the section entitled “Audit Committee Information” in the Company’s AIF for the year ended April 30, 2008 for the information required under NI 52-110 with respect to the Company’s Audit Committee.

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

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of David Fagin, Paul Sweeny, and Anthony Petrina all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803(A) of the American Stock Exchange Company Guide) and are financially literate.

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

Mr. Fagin does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations almost continuously for at least 35 years. Mr. Fagin was involved in the valuation of oil and gas companies for ten years both as a consultant and a bank appraisal engineer (1958-68); President of a subsidiary of Rosario Resources Corporation, a NYSE company (1968-75) and then Executive Vice-President (1975-77) then President (1977-82) during which period he was intimately involved in financial and accounting matters. In 1982, he founded Fagin Exploration Company and worked closely with an accountant and auditors to maintain the records. From 1986 to 1991, Mr. Fagin was the President and Chief Operating Officer for Homestake Mining Corporation (NYSE), responsible for producing operations in six countries and was involved in decisions for corporate financial reporting. Between 1992 and 1996, Mr. Fagin was Executive Chairman of Golden Star Resources (ASE and TSE) and managed all administrative matters including annual reports, audits and registration in Canada and the U.S. Since 1987, Mr. Fagin has served on Boards and Audit Committees of several public companies including T. Rowe Price Mutual Funds, Golden Star, Canyon Resources Corp. (recently acquired by Atna Resources Ltd.), Dayton Mining Corp. and the Company, where he was either Chairman or a member of each audit committee. He is currently a director of Atna Resources Ltd.

Mr. Sweeney does not have an accounting designation. However, Mr. Sweeney has a solid background in accounting and financial management starting his accounting career in 1972. From 1987 to 1993 he worked with Placer Dome Inc. as Chief Financial Officer (1987-1989) of an Australian subsidiary operating five mines in Australia and Papua New Guinea. Mr. Sweeney was responsible for all accounting, financial and marketing requirements; then Assistant Treasurer (1989-1991) at Vancouver head office where he was responsible for the review of financial needs for all members of the Placer Dome group worldwide risk management and debt administration; and director, development planning (1991-1993) where he was responsible for the development of plans relating to the existing assets and cash flow by the group worldwide. Since 1994, Mr. Sweeney has served as the Chief Financial Officer of several public companies including Princeton Mining Corporation, Sutton Resources Ltd., Manhattan Minerals Corp. and Canico Resource Corp. where he was responsible for all finance, accounting and taxation matters. Currently, he is the Executive Vice President, Business Development of Plutonic Power Corporation.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

PricewaterhouseCoopers acted at the Company’s independent auditor for the fiscal years ended April 30, 2007 and April 30, 2008. The chart below sets forth the total amount billed to the Company by PricewaterhouseCoopers for services performed in the last two fiscal years and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars:

External Auditor Service Fees (By Category), (in Canadian Dollars)

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
April 30, 2008	Cdn.$230,000	Cdn.$44,841	Cdn$5,000	$7,500
April 30, 2007	Cdn.$96,222	Cdn.$39,442	Cdn.$7,200	$Nil

(1)	The aggregate audit fees billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading "Audit Fees".

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	The aggregate fees billed for products and services other than as set out under the heading "Audit Fees", "Audit Related Fees" and "Tax Fees".

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are the fees charged by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

"Tax Fees" are fees for professional services rendered by PricewaterhouseCoopers for tax compliance, tax advice on actual or contemplated transactions.

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

CODE OF CONDUCT

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

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s Code of Conduct is located on its website at www.pacrim-mining.com.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations ” contained in Exhibit 3 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended April 30, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBITS

1.	Annual Information Form of the Company for the year ended April 30, 2008
2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Report on Consolidated Financial Statements
Consolidated Balance Sheets as at April 30, 2008 and Restated as at April 30, 2007;
Consolidated Statements of Loss for the years ended April 30, 2008, 2007 and 2006 (Restated);
Consolidated Statements of Shareholders’ Equity;
Consolidated Statements of Cash Flows for the years ended April 30, 2008, 2007 and 2006;
Consolidated Statement of Comprehensive Loss for the year ended April 30, 2008
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 17)
3.	Management’s Discussion and Analysis

CERTIFICATIONS

4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS

8	Consent of PricewaterhouseCoopers LLP, Chartered Accountants
9.	Consent of Staley, Okada & Partners, Chartered Accountants
10.	Consent of William Gehlen, Certified Professional Geologist
11.	Consent of Steven Ristorcelli, Mine Development Associates
12.	Consent of Peter Ronning, Consultant

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

PACIFIC RIM MINING CORP.

	By:	“Thomas C. Shrake”
	Name:	Thomas C. Shrake
	Title:	President and Chief Executive Officer

Date: July 18, 2008