Form 20-F
period 2009-04-30
PACIFIC RIM MINING CORP
filed 2009-07-29
CIK 1056512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2009

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to _____

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event require this shell company report:

Commission file number: 001-31328

PACIFIC RIM MINING CORP.
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

625 Howe Street, Suite 1050, Vancouver, British Columbia, Canada V6E 2T6
(Address of principal executive offices

Ronda Fullerton
625 Howe Street, Suite 1050, Vancouver, British Columbia, Canada V6E 2T6
Tel: (604) 689-1976
E-mail: rfullerton@pacrim-mining.com
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 118,033,642

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] Yes    [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section
13 or 15(d) of the Securities Exchange Act of 1934. [   ] Yes    [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or if such shorter period that the registrant was required to file such
report(s), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes    [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every
Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter)
during the preceding 12 months (or for such shorter period that the registrant was require to submit and post such files)
[   ] Yes   [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]       Accelerated Filer [   ]       Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Reporting Standards as issued [ ]	Other [X]
By the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant
has elected to follow: Item 17 [X]    Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] Yes    [X] No

CAUTIONARY NOTE TO US INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

This Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities law in effect in Canada, which differ from the requirements of the United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition , the terms “mineral resource”, “measured resource”, “indicated resource” and “inferred resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part of or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NI 43-101 Definitions

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

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this annual Form 20-F are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.

“Measured resource”

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

“Indicated resource”

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

NI 43-101 Definitions

“Inferred resource”

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

“Proven reserve”

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

“Probable reserve”

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

GLOSSARY OF TECHNICAL TERMS

In this annual report on Form 20-F, the following technical terms have the following meanings:

“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum.

“Dore”	A compound containing gold and silver metal and various impurities.

“g/t” or “gpt”	Grams per tonne. One gram per tonne equals 0.02917 troy ounces per short ton.

“NI 43-101”

National Instrument 43-101 - Standards of Disclosure for Mineral Projects. An instrument developed by the Canadian Securities Administrators (an umbrella group of Canada’s provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The instrument establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

“Ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“Qualified Person”

Conforms to that definition under NI 43-101 for an individual (a) to be an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

“SG”	Specific gravity, a measurement of density.

“tpd”	Tonnes per day. One tonne equals 1.10231 tons.

“TSX”	The Toronto Stock Exchange.

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres (“km”)	1.609
Kilometres	Miles	0.6214
Acres	Hectares (“ha”)	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F and exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements concern the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning estimates of mineral resources and reserves may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

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

  political and regulatory risks associated with mining and exploration; and

  other risks and uncertainties related to the Company’s prospects, properties and business.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described in this Annual Report on Form 20-F under “Description of the Business – Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

PART 1

In this document, references to “we”, “our”, “us”, the “Company” or “Pacific Rim” mean Pacific Rim Mining Corp. and its subsidiaries, including Pac Rim Cayman, LLC (“Pac Rim”), Pacific Rim El Salvador S.A. de C.V. (“PRES”), Dorado Exploraciones S.A. de C.V. (“DOREX”), unless the context of the sentence clearly suggests otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The following table presents selected financial information. The Company prepares its financial statements, which are filed with this report on Form 20-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. There are no quantitative differences between Canadian GAAP and United States GAAP.

The following selected data has been extracted from the more detailed financial statements included herein, including the Company’s audited consolidated financial statements prepared under Canadian GAAP. The selected financial data is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto as well as management’s discussion and analysis of results of operations.

	Year Ended April 30 (in thousands of US Dollars)
	2009	2008	2007	2006	2005
Loss from Continuing Operations	(9,443)	(15,657)	(13,326)	(7,566)	(6,949)
Net Income (loss)	(6,276)	(12,734)	(9,417)	(618)	(4,634)
Income (loss) per common share from continued operations – Basic and Diluted	(0.08)	(0.13)	(0.12)	(0.09)	(0.08)
Income (loss) per common share – Basic and Diluted	(0.05)	(0.11)	(0.09)	(0.01)	(0.06)
Total Assets	8,187	18,270	21,494	24,909	8,618

	Year Ended April 30 (in thousands of US Dollars)
	2009	2008	2007	2006	2005
Net Assets	6,508	12,161	16,637	22,035	5,539
Cash Dividend per share	N/A	N/A	N/A	N/A	N/A
Shares outstanding(1)	118,033,642	116,915,460	109,781,960	105,590,960	80,642,194
Total shareholders’ Equity	6,508	12,161	16,637	22,035	5,539

(1) Number of common shares issued and outstanding

Outstanding Share Data

The following table outlines the common shares outstanding at and subsequent to the year end to July 22, 2009:

	Number of Common Shares	Number of Options	Number of Warrants
Balance on April 30, 2009	118,033,642	9,065,000	7,261,350
Issued or Exercised subsequent to year end	16,666 issued	16,666 exercised	nil
Balance on July 22, 2009	118,050,308	9,048,333	7,261,350

Currency and Exchange Rates

Unless otherwise indicated, all dollar amounts in this annual report on Form 20-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on July 24 2009, based on the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = $1.08.

Exchange Rates for Previous Six Months
For the Month ended	High	Low
April 2009	1.2707	1.1875
March 2009	1.3066	1.2192
February 2009	1.2731	1.2160
January 2009	1.2765	1.1761
December 2009	1.3008	1.1872
November 20009	1.2952	1.1477

Exchange Rates for Previous Five Financial Years ended December 31
For the Year Ended	Average
December 31, 2008	1.06601429
December 31, 2007	1.07478127
December 31, 2006	1.13409360
December 31, 2005	1.21163240

B.           Capitalization and indebtedness

Not applicable.

C.           Reason for the offer and use of proceeds

Not applicable.

D.           Risk Factors

An investment in the common shares of the Company involves a high degree of risk and must be considered highly speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral resource properties.

Failure to successfully address the risks and uncertainties described below could have a material adverse effect on the Company’s business, financial condition and/or results of operations, and the trading price of the Company’s shares may decline and investors may lose all or part of their investment.

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and with its sale of the assets related to its 49% interest in the Denton-Rawhide joint venture during fiscal 2009, the Company has no source of income. The risk factors that could affect the Company’s future results include, but are not limited to, those items discussed below.

In particular, the following risk factors apply:

History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of April 30, 2009, the Company had an accumulated deficit of $81.1 million. With the fiscal 2009 sale of its Denton-Rawhide asset, the Company has no source of revenue and there can be no assurance that the Company will realize revenue growth or achieve profitability in the future.

Financing Risks

The Company’s sources of financing include current cash and cash equivalents and bullion balances. The Company utilizes these funding sources to finance its exploration activities and general and administrative expenses. Additional financing will likely be required in the coming fiscal year in order to meet the Company’s immediate and long term exploration and general and administrative costs. Furthermore, current working capital balances are not sufficient to fund mine development activities at the El Dorado property, should the Company receive the permits allowing it to undertake these activities. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. There can also be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that additional funding will be available to the Company in the future to conduct long term exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the Company’s failure to remain a going concern or cause the delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

Going Concern

During the year ended April 30, 2009, the Company incurred a loss of $9,443 (2008 – $15,657) before discontinued operations and as at April 30, 2009 has an accumulated deficit of $81,131 (2008 - $74,855). The Company will require additional funding to maintain its ongoing exploration programs and property commitments as well as for administrative purposes and CAFTA arbitration and negotiation (Note 4(a)). These conditions and risks cast substantial doubt on the validity of the going concern assumption.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient fund to fund ongoing exploration and administration expenses as well as its costs under its CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-

issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company will have to obtain additional financing through, but not limited to, the issuance of additional equity.

The consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities

Exploration, Development and Operating Risks

Resource exploration, development, and operation is a highly speculative business that involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish economically viable mineral deposits, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. The potential for any project to eventually become an economically viable operation depends on numerous factors including: the quantity and quality of the minerals discovered if any, the proximity to infrastructure, metal and mineral prices (which vary considerably over time) and government regulations. The exact effect these factors can have on any given exploration property can not accurately be predicted but the effect can be materially adverse.

Except for the El Dorado Project, on which a pre-feasibility study was completed in 2005, none of the Company's properties have a known body of ore and the Company’s proposed exploration programs are an exploratory search for ore.

Although mineral resource estimates included in this document (and/or in previous regulatory documents filed by the Company) have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or previously disclosed reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale ore recovery.

The El Dorado Project is the Company’s principal exploration property, which along with its secondary grassroots exploration projects Santa Rita and Zamora-Cerro Colorado, is located in El Salvador. As with most jurisdictions, El Salvador imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. There can be no assurance that additional significant restrictions will not be placed on the Company's existing or future properties or its operations. Such restrictions may have a material adverse effect on the Company’s business and results of operation.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all of the physical hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals including unusual or unexpected geological formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to or destruction of documents, samples or drill core, damage to life or property, environmental damage and possible legal liability. It may not be possible to insure against these risks, or for economic reasons the Company may elect not to insure against these risks. The payment of liabilities as a result of the occurrence of any of these hazards may have a material adverse effect on the Company’s financial position.

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

Reliability of Mineralization Estimates

Although the Company has assessed the mineral resource estimates presented herein and mineral resource and reserve estimates documented in other regulatory filings, and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards use in this annual report

We use the terms “measured resources,” “indicated resources” and “inferred resources” in this annual report on Form 20-F to comply with reporting standards in Canada. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“SEC”) does not recognize them. While we have converted a portion of these reserves to proven and probable under Industry Guide 7 reserves, US investors are cautioned not to assume that any part or all of the additional mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of a feasibility study or other economic evaluations. Investors are cautioned not to assume that any part of the reported measured mineral resource, indicated mineral resource, or inferred mineral resource in this Annual Report is economically or legally mineable. See “Cautionary Note to U.S. Investors Regarding Resource and Reserve Estimates” above.

Title to Properties

PRES has applied for an exploitation concession over a portion of its El Dorado Project exploration licence area and has carried out the studies required by the authorities for this concession, including an environmental impact study (“EIS”). The approval of the El Dorado EIS by the Salvadoran Ministry of Environmental Natural Resources (“MARN”) is a requirement for approval of the exploitation concession by the Ministry of Economy. The Company cannot say with certainty if or when the authorities in El Salvador will approve the El Dorado EIS or grant PRES an exploitation concession. The exploitation concession application area covers ground protected by an exploration licence granted to PRES that nominally expired in January 2005. Legal opinions secured by the Company indicate that El Salvadoran administrative laws and procedures assure PRES exclusive rights to the proposed exploitation concession area while the application is in process, despite the underlying exploration licence having expired. There can be no assurance however that this opinion will not be challenged by regulatory authorities or other third parties and that PRES’s legal rights to explore within the exploitation concession application area will be upheld indefinitely pending the outcome of the application process.

The Company’s exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. The Company has investigated and believes it has good title to its properties. However, there is no guarantee that adverse claims to title will not arise in the future, nor can the Company express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions.

Government Law, Environmental and Other Regulatory Requirements

The Company’s El Dorado, Zamora-Cerro Colorado and other exploration projects are located in El Salvador and the Company holds or may acquire exploration properties in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

Currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company’s assets in the foreign jurisdictions in which the Company operates.

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

PRES has experienced significant delays in the processing of its El Dorado EIS and exploitation concession application, and as a result initiated an action against the Government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA”) international trade treaty. There can be no assurance that PRES will be successful in either obtaining its sought-after El Dorado exploitation concession, or that any legal challenges Pac Rim has undertaken or that the Company or its subsidiaries may choose to undertake in the future to resolve this issue will be successful.

Metal Price Volatility

Approximately one half of the Company’s current working capital balance is held in bullion. The conversion of this bullion to cash, as well as the Company's ability to generate profits from any future mining operations, is directly related to the international price of gold, which is outside the Company’s control. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewellery demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of a small number of skilled and experienced executives and personnel. Due to the small size of the Company, the loss of any of these key persons or the inability of the Company to attract and retain additional highly-skilled employees may adversely affect its business and future operations. The Company does not maintain key employee insurance on any of its employees.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Increased costs could affect our financial condition.

We anticipate that costs at our projects that we may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, rubber and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on our profitability.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mine and development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of production.

Currency Fluctuations May Affect the Costs of Doing Business

The Company’s offices and primary activities are currently located in Canada, the United States, and El Salvador. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis-a-vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis-a-vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

Insurance Coverage May Be Inadequate

The Company has purchased liability insurance that it believes is appropriate for the level of risk incurred, however there are no guarantees that the level of coverage of existing policies can or will be maintained. Furthermore, the Company does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

Reclamation Risks at Denton-Rawhide

During fiscal 2009 the Company sold the assets it held through its 49% interest in the Denton-Rawhide joint venture to its 51% partner Kennecott Rawhide Mining Company (see Item 4). As part of the sale of its interest in Denton-Rawhide, the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures were to exceed $7.0 million subsequent to the date of the sale. The Coordinating Committee of the Denton-Rawhide mine estimates total reclamation and severance costs for the Denton-Rawhide mine of $9.8 million. $4.5 million in reclamation and severance costs have already been incurred, leaving an estimated $5.3 million to be expended in the future.

This estimate may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine and the Company may recognize a potential future reclamation liability, as per the terms of its sale as described above, should actual reclamation and closure costs exceed $7.0 million in excess of reclamation and severance costs incurred prior to the date of the sale (October 30, 2008).

Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the NYSE Amex and the TSX. The Company expects these rules and regulations to continue to result in significant legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of the regulations to which it must comply, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or National Instrument 52-109 of the Canadian Securities Administrators could be impaired, which could cause the Company's stock price to decrease.

Environmental Risks and Hazards

The Company’s exploration, development and operational activities are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may also exist on the Company’s properties that are currently unknown to the Company and that have been caused by previous or existing owners or operators of the properties.

Environmental approvals and permits are currently, and may in the future, be required in connection with the operations of the Company. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing in its exploration, development or mining activities or from proceeding with its exploration or development plans for current properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions that cause exploration, development or mining activities to cease or be curtailed and may include corrective measures requiring capital expenditures or remedial actions. In such an event, the Company could be required to compensate those suffering loss or damage by reason of the Company’s activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to existing environmental laws and regulations governing exploration, development and mining activities of mining companies, or more stringent application of current laws and regulations could have a material adverse impact on the Company causing increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing operations, or require abandonment or delays in development of new mining properties.

Future Sales of Common Shares by Existing Shareholders

The sale of a large number of common shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of the Company’s common shares and could negatively impact the Company’s ability to raise capital through future sales of common shares.

We anticipate that we will raise additional capital through equity financing, which may cause substantial dilution to our existing shareholders.

We may require additional equity financing be raised in the future. We may issue securities on less than favorable terms to raise sufficient capital to fund our business plan. Any transaction involving the issuance of equity securities or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

Foreign Private Issuer Status

The Company is currently designated a ”foreign private issuer” as defined in Rule 3b-4 under the U.S. Securities and Exchange Act of 1934, as amended, for the purposes of U.S. securities law. Although more than 50% of its voting securities are held by U.S. residents, the Company still qualifies for foreign private issuer status by meeting the following conditions: (i) a majority of its executive officers or directors are non-U.S. citizens or residents, (ii) more than 50% of its assets are located outside the U.S., and (iii) the business of the Company is principally administered outside the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from the NYSE Amex corporate governance requirements that are available to foreign private issuers. This could have a materially adverse impact on the Company’s corporate overhead costs and its ability to raise future financing.

You may be unable to enforce U.S. judgments against us or our officers and directors

We are incorporated under the laws of the Province of British Columbia, Canada. The majority of our directors are resident in Canada. Consequently, it may be difficult for United States investors to affect service of process within the United States upon us or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments. Judgments of United States courts predicated upon civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicted solely upon such civil liabilities.

Recent market events and conditions

In 2007, 2008 and into 2009, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

General economic conditions

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically:

  The global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

  the volatility of the gold price may impact our future revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

  the devaluation and volatility of global stock markets impacts the valuation of our equity securities, which may impact our ability to raise funds through the issuance of equity.

These factors could have a material adverse effect on our financial condition and results of operations.

ITEM 4.  INFORMATION ON THE COMPANY

A.           History and Development of the Company

The legal and commercial name of the Company is “Pacific Rim Mining Corp.”.

The Company was formed by the amalgamation of Dayton Mining Corporation (“Dayton”) and Pacific Rim Mining Corp. (“Pacific Rim”) on April 11, 2002 under the former Company Act (British Columbia).

Effective March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (British Columbia) (the “New Act”) and repealed the former Company Act (British Columbia) which previously governed the Company. The New Act removed many of the restrictions contained in the former act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital. The New Act also uses new forms and terminology. Under the New Act, every company incorporated, amalgamated or continued under the former act must complete a mandatory transition rollover under the New Act to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004, after which existing articles may be altered to take advantage of new provisions contained in the New Act. Under the New Act, the directors of the Company were permitted to approve and complete this mandatory transition rollover and, accordingly, the Company filed a transition application with the British Columbia Registrar of Companies effective July 26, 2004. At the annual general meeting held on September 22, 2004, the Company’s shareholders approved the removal of pre-existing company provisions that applied to the Company relating to restrictions in the former act and no longer required under the New Act. In addition, the shareholders approved new articles to bring the Company’s charter documents into line with the New Act and, as permitted by the New Act, altered the authorized capital of the Company from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value and the alteration of the Notice of Articles. The changes were effected and the British Columbia Registrar of Companies issued a new Notice of Articles on January 20, 2005.

The Company is domiciled in British Columbia, Canada and is a company organized under the New Act. The Company’s principal place of business is located at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located on the 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The Company through its subsidiaries has administration offices in Nevada and El Salvador.

Additional sources of information regarding Pacific Rim Mining Corp. include: information available on SEDAR (www.sedar.com) including the Company’s unaudited interim financial statements published quarterly, and the Company’s Annual Information Form; the Company’s 20-F filing (available at www.sec.gov); and, the Company’s corporate website www.pacrim-mining.com and Spanish-language informational website (www.pacificrim.com.sv).

B.           Business overview

Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its project focus.

Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex (“NYX”).

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC, Pacific Rim El Salvador, S.A. de C.V., and Dorado Exploraciones, S.A. de C.V., inclusive.

Significant Events During Fiscal 2009

Significant technical and corporate events that occurred during the twelve months ended April 30, 2009 include:

  In July 2008 the Company suspended drilling activity at its El Dorado project and commenced the lay off of El Salvador-based staff, having made the decision to reduce its El Salvador exploration and investment activity until such time as the Government of El Salvador grants a mining permit for the El Dorado project. The El Dorado project is described in Section 3.1, with a discussion of permitting issues provided in Section 3.1.4.

  In September 2008 the Company continued to reduce its overhead costs by cutting staffing levels in its Vancouver office and making additional cuts to full-time staff and contract employees in El Salvador and cancelling service contracts for numerous activities including community social programs. The Vancouver staff reductions included Peter Neilans, COO and April Hashimoto, CFO. The Company’s President and CEO concurrently took a voluntary pay cut to further reduce general and administrative expenses related to executive compensation. These cuts were a response to difficult market conditions and ongoing delays in obtaining environmental and mining permits for the El Dorado project.

  In October 2008 the Company sold the assets it held through its 49% interest in the Denton-Rawhide joint venture to its 51% partner Kennecott Rawhide Mining Company. Total compensation for these assets consisted of US $3.1 million plus 49% of all gold and silver production from the Denton-Rawhide operation through to December 31, 2008. Details of the sale are presented in Section 4.

  In November 2008 the Company appointed Steven Krause, CA, CPA (Illinois) to the position of Chief Financial Officer (“CFO”) of the Company. Mr. Krause is a founder and principal of Avisar Chartered Accountants and brings to the Company his expertise based on fourteen years of accounting, audit and management experience related to public exploration and mining companies.

  In April 2009 Pac Rim Cayman LLC (“Pac Rim”), a Nevada corporation and a wholly-owned subsidiary of Pacific Rim, filed international arbitration proceedings against the Government of El Salvador (the “Government”) under the Central America- Dominican Republic-United States of America Free Trade Agreement (“CAFTA”) in its own name and on behalf of its two wholly-

  owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable (“PRES”) and Dorado Exploraciones, Sociedad Anónima de Capital Variable (“DOREX”). A Notice of Intent to commence international arbitration proceedings had previously been filed by Pac Rim in December 2008. Pac Rim has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration and will be seeking award of damages in the hundreds of millions of dollars from the Government for its multiple breaches of international and Salvadoran law. Additional details of the CAFTA action are presented in Section 3.1.5.

  In May 2008 the Company restarted work on the El Dorado gold project feasibility study, which had been put on hold in March 2007 in order to drill define the Balsamo gold deposit, quantify its gold resources and include them in the feasibility study. However, in February 2009 the Company decided to defer completion of the El Dorado feasibility study in order to allow a number of issues, including the overhanging uncertainty in the timing of the El Dorado permitting process, to resolve. The El Dorado feasibility study is addressed further in Section 3.1.3.

Current Market Status

The Company has recognized the current status of capital markets and the difficulty in raising additional capital. During fiscal 2009, the Company made significant cuts to its Vancouver and El Salvador offices and staff, which have reduced general and administrative costs in both locations, and continues to look for opportunities to reduce its expenditures in order to extend its working capital.

The business of mining and exploration involves a high degree of risk and as of January 1, 2009, the Company no longer has a source of precious metal production (as per the terms of sale of the Denton-Rawhide assets described in Section 4 below) and will be entirely reliant on its current cash and cash equivalents, sale of minor gold and silver bullion balances, and future financings in order to fund legal, exploration and administration expenses. There can be no assurance that such financing will be available or be available on favourable terms, particularly considering current market conditions for issuance of capital.

El Dorado Gold Project, El Salvador

The Company’s principal exploration property and sole material property is the El Dorado gold project, located in El Salvador approximately 65 kilometres northeast of the capital city San Salvador, and is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim, through Pac Rim and PRES, owns 100% of the El Dorado project. The El Dorado project comprises a 144 square kilometre area covered by three exploration licences with nominal expiry dates of September 28, 2013 (one licence) and September 29, 2013 (two licences) and a 12.75 square kilometre area pending conversion to an exploitation concession, which underlying exploration licence has a nominal expiry date of January 1, 2005. In accordance with Salvadoran Law, PRES presented a request for the conversion of this 12.75 square kilometre portion of the El Dorado exploration licences to an exploitation concession in December 2004. The conversion process is currently pending ministerial acceptance of PRES’s EIS and issuance of environmental permits. Salvadoran administrative laws and procedures give PRES exclusive rights to the exploitation concession area while the permitting process is underway.

El Dorado is subject to a royalty of 3% of net smelter returns in favour of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

In July 2008 (the first quarter of fiscal 2009), the Company suspended all drilling activity at the El Dorado project. This decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved. As a result, the Company restricted its exploration activities in El Salvador and elsewhere to low-cost surface exploration work and community and environmental initiatives, primarily during the first few months of fiscal 2009, and did not conduct any significant exploration work to further advance the El Dorado project during the remainder of fiscal 2009.

A full feasibility study for the El Dorado project was initiated in fiscal 2007 following the discovery and delineation of the South Minita deposit but before the discovery of the Balsamo deposit. In late fiscal 2007 the Company elected to defer completion of the study in order to include the resources being drilled at the newly discovered Balsamo deposit in addition to the Minita and South Minita resources. During fiscal 2009 work on the El Dorado project feasibility study, including an underground mine plan for the Minita, South Minita and Balsamo deposits, processing facility and tailings impoundment designs, and an economic analysis of the proposed combined operation, was restarted under the direction of SRK Consulting. In its 2008 Annual Report the Company anticipated the El Dorado feasibility study would be completed during the 2009 fiscal year.

However, in February 2009 the Company decided to again defer completion of the feasibility study, in this case because of: unpredictability in capital costs as changes in commodity prices due to recent economic volatility become reflected in the prices for capital items; the Company’s focus on saving cash until these inputs have stabilized and the study can accurately reflect changed economic realities; and, uncertainty in the timing of the El Dorado permitting process.

The Company believes recent economic volatility will continue in the short term and that capital costs and commodity values will remain in a state of flux for the coming months, a position echoed by numerous industry analysts. Pacific Rim intends to complete the feasibility study when the El Dorado permit issue is clarified and capital costs stabilize.

The Company drastically reduced its exploration expenditures during fiscal 2009, which primarily affected exploration work at the El Dorado project. Nonetheless, virtually all of the $5.3 million the Company spent on direct exploration costs during fiscal 2009 was expended on the El Dorado project, primarily on completing the logging, sampling and cataloguing of core drilled at El Dorado prior to July 2008, work related to the feasibility study, community initiatives, security and non-recurring expenditures related to reductions in activity. The Company does not intend to contemplate resuming significant exploration work at the El Dorado project until such time as the environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the El Dorado property in good standing during fiscal 2010.

CAFTA Action Initiated

In April 2009, Pac Rim filed international arbitration proceedings against the Government of El Salvador (the “Government”) under CAFTA in its own name and on behalf of its two wholly-owned El Salvadoran enterprises, PRES and DOREX (collectively the “Enterprises”). A Notice of Intent to commence international arbitration proceedings had previously been filed by Pac Rim in December 2008. Pac Rim has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration and is seeking an award of damages in the hundreds of millions of dollars from the Government for its multiple breaches of international and Salvadoran law.

Basis of Claim

Since 2002, PRES and later DOREX have been exploring, discovering, and delineating gold deposits in El Salvador. As a result of these efforts and at the initial invitation and encouragement of the Government, Pac Rim and the Enterprises have developed precious metal assets and acquired rights that are significantly higher in value than the to-date investment that has already been made in El Salvador. Pac Rim and the Enterprises have operated in full compliance with Salvadoran law, including the country’s environmental, mining and foreign investment laws, and have met or exceeded all applicable standards while conducting business in El Salvador. Ample evidence, however, demonstrates that the Government has failed to fulfill its obligations vis-à-vis Pac Rim and the Enterprises.

Pac Rim’s claims under CAFTA are based on the Government’s breaches of international and Salvadoran law, arising out of the Government’s improper failure to finalize the permitting process as it is required to do and to respect Pac Rim’s and the Enterprises’ legal rights to develop mining activities in El Salvador. This conduct by the Government has resulted in a significant loss to both Pac Rim, the Enterprises, and the local communities, and has unnecessarily delayed normal development of these valuable deposits.

Pacific Rim’s mandate to its shareholders is to build a gold mining company that explores and develops gold deposits in an environmentally responsible manner. In meeting its responsibilities, a mine design for PRES’s El Dorado gold project located in the department of Cabañas, was submitted to the Government in its final form more than two and a half years ago. Despite strong local support and the inclusion of carefully engineered and reliable environmental protections for the proposed El Dorado Mine, the Government has not met its responsibility to issue PRES the permits necessary to advance the project to the final step of full production.

Arbitration Process

With its filing on April 30, 2009, Pac Rim formally commenced arbitration against the Government of El Salvador under CAFTA. The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes (“ICSID”). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C. Once an arbitral tribunal is constituted, the length of the ensuing proceedings may range from approximately two to three years.

Other Properties

Pacific Rim’s exploration activities elsewhere in El Salvador during the past fiscal year included an extensive surface vein trenching program and a limited drilling program at the Santa Rita project as well as geological mapping, sampling and target generation programs at both Santa Rita and the Company’s Zamora-Cerro Colorado project. Because they are early stage exploration projects, without defined resources, neither the Santa Rita nor the Zamora-Cerro Colorado projects are considered material to the Company.

Santa Rita Gold Project, El Salvador

The Santa Rita gold project is located in central El Salvador, immediately northwest of the El Dorado project. The Santa Rita exploration licence was staked by the Company’s subsidiary PRES in July 2005 after its regional reconnaissance program in El Salvador resulted in the discovery of gold-bearing quartz-calcite boulders. Subsequent to the end of fiscal 2009, the Santa Rita exploration licence expired and was immediately re-staked by the Company’s subsidiary DOREX. DOREX is currently awaiting approval of the new Santa Rita exploration licence.

PRES discovered an epithermal quartz-calcite vein system at Santa Rita in fiscal 2006. Two distinct veins were originally discovered and surface rock channel samples collected from along the length of one of these, the 2+ kilometre long Trinidad vein, which returned anomalous gold (between 6.4 g/t gold and 118.3 g/t over vein widths of 1 to 2 metres) at various localities along its length. In late fiscal 2006 PRES received a permit from MARN to conduct a drill program on the Santa Rita gold project. However, during fiscal 2007 the Company stepped back from exploration work at Santa Rita when the project became the target of anti-mining protests. Exploration work at Santa Rita resumed during fiscal 2008 and continued into fiscal 2009.

During this most recent exploration campaign, PRES discovered several new veins on the Santa Rita property that significantly expanded the prospective target area, and undertook a surface trenching and sampling program that revealed the Trinidad vein to be significantly wider than previously understood.

In addition to the surface exploration work described above, during fiscal 2009 PRES undertook a short drill program that tested the Trinidad vein system over a strike length of approximately 500 metres. This program was carried out in a low impact, low visibility manner. It was also conducted at that specific time primarily in order to satisfy work requirements necessary to maintain PRES’s legal tenure of the Santa Rita licences. In the end 9 shallow holes were drilled on the Trinidad vein, the results of which confirmed that the Trinidad vein extends to below surface and contains anomalous gold. Further drill testing is clearly warranted.

Notwithstanding the excellent exploration potential demonstrated to date at the Santa Rita project, exploration activities were curtailed in July 2009 in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. DOREX is currently awaiting receipt of approval of its application for the new Santa Rita exploration licence. If as and when this licence application is approved and DOREX’s tenure at Santa Rita is re-established, the Company intends to resume low cost exploration activities and make expenditures required to keep the Santa Rita licence in good standing.

Zamora-Cerro Colorado Gold Project, El Salvador

During fiscal 2006 Pacific Rim signed an agreement to acquire a 100% interest in the Zamora gold project in El Salvador from a consortium of private companies, which was amended in fiscal 2007 to include additional exploration licences known as Cerro Colorado.

The schedule of advanced royalty payments required to maintain the Company’s option to purchase the Zamora-Cerro Colorado property, as per the amended agreement is:

Upon TSX approval of the amended agreement:	100,000 shares plus 100,000 warrants of the Company (shares issued)
Yearly advanced royalty payments:	The greater of:
First anniversary	100,000 shares or $100,000 in shares of the Company (shares issued)
Second anniversary	140,000 shares or $140,000 in shares of the Company (shares issued)
Third anniversary	200,000 shares or $200,000 in shares of the Company (shares issued)
Fourth anniversary	300,000 shares or $300,000 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400,000 in shares of the Company

The above advanced royalty payment schedule applies to both the Zamora and Cerro Colorado exploration license options and supersedes the original agreement terms. As per the terms of the revised agreement, advanced royalty payments as outlined above will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora exploration licenses is to be transferred to Pacific Rim at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the sellers are entitled to receive a 3% net smelter royalty to a maximum of $10 million (inclusive of the dollar value of the advanced royalty payments made).

The Zamora and Cerro Colorado claims comprise a 125 square kilometre land package located 50 kilometres north of San Salvador, in El Salvador. The Company has staked additional ground between the Cerro Colorado and Zamora licences it optioned in order to cover what the Company believes is a large gold-bearing epithermal system situated on the same regional gold belt that hosts PRES’s El Dorado and Santa Rita gold systems in El Salvador and a number of million-plus ounce gold systems in Guatemala. The Company has not yet received confirmation that the licences it staked in fiscal 2008 and early fiscal 2009 have been formally granted.

During early fiscal 2009 the Company continued its regional geological mapping and prospecting work within the Zamora and Cerro Colorado exploration licence areas, concentrating on trenching across known gold-bearing veins.

Despite the positive exploration results the Company has generated to date on the Zamora-Cerro Colorado project, further exploration activities were curtailed in July 2009 in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities an make expenditures required to keep the Zamora-Cerro Colorado licences in good standing during fiscal 2010.

Generative Program

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes have good exploration potential without incurring onerous costs. The Company focuses solely on low-sulfidation epithermal gold systems, which are environmentally-clean, high grade, and low cost.

In late fiscal 2008 the Company shifted the focus of its highly successful grassroots exploration initiatives out of El Salvador. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, particularly within El Salvador, Pacific Rim has been very successful in locating new, high grade gold-bearing systems and is ideally equipped to apply this formula for discovery to neighbouring jurisdictions.

The Company has filed for two large exploration concessions in the Las Juntas de Abongares and La Union mining districts in Costa Rica. These projects host epithermal vein systems with significant historic gold production. No significant exploration work was conducted on the Costa Rica properties during fiscal 2009. The Company also conducted field evaluations of numerous prospects in Guatemala during fiscal 2009 but did not acquire any projects in that jurisdiction.

The Company identified two advanced-stage exploration projects during fiscal 2009 that fit its exploration criteria; one in the United States and one in Chile. The Company commenced field and legal due diligence work during fiscal 2009, which is ongoing on both projects. There are no guarantees however that this due diligence work will result in a positive outcome or that the Company will be successful in negotiating acquisition of either or both projects.

Sale of Mining Operations

Through its merger with Dayton in 2002 and until late October 2008, Pacific Rim was 49% owner in the Denton-Rawhide residual leach gold operation, located near Fallon, Nevada. On October 29, 2008 the Company announced that it had accepted an offer from its Denton-Rawhide joint venture partner, Kennecott Rawhide Mining Company (“Kennecott”), to purchase the net assets the Company holds through its 49% interest in the joint venture. Total compensation for these net assets included $3.1 million plus 49% of all gold and silver production from the Denton-Rawhide operation through to December 31, 2008 net of cash production costs. Readers are referred to the Company’s news release of October 29, 2008 (available at www.pacrim-mining.com) for further information about the sale of the Denton-Rawhide assets. The Company was entitled to and received 49% of the gold and silver production from Denton-Rawhide (up to and including all gold and silver produced to December 31, 2008 only) as per the terms of sale described above. No further gold or silver production from Denton-Rawhide will be forthcoming to the Company.

Pacific Rim’s share of gold and silver produced from the Denton-Rawhide operation during fiscal 2009 (between May and December 31, 2008) was 6,350 ounces of gold and 55,666 ounces of silver. The fair market value of this gold and silver when received was $4.1 million which was offset by $4.6 million in production costs paid to Kennecott. The unsold amounts of gold and silver are included in bullion on the balance sheet as at April 30, 2009.

Competition

The mineral property exploration and development business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Seasonality

There are no seasonal affects on our mineral properties.

C.           Organizational Structure

The Company has the following material subsidiary companies:

Name	Jurisdiction of incorporation or organization	Percent of voting shares owned by the Company
Pacific Rim Exploration Inc.	Nevada, USA	100% indirectly owned through Pac Rim Cayman LLC
Dayton Mining (U.S.) Inc. (1)	Nevada, USA	100% directly owned
Pac Rim Cayman LLC	Nevada, USA	100% directly owned
Pacific Rim El Salvador S.A. de C.V. (2)	El Salvador	100% indirectly owned through Pac Rim Cayman LLC
Dorado Exploraciones SA de C.V. (3)	El Salvador	100% indirectly owned through Pac Rim Cayman LLC

(1)	This subsidiary held the Company’s 49% interest in the Denton-Rawhide joint venture.
(2)	This subsidiary holds the Company’s interest in the El Dorado exploration licence that is under application for conversion to an exploitation concession.
(3)

This subsidiary holds the Company’s interests in the El Dorado exploration licences, and the Zamora-Cerro Colorado project claims not included in the Zamora-Cerro Colorado option agreement, and has applied for new exploration licences to cover the Santa Rita project, all in El Salvador.

Unless the context otherwise indicates, reference to the term the “Company” in this Annual Report on Form 20-F includes Pacific Rim Mining Corp. and its subsidiaries.

D.           Property, Plant and Equipment

Mineral Properties

The Company is a British Columbia based mineral resource corporation engaged, through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties, primarily gold and silver.

The Company is principally involved in the exploration for high-grade epithermal gold and silver deposits in the Americas. The Company’s sole material project is the El Dorado gold project in El Salvador. In addition, the Company owns or is in the process of acquiring two early stage exploration projects in El Salvador and one early stage exploration project in Costa Rica and continues to search for exploration projects to acquire in the Americas that meet its exploration focus.

El Salvador Properties

El Salvador Mining Regime

The following is based on the Company’s understanding of the El Salvador mining regime.

Under the laws of El Salvador, the government owns all mineral rights. All private and government-owned lands that have not been declared areas of protection for reasons of national sovereignty, areas of cultural or social interest, areas of ecological or environmental protection or areas of capitation of surface or underground waters for potable water supply; zones occupied by public service facilities; or areas that are within the urban limit of cities or towns are open to exploration and are available through application for an exploration license, which can subsequently be converted to an exploitation concession upon compliance with certain conditions. An exploration license is held by payment of an annual fee, compliance with the environmental laws of the country and fulfilment of the technical exploration program, which may be modified on an annual basis. El Salvadorian mining laws do not discriminate between nationals and foreigners.

El Salvador’s current mining law, which was enacted in 1996 and last amended in 2001, governs the provisions for granting of exploration licences and exploitation concessions. By granting an exploitation concession, the El Salvadoran Ministry of Economy’s Department of Hydrocarbons and Mines confers upon the applicant the right to produce and sell valuable commodities recovered from the natural resources within the area of the concession. To be granted an exploitation concession, which is a necessary step to commencing mining extraction activities, an environmental permit based on an Environmental Impact Study (“EIS”) must first be approved by the Salvadoran Ministry of Environment and Natural Resources (“MARN”). The applicant must also satisfy a number of other conditions. Once granted, the concession requires that development activities commence within 12 months of the date of the final concession agreement and that the mine and associated facilities be built and operated in accordance with the conditions of the environmental permit.

El Dorado Property, El Salvador

The Company’s most advanced property in El Salvador is the El Dorado Property, which consists of three exploration licenses (contiguous to and completely surrounding the pending exploitation concession area), which the Company, indirectly through its wholly-owned subsidiaries, holds as to a 100% interest.

The information presented below summarizes information prepared under the supervision of Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates. This information is included in a report entitled “Technical Report Update on the El Dorado Project Gold and Silver Resources” dated March 3, 2008 co-authored by Mr. Ristorcelli and Mr. Peter Ronning, P.Eng. each of whom are independent Qualified Persons as defined in NI 43-101. Information presented under the headings “Recent Developments”, “January 2008 Updated Resource Estimate”, “Environmental Impact Study and Mining Permit” “CAFTA Action” and “Summary” has been updated by the Company to reflect developments that have occurred since March 3, 2008, being the date of the most recent El Dorado Technical Report.

Predecessor Dayton upon its acquisition of Mirage Resource Corp. in April 2000 acquired the El Dorado Property. Mirage initially acquired the El Dorado Property by option agreement dated June 23, 1993 from Zinc Metal Company (“ZMC”) of Toronto, and its wholly-owned subsidiary, New York and El Salvador Mining Company. The option was exercised on August 25, 1994 in accordance with its terms by payment of $175,000 to ZMC and by the parties having incurred aggregate expenditures in excess of $800,000. Pursuant to the terms of the option agreement, the El Dorado Property is subject to annual advance minimum royalty payments, which are the greater of $50,000 per year or a 3% net smelter return royalty in favour of ZMC. The Company has the right to purchase the royalty from ZMC for $4,000,000 ($1,000,000 for the first one-half and $3,000,000 for the second one half) provided that at least one-half of the royalty is acquired within six months of the commencement of commercial production. In addition, the government of El Salvador is entitled to a 2% net smelter return royalty.

By agreement dated March 29, 2006, the Company superseded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. Under the terms of the new agreement, the Company has prepaid an annual rental fee in the amount of $29,000 with the option to purchase the parcel for a payment of $971,000 at any time up to April 1, 2007. During fiscal 2007 the Company commenced the process of exercising its option to purchase one of the larger parcels of land over which it holds a purchase option agreement (negotiated during fiscal 2004), and advanced to the property owner $0.3 million of the $1.0 million total negotiated option payment. During fiscal 2008, upon transfer of title in the parcel of land to the Company, the final $0.7 million was paid. Although the El Dorado Property contains geological mineral resources, none of the Company’s properties in El Salvador, including the El Dorado Property, contain known ore reserves (as defined under U.S. Securities and Exchange Commission Guide 7) and all work programs are exploratory searches for ore grade mineralization.

Property Description and Location

The El Dorado Property (see Figures 1 and 2 below) is comprised of three exploration licenses totalling 14,407 hectares with nominal expiry dates of September 28, 2013 (one license) and September 29, 2013 (two licenses), and the 1,275 hectare area of the pending Exploitation Concession, which underlying exploration license has a nominal expiry date of January 1, 2005. The Company continues to hold the 1,275 hectare pending Exploitation Concession area beyond its expiry date as it has declared its intention to convert the land holding to an Exploitation Concession, which will have a term of 30 years and may be extended if warranted. See “El Salvador Mining Regime” above. The cost to hold the licenses is a rental of $300 per square kilometre, amounting to $47,046 per year. The Company is up to date with the regulatory obligations required to maintain the licenses in good standing and is awaiting final approval of the pending exploitation concession.

In addition to its mineral rights, the Company owns approximately 765,000 square metres of real estate in the central part of the El Dorado Property.

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

The El Dorado Property is in the Department of Cabañas, approximately 74 kilometres northeast of San Salvador, the capital city of the nation, and 10 kilometres southwest of the town of Sensuntepeque.

Modified from Review of the El Dorado Project, El Salvador, P. Ronning, 2003

Central America
Gulf of Mexico
Mexico
Belize
Guatemala
Honduras
El Salvador
Nicaragua
Costa Rica
Panama
Colombia
Caribbean
Sea
Pacific
Ocean
N
Santa Ana
Lago de Coatepeque
Sonsonate
Acajutla
San Salvador
Aguilares
Rio Lempa
Embalse
Cerron Grande
Chalatenango
Potonico
Embalse
5 de Noviembre
Illobasco
Sensuntepeque
El Dorado
San Isidro
San RafaelCedros
Lago deIllopango
San Vicente
Zacatecoluca
Rio Lempa
San Miguel
Usulutan
Laguna deOlomega
La Unión
Pacific Ocean
50 kilometers

Figure 1: Location of the El Dorado property in El Salvador.

Figure 2: El Dorado property licence area.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The El Dorado Property is accessible by a paved road that crosses the El Dorado Property. The travel time from the project site to San Salvador is approximately two and one-half hours, depending on traffic levels.

The area has a large rural population and Sensuntepeque is a moderate sized town of approximately 20,000 people. Unskilled labour and persons with general business and technical skills should be readily available. El Salvador does not have an indigenous mining industry, so personnel with exploration and mining skills need to be trained or come from elsewhere.

The usual public utilities are available in Sensuntepeque. The communication infrastructure, including telephone and internet, is serviceable. The existing buildings on the project site are connected to the national electrical grid, but the power supply is not considered reliable enough to service a mine.

The terrain in the El Dorado Property area is one of moderate relief surrounded by higher hills to the north, east, and west. Elevations range between 200 m and 800 m above sea level. A tropical climate prevails, with a pronounced wet season from May to October and a dry season the remainder of the year. The project area contains shallow topsoils and volcanic subsoils that are cultivated for seasonal crops. Five perennial streams or rivers traverse the El Dorado License area. Water levels vary with the seasons with good flows being maintained during the wet season.

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

Mineralization on the El Dorado Property consists of gold and silver bearing quartz veins that are contained within the volcanic rocks. The gold and silver bearing veins of the El Dorado district, of which at least 36 exceed 1 m in width, occur over an area exceeding 50 square kilometres. Vein mineralization is dominated by quartz and calcite and ranges in width between 1 m and 15 m in surface exposures. The vein systems are up to 3 km in length, dip steeply, and generally form ridges.

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

Geological mapping to varying levels of detail, done by the Company and its predecessors, covers approximately 2,000 hectares of the 14,400 hectare property. Digital maps have been generated at scales ranging from 1:1,000 to 1:10,000. In addition, the project archives contain numerous individual maps of trenches, veins and target areas at various scales.

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

The dimensions of mineralized veins are as varied as their exploration status, ranging from those known only in single outcrops to those that have been traced on the surface over lengths of between one and two kilometres. Systems of related veins are up to three kilometres long. In those veins that have been mined or extensively drilled, mineralization has been demonstrated to exist over vertical intervals of up to 300 metres. (In considering vein lengths and vertical dimensions it is important to note that at a detailed level mineralization in this type of system is highly variable).

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

January 2008 Updated Resource Estimate

On January 17, 2008 the Company released the results of an updated resource estimate for the El Dorado gold project, in which 1.4 million gold equivalent ounces were tabulated in the Measured and Indicated resource categories combined and a further 0.3 million gold equivalent ounces were tabulated in the Inferred category. Full details of the 2008 El Dorado resource estimate, by deposit and resource category, are presented below.

El Dorado Project Resources (as of January 17, 2008)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
Balsamo	Indicated	566,700	9.86	179,600	112.95	2,058,000	11.47	209,000
	Inferred	281,200	7.71	69,700	76.29	690,000	8.80	79,600

Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700

South	Indicated
Minita		1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800

Nance Dulce	Inferred	128,900	19.56	81,100	121.98	506,000	21.30	88,300

Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200

Nueva Esperanza	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800

TOTAL MEASURED ALL DEPOSITS		780,100	11.31	283,600	75.76	1,900,200	12.39	310,800
TOTAL INDICATED ALL DEPOSITS		3,496,700	9.00	1,011,500	67.45	7,582,300	9.96	1,119,700
TOTAL MEASURED & INDICATED ALL DEPOSITS		4,276,800	9.42	1,295,100	68.96	9,482,500	10.40	1,430,500
TOTAL INFERRED ALL DEPOSITS		839,300	9.45	255,000	70.89	1,913,000	10.47	282,400
Notes:
1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t and greater than a grade-times-thickness of 4 (g AuEq/t x meters)
2) Gold equivalents based upon a silver to gold ratio of 70:1
3) Resources for the Minita, South Minita, Nance Dulce, Coyotera and Nueva Esperanza deposits are unchanged from the July 2006 El Dorado Resource Estimate (see NI 43-101 disclosure)

The mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differs from standards of the U.S. Securities and Exchange Commission (“SEC”). The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC. See “Cautionary Note to U.S. Investors Regarding Resource and Reserve Estimates” above.

The resources were estimated by interpreting drill intercepts in cross section, coding samples, capping assays, compositing to vein thicknesses, and estimating grades and thicknesses of each of the veins into three dimensional grade thickness models. Each of the three veins comprising the Minita resource, ten veins comprising the South Minita resource, and five veins comprising the Balsamo resource were estimated separately. The 4.0 g/t cut-off grade (wherein gold equivalents are based on a silver to gold ratio of 70:1 and greater than a grade-times-thickness of 4 (g AuEq/t x metres)) is predicated on estimated operating costs of $49.68 per tonne, estimated gold recovery of 90% and a gold price of $400 per ounce. These parameters stem from the Company’s 2005 El Dorado prefeasibility study, the results of which are based on various input estimates related to costs and commodity prices that were current at the time of its publication. Readers are cautioned that significant changes have occurred in a number of the inputs used in the January 2005 El Dorado prefeasibility study since its publication in January 2005. However, the Company and its consultants elected to maintain the 4.0 g/t gold equivalent cut-off grade for the 2008 El Dorado resource estimate in order to facilitate comparisons between the current resource estimate and the 2006 resource estimate. Full technical reports related to the 2008 El Dorado resource estimate, the 2006 El Dorado resource estimate and the 2005 El Dorado pre-feasibility study are publicly available on SEDAR at www.sedar.com.

The foregoing disclosure under “January 2008 Updated Resource Estimate” is based on information prepared under the supervision of Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, contained in a report entitled “Technical Report Update on the El Dorado Project Gold and Silver Resources” dated March 3, 2008 co-authored by Mr. Ristorcelli and Mr. Peter Ronning, P.Eng. each of whom are independent Qualified Persons as defined in NI 43-101. This information has further been reviewed and verified by Mr. William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company and supervises the Company’s exploration work on the El Salvador properties. The Company’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

Recent Developments

In July 2008 (the first quarter of fiscal 2009) the Company suspended all drilling activity at the El Dorado project. This decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved. See Environmental Impact Study and Mining Permit. As a result, the Company restricted its exploration activities in El Salvador and elsewhere to low-cost surface exploration work and community and environmental initiatives, primarily during the first few months of fiscal 2009, and did not conduct any significant exploration work to further advance the El Dorado project during the remainder of fiscal 2009.

A full feasibility study for the El Dorado project was initiated in fiscal 2007 following the discovery and delineation of the South Minita deposit but before the discovery of the Balsamo deposit. In late fiscal 2007 the Company elected to defer completion of the study in order to include the resources being drilled at the newly discovered Balsamo deposit in addition to the Minita and South Minita resources. During fiscal 2009 work on the El Dorado project feasibility study, including an underground mine plan for the Minita, South Minita and Balsamo deposits, processing facility and tailings impoundment designs, and an economic analysis of the proposed combined operation, was restarted under the direction of SRK Consulting. In its 2008 Annual Report the Company anticipated the El Dorado feasibility study would be completed during the 2009 fiscal year.

However, in February 2009 the Company decided to again defer completion of the feasibility study, in this case because of: unpredictability in capital costs as changes in commodity prices due to recent economic volatility become reflected in the prices for capital items; the Company’s focus on saving cash until these inputs have stabilized and the study can accurately reflect changed economic realities; and, uncertainty in the timing of the El Dorado permitting process.

The Company believes recent economic volatility will continue in the short term and that capital costs and commodity values will remain in a state of flux for the coming months, a position echoed by numerous industry analysts. Pacific Rim intends to complete the feasibility study when the El Dorado permit issue is clarified and capital costs stabilize.

Environmental Impact Study and Mining Permit

In September 2004, PRES submitted an EIS to MARN for a 750 tonne per day operation based on producing precious metals from the Minita deposit alone. In September 2005, the finalized EIS, which incorporated initial comments from MARN, was resubmitted to MARN. MARN then conveyed its technical approval of the EIS, and instructed PRES to submit the EIS for public comment, which was carried out in October 2005. In March 2006, PRES received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these and a number of other issues. In October 2006, the amended EIS, which included the requested clarification on a number of items, was resubmitted to MARN. Finally, in December 2006, PRES submitted a proposal for a water treatment plan in response to additional comments by MARN.

Nearly three years have passed since the El Dorado EIS was submitted in its final form to MARN, during which time MARN has failed to take action on approval of the EIS. This in turn is preventing a resolution to PRES’s exploitation concession application.

CAFTA Action

In April 2009 Pac Rim filed international arbitration proceedings against the Government of El Salvador (the “Government”) under CAFTA in its own name and on behalf of PRES and DOREX (collectively the “Enterprises”). A Notice of Intent to commence international arbitration proceedings had previously been filed by Pac Rim in December 2008. Pac Rim has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration and is seeking award of damages in the hundreds of millions of dollars from the Government for its multiple breaches of international and Salvadoran law.

          Basis of Claim

Since 2002, PRES and later DOREX have been exploring, discovering, and delineating gold deposits in El Salvador. As a result of these efforts and at the initial invitation and encouragement of the Government, Pac Rim and the Enterprises have developed precious metal assets and acquired rights that are significantly higher in value than the to-date investment that has already been made in El Salvador. Pac Rim and the Enterprises have operated in full compliance with Salvadoran law, including the country’s environmental, mining and foreign investment laws, and have met or exceeded all applicable standards while conducting business in El Salvador. Ample evidence, however, demonstrates that the Government has failed to fulfill its obligations vis-à-vis Pac Rim and the Enterprises.

Pac Rim’s claims under CAFTA are based on the Government’s breaches of international and Salvadoran law, arising out of the Government’s improper failure to finalize the permitting process as it is required to do and to respect Pac Rim’s and the Enterprises’ legal rights to develop mining activities in El Salvador. This conduct by the Government has resulted in a significant loss to Pac Rim, the Enterprises, and the local communities, and has unnecessarily delayed normal development of these valuable deposits.

Pacific Rim’s mandate to its shareholders is to build a gold mining company that explores and develops gold deposits in an environmentally responsible manner. In meeting its responsibilities, a mine design for PRES’s El Dorado gold project located in the department of Cabañas, was submitted to the Government in its final form more than two and a half years ago. Despite strong local support and the inclusion of carefully engineered and reliable environmental protections for the proposed El Dorado Mine, the Government has not met its responsibility to issue PRES the permits necessary to advance the project to the final step of full production.

          Arbitration Process

With its filing on April 30, 2009, Pac Rim formally commenced arbitration against the Government of El Salvador under CAFTA. The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes ("ICSID"). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C. Once an arbitral tribunal is constituted, the length of the ensuing proceedings may range from approximately two to three years.

Summary

The El Dorado gold project is Pacific Rim’s most advanced exploration (and sole material) project, has been the primary focus of its exploration efforts for the past 7 years and the recipient of the bulk of its exploration expenditures. The project has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined plus a further 0.3 million gold equivalent ounces Inferred. Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the deposits are expected to be relatively low cost to produce from underground workings. Importantly, the El Dorado deposits are also environmentally clean and their production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes however, its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the Government.

The Company drastically reduced its exploration expenditures during fiscal 2009, which primarily affected exploration work at the El Dorado project. Nonetheless, virtually all of the $5.3 million the Company spent on direct exploration costs during fiscal 2009 was expended on the El Dorado project, primarily on completing the logging, sampling and cataloguing of core drilled at El Dorado prior to July 2008, work related to the feasibility study, community initiatives, security and non-recurring expenditures related to reductions in activity. The Company does not intend to contemplate resuming significant exploration work at the El Dorado project until such time as the environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the El Dorado property in good standing during fiscal 2010.

Santa Rita Gold Project, El Salvador

There are no known ore reserves on the Santa Rita property and all work programs on the property are exploratory searches for ore grade mineralization.

The Santa Rita gold project is located in central El Salvador, immediately northwest of the El Dorado project. The Santa Rita exploration licence was staked by the Company’s subsidiary PRES in July 2005 after its regional reconnaissance program in El Salvador resulted in the discovery of gold-bearing quartz-calcite boulders. Subsequent to the end of fiscal 2009, the Santa Rita exploration licence expired and was immediately re-staked by the Company’s subsidiary DOREX. DOREX is currently awaiting approval of the new Santa Rita exploration licence.

PRES discovered an epithermal quartz-calcite vein system at Santa Rita in fiscal 2006. Two distinct veins were originally discovered and surface rock channel samples collected from along the length of one of these, the 2+ kilometre long Trinidad vein, which returned anomalous gold (between 6.4 g/t gold and 118.3 g/t over vein widths of 1 to 2 meters) at various localities along its length. In late fiscal 2006 PRES received a permit from MARN to conduct a drill program on the Santa Rita gold project. However, during fiscal 2007 the Company stepped back from exploration work at Santa Rita when the project became the target of anti-mining protests. Exploration work at Santa Rita resumed during fiscal 2008 and continued into fiscal 2009.

During this most recent exploration campaign, PRES discovered several new veins on the Santa Rita property that significantly expanded the prospective target area, and undertook a surface trenching and sampling program that revealed the Trinidad vein to be significantly wider than previously understood.

In addition to the surface exploration work described above, during fiscal 2009 PRES undertook a short drill program that tested the Trinidad vein system over a strike length of approximately 500 metres. This program was carried out in a low impact, low visibility manner. It was also conducted at that specific time primarily in order to satisfy work requirements necessary to maintain PRES’s legal tenure of the Santa Rita licences. In the end 9 shallow holes were drilled on the Trinidad vein, the results of which confirmed that the Trinidad vein extends to below surface and contains anomalous gold. The Company believes that further drill testing is clearly warranted.

Notwithstanding the excellent exploration potential demonstrated to date at the Santa Rita project, exploration activities were curtailed in July 2009 in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. DOREX is currently awaiting receipt of approval of its application for the new Santa Rita exploration licence. If as and when this licence application is approved and DOREX’s tenure at Santa Rita is re-established, the Company intends to resume low cost exploration activities and make expenditures required to keep the Santa Rita licence in good standing.

The foregoing disclosure has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company. The Company’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

Zamora-Cerro Colorado Gold Project, El Salvador

During fiscal 2006 Pacific Rim signed an agreement to acquire a 100% interest in the Zamora gold project in El Salvador from a consortium of private companies, which was amended in fiscal 2007 to include additional exploration licences known as Cerro Colorado.

The schedule of advanced royalty payments required to maintain the Company’s option to purchase the Zamora-Cerro Colorado property, as per the amended agreement is:

Upon TSX approval of the amended agreement:	100,000 shares plus 100,000 warrants of the Company (shares issued)
Yearly advanced royalty payments:	The greater of:
First anniversary	100,000 shares or $100,000 in shares of the Company (shares issued)
Second anniversary	140,000 shares or $140,000 in shares of the Company (shares issued)
Third anniversary	200,000 shares or $200,000 in shares of the Company (shares issued)
Fourth anniversary	300,000 shares or $300,000 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400,000 in shares of the Company

The above advanced royalty payment schedule applies to both the Zamora and Cerro Colorado exploration license options and supersedes the original agreement terms. As per the terms of the revised agreement, advanced royalty payments as outlined above will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora exploration licenses is to be transferred to Pacific Rim at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the sellers are entitled to receive a 3% net smelter royalty to a maximum of $10 million (inclusive of the dollar value of the advanced royalty payments made).

The Zamora and Cerro Colorado claims comprise a 125 square kilometre land package located 50 kilometres north of San Salvador, in El Salvador. The Company has staked additional ground between the Cerro Colorado and Zamora licences it optioned in order to cover what the Company believes is a large gold-bearing epithermal system situated on the same regional gold belt that hosts PRES’s El Dorado and Santa Rita gold systems in El Salvador and a number of million-plus ounce gold systems in Guatemala. The Company has not yet received confirmation that the licences it staked in fiscal 2008 and early fiscal 2009 have been formally granted.

During early fiscal 2009 the Company continued its regional geological mapping and prospecting work within the Zamora and Cerro Colorado exploration licence areas, concentrating on trenching across known gold-bearing veins.

Despite the positive exploration results the Company has generated to date on the Zamora-Cerro Colorado project, further exploration activities were curtailed in July 2009 in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the Zamora-Cerro Colorado licences in good standing during fiscal 2010.

The foregoing disclosure has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company. The Company’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

Nevada Properties

Denton-Rawhide Mine, Nevada

Sale of Mining Operations

Through its merger with Dayton in 2002 and until late October 2008, Pacific Rim was 49% owner in the Denton-Rawhide residual leach gold operation, located near Fallon, Nevada. On October 29, 2008 the Company announced that it had accepted an offer from its Denton-Rawhide joint venture partner Kennecott Rawhide Mining Company (“Kennecott”) to purchase the net assets the Company holds through its 49% interest in the joint venture. Total compensation for these net assets included $3.1 million plus 49% of all gold and silver production from the Denton-Rawhide operation through to December 31, 2008 net of cash production costs. Readers are referred to the Company’s news release of October 29, 2008 (available at www.pacrim-mining.com) for further information about the sale of the Denton-Rawhide assets. The Company was entitled to and received 49% of the gold and silver production from Denton-Rawhide (up to and including all gold and silver produced to December 31, 2008 only) as per the terms of sale described above. No further gold or silver production from Denton-Rawhide will be forthcoming to the Company.

Pacific Rim’s share of gold and silver produced from the Denton-Rawhide operation during fiscal 2009 (between May and December 31, 2008) was 6,350 ounces of gold and 55,666 ounces of silver. The fair market value of this gold and silver when received was $4.1 million which was offset by $4.6 million in production costs paid to Kennecott. The unsold amounts of gold and silver are included in bullion on the balance sheet as at April 30, 2009.

Reclamation – Denton-Rawhide

During fiscal 2009 the Company sold the assets it held through its 49% interest in the Denton-Rawhide joint venture to its 51% partner Kennecott Rawhide Mining Company (see Item 4). As part of the sale of its interest in Denton-Rawhide, the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures were to exceed $7.0 million subsequent to the date of sale.

The Rawhide Joint Venture has put in place ongoing pollution control and monitoring programs at Denton-Rawhide. A reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. Kennecott has estimated a total of $4.9 million in reclamation and closure costs under the proposed plan. Kennecott, on behalf of the Rawhide Joint Venture, has posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs for Denton-Rawhide are based on current legal and regulatory requirements. Actual costs incurred for reclamation activities in future periods could differ from the amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

The Bureau of Mining Regulation and Reclamation (BMRR), in cooperation with other state, federal and local agencies regulates mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (NAC) 445A.350-NAC 445A.447 and (NAC) 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches: regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada’s waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company’s reclamation obligations.

Generative Program

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes have good exploration potential without incurring onerous costs. The Company focuses solely on low-sulfidation epithermal gold systems, which are environmentally-clean, high grade, and low cost.

In late fiscal 2008 the Company shifted the focus of its highly successful grassroots exploration initiatives out of El Salvador. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, particularly within El Salvador, Pacific Rim has been very successful in locating new, high grade gold-bearing systems and is ideally equipped to apply this formula for discovery to neighbouring jurisdictions.

The Company has filed for two large exploration concessions in the Las Juntas de Abongares and La Union mining districts in Costa Rica. These projects host epithermal vein systems with significant historic gold production. No significant exploration work was conducted on the Costa Rica properties during fiscal 2009. The Company also conducted field evaluations of numerous prospects in Guatemala during fiscal 2009 but did not acquire any projects in that jurisdiction.

The Company identified two advanced-stage exploration projects during fiscal 2009 that fit its exploration criteria: one in the United States and one in Chile. The Company commenced field and legal due diligence work during fiscal 2009, which is ongoing on both projects. There are no guarantees however that this due diligence work will result in a positive outcome or that the Company will be successful in negotiating acquisition of either or both projects.

Environmental Matters

U.S. Operations

During fiscal 2009 the Company sold the assets it held through its 49% interest in the Denton-Rawhide joint venture to its 51% partner Kennecott Rawhide Mining Company (see Section 4). As part of the sale of its interest in Denton-Rawhide, the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures were to exceed $7.0 million.

The Rawhide Joint Venture has put in place ongoing pollution control and monitoring programs at Denton-Rawhide. A reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. Kennecott has estimated a total of $4.9 million in reclamation and closure costs under the proposed plan. Kennecott, on behalf of the Rawhide Joint Venture, has posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs for Denton-Rawhide are based on current legal and regulatory requirements. Actual costs incurred for reclamation activities in future periods could differ from the amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

The Bureau of Mining Regulation and Reclamation (BMRR), in cooperation with other state, federal and local agencies regulates mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (NAC) 445A.350-NAC 445A.447 and (NAC) 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches; regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company’s reclamation obligations.

International Operations

The Company’s exploration properties, primarily located in El Salvador, are governed by existing local environmental laws, though the Company elects in certain circumstances to exceed its obligations under local environmental law and comply with internationally accepted environmental standards.

The Company’s exploration programs are designed according to industry best practices to have minimal to no impact on flora, fauna and surface or underground water sources. Temporary disturbances (temporary access roads, drill pads, mud pits, hand dug trenches, impacts on existing infrastructure) are reclaimed and repaired. Using the same methods required for structural studies at dam site and large construction sites, drill holes are capped with either a 50 meter grout cap or are completely filled with grout, depending on the geologic environment. The temporary access trails, drill pads and mud sumps are reclaimed by filling in ruts, holes and pits, re-contouring any banks or steep cuts, building water diversion ditches to control runoff and planting fast growing, native grasses to stabilize the ground. Trenches are refilled and replanted in a like manner, and fence barriers are occasionally built to control livestock movement around reclaimed areas. Permanent or long term disturbances such as roads, buildings, wells, walls and fences, gates, etc. are constructed with erosion controls and stability measures including, as necessary, "badenes", rock retaining walls, water diversion ditches, drain pipes and/or stabilizing vegetation, and are constructed to standards exceeding local regulation. Often, local tree varieties are harvested then replanted in the disturbed areas when it does not conflict with normal local usage. All areas of reclamation and construction are monitored on an annual basis. If additional repair is required because of the initial construction, it is repaired until the area gains stability. The Company’s professional environmental staff has volunteered and assisted the local authorities in evaluating other arms-length environmental, geologic, hydrologic, disaster sites around the immediate communities by conducting land slide analysis, ground water studies, surface water studies, land fill site studies, helping to evaluate other industrial waste sites, fire prevention, disease control, disaster relief preparedness and first aid.

Contractors to the Company are required to use certified, non-polluting, non-toxic additives in drilling programs and comply with international work and safety standards and procedures. These issues are routinely monitored by Company employees under the direction of the local environmental and safety managers. Environmental compliance and risk is regularly assessed by third party contractors specializing in mining and exploration risk management. In addition, the company has established showcase programs for environmental protection, waste management and reforestation in order to educate workers and local populace on common best practice measures for a healthier, cleaner and safer living and working environment.

Ongoing reclamation activities associated with the Company’s exploration stage properties are expensed as exploration in the period incurred.

Proposed Transactions

Pacific Rim is continually reviewing project acquisitions and other opportunities that could enhance shareholder value.

There are currently no transactions in process that would affect the financial condition, results of operations or cash flows of the Company.

Related Party Transactions

The Company received accounting services from an accounting firm in which an Officer of the Company is a partner. The total accounting fees paid were $52,000.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the carrying value of mineral properties and property, plant and equipment, gold in process inventories, closure costs and stock based compensation. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, and changes in government policy.

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by subsequent resource estimates, the most recent of which was completed in January 2008.

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. PRES has experienced lengthy delays in the government of El Salvador’s processing of the El Dorado exploitation concession application with no resolution to date, which, along with other factors beyond the control of PRES, could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. PRES has commenced a legal claim under CAFTA. If PRES is unsuccessful in obtaining a permit for El Dorado or in its CAFTA claim, or other factors beyond the control of the Company, such factors could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. As at April 30, 2009, management of the Company determined that impairment indicators existed on its El Dorado project and completed an impairment assessment on this project. The current economic environment, the decline in the Company’s stock price and the difficulty in obtaining a permit were considered as impairment indicators. As part of their impairment evaluation, management considered a number of factors, including the Company’s share price at April 30, 2009and current gold prices along with the Company’s 2005 pre-feasibility study. Based on this impairment evaluation no impairment of the El Dorado project was identified as of April 30, 2009. To date, the Company’s discussions with its legal counsel representing the Company in its CAFTA arbitration have not resulted in a determination of any material impairment in the carrying value of the Company concessions.

The Company re-evaluates the carrying values of property, plant and equipment when events or changes in circumstance indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

The Company makes significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings, which have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Using the Black-Scholes Option Pricing Model, management has made estimates of the life of stock options and warrants, the expected volatility and the expected dividend yields that could materially affect the fair market value of these securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

As part of the sale of its interest in Denton-Rawhide, the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that reclamation and closure costs were to exceed $7.0 million. Kennecott has estimated a total of $4.9 million for these expenditures under the proposed plan.

Changes in Accounting Policies

Effective May 1, 2008, the Company implemented CICA Handbook Section 1400, which states that financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Disclosures required by this standard are included in Note 1 to the audited consolidated financial statements.

Effective May 1, 2008, the Company adopted CICA Handbook section 3862, “Financial Instruments – Disclosure” and section 3863,

“Financial Instruments – Presentation”. These sections require the Company to provide disclosure to enable users to evaluate the significance of financial instruments on the Company’s financial position and performance, the nature and extent of risks arising from financial instruments the Company is exposed to during the reporting period and as at the balance sheet date, and how the Company is managing those risks. Disclosures required by this standard are included in Note 9 to the audited consolidated financial statements.

Effective May 1, 2008, the Company adopted CICA Handbook section 1535, “Capital Disclosures”. This section requires the Company to provide disclosures to enable users to evaluate the Company’s objectives, policies and processes for managing capital. Disclosures required by this standard are included in Note 10 to the audited consolidated financial statements.

Effective May 1, 2008, the Company adopted CICA Handbook section 3031, “Inventories”, which replaces section 3030, “Inventories”. The new section establishes standards for the measurement and disclosure of inventories, including the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard did not have a material impact on the consolidated financial statements.

Effective May 1, 2008, the Company adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”. This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. The abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. The adoption of this standard did not have a material impact on the consolidated financial statements.

In January 2009, the CICA approved EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

          Goodwill and intangible assets

In February 2008, the CICA issued handbook section 3064, “Goodwill and Intangible Assets”, which replaces CICA HB Section 3062, “Goodwill and Intangible Assets,” and CICA HB Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures during the Pre-operating Period” and CICA HB Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

This standard will be effective for the Company beginning on May 1, 2009. The Company is currently evaluating the impact of adopting this standard in 2009.

          International financial reporting standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on May 1, 2011. The transition date of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. In July 2008, the AcSB announced that early adoption will be allowed in 2009 subject to seeking and obtaining exemptive relief. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

          Business combinations

In October 2008, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after May 1, 2011. The Company is considering early adoption to coincide with the adoption of IFRS. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

          Non-controlling interest

In October 2008, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after May 1, 2011. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

A.        Operating Results

As a result of the sale of its Denton-Rawhide assets (being its only source of revenue) during fiscal 2009, the Company no longer accounts for Revenue and Mine Operating Costs from the sale of gold and silver as Mine Operating Income. Revenue and operating costs from the Denton-Rawhide operation (to which the Company was entitled and responsible, respectively, until December 31, 2008) are accounted for, for the current and prior fiscal years, as Discontinued Operation – Net Income of Denton-Rawhide Joint Venture.

For the fiscal year ended April 30, 2009, Pacific Rim recorded a loss for the period of $(6.3) million or $(0.05) per share, compared to a loss of $(12.7) million or $(0.11) per share for the fiscal year ended April 30, 2008 and $(9.4) million or $(0.09) per share for the fiscal year ended April 30, 2007. The $6.4 million decrease in net loss for fiscal 2009 compared to fiscal 2008 is primarily related to significantly decreased exploration expenses combined with an increase in the net income from the Denton-Rawhide joint venture as a result of the sale by the Company of its interest in the joint venture during fiscal 2009. The increase in net loss for fiscal 2008 compared to fiscal 2007 (a difference in net loss of $3.4 million) is a result of increases in exploration and general and administrative costs combined with a reduction in income from the Denton-Rawhide Joint Venture year over year.

Expenses

Due to the cessation of the El Dorado drilling program in July 2008 and the reduction of other exploration expenses at all of the Company’s projects, exploration expenditures decreased significantly from $10.7 million in fiscal 2007 and $11.8 million in fiscal 2008 to $5.5 million in fiscal 2009.

General and administrative expenses have been generally on an upward trend over the past several years due to the Company’s trend toward higher levels of business activity and because of higher regulatory and legal costs of complying with United States and Canadian reporting and regulatory requirements. General and administrative costs in fiscal 2009 ($3.7 million) however, increased from fiscal 2008 ($3.5 million) as a result of severance payments made to key personnel and an increase in legal fees associated with the CAFTA arbitration claim, which were partially offset by reductions in staffing costs.

The Company realized marginal interest income of $0.1 million in fiscal 2009, compared to $0.2 million in fiscal 2008 and $0.5 million in fiscal 2007. Interest income was earned on cash and short term investments held in each fiscal year. The decrease in interest income over the past 3 fiscal years reflects the Company’s decreasing cash and short term investment balances.

The Company booked a foreign exchange loss of $0.2 million during fiscal 2009 (compared to a gain of $0.4 million during fiscal 2008 and a loss of $0.09 million during fiscal 2007) primarily reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

Unusual Items

As described above and in Item 4, the Company sold the assets it held through its 49% interest in the Denton-Rawhide residual leach gold operation. During fiscal 2009 the Company received net income from this Discontinued Operation of $3.2 million, compared to $1.5 million during fiscal 2008 and $2.9 million during fiscal 2007. The current year’s income received from this Discontinued Operation reflects the cash payment received for the net assets sold in addition to the net income or loss related to the production of gold and silver, of which the Company was a participant until December 31, 2008. Of the $3.2 million of income from the

Discontinued Operations, $1.2 million related to the sale of the net assets and $2.0 million related to the income earned prior to the sale of the Discontinued Operations.

During fiscal 2008 the Company recovered $1.4 million on its investment in the Andacollo Mine, compared to a recovery of $1.0 million in fiscal 2007. The recovery of this investment relates to staged payments on the sale of the Andacollo Mine during fiscal 2008, fiscal 2007 and fiscal 2006 (the details of which are available in the Company’s 2008, 2007 and 2006 annual reports). The $1.4 million received in fiscal 2008 represented the final payment and as such, there were no additional recoveries booked during fiscal 2009.

Summary

As a result of significantly reduced exploration expenditures, decreased staffing levels and increased net income from the Denton-Rawhide joint venture, the Company’s loss for fiscal 2009 was substantially reduced from previous fiscal periods ($(6.3) million or $(0.05) per share for fiscal 2009 compared to $(12.7) million ($(0.11) per share) and $(9.4) million ($(0.09) per share) for fiscal 2008 and fiscal 2007 respectively).

Summary of Quarterly Results

Summary of Quarterly Results (unaudited)(all amounts in thousands of US dollars, except per share amounts)

	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Revenue from Continuing Operations	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Loss before discontinued operations	$(1,461)	$(1,629)	$(2,602)	$(3,751)	$(6,079)	$(3,976)	$(3,359)	$(2,482)
Loss per share before discontinued operations – basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.03)	$(0.06)	$(0.03)	$(0.03)	$(0.02)
Discontinued Operations – Income from Denton Rawhide Joint Venture	$49	$1,246	$1,390	$482	$46	$273	$420	$1,023
Discontinued Operations – Recovery of Investment in Andacollo Mine	$nil	$nil	$nil	$nil	$nil	$nil	$1,400	$nil
Net loss for the period	$(1,412)	$(383)	$(1,212)	$(3,269)	$(6,033)	$(3,703)	$(1,539)	$(1,459)
Net loss per share after Discontinued Operations - basic and diluted	$(0.00)	$(0.00)	$(0.01)	$(0.03)	$(0.06)	$(0.03)	$(0.01)	$(0.01)

2008 quarterly results as well as the first quarter result of 2009 have been reclassified to reflect the sale of the Company’s interest in the Denton Rawhide Joint Venture.

The Company typically realizes a net quarterly loss. Until the most recent three reporting periods, expenses have generally risen over the past eight quarters as the Company increased its expenditures on El Salvador-based social and environmental programs, and was operating a drill program at the El Dorado project. During Q1 2009 the Company made substantial cuts to its exploration programs and community initiatives, which along with generally lower general and administrative expenses due to staffing cuts in Q2 2009 and Q3 2009, reduced expenses significantly. The Company sold its interest in the Denton Rawhide operation in Q2 2009, which partially offset these expenses.

Fourth Quarter Fiscal 2009

Proceeds from Discontinued Operations - Income from Denton-Rawhide Joint Venture, varies quarter to quarter depending on gold production levels, gold sales during the quarter and the price of gold realized. Throughout the past 8 quarters, gold production from Denton-Rawhide generally decreased, as is typical and expected in the residual leaching phase of a heap leach operation. The Company ceased to receive income from the Denton-Rawhide joint venture on December 31, 2008. The Company received a nominal payment during Q4 2009 related to gold that was in process at the operation on December 31, 2008.

During Q1 2009 the Company made substantial cuts to its exploration programs, which along with cuts to general and administrative expenses in Q2 2009 and Q3 2009, reduced expenses significantly.

Despite the fact that the Company’s expenses were comparatively low due to reductions in work programs and staffing, the substantial decrease in Proceeds from Discontinued Operations – Income from Denton-Rawhide Joint venture booked during Q4 2009 led to a loss of $(1.4) million or $(0.00) per share; higher than previous quarters of fiscal 2009 during which expenses were reduced but the Company still participated in proceeds of gold and silver production from the Denton-Rawhide operation, but lower than 2008 fiscal quarters when the Company’s expenses were substantially higher.

The Company’s fiscal 2009 fourth quarter results presented above are based on interim consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

Impact on Operations as a Result of Governmental Factors

The Company’s operations are primarily focused on the exploration for gold and silver and its sole material project, the El Dorado property, is located in El Salvador. The Company has experienced significant delays in the receipt of environmental and mining permits necessary to advance the El Dorado project further. See Item 4 Property, Plant and Equipment, and specifically El Salvador Mining Regime and El Dorado Property – CAFTA Action for information related to El Salvador’s mining law, the Company’s actions to date to comply with this law and a legal action that the Company has commenced under CAFTA. The receipt of necessary permits, or lack thereof, could have a material impact on the Company’s operations.

B.         Liquidity and capital resources

Liquidity

During fiscal 2009 the Company’s cash and cash equivalents decreased by $0.6 million from $1.9 million at April 30, 2008 to $1.3 million at April 30, 2009. At April 30, 2009, short term investments (consisting of short term, redeemable guaranteed investment certificates and bankers acceptances) were $nil million compared to $4.2 million at April 30, 2008. Bullion (held by the Company and not yet sold) was $1.2 million at the end of fiscal 2009 compared to $nil at the end of the previous fiscal year. Bullion is valued at the costs based upon gold price on the date the bullion was received. The total of cash and cash equivalents, short term investments and bullion inventory (which in the Company’s opinion are collectively equivalent to cash, being available to cover short-term cash requirements) was $2.5 million at April 30, 2009 compared to $6.1 million at April 30, 2008, a decrease of $3.6 million. This decrease reflects ongoing, though greatly reduced, expenditures related to the Company’s exploration projects and the general and administrative costs of maintaining a public company, offset in part by proceeds from the sale of the Denton-Rawhide asset.

During fiscal 2009 the Company received cash flow from the following sources: $4.3 million from Denton-Rawhide operations and the sale of the net assets of the Denton-Rawhide operations, $0.1 million in interest income and $4.2 million in net redemptions of short term investments. Outlays of cash during the year included: $5.3 million in direct exploration expenditures and $3.9 million in direct general and administrative expenses. The net of these cash inflows and outlays was a decrease in cash and cash equivalents of $0.6 million during fiscal 2009.

Cash Flow Used For Operating Activities

The Company’s loss before discontinued operations was $(9.4) million in fiscal 2009 compared to $(15.7 million) and $(13.3) million in each of the previous two fiscal years respectively. These losses were offset by a number of non-cash items including, notably: stock-based compensation of $0.6 million in fiscal 2009 compared to $1.0 million in each of fiscal 2008 and fiscal 2007; shares issued for property option payments of $0.3 million during fiscal 2009 compared to $0.2 million in each of fiscal 2008 and 2007; and a change in accounts payable and accrued liabilities of $(0.8) million for fiscal 2009 compared to $0.4 million for fiscal 2008 and $0.5 million for fiscal 2007. As a result, cash flow used for operating activities was $(9.2) million in fiscal 2009 compared to $(12.9) million in fiscal 2008 and $(11.6) million in fiscal 2007.

Cash Flow Provided by Investing Activities

During the current and past two fiscal periods, the Company made net redemptions from short term investments ($4.2 million, $3.8 million and $6.7 million respectively). In fiscal 2008 and 2007 the Company made purchases of property plant and equipment of $1.2 million and $0.3 million respectively, however, a negligible amount was booked in fiscal 2009. Proceeds from discontinued operations were $1.8 million for fiscal 2009 (related to the sale of the Denton-Rawhide asset) compared to $1.4 million for fiscal 2008 and $1.0 million for fiscal 2007 (related to the sale of the Andacollo mine). As a result, cash flow provided by investing activities was $6.0 million during fiscal 2009, $4.0 million during fiscal 2008 and $7.4 million during fiscal 2007.

Cash Flow Provided by Financing Activities

The Company did not realize any cash flow from financing activities during fiscal 2009. During fiscal 2008, cash flow provided by financing activities totaled $6.9 million, compared to $2.1 million in fiscal 2007. The fiscal 2008 financing cash flow is related to the issuance of common shares of the Company under a February 2008 equity financing (details available in the Company’s 2008 annual report), as well as the exercise of employee stock options (282,500 shares at an average price of CDN $1.30 per share). The fiscal 2007 financing cash flow is primarily related to the exercise of employee stock options (2,644,000 shares at an average price of CDN $0.50 per share) and the exercise of warrants issued to underwriters of an equity financing undertaken by the Company in March 2006 (1,195,000 shares at an average price of CDN $0.84 per share) (details available in the Company’s 2006 annual report).

Capital Resources and Financial Condition

At April 30, 2009, the book value of the Company’s current assets stood at $2.6 million, compared to $7.7 million at April 30, 2008, a reduction of $5.1 million. The decrease in current assets is primarily a result of redemptions of short term investments (into cash) and subsequent cash expenditures. Property, plant and equipment balances at April 30, 2009 were unchanged from the April 30, 2008 balance of $5.6 million. The long-term asset value of Discontinued Operations was $nil at April 30, 2009 (the Company having sold its interest in the Denton-Rawhide Joint Venture) compared to a value of $5.0 million at April 30, 2008 prior to the sale. As a result, the Company’s total assets at the end of fiscal 2009 were $8.2 million compared to $18.3 million at the end of fiscal 2008.

At April 30, 2009 the Company had current liabilities of $0.6 million compared to $2.9 million at April 30, 2008. The $2.3 million year over year decrease in current liabilities is due to a $0.8 million decrease in accounts payable and a $1.5 million decrease in current liabilities associated with the discontinued operations. Future income tax liabilities, relating to Pac Rim’s investment in El Salvador, did not change between the fiscal 2008 and fiscal 2009 year ends and at April 30, 2009 were valued at $1.0 million. Long term liabilities related to the discontinued operations were $nil at April 30, 2009 compared to $2.1 million at April 30, 2008. Currently, Pacific Rim has no short- or long-term debt.

The $5.1 million decrease in current assets combined with the $2.3 million decrease in current liabilities, resulted in a $2.7 million reduction in working capital from $4.7 million at the end of fiscal 2008 to $2.0 million at the end of fiscal 2008.

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company can not judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for fiscal 2010 beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects. The Company intends to continue to seek new project acquisitions and during fiscal 2010 intends to continue to conduct low cost field work, technical and legal due diligence on projects it is currently evaluating and to seek new prospects for staking or property acquisitions that fit its exploration focus.

The Company anticipates that its fiscal 2010 exploration plans as outlined above will cost approximately $1.0 million. If regulatory and political conditions warrant, and adequate financing is available, the Company will resume aggressive exploration of its El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador, which will result in increased exploration and general and administrative expenditures over those currently anticipated for fiscal 2010. In order to undertake an expanded exploration program the Company will likely require additional financing during fiscal 2010 (see Item 3 D. Risk Factors for a discussion of financing risk).

The Company’s general and administrative costs during fiscal 2010 will reflect lower staffing costs as a result of personnel reductions undertaken in fiscal 2009, but are otherwise anticipated to increase due to legal costs associated with the CAFTA action undertaken by Pac Rim. The Company may require additional financing during fiscal 2010 (see Item 3 D. Risk Factors for a discussion of financing risk) for general working capital expenses and/or the expenses related to the CAFTA action.

The Company will require additional funding to maintain its ongoing exploration programs and property commitments as well as for administrative purposes and CAFTA arbitration and negotiation. These conditions and risks cast substantial doubt on the validity of the going concern assumption.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient fund to fund ongoing exploration and administration expenses as well as its costs under its CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company will have to obtain additional financing through, but not limited to, the issuance of additional equity.

Outlook

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company anticipates expending approximately $1.0 million on exploration-related expenses during fiscal 2010, primarily on low-cost exploration work required to keep all of its El Salvador projects in good standing, limited community relations initiatives, and due diligence evaluation of new projects outside of El Salvador. This work will be revised should circumstances change and depending on the Company’s working capital balances and/or financing opportunities. In order to undertake an expanded exploration program the Company will likely require additional financing during fiscal 2010 (see Item 3 D. for a discussion of financing risk).

The Company’s general and administrative costs during fiscal 2010 will reflect lower staffing costs as a result of personnel reductions undertaken in fiscal 2009, but are otherwise anticipated to increase due to legal costs associated with the CAFTA action undertaken by Pac Rim. The Company may require additional financing during fiscal 2010 (see Item 3 D. Risk Factors for a discussion of financing risk) for general working capital expenses and/or the expenses related to the CAFTA action.

The Company will continue its extensive outreach efforts to the newly elected federal government and administration, municipal government officials, church leaders, business leaders, and Salvadoran citizens during fiscal 2010. The Company and its subsidiaries have a well documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Notwithstanding these diplomatic efforts, until resolved, Pac Rim’s CAFTA claim will proceed during fiscal 2010. Documentation supporting its CAFTA claim is currently being collected and submitted to ICSID, and it is anticipated that the formal arbitral panel will be convened and the arbitration process will commence during fiscal 2010. Ongoing pursuit of this claim may require the Company to undertake financing during fiscal 2010 specifically ear-marked for legal expenses.

C.         Research and Development, Patents and Licenses, etc.

None

D.         Trend Information

While the Company does not have any producing mines, it is directly affected by trends in the metal industry. The El Dorado Gold Project, Santa Rita Gold Project and the Zamora–Cerro Colorado Gold Project are all projects containing gold deposits. At the present time global metal prices are extremely volatile. Metal prices, driven by rising global demand, climbed dramatically and approached near historic highs over the past several years. The global economic and credit crisis has affected all industries, and the base metals sector has seen plummeting metal prices since October 2008 with some recovery. The effect of high metal prices had a significant positive impact on the ability to raise equity capital and to attract interest from potential sources of required capital to fund the costs of placing the El Dorado Gold Project into production; however, the increasing metal prices also contributed to significant increases in the capital costs of many projects including El Dorado.

Overall market prices for securities in the mineral resources sector and factors affecting such prices, including base metal prices, political trends in the countries such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if at all.

Refer to “Risk Factors” for further information on uncertainty or items affecting the business or nature of business of the Company.

E.        Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instrument obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

F.         Tabular Disclosure of Contractual Obligations

The Company is committed to payments under operating leases for office premises and office equipment as set out in Notes 9 and 12 to the 2009 audited consolidated financial statements. The following table lists as of April 30, 2009, information with respect to the Company’s known contractual obligations.

Contractual Obligations (in thousands of US dollars)

	Payments due by period
	Total	< 1 year	1- 3 years	4 – 5 years	> 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$147	$50	$97	-	-
Purchase Obligations	-	-	-	-	-
Accounts Payable and Accrued Liabilities	$633	$633	-	-	-
Total	$780	$683	$97	-	-

G.         Safe Harbor

See Note regarding Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table set out the name of the directors and/or senior officers as at April 30, 2009, the country in which each is ordinarily a resident, all offices of the Company now held by each of them, their principal occupations, and the period of time for which each has been a director and/or officer of the Company.

Name and Address(1)	Office or Position Held	Previous Service as a Director	Principal Occupation during past five years(1)	Share Ownership
Catherine McLeod-Seltzer British Columbia Canada	Chairman and Director	Since April 11, 2002(2)	Director and officer of Pacific Rim Mining Corp. since 1997. Director and Chairman of Bear Creek Mining Corporation, Director of Stornoway Diamond Corporation, Director of Kinross Gold Corporation and Troon Ventures Ltd. Formerly a director of Miramar Mining Corporation.	32,200
Thomas Shrake(4) Nevada U.S.A.	President, Chief Executive Officer and Director	Since April 11, 2002(2)	Director and officer of Pacific Rim Mining Corp. since 1997.	404,100
Anthony J. Petrina(4)(5)(6) British Columbia Canada	Director	Since April 11, 2002(2)	Retired. Director of Bear Creek Mining Corporation. Formerly a director of Miramar Mining Corporation.	128,000
William Myckatyn(3)(4)(6) British Columbia Canada	Lead Director	Since April 11, 2002(2)	Retired. CEO of Quadra Mining Ltd. to July 2006, current Chairman and Director of Quadra Mining Ltd., Director of First Point Minerals Ltd. and Director of San Marco Resources Inc. Formerly a director of Miramar Mining Corporation.	87,660

Name and Address(1)	Office or Position Held	Previous Service as a Director	Principal Occupation during past five years(1)	Share Ownership
David K. Fagin(3)(5)(6) Colorado U.S.A.	Director	Since April 11, 2002(2)	Investor. Director of Golden Star Resources Ltd., Atna Resources Ltd. and T. Rowe Price Mutual Funds.	88,000
Paul B. Sweeney(3)(5)(6) British Columbia Canada	Director	Since July 2003	Executive Vice President, Business Development of Plutonic Power Corporation, Former Vice President and Chief Financial Officer of Canico Resource Corp., Director of Pan American Silver Corp., Director of Polaris Minerals Corporation, Director of New Gold Inc. and Director of Magma Energy Corp.	38,000
Steven Krause(7) British Columbia, Canada	Chief Financial Officer	N/A	Chief Financial Officer of the Company since December 2008; Chief Financial Officer of Bear Creek Mining Corporation; Vice- President, Avisar, Chartered Accountants, since October 2003.	20,000
April Hashimoto(7) Washington U.S.A.	Chief Financial Officer	N/A	Chief Financial Officer of Pacific Rim Mining Corp. since August 2006, former Chief Financial Officer, Strategic Development Division, Placer Dome Inc. and Chief Financial Officer of Placer Dome Exploration Inc.	Nil
J. Peter Neilans(8) British Columbia Canada	Chief Operating Officer	N/A	Chief Operating Officer of Pacific Rim since June 2006, Former President and Chief Executive Officer of Placer Dome US.	Nil
William Gehlen Nevada U.S.A.	Vice-President of Exploration	N/A	Vice-President of Exploration of Pacific Rim Mining Corp. since September 2005. Senior geologist of Pacific Rim Mining Corp. since 1997.	78,200
Barbara Henderson British Columbia Canada	Vice-President of Investor Relations	N/A	Vice-President of Investor Relations of Pacific Rim Mining Corp. since August 2002. Manager of Investor Relations of Pacific Rim Mining Corp. since 1998.	12,000
Ronda L. Fullerton British Columbia Canada	Corporate Secretary	N/A	Corporate Secretary of Pacific Rim Mining Corp. since April 2006, former Corporate Paralegal for QLT Inc., former Legal Assistant and Corporate Secretary for La Mancha Resources Inc., former Legal Assistant for Leisure Canada Inc. and X-Tal Minerals Inc.	Nil

(1)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective individuals individually.
(2)

April 11, 2002 was the effective date of the amalgamation of Dayton and Pacific Rim; Fagin, McLeod and Myckatyn were directors of Dayton prior to the amalgamation and McLeod, Myckatyn, Petrina and Shrake were directors of Pacific Rim prior to the amalgamation.

(3)	Denotes member of Compensation Committee. Mr. Sweeney will not be standing for re-election at the Annual and Special General Meeting to be held on August 26, 2009.
(4)	Denotes member of Environmental Committee.
(5)	Denotes member of Audit Committee. Mr. Sweeney will not be standing for re-election at the Annual and Special General Meeting to be held on August 26, 2009.
(6)	Denotes member of Nominating Committee. Mr. Sweeney will not be standing for re-election at the Annual and Special General Meeting to be held on August 26, 2009.
(7)

On September 17, 2008, April Hashimoto was terminated as part of the Company’s attempt to reduce overhead costs. On December 11, 2008, Steven Krause was appointed Chief Financial Officer of the Company.

(8)	On September 17, 2008, J. Peter Neilans was terminated as part of the Company’s attempt to reduce overhead costs

Each of the Company’s directors is elected by the Company’s shareholders at an annual general meeting to serve until the next annual general meeting of shareholders or until a successor is elected or appointed. The board of directors appoints the Company’s executive officers annually after each annual general meeting, to serve at the discretion of the board of directors.

B.           Compensation

During the fiscal year ended April 30, 2009, the Company had three Named Executive Officers (for the purposes of Canadian securities legislation), namely:

Thomas Shrake, President and Chief Executive Officer Steven Krause(1), Chief Financial Officer; and April Hashimoto(1), Chief Financial Officer

The following table sets forth all compensation (annual, long term or otherwise) for services in all capacities to the Company and its subsidiaries for the last completed financial year in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the other three most highly compensated executive officers of the Company as at April 30, 2009 whose individual total compensation for the most recently completed financial year, individually, exceeded CDN$150,000 and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the “Named Executive Officers”).

Name and Principal Position	Year	Salary US($)	Share- Based Awards ($)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
Thomas Shrake CEO	2008/ 2009	$204,582	Nil	$74,356	Nil	Nil	Nil	Nil	$278,938
Steven Krause CFO(1)(3)	2008/ 2009	Nil	Nil	$37,178	Nil	Nil	Nil	CDN$3,815	$40,923
April Hashimoto, CFO(1)	2008/ 2009	$66,752	Nil	Nil	Nil	Nil	Nil	Nil	$66,752

(1)	On September 17, 2008, April Hashimoto was terminated and on December 11, 2008, Steven Krause was appointed Chief Financial Officer of the Company.
(2)

The stock options granted to Thomas Shrake and Steven Krause, as well as the amount of the column under all other compensation, were valued in a currency other than the currency that the Company uses in its financial statements and has been translated herein at the rate of $1.14315 for every CDN$1. The Company calculated an average exchange rate for the year to translate the value of the stock option award into the reporting currency.

(3)

The total compensation paid to Steven Krause is his portion of the compensation paid to Steven Krause acting as CFO that Avisar Chartered Accountants attributes to services provided to Pacific Rim Mining Corp. as a percentage of total Avisar billings multiplied by the total compensation paid to Steven Krause. During the 2009 fiscal year, Avisar Chartered

Accountants charged the Company CDN$56,000 for accounting, tax and financial consulting services.

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officers.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period, at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price CDN($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) CDN($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share- Based Awards That Have Not Vested CDN($)
Thomas Shrake CEO	200,000 200,000 300,000 500,000	$0.75 $0.92 $1.17 $0.17	02/18/2010 08/28/2011 03/09/2013 12/29/2013	Nil Nil Nil $30,000	Nil Nil 200,000 333,333	N/A N/A N/A $20,000
Steven Krause CFO(2)	250,000	$0.17	12/29/2013	$15,000	125,000	$7,500
April Hashimoto CFO(2)	500,000 100,000	$0.92 $1.17	08/27/2011 03/09/2013	Nil Nil	Nil Nil	Nil Nil

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $0.23, and the exercise or base price of the option.

(2)	On September 17, 2008, April Hashimoto was terminated and on December 11, 2008, Steven Krause was appointed Chief Financial Officer of the Company.

Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year (1) ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
Thomas Shrake CEO	Nil	Nil	Nil
Steven Krause CFO(2)	Nil	Nil	Nil
April Hashimoto CFO(2)	Nil	Nil	Nil

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)	On September 17, 2008, April Hashimoto was terminated and on December 11, 2008, Steven Krause was appointed Chief Financial Officer of the Company.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company has a current employment agreement with Thomas Shrake, CEO, which includes termination and change of control benefits.

In the agreement, “change of control” is defined as any change in the effective control or direction of the Company and includes:

(a)

an acquisition of 20% or more of the voting rights attached to all outstanding shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding; or

(b)	a change in the Company’s officers or directors, which alters the effective control or direction of the Company.

An “event of termination” is defined as the occurrence of any of the following events at any time after a “change of control”, without the executive’s written consent:

(a)

a change (other than changes that are clearly and exclusively consistent with a promotion) in the executive’s position or duties (including any position or duties as a director of the Company), responsibilities (including, without limitation, the person(s) to whom the executive reports, and who report to the executive), title or office in effect immediately prior to the change of control, which includes any removal of the executive from or any failure to re-elect or re-appoint the executive to any such positions or offices;

(b)

any failure by the Company to increase the executive’s remuneration in a manner consistent (both as to frequency and as to percentage increase) with increases granted generally to the Company’s other senior personnel;

(c)	the Company permanently relocating the executive to any place other than the location at which he reported to work on a regular basis immediately prior to the change of control;

(d)

the Company taking any action to deprive the executive of any material fringe benefits not mentioned above and enjoyed by him immediately prior to the change of control or the Company failing to increase or improve such material fringe benefits on a basis consistent with increases or improvements granted to the Company’s other senior personnel;

(e)	any breach of the Company of any provision of the executive’s current employment agreement;

(f)

the good faith determination by the executive that, as a result of the change of control or any action or event thereafter, the executive’s status or responsibility in the Company has been diminished or the executive is effectively being prevented from carrying out his duties and responsibilities as they existed immediately prior to the change of control; or

(g)

failure by the Company to obtain, in a form satisfactory to the executive, an effective assumption of its obligations hereunder by a successor to the Company, including a successor to a material portion of its business.

If, as a result of a “change of control” of the Company, Mr. Shrake experiences an “event of termination” as described above, Mr. Shrake is entitled to a severance payment of 24 months’ salary and is able to exercise any stock options previously granted within 45 business days in the event of termination after a change of control.

Steven Krause has a consulting agreement with the Company which includes a “change of control” clause. In this consulting agreement, “change of control” means the acquisition by any person or by any person and joint actor, whether directly or indirectly, of voting securities as defined in the British Columbia Securities Act, R.S.B.C. 1996 c. 418, as amended from time to time, which, when added to all other voting securities of the company at the time held by such person or by such person and a person acting “jointly or in concert with” another person as that phrase is interpreted by the Securities Act, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

Should a Change of Control occur, all common shares subject to each outstanding stock option held by Mr. Krause will become fully vested in accordance with the terms of the 2006 Evergreen Incentive Stock Option Plan, whereupon such option may be exercised in whole or in part by Mr. Krause.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control except for Thomas Shrake. Under the terms of his employment agreement, upon termination by the Company on a change of control, Mr. Shrake is entitled to receive a payment equal to 24 months’ salary (based on his salary at the time of termination).

Estimated Incremental Payment on Change of Control

Under the terms of Thomas Shrake’s employment agreement, the estimated incremental payment upon termination by the Company on a change of control of the Company, Mr. Shrake is entitled to receive approximately $360,000 (calculated as at April 30, 2009) based upon an amount equal to 24 months’ salary plus any amounts owed in respect of accrued vacation and the accelerated option value of his existing stock options.

Director Compensation

The following table sets forth all amounts of compensation provided to the directors, who are not also Named Executive Officers, for the Company’s most recently completed financial year:

Director Name (1)	Fees Earned CDN($)	Share- Based Awards CDN($)	Option- Based Awards CDN($)	Non-Equity Incentive Plan Compensa- tion CDN($)	Pension Value CDN($)	All Other Compensa- tion CDN($)	Total CDN($)
William Myckatyn	$10,000	Nil	$12,750	Nil	Nil	Nil	$22,750
David Fagin	$10,000	Nil	$12,750	Nil	Nil	Nil	$22,750
Anthony Petrina	$10,000	Nil	$12,750	Nil	Nil	Nil	$22,750
Paul Sweeney	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Catherine McLeod-Seltzer	Nil	Nil	$51,000	Nil	Nil	Nil	$51,000

(1)	Relevant disclosure has been provided in the Summary Compensation Table above, for directors who are Named Executive Officers and who also receive compensation for their services as a director.

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular except as follows:

  The Company’s four (4) independent directors are each entitled to receive an annual fee of CDN$10,000 to be paid upon each director’s election or re-election to the Board at the annual general meeting of the Company.
  Each independent director is entitled to receive a grant of 75,000 stock options upon his or her election or re-election at the Company’s annual general meeting under the current stock option plan.
  Stock options granted to independent directors will be deemed to vest immediately.
  Directors are reimbursed for individual travel and other ancillary expenses incurred in connection with attending board and committee meetings.

          The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers:

Director Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price CDN($)	Option Expiration Date	Value of Unexercised In-The- Money Options (1) CDN($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share- Based Awards That Have Not Vested CDN($)
William Myckatyn	75,000 90,000 75,000 15,000 125,000 75,000	0.75 0.92 0.96 1.17 0.17 0.17	02/18/2010 08/28/2011 08/27/2012 03/09/2013 12/29/2013 12/29/2013	Nil Nil Nil Nil $7,500 $4,500	Nil Nil Nil 10,000 83,333 Nil	Nil Nil Nil Nil $5,000 N/A
Paul Sweeney	75,000 75,000 75,000 10,000	0.75 0.92 0.96 1.17	02/18/2010 08/28/2011 08/27/2012 03/09/2013	Nil Nil Nil Nil	Nil Nil Nil 3,333	Nil Nil Nil Nil
David Fagin	75,000 75,000 75,000 125,000 75,000	0.75 0.92 0.96 0.17 0.17	02/18/2010 08/28/2011 08/27/2012 12/29/2013 12/29/2013	Nil Nil Nil $7,500 $4,500	Nil Nil Nil 83,333 Nil	Nil Nil Nil $5,000 N/A
Anthony Petrina	75,000 75,000 75,000 125,000 75,000	0.75 0.92 0.96 0.17 0.17	02/18/2010 08/28/2011 08/27/2012 12/29/2013 12/29/2013	Nil Nil Nil $7,500 $4,500	Nil Nil Nil 83,333 Nil	Nil Nil Nil $5,000 N/A
Catherine McLeod-Seltzer	200,000 100,000 125,000 300,000	0.75 0.92 1.17 0.17	02/18/2010 08/28/2011 03/09/2013 12/29/2013	Nil Nil Nil $18,000	Nil Nil 41,667 200,000	Nil Nil Nil $12,000

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $0.23 and the exercise or base price of the option.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) CDN($)	Share-Based Awards - Value Vested During The Year (2) CDN($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year CDN($)
William Myckatyn	Nil	N/A	N/A
Paul Sweeney	Nil	N/A	N/A
David Fagin	Nil	N/A	N/A
Anthony Petrina	Nil	N/A	N/A
Catherine McLeod-Seltzer	Nil	N/A	N/A

(1)

This amount is the dollar value that would have been realized, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date (December 30, 2008).

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	9,048,334	CDN$0.93	2,756,697
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total:	9,048,334	CDN$0.93	2,756,697

Details of the Company’s Plan(s) are set out in the notes to its audited financial statements which may be accessed at the Company’s web site or www.sedar.com.

C.           Board Practices

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

National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which disclosure is set out below.

Independence of Members of Board and Management Supervision by Board

The Company’s Board currently consists of six directors, a majority of whom are independent based upon the tests for independence set forth in Section 803 of the NYSE Amex Company Guide and National Instrument 52-110 Audit Committees (“NI 52-110”). Upon election to the Board at the shareholders’ meeting on August 26, 2009, the Board will include three (3) independent directors: Messrs. Myckatyn, Petrina, and Fagin. Mr. Sweeney will not be standing for re-election at the Meeting. Mr. Shrake and Ms. McLeod-Seltzer are not considered independent as they are the President and Chief Executive Officer, and Board Chair, respectively, of the Company.

The Board facilitates the exercise of independent judgement in carrying out its responsibilities, by the effective supervision of management by the independent directors on an informal basis through active and regular involvement in reviewing and supervising the operations of the Company and through regular and full access to management. Further independent supervision is performed through the Audit Committee which is composed entirely of independent directors who meet regularly with the Company’s auditors without management being in attendance. The independent directors hold meetings without the presence of non-independent directors on a quarterly basis and are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent directors, being present. The Company’s auditors, legal counsel and certain employees may be invited to attend. During the Company’s most recently completed financial year, the independent directors met a total of three (3) times.

Leadership is provided for the Board’s independent directors through access to management and the independent operation of the Audit Committee, as discussed above, and through its Lead Director, Mr. Myckatyn. As Lead Director, Mr. Myckatyn’s role and responsibilities are to:

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

Name of Director	Name of Other Public Company
Catherine McLeod-Seltzer	Bear Creek Mining Corporation, Stornoway Diamond Corporation, Kinross Gold Corporation and Troon Ventures Ltd.
Anthony J. Petrina	Bear Creek Mining Corporation
William Myckatyn	Quadra Mining Ltd., First Point Minerals Corp. and San Marco Resources Inc.
David K. Fagin	Golden Star Resources Ltd., Atna Resources Ltd. and T. Rowe Price Mutual Funds
Paul B. Sweeney	Pan American Silver Corp., Polaris Minerals Corporation, New Gold Inc., and Magma Energy Corp.

Participation of Directors in Board Meetings

The Board meets at least once every quarter to review, among other things, the performance of the Company. The Board also holds a meeting each year to review and assess the Company’s financial forecasts and business plan for the ensuing year and its overall strategic objectives. Other meetings of the Board are called to deal with special matters as circumstances require. During the Company’s most recently completed financial year, eight (8) Board meetings were held. The attendance record of each director for the Board meetings held is as follows:

Name of Director	No. of Board Meetings Attended in the Most Recently Completed Financial Year
Catherine McLeod-Seltzer	8
Thomas Shrake	8
Anthony J. Petrina	8
William Myckatyn	8
David K. Fagin	7
Paul B. Sweeney	7

Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board sets long-term goals and objectives for the Company to formulate the plans and strategies necessary to achieve those objectives and to supervise and offer guidance to the Company’s senior management in their implementation. Although the Board has delegated to senior management personnel the responsibility for managing the day-to-day affairs of the Company the Board is ultimately responsible for all matters relating to the Company and its business. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan; reviewing and approving the quarterly corporate and cash flow forecasts; reviewing and approving significant capital investments; reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

The Board expects management to efficiently implement its strategic plans for the Company in a professional, competent and ethical manner, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility. In addition to matters, which must by law or pursuant to the constating documents of the Company be approved by the Board, all matters of strategic importance to the Company are referred to the Board for prior review and approval. Any material expenditures or legal commitments, including without limitation debt or equity financings, acquisitions and divestitures by the Company, financial statements and major disclosure documents are subject to prior approval by the Board. The Board holds meetings on a regular basis to review the Company’s strategy as well as to consider and approve particular matters. One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

The Board oversees the management of the Company’s affairs directly and through its committees. The Board also meets to plan for the future growth of the Company; identify risks of the Company’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions. Frequency of Board meetings, as well as the nature of agenda items, change depending upon the state of the Company’s affairs and in light of opportunities or risks that the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions in accordance with applicable corporate law.

Position Descriptions

The Board has developed written position descriptions for the Board Chair, President and CEO and for the directors at large. On a quarterly basis, the Board approves the operating and capital forecasts, and the Chairman and President and CEO are required to ensure the Company operates within those guidelines. Material departures must be approved by the Board. The Board is of the view that the respective corporate governance roles of the Board and management, as represented by the Chairman and President and CEO, are clear, and that the limits to management’s responsibility and authority are well defined.

The Board has not developed written position descriptions for the Chair of each Board committee. The Chairs of the Nominating and Compensation Committees, as well as the Health, Safety and Environmental Committee are responsible for calling the meetings of each Committee, establishing meeting agenda with input from management, and supervising the conduct of the meetings. The Chair of the Audit Committee has a clear mandate from the Board to carry out his responsibilities.

Orientation and Continuing Education

New directors are provided with a Board Manual, as reviewed and adopted by the Board, which contains comprehensive information and guidelines on the duties of the Board, and members of management, terms of reference for committees and policies adopted by the Board. New directors are given a full briefing by the Chairman of the Board and President and CEO. The President and CEO reports at each board meeting on the Company’s activities and provides directors with a monthly written report. All directors are encouraged to contact senior management for updates at any time.

The Board currently does not provide continuing education for its directors. By using a Board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently.

Board members are encouraged to communicate with management, legal counsel and, where applicable, auditors and technical consultants of the Company; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company’s records.

Ethical Business Conduct

The Board has adopted a written Code of Conduct by which it and all officers and employees of the Company abide. A copy of the Code of Conduct is available for review on the Company’s website. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high calibre management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to the directors and senior officers of the Company.

Audit Committee

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

Composition of the Audit Committee

The members of the Audit Committee are David Fagin, Paul Sweeney and Anthony Petrina. All of the members are financially literate and independent for the purposes of Multilateral Instrument 52-110 (“MI 52-110”).

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

Mr. Fagin does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations almost continuously for at least 35 years. Mr. Fagin was involved in the valuation of oil and gas companies for ten years both as a consultant and a bank appraisal engineer (1958-68); President of a subsidiary of Rosario Resources Corporation, a NYSE company (1968-75) and then Executive Vice-President (1975-77) then President (1977-82) during which period he was intimately involved in financial and accounting matters. In 1982, he founded Fagin Exploration Company and worked closely with an accountant and auditors to maintain the records. From 1986 to 1991, Mr. Fagin was the President and Chief Operating Officer for Homestake Mining Corporation (NYSE), responsible for producing operations in six countries and was involved in decisions for corporate financial reporting. Between 1992 and 1996, Mr. Fagin was Executive Chairman of Golden Star Resources Ltd. (ASE and TSE) and managed all administrative matters including annual reports, audits and registration in Canada and the U.S. Since 1987, Mr. Fagin has served on boards and audit committees of several public companies including T. Rowe Price Mutual Funds, Golden Star Resources Ltd., Canyon Resources Corp. (recently acquired by Atna Resources Ltd.), Dayton Mining Corp. and the Company, where he was either Chairman or a member of each audit committee. He is currently a director of Atna Resources Ltd.

Mr. Sweeney does not have an accounting designation. However, Mr. Sweeney has a solid background in accounting and financial management and started his accounting career in 1972. From 1987 to 1993 he worked with Placer Dome Inc. as Chief Financial Officer (1987-1989) of an Australian subsidiary operating five mines in Australia and Papua New Guinea. Mr. Sweeney was responsible for all accounting, financial and marketing requirements; then Assistant Treasurer (1989-1991) at Vancouver head office where he was responsible for the review of financial needs for all members of the Placer Dome group worldwide risk management and debt administration; and director, development planning (1991-1993) where he was responsible for the development of plans relating to the existing assets and cash flow by the group worldwide. Since 1994, Mr. Sweeney has served as the Chief Financial Officer of several public companies including Princeton Mining Corporation, Sutton Resources Ltd., Manhattan Minerals Corp. and Canico Resource Corp. where he was responsible for all finance, accounting and taxation matters. Currently he is the Executive Vice President, Business Development of Plutonic Power Corporation. Mr. Sweeney will not be standing for re-election at the Meeting.

The third member of the Company’s audit committee, Anthony Petrina, is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Petrina worked for Placer Dome for 32 years, serving as President, Chief Executive Officer and Vice-Chairman, until his retirement in 1992. Mr. Petrina has been a director of several other mining companies since his retirement to date.

Nomination of Directors

The Nominating Committee is composed of three directors, Messrs. Petrina (Chair), Sweeney and Myckatyn, all of whom are independent within the meaning of Section 803 of the NYSE Amex Company guide and NI 52-110. The Nominating Committee has the responsibility for recommending to the Board the nominees to fill vacancies on the Board or to be proposed by any member of the Board as candidates for election as directors at the annual general meeting. The Nominating Committee also recommends to the Board a desirable balance of expertise among the Board members, seeks out possible candidates to fill Board positions and aids in attracting qualified candidates to the Board. In addition, the Nominating Committee’s responsibilities include reviewing and monitoring the orientation of new Board members; reviewing and approving officers’ directorships in other companies and reviewing directors’ relationships with outside entities with regard to potential conflicts of interest.

Compensation

The Compensation Committee is composed of Messrs. Fagin (Chair), Sweeney, and Myckatyn, all of whom are independent within the meaning of Section 803 of the NYSE Amex Company guide and NI 52-110. The overall purpose of the Compensation Committee is to make recommendations to the Board for human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

The Compensation Committee is responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and reviewing the adequacy and form of directors’’ compensation.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and officers of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. See also “Statement of Executive Compensation” above.

No compensation consultant or advisor has, at any time since the beginning of the Company’s most recently completed financial year, been retained to assist in determining compensation for any of the Company’s directors and officers.

Other Committees

Committees of the Board are an integral part of the Company’s governance structure. The Board’s committees presently consist of an Audit Committee, a Compensation Committee, a Heath, Safety and Environmental Committee and a Nominating Committee. The Board’s committees have been established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of the independent directors are effectively represented.

A discussion of the Company’s Audit, Nominating and Compensation Committees is provided above under the sub-headings “Audit Committee”, “Nomination of Directors” and “Compensation”.

The Company’s Health, Safety and Environmental Committee is composed of Messrs. Myckatyn (Chair), Shrake and Petrina, a majority of whom are considered independent within the meaning contained in NI 52-110. The Health, Safety and Environmental Committee has the responsibility for reviewing the Company’s environmental policy and for ensuring the Company’s operations are operated in a manner consistent with the environmental policy and also for ensuring the Company’s operations are run in a manner that does not unduly expose its employees to unnecessary risk of accident or death.

The Board has determined that, at this stage of the Company’s development, it is not necessary for the Board to have additional standing committees. The Board may from time to time appoint a special committee of one or more directors which committee may engage an outside advisor at the Company’s expense in order to assist the committee in fulfilling its responsibilities.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors respecting its own effectiveness. In addition, the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively through frequent discussions between management and individual Board members. There are also discussions among the independent directors with resulting comments to the Board.

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

D.            Employees

As at April 30, 2009, the Company (including its subsidiaries) had two employees in Canada, three employees in the US and 32 employees in El Salvador.

E.            Share Ownership

See Item 6A. Directors and Senior Management and Item 6B. Compensation for details as to share ownership on an individual basis.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

To the best of the knowledge of the directors and senior officers of the Company, the following are the only shareholders of the Company that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to the Company’s common shares as at April 30, 2009:

Name of Shareholder	No. of Shares	% of Issued Shares
CDS & Co.	99,477,380	84.27%
CEDE & Co.	11,369,038	9.63%

Voting Rights

The Company’s major shareholders do not have different voting rights from other shareholders.

Change of Control

To the best of the Company’s knowledge, there are no arrangements of which may result in a change in control of the Company.

Geographic Breakdown

As at June 30, 2009, there were 184 U.S. registered holders owning 15,688,097 (13.29%) of the Company’s outstanding shares.

The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.

B.            Related party transactions

The Company received accounting services from an accounting firm of which an officer of the Company is a partner. The total accounting fees paid were $52,000.

C.            Interests of Experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

The consolidated financial statements required to be filed as a part of this annual report on Form 20-F are filed under Item 17 and incorporated herein by reference.

B.            Significant Changes

There have been no significant changes since April 30, 2009 that are not disclosed herein.

ITEM 9. THE OFFER AND LISTING

A.            The Offer and Listing Details

The Company’s post-amalgamation shares were called for trading on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”), which is now the NYSE Amex, on April 15, 2002 as “PMU”. Prior to April 15, 2002 Dayton’s shares traded as “DAY” on the TSX and AMEX and the Company’s shares traded as PFG” on the TSX. The following table sets forth the high and low closing prices in Canadian dollars of the common shares traded on the TSX.

Fiscal Period	High	Low
April 30, 2009	0.99	0.09
April 30, 2008	1.25	0.83
April 30, 2007	1.43	0.70
April 30, 2006	1.06	0.55
April 30, 2005	1.02	0.60

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent full financial years and any subsequent period:

Fiscal Financial Quarter	High	Low
April 30, 2009	0.29	0.18
January 31, 2009	0.26	0.09
October 31, 2008	0.41	0.12
July 31, 2008	0.99	0.27
April 30, 2008	1.22	0.83
January 31, 2008	1.27	0.98
October 31, 2007	1.27	0.91
July 31, 2007	1.25	0.87

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
June 2009	0.375	0.27
May 2009	0.355	0.26
April 2009	0.25	0.19
March 2009	0,22	0.18
February 2009	0.29	0.21
January 2009	0.26	0.17

B.            Plan of Distribution

Not Applicable.

C.            Markets

The Company’s common shares trade on both the TSX and the NYSE Amex under the symbol “PMU”. The Company has received advice that its shares are listed and have traded since June 14, 2002 on the Berlin Stock Exchange under the symbol PRM, German Cusip Number 577332 and in the Regulated Unofficial Market (Freiverkehr) on the Frankfurt Stock Exchange on the Xetra, the Deutsche Borse AG electronic trading system since May 31, 2002.

D.            Selling Shareholders

Not Applicable.

E.            Dilution

Not Applicable.

F.            Expenses of the issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

1.

The Company, was formed on April 11, 2002 by the amalgamation of Dayton and Pacific Rim under the former Company Act (British Columbia). Now existing under the Business Corporations Act, S.B.C. 2002, c. 57 (British Columbia) (the “Act”), as amended, the Company, is permitted to conduct any lawful business that it s not restricted from conducting by its Notice of Articles and Articles, neither of which contain any restriction on the business the Company may conduct.

2.

A director who has a disclosable interest in a proposed contract or transaction with the Company shall be liable to account to the Company for any profits that accrue to the director under or as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the Act. A director who holds a disclosable interest in an contract or transaction into which the Company has entered or proposes to enter into is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolutions. The Articles of the Company permit an interested director to be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. The Company, if authorized by the board of directors, may borrow money, issue debt obligations and to charge the assets of the Company, provided only that such power is exercised bona fide and in the best interests of the Company. There is no mandatory retirement age for directors. A director is not required to hold shares of the Company.

3.

The Company has only one class of common shares, without any special rights or restrictions. The dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of directors. A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six yea contract debts limitation. Each common share is entitled to one vote on the election of each director. There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all the directors of the Company. Each common shares carries with it the right to share equally with every other common share in dividends declared an din any distribution of surplus assets of the Company after payment to creditors on any winding up, liquidation or dissolution. There are no sinking fund provisions. All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by the Company. There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

4.

Pursuant to the Act and the Articles of the Company, the rights of shareholders may be changed only by the shareholders passing a special resolution approved by two-thirds (2/3) of the votes cast at a general meeting of the Company, the notice of which is accompanied by a circular describing the proposed action and its effect on the shareholders. Certain special resolutions provide that a shareholder may dissent in respect of the resolution, by sending a notice of dissent to the Company and otherwise complying with the provisions of the Act. A shareholder who validly exercises such right of dissent in accordance with the Act may have the shares that are subject of the notice of dissent purchased by the Company at their fair value.

5.

The board of directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting. The board may call an extraordinary general meeting at any time. Notice of such meetings must be accompanied by information circular describing the proposed business to be dealt with and making the required disclosure regarding the Company and the matters to be considered at the meeting. A shareholder or shareholders holding in the aggregate of 5% of the issued shares of the Company may requisition a meeting and the board is required to hold such meeting within four months of such requisition. Admission to such meetings is open to registered shareholders and their duly appointed proxyholders. Others may be admitted with the consent of the meeting.

6.	The constating documents of the Company contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on the shares of the Company.

7.

There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company. However, the Investment Canada Act (Canada) requires certain non-Canadian individuals, governments, corporations, agencies or entities who wish to acquire “a Canadian business” or to establish a “new Canadian business” as those terms are defined in that Act, to file a notification or an application for review with Investment Canada, a Canadian federal governmental agency. The Investment Canada Act requires that certain acquisitions of control of a Canadian business by a non-Canadian must be reviewed by the Minister responsible for the Act and approved on the basis that the Minister is satisfied that the acquisition is likely to be of net benefit to Canada, having regard to the criteria set forth in the Act. The Act makes the acquisition of control a reviewable event. The Act sets out detailed rules for determining whether control has been acquired. The acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be deemed to constitute acquisition of control. A reviewable acquisition of control may not be implemented before being approved by the Minister. If not ultimately approved, a reviewable acquisition that has been completed may be subject to an order to divest, enforceable by injunction or a court order directing disposition of assets or shares.

8.

There are no provisions in the Company’s constating documents that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

9.	There are no provisions in the Company’s constating documents that govern the ownership threshold above which shareholder ownership must be disclosed.

C.            Material contracts

On October 29, 2008 the Company announced that it had accepted an offer from its Denton-Rawhide joint venture partner, Kennecott Rawhide Mining Company (“Kennecott”), to purchase the net assets the Company holds through its 49% interest in the joint venture. Total compensation for these net assets included $3.1 million plus 49% of all gold and silver production from the Denton-Rawhide operation through to December 31, 2008 net of cash production costs. The Company was entitled to and received 49% of the gold and silver production from Denton-Rawhide (up to and including all gold and silver produced to December 31, 2008 only) as per the terms of sale described above. No further gold or silver production from Denton-Rawhide will be forthcoming to the Company. Readers are referred to the Company’s news release of October 29, 2008 (available at www.pacrim-mining.com) for further information about the sale of the Denton-Rawhide assets.

D.            Exchange controls

There are currently no governmental laws, decrees, regulations or other legislation of Canada which affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company.

E.            Taxation

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax consequences relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of the Company’s common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of the Company’s common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of the Company’s common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of the Company’s common shares that is (a) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of the Company’s common shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of the Company’s common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own the Company’s common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired the Company’s common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold the Company’s common shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. expatriates or former long-term residents of the U.S.; or (i) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of the Company’s common shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds the Company’s common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common shares.

Other Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Company’s common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of the Company’s common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

If the Company is not considered a “passive foreign investment company” (a “PFIC”, as defined below) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Company’s common shares.

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Company’s common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and, (b) thereafter, as gain from the sale or exchange of such common shares (see “Disposition of Common Shares” below). However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to common shares will constitute ordinary dividend income. Dividends paid on common shares generally will not be eligible for the “dividends received deduction.”

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) common shares of the Company are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a PFIC for the taxable year ended April 30, 2009 (see more detailed discussion at “Passive Foreign Investment Company Rules” below). The determination of whether the Company will be a PFIC for any taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this document. Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold common shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

If the Company is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if common shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code. (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of common shares, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.”

Subject to specific rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of common shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any “mark-to-market election” or “QEF election” (each as defined below).

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS on a timely basis. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC (as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of common shares.

The Company generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Gross income” generally means all revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

The Company does not believe that it was a PFIC for the taxable year ended April 30, 2009. The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F. Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold common shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Under the default PFIC rules, a U.S. Holder would be required to treat any gain recognized upon a sale or disposition of our common shares as ordinary (rather than capital), and any resulting U.S. federal income tax may be increased by an interest charge which is not deductible by non-corporate U.S. Holders. Rules similar to those applicable to dispositions will generally apply to distributions in respect of our common shares which exceed a certain threshold level.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” and the “Mark-to-Market Election”), such elections are available in limited circumstances and must be made in a timely manner. U.S. Holders are urged to consult their own tax advisers regarding the potential application of the PFIC rules to the ownership and disposition of our common shares, and the availability of certain U.S. tax elections under the PFIC rules.

U.S. Holders should be aware that, for each taxable year, if any, that the Company or any Subsidiary PFIC is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election under Section 1295 of the Code with respect of the Company or any Subsidiary PFIC. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

F.            Dividends and paying agents

Not applicable

G.            Statement by experts

Not applicable.

H.            Documents on display

All documents referred to in this annual report on Form 20-F are available for inspection at the office of the Company, listed below, during normal office hours:

Pacific Rim Mining Corp.
Suite 1050, 625 Howe Street
Vancouver, British Columbia
V6C 2T6
Canada

I.            Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

A.            Quantitative Disclosure about Market Risk

The Company holds its cash and cash equivalents primarily in U.S. dollar and Canadian dollar denominated accounts and its expenses are primarily incurred in U.S. dollars. At April 30, 2009 the amount of cash and cash equivalents held in Canadian dollars was $214,544, the amount of accounts receivable was 12,379 and the amount of accounts payable and accrued liabilities was (64,533). Based on these net exposures at April 30, 2009 and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $14,906 in the Company’s net earnings.

The Company is subject to price risk from fluctuations in the market price of gold and silver as a result of it holding bullion, which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the US dollar relative to other major currencies, global demand and supply and global political and economic conditions.

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at April 30, 2009:

					2014 and
	2010	2011	2012	2013	later	Total
	$	$	$	$	$	$

Accounts payable	633	-	-	-	-	633
Operating leases	50	37	35	25	-	147

Totals	683	37	35	25	-	780

Holdings of gold and silver bullion are valued at the lesser of cost when received or net realizable value. As at April 30, 2009, the Company had 1,460 ounces of gold and 11,974 ounces of silver on hand.

The exposure of the Company’s financial instruments to interest risk continues to be limited.

B.            Qualitative Disclosure about Market Risk

The Company’s objectives when managing capital and risk are:

  To maintain adequate capital to operate its business and safeguard its ability to continue as a going concern; and
  To minimize the use of debt prior to the commencement of development activities

The Company continuously assesses its capital structure in light of economic conditions, debt and equity markets and changes in the Company’s short-term and long-term plans. The Company is not subject to externally imposed capital requirements.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits its exposure to credit risk by depositing its cash and cash equivalents with international financial institutions. The Company does not have financial assets that are invested in asset based commercial paper.

Commodity Price Risk

The Company is subject to price risk from fluctuations in the market price of gold and silver as a result of it holding bullion, which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the US dollar relative to other major currencies, global demand and supply and global political and economic conditions. The Company does not have any hedging programs in place to mitigate commodity price risk.

Foreign Currency Risk

Foreign exchange risk is the risk that the fair value of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company holds its cash and cash equivalents primarily in U.S. dollar and Canadian dollar denominated accounts and its expenses are primarily incurred in U.S. dollars. At April 30, 2009 the amount of cash and cash equivalents held in Canadian dollars was $214,544, the amount of accounts receivable was $12,379 and the amount of accounts payable and accrued liabilities was $(64,533). Based on these net exposures at April 30, 2009 and assuming that all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an increase or decrease of $14,906 in the Company’s net earnings. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has made significant cuts to its expenses during fiscal 2009 and believes it has sufficient cash and cash equivalents and bullion on deposit to meet its exploration and general and administrative responsibilities in fiscal 2010. The Company does not, however, have sufficient working capital to fully fund the estimated costs of pursuing the CAFTA action against the Government that Pac Rim commenced during fiscal 2009. The Company anticipates requiring financing during fiscal 2010 to continue to pursue this action through to completion.

Fair Values

As at April 30, 2009, the Company’s carrying values of receivables, deposits and accounts payable approximate fair values due to their short terms to maturity. The bullion is valued at the lesser of cost when received or net realizable value.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D.

None

E.            Use of Proceeds

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

A.            Disclosure controls and procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

The Company has changed its disclosure controls during the twelve months ended April 30, 2009 that has materially affected, or is reasonably likely to materially affect, its control over disclosures. Due to staffing changes made during the year, the Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should be considered a material weakness in its disclosure controls and procedures.

B.            Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Management has designed internal control over financial reporting, or caused it to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Any system of internal control over financial reporting, regardless of how well designed, has inherent limitations. As such, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company has changed its internal controls over financial reporting during the twelve months ended April 30, 2009 that has materially affected, or is reasonably likely to materially affect, its control over disclosures.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The Company’s CEO and CFO assessed the effectiveness of the Company’s internal control over financial reporting and have assessed the design and operating effectiveness of the Company’s internal control over financial reporting as at April 30, 2009:

Based on that assessment, management concluded that, as at April 30, 2009, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. The weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded that taking into account the present stage of the Company’s development the Company does not have sufficient size and scale to warrant hiring of additional staff to correct the weakness at this time.

C.            Attestation report of the registered public accounting firm

This annual report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only Management’s report in this annual report.

D.            Changes in internal control over financial reporting

During the period covered by this annual report on Form 20-F, the Company has changed its internal controls over financial reporting during the twelve months ended April 30, 2009 that has materially affected, or is reasonably likely to materially affect, its control over financial reporting. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. The weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded that taking into account the present stage of the Company’s development the Company does not have sufficient size and scale to warrant hiring of additional staff to correct the weakness at this time.

ITEM 16 [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

David Fagin and Paul Sweeney are financial experts, in that they have an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); have an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Mr. Fagin does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations almost continuously for at least 35 years. Mr. Fagin was involved in the valuation of oil and gas companies for ten years both as a consultant and a bank appraisal engineer (1958-68); President of a subsidiary of Rosario Resources Corporation, a NYSE company (1968-75) and then Executive Vice-President (1975-77) then President (1977-82) during which period he was intimately involved in financial and accounting matters. In 1982, he founded Fagin Exploration Company and worked closely with an accountant and auditors to maintain the records. From 1986 to 1991, Mr. Fagin was the President and Chief Operating Officer for Homestake Mining Corporation (NYSE), responsible for producing operations in six countries and was involved in decisions for corporate financial reporting. Between 1992 and 1996, Mr. Fagin was Executive Chairman of Golden Star Resources Ltd. (ASE and TSE) and managed all administrative matters including annual reports, audits and registration in Canada and the U.S. Since 1987, Mr. Fagin has served on boards and audit committees of several public companies including T. Rowe Price Mutual Funds, Golden Star Resources Ltd., Canyon Resources Corp. (recently acquired by Atna Resources Ltd.), Dayton Mining Corp. and the Company, where he was either Chairman or a member of each audit committee. He is currently a director of Atna Resources Ltd.

Mr. Sweeney does not have an accounting designation. However, Mr. Sweeney has a solid background in accounting and financial management and started his accounting career in 1972. From 1987 to 1993 he worked with Placer Dome Inc. as Chief Financial Officer (1987-1989) of an Australian subsidiary operating five mines in Australia and Papua New Guinea. Mr. Sweeney was responsible for all accounting, financial and marketing requirements; then Assistant Treasurer (1989-1991) at Vancouver head office where he was responsible for the review of financial needs for all members of the Placer Dome group worldwide risk management and debt administration; and director, development planning (1991-1993) where he was responsible for the development of plans relating to the existing assets and cash flow by the group worldwide. Since 1994, Mr. Sweeney has served as the Chief Financial Officer of several public companies including Princeton Mining Corporation, Sutton Resources Ltd., Manhattan Minerals Corp. and Canico Resource Corp. where he was responsible for all finance, accounting and taxation matters. Currently he is the Executive Vice President, Business Development of Plutonic Power Corporation. Mr. Sweeney will not be standing for re-election at the Meeting.

ITEM 16B. CODE OF ETHICS

The Company has had in place, since 2002, a Code of Conduct and Ethics (the “Code”). A revised Code was approved by the Board of Directors of the Company on December 17, 2002. A copy of the Code can be found on the Company’s website at http://www.pacrim-mining.com/s/CorporateGovernance.asp

There have never been any departures or material waivers of the Code since its inception.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the year ended April 30, 2007, Staley Okada & Partners entered into a transaction with PricewaterhouseCoopers LLP under which certain assets of Staley, Okada & Partners were sold to PricewaterhouseCoopers LLP and a number of professional staff and partners of Staley, Okada, & Partners joined PricewaterhouseCoopers LLP either as employees or partners of PricewaterhouseCoopers LLP and will carry on practicing as members of PricewaterhouseCoopers LLP. The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending April 30, 2008.

PricewaterhouseCoopers LLP acted at the Company’s independent auditor for the fiscal years ended April 30, 2008 and April 30, 2009. The chart below sets forth the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the last two fiscal years and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars:

External Auditor Service Fees (By Category), (in Canadian Dollars)

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
April 30, 2009	$330,650	$Nil	Nil	Nil
April 30, 2008	$230,000	$44,841	$5,000	$7,500

(1)	The aggregate audit fees billed.
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

“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are the fees billed by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

“Tax Fees” are the fees billed for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice, and tax planning

Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by independent auditors. Any services provided by the independent auditors that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex. Section 110 of the Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from the NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.pacrim-mining.com. Information contained on our website is not part of this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended April 30, 2009 and 2008, including the report of the independent auditor with respect thereto, are filed as Exhibit 1 and incorporated by reference in this annual report on Form 20-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 14 to the Company’s audited consolidated financial statements.

ITEM 18 FINANCIAL STATEMENTS

The Company elected to provide financial statements pursuant to Item 17.

ITEM 19 EXHIBITS

EXHIBITS

1.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:

Auditors’ Report on Consolidated Financial Statements

Consolidated Balance Sheets as at April 30, 2009 and April 30, 2008;

Consolidated Statements of Loss for the years ended April 30, 2009, 2008 and 2007;

Consolidated Statements of Shareholders’ Equity;

Consolidated Statements of Cash Flows for the years ended April 30, 2009, 2008 and 2007;

Consolidated Statement of Comprehensive Loss for the year ended April 30, 2009

Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 14)

CERTIFICATIONS

2.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

3.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

4.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

5.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS

6.	Consent of PricewaterhouseCoopers LLP, Chartered Accountants

7.	Consent of William Gehlen, Certified Professional Geologist

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this annual report on its behalf.

PACIFIC RIM MINING CORP.

By: “Thomas C. Shrake”
Name: Thomas C. Shrake
Title: President and Chief Executive Officer

Date: July 24, 2009