Form 20-F
period 2010-04-30
PACIFIC RIM MINING CORP
filed 2010-07-28
CIK 1056512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2010

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
(Address of principal executive offices)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 130,308,308

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] Yes  [ X ] No

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated Filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Reporting Standards as issued By the International Accounting Standards Board	[ ]	Other [ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [ X ]  Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] Yes  [ X ] No

CAUTIONARY NOTE TO US INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

This Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities law in effect in Canada, which differ from the requirements of the United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

“Proven reserve”

Means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, so that there is the highest degree of confidence in the estimate. This definition differs from the standards in the United States, where proven or measured reserves are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

“Probable reserve”

Means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures. This definition differs from the standards in the United States, where probable mineral reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

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

  risks related to the outcome of legal proceedings

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

  political and regulatory risks associated with mining and exploration;

  risks related to the maintenance of exchange listings;

  risks related to environmental regulation and liability;

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

  results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

  risks related to gold price and other commodity price fluctuations

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described in this Annual Report on Form 20-F under “Description of the Business –Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made. Investors are cautioned against attributing undue certainty to forward-looking statements.

PART I

In this document, references to “we”, “our”, “us”, the “Company” or “Pacific Rim” mean Pacific Rim Mining Corp. and its subsidiaries, including Pac Rim Cayman, LLC (“PacRim”), Pacific Rim El Salvador S.A. de C.V. (“PRES”), Dorado Exploraciones S.A. de C.V. (“DOREX”), unless the context of the sentence clearly suggests otherwise.

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

	Year Ended April 30 (in thousands of US Dollars)
	2010	2009	2008	2007	2006
Loss from Continuing Operations	(5,005)	(9,443)	(15,657)	(10,404)	(3,898)
Net Income (loss)	(4,967)	(6,276	(12,734)	(9,417)	(608)
Income (loss) per common share from continued operations – Basic and Diluted	(0.04)	(0.08)	(0.13)	(0.10)	(0.05)
Income (loss) per common share – Basic and Diluted	(0.04)	(0.05)	(0.11)	(0.09)	(0.01)
Total Assets	6,927)	8,187	18,270	21,494	25,320
Net Assets	4,301)	6,508	12,161	16,637	22,655

	Year Ended April 30 (in thousands of US Dollars)
	2010	2009	2008	2007	2006
Cash Dividend per share	N/A	N/A	N/A	N/A	N/A
Shares outstanding(1)	130,308,308	118,033,642	116,915,460	109,781,960	105,590,960
Total shareholders’ Equity	4,301	6,508	12,161	16,637	22,655

(1)	Number of common shares issued and outstanding

Outstanding Share Data

The following table outlines the common shares outstanding at and subsequent to the year end to:

	Number of Common Shares	Number of Options	Number of Warrants
Balance on April 30, 2010	130,308,308	8,133,334	19,802,350
Issued or Exercised subsequent to year end	Nil	250,000	Nil
Balance on July 21, 2010	130,308,308	8,383,334	19,802,350

Currency and Exchange Rates

Unless otherwise indicated, all dollar amounts in this annual report on Form 20-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on July 20, 2010, based on the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = CDN $0.9500.

Exchange Rates for Previous Six Months
For the Month ended	High	Low
April 2010	1.0173	0.9961
March 2010	1.0421	1.0113
February 2010	1.0734	1.0420
January 2010	1.0657	1.0251
December 2009	1.0713	1.0432
November 2009	1.0743	1.0460

Exchange Rates for Previous Five Financial Years ended December 31
For the Year Ended	Average
December 31, 2009	1.13743333
December 31, 2008	1.06601429
December 31, 2007	1.07478127
December 31, 2006	1.13409360
December 31, 2005	1.21163240

B.	Capitalization and indebtedness

Not applicable.

C.	Reason for the offer and use of proceeds

Not applicable.

D.	Risk Factors

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

In particular, the following risk factors apply:

History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of April 30, 2010, the Company had an accumulated deficit of $86.1 million. With the fiscal 2009 sale of its Denton-Rawhide asset, the Company has no source of revenue and there can be no assurance that the Company will realize revenue growth or achieve profitability in the future.

Financing Risks

The Company’s sources of financing include current cash and cash equivalents balances. The Company utilizes these funding sources to finance its exploration activities and general and administrative expenses. Additional financing will likely be required in the coming fiscal year in order to meet the Company’s general and administrative costs, including regulatory responsibilities and the costs associated with the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA”) action (see Item 4. Information on the Company), as well as to fund any new exploration programs that may arise if the Company acquires a new exploration project during the coming fiscal year as is the goal of its project generation efforts . Furthermore, the Company does not have the funds in place to conduct mine development activities at the El Dorado property should the Company receive the permits allowing it to undertake these activities. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. There can also be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that financing will be available to the Company, on reasonable and acceptable terms, during the coming fiscal year or at any time in the future. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the Company’s failure to remain a going concern, the Company’s inability to continue to fund PacRim’s CAFTA action, or cause the delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

Going Concern

During the year ended April 30, 2010, the Company incurred a loss of $5,005 (2009 – $9,443) before discontinued operations and as at April 30, 2010 has an accumulated deficit of $86,100 (2009 - $81,131). The Company will require additional funding to maintain its ongoing exploration programs and property commitments as well as for administrative purposes and CAFTA arbitration and negotiation. These conditions and risks cast substantial doubt on the validity of the going concern assumption.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient funds to fund ongoing exploration and administration expenses as well as its costs under its CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company will have to obtain additional financing through, but not limited to, the issuance of additional equity.

The consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities

Maintenance of Exchange Listings

The Company received notification from the NYSE Amex, LLC (“NYSE Amex”) in November 2009 that as of July 31, 2009 it is not in compliance with listing maintenance standards outlined in the NYSE Amex Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years. The Company intends to take the necessary steps to rectify this non-compliance and has submitted a compliance plan to NYSE Amex detailing its plans to regain compliance by the given deadline of May 2011. The plan was accepted by the Exchange in February 2010. However, if the Company is not in compliance with the continued listing standards at the end of the plan period or the Company does not make progress consistent with the plan during the period, then NYSE Amex may initiate delisting proceedings. If the Company’s common shares are delisted from NYSE Amex, shareholders will not be able to trade its common shares on NYSE Amex and certain federal and state securities law exemptions for its common shares would no longer be available. Consequently, the trading market for the Company’s securities in the United States will be limited. Notwithstanding NYSE Amex’s acceptance of the Company’s plan, there can be not assurance that the Company will be able to carry out its plan to the satisfaction of NYSE Amex or will be able to meet the conditions require to maintain its NYSE Amex listing.

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

Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards use in this annual report

We use the terms “measured resources,” “indicated resources” and “inferred resources” in this annual report on Form 20-F to comply with reporting standards in Canada. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. While we have converted a portion of these reserves to proven and probable under Industry Guide 7 reserves, U.S. investors are cautioned not to assume that any part or all of the additional mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of a feasibility study or other economic evaluations. Investors are cautioned not to assume that any part of the reported measured mineral resource, indicated mineral resource, or inferred mineral resource in this Annual Report is economically or legally mineable. See “Cautionary Note to U.S. Investors Regarding Resource and Reserve Estimates” above.

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

Government Law, Environmental and Other Regulatory Requirements

The Company’s El Dorado, Santa Rita and Zamora-Cerro Colorado and other exploration projects are located in El Salvador and the Company holds or may acquire exploration properties in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

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

PRES has experienced significant delays in the processing of its El Dorado EIS and exploitation concession application, and as a result initiated an action against the Government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA”) international trade treaty. There can be no assurance that PRES will be successful in either obtaining its sought-after El Dorado exploitation concession, or that any legal challenges PacRim has undertaken or that the Company or its subsidiaries may choose to undertake in the future to resolve this issue will be successful.

Foreign Operations

The Company and its subsidiaries operate in many parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption and may operate its business in manners that are contrary to the regulations imposed in the United States and Canada. While the Company has policies in place to ensure adequate monitoring of its activities and compliance with Canadian, United States and local laws and regulations in the countries in which it operates, there can be no assurance that the Company’s internal control policies and procedures always will protect it from reckless or negligent acts committed by its employees or agents. Such employees or agents may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labor laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. Foreign Corrupt Practices Act. Violations of these laws, or allegations of such violations, could disrupt the Company’s business and result in a material adverse effect on its business and operations.

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

Adequacy of Insurance Coverage

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

Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC, Canadian Securities Administrators, the NYSE Amex and the TSX. The Company expects these rules and regulations to continue to result in significant legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of the regulations to which it must comply, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or National Instrument 52-109 of the Canadian Securities Administrators could be impaired, which could cause the Company's stock price to decrease.

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

Foreign Private Issuer Status

The Company is currently designated a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Securities and Exchange Act of 1934, as amended, for the purposes of U.S. securities law. Although more than 50% of its voting securities are held by U.S. residents, the Company still qualifies for foreign private issuer status by meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (i) a majority of its executive officers or directors are non-U.S. citizens or residents, (ii) more than 50% of its assets are located outside the U.S., and (iii) the business of the Company is principally administered outside the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

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

Recent market events and conditions

In 2007, 2008, 2009 and into 2010, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

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

The Company is domiciled in British Columbia, Canada and is a company organized under the New Act. The Company’s principal place of business is located at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located on the 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The Company through its subsidiaries has administration offices in Nevada and El Salvador. The Company’s U.S. agent is Dorsey & Whitney LLP, located at Republic Plaza Building, Suite 4700, 370 Seventeenth Street, Denver, Colorado 80202-5647, USA.

Additional sources of information regarding Pacific Rim Mining Corp. include: information available on SEDAR (www.sedar.com) including the Company’s unaudited interim financial statements published quarterly; the Company’s 20-F filing (available at www.sec.gov); and, the Company’s corporate website www.pacrim-mining.com and Spanish-language informational website (www.pacificrim.com.sv).

Through its merger with Dayton Mining in 2002 and until late October 2008, Pacific Rim was 49% owner in the Denton-Rawhide residual leach gold operation, located near Fallon, Nevada. On October 29, 2008 the Company announced that it had accepted an offer from its Denton-Rawhide joint venture partner Kennecott Rawhide Mining Company (“Kennecott”) to purchase the net assets the Company held through its 49% interest in the joint venture. Total compensation for these net assets included US $3.1 million plus 49% of all gold and silver production from the Denton-Rawhide operation through to December 31, 2008 net of cash production costs. The Company was entitled to and received 49% of the gold and silver production from Denton-Rawhide (up to and including all gold and silver produced to December 31, 2008 only) as per the terms of sale described above. No further gold or silver production from Denton-Rawhide will be forthcoming to the Company. Pacific Rim’s share of gold and silver produced from the Denton-Rawhide operation during fiscal 2009 (between May and December 31, 2008) was 6,350 ounces of gold and 55,666 ounces of silver.

B.	Business overview

Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company also owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its focus.

Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex.

Significant Events During Fiscal 2010

Significant technical and corporate events that occurred during the twelve months ended April 30, 2010 include:

  On November 12, 2009, the Company announced it received notice from the NYSE Amex that, based on its review of the Company’s fiscal 2010 first quarter results, the NYSE Amex Company is not in compliance with Section 1003(a) (iii) of the Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years. The Company submitted a Compliance Plan (the “Plan”) on December 11, 2009 which was accepted by NYSE Amex.

  On November 20, 2009, the Company announced that the three nominations for arbitrators in PacRim’s action under CAFTA and the El Salvadoran Investment Law have all accepted their appointments and as a result, the Arbitral Tribunal is therefore deemed under ICSID Arbitration Rule 6 to have been constituted.

  On January 4, 2010, the Government of El Salvador (“GOES”) filed preliminary objections to PacRim’s claims (the “Preliminary Objection”) under CAFTA and El Salvador's Investment Law. Under CAFTA Article 10.20, the Arbitral Tribunal overseeing PacRim’s claim is to rule on the Preliminary Objections on an expedited schedule, and to this end, conducted a hearing on the Preliminary Objection on May 31 and June 1, 2010. A ruling is expected to be issued by September 2010. PacRim believes that the GOES’s objections are frivolous, without merit, and an attempt to stall the CAFTA arbitration proceedings.

  On January 14, 2010, the Company closed a private placement financing that is had announced in December 2009. Gross proceeds of CDN $2,355,000 were raised through the issuance of 11,775,000 units of the Company, each unit consisting of one common share and one common share purchase warrant.

  On March 4, 2010, the Company announced it had signed an amendment to the Zamora-Cerro Colorado project option agreement with the property vendors, Cerro Colorado S.A. de C.V. and Nycon Resources, Inc. This amendment provides for a deferral of the remaining Zamora-Cerro Colorado property payments (those scheduled for years 4 and 5 of the agreement), which consist of advance royalty payments to be made in cash or securities until the earlier of the date on which the Company receives confirmation that GOES has granted a mining exploitation concession for the El Dorado project or February 11, 2015.

Subsequent to April 30, 2010, the following event occurred:

  On May 31 and June 1, 2010, a hearing on the Preliminary Objection filed by the GOES in relation to PacRim’s CAFTA action (see above) was held in at ICSID headquarters in Washington, DC. Under CAFTA Article 10.20, the 3-person Arbitral Tribunal hearing this case is to rule on the Preliminary Objection on an expedited schedule and is expected to issue a decision by September 2010.

Current Market Status

The business of mining and exploration involves a high degree of risk. The Company is entirely reliant on its current cash and cash equivalents, sale of minor gold and silver bullion balances, and future financings in order to fund legal, exploration and administration expenses. There can be no assurance that such financing will be available or be available on favourable terms, particularly considering current market conditions for issuance of capital.

El Dorado Gold Project, El Salvador

The Company’s principal exploration property and sole material property is the El Dorado gold project, located in El Salvador approximately 65 kilometres northeast of the capital city San Salvador, and is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim, through PacRim and PRES, owns 100% of the El Dorado project. The El Dorado project comprises a 144 square kilometre area covered by three exploration licences with nominal expiry dates of September 28, 2013 (one licence) and September 29, 2013 (two licences) and a 12.75 square kilometre area pending conversion to an exploitation concession, which underlying exploration licence has a nominal expiry date of January 1, 2005. In accordance with Salvadoran Law, PRES presented a request for the conversion of this 12.75 square kilometre portion of the El Dorado exploration licences to an exploitation concession in December 2004. The conversion process is currently pending ministerial acceptance of PRES’s EIS and issuance of environmental permits. Salvadoran administrative laws and procedures give PRES exclusive rights to the exploitation concession area while the permitting process is underway.

El Dorado is subject to a royalty of 3% of net smelter returns in favour of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

In July 2008, the Company suspended all drilling activity at the El Dorado project. This decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved. As a result, the Company restricted its exploration activities in El Salvador and elsewhere to low-cost surface exploration work and community and environmental initiatives and has not conducted any significant exploration work to further advance the El Dorado project during fiscal 2009.

In 2005 the Company completed a pre-feasibility study for the Minita deposit alone, the full details of which are provided in a NI 43-101 technical report available on SEDAR (address above). Readers are cautioned that input parameters, capital costs and commodity values have changed substantially since the 2005 pre-feasibility study was completed.

A feasibility study for the El Dorado project to develop a mine plan and economic analysis of the Minita, South Minita and Balsamo deposits was initiated in fiscal 2006 and put on hiatus between late fiscal 2007 and early fiscal 2009 while the basis of the study was expanded due to the discovery of the Balsamo deposit. In February 2009 (late fiscal 2009) the Company decided to defer completion of the feasibility study. Pacific Rim intends to continue to defer completion of the feasibility study until the El Dorado permit issue is clarified and capital costs stabilize. The Company drastically reduced its exploration expenditures during fiscal 2009, which primarily affected exploration work at the El Dorado project. The Company does not intend to contemplate resuming significant exploration work designed to advance the El Dorado project further until such time as the environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the El Dorado property in good standing during fiscal 2011.

CAFTA Action Initiated

In April 2009, PacRim filed international arbitration proceedings against the Government of El Salvador (the “Government”) under CAFTA and the El Salvadoran Investment Law in its own name and on behalf of its two wholly-owned El Salvadoran enterprises, PRES and DOREX (collectively the “Enterprises”). A Notice of Intent to commence international arbitration proceedings had previously been filed by PacRim in December 2008. PacRim has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration and is seeking an award of damages in the hundreds of millions of dollars from the Government for its multiple breaches of international and Salvadoran law.

Basis of Claim

Since 2002, PRES and later DOREX have been exploring, discovering, and delineating gold deposits in El Salvador. As a result of these efforts and at the initial invitation and encouragement of the Government, PacRim and the Enterprises have developed precious metal assets and acquired rights that are significantly higher in value than the to-date investment that has already been made in El Salvador. PacRim and the Enterprises have operated in full compliance with Salvadoran law, including the country’s environmental, mining and foreign investment laws, and have met or exceeded all applicable standards while conducting business in El Salvador. Ample evidence, however, demonstrates that the Government has failed to fulfill its obligations vis-à-vis PacRim and the Enterprises.

PacRim’s claims under CAFTA are based on the Government’s breaches of international and Salvadoran law, arising out of the Government’s improper failure to finalize the permitting process as it is required to do and to respect PacRim’s and the Enterprises’ legal rights to develop mining activities in El Salvador. This conduct by the Government has resulted in a significant loss to both PacRim, the Enterprises, and the local communities, and has unnecessarily delayed normal development of these valuable deposits.

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

Arbitration Process

The arbitration is administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes (“ICSID”). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

Developments during the twelve months ended April 30, 2010

During fiscal 2010, PacRim was informed by ICSID that three nominations for arbitrators in the action have all accepted their appointments. As a result, the Arbitral Tribunal is therefore deemed under ICSID Arbitration Rule 6 to have been constituted.

On January 4, 2010, the GOES filed a Preliminary Objection to PacRim’s claims under CAFTA and El Salvador’s Investment Law. Under CAFTA Article 10.20, the Tribunal is to rule on the Objection on an expedited schedule, set a hearing on the Objection for May 31, and June 1, 2010, and is expected to issue a ruling by September 2010. PacRim believes that El Salvador's Objection is frivolous, completely without merit, and the GOES filed it purely as an attempt to stall the arbitration proceedings.

Other Properties

Santa Rita Gold Project, El Salvador

The Santa Rita gold project is located in central El Salvador, immediately northwest of the El Dorado project. The Santa Rita exploration licence was staked by the Company’s subsidiary PRES in July 2005 after its regional reconnaissance program in El Salvador resulted in the discovery of gold-bearing quartz-calcite boulders. During fiscal 2010, the Santa Rita exploration licence expired and was immediately re-staked in accordance with local regulations by the Company’s subsidiary DOREX. DOREX is currently awaiting approval of the new Santa Rita exploration licence.

Despite the obvious gold potential of the Santa Rita project as indicated from early stage exploration results, the Company temporarily stepped back from exploration work at Santa Rita between fiscal 2007 and late fiscal 2008 when the project became the target of violent anti-mining protests. Exploration activities were again curtailed in July 2008 (fiscal 2009) in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted.

Zamora-Cerro Colorado Gold Project, El Salvador

The Zamora and Cerro Colorado project comprises a 125 square kilometre land package located 50 kilometres northwest of San Salvador, in El Salvador. During fiscal 2006 Pacific Rim signed an agreement to acquire a 100% interest in the Zamora gold project in El Salvador from a consortium of private companies, which was amended in fiscal 2007 to include additional exploration licences known as Cerro Colorado. The Company has staked additional ground between the Cerro Colorado and Zamora licences it optioned in order to cover what it believes is a large gold-bearing epithermal system situated on the same regional gold belt that hosts the El Dorado and Santa Rita gold systems in El Salvador and a number of million-plus ounce gold systems in Guatemala. The Company has not yet received confirmation that the licences it staked in fiscal 2008 and early fiscal 2009 have been formally granted.

On February 11, 2010, an amendment to the Zamora-Cerro Colorado option agreement was signed by the Company and the property vendors Nycon Resources, Inc. and Cerro Colorado S.A. de C.V. (together, the “Optionor”). Under the terms of the amended agreement, the Company will retain is 100% option on the claims comprising the Zamora-Cerro Colorado property but will defer all further and remaining option payments to the Optionor until the earlier of February 11, 2015, or such time as the Company receives an approved mining permit for the El Dorado project (being a clear signal of the GOES’ support of the mining industry in El Salvador). All other aspects of the option agreement remain unchanged.

The schedule of advanced royalty payments required to maintain the Company’s option to purchase the Zamora-Cerro Colorado property, as per the amended agreement is:

Upon TSX approval of the amended agreement:	100,000 shares plus 100,000 warrants of the Company (shares issued)
Yearly advanced royalty payments:	The greater of:
First anniversary	100,000 shares or $100,000 in shares of the Company (shares issued)
Second anniversary	140,000 shares or $140,000 in shares of the Company (shares issued)
Third anniversary	200,000 shares or $200,000 in shares of the Company (shares issued)
Payment date is earlier of the date the Company receives confirmation that the GOES has granted a mining exploitation concession for the El Dorado Project and February 11, 2015	300,000 shares or $300,000 in shares of the Company (option payment deferred – see above)
Anniversary of prior payment per February 2010 amended agreement and subsequent anniversaries	400,000 shares or $400,000 in shares of the Company (option payment deferred – see above)

The above advanced royalty payment schedule applies to both the Zamora and Cerro Colorado exploration license options and supersedes the original agreement terms. As per the terms of the revised agreement, advanced royalty payments as outlined above will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora exploration licenses is to be transferred to Pacific Rim at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the Optionor is entitled to receive a 3% net smelter royalty to a maximum of $10 million (inclusive of the dollar value of the advanced royalty payments made).

Despite the positive exploration results the Company has generated to date on the Zamora-Cerro Colorado project, further exploration activities were curtailed in July 2009 in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities as required to keep the Zamora-Cerro Colorado licences in good standing during fiscal 2011.

Generative Program

Pacific Rim’s project generation initiatives focus on acquiring only the highest quality projects the Company believes have the best odds of discovery. The Company focuses solely on low-sulfidation epithermal gold systems, which are environmentally-clean, high grade, and low cost.

After reducing its exploration focus in El Salvador in July 2008 (fiscal 2009), Pacific Rim shifted the focus of its grassroots exploration initiatives to other jurisdictions that have similarly prospective mineral potential but a more robust appreciation of the economic benefits of the mining industry. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, Pacific Rim has been very successful in locating new, high grade gold-bearing systems in the past and is ideally equipped to apply this formula for discovery in neighbouring jurisdictions.

In fiscal 2009 the Company filed for two large exploration concessions in the Las Juntas de Abongares and La Union mining districts in Costa Rica on which occur epithermal vein systems with significant historic gold production. However, the concessions were never approved and Costa Rica recently reinstated a moratorium on certain mining practices that could impact the future of these concessions. The Company does not intend to pursue receipt of the concessions or focus its efforts in Costa Rica in the near future.

The Company is continuing to evaluate potential project acquisitions elsewhere in the Americas that fit its exploration criteria and during fiscal 2010 conducted substantial due diligence work on one project that it is pursuing for acquisition. However there are no guarantees that any project evaluation or due diligence work currently underway will result in a positive outcome or that the Company will be successful in acquiring any of the projects it is currently evaluating.

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

The Company is principally involved in the exploration for high-grade epithermal gold and silver deposits in the Americas. The Company’s sole material project is the El Dorado gold project in El Salvador and continues to search for exploration projects to acquire in the Americas that meet its exploration focus.

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

By agreement dated March 29, 2006, the Company superseded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. Under the terms of the new agreement, the Company has prepaid an annual rental fee in the amount of $29,000 with the option to purchase the parcel for a payment of $971,000 at any time up to April 1, 2007. During fiscal 2007 the Company commenced the process of exercising its option to purchase one of the larger parcels of land over which it holds a purchase option agreement (negotiated during fiscal 2004), and advanced to the property owner $0.3 million of the $1.0 million total negotiated option payment. During fiscal 2008, upon transfer of title in the parcel of land to the Company, the final $0.7 million was paid. Although the El Dorado Property contains geological mineral resources, none of the Company’s properties in El Salvador, including the El Dorado Property, contain known ore reserves (as defined under the SEC’s Industry Guide 7) and all work programs are exploratory searches for ore grade mineralization.

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
Caribbean
Sea
Pacific
Ocean

Santa Ana
Lago de Coatepeque
Sonsonate
Acajutla
San Salvador
Aguilares
Rio Lempa
Embalse
Cerron Grande
Chalatenango
Potonico
Embalse
5 de Noviembre
Ilobasco
Sensuntepeque
El Dorado
San Isidro
San RafaelCedros
Lago deIlopango
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

El Dorado Project Resources (as of January 17, 2008)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
Balsamo	Indicated	566,700	9.86	179,600	112.95	2,058,000	11.47	209,000
	Inferred	281,200	7.71	69,700	76.29	690,000	8.80	79,600

Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700

South Minita	Indicated	1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800

Nance Dulce	Inferred	128,900	19.56	81,100	121.98	506,000	21.30	88,300

Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200

Nueva Esperanza	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800

TOTAL MEASURED ALL DEPOSITS		780,100	11.31	283,600	75.76	1,900,200	12.39	310,800
TOTAL INDICATED ALL DEPOSITS		3,496,700	9.00	1,011,500	67.45	7,582,300	9.96	1,119,700
TOTAL MEASURED & INDICATED ALL DEPOSITS		4,276,800	9.42	1,295,100	68.96	9,482,500	10.40	1,430,500
TOTAL INFERRED ALL DEPOSITS		839,300	9.45	255,000	70.89	1,913,000	10.47	282,400
Notes:
1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t and greater than a grade-times-thickness of 4 (g AuEq/t x meters)
2) Gold equivalents based upon a silver to gold ratio of 70:1
3) Resources for the Minita, South Minita, Nance Dulce, Coyotera and Nueva Esperanza deposits are unchanged from the July 2006 El Dorado Resource Estimate (see NI 43-101 disclosure)

The mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differs from standards of the SEC. The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC. See “Cautionary Note to U.S. Investors Regarding Resource and Reserve Estimates” above.

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

The foregoing disclosure under “January 2008 Updated Resource Estimate” is based on information prepared under the supervision of Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, contained in a report entitled “Technical Report Update on the El Dorado Project Gold and Silver Resources” dated March 3, 2008 co-authored by Mr. Ristorcelli and Mr. Peter Ronning, P.Eng. each of whom are independent Qualified Persons. This information has further been reviewed and verified by Mr. William Gehlen, Certified Professional Geologist and a Qualified Person. Mr. Gehlen is the Vice-President of Exploration of the Company and supervises the Company’s exploration work on the El Salvador properties. The Company’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

Recent Developments

In July 2008, the Company suspended all drilling activity at the El Dorado project. This decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved. See Environmental Impact Study and Mining Permit. As a result, the Company restricted its exploration activities in El Salvador and elsewhere to low-cost surface exploration work and community and environmental initiatives and did not conduct any significant exploration work to further advance the El Dorado project during fiscal 2010.

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

Over three years have passed since the El Dorado EIS was submitted in its final form to MARN, during which time MARN has failed to take action on approval of the EIS. This in turn is preventing a resolution to PRES’s exploitation concession application.

CAFTA Action

In April 2009 PacRim filed international arbitration proceedings against the Government of El Salvador (the “Government”) under CAFTA in its own name and on behalf of PRES and DOREX (collectively the “Enterprises”). A Notice of Intent to commence international arbitration proceedings had previously been filed by PacRim in December 2008. PacRim has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration and is seeking award of damages in the hundreds of millions of dollars from the Government for its multiple breaches of international and Salvadoran law.

Basis of Claim

Since 2002, PRES and later DOREX have been exploring, discovering, and delineating gold deposits in El Salvador. As a result of these efforts and at the initial invitation and encouragement of the Government, PacRim and the Enterprises have developed precious metal assets and acquired rights that are significantly higher in value than the to-date investment that has already been made in El Salvador. PacRim and the Enterprises have operated in full compliance with Salvadoran law, including the country’s environmental, mining and foreign investment laws, and have met or exceeded all applicable standards while conducting business in El Salvador. Ample evidence, however, demonstrates that the Government has failed to fulfill its obligations vis-à-vis PacRim and the Enterprises.

PacRim’s claims under CAFTA are based on the Government’s breaches of international and Salvadoran law, arising out of the Government’s improper failure to finalize the permitting process as it is required to do and to respect PacRim’s and the Enterprises’ legal rights to develop mining activities in El Salvador. This conduct by the Government has resulted in a significant loss to PacRim, the Enterprises, and the local communities, and has unnecessarily delayed normal development of these valuable deposits.

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

Arbitration Process

With its filing on April 30, 2009, PacRim formally commenced arbitration against the Government of El Salvador (“GOES”) under CAFTA and the El Salvadoran Investment Law. The arbitration is administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes (“ICSID”). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

During fiscal 2010, PacRim was informed by ICSID that three nominations for arbitrators in the action have all accepted their appointments. As a result, the Arbitral Tribunal is therefore deemed under ICSID Arbitration Rule 6 to have been constituted.

On January 4, 2010, the GOES filed a Preliminary Objection to PacRim’s claims under CAFTA and El Salvador’s Investment Law. Under CAFTA Article 10.20, the Tribunal is to rule on the Objection on an expedited schedule, set a hearing on the Objection for May 31, and June 1, 2010, and is expected to issue a ruling by September 2010. PacRim believes that El Salvador's Objection is frivolous, completely without merit, and the GOES filed it purely as an attempt to stall the arbitration proceedings. PacRim fully expects that the Tribunal will reject the Preliminary Objection and proceed with the arbitration claim.

Summary

The El Dorado gold project is Pacific Rim’s most advanced exploration (and sole material) project, has been the primary focus of its exploration efforts for the past eight years and the recipient of the bulk of its exploration expenditures. The project has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined plus a further 0.3 million gold equivalent ounces Inferred. Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the deposits are expected to be relatively low cost to produce from underground workings. Importantly, the El Dorado deposits are also environmentally clean and their production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes however, its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the GOES.

The Company drastically reduced its exploration expenditures during both fiscal 2009 and 2010, which primarily affected exploration work at the El Dorado project. The Company does not intend to contemplate resuming significant exploration work at the El Dorado project until such time as the environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the El Dorado property in good standing during fiscal 2011.

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

Notwithstanding the excellent exploration potential demonstrated to date at the Santa Rita project, exploration activities were curtailed in July 2008 in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. DOREX is currently awaiting receipt of approval of its application for the new Santa Rita exploration licence.

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

On February 11, 2010, an amendment to the Zamora-Cerro Colorado option agreement was signed by the Company and the property vendors Nycon Resources, Inc. and Cerro Colorado S.A. de C.V. (collectively, the “Optionor”). Under the terms of the amended agreement, the Company will retain is 100% option on the claims comprising the Zamora-Cerro Colorado property but will defer all further and remaining option payments to the Optionor until the earlier of February 11, 2015, or such time as the Company receives an approved mining permit for the El Dorado project (being a clear signal of the GOES’ support of the mining industry in El Salvador). All other aspects of the option agreement remain unchanged.

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

Payment date is earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015

300,000 shares or $300,000 in shares of the Company (option payment deferred – see above)
Anniversary of prior payment per February 2010 amended agreement and subsequent anniversaries	400,000 shares or $400,000 in shares of the Company (option payment deferred – see above)

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

Despite the positive exploration results the Company has generated to date on the Zamora-Cerro Colorado project, further exploration activities were curtailed in July 2009 in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities required to keep the Zamora-Cerro Colorado licences in good standing during fiscal 2011.

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

Generative Program

Pacific Rim’s project generation initiatives focus on acquiring only the highest quality projects the Company believes have the best odds of discovery. The Company focuses solely on low-sulfidation epithermal gold systems, which are environmentally-clean, high grade, and low cost.

After reducing its exploration focus in El Salvador in July 2008 (fiscal 2009), Pacific Rim shifted the focus of its grassroots exploration initiatives to other jurisdictions that have similarly prospective mineral potential but a more robust appreciation of the economic benefits of the mining industry. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, Pacific Rim has been very successful in locating new, high grade gold-bearing systems in the past and is ideally equipped to apply this formula for discovery in neighbouring jurisdictions.

In fiscal 2009 the Company filed for two large exploration concessions in the Las Juntas de Abongares and La Union mining districts in Costa Rica on which occur epithermal vein systems with significant historic gold production. However, the concessions were never approved and Costa Rica recently reinstated a moratorium on certain mining practices that could impact the future of these concessions. The Company does not intend to pursue receipt of the concessions or focus its efforts in Costa Rica in the near future.

The Company is continuing to evaluate potential project acquisitions elsewhere in the Americas that fit its exploration criteria and during fiscal 2010 conducted substantial due diligence work on one project that it is pursuing for acquisition. However there are no guarantees that any project evaluation or due diligence work currently underway will result in a positive outcome or that the Company will be successful in acquiring any of the projects it is currently evaluating.

Environmental Matters

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

The Company’s exploration programs are designed according to industry best practices to have minimal to no impact on flora, fauna and surface or underground water sources. Temporary disturbances (temporary access roads, drill pads, mud pits, hand dug trenches, impacts on existing infrastructure) are reclaimed and repaired. Using the same methods required for structural studies at dam site and large construction sites, drill holes are capped with either a 50 meter grout cap or are completely filled with grout, depending on the geologic environment. The temporary access trails, drill pads and mud sumps are reclaimed by filling in ruts, holes and pits, re-contouring any banks or steep cuts, building water diversion ditches to control runoff and planting fast growing, native grasses to stabilize the ground. Trenches are refilled and replanted in a like manner, and fence barriers are occasionally built to control livestock movement around reclaimed areas. Permanent or long term disturbances such as roads, buildings, wells, walls and fences, gates, etc. are constructed with erosion controls and stability measures including, as necessary, “badenes”, rock retaining walls, water diversion ditches, drain pipes and/or stabilizing vegetation, and are constructed to standards exceeding local regulation. Often, local tree varieties are harvested then replanted in the disturbed areas when it does not conflict with normal local usage. All areas of reclamation and construction are monitored on an annual basis. If additional repair is required because of the initial construction, it is repaired until the area gains stability. The Company’s professional environmental staff has volunteered and assisted the local authorities in evaluating other arms-length environmental, geologic, hydrologic, disaster sites around the immediate communities by conducting land slide analysis, ground water studies, surface water studies, land fill site studies, helping to evaluate other industrial waste sites, fire prevention, disease control, disaster relief preparedness and first aid.

Contractors to the Company are required to use certified, non-polluting, non-toxic additives in drilling programs and comply with international work and safety standards and procedures. These issues are routinely monitored by Company employees under the direction of the local environmental and safety managers. Environmental compliance and risk are regularly assessed by third party contractors specializing in mining and exploration risk management. In addition, the Company has established showcase programs for environmental protection, waste management and reforestation in order to educate workers and local populace on common best practice measures for a healthier, cleaner and safer living and working environment.

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

Related Party Transactions

The Company received accounting services from an accounting firm in which an Officer of the Company is a partner. The total accounting and tax fees paid were Cdn$152,223.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the carrying value of mineral properties and property, plant and equipment, bullion, closure costs and stock based compensation. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, and changes in government policy.

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by subsequent resource estimates, the most recent of which was completed in January 2008.

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. PRES has experienced lengthy delays in the government of El Salvador’s processing of the El Dorado exploitation concession application with no resolution to date, which, along with other factors beyond the control of PRES, could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. PRES has commenced a legal claim under CAFTA. If PRES is unsuccessful in obtaining a permit for El Dorado or in its CAFTA claim, or other factors beyond the control of the Company, such factors could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. As at April 30, 2010, management of the Company determined that impairment indicators existed on its El Dorado project and completed an impairment assessment on this project. The current economic environment, the decline in the Company’s stock price and the difficulty in obtaining a permit were considered as impairment indicators. As part of their impairment evaluation, management considered a number of factors, including the Company’s share price at April 30, 2010 and current gold prices along with the Company’s 2005 pre-feasibility study. Based on this impairment evaluation no impairment of the El Dorado project was identified as of April 30, 2010. To date, the Company’s discussions with its legal counsel representing the Company in the CAFTA arbitration have not resulted in a determination of any material impairment in the carrying value of the Company concessions.

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

As part of the sale of its interest in Denton-Rawhide (readers are referred to the Company’s 2009 Annual Report), the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that reclamation and closure costs were to exceed $7.0 million. Kennecott has estimated a total of $4.9 million for these expenditures under the proposed plan.

Changes in Accounting Policies

Effective May 1, 2009 the Company adopted EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The Company has evaluated the new section and determined that adoption of these new requirements did not have a significant impact on the Company’s consolidated financial statements.

Effective May 1, 2009 the Company adopted CICA HB Section 3064, “Goodwill and Intangible Assets”, which replaces CICA HB Section 3062, “Goodwill and Intangible Assets,” and CICA HB Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” EIC-27, “Revenues and Expenditures during the Pre-operating Period” and CICA HB Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Company has evaluated the new section and determined that the adoption of these new requirements did not have a significant impact on the Company’s consolidated financial statements.

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company has evaluated the new section and determined that adoption of these new requirements did not have a significant impact on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

The Canadian Accounting Standards Board (AcSB) has announced its decision to replace Canadian generally accepted accounting principles (“GAAP”) with International Financial Reporting Standards (IFRS) for all Canadian Publicly Accountable Enterprises (PAEs). The effective changeover date is May 1, 2011, at which time Canadian GAAP will cease to apply for Pacific Rim and will be replaced by IFRS. Following this timeline, the Company will issue its first set of interim financial statements prepared under IFRS in the first quarter of 2012 ending July 31, 2011 including comparative IFRS financial results and an opening balance sheet as at May 1, 2010. The first annual IFRS consolidated financial statements will be prepared for the year ended April 30, 2012 with restated comparatives for the year ended April 30, 2011.

Management has developed a project plan for the conversion to IFRS based on the current nature of operations. The conversion plan is comprised of three phases: 1) Scoping phase which will assess the overall impact and effort required by the Company in order to transition to IFRS, 2) Planning phase which will include a detailed analysis of the conversion process and implementation plan required for disclosure for the Company’s first quarter 3) Transition phase which will include the preparation of an IFRS compliant opening balance sheet as at May 1, 2010, any necessary conversion adjustments and reconciliations, preparation of a fully compliant pro forma financial statements including all note disclosures and disclosures required for the MD&A.

Management has completed phase one, IFRS Scoping phase, and is now advancing through phase two, the Planning stage.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. During the second quarter of 2011, management will conduct an IFRS educational session for the Audit Committee and the Board of Directors which will focus on the key issues and transitional choices under IFRS 1 applicable to the Company.

Set out below are the most significant areas management has identified to date, where changes in accounting policies may have the highest potential impact on the Company’s consolidated financial statements based on the accounting policy choices approved by the Audit Committee and Board of Directors.

Audit Committee and Board of Directors.

In the period leading up to the changeover in 2011, the AcSB has ongoing projects and intends to issue new accounting standards during the conversion period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the IFRS accounting standards at the conversion date are known. Management will continue to review new standards, as well as the impact of the new accounting standards, between now and the conversion date to ensure all relevant changes are addressed.

Impairment Assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with discounted cash flows. International Accounting Standard (IAS) 36, “Impairment of Assets” uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in write downs where the carrying value of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

Currently the Company has significant assets, which based on initial assessment of these significant assets, no impairment charge is expected on transition to IFRS.

Share Based Payments

IFRS and Canadian GAAP largely converge on the accounting treatment for share – based transactions with only a few differences.

Canadian GAAP allows either accelerated or straight line method of amortization for the fair value of stock options under graded vesting. Currently, the Company is using the accelerated amortization method and therefore the adoption of IFRS 2 is not expected to have an impact on the Company’s financial statements.

Under IFRS, the estimate for forfeitures must be made when determining the number of equity instruments expected to vest, while under Canadian GAAP forfeitures can be recognized as they occur. The Company will begin using the estimate of forfeitures starting May 1, 2010 when determining the number of equity instruments expected to vest.

Upon adoption of IFRS 2, the Company will be fully compliant with the new standard and the adoption is not expected to have an impact on the financial statements.

Exploration and Evaluation Assets

Under the Company’s current accounting policy, only the acquisition costs of mineral properties are capitalized.

Upon adoption of IFRS, the Company has to determine the accounting policy for exploration and evaluation assets and will need to determine whether they should be classified as intangible or tangible assets. The Company is currently in compliance with the International Accounting Standards Board (“IASB”) Framework.

Upon adoption of IFRS 6, “Exploration and Evaluation of Mineral Properties”, the Company will be fully compliant with the new standard. The adoption is expected to have an impact on the financial statements as the mineral property acquisition costs for El Salvador will now be included in a separate line on the Statement of Financial Position rather than as part of Property, Plant & Equipment.

Property, Plant and Equipment

Under IFRS, Property, Plant and Equipment (“PP&E”) can be measured at fair value or at cost while under Canadian GAAP, the Company has to carry PP&E on a cost basis and the revaluation is prohibited.

Upon adoption of IFRS, the Company has to determine whether to elect a cost model or revaluation model. Management has yet to decide on which model to adopt. Currently, aside from the mineral property, the Company has only a small amount of equipment and vehicles capitalized as property, plant and equipment. As a result there will not be a significant impact on the adoption of either IFRS model on the Company’s financial statements except for the reallocation of the mineral property costs to a separate line.

In accordance with IAS 16 “Property, Plant and Equipment”, upon acquisition of significant assets, the Company will need to allocate an amount initially recognized in respect of an asset to its component parts and accounts for each component separately when the components have different useful lives or the components provide benefits to the entity in a different pattern.

Foreign Currency

IFRS requires that the functional currency of each entity in the consolidated group be determined separately in accordance with IAS 21 and the entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Based on the cash outflows or expenses the functional currency is most likely Canadian dollars for Pacific Rim Mining Corp. and United States dollars for the El Salvador companies and the United States companies.

If it is determined that the Canadian entity has a Canadian dollar functional currency, the Canadian entity will need to be translated into the United States dollar reporting currency using the current rate method which will result in a cumulative translation adjustment in the Accumulated Other Comprehensive Income in the Equity section of the Statement of Financial Position.

As events and conditions relevant to the Company change, it will re-consider the primary and secondary indicators, as described in IAS 21, in determining the functional currency for each entity. Going forward under IFRS, management will assess the appropriate functional currency based on existing circumstances which may have a significant impact on the Company’s consolidated financial statements prepared under IFRS.

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings.

As a result, when the Company adopts IAS 12, “Income Taxes”, the future income tax liability will have a zero balance with the adjustment flowing through the opening retained earnings .

As the Company elects and approves the IFRS accounting policy for each of the areas above, management will determine and disclose impact of the IFRS adoption at the transition date on our financial statements. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all the IFRS applicable accounting standards at the conversion date are known.

Based on management assessment of the information system currently used by the Company, all information required to be reported under IFRS will be available with minimal system changes.

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation and disclosures required. Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note references. The Company is continuing to assess the level of presentation and disclosures required to its consolidated financial statements.

In October 2008, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after May 1, 2011. The Company has elected to early adopt this standard effective on May 1, 2010. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

In October 2008, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after May 1, 2011.

A.	Operating Results

Pacific Rim is an exploration company that relies on cash and cash equivalents to fund its exploration and general and administrative expenses.

For the fiscal year ended April 30, 2010, Pacific Rim recorded a loss for the period of $(5.0) million or $(0.04) per share, compared to a loss of $(6.3) million or $(0.05) per share for the fiscal year ended April 30, 2009 and $(12.7) million or $(0.11) per share for the fiscal year ended April 30, 2008. The decrease in net loss for fiscal 2010 compared to fiscal 2009 is primarily related to significantly decreased exploration expenses, offset in part by significantly lower net income from the Denton-Rawhide joint venture as a result of the sale by the Company of its interest in the joint venture during fiscal 2009. The decrease in net loss for fiscal 2009 compared to fiscal 2008 (a difference in net loss of $6.4 million) was a result of a substantial decrease in exploration costs combined with an increase in income from discontinued operations (the Denton-Rawhide Joint Venture) year over year.

During fiscal 2010 the Company’s cash and cash equivalents increased by $0.05 million from $1.28 million at April 30, 2009 to $1.33 million at April 30, 2010. The Company held no bullion at April 30, 2010 (unchanged from January 31, 2010) compared to bullion (held by the Company and not yet sold) valued at $1.2 million at April 30, 2009. Current assets were $ 1.4 million at April 30, 2010 (from $2.4 million at January 31, 2010) compared to $2.6 million at April 30, 2009, a decrease of $0.2 million since the end of the Company’s previous fiscal year. This decrease reflects bullion sales to fund the expenditures of cash on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA action, offset by the proceeds of a private placement equity financing undertaken by the Company during the third quarter of fiscal 2010.

At April 30, 2010 the Company had current liabilities of $1.6 million compared to $0.6 million at April 30, 2009. The $1.0 million year over year increase in current liabilities is due to a $1.0 million increase in accounts payable ($1.6 million at April 30, 2010, of which $1.1 million is due to one vendor associated with PacRim’s CAFTA action). Future income tax liability, related to PacRim’s investment in El Salvador, did not change between the fiscal 2009 and fiscal 2010 year ends and at April 30, 2010 was valued at $1.0 million. Currently, Pacific Rim has no long-term debt.

The $1.2 million decrease in current assets combined with the $1.0 million increase in current liabilities, resulted in a $2.2 million reduction in working capital from $2.0 million at the end of fiscal 2009 to $(0.2) million at the end of fiscal 2010.

Expenses

Due to the cessation of the El Dorado drilling program in July 2008 and the reduction of other exploration expenses at all of the Company’s projects, exploration expenditures decreased significantly over the past three fiscal periods, from $11.8 million in fiscal 2008 and $5.5 million in fiscal 2009 to $1.8 million in fiscal 2010.

General and administrative expenses, which have trended higher over the past several years because of higher regulatory and legal costs of complying with United States and Canadian reporting and regulatory requirements, increased legal expenses, and one-time severance payments made in fiscal 2008 to key personnel, were reduced in fiscal 2010 due to reduced staffing costs as well as the generally lower level of business activity undertaken by the Company. General and administrative costs were $1.4 million in fiscal 2010 compared to $3.7 million in fiscal 2009 and $3.5 million in fiscal 2008.

During fiscal 2010 the Company realized a $0.6 million gain on the sale of bullion, and a $0.2 million financing expense associated with the extension of warrants issued during the 2008 financing, for which there were no comparable items during either of fiscal 2009 or 2008.

The Company booked a negligible foreign exchange loss of $0.02 million during fiscal 2010 compared to a loss of $0.2 million during fiscal 2009 and a gain of $0.4 million during fiscal 2008, primarily reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

Unusual Items

During fiscal 2010 the Company received income of $0.04 million from the Denton-Rawhide operation compared to $3.2 million and $1.5 million during fiscal 2009 and fiscal 2008 respectively. Income from the Denton-Rawhide operation, in which the Company was a participant until December 31, 2008 is primarily related to the production of gold and silver.

During fiscal 2008 the Company recovered $1.4 million on its investment in the Andacollo Mine. As this item represented the final of three staged payments on the sale of the mine, there were no comparable recoveries booked during fiscal 2009 or fiscal 2010.

Summary

As a result of significantly reduced exploration expenditures and decreased staffing levels associated with its reduction in exploration activity, partially offset by greatly reduced income from the Denton-Rawhide Joint Venture, the Company’s loss for fiscal 2010 was reduced to $(5.0) million or $(0.04) per share from previous fiscal periods ($(6.3) million or $(0.05) per share for fiscal 2009 and $(12.7) million or $(0.11) per share for fiscal 2008.

Summary of Quarterly Results

Summary of Quarterly Results (unaudited)(all amounts in thousands of US dollars, except per share amounts)

	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenue from Continuing Operations	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Loss before discontinued operations	$(1,726)	$(1,043)	$(1,355)	$(881)	$(1,461)	$(1,629)	$(2,602)	$(3,751)
Loss per share before discontinued operations – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.03)
Discontinued Operations – Income from Denton Rawhide Joint Venture	$nil	$nil	$38	$nil	$49)	$1,246	$1,390	$482
Net loss for the period	$(1,726)	$(1,043)	$(1,317)	$(881)	$(1,412)	$(383)	$(1,212)	$(3,269)
Net loss per share after Discontinued Operations - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.03)

The Company has typically realized a net quarterly loss. Exploration expenses have generally decreased over the past eight quarters, since the Company elected to significantly reduce exploration in El Salvador in July 2008. Likewise, the Company made significant cuts to staffing levels during Q2 2009 and Q3 2009, which led to lower general and administrative costs. However, in the past four quarters, expenses related to the CAFTA action have significantly increased, offsetting the cost savings brought about by staffing cuts. Income from discontinued operations (the Denton-Rawhide joint venture) varied substantially quarter to quarter in prior periods. During Q2 2009 the Company received payment for the sale of its 49% interest in the operation and during Q3 2009 continued to participate in the proceeds of gold and silver production from the operation, which led to a notable increase in income from this discontinued operation during those two periods. Since Q1 2010 the Company has booked negligible income from discontinued operations. Net loss for each of the past 8 quarterly periods shows no discernable trend, which is largely a function of the previously significant variability in income from discontinued operations and rising costs related to the CAFTA action.

Fourth Quarter Fiscal 2010

The Company’s loss for the fourth quarter of fiscal 2010 was higher than any of the previous quarters during fiscal 2010, as a result of increased expenditures related to the CAFTA action, particularly preparations for the Preliminary Objection hearing held on May 31 and June 1, 2010 and increased exploration expenditures related to project generation initiatives. As the Company’s participation in the Denton-Rawhide Joint Venture is completed, the Company received no income from discontinued operations to offset these expenses as it has in previous quarters, albeit only marginal amounts during fiscal 2010.

The Company’s fiscal 2010 fourth quarter results presented above are based on interim consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

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

Liquidity

During fiscal 2010 the Company’s cash and cash equivalents increased by $0.05 million from $1.28 million at April 30, 2009 to $1.33 million at April 30, 2010. The Company held no bullion at April 30, 2010 compared to bullion (held by the Company and not yet sold) valued at $1.2 million at April 30, 2009. Current assets were $ 1.4 million at April 30, 2010 compared to $2.6 million at April 30, 2009, a decrease of $0.2 million since the end of the Company’s previous fiscal year. This decrease reflects bullion sales to fund the expenditures of cash on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA action, offset by the proceeds of a private placement equity financing undertaken by the Company during the third quarter of fiscal 2010.

Cash Flow Used For Operating Activities

The Company’s loss before discontinued operations was $(5.0) million in fiscal 2010 compared to $(9.4) million in fiscal 2009 and $(15.7) million in fiscal 2008. These losses were offset by a number of non-cash items including, notably: stock-based compensation of $0.4 million in fiscal 2010 compared to $0.6 million in fiscal 2009 and $1.0 million in fiscal 2008; shares issued for property option payments of $nil during fiscal 2010 compared to $0.3 million during fiscal 2009 and $0.2 million in fiscal 2008; $1.0 million in future income tax booked during fiscal 2008 for which there is no comparable item in fiscal 2009 and fiscal 2010; $0.2 million in financing costs related to the extension of the expiry date of warrants issued in fiscal 2008; a change in accounts payable and accrued liabilities of $0.9 million for fiscal 2010 compared to $(0.7) million during fiscal 2009 and $0.4 million during fiscal 2008; and $1.2 million change in bullion during fiscal 2010 for which there is no comparable item during fiscal 2009 or fiscal 2008. As a result, cash flow used for operating activities was $(2.2) million in fiscal 2010 compared to $(9.2) million in fiscal 2009 and $(12.9) million in fiscal 2008.

Cash Flow Provided by Investing Activities

During fiscal 2009 and fiscal 2008 the Company made net redemptions from short term investments ($4.2 million and $3.8 million respectively), compared to $nil during fiscal 2010. In fiscal 2008 the Company made purchases of property plant and equipment of $1.2 million compared to a negligible amount in each of fiscal 2009 and fiscal 2010. Proceeds from the sale of discontinued operations were $nil during fiscal 2010 compared to $1.8 million for fiscal 2009 (related to the sale of the Denton-Rawhide asset) and $1.4 million for fiscal 2008 (related to the sale of the Andacollo mine). As a result, cash flow provided by investing activities was $(0.01) million during fiscal 2010 compared to $6.0 million during fiscal 2009 and $4.0 million during fiscal 2008.

Cash Flow Provided by Financing Activities

The Company realized $2.2 million in cash flow from financing activities during fiscal 2010, compared to $nil during fiscal 2009 and $6.9 million in fiscal 2008. The fiscal 2010 and fiscal 2008 financing cash flow amounts are related to the issuance of common shares of the Company under January 2010 and February 2008 equity financings (details below) as well as the exercise of employee stock options (282,500 shares at an average price of Cdn $1.30 per share during fiscal 2008 and 16,666 shares at an average price of Cdn $0.17 per share during fiscal 2010.

During fiscal 2010, the Company announced and closed a private placement financing through which a total of Cdn $2,355,000 was raised through the issuance of 11,775,000 units (“Units”). Each Unit consists of one common share in the Company and one non-transferable share purchase warrant (“Warrant”) that entitles the holder to acquire one additional common share of the Company at a price of Cdn $0.30 for a period of 36 months following the closing of the financing, which occurred on January 14, 2010. Pacific Rim reserves the right to accelerate the exercise period of the Warrants should its common stock trade above CDN $0.40 for 20 consecutive trading days. The Units were subject to a four-month trading restriction that began on the day of issuance and expired on May 15, 2010. The Company also issued 483,000 Units (the “Finder’s Units) to certain finders (the “Finders”) in connection with the private placement, in payment of a finder’s fee of 6% of the proceeds raised from subscribers introduced by the Finders, and issued 483,000 warrants to Finders (the “Finder’s Warrants”) representing 6% of the total number of Units sold to purchasers introduced by the Finders.

During fiscal 2008, the Company announced and closed a private placement financing through which a total of CDN $7,046,550 was raised through the issuance of 6,711,000 units (“Units”). Each Unit consists of one common share in the Company and one non-transferable share purchase warrant (“Warrant”) that entitles the holder to acquire one additional common share of the Company at a price of CDN $1.35 for a period of 18 months following the closing of the financing, which occurred on February 29, 2008. Pacific Rim reserves the right to accelerate the exercise period of the Warrants should its common stock trade above CDN $2.00 for 20 consecutive trading days. The Units were subject to a four-month trading restriction that began on the day of issuance and expired on June 30, 2008. A finders’ fee of 7% commission was paid and 7% agent warrants were issued to the finders in respect of certain placees introduced by such finders.

Capital Resources and Financial Condition

At April 30, 2010, the book value of the Company’s current assets stood at $1.4 million, compared to $2.6 million at April 30, 2009, a reduction of $1.2 million. The decrease in current assets is primarily a result of the sale of bullion (for cash) and subsequent cash expenditures as outlined in Section 6 above, offset by the addition of cash from the sale of securities under a private placement financing as outlined in Section 6.3 above. Property, plant and equipment balances at April 30, 2010 were marginally lower than the April 30, 2009 balance ($5.5 million and $5.6 million respectively). As a result, the Company’s total assets at the end of fiscal 2010 were $6.9 million compared to $8.2 million at the end of fiscal 2009.

At April 30, 2010 the Company had current liabilities of $1.6 million compared to $0.6 million at April 30, 2009. The $1.0 million year over year increase in current liabilities is due to a $1.0 million increase in accounts payable ($1.6 million at April 30, 2010, of which $1.1 million is due to one vendor associated with PacRim’s CAFTA action). Future income tax liability, related to PacRim’s investment in El Salvador, did not change between the fiscal 2009 and fiscal 2010 year ends and at April 30, 2010 was valued at $1.0 million. Currently, Pacific Rim has no long-term debt.

The $1.2 million decrease in current assets combined with the $1.0 million increase in current liabilities, resulted in a $2.2 million reduction in working capital from $2.0 million at the end of fiscal 2009 to $(0.2) million at the end of fiscal 2010.

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company can not judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for fiscal 2011 beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company intends to continue its project generation initiatives with the aim of acquiring a new exploration project, outside of El Salvador, during fiscal 2011. The Company plans on conducting low cost field work, technical and legal due diligence on projects it is currently evaluating and to seek new prospects for staking or property acquisitions that fit its exploration focus.

The Company anticipates that its fiscal 2011 exploration plans as outlined above will cost approximately $1.0 million. The Company anticipates requiring financing during fiscal 2011 in order to fund its exploration programs.

The Company’s general and administrative costs are expected to remain stable during fiscal 2011, reflecting, lower staffing costs as a result of personnel reductions undertaken in fiscal 2009 and fiscal 2010. Expenditures related to PacRim’s CAFTA action are expected to continue at present or modestly higher levels during fiscal 2011, and are dependant on the level of arbitration activity. The Company has currently accumulated a liability of approximately $1.1 related to the CAFTA action, which is partly responsible for the Company’s current working capital deficit. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce this accounts payable position. The Company may also seek financing during fiscal 2011 to remediate its working capital deficit, for general working capital expenses and to finance acquisition of and/or exploration programs on a new project.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and will require additional cash to continue fund legal, exploration and administration expenses. The Company as at April 30, 2010 had a current working capital deficit of $0.2 million and had incurred losses since inception and has an accumulated deficit of $86.1 million at April 30, 2010. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient funds to support ongoing exploration and administration expenses as well as its costs under PacRim’s CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. Additional financing will require, but may not be limited to, the issuance of additional equity

On November 12 the Company announced it received notice from the NYSE Amex that, based on their review of the Company’s fiscal 2010 first quarter results, the Company is not in compliance with Section 1003(a)(iii) of the NYSE Amex Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years. In order to maintain listing of the Company’s common shares on the NYSE Amex, the Company was required to submit a compliance plan to NYSE Amex addressing how it intends to regain compliance with Section 1003(a)(iii) by May 11, 2011, which plan was submitted on December 11, 2009.

On February 11, 2010 (subsequent to the end of Q3 2010), the Company announced that it had received notice of acceptance of the plan by NYSE Amex. WithNYSE Amex’s acceptance of the plan, the Company’s NYSE Amex listing is expected to continue during the plan period, up to May 11, 2011, subject to periodic review to determine whether the Company is making progress consistent with the plan and conditions of NYSE Amex. If the Company is not in compliance with the continued listing standards at the end of the plan period, or if the Company does not make progress consistent with the plan during the period, then NYSE Amex may initiate delisting proceedings.

The Company’s common shares continue to trade on the NYSE Amex under the symbol “PMU” with the trading symbol extension “BC” to denote non-compliance with NYSE Amex’s continued listing standards while the Plan period is in effect. The Company’s common shares also continue to be listed on the TSX in Canada under the symbol “PMU”.

The Company does not have any off-balance sheet arrangements.

Outlook

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains confident that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated. The Company believes the principal risk is its ability to fund the ongoing CAFTA action to a just conclusion. The Company anticipates expending approximately $1.0 million on exploration-related expenses during fiscal 2011, primarily on low-cost exploration work required to keep all of its El Salvador projects in good standing, limited community relations initiatives, and due diligence evaluation of new projects outside of El Salvador. This work will be revised should circumstances change and depending on the Company’s success in acquiring a new exploration project, in which case exploration expenditures will likely increase, and/or financing opportunities. The Company anticipates requiring financing during fiscal 2011 in order to fund its exploration programs.

The Company’s general and administrative costs are expected to remain stable during fiscal 2011, reflecting, lower staffing costs as a result of personnel reductions undertaken in fiscal 2009 and fiscal 2010. Expenditures related to PacRim’s CAFTA action are expected to continue at present or modestly higher levels as during fiscal 2010, and are dependant on the level of arbitration activity. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce its accounts payable and accrued liabilities, the majority of which are payable to a single vendor involved in the CAFTA action and/or for general working capital expenses and/or future expenses related to the CAFTA action.

The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving the El Dorado permitting situation. The Company and its subsidiaries have a well documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Notwithstanding these diplomatic efforts, until resolved, PacRim’s CAFTA action is expected to proceed during fiscal 2011. The Company is currently awaiting the outcome of the Preliminary Objection hearing held on May 31 and June 1, 2010, which will determine the course of this arbitration going forward. The Company may seek traditional or alternative financing arrangements during fiscal 2011 specifically ear-marked for legal expenses.

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

F.	Tabular Disclosure of Contractual Obligations

The Company is committed to payments under operating leases for office premises. The following table lists as of April 30, 2010, information with respect to the Company’s known contractual obligations.

Contractual Obligations (all amounts in thousands of US dollars)

	Payments due by period
	Total	< 1 year	1- 3 years	4 – 5 years	> 5 years
Long Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$110	$40	$70	-	-
Purchase Obligations	-	-	-	-	-
Accounts Payable and Accrued Liabilities	$1,580	$1,580	-	-	-
Total	$1,690	$1,620	$70	-	-

G.	Safe Harbor

See Note regarding Forward-Looking Statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table set out the name of the directors and/or senior officers as at April 30, 2010, the country in which each is ordinarily a resident, all offices of the Company now held by each of them, their principal occupations, and the period of time for which each has been a director and/or officer of the Company.

Name and Address(1)	Office or Position Held	Previous Service as a Director	Principal Occupation during past five years(1)	Share Ownership
Catherine McLeod-Seltzer British Columbia Canada	Chairman and Director	Since April 11, 2002(2)	Director and officer of the Company. since 1997. Director and Chairman of Bear Creek Mining Corporation, Director of Stornoway Diamond Corporation, Director of Kinross Gold Corporation and Troon Ventures Ltd. Formerly a director of Miramar Mining Corporation.	3,672,800
Thomas Shrake(4) Nevada U.S.A.	President, Chief Executive Officer and Director	Since April 11, 2002(2)	Director and officer of the Company since 1997.	479,100
Anthony J. Petrina(4)(5)(6) British Columbia Canada	Director	Since April 11, 2002(2)	Retired. Director of Bear Creek Mining Corporation. Formerly a director of Miramar Mining Corporation.	203,000
William Myckatyn(3)(4)(5)(6) British Columbia Canada	Lead Director	Since April 11, 2002(2)	Corporate Director. CEO of Quadra Mining Ltd. to July 2006, current Lead Director and Vice Chairman of QuadraFNX Mining Ltd., Director of First Point Minerals Ltd., San Marco Resources Inc. and OceanaGold Corporation. Formerly a director of Miramar Mining Corporation.	187,660

Name and Address(1)	Office or Position Held	PreviousService as a Director	Principal Occupation during past five years(1)	Share Ownership
David K. Fagin(3)(5)(6) Colorado U.S.A.	Director	Since April 11, 2002(2)	Investor. Director of Golden Star Resources Ltd., and Atna Resources Ltd.	163,000
Steven Krause British Columbia, Canada	Chief Financial Officer	N/A	Chief Financial Officer of the Company since December 2008; Chief Financial Officer of Bear Creek Mining Corporation; President, Avisar, Chartered Accountants, since October 2003.	120,000
William Gehlen Nevada U.S.A.	Vice-President of Exploration	N/A	Vice-President of Exploration of the Company. since September 2005. Senior geologist of the Company since 1997.	78,200
Barbara Henderson British Columbia Canada	Vice-President of Investor Relations	N/A	Vice-President of Investor Relations of the Company. since August 2002. Manager of Investor Relations of the Company since 1998.	12,000
Ronda L. Fullerton British Columbia Canada	Corporate Secretary	N/A	Corporate Secretary of the Company since April 2006, former Corporate Paralegal for QLT Inc., former Legal Assistant and Corporate Secretary for La Mancha Resources Inc	Nil

(1)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective individuals individually.
(2)

April 11, 2002 was the effective date of the amalgamation of Dayton and Pacific Rim; Fagin, McLeod-Seltzer and Myckatyn were directors of Dayton prior to the amalgamation and McLeod-Seltzer, Myckatyn, Petrina and Shrake were Directors of the Company prior to the amalgamation.

(3)	Denotes member of Compensation Committee
(4)	Denotes member of Health, Safety and Environmental Committee.
(5)	Denotes member of Audit Committee
(6)	Denotes member of Nominating Committee

Each of the Company’s directors is elected by the Company’s shareholders at an annual general meeting to serve until the next annual general meeting of shareholders or until a successor is elected or appointed. The board of directors appoints the Company’s executive officers annually after each annual general meeting, to serve at the discretion of the board of directors.

B.	Compensation

During the fiscal year ended April 30, 2010, the Company had three Named Executive Officers (for the purposes of Canadian securities legislation), namely:

Thomas Shrake, President and Chief Executive Officer
Steven Krause, Chief Financial Officer; and
William Gehlen, VP Exploration

The following table sets forth all compensation (annual, long term or otherwise) for services in all capacities to the Company and its subsidiaries for the last completed financial year in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the other three most highly compensated executive officers of the Company as at April 30, 2010 whose individual total compensation for the most recently completed financial year, individually, exceeded CDN$150,000 and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the “Named Executive Officers”).

Name and Principal Position	Year	Salary US($)	Share-Based Awards ($)	Option-Based Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Thomas Shrake CEO	2009/2010	$180,000(3)	Nil	$54,240	Nil	Nil	Nil	Nil	$234,240
Steven Krause CFO(2)	2009/2010	Nil	Nil	$33,900	Nil	Nil	Nil	$11,860	$45,760
William Gehlen VP Exploration	2009/2010	$120,000	Nil	$27,120	Nil	Nil	Nil	Nil	$147,120

(1)

The stock options granted to Thomas Shrake, Steven Krause and William Gehlen, were valued in a currency other than the currency that the Company uses in its financial statements and has been translated herein at the rate of CDN$1.0656 for every US$1, which was the exchange rate on the day of the stock option grants.

(2)

The “other compensation” attributable to Steven Krause is calculated by multiplying his total salary paid by Avisar Chartered Accountants by the percentage of total Avisar billings attributable to the Company. During the 2010 fiscal year, Avisar Chartered Accountants charged the Company CDN$152,223 for accounting, tax and financial consulting services and has been translated herein at the rate of CDN$1.07321 for every US$1.

(3)

Mr. Shrake’s official annual salary is US $250,000 per year. Since November 2008, in light of economic and market conditions, Thomas Shrake has voluntarily taken only US $180,000 in salary per year, representing 72% of his official salary.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

On August 26, 2009, amendments to the Company’s 2006 Evergreen Incentive Stock Option Plan (the “2006 Stock Option Plan”) approved by the Directors on July 22, 2009, were ratified, confirmed and approved by the Shareholders. As a result, the 2006 Stock Option Plan has been superseded by the Amended 2006 Evergreen Incentive Stock Option Plan (the “Amended Evergreen Plan”). The 2006 Stock Option Plan has in the past been, and the Amended Evergreen Plan has and will be, used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the Toronto Stock Exchange (“TSX”), and closely align the interests of the executive officers with the interests of the Shareholders.

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

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price CDN($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) CDN($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested CDN($)
Thomas Shrake CEO	200,000 300,000 500,000 400,000	0.92 1.17 0.17 0.21	08/28/2011 03/09/2013 12/29/2013 01/26/2015	Nil Nil 20,000 Nil	N/A N/A N/A N/A	N/A N/A N/A N/A

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price CDN($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) CDN($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested CDN($)
Steven Krause CFO	250,000 250,000	0.17 0.21	12/29/2013 01/26/2015	10,000 Nil	N/A	N/A N/A
William Gehlen VP Exploration	125,000 125,000 200,000 200,000	0.92 1.17 0.17 0.21	08/28/2011 03/09/2013 12/29/2013 01/26/2015	Nil Nil 8,000 Nil	N/A N/A N/A N/A	N/A N/A N/A N/A

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $0.21, and the exercise or base price of the option.

Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year (1) CDN($)	Share-Based Awards - Value Vested During The Year CDN($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year CDN($)
Thomas Shrake CEO	5,000	Nil	Nil
Steven Krause CFO	3,750	Nil	Nil
William Gehlen VP Exploration	2,000	Nil	Nil

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

On December 30, 2009, 165,000 options granted to Mr. Shrake, 125,000 options granted to Mr. Krause and 66,000 options granted to Mr. Gehlen on December 30, 2008, priced at Cdn$0.17 vested. No other previously granted options awarded to either Mr. Shrake, Mr. Krause or Mr. Gehlen vested or were exercised between May 1, 2009 and April 30, 2010. Messers. Shrake, Krause and Gehlen were granted stock options on January 27, 2010 (400,000, 250,000 and 200,000 options respectively) priced at CDN$0.21 with an expiry date of January 26, 2015. The options vest as to 1/3 on the grant date, and 1/3 on each of the subsequent two anniversaries of the grant date. The Company’s closing market price on the TSX on January 27, 2010 (the grant date) was Cdn $0.20. Including previously awarded stock option grants, at April 30, 2010 Mr. Shrake held a total of 1,400,000 options (of which 962,000 are fully vested), Mr. Krause held a total of 500,000 options (of which 333,333 are fully vested) and Mr. Gehlen held a total of 650,000 options (of which 514,000 are fully vested).

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company has a current employment agreement with Thomas Shrake, CEO, which includes termination and change of control benefits.

In the employment agreement, “change of control” is defined as any change in the effective control or direction of the Company and includes:

(a)

an acquisition of 20% or more of the voting rights attached to all outstanding shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding; or

(b)	a change in the Company’s officers or Directors, which alters the effective control or direction of the Company.

An “event of termination” is defined in the employment agreement as the occurrence of any of the following events at any time after a “change of control”, without the executive’s written consent:

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

(d)

the Company taking any action to deprive the executive of any material fringe benefits enjoyed by him immediately prior to the change of control or the Company failing to increase or improve such material fringe benefits on a basis consistent with increases or improvements granted to the Company’s other senior personnel;

(e)	any breach of the Company of any provision of the employment agreement;

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

If, as a result of a “change of control” of the Company, Mr. Shrake experiences an “event of termination” as described above, Mr. Shrake is entitled to a severance payment of 24 months’ salary (based on his official annual salary of US$ 250,000) and is able to exercise any stock options previously granted within 45 business days in the event of termination after a change of control.

Steven Krause has a consulting agreement with the Company which includes a “change of control” clause. In this consulting agreement, “change of control” means the acquisition by any person or by any person and joint actor, whether directly or indirectly, of voting securities as defined in the Securities Act of British Columbia, as amended from time to time (the “Securities Act”), which, when added to all other voting securities of the Company at the time held by such person or by such person and a person acting “jointly or in concert with” another person as that phrase is interpreted by the Securities Act, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors.

Should a change of control occur, all outstanding stock options held by Mr. Krause will become fully vested in accordance with the terms of the 2006 Evergreen Incentive Stock Option Plan, whereupon such options may be exercised in whole or in part by Mr. Krause.

William Gehlen has an employment agreement with a subsidiary of the Company that includes termination and change of controlbenefits.. If, as a result of a “change of control” of the Company, Mr. Gehlen experiences an “event of termination” as defined above, Mr. Gehlen is entitled to a severance payment of 12 months’ salary, plus one month’s salary per year of service after one year, up to a maximum of 24 months’ salary, and is able to exercise any stock options previously granted within 30 calendar days in the event of termination after a change in control.

Other than as set forth above, neither the Company nor its subsidiaries has a contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries, or a change in responsibilities of the Named Executive Officer following a change in control.

Estimated Incremental Payment on Change of Control

Under the terms of Thomas Shrake’s employment agreement, the estimated incremental payment upon termination by the Company on a change of control of the Company, Mr. Shrake is entitled to receive approximately $360,000 (calculated as at April 30, 2010) based upon an amount equal to 24 months’ salary plus any amounts owed in respect of accrued vacation and the accelerated option value of his existing stock options.

There are no provisions in Steven Krause’s consulting agreement that would require the Company to make any payments to Mr. Krause upon a change of control of the Company.

Under the terms of William Gehlen’s employment agreement, the estimated incremental payment upon termination by the Company’s subsidiary on a change of control of the Company, Mr. Gehlen is entitled to receive approximately $240,000 (calculated as at April 30, 2010) based upon an amount equal to 12 months’ salary plus one months’ salary for every year of service beyond one year to a maximum of 24 months’ salary, plus any amounts owed in respect of accrued vacation and the accelerated option value of his existing stock options.

Director Compensation

The following table sets forth all amounts of compensation provided to the directors, who are not also Named Executive Officers, for the Company’s most recently completed financial year:

Director Name (1)	Fees Earned US ($)	Share-Based Awards US ($)	Option-Based Awards US ($)	Non-Equity Incentive Plan Compensation US ($)	Pension Value US ($)	All Other Compensation US ($)	Total US ($)
William Myckatyn	9,317	Nil	16,463	Nil	Nil	Nil	25,780
David Fagin	9,317	Nil	16,463	Nil	Nil	Nil	25,780
Anthony Petrina	9,317	Nil	16,463	Nil	Nil	Nil	25,780
Catherine McLeod-Seltzer	Nil	Nil	27,995	Nil	Nil	Nil	27,995

(1)

Relevant disclosure has been provided in the Summary Compensation Table above, for Mr. Shrake, a director who is also a Named Executive Officer. Mr. Shrake’s total compensation is related to his role as CEO, and he receives no compensation for his services as a Director.

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

  The Company’s three independent directors are each entitled to receive an annual fee of CDN$10,000 to be paid upon his or her election or re-election to the Board at the annual general meeting of the Company.

  Each independent director is entitled to receive a grant of 75,000 stock options upon his or her election or re-election at the Company’s annual general meeting under the Amended Evergreen Plan.

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

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers:

Director Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price CDN($)	Option Expiration Date	Value of Unexercised In -The-Money Options (1) CDN($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested CDN($)
William Myckatyn	90,000 75,000 15,000 125,000 75,000 75,000 50,000	0.92 0.96 1.17 0.17 0.17 0.21 0.21	08/28/2011 08/27/2012 03/09/2013 12/29/2013 12/29/2013 08/25/2014 01/26/2015	Nil Nil Nil 5,000 3,000 Nil Nil	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A
David Fagin	75,000 75,000 125,000 75,000 75,000 50,000	0.92 0.96 0.17 0.17 0.21 0.21	08/28/2011 08/27/2012 12/29/2013 12/29/2013 08/25/2014 01/26/2015	Nil Nil 5,000 3,000 Nil Nil	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Anthony Petrina	75,000 75,000 125,000 75,000 75,000 50,000	0.92 0.96 0.17 0.17 0.21 0.21	08/28/2011 08/27/2012 12/29/2013 12/29/2013 08/25/2014 01/26/2015	Nil Nil 5,000 3,000 Nil Nil	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Catherine McLeod-Seltzer	100,000 125,000 300,000 200,000	0.92 1.17 0.17 0.21	08/28/2011 03/09/2013 12/29/2013 01/26/2015	Nil Nil 12,000 Nil	N/A N/A N/A N/A	N/A N/A N/A N/A

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $0.21 and the exercise or base price of the option.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) CDN($)	Share-Based Awards - Value Vested During The Year (2) CDN($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year CDN($)
William Myckatyn	Nil	N/A	N/A
David Fagin	Nil	N/A	N/A

Director Name	Option-Based Awards - Value Vested During The Year (1) CDN($)	Share-Based Awards - Value Vested During The Year (2) CDN($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year CDN($)
Anthony Petrina	Nil	N/A	N/A
Catherine McLeod-Seltzer	Nil	N/A	N/A

On December 30, 2009, one third of the options granted to Messers Myckatyn, Fagin and Petrina and Ms. McLeod-Seltzer on December 30, 2008 (representing 41,250 options to each of Messers Myckatyn, Fagin and Petrina and 100,000 options to Ms. McLeod-Setlzer), priced at Cdn$0.17, vested. On March 10, 2010, one third of the options granted to Mr. Myckatyn and Ms. McLeod-Seltzer on March 10, 2008 (representing 41,250 options to Ms. McLeod-Seltzer and 5,000 options to Mr. Myckatyn), priced at Cdn$1.17, vested. No other previously granted options awarded to either Mr. Myckatyn, Mr. Fagin, Mr. Petrina or Ms. McLeod-Seltzer vested or were exercised between May 1, 2009 and April 30, 2010. Messers. Myckatyn, Fagin and Petrina were granted 75,000 stock options each on August 26, 2009. These options were priced at Cdn$0.21, fully vested on the date of the grant, and expire on August 26, 2014. The Company’s closing market price on the TSX on August 25, 2009 was Cdn$0.20. On January 27, 2010 Messers Myckatyn, Fagin and Petrina were each granted 50,000 stock options, and Ms. McLeod-Seltzer was granted 200,000 stock options priced at CDN$0.21 with an expiry date of January 26, 2015. The options granted to Messers Myckatyn, Fagin and Petrina fully vested on the date of the grant and the options granted to Ms. McLeod-Seltzer vest as to 1/3 on the grant date, and 1/3 on each of the subsequent two anniversaries of the grant date. The Company’s closing market price on the TSX on January 27, 2010 (the grant date) was Cdn $0.20. Including previously awarded stock option grants, at April 30, 2010 Mr. Myckatyn held a total of 505,000 options (of which 462,500 options are fully vested), Mr. Fagin held a total of 475,000 options (of which 432,500 are fully vested) Mr. Petrina held a total of475,000 options (of which 432,500 are fully vested) and Ms. McLeod-Seltzer held a total of 725,000 options (of which 493,000 are fully vested).

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights CDN($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	8,383,334	0.49	4,647,496
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total:	8,383,334	0.49	4,647,496

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

Independence of Members of Board and Management Supervision by Board

The Company’s Board currently consists of five directors, a majority of whom are independent based upon the tests for independence set forth in Section 803 of the NYSE Amex Company Guide and National Instrument 52-110 Audit Committees (“NI 52-110”). Upon election to the Board at the shareholders’ meeting on August 25, 2010, the Board will include three (3) independent directors: Messrs. Myckatyn, Petrina, and Fagin. Mr. Shrake and Ms. McLeod-Seltzer are not considered independent as they are the President and Chief Executive Officer, and Board Chairman, respectively, of the Company.

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

Name of Director	Name of Other Public Company
Catherine McLeod-Seltzer	Bear Creek Mining Corporation, Stornoway Diamond Corporation, Kinross Gold Corporation and Troon Ventures Ltd.
Anthony J. Petrina	Bear Creek Mining Corporation
William Myckatyn	QuadraFNX Mining Ltd., First Point Minerals Corp., San Marco Resources Inc. and OceanaGold Corporation
David K. Fagin	Golden Star Resources Ltd. and Atna Resources Ltd.

Participation of Directors in Board Meetings

The Board meets at least once every quarter to review, among other things, the performance of the Company. The Board also holds a meeting each year to review and assess the Company’s financial forecasts and business plan for the ensuing year and its overall strategic objectives. Other meetings of the Board are called to deal with special matters as circumstances require. During the Company’s most recently completed financial year, five (5) Board meetings were held. The attendance record of each director for the Board meetings held is as follows:

Name of Director	No. of Board Meetings Attended in the Most Recently Completed Financial Year
Catherine McLeod-Seltzer	5
Thomas Shrake	5
Anthony J. Petrina	5
William Myckatyn	5
David K. Fagin	5

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

Position Descriptions

The Board has developed written position descriptions for the Chairman, the President and CEO and for the Directors at large. On a quarterly basis, the Board approves the operating and capital forecasts, and the Chairman and President and CEO are required to ensure the Company operates within those guidelines. Material departures must be approved by the Board. The Board is of the view that the respective corporate governance roles of the Board and management, as represented by the Chairman and President and CEO, are clear, and that the limits to management’s responsibility and authority are well defined.

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

Ethical Business Conduct

The Board has adopted a written Code of Conduct and Ethics by which it and all officers and employees of the Company abide. A copy of the Code of Conduct and Ethics is available for review on the Company’s website and on SEDAR at www.sedar.com. In addition, the Board, through its meetings with management and other informal discussions with management, monitors in compliance with the Code of Conduct and Ethics and encourages a culture of ethical business conduct. The Company’s high calibre management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate.

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

Composition of the Audit Committee

The members of the Audit Committee are David Fagin, William Myckatyn and Anthony Petrina. All of the members are financially literate and independent for the purposes of National Instrument 52-110 (“NI 52-110”).

Mr. Fagin is a financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Mr. Fagin does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations almost continuously for at least 35 years. Mr. Fagin was involved in the valuation of oil and gas companies for ten years both as a consultant and a bank appraisal engineer (1958-68); President of a subsidiary of Rosario Resources Corporation, a NYSE company (1968-75), Executive Vice-President (1975-77) then President (1977-82) during which period he was intimately involved in financial and accounting matters. In 1982, he founded Fagin Exploration Company and worked closely with an accountant and auditors to maintain the records. From 1986 to 1991, Mr. Fagin was the President and Chief Operating Officer for Homestake Mining Corporation (NYSE), responsible for producing operations in six countries and was involved in decisions for corporate financial reporting. Between 1992 and 1996, Mr. Fagin was Executive Chairman of Golden Star Resources Ltd. (ASE and TSE) and managed all administrative matters including annual reports, audits and registration in Canada and the U.S. Since 1987, Mr. Fagin has served on boards and audit committees of several public companies including T. Rowe Price Mutual Funds, Golden Star Resources Ltd., Canyon Resources Corp. (recently acquired by Atna Resources Ltd.), Dayton Mining Corp. and the Company, where he was either Chairman or a member of each audit committee. He is currently a director of Atna Resources Ltd. and Golden Star Resources Ltd.

Mr. Myckatyn does not have an accounting designation. However, Mr. Myckatyn is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Myckatyn has over 30 years’ experience in the mining industry. Mr. Myckatyn was Chairman, President and Chief Executive Officer of Dayton Mining Corporation (“Dayton”) from 1998 to April, 2002 where he led the restructuring of Dayton and its subsequent merger with the Company. Prior to 1998, Mr. Myckatyn was the President and CEO of Princeton Mining Corporation, overseeing completion in 1997 of the construction of the Huckleberry open-pit copper mine in British Columbia and the 1998 merger of the company with Imperial Metals Corporation. Mr. Myckatyn worked for Gibraltar Mines Limited from 1991 to 1996, initially as Mine Manager and ultimately as President and CEO as the company transitioned from being controlled by Placer Dome Inc. into an independent growth oriented public company, and through it acquisition by Westmin Resources Inc. in 1996. For over ten yeas prior to that, Mr. Myckatyn worked for various operations controlled by Placer Dome Inc. and its associated and predecessor companies including four separate mines in Australia and the Philippines.

Mr. Myckatyn is the Lead Director of QuadraFNX Mining Ltd. and a director of First Point Minerals Corporation, San Marco Resources Inc. and OceanaGold Corporation. Mr. Myckatyn received his Bachelor of Applied Science in Mining Engineering from the University of British Columbia in 1972 and is a registered member of the British Columbia Association of Professional Engineers and Geoscientists.

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

Nomination of Directors

The Nominating Committee is composed of two directors, Messrs. Petrina (Chair) and Myckatyn, each of whom are independent within the meaning of Section 803 of the NYSE Amex Company guide and based upon tests for independence set forth in NI 52-110. The Nominating Committee has the responsibility for recommending to the Board the nominees to fill vacancies on the Board or to be proposed by any member of the Board as candidates for election as directors at the annual general meeting. The Nominating Committee also recommends to the Board a desirable balance of expertise among the Board members, seeks out possible candidates to fill Board positions and aids in attracting qualified candidates to the Board. In addition, the Nominating Committee’s responsibilities include reviewing and monitoring the orientation of new Board members; reviewing and approving officers’ directorships in other companies and reviewing directors’ relationships with outside entities with regard to potential conflicts of interest.

Compensation

The Compensation Committee is composed of Messrs. Fagin (Chair), and Myckatyn, each of whom are independent within the meaning of Section 803 of the NYSE Amex Company guide and based upon tests for independence set forth in NI 52-110. The overall purpose of the Compensation Committee is to make recommendations to the Board for human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

The Compensation Committee is responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and reviewing the adequacy and form of directors’ compensation.

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

The Company’s Health, Safety and Environmental Committee is composed of Messrs. Myckatyn (Chair), Shrake and Petrina, a majority of whom are considered independent based upon the tests for independence set forth in NI 52-110. The Health, Safety and Environmental Committee has the responsibility for reviewing the Company’s environmental policy and for ensuring the Company’s operations are operated in a manner consistent with the environmental policy and also for ensuring the Company’s operations are run in a manner that does not unduly expose its employees to unnecessary risk of accident or death.

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

Shareholder Feedback and Concerns

The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. The Company employs a Vice-President of Investor Relations to monitor and promptly address shareholder concerns in an expeditious and informal manner. If any material issues of concern arise the Board of Directors is informed and provides direction for action as needed. The Company has a disclosure policy which is followed and is available for review on the Company’s website.

D.	Employees

As at April 30, 2010, the Company (including its subsidiaries) had two employees in Canada, three employees in the U.S. and 25 employees in El Salvador. None of the Company’s employees are represented by labour unions.

E.	Share Ownership

See Item 6A. Directors and Senior Management and Item 6B. Compensation for details as to share ownership on an individual basis.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the best of the knowledge of the directors and senior officers of the Company, the following are the only shareholders of the Company that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to the Company’s common shares as at April 30, 2010:

Name of Shareholder	No. of Shares	% of Issued Shares
CDS & Co.	99,477,380	76.34%
CEDE & Co.	12,493,146	9.59%

Voting Rights

The Company’s major shareholders do not have different voting rights from other shareholders.

Change of Control

To the best of the Company’s knowledge, there are no arrangements of which may result in a change in control of the Company.

Geographic Breakdown

As at May 31, 2010, there were 179 U.S. registered holders owning 17,632,098(13.53%) of the Company’s outstanding shares.

The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.

B.	Related party transactions

The Company received accounting and tax services from an accounting firm of which an officer of the Company is a partner. The total accounting fees paid were Cdn$52,223.

C.	Interests of Experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The consolidated financial statements required to be filed as a part of this annual report on Form 20-F are filed under Item 17 and incorporated herein by reference.

B.	Significant Changes

There have been no significant changes since April 30, 2010 that are not disclosed herein.

ITEM 9. THE OFFER AND LISTING

A.	The Offer and Listing Details

The Company’s post-amalgamation shares were called for trading on the TSX and the NYSE Amex, on April 15, 2002 as “PMU”. Prior to April 15, 2002 Dayton’s shares traded as “DAY” on the TSX and the American Stock Exchange and the Company’s shares traded as “PFG” on the TSX.

The following table sets forth the annual high and low closing prices of the common shares traded on the TSX and NYSE Amex for the five most recent financial years.

	TSX CDN($)		NYSE Amex US($)
Fiscal Period Ended	High	Low	High	Low
April 30, 2010	0.40	0.16	0.3597	0.1649
April 30, 2009	0.99	0.09	0.99	0.0797
April 30, 2008	1.25	0.83	1.39	0.83
April 30, 2007	1.43	0.70	1.29	0.63
April 30, 2006	1.06	0.55	0.91	0.44

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent full financial years and any subsequent period:

	TSX CDN($)		NYSE Amex US($)
Fiscal Financial Quarter Ended	High	Low	High	Low
April 30, 2010	0215	0.16	0.22	0.1649
January 31, 2010	0.315	0.18	0.29	0.18
October 31, 2009	0.345	0.20	0.32	0.19
July 31, 2009	0.40	0.21	0.3597	0.21
April 30, 2009	0.29	0.18	0.24	0.14
January 31, 2009	0.26	0.09	0.21	0.0797
October 31, 2008	0.41	0.12	0.38	0.1089
July 31, 2008	0.99	0.27	0.99	0.27

The following table outlines the high and low market prices for each of the most recent six months:

	TSX CDN($)		NYSE Amex US($)
Month	High	Low	High	Low
June 2010	0.185	0.225	0.20	0.176
May 2010	0.25	0.19	0.244	0.1901
April 2010	0.215	0.175	0.22	0.187
March 2010	0.205	0.165	0.2048	0.1678
February 2010	0.20	0.16	0.188	0.1649
January 2010	0.245	0.19	0.234	0.18

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

2.

A director who has a disclosable interest in a proposed contract or transaction with the Company shall be liable to account to the Company for any profits that accrue to the director under or as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the Act. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter into is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolutions. The Articles of the Company permit an interested director to be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. The Company, if authorized by the board of directors, may borrow money, issue debt obligations and charge the assets of the Company, provided only that such power is exercised bona fide and in the best interests of the Company. There is no mandatory retirement age for directors. A director is not required to hold shares of the Company.

3.

The Company has only one class of common shares, without any special rights or restrictions. The dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of directors. A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six year contract debts limitation. Each common share is entitled to one vote on the election of each director. There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all the directors of the Company. Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of surplus assets of the Company after payment to creditors on any winding up, liquidation or dissolution. There are no redemption or sinking fund provisions. All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by the Company. There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

4.	Pursuant to the Act and the Articles of the Company, the rights of shareholders may be changed only by the shareholders passing a special resolution approved by two-thirds (2/3) of the votes cast at a general meeting of the Company, the notice of which is accompanied by a circular describing the proposed action and its effect on the shareholders. Certain special resolutions provide that a shareholder may dissent in respect of the resolution, by sending a notice of dissent to the Company and otherwise complying with the provisions of the Act. A shareholder who validly exercises such right of dissent in accordance with the Act may have the shares that are subject of the notice of dissent purchased by the Company at their fair value.

5.	The board of directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting. The board may call an extraordinary general meeting at any time. Notice of such meetings must be accompanied by information circular describing the proposed business to be dealt with and making the required disclosure regarding the Company and the matters to be considered at the meeting. A shareholder or shareholders holding in the aggregate of 5% of the issued shares of the Company may requisition a meeting and the board is required to hold such meeting within four months of such requisition. Admission to such meetings is open to registered shareholders and their duly appointed proxyholders. Others may be admitted with the consent of the meeting.

6.	The constating documents of the Company contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on the shares of the Company.

7.	There are no provisions in the Company’s constating documents that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

8.	There are no provisions in the Company’s constating documents that govern the ownership threshold above which shareholder ownership must be disclosed.

9.	There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company. However, the Investment Canada Act (Canada) requires certain non-Canadian individuals, governments, corporations, agencies or entities who wish to acquire “a Canadian business” or to establish a “new Canadian business” as those terms are defined in that Act, to file a notification or an application for review with Investment Canada, a Canadian federal governmental agency. The Investment Canada Act requires that certain acquisitions of control of a Canadian business by a non-Canadian must be reviewed by the Minister responsible for the Act and approved on the basis that the Minister is satisfied that the acquisition is likely to be of net benefit to Canada, having regard to the criteria set forth in the Act. The Act makes the acquisition of control a reviewable event. The Act sets out detailed rules for determining whether control has been acquired. The acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be deemed to constitute acquisition of control. A reviewable acquisition of control may not be implemented before being approved by the Minister. If not ultimately approved, a reviewable acquisition that has been completed may be subject to an order to divest, enforceable by injunction or a court order directing disposition of assets or shares.

10.	There are no provisions in the Company’s constating documents that govern changes in capital that are more stringent that required by law.

C.	Material contracts

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

Although not free from doubt, the Company believes it likely did not constitute a "passive foreign investment company" during the tax year ended April 30, 2010. However, the Company may constitute a “passive foreign investment company in the current and future tax years. If the Company constitutes a “passive foreign investment company” for a tax year, such classification will likely have adverse U.S. federal income tax consequences for U.S. shareholders.

Although the matter is not free from doubt, U.S. investors in our Common Shares should be aware that the Company believes that it likely did not constitute a passive foreign investment company (“PFIC”) during the tax year ended April 30, 2010. However, based on current business plans and financial projections, the Company believes there is a significant likelihood that it will be a PFIC for the current and future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF rules, in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

an individual who is a citizen or resident of the U.S.;

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

an estate whose income is subject to U.S. federal income taxation regardless of its source; or

a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for  all substantial decisions or (b) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S., (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Not Addressed

This summary does not address the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will effect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally means all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the shares of a Subsidiary PFIC and (b) a disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

Although the matter is not free from doubt because the Company disposed of its interest in the Denton-Rawhide joint venture, the Company believes that it likely did not constitute a PFIC during the tax year ended April 30, 2010. Based on current business plans and financial expectations, the Company believes that there is a significant likelihood that it will be a PFIC for current and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and any Subsidiary PFICs as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” received on Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Common Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “ Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”. In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Recent Legislative Developments

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for tax years beginning after December 31, 2012. In addition, for tax years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the Common Shares) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of Common Shares.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2010), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

A.	Quantitative Disclosure about Market Risk

The Company holds its cash and cash equivalents primarily in U.S. dollar and Canadian dollar denominated accounts and its expenses are primarily incurred in U.S. dollars. At April 30, 2010 the amount of cash and cash equivalents held was $1,333, the amount of accounts receivable was $81 and the amount of accounts payable and accrued liabilities was $2,626. Based on these net exposures at April 30, 2010 and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $76 in the Company’s net earnings.

The Company is subject to price risk from fluctuations in the market price of gold and silver as a result of it holding bullion, which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the US dollar relative to other major currencies, global demand and supply and global political and economic conditions.

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at April 30, 2010:

	2011 $	2012 $	2013 $	2014 and later $	Total $
Accounts payable	1,580	-	-	-	1,580
Operating leases	40	40	30	-	110
Totals	1,620	40	30	-	1,690

The exposure of the Company’s financial instruments to interest risk continues to be limited.

B.	Qualitative Disclosure about Market Risk

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

Commodity Price Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. The Company’s credit risk is primarily attributable to its liquid financial assets and the maximum credit risk the Company is exposed to is 100% of cash and receivables. The Company limits its exposure to credit risk by depositing its cash and cash equivalents with international financial institutions. The Company does not have financial assets that are invested in asset based commercial paper.

Foreign Currency Risk

Foreign exchange risk is the risk that the fair value of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company holds its cash and cash equivalents primarily in U.S. dollar and Canadian dollar denominated accounts and its expenses are primarily incurred in U.S. dollars. At April 30, 2010 the amount of cash and cash equivalents held was $1,333, the amount of accounts receivable was $81 and the amount of accounts payable and accrued liabilities was $2,626. Based on these net exposures at April 30, 2010 and assuming that all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an increase or decrease of $76 in the Company’s net earnings. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

U.S. dollar against the Canadian dollar would result in an increase or decrease of $76 in the Company’s net earnings. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet its operating commitments.

The Company does not presently have sufficient working capital to meet its accounts payable and accrued liabilities, nor its anticipated exploration and general and administrative expenses or the estimated costs of pursuing the CAFTA action during fiscal 2011. The Company will require financing during fiscal 2011 to meet these expenses and obligations.

The Company seeks to manage liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include Pacific Rim’s performance as measured by various factors including the progress and permitting of the El Dorado project, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets.

Fair Values

As at April 30, 2010, the Company’s carrying values of receivables, deposits and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity.

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

The Company has not changed its disclosure controls during the twelve months ended April 30, 2010 that has materially affected, or is reasonably likely to materially affect, its control over disclosures. Due to staffing changes made during the year ended April 30, 2009, the Chief Financial Officer became responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should be considered a material weakness in its disclosure controls and procedures.

B.	Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (‘Exchange Act”).

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

There has been no change to the Company’s internal controls over financial reporting during the twelve months ended April 30, 2010 that has materially affected, or is reasonably likely to materially affect, its control over financing reporting.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The Company’s CEO and CFO assessed the design and operating effectiveness of the Company’s internal control over financial reporting as at April 30, 2010:

Based on that assessment, management concluded that, as at April 30, 2010, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is integral to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. The weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

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

C.	Changes in internal control over financial reporting

During the period covered by this annual report on Form 20-F, there has been no change to the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, its control over financing reporting.

The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports, which represents a weakness that has the potential to result in material misstatements in the Company’s financial statements.

Management has concluded that taking into account the present stage of the Company’s development the Company does not have sufficient size and scale to warrant hiring of additional staff to correct the weakness at this time.

ITEM 16 [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

David Fagin is a financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

ITEM 16B. CODE OF ETHICS

The Company has had in place, since 2002, a Code of Conduct and Ethics (the “Code”). A revised Code was approved by the Board of Directors of the Company on December 17, 2002. A copy of the Code can be found on the Company’s website at http://www.pacrim-mining.com/s/CorporateGovernance.asp.

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

PricewaterhouseCoopers LLP acted at the Company’s independent auditor for the fiscal years ended April 30, 2009 and April 30, 2010. The chart below sets forth the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the last two fiscal years and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars:

External Auditor Service Fees (By Category), (in Canadian Dollars)

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
April 30, 2010	$85,947	Nil	Nil	Nil
April 30, 2009	$330,650	Nil	Nil	Nil

(1)	The aggregate audit fees billed.
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

“Tax Fees” are the fees billed for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice, and tax planning.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended April 30, 2010 and 2009, including the report of the independent auditor with respect thereto, are filed as Exhibit 1 and incorporated by reference in this annual report on Form 20-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 to the Company’s audited consolidated financial statements.

ITEM 18. FINANCIAL STATEMENTS

The Company elected to provide financial statements pursuant to Item 17.

ITEM 19 EXHIBITS

EXHIBITS
99.1	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Report on Consolidated Financial Statements
Consolidated Balance Sheets as at April 30, 2010 and April 30, 2009;
Consolidated Statements of Loss for the years ended April 30, 2010, 2009, and 2008;
Consolidated Statements of Shareholders’ Equity;
Consolidated Statements of Cash Flows for the years ended April 30, 2010, 2009, and 2008;
Consolidated Statement of Comprehensive Loss for the year ended April 30, 2010
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 16)

CERTIFICATIONS
99.2	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.3	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.4	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
CONSENTS
99.6	Consent of PricewaterhouseCoopers LLP, Chartered Accountants
99.7	Consent of William Gehlen, Certified Professional Geologist

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC RIM MINING CORP.

	By:	“Thomas C. Shrake”
Name: Thomas C. Shrake
Title: President and Chief Executive Officer

Date: July 28, 2010

CERTIFICATION

I, Thomas C. Shrake, certify that:

1.        I have reviewed this annual report on Form 20-F of Pacific Rim Mining Corp.;

2.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.        Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.        The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

        (a)        Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b)        Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

        (c)        Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        (d)        Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.        The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

        (a)        All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

        (b)        Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: July 21, 2010	By:
“Thomas C. Shrake”
Thomas C. Shrake
Chief Executive Officer

CERTIFICATION

I, Steven Krause, certify that:

I have reviewed this annual report on Form 20-F of Pacific Rim Mining Corp.;

1.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

2.        Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

3.        The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

4.     (a)        Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b)        Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

        (c)        Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        (d)        Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.        The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

        (a)        All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

        (b)        Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: July 21, 2010	By:	“Steven Krause”
Steven Krause
Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Pacific Rim Mining Corp. (the “Company”) on Form 20-F for the period ended April 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Thomas C. Shrake, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)        The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)        The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

July 21, 2010	“Thomas C. Shrake”

Thomas C. Shrake
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Pacific Rim Mining Corp. and will be retained by Pacific Rim Mining Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Pacific Rim Mining Corp. (the “Company”) on Form 20-F for the period ended April 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Steven Krause, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)        The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)        The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

July 21, 2010	“Steven Krause”

Steven Krause
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Pacific Rim Mining Corp. and will be retained by Pacific Rim Mining Corp. and furnished to the Securities and Exchange Commission or its staff upon request.