Form 20-F/A
period 2010-04-30
PACIFIC RIM MINING CORP
filed 2010-10-05
CIK 1056512

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2010

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to _____
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event require this shell company report:

Commission file number: 001-31328

PACIFIC RIM MINING CORP.

 (Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)
625 Howe Street, Suite 1050, Vancouver, British Columbia, Canada V6E 2T6
(Address of principal executive offices

Barbara Henderson 625 Howe Street, Suite 1050, Vancouver, British Columbia, Canada V6E 2T6 Tel: (604) 689-1976 E-mail: bhenderson@pacrim-mining.com
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  130,308,308

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☐  Yes              ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes              ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or if such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes              ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was require to submit and post such files)   ☐ Yes              ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer  ☐               Accelerated Filer      ☐                    Non-accelerated filer     ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

                US  GAAP   ☐International Reporting Standards as issued     ☐Other     ☒

                     By the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

                          Item 17   ☒                   Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in  Rule 12b-2 of the Exchange Act). ☐ Yes              ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended April  30, 2010 that was initially filed on July 28, 2010 (the “Form 20-F”), is being filed to revise the description of financial data under “Item 3: Key Information.”No other sections of the Form 20-F, as previously filed, have been amended, revised, or updated. In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ("SOX"), and the certifications pursuant to Section 906 of SOX, filed as exhibits to the Form 20-F, have been re-executed as of the date of, and are re-filed as part of, this Amendment No. 1 as Exhibits 99.2, 99.3, 99.4 and 99.5.  No other changes have been made to the Form 20-F. The filing of this Amendment No. 1 shall not be deemed an admission that the Form 20-F, when filed, included any known untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

This Amendment is incorporated by reference into the Company's Registration Statement on Form  S-8 (File no. 333-100832).

PART I

ITEM 3.  KEY INFORMATION

A.           Selected Financial Data

The following table presents selected financial information.  The Company prepares its financial statements, which are filed with this report on Form 20-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of United States companies.  There is one quantitative difference between Canadian GAAP and United States GAAP as disclosed in note 16 of the consolidated financial statements for the year ended April 30, 2010.

The following selected data has been extracted from the more detailed financial statements included herein, including the Company’s audited consolidated financial statements prepared under Canadian GAAP and US GAAP.  The selected financial data is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto as well as management’s discussion and analysis of results of operations.

		Year Ended April 30 (in thousands of US Dollars)
	2010 US GAAP	2010 Cdn GAAP	2009 Cdn and US GAAP	2008 Cdn and US GAAP	2007 Cdn and US GAAP	2006 Cdn and US GAAP
Loss from Continuing Operations	(3,874)	(5,005)	(9,443)	(15,657)	(13,326)	(7,433)
Net Loss	(3,836)	(4,967)	(6,276)	(12,734)	(9,417)	(608)
Income (loss) per common share from continued operations – Basic and Diluted	(0.03)	(0.04)	(0.08)	(0.13)	(0.12)	(0.09)
Income (loss) per common share – Basic and Diluted	(0.03)	(0.04)	(0.05)	(0.11)	(0.09)	(0.01)
Total Assets	6,927	6,927	8,187	18,270	21,494	25,320
Net Assets	2,697	4,301	6,508	12,161	16,637	22,655
Cash Dividend per share	N/A	N/A	N/A	N/A	N/A	N/A
Shares outstanding(1)	130,308,308	130,308,308	118,033,642	116,915,460	109,781,960	105,590,960
Total shareholders’ Equity	2,697	4,301	6,508	12,161	16,637	22,655

(1)   Number of common shares issued and outstanding

ITEM 19  EXHIBITS

EXHIBITS
99.1*	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Report on Consolidated Financial Statements
Consolidated Balance Sheets as at April 30, 2010 and April 30, 2009;
Consolidated Statements of Loss for the years ended April 30, 2010, 2009, and 2008;
Consolidated Statements of Shareholders’ Equity;
Consolidated Statements of Cash Flows for the years ended April 30, 2010, 2009, and 2008;
Consolidated Statement of Comprehensive Loss for the year ended April 30, 2010
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 16)

CERTIFICATIONS
99.2	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.3	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.4	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS
99.6*	Consent of PricewaterhouseCoopers LLP, Chartered Accountants
99.7*	Consent of William Gehlen, Certified Professional Geologist

*Previously filed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC RIM MINING CORP.

By: "Thomas C. Shrake"
Name: Thomas C. Shrake Title: President and Chief Executive Officer

Date: October 4, 2010