Form 20-F
period 2011-04-30
PACIFIC RIM MINING CORP
filed 2011-07-27
CIK 1056512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2011

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event require this shell company report:
For the transition period from ____ to _____

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
Name,Telephone, E-mail and or/Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 168,401,708

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated Filer [ ]	Non-accelerated filer [ x ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Reporting Standards as issued [ ]	Other [ x ]
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

GLOSSARY OF TECHNICAL TERMS

In this annual report on Form 20-F, the following terms and acronyms have the following meanings:

“CAFTA”	The Dominican Republic-United States-Central America Free Trade Agreement

“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum.

“Dore”	A compound containing gold and silver metal and various impurities.

“GOES”	The Government of El Salvador

“g/t” or “gpt”	Grams per tonne. One gram per tonne equals 0.02917 troy ounces per short ton.

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

“ICSID”	The International Center for the Settlement of Investment Disputes

“ILES”	The Investment Law of El Salvador”

“Ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

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

  the potential for delays in exploration or development activities;

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

PART I

In this document, references to “we”, “our”, “us”, the “Company” or “Pacific Rim” mean Pacific Rim Mining Corp. and: its U.S. subsidiaries (Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc., and Dayton Mining (U.S.) Inc.); Salvadoran subsidiaries (Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”)); and, Panamanian subsidiary (Minera Verde, S.A. (“Minera Verde”)), inclusive, unless the context of the sentence clearly suggests otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following table presents selected financial information. The Company prepares its financial statements, which are filed with this report on Form 20-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. There is one quantitative difference between Canadian GAAP and United States GAAP as disclosed in note 13 of the consolidated financial statements for the years ended April 30, 2011 and 2010.

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

	Year Ended April 30 (in thousands of US Dollars)
	2011 US GAAP	2011 Cdn GAAP	2010 US GAAP	2010 Cdn GAAP	2009 Cdn and US GAAP	2008 Cdn and US GAAP
Loss from Continuing Operations	(3,735)	(4,002)	(3,874)	(5,005)	(9,443)	(15,657)
Net Loss	(3,735)	(4,002)	(3,836)	(4,967)	(6,276)	(12,734)
Income (loss) per common share from continued operations – Basic and Diluted	(0.03)	(0.03)	(0.03)	(0.04)	(0.08)	(0.13)
Income (loss) per common share – Basic and Diluted	(0.03)	(0.03)	(0.03)	(0.04)	(0.05)	(0.11)
Total Assets	6,681	6,681	6,927	6,927	8,187	18,270

	Year Ended April 30 (in thousands of US Dollars)
	2011 US GAAP	2011 Cdn GAAP	2010 US GAAP	2010 Cdn GAAP	2009 Cdn and US GAAP	2008 Cdn and US GAAP
Net Assets	2,195	3,993	2,697	4,301	6,508	12,161
Cash Dividend per share	N/A	N/A	N/A	N/A	N/A	N/A
Shares outstanding(1)	150,568,308	150,568,308	130,308,308	130,308,308	118,033,642	116,915,460
Total shareholders’ Equity	2,195	3,993	2,697	4,301	6,508	12,161

(1) Number of common shares issued and outstanding

Outstanding Share Data

The following table outlines the common shares outstanding at and subsequent to the year end to:

	Number of Common Shares	Number of Options	Number of Warrants
Balance on April 30, 2011	150,568,308	10,295,000	23,531,000
Issued or Exercised subsequent to year end	17,833,400	Nil	9,633,100
Balance on July 20, 2011	168,401,708	10,295,000	33,164,100

Currency and Exchange Rates

Unless otherwise indicated, all dollar amounts in this annual report on Form 20-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on July 19, 2011, based on the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = CDN $XX.

Exchange Rates for Previous Six Months
For the Month ended	High	Low
April 2011	$0.9610	$0.9551
March 2011	$0.9796	$0.9737
February 2011	$0.9905	$0.9849
January 2011	$0.9974	$0.9911
December 2010	$1.0112	$1.0050
November 2010	$1.0170	$1.0099

Exchange Rates for Previous Five Financial Years ended December 31
For the Year Ended	Average
December 31, 2010	$1.0299
December 31, 2009	$1.1420
December 31, 2008	$1.0660
December 31, 2007	$1.0748
December 31, 2006	$1.1342

B.	Capitalization and indebtedness

Not applicable.

C.	Reason for the offer and use of proceeds

Not applicable.

D.	Risk Factors

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

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company currently has no source of income. The risk factors that could affect the Company’s future results include, but are not limited to, those items discussed below. Descriptions of the Company’s exploration properties, including details of an ongoing legal action pertaining to the El Dorado property, are described in Item 4D – “Property, Plant and Equipment”.

In particular, the following risk factors apply:

History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of April 30, 2011, the Company had an accumulated deficit of $90.1 million. The Company currently has no source of revenue and there can be no assurance that the Company will realize revenue growth or achieve profitability in the future.

Financing Risks

The Company’s sources of financing include current cash and cash equivalents, and short term investments. The Company utilizes these limited financial resources to finance its exploration activities, general and administrative and legal expenses. While the Company believes it has the financial resources to conduct the exploration work, property maintenance, and general and administrative expenditures it has currently planned or is obligated to undertake during fiscal 2012, future financing will be necessary in order to fund future costs associated with an ongoing legal action, ongoing general and administrative costs including regulatory responsibilities, as well as to fund future exploration work including: a Phase II exploration program at Hog Ranch (if warranted); the resumption of exploration work at the El Salvador properties (if conditions allow); possible exploration program on the Remance project (should its acquisition be finalized); and, exploration on other potential future property acquisitions. Furthermore the Company does not have the funds in place to conduct mine development activities at the El Dorado property should the Company receive the permits allowing it to undertake these activities.

There is no assurance that financing will be available to the Company, on reasonable and acceptable terms at the time it is required by the Company. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the Company’s failure to remain a going concern, the Company’s inability to continue to fund PacRim’s CAFTA/ILES action, or could cause the delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

Going Concern

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that cast substantial doubt on the validity of that assumption. During the year ended April 30, 2011, the Company incurred a loss of $4.0 million (2010 - $5.0 million) before discontinued operations and as at April 30, 2011 has an accumulated deficit of $90.1 million (April 30, 2010 - $86.1 million). The Company will require additional funding to maintain its ongoing exploration programs and property commitments, for administrative purposes and CAFTA arbitration and negotiation. These legal costs for CAFTA are substantial.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company has obtained additional financing subsequent to April 30, 2011, however the Company will require additional financing through, but not limited to, the issuance of additional equity in order to fund its ongoing exploration and CAFTA costs. There can be no assurance the Company will be successful in this endeavor.

The consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities

Maintenance of Exchange Listings

The Company’s shares currently trade on the TSX in Canada and on the OTCQX platform in the US. The Company remains SEC-registered in the US. The Company’s ability to maintain its TSX listing will be dependent on meeting the exchange’s ongoing listing maintenance standards including provisions for minimum exploration work expenditures. The Company did not meet the TSX’s exploration work expenditure standard during fiscal 2011, but anticipates satisfying this ongoing listing maintenance item during fiscal 2012 as a result of planned exploration work on the Hog Ranch property. The TSX may elect at any time to undertake a formal listing review of the Company, which could result in the Company’s shares being subject to delisting from the TSX, in which event the Company would seek a listing on the TSX Venture Exchange. However, there is no assurance that the Company would be successful in obtaining such a listing.

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

The El Dorado Project is the Company’s most advanced exploration property, which along with its secondary grassroots exploration projects Santa Rita and Zamora-Cerro Colorado, is located in El Salvador. The Company may commence exploration programs in other jurisdictions during fiscal 2012. As with most jurisdictions, El Salvador imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. There can be no assurance that additional significant restrictions will not be placed on the Company's existing or future properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

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

Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards use in this annual report

We use the terms “measured resources,” “indicated resources” and “inferred resources” in this annual report on Form 20-F to comply with reporting standards in Canada. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. While we have converted a portion of these resources to proven and probable reserves, U.S. investors are cautioned not to assume that any part or all of the additional mineral deposits in these categories will ever be converted into mineral reserves. Mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of a feasibility study or other economic evaluations. Investors are cautioned not to assume that any part of the reported measured mineral resource, indicated mineral resource, or inferred mineral resource in this Annual Report is economically or legally mineable. See “Cautionary Note to U.S. Investors Regarding Resource and Reserve Estimates” above.

Title to Properties

PRES, a subsidiary of PacRim, has applied for an exploitation concession over a portion of its El Dorado Project exploration licence area and has carried out the studies required by the authorities for this concession, including an EIS. The approval of the El Dorado EIS by the Salvadoran Ministry of Natural Resources and the Environment is a requirement for approval of the exploitation concession by the Ministry of Economy. The Company cannot say with certainty if or when the authorities in El Salvador will approve the El Dorado EIS or grant PRES an exploitation concession. The exploitation concession application area covers ground protected by an exploration licence granted to PRES that nominally expired in January 2005. Legal opinions secured by the Company indicate that El Salvadoran administrative laws and procedures assure PRES exclusive rights to the proposed exploitation concession area while the application is in process, despite the underlying exploration licence having expired. There can be no assurance however that this opinion will not be challenged by regulatory authorities or other third parties and that PRES’s legal rights to explore within the exploitation concession application area will be upheld indefinitely pending the outcome of the application process. Furthermore, as a result of restricted access to documents in El Salvador due to the ongoing CAFTA/ILES arbitration, the Company has not had the ability to confirm or renew its existing Salvadoran exploration licences during fiscal 2011.

The Company conducted significant due diligence on the Hog Ranch property in Nevada prior to signing the Hog Ranch LOI, and the subsequent Definitive Agreement, granting the Company the option to acquire a 65% joint venture interest in Hog Ranch, including securing legal opinions on the title and underlying agreements and underlying obligations of the Hog Ranch claims. The Company is of the opinion that the Hog Ranch claims are in good standing and that title to the project lies with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”). However, the Hog Ranch property may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects.

The Company conducted significant due diligence on the Remance Project in Panama prior to signing a letter of intent to acquire the project from Minera Clifton, including securing legal opinions on the title and tenure of the Remance exploitation concession. The Company is of the opinion that the Remance exploitation concession is in good standing and that title to the project lies with Minera Clifton. However, the Remance property, as well as the Company's other exploration properties, may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects.

The Remance exploitation concession is nearing the end of its initial term and the Company’s decision to sign a Final Agreement on the acquisition of this project is dependent on Minera Clifton obtaining an extension to the term of the concession, as is provided for under Panamanian law. Minera Clifton’s application for extension of the Remance exploitation concession was recently denied by the Panamanian ministry responsible for mining, a decision which Minera Clifton is now appealing. There can be no assurance at this time that the ministry’s decision will be overturned and that the Remance exploitation concession extension will ultimately be granted. As such, although the Company intends to keep the Remance LOI in place (as there is no cost or risk in doing so), the Company’s acquisition of the Remance project can not be guaranteed.

The Company has investigated and believes it has good title to its properties. However, there is no guarantee that adverse claims to title will not arise in the future, nor can the Company express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions.

Government Law, Environmental and Other Regulatory Requirements

The Company's current exploration projects are located in the US and El Salvador, and the Company may acquire exploration properties in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

Currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in the foreign jurisdictions in which the Company operates.

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

PRES has experienced significant delays in the processing of its El Dorado EIS and exploitation concession application, and as a result PacRim initiated an action against the GOES under the CAFTA international trade treaty and the Investment Law of El Salvador. There can be no assurance that PRES will be successful in either obtaining its sought-after El Dorado exploitation concession, or that any legal challenges PacRim has undertaken or that the Company or its subsidiaries may choose to undertake in the future to resolve this issue will be successful. PacRim is currently awaiting a decision from the ICSID Tribunal presiding over its legal action under CAFTA and the Investment Law of El Salvador regarding the Jurisdiction Objection filed by the GOES. This ruling is outside of PacRim’s and the Company’s control. If this decision is not in favor of PacRim, all or parts of the legal action may not proceed as planned or may require significant revision, either of which could result in significant impact on the Company’s share price.

Foreign Operations

The Company and its subsidiaries operate in certain parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption and may operate its business in manners that are contrary to the regulations imposed in the United States and Canada. While the Company has policies in place to ensure adequate monitoring of its activities and compliance with Canadian, United States and local laws and regulations in the countries in which it operates, there can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or negligent acts committed by its employees or agents. Such employees or agents may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. Foreign Corrupt Practices Act. Violations of these laws, or allegations of such violations, could disrupt the Company’s business and result in a material adverse effect on its business and operations.

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

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, directors who have such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

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

Currency Fluctuations May Affect the Costs of Doing Business

The Company's offices and primary activities are currently located in Canada, the United States, and El Salvador. Gold and silver are sold in international markets at prices denominated in US dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the US dollar. Any appreciation of these currencies vis a vis the US dollar could increase the Company's cost of doing business in these countries. In addition, the US dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

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

Reclamation Risks at Denton-Rawhide

During fiscal 2009 the Company sold the assets it held through its 49% interest in the Denton-Rawhide joint venture to its 51% partner Kennecott. Subsequently, in late calendar 2010, Kennecott sold its 100% interest in the Denton-Rawhide Joint Venture to a third party. According to the terms of Kennecott's 2010 sale, reclamation obligations at the Denton-Rawhide operation were separated such that Kennecott remains responsible for reclamation expenditures due to any disturbances created prior to the sale, and the purchaser becomes responsible for undertaking reclamation related to any disturbances created after the sale. As part of the sale of its interest in Denton-Rawhide to Kennecott, the Company had provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures (limited to those related to disturbances made up to the point the Company sold it's interest in the operation) were to exceed $7.0 million. In other words, the Company's obligations are limited to pre-sale property conditions. The Coordinating Committee of the Denton-Rawhide mine estimates total reclamation and severance costs for the Denton-Rawhide mine will be $9.8 million. $4.5 million in reclamation and severance costs have already been incurred on behalf of the Company and Kennecott as previous joint venture partners, leaving an estimated $5.3 million allocated for future reclamation costs related to disturbances made at the operation prior to Kennecott’s 2010 sale of the property..

This estimate may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine for which the Company is jointly responsible, and the Company recognizes a potential future reclamation liability, as per the terms of its sale as described above, should actual reclamation and closure costs exceed $7.0 million in excess of reclamation and severance costs incurred prior to the date of the sale (October 30, 2008).

Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past decade. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase alongside corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC, Canadian Securities Administrators and the TSX. The Company expects these rules and regulations to continue to result in significant legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of the regulations to which it must comply, including Sarbanes-Oxley Section 404 and National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or NI 52-109 could be impaired, which could cause the Company's stock price to decrease.

Environmental Risks and Hazards

The Company’s exploration activities are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may also exist on the Company’s properties that are currently unknown to the Company and that have been caused by previous or existing owners or operators of the properties.

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

Foreign Private Issuer Status

The Company is required to determine its “foreign private issuer” status (as defined in Rule 3b-4(c) under the U.S. Securities and Exchange Act of 1934 (as amended) for the purposes of U.S. securities law) (the “Exchange Act”), annually at the end of its second fiscal quarter. Although more than 50% of its voting securities were held by U.S. residents as of the last business day of its most recently completed second fiscal quarter, the Company is still considered a foreign private issuer as it met the following conditions: (i) a majority of its executive officers and directors, taken separately, are non-U.S. citizens or residents, (ii) more than 50% of its assets are located outside the U.S., and (iii) the business of the Company is principally administered outside the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. This could have a materially adverse impact on the Company’s corporate overhead costs and its ability to raise future financing.

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

Market events and conditions

In recent years the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions have caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

General economic conditions

Ongoing volatility in global financial markets has had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically:

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

The Company is domiciled in British Columbia, Canada and is a company organized under the New Act. The Company’s principal place of business is located at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located on the 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The Company, through its subsidiaries, has administration offices in Nevada and El Salvador. The Company’s U.S. agent is Dorsey & Whitney LLP, located at 1400 Wewatta Street, Suite 400, Denver, Colorado 80202-5549, USA.

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

Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the high grade, vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company recently acquired a joint venture option on the Hog Ranch epithermal gold project in Nevada and is actively pursuing additional exploration opportunities elsewhere in the Americas.

The El Dorado gold project in El Salvador was the focus of virtually all of the Company’s exploration work between 2002 and 2008, when efforts to advance its El Salvador projects, including El Dorado, ceased as a result of the GOES passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado project. The El Dorado project is now the subject of a legal dispute initiated by the Company’s subsidiary and owner of the El Dorado project, PacRim, under CAFTA and the Investment Law of El Salvador (the “CAFTA/ILES” action). Notwithstanding the ongoing CAFTA/ILES legal action, the Company continues to seek a negotiated resolution to the El Dorado permitting impasse and to renewing its advancement of the El Dorado project.

The Company’s business plans and management talent primarily lie in gold exploration in the Americas. Accordingly, management has renewed its focus on the acquisition of new projects of merit that fit its exploration objectives. In March 2011 the Company signed a letter of intent to acquire a 65% joint venture interest in the Hog Ranch epithermal gold property in northern Nevada. Subsequent to the end of fiscal 2011, a Definitive Agreement was executed between the Company and the Hog Ranch vendors, and exploration plans for Hog Ranch are now being coordinated. Earlier in fiscal 2011, the Company signed a letter of intent to acquire the Remance gold project in Panama. Formal acquisition of Remance remains on hold however, and is highly uncertain at this time, pending the outcome of an appeal launched by the property vendors in response to the Government of Panama’s recent denial of an extension to the Remance concession term. If this roadblock is overcome, the Company will proceed with the Remance acquisition. In the meantime, the Company is focusing is exploration efforts on the Hog Ranch property and on the ongoing search for additional project acquisitions.

Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

Significant Events During Fiscal 2011

Significant technical and corporate events that occurred during the twelve months ended April 30, 2011 include:

  On May 31, and June 1, 2010, hearings on a Preliminary Objection filed by the GOES, which sought to dispose of nearly all of the claims brought by PacRim against GOES under CAFTA and the Investment Law of El Salvador, were held at the headquarters of the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, DC. On August 2, 2010 the ICSID tribunal panel that is hearing the investment claims of PacRim against the GOES, and that presided over the Preliminary Objection hearings, ruled in favour of PacRim, unanimously rejecting all of the arguments made by the GOES in its Preliminary Objection filed under Articles 10.20.4 and 10.20.5 of CAFTA.

  On August 19, 2010, the Company notified NYSE Amex Equities (“NYSE Amex”) of its intent to voluntarily delist its common shares from NYSE Amex. As the Company remains a Securities and Exchange Commission (“SEC”) registrant, it concurrently commenced a listing application for the Over the Counter QX (“OTCQX”) platform, an OTC trading platform with rigorous standards available to issuers listed on a major international stock exchange. The Company was delisted from NYSE Amex at the opening of the market on September 9, 2010, and concurrently commenced trading on the OTCQX under the symbol PFRMF.

  On August 20, 1010, Pacific Rim, through its Panamanian subsidiary Minera Verde, signed a Letter of Intent (“LOI”) with Compania Minera Clifton S.A. (“Minera Clifton”) (collectively with the Company and Minera Verde, the “Remance Parties”) to acquire a 100% interest in the Remance project located in Panama, Central America. The Remance Parties have agreed to sign a formal option agreement granting Minera Verde the exclusive right and option to acquire 100% of Minera Clifton's right, title and interest in the Remance project. Minera Clifton’s application for an extension to the Remance concession term, as provided by Panamanian law, was recently denied; a decision which is currently being appealed by Minera Clifton. The Company does not intend to sign a final agreement to acquire the Remance project unless the term of the Remance concession is extended. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, the outcome of this process, and hence the Company’s final acquisition of the Remance project, is highly uncertain.

  On September 21, 2010, the Company announced its intent to raise approximately $3.33 million CDN through a non- brokered private placement financing. On October 8, 2010 the private placement financing closed. A total of 19.6 million Units at a price of CDN $0.17 per Unit were issued to subscribers for gross proceeds of CDN $3,332.000. Each Unit consists of one common share of the Company and one half of one non-transferable share purchase warrant. Each full warrant entitles the holder to acquire one additional common share of the Company at a price of CDN $0.30 for a period of 24 months following the closing of the financing. The Company also issued 660,000 Units to certain finders in connection with the private placement, in payment of a finder’s fee of 6% of the proceeds raised from subscribers introduced by the finders, and 660,000 warrants to the finders representing 6% of the total number of Units sold to purchasers introduced by the finders.

  On March 30, 2011, the Company announced that, through its US subsidiary Pacific Rim Exploration Ltd. (“PREx”), it had signed a LOI with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) (collectively with the Company and PREx, the “Hog Ranch Parties”) to acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada. Subsequent to the Company’s fiscal 2011 year end, the Hog Ranch Parties signed a Definitive Agreement (subject to final regulatory approval), which provides for the grant to PREx of an option to acquire a 65% interest (the ”Interest”) in the Hog Ranch Property through the expenditure of an aggregate of $8 million in exploration expenditures and the issuance of an aggregate of 1 million common shares of Pacific Rim.

  On April 6, 2011, the Company announced its intent to raise up to CDN $3.5 million through a non-brokered private placement financing, which amount was increased to CDN $3.65 million on April 20, 2011.

Subsequent to the end of the Company’s 2011 fiscal year, the following events occurred:

  On May 3, 2011 the private placement financing announced on April 6, 2011 closed. A total of 17.6 million Units at a price of CDN $0.21 per Unit were issued to subscribers for gross proceeds of CDN $3,696,000. Each Unit consists of one common share of the Company and one half of one non-transferable share purchase warrant.

  Between May 2 and 4, 2011, hearings on a second objection filed by the GOES in relation to PacRim’s action under CAFTA and the Investment Law of El Salvador took place at the ICSID headquarters in Washington, DC. The purpose of these hearings was for the ICSID Tribunal to hear argument and witness testimony regarding an objection (the “Jurisdiction Objection”) filed by the GOES in August 2010 wherein the GOES asserts that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. The Jurisdiction Objection was filed immediately after the ICSID Tribunal panel unanimously rejected all of the GOES’s arguments made in an earlier Preliminary Objection (filed under Articles 10.20.4 and 10.20.5 of CAFTA) and issued a ruling in favor of PacRim. A ruling on the Jurisdiction Objection is not expected until late calendar 2011.

Current Market Status

The business of mining and exploration involves a high degree of risk. The Company is entirely reliant on its current cash and cash equivalents and future financings and/or financial arrangements in order to fund legal, exploration and administration expenses. There can be no assurance that such financing will be available now or in the future, or be available on favourable terms. Additional funding will be required in the future to maintain its ongoing exploration programs and property commitments, for administrative purposes and CAFTA/ILES arbitration and negotiation.

El Dorado Gold Project, El Salvador

The Company’s principal exploration property and sole material property is the El Dorado gold project, located in El Salvador approximately 65 kilometres northeast of the capital city San Salvador, and is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim, through PacRim and PRES, owns 100% of the El Dorado project. The El Dorado project comprises a 144 square kilometre area covered by three exploration licences with nominal expiry dates of September 28, 2013 (one licence) and September 29, 2013 (two licences) and a 12.75 square kilometre area pending conversion to an exploitation concession, which underlying exploration licence has a nominal expiry date of January 1, 2005. In accordance with Salvadoran Law, PRES presented a request for the conversion of this 12.75 square kilometre portion of the El Dorado exploration licences to an exploitation concession in December 2004. The conversion process is currently pending ministerial acceptance of PRES’s EIS and issuance of environmental permits. Salvadoran administrative laws and procedures give PRES exclusive rights to the exploitation concession area while the permitting process is underway. However, as a result of restricted access to documents in El Salvador due to the ongoing CAFTA/ILES arbitration, the Company has not had the ability to confirm or renew its existing Salvadoran exploration licences during fiscal 2011.

El Dorado is subject to a royalty of 3% of net smelter returns in favour of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado gold project is Pacific Rim’s most advanced exploration project. El Dorado has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined, plus a further 0.3 million gold equivalent ounces in the Inferred category (readers are referred to the Company’s March 2008 El Dorado Technical Report filed on SEDAR www.sedar.com for additional important information regarding the El Dorado resources). Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the underground mine planned for the El Dorado deposits is expected to have low unit operating costs. Importantly, the El Dorado deposits are inherently environmentally clean and the production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes; however its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the GOES. The El Dorado project is currently the subject of a legal dispute under the auspices of the CAFTA international trade treaty and the Investment Law of El Salvador, as discussed above.

In July 2008 the Company suspended all drilling activity at the El Dorado project. This difficult decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved. The Company did not conduct any significant exploration work to further advance the El Dorado project during fiscal 2011. Activities undertaken by the Company at the El Dorado project during fiscal 2011 were restricted to care and maintenance responsibilities and baseline environmental data collection.

The Company does not intend to contemplate resuming significant exploration work designed to advance the El Dorado project further until such time as the environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the El Dorado property in good standing during fiscal 2012 and for the foreseeable future.

Arbitration Claim Initiated

In April 2009, PacRim, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim filed international arbitration proceedings against the GOES under CAFTA and the Investment Law of El Salvador in its own name and on behalf of PRES and DOREX (collectively the “Enterprises”). A Notice of Intent to commence international arbitration proceedings had previously been filed by PacRim in December 2008. PacRim has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration and is seeking award of damages in the hundreds of millions of dollars from the GOES for its multiple breaches of international and Salvadoran law.

Developments during the twelve months ended April 30, 2011

Hearings related to an objection (the “Preliminary Objection”) was held on May 31 and June 1, 2010 at ICSID headquarters in Washington, DC. The Preliminary Objection, wherein GOES sought to dispose of nearly all of PacRim’s case, was originally filed by the GOES on January 4, 2010 (fiscal 2010). On August 2, 2010 the ICSID Tribunal that is hearing the investment claims of PacRim against the GOES, and that presided over the Preliminary Objection hearings, ruled in favor of PacRim, unanimously rejecting all of the arguments made by the GOES in its Preliminary Objection filed under Articles 10.20.4 and 10.20.5 of CAFTA.

Immediately following the ICSID Preliminary Objection ruling, the GOES filed another objection (the “Jurisdiction Objection”), wherein the GOES asserts that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. On May 2 - 4, 2011 hearings were again held at ICSID headquarters in Washington, DC in order for the ICSID Tribunal to hear argument and witness testimony regarding the Jurisdiction Objection. As with the Preliminary Objection, PacRim asserts the Jurisdiction Objection is without merit and looks forward to the Tribunal’s decision, anticipated for late calendar 2011. If the GOES is unsuccessful in its Jurisdiction Objection, the CAFTA/ILES action is expected to proceed to the merits phase during fiscal 2012.

Additional details regarding the El Dorado property and the legal arbitration action pertaining to it are provided in Item 4D –“Property, Plant and Equipment” below.

Other Properties

Hog Ranch Property, Nevada

In March 2011, Pacific Rim, through its US subsidiary Pacific Rim Exploration Inc. (“PREx”) signed an LOI with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) (collectively with the Company and PREx, the “Hog Ranch Parties”) providing the Company with the option to acquire a 65% joint venture interest in the Hog Ranch Property located in Washoe County, Nevada, approximately 180 km north of Reno. Subsequent to the end of fiscal 2011 the Hog Ranch Parties signed a Definitive Agreement finalizing the terms of the LOI (subject to final regulatory approval) , the effective date (as defined therein) of which is July 8, 2011.

As per the Definitive Agreement, PREx has been granted the option to acquire a 65% interest (the ”Interest”) in the Hog Ranch Property through the expenditure of an aggregate of $8 million in exploration expenditures and the issuance of an aggregate of 1 million common shares of Pacific Rim, with annual extensions dependent on results of exploration. Pacific Rim, through PREx, is the operator of the Hog Ranch Property. Upon PREx earning the Interest, PREx and WGI agree to participate in a joint venture for the further exploration and development of Hog Ranch.

The Company is currently evaluating past drilling and geophysical results from previous operators of the Hog Ranch project, formulating a geologic model for Hog Ranch and planning the details of its Phase 1 exploration program, which is expected to commence imminently and include detailed geological mapping with emphasis on the structural geology, soil sampling, claim staking, and drill target definition. Included in this Phase 1 program will be a 10-15-hole drill program expected to begin by early calendar 2012.

Additional details regarding the Hog Ranch property are provided in Item 4D – “Property, Plant and Equipment” below.

Remance Gold Project, Panama

During fiscal 2011, the Company, through its Panamanian subsidiary Minera Verde, signed an LOI with Compania Minera Clifton S.A. (“Minera Clifton”) (collectively with the Company and Minera Verde, the “Remance Parties”) to acquire a 100% interest in the Remance project located in Panama, Central America.

The Remance Parties have agreed to sign a formal option agreement (the “Formal Agreement”) granting Minera Verde the exclusive right and option (the "Option") to acquire 100% of Minera Clifton's right, title and interest in the Remance project as soon as practicable. Signing of the Formal Agreement has not been concluded at this time and is currently highly uncertain. Minera Clifton’s application for an extension to the Remance concession term, as provided by Panamanian law, was recently denied; a decision which is currently being appealed by Minera Clifton. The extension denial by the Ministry of Commerce and Industry is highly suspicious and diplomatic efforts are aimed at pointing out these irregularities in an attempt to overturn the decision. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, the outcome of this process, and hence the Company’s final acquisition of the Remance project, is highly uncertain. If signed, the Formal Agreement will be subject to all required regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”). The option to acquire Remance may be exercised by the Company by paying an aggregate of $200,000 in four equal tranches plus 5 million common shares of Pacific Rim to Minera Clifton, conducting a specified exploration program during the Option Period (as defined in the LOI) and paying $5 million in cash or common shares to Minera Clifton at the end of the Option Period.

As noted above, the Remance project acquisition has not currently been completed and is highly uncertain at this time. The Company believes that Minera Clifton’s application for extension of the Remance concession term, normally a routine process permitted under Panamanian mining law, was sidelined by bureaucratic irregularities and issues within the ministry responsible for mining. If the Remance extension is ultimately granted to Minera Clifton, the Company intends to proceed with its acquisition of the Remance Project by signing the Formal Agreement.

The Company’s current knowledge of the Remance project suggests a thorough and systematic drill program is warranted to test the depth extent of the known near-surface gold mineralization (the Company would be obliged, as per the terms of the Remance, to conduct a 10,000 meter drill program on Remance in the first year of the Option Period as described above). A first phase exploration program, including environmental and metallurgical studies as well as drilling, is expected to cost approximately $1 million. The Company would require additional financing to complete its Remance exploration obligations.

Additional details regarding the Remance property are provided in Item 4D – “Property, Plant and Equipment” below.

Santa Rita and Zamora-Cerro Colorado Gold Projects, El Salvador

The Company‘s Santa Rita and Zamora-Cerro Colorado projects cover low-sulfidation epithermal gold districts in El Salvador. The Santa Rita gold project is located in central El Salvador, immediately northwest of the El Dorado project and is 100% claimed by the Company through staking. During fiscal 2010, the Santa Rita exploration licence expired and was immediately re-staked by the Company’s subsidiary DOREX. DOREX is currently awaiting approval of the new Santa Rita exploration licence. The Zamora-Cerro Colorado project comprises certain claims that are subject to an option agreement with a third party and additional claims that were staked and are100% owned by the Company. The Santa Rita and Zamora-Cerro Colorado projects occur along a regional gold belt that the Company believes stretches from its El Dorado system in El Salvador to a number of million-plus ounce gold systems in Guatemala.

Exploration activities were curtailed at both the Santa Rita and Zamora-Cerro Colorado projects in July 2008, concurrent with cessation of drilling at the El Dorado project, in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. No material developments occurred on the Santa Rita or Zamora-Cerro Colorado since that time. The Company intends to maintain the Zamora-Cerro Colorado licences during fiscal 2012 and beyond, and awaits approval of the re-staked Santa Rita licence. During fiscal 2010 an amendment to the Zamora-Cerro Colorado option agreement was signed by the Company and the property vendors Nycon Resources, Inc. and Cerro Colorado S.A. de C.V. (together, the “Optionor”). Under the terms of the amended agreement, the Company will retain its 100% option on the claims comprising the Zamora-Cerro Colorado property but will defer further option payments to the Optionor until the earlier of February 11, 2015 or such time as the Company receives an approved mining permit for the El Dorado project (being a clear signal of the GOES’s support of the mining industry in El Salvador). All other aspects of the option agreement remain unchanged.

Additional details regarding the Santa Rita and Zamora-Cerro Colorado properties and the detailed terms of the Zamora-Cerro Colorado option agreement are provided in Item 4D - “Property, Plant and Equipment” below ..

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

Seasonality

There are no seasonal affects on our mineral properties.

C.	Organizational Structure

The Company has the following material subsidiary companies:

Name	Jurisdiction of incorporation or organization	Percent of voting shares owned by the Company
Pac Rim Cayman LLC	Nevada, USA	100% directly owned
Dayton Mining (U.S.) Inc. (1)	Nevada, USA	100% directly owned
Minera Verde. S.A. (2)	Panama	100% directly owned
Pacific Rim Exploration Inc.	Nevada, USA	100% indirectly owned through Pac Rim Cayman LLC
Pacific Rim El Salvador S.A. de C.V. (3)	El Salvador	100% indirectly owned through Pac Rim Cayman LLC
Dorado Exploraciones SA de C.V. (4)	El Salvador	100% indirectly owned through Pac Rim Cayman LLC
Pacrimco, S.A. (5)	Costa Rica	100% indirectly owned through Pac Rim Cayman LLC

(1)	This subsidiary held the Company’s 49% interest in the Denton-Rawhide joint venture.
(2)	This subsidiary was created to hold the Remance property in Panama.
(3)	This subsidiary holds the Company’s interest in the El Dorado exploration licence that is under application for conversion to an exploitation concession.
(4)

This subsidiary holds the Company’s interests in the El Dorado exploration licences, and the Zamora-Cerro Colorado project claims not included in the Zamora-Cerro Colorado option agreement, and has applied for new exploration licences to cover the Santa Rita project, all in El Salvador.

(5)	This subsidiary was created in 2008 to hold potential Costa Rican exploration property acquisitions .

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

The Company is principally involved in the exploration for high-grade epithermal gold and silver deposits in the Americas. The Company’s only advanced material project is the El Dorado gold property in El Salvador and the Company continues to search for exploration projects to acquire in the Americas that meet its exploration focus.

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
Caribbean Sea
Pacific Ocean
El Dorado
San Miguel
La Unión
Laguna de Olomega
Usulután
Río Lempa
Sensuntepeque
Embalse 5 de Noviembre
San Isidro
San Rafael Cedros
Ilobasco
Potonico
Chalatenango
San Vicente
Zacatecoluca
Embalse Cerron Grande
Lago Ilopango
Aguilares
San Salvador
Santa Ana
Lago de Coatepeque
Sonsonate
Acajutla

Figure 1: Location of the El Dorado property in El Salvador.

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

Geological mapping has been accompanied by frequent sampling of the rocks on the surface. The samples are variously described as channel samples, chip channel samples, selected chips, random chips and grab samples.

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

January 2008 Resource Estimate

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

El Dorado Project Resources (as of January 17, 2008)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalen t Grade (g AuEq/t)	Gold Equivalent Ounces
Balsamo	Indicated	566,700	9.86	179,600	112.95	2,058,000	11.47	209,000
	Inferred	281,200	7.71	69,700	76.29	690,000	8.80	79,600

Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700

South Minita	Indicated	1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800

Nance Dulce	Inferred	128,900	19.56	81,100	121.98	506,000	21.30	88,300

Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200

Nueva Esperanza	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800

TOTAL MEASURED ALL DEPOSITS		780,100	11.31	283,600	75.76	1,900,200	12.39	310,800
TOTAL INDICATED ALL DEPOSITS		3,496,700	9.00	1,011,500	67.45	7,582,300	9.96	1,119,700
TOTAL MEASURED & INDICATED ALL DEPOSITS		4,276,800	9.42	1,295,100	68.96	9,482,500	10.40	1,430,500
TOTAL INFERRED ALL DEPOSITS		839,300	9.45	255,000	70.89	1,913,000	10.47	282,400
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

The foregoing disclosure under “January 2008 Updated Resource Estimate” is based on information prepared under the supervision of Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, contained in a report entitled “Technical Report Update on the El Dorado Project Gold and Silver Resources” dated March 3, 2008 co-authored by Mr. Ristorcelli and Mr. Peter Ronning, P.Eng. each of whom are independent Qualified Persons. This information has further been reviewed and verified by Mr. William Gehlen, Certified Professional Geologist and a Qualified Person. Mr. Gehlen is the Vice-President of Exploration of the Company and supervised the Company’s exploration work on the El Salvador properties. The Company’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

Recent Developments

In July 2008, the Company suspended all drilling activity at the El Dorado project. This decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved. See “Environmental Impact Study and Mining Permit” below. The Company did not conduct any significant exploration work to further advance the El Dorado project during fiscal 2011. Exploration activities undertaken by the Company at the El Dorado project during fiscal 2011 were restricted to care and maintenance responsibilities, baseline environmental data collection and community consultations. The Company also participated in several GOES administrative and legislative initiatives and studies focused on mining in El Salvador.

Environmental Impact Study and Mining Permit

In September 2004, PRES submitted an EIS to MARN for a 750 tonne per day operation based on producing precious metals from the Minita deposit alone. In September 2005, the finalized EIS, which incorporated initial comments from MARN, was resubmitted to MARN. MARN then conveyed its technical approval of the EIS, and instructed PRES to submit the EIS for public comment, which was carried out in October 2005. In March 2006, PRES received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these and a number of other issues. In October 2006, the amended EIS, which included the requested clarification on a number of items, was resubmitted to MARN. Finally, in December 2006, PRES submitted a proposal for a water treatment plant in response to additional comments by MARN.

Well over four years have passed since the El Dorado EIS was submitted in its final form to MARN, during which time MARN has failed to take action on approval of the EIS. This in turn is preventing a resolution to PRES’s exploitation concession application.

Arbitration Claim under CAFTA and the ILES

In April 2009, PacRim, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim filed international arbitration proceedings against the GOES under CAFTA and the Investment Law of El Salvador in its own name and on behalf of PRES and DOREX (collectively the “Enterprises”). A Notice of Intent to commence international arbitration proceedings had previously been filed by PacRim in December 2008. PacRim has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration and is seeking award of damages in the hundreds of millions of dollars from the GOES for its multiple breaches of international and Salvadoran law.

Basis of Claim

Since acquiring the El Dorado project in El Salvador in 2002, PacRim and the Enterprises have operated in full compliance with Salvadoran law, including the country’s environmental, mining and foreign investment laws, and have met or exceeded all applicable standards while conducting business in El Salvador. Ample evidence, however, demonstrates that the GOES has failed to fulfill its obligations.

PacRim’s claims are based on the GOES’s breaches of international and Salvadoran law arising out of the GOES’s improper failure to finalize the permitting process in accordance with Salvadoran law. This conduct by the GOES has resulted in a significant loss to PacRim, the shareholders of Pacific Rim and to the local communities, and has unnecessarily delayed normal development of these valuable deposits.

Pacific Rim’s mandate to its shareholders is to build a gold mining company that explores and develops gold deposits in an environmentally responsible manner. In meeting its responsibilities, a mine design for the Enterprises’ El Dorado gold project located in the department of Cabañas, was submitted to the GOES in its final form more than three years ago. Despite strong local support and the inclusion of carefully engineered and reliable environmental protections for the proposed El Dorado Mine, the GOES has not met its responsibility to issue the Enterprises the permits necessary to advance the project to the final step of full production.

Fiscal 2011 Developments

Hearings related to an objection (the “Preliminary Objection”) were held on May 31 and June 1, 2010 at ICSID headquarters in Washington, DC. The Preliminary Objection, wherein GOES sought to dispose of nearly all of PacRim’s case, was originally filed by the GOES on January 4, 2010 (fiscal 2010). On August 2, 2010 the ICSID Tribunal that is hearing the investment claims of PacRim against the GOES, and that presided over the Preliminary Objection hearings, ruled in favor of PacRim, unanimously rejecting all of the arguments made by the GOES in its Preliminary Objection filed under Articles 10.20.4 and 10.20.5 of CAFTA.

Immediately following the ICSID Preliminary Objection ruling, the GOES filed another objection (the “Jurisdiction Objection”), wherein the GOES asserts that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. On May 2 - 4, 2011 hearings were again held at ICSID headquarters in Washington, DC in order for the ICSID Tribunal to hear argument and witness testimony regarding the Jurisdiction Objection. As with the Preliminary Objection, PacRim asserts the Jurisdiction Objection is without merit and looks forward to the Tribunal’s decision, anticipated for late calendar 2011. If the GOES is unsuccessful in its Jurisdiction Objection, the CAFTA/ILES action is expected to proceed to the merits phase during fiscal 2012.

Summary

The El Dorado gold project is Pacific Rim’s most advanced exploration project. El Dorado has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined, plus a further 0.3 million gold equivalent ounces in the Inferred category (readers are referred to the Company’s March 2008 El Dorado Technical Report filed on SEDAR www.sedar.com for additional important information regarding the El Dorado resources). Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the underground mine planned for the El Dorado deposits is expected to have low unit operating costs. Importantly, the El Dorado deposits are inherently environmentally clean and the production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes; however its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the GOES. The El Dorado project is currently the subject of a legal dispute under the auspices of the CAFTA international trade treaty and the Investment Law of El Salvador, as discussed above.

The Company drastically reduced its Salvadoran exploration expenditures during fiscal 2009, which primarily affected exploration work at the El Dorado project. The Company does not intend to contemplate resuming significant exploration work designed to advance the El Dorado project further until such time as the environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the El Dorado property in good standing during fiscal 2012 and for the foreseeable future.

Santa Rita Gold Project, El Salvador

There are no known ore reserves on the Santa Rita property and all work programs on the property are exploratory searches for ore grade mineralization.

The Santa Rita gold project is located in central El Salvador, immediately northwest of the El Dorado project. The Santa Rita exploration licence was staked by the Company’s subsidiary PRES in July 2005 after its regional reconnaissance program in El Salvador resulted in the discovery of gold-bearing quartz-calcite boulders. During fiscal 2010, the Santa Rita exploration licence expired and was immediately re-staked by the Company’s subsidiary DOREX. DOREX is currently awaiting approval of the new Santa Rita exploration licence.

PRES discovered an epithermal quartz-calcite vein system at Santa Rita in fiscal 2006. Two distinct veins were originally discovered and surface rock channel samples collected from along the length of one of these, the 2+ kilometre long Trinidad vein, which returned anomalous gold (between 6.4 g/t gold and 118.3 g/t over vein widths of 1 to 2 meters) at various localities along its length. In late fiscal 2006 PRES received a permit from MARN to conduct a drill program on the Santa Rita gold project. However, during fiscal 2007 the Company stepped back from exploration work at Santa Rita when the project became the target of anti-mining protests. Exploration work at Santa Rita resumed during fiscal 2008 and continued into early fiscal 2009.

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

Zamora-Cerro Colorado Gold Project, El Salvador

There are no known ore reserves on the Zamora-Cerro Colorado property and all work programs on the property are exploratory searches for ore grade mineralization.

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
       Fourth payment - Payment date is earlier
       of the date the Company receives
       confirmation that the Government of the
       Republic of El Salvador has granted a
       mining exploitation concession for the El
Dorado Project and February 11, 2015	300,000 shares or $300,000 in shares of the Company (option payment deferred – see above)
Fifth payment – due on anniversary of fourth payment per February 2010 amended agreement and subsequent anniversaries	400,000 shares or $400,000 in shares of the Company (option payment deferred – see above)

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

Despite the positive exploration results the Company has generated to date on the Zamora-Cerro Colorado project, further exploration activities were curtailed in July 2008 in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities required to keep the Zamora-Cerro Colorado licences in good standing during fiscal 2012.

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

Other Properties

Hog Ranch Property, Nevada

In March 2011, Pacific Rim, through its US subsidiary Pacific Rim Exploration Inc. (“PREx”) signed a Letter of Intent (“LOI”) with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) (collectively with the Company and PREx, the “Hog Ranch Parties”) providing the Company with the option to acquire a 65% joint venture interest in the Hog Ranch Property located in Washoe County, Nevada, approximately 180 km north of Reno. Subsequent to the end of fiscal 2011 the Hog Ranch Parties signed a Definitive Agreement finalizing the terms of the LOI (subject to final regulatory approval) , the effective date (as defined therein) of which is July 8, 2011.

As per the Definitive Agreement, PREx has been granted the option to acquire a 65% interest (the ”Interest”) in the Hog Ranch Property through the expenditure of an aggregate of $8 million in exploration expenditures and the issuance of an aggregate of 1 million common shares of Pacific Rim, with annual extensions dependent on results of exploration, according to the following schedule:

Exploration expenditures with respect to the property of up to $8.0 million as follows:
i)	$500,000 on or before July 8, 2012;
(ii)	a further $1,000,000 on or before July 8, 2013;
(iii)	a further $1,500,000 on or before July 8, 2014;
(iv)	a further $2,000,000 on or before July 8, 2015;
(v)	a further $3,000,000 on or before July 8, 2016; and

Share payments of up to 1.0 million shares as follows:

(i) 200,000 common shares of Pacific Rim within five business days of receipt of approval of the Definitive Agreement by the applicable stock exchanges (PAID); and
(ii) 200,000 common shares of Pacific Rim on or before each of the second, third, fourth and fifth anniversaries of the effective date of July 8, 2011.

Pacific Rim, through PREx, is the operator of the Hog Ranch Property. Upon PREx earning the Interest, PREx and WGI agree to participate in a joint venture for the further exploration and development of Hog Ranch.

Hog Ranch consists of 465 unpatented claims and 239 hectares of fee lands. Approximately 200,000 ounces of gold were produced at the property from a small heap leach mine operated by Western Goldfields and subsequently Western Mining in the late 1980’s and early1990’s. These low-grade ores were extracted from the uppermost parts of a low-sulfidation epithermal system. Western Mining reclaimed the mine site to regulatory approved conditions, including partially backfilling the pits. Several companies have explored for low-grade gold mineralization and conducted some exploration in the deeper parts of the Hog Ranch epithermal system, where higher grade feeder veins are likely to reside. Pacific Rim’s primary focus is high-grade banded epithermal veins recoverable in an underground operation. PREx will take its usual approach of detailed geology with special attention to the structural geology to identify these deeper drill targets.

The Company is currently evaluating past drilling and geophysical results from previous operators of the Hog Ranch project, formulating a geologic model for Hog Ranch and planning the details of its Phase 1 exploration program, which is expected to commence imminently and include detailed geological mapping with emphasis on the structural geology, soil sampling, claim staking, and drill target definition. Included in this Phase 1 program will be a 10-15-hole drill program expected to begin by early calendar 2012.

Remance Property, Panama

During fiscal 2011, the Company, through its Panamanian subsidiary Minera Verde, signed a Letter of Intent with Compania Minera Clifton S.A. (“Minera Clifton”) (collectively with the Company and Minera Verde, the “Remance Parties”) to acquire a 100% interest in the Remance project located in Panama, Central America.

The Remance Parties have agreed to sign a formal option agreement (the “Formal Agreement”) granting Minera Verde the exclusive right and option (the "Option") to acquire 100% of Minera Clifton's right, title and interest in the Remance project as soon as practicable. Signing of the Formal Agreement has not been concluded at this time and is currently highly uncertain. Minera Clifton’s application for an extension to the Remance concession term, as provided by Panamanian law, was recently denied; a decision which is currently being appealed by Minera Clifton. The extension denial by the Ministry of Commerce and Industry is highly suspicious and diplomatic efforts are aimed at pointing out these irregularities in an attempt to overturn the decision. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, the outcome of this process, and hence the Company’s final acquisition of the Remance project, is highly uncertain. If signed, the Formal Agreement will be subject to all required regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”). The option to acquire Remance may be exercised by the Company by completing the following terms:

     1. paying to Minera Clifton the sum of $200,000 (the "Cash Payment"), payable as follows:

On the date of execution of the Formal Agreement by the Parties:	$50,000
On the date which is 3 months after the date of execution of the Formal Agreement:	$50,000
On the date which is 6 months after the date of execution of the Formal Agreement:	$50,000
On the date which is 10 months after the date of execution of the Formal Agreement:	$50,000

     2. on the date of execution of the Formal Agreement, issuing to Minera Clifton a total of 5 million common shares of Pacific Rim (the "Acquisition Shares");

     3. within the Option Period (as defined below), conducting a drilling program on the Concession of at least 10,000 metres, and initiating environmental and metallurgical studies on the Remance project (collectively, the "Drilling Program"). The Option Period is the period which begins on the date on which Pacific Rim has received all required permissions and approvals of the Panamanian government to begin the Drilling Program, and which ends on the date which is 12 months thereafter; and

     4. on or before the date which is 10 days after the last day of the Option Period, giving written notice to Minera Clifton that it intends to exercise the Option, in consideration of which Pacific Rim will pay to Minera Clifton, as soon as practicable thereafter, the sum of $5,000,000, payable, at the election of Minera Clifton, in cash or common shares of Pacific Rim (the "Additional Shares").

As noted above, the Remance project acquisition has not currently been completed and is highly uncertain at this time. The Company believes that Minera Clifton’s application for extension of the Remance concession term, normally a routine process permitted under Panamanian mining law, was sidelined by bureaucratic irregularities and issues within the ministry responsible for mining. If the Remance extension is ultimately granted to Minera Clifton, the Company intends to proceed with its acquisition of the Remance Project by signing the Formal Agreement.

The Company’s current knowledge of the Remance project suggests a thorough and systematic drill program is warranted to test the depth extent of the known near-surface gold mineralization (the Company would be obliged, as per the terms of the Remance, to conduct a 10,000 meter drill program on Remance in the first year of the Option Period as described above). A first phase exploration program, including environmental and metallurgical studies as well as drilling, is expected to cost approximately $1 million. The Company would require additional financing to complete its Remance exploration obligations.

Generative Program

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes have good exploration potential without incurring onerous costs. The Company focuses solely on low-sulfidation epithermal gold systems, which are environmentally clean, high grade, and have potentially low cost production, and continuously evaluates and seeks to acquire new project opportunities that fit its exploration criteria and meet its high standards.

In July 2008 the Company shifted the focus of its grassroots exploration initiatives out of El Salvador to other jurisdictions that have similarly prospective mineral potential but a more robust appreciation of the economic benefits of the mining industry. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, particularly within El Salvador, Pacific Rim has been very successful in locating new, high grade gold-bearing systems in the past and is ideally equipped to apply this formula for discovery to neighbouring jurisdictions and elsewhere along the Pacific Rim. The Company’s identification of the Remance project opportunity and its recent acquisition of the Hog Ranch joint venture option are a direct result of these efforts. While the Company continues to seek additional high quality projects that fit its exploration focus, there are no guarantees that any project evaluation or due diligence work currently underway will result in a positive outcome or that the Company will be successful in acquiring any of the projects it is currently evaluating.

Environmental Matters

Reclamation – US Interests

The Company’s US operations are subject to federal, state and local environmental laws and regulations. The Company’s US interests consist of the Hog Ranch property (an early-stage exploration property) and its prior ownership of the Denton-Rawhide operation.

As a result of our due diligence investigation prior to acquisition of the Hog Ranch property, the Company does not believe it has or will inherit any significant reclamation liability on the property stemming from prior operations. Gold mining operations were conducted on the Hog Ranch property in the 1990’s. However, previous operators reclaimed all prior workings to regulatory-approved conditions including partially backfilling the open pits. The terms of the Hog Ranch Definitive Agreement preclude any environmental liability for Pacific Rim stemming from these prior operations. Environmental risks associated with exploration programs the Company intends to undertake at Hog Ranch relate primarily to the construction of drill roads and sites, drilling, and the handling and storage of fuel.

The Company’s exploration programs are designed according to industry best practices to have minimal to no impact on flora, fauna and surface or underground water sources. Temporary disturbances (temporary access roads, drill pads, mud pits, trenches) are reclaimed. Using the same methods required for structural studies at dam sites and large construction sites, drill holes are reclaimed to regulatory guidelines. The temporary access trails, drill pads and mud sumps are reclaimed by filling in ruts, holes and pits, re-contouring any banks or steep cuts, building water diversion ditches to control runoff and planting fast growing, native grasses to stabilize the ground. Trenches are refilled and replanted in a like manner, and fence barriers are occasionally built to control livestock movement around reclaimed areas. Permanent or long term disturbances such as roads, buildings, wells, walls, fences, gates, etc. are constructed with erosion controls and stability measures including, as necessary, waterbars, rock retaining walls, water diversion ditches, drain pipes and/or stabilizing vegetation, and are constructed to regulatory guidelines. All areas of reclamation and construction are subject to regulatory approval and monitored on an annual basis and remediation is done if required

Contractors to the Company are required to use certified, non-polluting, non-toxic additives in drilling programs and comply with OSHA work and safety standards and procedures. These issues are routinely monitored by Company employees.

During fiscal 2009 the Company sold its 49% interest in the Denton-Rawhide operation to it's joint venture partner, Kennecott-Rawhide Mining Company ("Kennecott"). Subsequently, in late calendar 2010, Kennecott sold its 100% interest in the Denton-Rawhide Joint Venture to a third party. According to the terms of Kennecott's 2010 sale, reclamation obligations at the Denton-Rawhide operation were separated such that Kennecott remains responsible for reclamation expenditures due to any disturbances created prior to the sale, and the purchaser becomes responsible for undertaking reclamation related to any disturbances created after the sale. As part of the sale of its interest in Denton-Rawhide to Kennecott, the Company had provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures (limited to those related to disturbances made up to the point the Company sold it's interest in the operation) were to exceed $7.0 million. In other words, the Company's obligations are limited to pre-sale property conditions.

A reclamation and closure plan for Denton-Rawhide, covering the period ending with the Company’s sale of its 49% interest in the operation to Kennecott, has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. Kennecott has estimated a total of $4.9 million in reclamation and closure costs under the proposed plan. Kennecott, on behalf of the Rawhide Joint Venture, has posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs for Denton-Rawhide are based on current legal and regulatory requirements. Actual costs incurred for reclamation activities in future periods could differ from the amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

The Hog Ranch property is open to mineral development managed by the U.S. Bureau of Land Management and the State of Nevada. Our exploration activities will comply with environmental regulations and guidelines set forth by the U.S. Bureau of Land Management and the State of Nevada.

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

The Regulation Branch of the BMRR has responsibility for protecting waters of the State under the water pollution control regulations. The branch consists of the permitting and inspection sections. The permitting section issues Water Pollution Control Permits to ensure that the qualities of Nevada’s water resources are not impacted by mining activity. The inspection section conducts regular inspections during the life of a mining facility to confirm that operations are in compliance with permit requirements. The Closure Branch of the BMRR also has the responsibility of protecting waters of the state under the water pollution control regulations. This branch works with facilities at the cessation of operations to ensure that all components are left chemically stable for the long term. The Closure Branch issues water pollution control permits and conducts inspections to ensure that the mine site, in the closure and post-closure period, will not degrade waters of the State.

The Reclamation Branch of the BMRR regulates exploration and mining operations in Nevada on both private and public lands. The Branch issues permits to exploration and mining operations to reclaim the disturbance created to a safe and stable condition to ensure a productive post-mining land use. An operator must obtain a reclamation permit prior to construction of any exploration, mining or milling activity that proposes to create disturbance over 5 acres or remove in excess of 36,500 tons of material from the earth. In addition to obtaining a reclamation permit, an operator must file a surety bond with the Division or federal land manager to ensure that reclamation will be completed, should an operator default on the project.

In summary, BMRR works with industry and the public to ensure that mining operations in the state, from initial design through reclamation, do not negatively impact the environment and that the land will be returned to a productive post-mining use.

International Properties

The Company’s international exploration properties, currently located in El Salvador, are governed by existing local environmental laws, though the Company elects in certain circumstances to exceed its obligations under local environmental law and comply with internationally accepted environmental standards.

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

Proposed Transactions

Pacific Rim is continually reviewing potential project acquisitions and other opportunities that could enhance shareholder value.

Other than the Hog Ranch joint venture option, which involves future payments of shares and the potential Remance project acquisition, which if completed, will involve payments of cash and shares, there are currently no transactions in process that would affect the financial condition, results of operations or cash flows of the Company.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the carrying value of mineral properties and property, plant and equipment, and stock based compensation. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, and changes in government policy.

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a NI 43-101 compliant technical report in February 2002. It has been superseded by subsequent resource estimates, the most recent of which was completed in January 2008.

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. PRES has experienced lengthy delays in the GOES’s processing of the El Dorado exploitation concession application with no resolution to date, which, along with other factors beyond the control of PRES, could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. PRES has commenced a legal claim under CAFTA and the Investment Law of El Salvador. If PRES is unsuccessful in obtaining a permit for El Dorado or in its CAFTA/ILES claim, or other factors beyond the control of the Company, such factors could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. As at April 30, 2011, management of the Company determined that impairment indicators existed on its El Dorado project and completed an impairment assessment on this project. The current economic environment, the decline in the Company’s stock price and the difficulty in obtaining a permit were considered as impairment indicators. As part of their impairment evaluation, management considered a number of factors, including the Company’s share price at April 30, 2011 and current gold prices along with the Company’s 2005 pre-feasibility study. Based on this impairment evaluation no impairment of the El Dorado project was identified as of April 30, 2011. To date, the Company’s discussions with its legal counsel representing the Company in the CAFTA/ILES arbitration have not resulted in a determination of any material impairment in the carrying value of the Company concessions.

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

Changes in Accounting Policies

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Early adoption is permitted. The Company has elected to early adopt this standard effective May 1, 2010. The adoption of this standard did not have any impact on the Company’s financial position, earnings or cash flows.

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, to provide guidance on accounting for non-controlling interests in a subsidiary in consolidated financial statements subsequent to a business combination. The section is effective for fiscal years beginning on or after January 2011. Early adoption is permitted. The Company has elected to early adopt this standard effective May 1, 2010. The adoption of this standard did not have any impact on the Company’s financial position, earnings or cash flows.

Recent accounting pronouncements not yet adopted

The Canadian Accounting Standards Board (AcSB) has announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”). The effective changeover date is May 1, 2011, at which time Canadian GAAP will cease to apply for Pacific Rim and will be replaced by IFRS. Following this timeline, the Company will issue its first set of interim financial statements prepared under IFRS in the first quarter of 2012 ending July 31, 2011 including comparative IFRS financial results and an opening balance sheet as at May 1, 2010. The first annual IFRS consolidated financial statements will be prepared for the year ended April 30, 2012 with restated comparatives for the year ended April 30, 2011.

Management has developed a project plan for the conversion to IFRS which is comprised of three phases: the scoping phase, the planning phase and the transition phase.

Management has completed the scoping phase in which a component evaluation was prepared of its existing financial statement line items, comparing Canadian GAAP to the corresponding IFRS guidelines. The Company’s key personnel have completed training to gain a full understanding of the IFRS impact with regard to the Company’s accounting and reporting procedures. A number of differences were identified but most are not expected to have a material impact on the reported results and financial position. Set out below are the most significant areas, identified to date by management, where changes in accounting policies may have the highest potential impact on the Company’s consolidated financial statements.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time.

IFRS 1

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.

Mandatory exceptions:

1.

Estimates - An entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date in accordance with GAAP, unless there is objective evidence that those estimates were in error;

Optional Exemptions Elected:

1.

IFRS 2 Share-Based Payments – The Company will elect this exemption from retroactive restatement of equity instruments granted before November 2, 2002 and those which were granted after November 2, 2002 but which vested prior to May 1, 2010 which have been accounted for in accordance with Canadian GAAP.

2.

Business Combinations - IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will apply this election and IFRS 3 will be applied only to business combinations that occur on or after May 1, 2010.

3.

Cumulative translation differences - IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company will choose to apply this election and will eliminate any cumulative translation difference and adjust retained earnings by the same amount at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

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

Under IFRS, the estimate for forfeitures must be made when determining the number of equity instruments expected to vest, while under Canadian GAAP forfeitures can be recognized as they occur. The Company has begun using the estimate of forfeitures starting May 1, 2010 when determining the number of equity instruments expected to vest.

Upon adoption of IFRS 2, the Company will be fully compliant with the new standard and the adoption is not expected to have an impact on the financial statements.

Impairment

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

Based on the Company’s assessment of its resource property costs, there will be no impairment charge on transition to IFRS.

Exploration and Evaluation Assets

Exploration and Evaluation (“E&E”) assets are defined to be the expenses incurred subsequent to obtaining the right to explore the property.

Upon adoption of IFRS, management has decided to continue with its current accounting policy, which is to capitalize the acquisition costs of the mineral properties and expense all exploration costs.

The Company is currently in compliance with the International Accounting Standards Board (“IASB”) Framework which requires exploration expenditures to be expensed and capitalization of expenditures only after the completion of a feasibility study.

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

Upon adoption of IFRS, management has determined that the Company will elect a cost model. Currently, the Company has only a small amount of equipment and vehicles capitalized as property, plant and equipment and it has been valued in compliance with IFRS. Therefore, there will be no impact on the Company’s financial statements on the adoption of IFRS except for the reallocation of the mineral property costs to a separate line.

In accordance with IAS 16 “Property, Plant and Equipment”, upon acquisition of significant assets, the Company will need to allocate an amount initially recognized in respect of an asset to its component parts and accounts for each component separately when the components have different useful lives or the components provide benefits to the entity in a different pattern.

Foreign Currency

IFRS requires that the functional currency of each entity in the consolidated group be determined separately in accordance with IAS 21 and the entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Based on the cash outflows or expenses the functional currency is most likely Canadian dollars for Pacific Rim and United States dollars for the El Salvador companies and the United States companies.

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

The presentation currency of the Company’s financial statements will continue to be the United States dollar.

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

When the Company adopts IAS 12, “Income Taxes”, the future income tax liability will have a zero balance with the adjustment flowing through the opening retained earnings.

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

A.	Operating Results

For the fiscal year ended April 30, 2011, Pacific Rim recorded a loss for the period after discontinued operations of $(4.0) million or $(0.03) per share, compared to a loss of $(5.0) million or $(0.04) per share for the fiscal year ended April 30, 2010 and $(6.3) million or $(0.08) per share for the fiscal year ended April 30, 2009. The decrease in net loss for fiscal 2011 compared to fiscal 2010 is primarily related to decreased exploration expenditures, general and administrative expenses, and costs related to the CAFTA/ILES action, offset in part by a gain on the sale of bullion during fiscal 2010 for which there is no comparable item during fiscal 2011. The decrease in net loss for fiscal 2010 compared to fiscal 2009 is primarily related to significantly decreased exploration expenses, offset in part by significantly lower net income from the Denton-Rawhide joint venture as a result of the sale by the Company of its interest in the joint venture during fiscal 2009.

Expenses

Due to the cessation of the El Dorado drilling program in July 2008 (early fiscal 2009) and the reduction of other exploration expenses at all of the Company’s projects, exploration expenditures decreased significantly over the past three fiscal periods, from $5.5 million in fiscal 2009 and $1.8 million in fiscal 2010 to $1.3 million in fiscal 2011.

General and administrative expenses were reduced significantly in fiscal 2010 due to reductions in staffing as well as the generally lower level of business activity undertaken by the Company. This lower level of business activity continued during fiscal 2011. General and administrative costs were $1.2 million in fiscal 2011 compared to $1.4 million in fiscal 2010 and $3.7 million in fiscal 2009.

CAFTA/ILES-related expenses totalled $1.6 million during fiscal 2011 compared to $2.2 million during fiscal 2010 and $nil for fiscal 2009. The increase in CAFTA/ILES-related expenses between fiscal 2009 and fiscal 2010 reflects the commencement of the arbitration process and the build up to activity in advance of the Preliminary Objection phase of the arbitration. Between mid-fiscal 2010 and early fiscal 2011, arbitration-related activity decreased following the Preliminary Objection decision, and then increased again in 2011 in preparation for the hearings related to the Jurisdiction Objection which took place subsequent to the end of fiscal 2011.

During fiscal 2010 the Company realized a $0.6 million gain on the sale of bullion, and a $0.2 million financing expense associated with the extension of warrants issued during the 2008 financing, for which there were no comparable items during either of fiscal 2011 or 2009.

The Company booked a small foreign exchange gain of $0.1 million during fiscal 2011 compared to foreign exchanges losses of $0.02 million during fiscal 2010 and $0.2 million during fiscal 2009, primarily reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

Unusual Items

The Company received income of $0.04 million and $3.2 million from the Denton-Rawhide operation during fiscal 2010 and fiscal 2009 respectively. The Company’s interest in Denton-Rawhide was sold during fiscal 2009 though income was received into early fiscal 2010. There was no income from the Denton-Rawhide operation during fiscal 2011.

Summary

As a result of decreased exploration expenditures, general and administrative costs and CAFTA/ILES arbitration-related expenses, the Company’s loss for fiscal 2011 was reduced to $(4.0) million or $(0.03) per share from previous fiscal periods ($(5.0) million or $(0.04) per share for fiscal 2010 and $(6.3) million or $(0.08) per share for fiscal 2009).

Summary of Quarterly Results

Summary of Quarterly Results (unaudited)(all amounts in thousands of US dollars, except per share amounts)

	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenue from Continuing Operations	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Loss before discontinued operations	$(833)	$(1,260)	$(676)	$(1,233)	$(1,726)	$(1,043)	$(1,355)	$(881)
Loss per share before discontinued operations – basic and diluted	$(0.01)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Discontinued Operations – Income from Denton Rawhide Joint Venture	$nil	$nil	$nil	$nil	$nil	$nil	$38	$nil
Net loss for the period	$(833)	$(1,260)	$(676)	$(1,233)	$(1,726)	$(1,043)	$(1,317)	$(881)
Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

The Company typically incurs a net quarterly loss. Exploration expenses have generally decreased over the past eight quarters, since the Company elected to significantly reduce exploration in El Salvador in July 2008. Likewise, the Company made significant cuts to staffing levels during Q2 2009 and Q3 2009, which led to lower general and administrative costs. However, in the past six quarters, with the commencement of the CAFTA/ILES action in early fiscal 2010, legal expenses have increased, largely offsetting the reduced exploration and general and administrative costs. Income from discontinued operations (the Denton-Rawhide joint venture) varied substantially quarter to quarter in prior periods. During Q2 2010 the Company booked negligible income from discontinued operations and for the past six quarters has received no income, which will continue to be the case for the foreseeable future. Net loss for each of the past 8 quarterly periods shows no discernable trend or seasonality, and is largely a function of exploration, general and administrative and CAFTA/ILES action expenses realized during each quarter.

Fourth Quarter Fiscal 2011

The Company’s loss for the fourth quarter of fiscal 2011 was lower than any of the quarters during fiscal 2011 and fiscal 2010 (with the exception of Q2 2011 and Q1 2010), primarily reflecting ongoing decreases in exploration expenditures and general and administrative costs, offset by arbitration-related expenses which vary quarter to quarter depending on the level of activity related to the arbitration. During Q4 2011, legal expenses were incurred in preparation for the Jurisdiction Objection hearing held from May 2-4, 2011 and increased exploration expenditures related to project generation initiatives. As the Company’s participation in the Denton-Rawhide Joint Venture is completed, the Company received no income from discontinued operations to offset these expenses during any quarter of fiscal 2011.

The Company’s fiscal 2011 fourth quarter results presented above are based on interim consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

Impact on Operations as a Result of Governmental Factors

The Company’s operations are primarily focused on the exploration for gold and silver and its sole material project, the El Dorado property, is located in El Salvador. The Company has experienced significant delays in the receipt of environmental and mining permits necessary to advance the El Dorado project further. See Item 4D – “Property, Plant and Equipment”, and specifically “El Salvador Mining Regime” and “El Dorado Property – Arbitration Claim under CAFTA and the ILES” for information related to El Salvador’s mining law, the Company’s actions to date to comply with this law and a legal action that the Company’s US subsidiary Pac Rim Cayman LLC has commenced under CAFTA and the Investment Law of El Salvador. The receipt of necessary permits, or lack thereof, could have a material impact on the Company’s operations.

B.	Liquidity and capital resources

Liquidity

During fiscal 2011 the Company’s cash and cash equivalents decreased by $1.0 million from $1.3 million at April 30, 2010 to $0.3 million at April 30, 2011. Short-term investments increased year over year from $nil at April 30, 2010 to $0.8 million at April 30, 2011. As a result of the decreased cash and the increase in short-term investments, current assets decreased by $0.2 million year over year from $1.4 million at April 30, 2010 to $1.2 million at April 30, 2011. This decrease reflects cash spent on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA/ILES action, offset by the proceeds of a private placement equity financing undertaken by the Company during fiscal 2011.

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that cast substantial doubt on the validity of that assumption. The Company will require additional financing in the future to continue to conduct ongoing exploration programs and to meet future property commitments, for administrative purposes and for legal expenses related to the CAFTA/ILES arbitration action. The legal costs for this legal action are substantial and are anticipated to increase should the case proceed to the merits phase. The Company believes it will be able to obtain the necessary financing to meet the Company’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to undertake future financings sufficient to fund ongoing exploration and administration expenses as well as anticipated costs for the CAFTA/ILES arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future or will be available on favourable terms. Factors that could affect the availability of financing include the outcome of any rulings pertaining to PacRim’s CAFTA/ILES action, any significant progress on the El Dorado project permitting application that may develop, progress on any of the Company’s exploration properties, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. As it has in the past, the Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

Cash Flow Used For Operating Activities

The Company’s loss before discontinued operations was $(4.0) million in fiscal 2011 compared to $(5.0) million in fiscal 2010 and $(9.4) million in fiscal 2009. These losses were offset by a number of non-cash items including, notably: stock-based compensation of $0.3 million in fiscal 2011 compared to $0.4 million in fiscal 2010 and $0.6 million in fiscal 2009; shares issued for property option payments of $nil during each of fiscal 2011 and fiscal 2010 compared to $0.3 million during fiscal 2009; $0.2 million in non-cash financing costs during fiscal 2010 (related to the extension of the expiry date of warrants issued in fiscal 2008) for which there is no comparable item in either fiscal 2011 or fiscal 2009; a change in accounts payable and accrued liabilities of $0.1 million for fiscal 2011 compared to $0.9 million for fiscal 2010 and $(0.7) million during fiscal 2009; and a $1.2 million change in bullion during fiscal 2010 for which there is no comparable item during fiscal 2011 or fiscal 2009. As a result, cash flow used for operating activities was $(3.6) million in fiscal 2011 compared to $(2.2) million in fiscal 2010 and $(9.2) million in fiscal 2009.

Cash Flow Provided by (Used For) Investing Activities

During fiscal 2011 the Company made net purchases of short term investments of $(0.8) million compared to no short term investment purchases or redemptions during fiscal 2010 and net redemptions of short term investments of $4.2 million during fiscal 2009. Negligible purchases of property plant and equipment were made in each of fiscal 2011, fiscal 2010 and fiscal 2009. Proceeds from the sale of discontinued operations (related to the sale of the Denton-Rawhide asset) were $nil during fiscal 2011 and fiscal 2010 compared to $1.8 million for fiscal 2009. As a result, cash flow provided by (used for) investing activities was $(0.8) million during fiscal 2011 compared to a negligible amount during fiscal 2010 and $6.0 million during fiscal 2009.

Cash Flow Provided by Financing Activities

The Company realized $3.3 million in cash flow from financing activities during fiscal 2011, compared to $2.2 million during fiscal 2010 and $nil during fiscal 2009. The fiscal 2011 and fiscal 2010 financing cash flow amounts are related to the issuance of common shares of the Company under two private placement equity financings that closed in October 2010 and January 2010 respectively (details below) as well as the exercise of employee stock options (16,666 shares at an average price of Cdn $0.17 per share during fiscal 2010.

During fiscal 2011, the Company announced and closed a private placement financing through which a total of CDN $3,332,000 was raised through the issuance of 19,600,000 units (“Units”). Each Unit issued in this financing consists of one common share in the Company and one half of one non-transferable share purchase warrant (“Warrant”) that entitles the holder to acquire one additional common share of the Company at a price of CDN $0.30 for a period of 24 months following the closing of the financing, which occurred on October 8, 2010. Pacific Rim reserves the right to accelerate the exercise period of the Warrants should its common stock trade above CDN $0.50 for 20 consecutive trading days. The Units were subject to a four-month trading restriction that began on the day of issuance and expired on February 9, 2011. The Company also issued 660,000 Units (the “Finder’s Units) to certain finders (the “Finders”) in connection with the private placement, in payment of a finder’s fee of 6% of the proceeds raised from subscribers introduced by the Finders, and issued 660,000 warrants to Finders (the “Finder’s Warrants”) representing 6% of the total number of Units sold to purchasers introduced by the Finders.

Details of the fiscal 2010 private placement financing are provided in the Company’s 2010 Annual Report filed under form 20F, or the Company’s 2010 MD&A available on SEDAR.

Capital Resources and Financial Condition

Working Capital

At April 30, 2011, the book value of the Company’s current assets was $1.2 million, compared to $1.4 million at April 30, 2010, a reduction of $0.2 million. The decrease in current assets is primarily a result of expenditures of cash, offset by the addition of cash from the sale of securities under a private placement financing. Property, plant and equipment balances at April 30, 2011 were negligibly lower than the April 30, 2010 balance ($5.46 million $5.49 million respectively).

At April 30, 2011 the Company had current liabilities of $1.64 million marginally higher than the April 30, 2010 balance of $1.58 million due to a slight increase in accounts payable and accrued liabilities. Of the accounts payable and accrued liability balances, $1.4 million at April 30, 2011 and $1.1 million at April 30, 2010 is due to one vendor associated with PacRim’s arbitration action.

The $0.2 million decrease in current assets combined with the marginal increase in current liabilities, resulted in a $0.2 million reduction in working capital from $(0.2) million at the end of fiscal 2010 to $(0.4) at the end of fiscal 2011.

Subsequent Change to Working Capital

On May 3, 2011, immediately subsequent to Pacific Rim’s fiscal 2011 year end, the Company closed a private placement financing through which a total of CDN $3,696,000 was raised through the issuance of 17,600,000 units (“Units”). Each Unit issued in this financing consists of one common share in the Company and one half of one non-transferable share purchase warrant (“Warrant”) that entitles the holder to acquire one additional common share of the Company at a price of CDN $0.30 for a period of 24 months following the closing of the financing. Pacific Rim reserves the right to accelerate the exercise period of the Warrants should its common stock trade above CDN $0.50 for 20 consecutive trading days. The Units were subject to a four-month trading restriction that began on the day of issuance and will expire on September 3, 2011. The Company also issued 233,400 Units (the “Finder’s Units) to certain finders (the “Finders”) in connection with the private placement, in payment of a finder’s fee of 6% of the proceeds raised from subscribers introduced by the Finders, and issued 716,400 warrants to Finders (the “Finder’s Warrants”) representing 6% of the total number of Units sold to purchasers introduced by the Finders.

Financial Condition

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company can not judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for fiscal 2012 beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company intends to commence a Phase 1 exploration program at the Hog Ranch property during fiscal 2012, including a roughly 15-hole drill program late in the fiscal year. Acquisition of the Remance project is in doubt and therefore, no exploration plans are being contemplated at this time. However, if a final acquisition agreement on Remance is signed, as per the terms of the Remance LOI the Company will be responsible for conducting a $1 million exploration program in the first year of the option period. The Company intends to continue its project generation initiatives with the aim of evaluating and possibly acquiring new exploration properties of merit that fit its exploration focus.

The Company anticipates that its fiscal 2012 exploration plans as outlined above will cost approximately $1.6 million, with a further $1 million required in the event the Remance property is acquired. With the cash balances currently on hand (as a result of the private placement financing that closed in May 2011), the Company believes it has the financial resources required to carry out its planned exploration programs but not the contingent exploration expenditures related to the potential Remance acquisition or additional CAFTA/ILES costs. The Company anticipates the requirement for additional financing during or subsequent to fiscal 2012 in order to fund future ongoing exploration programs.

The Company’s general and administrative costs are expected to remain stable during fiscal 2012. Expenditures related to PacRim’s arbitration claim are expected to continue at present or modestly higher levels during fiscal 2012, and are dependent on the level of arbitration activity. The Company has currently accumulated a liability of approximately $1.4 related to the CAFTA/ILES arbitration action, which is partly responsible for the Company’s current working capital deficit. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce this accounts payable position.

The business of mining and exploration involves a high degree of risk and there can be no assurance that any of the Company’s current exploration projects will result in profitable mining operations. The Company has no source of revenue, and will require additional cash to continue fund legal, exploration and administration expenses. As at April 30, 2011, the Company has a working capital deficit of $0.4 million (which has since been remediated as described above), has incurred losses since inception and has an accumulated deficit of $90.1 million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain future funding. Despite the Company’s successful May 2011 private placement financing, the Company will need to raise additional funds during or subsequent to fiscal 2012 to support ongoing exploration and administration expenses as well as its costs under PacRim’s CAFTA/ILES arbitration action. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future, or be available on favourable terms. Factors that could affect the availability of financing include progress in obtaining the sought-after El Dorado mining permits, progress on or resolution of the CAFTA/ILES claim including the outcome of the Jurisdiction Objection, results from the Hog Ranch Phase 1 exploration program, the completion of the Remance project acquisition and/or the acquisition of other exploration projects, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. Additional financing will require, but may not be limited to, the issuance of additional equity.

During fiscal 2010 the Company announced it received notice from the NYSE Amex Equities (“NYSE Amex”) that the Company was not in compliance with Section 1003(a)(iii) of the NYSE Amex Company Guide. In order to maintain listing of its common shares on the NYSE Amex, the Company was required to submit a Compliance Plan (the “Plan”) to NYSE Amex addressing how it intends to regain compliance with Section 1003(a)(iii) by May 11, 2011, which plan was submitted on December 11, 2009.

The Company’s Plan included several key milestones, the most critical of which was to improve shareholders’ equity through a financing based on one or more of receipt of the El Dorado permit, resolution of the CAFTA/ILES action or the acquisition and exploration of a new project. The mid-plan milestone of increasing shareholders’ equity to a minimum of $6.0 million was not met and as a result the Company did not meet the terms of its Plan. Furthermore, the Company was not able to ascertain with confidence whether it would be in a position to regain full compliance with the NYSE Company Guide by the end of the Plan period (May 2011) as the majority of the factors on which ongoing compliance would be predicated are outside of the Company’s control.

In the opinion of management, the level of financing required to regain compliance with NYSE Amex’s Company Guide would have been onerous and dilutive to existing shareholders. Rather, the Company believes its financing requirements should be based on its exploration objectives and value objectives rather than the objective of the NYSE Amex. Lastly, as the Company has greatly reduced its level of business activity at a time when listing costs and standards continue to escalate, management was of the belief that ongoing listing on NYSE Amex is not currently practicable.

During fiscal 2011, the Company filed a notification with NYSE Amex to voluntarily delist its common shares from the exchange. Concurrently, the Company applied for and was successful in obtaining a listing on the OTCQX platform. On September 9, 2010, the Company’s shares were delisted from NYSE Amex and began trading on OTCQX under the symbol PFRMF. The Company’s shares remain listed on the Toronto Stock Exchange where they trade under the symbol PMU.

The Company does not have any off-balance sheet arrangements.

Outlook

The Company is imminently commencing a Phase 1 exploration property at it’s recently acquired Hog Ranch property in Nevada, which will consist of field mapping and sampling, geophysical survey and a 10-15-hole drill program to test both the near surface and underground vein potential of this known gold district.

The Company’s acquisition of the Remance property is on hold and highly uncertain at this time, pending the vendor’s legal appeal of the Government of Panama’s recent decision to deny extension of the Remance concession term. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, it does not intend to sign a final agreement to acquire the Remance project unless the term of the concession is extended.

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains confident that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated.

The Company continues to seek new project opportunities in North and Central America.

The Company believes its principal risks are its ability to acquire new exploration projects of merit, its ability to fund the ongoing CAFTA/ILES arbitration action to a just conclusion, its ability to fund future exploration plans and ongoing general and administrative expenses and its ability to maintain its TSX listing. The Phase 1 Hog Ranch exploration program will consume the bulk of the Company’s cash resources earmarked for exploration during fiscal 2012. If the Remance project is acquired, the Company will require additional financing to undertake an exploration program, as per the terms of its Remance letter of intent, that is anticipated to cost approximately $1.0 million. Additional exploration work required to keep all of its El Salvador projects in good standing, and exploration expenses related to the Company’s generative programs, will continue through fiscal 2012 and for the foreseeable future. The Company anticipates that it will require additional financing in late fiscal 2012 or early fiscal 2013 in order to fund its ongoing exploration, administrative and legal expenses.

The Company’s general and administrative costs are expected to remain stable during fiscal 2012. Expenditures related to PacRim’s CAFTA/ILES arbitration action are expected to continue at present or modestly higher levels as during fiscal 2012, and are dependent on the level of arbitration activity. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce its accounts payable and accrued liabilities, the majority of which are payable to a single vendor involved in the arbitration and/or for general working capital expenses and/or future expenses related to the CAFTA/ILES claim

The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving the El Dorado permitting situation. The Company and its subsidiaries have a well-documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Unless these diplomatic efforts are successful, PacRim’s CAFTA/ILES arbitration action is expected to proceed during fiscal 2012 and beyond. The Company is currently awaiting a ruling from the ICSID Tribunal Panel on the GOES’s Jurisdiction Objection, anticipated in late calendar 2011. The Company may seek traditional or alternative financing arrangements during fiscal 2012 specifically ear-marked for legal expenses.

C.	Research and Development, Patents and Licenses, etc.

None

D.	Trend Information

While the Company does not have any producing mines, it is directly affected by trends in the metal industry. The Company’s principal assets are its gold exploration properties, one of which comprises several known gold deposits. The global economic and credit crisis has affected all industries, including mining, and has resulted in additional pressure on the ability and costs of obtaining project capital financing. Global metal prices, driven by rising global demand, climbed dramatically and approached historic highs over the past several years but are volatile and subject to periodic corrections. The effect of high metal prices had a significant positive impact on the ability to raise equity capital, which has resulted in increases in global exploration projects and in turn has caused the procurement of exploration services and skilled employees to be increasingly difficult.

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

F.	Tabular Disclosure of Contractual Obligations

The Company is committed to payments under operating leases for office premises. The following table lists as of April 30, 2011, information with respect to the Company’s known contractual obligations.

Contractual Obligations (all amounts in thousands of US dollars)

	Payments due by period
	Total	< 1 year	1- 3 years	4 – 5 years	> 5 years
Operating Lease Obligations	$74	$42	$32	-	-
Accounts Payable and Accrued Liabilities	$1,642	$1,642	-	-	-
Total	$1,716	$1,684	$32	-	-

G.	Safe Harbor

See Note regarding Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table set out the names of the directors and/or senior officers as at April 30, 2011, the province or state and country in which each is ordinarily a resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director and/or officer of the Company and the number of shares owned by each director.

Name and Jurisdiction of Residence(1)	Principal Occupation, Business or Employment(1)	Previous Service as a Director of the Company	Number of Shares(2)
Catherine McLeod-Seltzer British Columbia, Canada	Chairman and Director of the Company, Director and Chairman of Bear Creek Mining Corporation, Director of Stornoway Diamond Corporation, Director of Kinross Gold Corporation, Director of Troon Ventures Ltd. and Director of Major Drilling Group International Inc.	Since April 11, 2002(3)	3,672,800
Thomas Shrake(5) Nevada, USA	President, CEO and Director of the Company	Since April 11, 2002(3)	479,100(8)
Anthony J. Petrina(5)(6)(7) British Columbia, Canada	Retired. Director of the Company.	Since April 11, 2002(3)	203,000
William Myckatyn (4)(5)(6)(7) British Columbia, Canada	Corporate Director. Lead Director of the Company, Lead Director and Vice Chairman of QuadraFNX Mining Ltd., Director of First Point Minerals Corp., Director of San Marco Resources Inc. and Director of OceanaGold Corporation	Since April 11, 2002(3)	287,660

Name and Jurisdiction of Residence(1)	Principal Occupation, Business or Employment(1)	Previous Service as a Director of the Company	Number of Shares(2)
David K. Fagin(4)(6) Colorado, USA	Investor. Director of the Company, and Director of Atna Resources Ltd.	Since April 11, 2002(3)	223,000

(1)	The information as to the province or state of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective Directors individually.
(2)

The information as to shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

(3)

April 11, 2002 was the effective date of the amalgamation of Dayton Mining Corporation (“Dayton”) and the Company; Fagin, McLeod-Seltzer and Myckatyn were former directors of Dayton and McLeod-Seltzer, Myckatyn, Petrina and Shrake were Directors of the Company prior to the amalgamation with Dayton.

(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Health, Safety and Environmental Committee.
(6)	Denotes member of Audit Committee.
(7)	Denotes member of Nominating Committee.
(8)	50,000 of these shares are owned jointly with Anne B. Shrake in the “Tom and Anne Shrake Family Trust”.

Each of the Company’s directors is elected by the Company’s shareholders at an annual general meeting to serve until the next annual general meeting of shareholders or until a successor is elected or appointed. The board of directors appoints the Company’s executive officers annually after each annual general meeting, to serve at the discretion of the board of directors.

B.	Compensation

During the fiscal year ended April 30, 2011, the Company had three Named Executive Officers (for the purposes of Canadian securities legislation), namely:

Thomas Shrake, President and Chief Executive Officer
Steven Krause, Chief Financial Officer; and
William Gehlen, VP Exploration

The following table sets forth all annual and long term compensation for services in all capacities to the Company (to the extent required by Form 51-102F6) for the three most recently completed financial years of the Company, being the years ended April 30, 2009, April 30, 2010 and April 30, 2011, in respect of each Chief Executive Officer and Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the other three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity (other than the Chief Executive Officer and the Chief Financial Officer), as at April 30, 2011, whose total compensation, for the most recently completed financial year, individually, exceeded CDN$150,000, and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Name and Principal Position	Year Ended April 30	Salary US($)	Share- Based Awards US($)	Option- Based Awards US($)(1)	Non-Equity Incentive Plan Compensation ($)		Pension Value US($)	All Other Compensation US($)	Total Compensation US($)
					Annual Incentive Plans	Long-term Incentive Plans
Thomas Shrake (2) CEO	2009 2010 2011	204,582 180,000 180,000	Nil Nil Nil	74,356 54,240 65,835	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	278,938 234,240 245,835
Steven Krause (3) CFO	2009 2010 2011	Nil Nil Nil	Nil Nil Nil	37,178 33,900 65,835	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	37,178 33,900 65,835
Bill Gehlen VP Exploration	2009 2010 2011	120,000 120,000 120,000	Nil Nil Nil	29,742 27,120 39,501	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	149,742 147,120 159,501

(1)

The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following the key assumptions and estimates for each calculation: expected dividend yield 0%, expected stock price volatility 96 and 99%, risk free interest rate 2.24 and 2.29%, and expected life of options of between 4 and 5 years. The Company chose this methodology as it is the standard for exploration companies in Canada and has been consistently applied by the Company for valuing option-based awards since 2003. The stock-based awards are determined in Canadian funds and then translated into US funds at the 2011 average foreign currency exchange rate of $0.99US/$1CDN.

(2)

Mr. Shrake’s official annual salary is US$250,000 per year. Since November 2008, in light of economic and market conditions, Thomas Shrake has voluntarily taken only US$180,000 in salary per year, representing 72% of his official salary.

(3)

Mr. Krause, as CFO, was not an employee of the Company. He is employed by Avisar Chartered Accountants (“Avisar”) and the portion of the compensation paid to Mr. Krause by Avisar during the fiscal period ended April 30, 2011 and 2010 and which Avisar attributed to the CFO services provided by Mr. Krause to the Company was $11,331 and $11,860, respectively. During the 2011 fiscal year, Avisar charged the Company CDN$128,980 for accounting, tax and financial consulting services.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period, at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the NEOs:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price CDN($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1,2) US($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested US($)
Thomas Shrake CEO	200,000 300,000 500,000 400,000 500,000	0.92 1.17 0.17 0.21 0.21	08/28/2011 03/09/2013 12/29/2013 01/26/2015 12/16,2015	Nil Nil 23,660 3,785 4,732	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Steven Krause CFO	250,000 250,000 250,000 250,000	0.17 0.21 0.20 0.21	12/29/2013 01/26/2015 06/10/2015 12/16/2015	11,830 2,366 4,732 2,366	N/A N/A N/A N/A	N/A N/A N/A N/A
Bill Gehlen VP Exploration	125,000 125,000 200,000 200,000 300,000	0.92 1.17 0.17 0.21 0.21	08/28/2011 03/09/2013 12/29/2013 01/26/2015 12/16/2015	Nil Nil 9,464 1,892 2,839	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was CDN$0.22, and the exercise or base price of the option.

(2)	The value of the unexercised in-the-money options are determined in Canadian funds and then translated into US funds at the April 30, 2011 foreign currency exchange rate of $1.0566US/$1CDN.

Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to NEOs is as follows:

NEO Name	Option-Based Awards - Value Vested During The Year (1) US($)	Share-Based Awards - Value Vested During The Year US($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year US($)
Thomas Shrake CEO	5,662	Nil	Nil
Steven Krause CFO	413	Nil	Nil
Bill Gehlen VP Exploration	2,331	Nil	Nil

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

In Mr. Shrake’s employment agreement, “change of control” is defined as any change in the effective control or direction of the Company and includes:

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

If, as a result of a “change of control” of the Company, Mr. Shrake experiences an “event of termination” as described above, Mr. Shrake is entitled to a severance payment of 24 months’ salary (based on his official annual salary of US$ 250,000) and is able to exercise any stock options previously granted within 45 business days in the event of termination after a change of control. In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would have been US$4,416.

Steven Krause has a consulting agreement with the Company which includes a “change of control” clause. In this consulting agreement, “change of control” means the acquisition by any person or by any person and joint actor, whether directly or indirectly, of voting securities as defined in the Securities Act of British Columbia, as amended from time to time (the “BC Securities Act”), which, when added to all other voting securities of the Company at the time held by such person or by such person and a person acting “jointly or in concert with” another person as that phrase is interpreted by the BC Securities Act, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors.

Should a change of control occur, all outstanding stock options held by Mr. Krause will become fully vested in accordance with the terms of the 2006 Evergreen Incentive Stock Option Plan, whereupon such options may be exercised in whole or in part by Mr. Krause. In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would have been US$4,732.

William Gehlen has an employment agreement with a subsidiary of the Company that includes termination and change of control benefits.. If, as a result of a “change of control” of the Company, Mr. Gehlen experiences an “event of termination” as defined above, Mr. Gehlen is entitled to a severance payment of 12 months’ salary, plus one month’s salary per year of service after one year, up to a maximum of 24 months’ salary, and is able to exercise any stock options previously granted within 30 calendar days in the event of termination after a change in control. In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would have been US$1,577.

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

Estimated Incremental Payment on Change of Control

Under the terms of Thomas Shrake’s employment agreement, the estimated incremental payment upon termination by the Company on a change of control of the Company, Mr. Shrake is entitled to receive approximately US $500,000 (calculated as at April 30, 2011) based upon an amount equal to 24 months’ salary, plus any amounts owed in respect of accrued vacation and the accelerated option value of his existing stock options.

There are no provisions in Steven Krause’s consulting agreement that would require the Company to make any payments to Mr. Krause upon a change of control of the Company.

Under the terms of William Gehlen’s employment agreement, the estimated incremental payment upon termination by the Company’s subsidiary on a change of control of the Company, Mr. Gehlen is entitled to receive approximately US $240,000 (calculated as at April 30, 2011) based upon an amount equal to 12 months’ salary plus one months’ salary for every year of service beyond one year to a maximum of 24 months’ salary, plus any amounts owed in respect of accrued vacation and the accelerated option value of his existing stock options.

Director Compensation

The following table sets forth all amounts of compensation provided to the directors, who are not also Named Executive Officers, for the Company’s most recently completed financial year:

Director Name (1)	Fees Earned US($)	Share- Based Awards US($)	Option- Based Awards US($)(2)	Non-Equity Incentive Plan Compensation US($)	Pension Value US($)	All Other Compensatio n US($)	Total US($)
William Myckatyn	9,900	Nil	15,560	Nil	Nil	Nil	25,460
David Fagin	9,900	Nil	15,560	Nil	Nil	Nil	25,460
Anthony Petrina	9,900	Nil	15,560	Nil	Nil	Nil	25,460
Catherine McLeod-Seltzer	Nil	Nil	39,501	Nil	Nil	Nil	39,501

(1) Relevant disclosure has been provided in the Summary Compensation Table above, for Mr. Shrake, a Director who is also a Named Executive Officer. Mr. Shrake’s total compensation is related to his role as CEO, and he receives no compensation for his services as a Director.

(2) The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following the key assumptions and estimates for each calculation: expected dividend yield 0%, expected stock price volatility 96 and 99%, risk-free interest rate 2.24 and 2.29%, and expected life of options of between 4 and 5 years. The Company chose this methodology as it is the standard for exploration companies in Canada and has been consistently applied by the Company for valuing option-based awards since 2003. The stock-based awards are determined in Canadian funds and then translated into US funds at the 2011 average foreign currency exchange rate of $0.99US/ $1CDN.

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
  Each independent director is currently entitled to receive a grant of 75,000 stock options upon his or her election or re- election at the Company’s annual general meeting under the Amended Evergreen Plan.
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

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price CDN($)	Option Expiration Date	Value of Unexercised In-The- Money Options (1,2) US($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share- Based Awards That Have Not Vested US($)
William Myckatyn	90,000 75,000 15,000 125,000 75,000 75,000 50,000 75,000 50,000	0.92 0.96 1.17 0.17 0.17 0.21 0.21 0.17 0.21	08/28/2011 08/27/2012 03/09/2013 12/29/2013 12/29/2013 08/25/2014 01/26/2015 08/25/2015 12/16/2015	Nil Nil Nil 5,915 3,549 709 473 3,549 473	N/A N/A N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A N/A N/A
David Fagin	75,000 75,000 125,000 75,000 75,000 50,000 75,000 50,000	0.92 0.96 0.17 0.17 0.21 0.21 0.17 0.21	08/28/2011 08/27/2012 12/29/2013 12/29/2013 08/25/2014 01/26/2015 08/25/2015 12/16/2015	Nil Nil 5,915 3,549 709 473 3,549 473	N/A N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A N/A
Anthony Petrina	75,000 75,000 125,000 75,000 75,000 50,000 75,000 50,000	0.92 0.96 0.17 0.17 0.21 0.21 0.17 0.21	08/28/2011 08/27/2012 12/29/2013 12/29/2013 08/25/2014 01/26/2015 08/25/2015 12/16/2015	Nil Nil 5,915 3,549 709 473 3,549 473	N/A N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A N/A
Catherine McLeod-Seltzer	100,000 125,000 300,000 200,000 300,000	0.92 1.17 0.17 0.21 0.21	08/28/2011 03/09/2013 12/29/2013 01/26/2015 12/16/2015	Nil Nil 14,196 1,892 2,839	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was CDN $0.22 per share and the exercise or base price of the option.

(2)	The value of the unexercised in-the-money options are determined in Canadian funds and then translated into US funds at the April 30, 2011 foreign currency exchange rate of $1.0566US/$1CDN.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Directors who are not Named Executive Officers is as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) US($)	Share-Based Awards - Value Vested During The Year US($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year US($)
William Myckatyn	1,333	N/A	N/A
David Fagin	1,333	N/A	N/A
Anthony Petrina	1,333	N/A	N/A
Catherine McLeod-Seltzer	3,331	N/A	N/A

(1) This amount is the dollar value that would have been realized, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights CDN($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	10,295,000	0.46	6,545,170
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total:	10,295,000	0.46	6,545,170

Details of the Company’s Plan(s) are set out in the notes to its audited financial statements which may be accessed at the Company’s web site or www.sedar.com.

C.	Board Practices

Corporate governance relates to the activities of the Company’s board of Directors (the “Board”), the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices which are both in the interests of its Shareholders and contribute to effective and efficient decision making.

National Policy 58-201, Corporate Governance Guidelines, establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101, Disclosure of Corporate Governance Practices, mandates disclosure of corporate governance practices, which disclosure is set out below.

Independence of Members of Board and Management Supervision by Board

The Board currently consists of five Directors, a majority of whom are independent based upon the tests for independence set forth in NI 52-110. Following the Shareholders’ meeting on September 13, 2011, the Board will include three (3) independent Directors: Messrs. Myckatyn, Petrina, and Fagin. Mr. Shrake and Ms. McLeod-Seltzer are not considered independent as they are the President and Chief Executive Officer, and Board Chairman, respectively, of the Company.

The Board facilitates the exercise of independent judgement in carrying out its responsibilities, by the effective supervision of management by the independent Directors on an informal basis, through active and regular involvement in reviewing and supervising the operations of the Company and through regular and full access to management. Further independent supervision is performed through the Audit Committee which is composed entirely of independent Directors who meet regularly with the Company’s auditors without management being in attendance. The independent Directors hold meetings without the presence of non-independent Directors on a quarterly basis and are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent Directors, being present. The Company’s auditors, legal counsel and certain employees may be invited to attend. During the Company’s most recently completed financial year, the independent Directors met a total of four (4) times.

Leadership is provided for the Board’s independent Directors through access to management and the independent operation of the Audit Committee, as discussed above, and through its Lead Director, Mr. Myckatyn. As Lead Director, Mr. Myckatyn’s role and responsibilities are to:

a.	assist the Chairman to manage the Board and its committees in a manner that ensures that these relationships are effective and efficient and further the best interests of the Company;

b.	oversee the process of evaluation of the Board, its committees and individual Directors;

c.	act as the principal sounding board and counsellor for the Chairman;

d.	ensure that the Chairman is aware of concerns of the independent Directors, Shareholders and other stakeholders;

e.	work with the Chairman to assist the Chairman in fulfilling her responsibilities in managing the Board;

f.	work with the Chairman to co-ordinate the agenda for Board meetings;

g.	chair and manage all meetings for the independent Directors;

h.	attend committee meetings when it is appropriate to do so; and

i.	meet, from time to time, with the Chairman and the President and Chief Executive Officer to convey and discuss concerns of the independent Directors.

Participation of Directors in Other Reporting Issuers

The following table sets forth directors of the Company that are also a director of any other issuer that is a reporting issuer (or equivalent) in a jurisdiction or foreign jurisdiction.

Name of Director	Name of Other Public Company
Catherine McLeod-Seltzer	Bear Creek Mining Corporation, Stornoway Diamond Corporation, Kinross Gold Corporation, Troon Ventures Ltd. and Major Drilling Group International, Inc.
William Myckatyn	QuadraFNX Mining Ltd., First Point Minerals Corp., San Marco Resources Inc. and OceanaGold Corporation
David K. Fagin	Atna Resources Ltd.

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

Name of Director	No. of Board Meetings Attended in the Most Recently Completed Financial Year
Catherine McLeod-Seltzer	3
Thomas Shrake	4
Anthony J. Petrina	4

Name of Director	No. of Board Meetings Attended in the Most Recently Completed Financial Year
William Myckatyn	4
David K. Fagin	4

Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board sets long-term goals and objectives for the Company to formulate the plans and strategies necessary to achieve those objectives and to supervise and offer guidance to the Company’s senior management in their implementation. Although the Board has delegated to senior management personnel the responsibility for managing the day-to-day affairs of the Company, the Board is ultimately responsible for all matters relating to the Company and its business. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan; reviewing and approving the quarterly corporate and cash flow forecasts; reviewing and approving significant capital investments; reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with Shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to Shareholders; ensuring the effective operation of the Board; and safeguarding Shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

The Board expects management to efficiently implement its strategic plans for the Company in a professional, competent and ethical manner, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility. In addition to matters which must by law or pursuant to the constating documents of the Company be approved by the Board, all matters of strategic importance to the Company are referred to the Board for prior review and approval. Any material expenditures or legal commitments, including without limitation debt or equity financings, acquisitions and divestitures by the Company, financial statements and major disclosure documents, are subject to prior approval by the Board. The Board holds meetings on a regular basis to review the Company’s strategy as well as to consider and approve particular matters. One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

The Board oversees the management of the Company’s affairs directly and through its committees. The Board also meets to plan for the future growth of the Company; identify risks of the Company’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions. The frequency of Board meetings, as well as the nature of agenda items, change, depending upon the state of the Company’s affairs and in light of opportunities or risks that the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions in accordance with applicable corporate law.

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

The Board has not developed written position descriptions for the Chair of each Board committee. The Chairs of the Nominating Committee, the Compensation Committee, and the Health, Safety and Environmental Committee are responsible for calling the meetings of each Committee, establishing meeting agenda with input from management, and supervising the conduct of the meetings. The Chair of the Audit Committee has a clear mandate from the Board to carry out his responsibilities.

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

Mr. Fagin does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations almost continuously for at least 35 years. Mr. Fagin was involved in the valuation of oil and gas companies for ten years both as a consultant and a bank appraisal engineer (1958-68); President of a subsidiary of Rosario Resources Corporation, a NYSE company (1968-75), Executive Vice-President (1975-77) then President (1977-82) during which period he was intimately involved in financial and accounting matters. In 1982, he founded Fagin Exploration Company and worked closely with an accountant and auditors to maintain the records. From 1986 to 1991, Mr. Fagin was the President and Chief Operating Officer for Homestake Mining Corporation (NYSE), responsible for producing operations in six countries and was involved in decisions for corporate financial reporting. Between 1992 and 1996, Mr. Fagin was Executive Chairman of Golden Star Resources Ltd. (ASE and TSE) and managed all administrative matters including annual reports, audits and registration in Canada and the U.S. Since 1987, Mr. Fagin has served on boards and audit committees of several public companies including T. Rowe Price Mutual Funds, Golden Star Resources Ltd., Canyon Resources Corp. (recently acquired by Atna Resources Ltd.), Dayton Mining Corp. and the Company, where he was either Chairman or a member of each audit committee. He currently remains a director of Atna Resources Ltd.

Mr. Myckatyn does not have an accounting designation. However, Mr. Myckatyn is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Myckatyn has over 30 years’ experience in the mining industry. Mr. Myckatyn was Chairman, President and Chief Executive Officer of Dayton Mining Corporation from 1998 to April, 2002 where he led the restructuring of Dayton and its subsequent merger with the Company. Prior to 1998, Mr. Myckatyn was the President and CEO of Princeton Mining Corporation, overseeing completion in 1997 of the construction of the Huckleberry open-pit copper mine in British Columbia and the 1998 merger of the company with Imperial Metals Corporation. Mr. Myckatyn worked for Gibraltar Mines Limited from 1991 to 1996, initially as Mine Manager and ultimately as President and CEO as the company transitioned from being controlled by Placer Dome Inc. into an independent growth oriented public company, and through it acquisition by Westmin Resources Inc. in 1996. For over ten yeas prior to that, Mr. Myckatyn worked for various operations controlled by Placer Dome Inc. and its associated and predecessor companies including four separate mines in Australia and the Philippines.

Mr. Myckatyn is the Lead Director and Vice-Chairman of QuadraFNX Mining Ltd. and a director of First Point Minerals Corporation, San Marco Resources Inc. and OceanaGold Corporation. Mr. Myckatyn received his Bachelor of Applied Science in Mining Engineering from the University of British Columbia in 1972 and is a registered member of the British Columbia Association of Professional Engineers and Geoscientists.

The third member of the Company’s audit committee, Anthony Petrina, is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Petrina worked for Placer Dome for 32 years, serving as President, Chief Executive Officer and Vice-Chairman, until his retirement in 1992. Mr. Petrina has been a director of several other mining companies since his retirement.

Nomination of Directors

The Nominating Committee is composed of two Directors, Messrs. Petrina (Chair) and Myckatyn, each of whom is independent based upon the tests for independence set forth in NI 52-110. The Nominating Committee has the responsibility for recommending to the Board the nominees to fill vacancies on the Board or to be proposed by any member of the Board as candidates for election as Directors at the annual general meeting. The Nominating Committee also recommends to the Board a desirable balance of expertise among the Board members, seeks out possible candidates to fill Board positions and aids in attracting qualified candidates to the Board. In addition, the Nominating Committee’s responsibilities include reviewing and monitoring the orientation of new Board members; reviewing and approving officers’ directorships in other companies and reviewing Directors’ relationships with outside entities with regard to potential conflicts of interest.

Compensation Committee

The Compensation Committee is composed of Messrs. Fagin (Chair) and Myckatyn, each of whom is independent based upon the tests for independence set forth in NI 52-110. The overall purpose of the Compensation Committee is to make recommendations to the Board for human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

The Compensation Committee is responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and reviewing the adequacy and form of Directors’ compensation.

To determine compensation payable, the Compensation Committee reviews compensation paid for Directors and officers of companies of a similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the Directors and senior management, while taking into account the financial and other resources of the Company. The Board of Directors does not benchmark its executive compensation program, but from time to time does review compensation practices of companies of similar size and stage of development to ensure the compensation paid is competitive within the Company's industry and geographic location while taking into account the financial and other resources of the Company.

No compensation consultant or advisor has, at any time since the beginning of the Company’s most recently completed financial year, been retained to assist in determining compensation for any of the Company’s Directors or officers.

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

A discussion of the Company’s Nominating and Compensation Committees is provided above under the sub-headings “Nomination of Directors” and “Compensation Committee”. See Item 16A – “Audit Committee Financial Expert”.

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

Shareholder Feedback and Concerns

The Company is dedicated to the maintenance of good Shareholder relations and attempts to deal with any expressed concerns of Shareholders in an effective and timely manner. The Company employs a Vice-President of Investor Relations to monitor and promptly address Shareholder concerns in an expeditious and informal manner. If any material issues of concern arise, the Board of Directors is informed and provides direction for action as needed. The Company has a Disclosure Policy which is followed and is available for review on the Company’s website.

D.	Employees

As at April 30, 2011, the Company (including its subsidiaries) had one employee in Canada, five employees in the U.S. and 29 employees in El Salvador. None of the Company’s employees are represented by labour unions.

E.	Share Ownership

See Item 6A. Directors and Senior Management and Item 6B. Compensation for details as to share ownership on an individual basis.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

According to information provided by the Company’s transfer agent, the following are the only shareholders of the Company that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to the Company’s common shares as at June 30, 2011:

Name of Shareholder	No. of Shares	% of Issued Shares
CDS & Co.	127,547,880	75.74%
CEDE & Co.	12,522,506	7.44%

Voting Rights

The Company’s major shareholders do not have different voting rights from other shareholders.

Change of Control

To the best of the Company’s knowledge, there are no arrangements of which may result in a change in control of the Company.

Geographic Breakdown

According to information provided by the Company’s transfer agent, as at June 30, 20110, there were 176 U.S. registered holders owning 20,362,117 of the Company’s outstanding shares.

The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.

B.	Related party transactions

The Company received accounting and tax preparation services from an accounting firm in which an Officer of the Company is a partner. The total accounting fees paid during fiscal 2011 was US$117,000

C.	Interests of Experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The consolidated financial statements required to be filed as a part of this annual report on Form 20-F are filed under Item 17 and incorporated herein by reference.

Legal

In April 2009, PacRim, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim filed international arbitration proceedings against the GOES under CAFTA and the ILES in its own name and on behalf of PRES and DOREX (collectively the “Enterprises”). A Notice of Intent to commence international arbitration proceedings had previously been filed by PacRim in December 2008. PacRim has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration and is seeking award of damages in the hundreds of millions of dollars from the GOES for its multiple breaches of international and Salvadoran law.

Since acquiring the El Dorado project in El Salvador in 2002, PacRim and the Enterprises have operated in full compliance with Salvadoran law, including the country’s environmental, mining and foreign investment laws, and have met or exceeded all applicable standards while conducting business in El Salvador. Ample evidence, however, demonstrates that the GOES has failed to fulfill its obligations.

PacRim’s claims are based on the GOES’s breaches of international and Salvadoran law arising out of the GOES’s improper failure to finalize the permitting process in accordance with Salvadoran law. This conduct by the GOES has resulted in a significant loss to PacRim, the shareholders of Pacific Rim and to the local communities, and has unnecessarily delayed normal development of these valuable deposits.

Pacific Rim’s mandate to its shareholders is to build a gold mining company that explores and develops gold deposits in an environmentally responsible manner. In meeting its responsibilities, a mine design for the Enterprises’ El Dorado gold project located in the department of Cabañas, was submitted to the GOES in its final form more than three years ago. Despite strong local support and the inclusion of carefully engineered and reliable environmental protections for the proposed El Dorado Mine, the GOES has not met its responsibility to issue the Enterprises the permits necessary to advance the project to the final step of full production.

Hearings related to the Preliminary Objection were held on May 31 and June 1, 2010 at ICSID headquarters in Washington, DC. The Preliminary Objection, wherein GOES sought to dispose of nearly all of PacRim’s case, was originally filed by the GOES on January 4, 2010 (fiscal 2010). On August 2, 2010 the ICSID Tribunal that is hearing the investment claims of PacRim against the GOES, and that presided over the Preliminary Objection hearings, ruled in favor of PacRim, unanimously rejecting all of the arguments made by the GOES in its Preliminary Objection filed under Articles 10.20.4 and 10.20.5 of CAFTA.

Immediately following the ICSID Preliminary Objection ruling, the GOES filed another the Jurisdiction Objection, wherein the GOES asserts that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. On May 2 - 4, 2011 hearings were again held at ICSID headquarters in Washington, DC in order for the ICSID Tribunal to hear argument and witness testimony regarding the Jurisdiction Objection. As with the Preliminary Objection, PacRim asserts the Jurisdiction Objection is without merit and looks forward to the Tribunal’s decision, anticipated for late calendar 2011. If the GOES is unsuccessful in its Jurisdiction Objection, the CAFTA/ILES action is expected to proceed to the merits phase during fiscal 2012.

Dividend Policy

The Company does not have any intention of paying cash dividends in the foreseeable future. In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

B.	Significant Changes

There have been no significant changes since April 30, 2011 that are not disclosed herein.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The Company’s post-amalgamation shares were called for trading on the TSX and the NYSE Amex, on April 15, 2002 as “PMU”. In September 2010 the Company delisted from NYSE Amex and the TSX is the only exchange on which the Company’s shares are listed. The Company’s shares additionally trade on the OTCQX platform in the US. Prior to April 15, 2002 Dayton’s shares traded as “DAY” on the TSX and the American Stock Exchange and the Company’s shares traded as “PFG” on the TSX.

The following table sets forth the annual high and low closing prices of the common shares traded on the TSX and the OTCQX for the five most recent financial years.

	TSX CDN($)		OTCQX (1) US($)
Fiscal Period Ended	High	Low	High	Low
April 30, 2011	0.35	0.155	0.35	0.16
April 30, 2010	0.40	0.16	0.36	0.165
April 30, 2009	0.99	0.09	0.99	0.08
April 30, 2008	1.25	0.83	1.39	0.83
April 30, 2007	1.43	0.70	1.29	0.63

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent full financial years and any subsequent period:

	TSX CDN($)		OTCQX (1) US($)
Fiscal Financial Quarter Ended	High	Low	High	Low
April 30, 2011	0.35	0.185	0.35	0.23
January 31, 2011	0.25	0.18	0.23	0.02
October 31, 2010	0.22	0.165	0.22	0.15
July 31, 2010	0.26	0.155	0.26	0.16
April 30, 2010	0215	0.16	0.22	0.16
January 31, 2010	0.315	0.18	0.29	0.18
October 31, 2009	0.345	0.20	0.32	0.19
July 31, 2009	0.40	0.21	0.36	0.21

The following table outlines the high and low market prices for each of the most recent six months:

	TSX CDN($)		OTCQX (1) US($)
Month	High	Low	High	Low
June 2011	0.21	0.16	0.21	0.16
May 2011	0.23	0.18	0.25	0.186
April 2011	0.24	0.185	0.24	0.195
March 2011	0.315	0.21	0.33	0.22
February 2011	0.35	0.22	0.35	0.215
January 2011	0.25	0.18	0.23	0.175

(1) Share prices listed under the OTCQX heading above, from dates prior to September 9, 2010, were taken from the Company’s listing on the NYSE Amex.

B.	Plan of Distribution

Not Applicable.

C.	Markets

The Company’s common shares are listed and trade on the TSX under the symbol “PMU” and additionally trade on the OTCQX platform under the symbol “PFRMF”. The Company has received advice that its shares are listed and have traded since June 14, 2002 on the Berlin Stock Exchange under the symbol PRM, German Cusip Number 577332 and in the Regulated Unofficial Market (Freiverkehr) on the Frankfurt Stock Exchange on the Xetra, the Deutsche Borse AG electronic trading system since May 31, 2002.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

1.

The Company, was formed on April 11, 2002 by the amalgamation of Dayton and Pacific Rim under the former Company Act (British Columbia). Now existing under the Business Corporations Act, S.B.C. 2002, c. 57 (British Columbia) (the “New Act”), as amended, the Company, is permitted to conduct any lawful business that it s not restricted from conducting by its Notice of Articles and Articles, neither of which contain any restriction on the business the Company may conduct.

2.

A director who has a disclosable interest in a proposed contract or transaction with the Company shall be liable to account to the Company for any profits that accrue to the director under or as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the New Act. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter into is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolutions. The Articles of the Company permit an interested director to be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. The Company, if authorized by the board of directors, may borrow money, issue debt obligations and charge the assets of the Company, provided only that such power is exercised bona fide and in the best interests of the Company. There is no mandatory retirement age for directors. A director is not required to hold shares of the Company.

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

4.

Pursuant to the New Act and the Articles of the Company, the rights of shareholders may be changed only by the shareholders passing a special resolution approved by two-thirds (2/3) of the votes cast at a general meeting of the Company, the notice of which is accompanied by a circular describing the proposed action and its effect on the shareholders. Certain special resolutions provide that a shareholder may dissent in respect of the resolution, by sending a notice of dissent to the Company and otherwise complying with the provisions of the New Act. A shareholder who validly exercises such right of dissent in accordance with the New Act may have the shares that are subject of the notice of dissent purchased by the Company at their fair value.

5.

The board of directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting. The board may call an extraordinary general meeting at any time. Notice of such meetings must be accompanied by information circular describing the proposed business to be dealt with and making the required disclosure regarding the Company and the matters to be considered at the meeting. A shareholder or shareholders holding in the aggregate of 5% of the issued shares of the Company may requisition a meeting and the board is required to hold such meeting within four months of such requisition. Admission to such meetings is open to registered shareholders and their duly appointed proxy holders. Others may be admitted with the consent of the meeting.

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

9.

There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company. However, the Investment Canada Act (Canada) (the “Investment Act”) requires certain non-Canadian individuals, governments, corporations, agencies or entities who wish to acquire “a Canadian business” or to establish a “new Canadian business” as those terms are defined in the Investment Act, to file a notification or an application for review with Investment Canada, a Canadian federal governmental agency. The Investment Act requires that certain acquisitions of control of a Canadian business by a non-Canadian must be reviewed by the Minister responsible for the Investment Act and approved on the basis that the Minister is satisfied that the acquisition is likely to be of net benefit to Canada, having regard to the criteria set forth in the Investment Act. The Investment Act makes the acquisition of control a reviewable event. The Investment Act sets out detailed rules for determining whether control has been acquired. The acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be deemed to constitute acquisition of control. A reviewable acquisition of control may not be implemented before being approved by the Minister. If not ultimately approved, a reviewable acquisition that has been completed may be subject to an order to divest, enforceable by injunction or a court order directing disposition of assets or shares.

10.	There are no provisions in the Company’s constating documents that govern changes in capital that are more stringent that required by law.

C.	Material contracts

In March 2011, Pacific Rim, through its US subsidiary PREx signed an LOI with ICN and WGI (collectively with the Company and PREx, the “Hog Ranch Parties”) providing the Company with the option to acquire a 65% joint venture interest in the Hog Ranch Property located in Washoe County, Nevada, approximately 180 km north of Reno. Subsequent to the end of fiscal 2011 (in June 2011) the Hog Ranch Parties signed a Definitive Agreement finalizing the terms of the LOI (subject to final regulatory approval).

As per the Definitive Agreement, PREx has been granted the option to acquire a 65% interest (the ”Interest”) in the Hog Ranch Property through the expenditure of an aggregate of $8 million in exploration expenditures and the issuance of an aggregate of 1 million common shares of Pacific Rim, with annual extensions dependent on results of exploration. See Item 4D – “Property Plant and Equipment”, specifically “Other Properties” for a schedule of the Hog Ranch option payments.

During fiscal 2011, the Company, through its Panamanian subsidiary Minera Verde, signed an LOI with Minera Clifton (collectively with the Company and Minera Verde, the “Remance Parties”) to acquire a 100% interest in the Remance project located in Panama, Central America.

The Remance Parties have agreed to sign a formal option agreement (the “Formal Agreement”) granting Minera Verde the exclusive right and option (the "Option") to acquire 100% of Minera Clifton's right, title and interest in the Remance project as soon as practicable. Signing of the Formal Agreement has not been concluded at this time and is currently highly uncertain. Minera Clifton’s application for an extension to the Remance concession term, as provided by Panamanian law, was recently denied; a decision which is currently being appealed by Minera Clifton. The extension denial by the Ministry of Commerce and Industry is highly suspicious and diplomatic efforts are aimed at pointing out these irregularities in an attempt to overturn the decision. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, the outcome of this process, and hence the Company’s final acquisition of the Remance project, is highly uncertain. If signed, the Formal Agreement will be subject to all required regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”). The option to acquire Remance may be exercised by the Company by paying an aggregate of $200,000 in four equal tranches plus 5 million common shares of Pacific Rim to Minera Clifton, conducting a specified exploration program during the Option Period (as defined in the LOI) and paying $5 million in cash or common shares to Minera Clifton at the end of the Option Period.

The Remance project acquisition has not currently been completed and is highly uncertain at this time. The Company believes that Minera Clifton’s application for extension of the Remance concession term, normally a routine process permitted under Panamanian mining law, was sidelined by bureaucratic irregularities and possible issues within the ministry responsible for mining. If the Remance extension is ultimately granted to Minera Clifton, the Company intends to proceed with its acquisition of the Remance Project by signing the Formal Agreement. See Item 4D – “Property Plant and Equipment”, specifically “Other Properties”.

D.	Exchange controls

There are currently no governmental laws, decrees, regulations or other legislation of Canada which affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company.

E.	Taxation

Although not free from doubt, the Company believes it was classified as a "passive foreign investment company" during the tax year ended April 30, 2011, and may be classified as a “passive foreign investment company in future tax years. If the Company is a “passive foreign investment company” for a tax year, such classification will likely have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in our Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended April 30, 2011and may be classified as a PFIC for future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF rules, in the event that the Company a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

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

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will effect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require. Recent IRS guidance suspends this annual requirement pending the release of new forms; filings will eventually be required with respect to any year in which the obligation was suspended.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, if such gains constitute more than 85% of the corporation’s total receipts and certain other requirements are satisfied.

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

The Company believes that it was classified as a PFIC during the tax year ended April 30, 2011 and may be classified as a PFIC for current and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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

Additional Tax on Passive Income

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for tax years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.	Dividends and paying agents

Not applicable

G.	Statement by experts

Not applicable.

H.	Documents on display

We are subject to the informational requirements of the Exchange Act and file reports and other information with SEC. Reports and other information which we file with the SEC, including this annual report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

100 F Street, NE
Washington D.C. 20549

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's internet site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

All documents referred to in this annual report on Form 20-F are also available for inspection at the office of the Company, listed below, during normal office hours:

Pacific Rim Mining Corp.
Suite 1050, 625 Howe Street
Vancouver, British Columbia
V6C 2T6
Canada

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

A.	Quantitative Information about Market Risk

The Company holds its cash and cash equivalents primarily in U.S. dollar and Canadian dollar denominated accounts and its expenses are primarily incurred in U.S. dollars. At April 30, 2011 the amount of cash and cash equivalents held was $258, the amount of short term investments was $787, the amount of accounts receivable was $150 and the amount of accounts payable and accrued liabilities was $1,642. Based on these net exposures at April 30, 2011 and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $0.2 million in the Company’s net earnings.

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at April 30, 2011:

				2014 and
	2011	2012	2013	later	Total
	$	$	$	$	$
Accounts payable	1,642	-	-	-	1,642
Operating leases	-	42	32	-	74
Totals	1,642	42	32	-	1,716

The exposure of the Company’s financial instruments to interest risk continues to be limited.

B.	Qualitative Information about Market Risk

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

The primary financial instruments currently affecting the Company’s financial condition and results of operations are cash and cash equivalents, receivables and deposits. The following describes the types of risk associated with these instruments and the way in which such exposure is managed.

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

Foreign Currency Risk

Foreign exchange risk is the risk that the fair value of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company holds its cash and cash equivalents primarily in U.S. dollar and Canadian dollar denominated accounts and its expenses are primarily incurred in U.S. dollars. At April 30, 2011 the amount of cash and cash equivalents held was $258, the amount of short term investments was $787, the amount of accounts receivable was $150 and the amount of accounts payable and accrued liabilities was $1,642. Based on these net exposures at April 30, 2011 and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $0.2 million in the Company’s net earnings. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

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

The Company does not presently have sufficient working capital to meet its accounts payable and accrued liabilities in addition to its anticipated exploration and general and administrative expenses or the estimated costs of pursuing the CAFTA action during or subsequent to fiscal 2012. The Company will require financing during fiscal 2012 to meet these expenses and obligations.

Fair Values

Cash and restricted cash is carried at fair value using a Level 1 fair value measurement. The carrying value of receivables and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D.

None

E.	Use of Proceeds

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

A.	Management’s annual report on disclosure controls and procedures

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

There has been no change in the Company’s disclosure controls during the twelve months ended April 30, 2011 that has materially affected, or is reasonably likely to materially affect, its control over disclosures.

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

There has been no change to the Company’s internal controls over financial reporting during the twelve months ended April 30, 2011 that has materially affected, or is reasonably likely to materially affect, its control over financing reporting.

C.	Material Weakness

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The Company’s CEO and CFO evaluated the effectiveness of the Company’s disclosure controls and procedures and have assessed the design and operating effectiveness of the Company’s internal control over financial reporting as at April 30, 2011.

Based on that assessment, management concluded that, as at April 30, 2011, the Company’s internal control over financial reporting and disclosure controls and procedures were not effective due to the existence of a material weakness in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is integral to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. The weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded that taking into account the present stage of the Company’s development the Company does not have sufficient size and scale to warrant hiring of additional staff that would be required to correct the weakness at this time.

D.	Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the Company to provide only management’s report in this annual report. The Dodd-Frank Act permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an annual report and omit an attestation report of the Company’s registered public accounting firm regarding management’s report on internal control over financial reporting.

E.	Changes in internal control over financial reporting

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

Mr. Fagin does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations almost continuously for at least 35 years. Mr. Fagin was involved in the valuation of oil and gas companies for ten years both as a consultant and a bank appraisal engineer (1958-68); President of a subsidiary of Rosario Resources Corporation, a NYSE company (1968-75) and then Executive Vice-President (1975-77) then President (1977-82) during which period he was intimately involved in financial and accounting matters. In 1982, he founded Fagin Exploration Company and worked closely with an accountant and auditors to maintain the records. From 1986 to 1991, Mr. Fagin was the President and Chief Operating Officer for Homestake Mining Corporation (NYSE), responsible for producing operations in six countries and was involved in decisions for corporate financial reporting. Between 1992 and 1996, Mr. Fagin was Executive Chairman of Golden Star Resources Ltd. (ASE and TSE) and managed all administrative matters including annual reports, audits and registration in Canada and the U.S. Since 1987, Mr. Fagin has served on boards and audit committees of several public companies including T. Rowe Price Mutual Funds, Golden Star Resources Ltd., Canyon Resources Corp. (recently acquired by Atna Resources Ltd.), Dayton Mining Corp. and the Company, where he was either Chairman or a member of each audit committee. He currently remains a director of Atna Resources Ltd.

Mr. Fagin is considered an independent director according to Section 803 of the NYSE Amex Company Guide.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP acted at the Company’s independent auditor for the fiscal years ended April 30, 2009, 2010 and 2011. The chart below sets forth the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the last two fiscal years and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars

External Auditor Service Fees (By Category), (in Canadian Dollars)

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
April 30, 2011	$40,000	Nil	Nil	Nil
April 30, 2010	$85,947	Nil	Nil	Nil

(1)	The aggregate audit fees billed.
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

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

The only stock exchange on which the Company’s common shares trade is the TSX. The Company’s common shares are not listed on a US exchange, but do trade on the OTCQX platform in the US. The Company’s Corporate Governance practices are described in detail in its fiscal 2011 Information Circular dated July 20, 2011.

PART III

ITEM 17. FINANCIAL STATEMENTS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended April 30, 2011 and 2010, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 20-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 13 to the Company’s audited consolidated financial statements.

ITEM 18. FINANCIAL STATEMENTS

The Company elected to provide financial statements pursuant to Item 17.

ITEM 19 EXHIBITS

EXHIBITS
99.1	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Report on Consolidated Financial Statements
Consolidated Balance Sheets as at April 30, 2011 and April 30, 2010;
Consolidated Statements of Loss for the years ended April 30, 2011, 2010 and 2009;
Consolidated Statements of Shareholders’ Equity;
Consolidated Statements of Cash Flows for the years ended April 30, 2011, 2010 and 2009;
Consolidated Statement of Comprehensive Loss for the year ended April 30, 2011, 2010 and 2009
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 13)

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

Date: July 27, 2011