Form 20-F
period 2012-04-30
PACIFIC RIM MINING CORP
filed 2012-07-27
CIK 1056512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2012

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
(Name, Telephone, E-mail and or/Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 168,601,708

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated Filer [ ]	Non-accelerated filer [x]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Reporting Standards as issued [x]	Other [ ]
By the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [   ]    Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ]  Yes     [x]   No

CAUTIONARY NOTE TO US INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

This Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

GLOSSARY OF TECHNICAL TERMS

In this annual report on Form 20-F, the following terms and acronyms have the following meanings:

“Arbitration”	The arbitration claim initiated by Pac Rim Cayman, LLC, a Nevada, US-based wholly-owned subsidiary of the Company in respect of the El Dorado property, El Salvador

“BLM”	the United States Bureau of Land Management

“CAFTA”	The Dominican Republic-United States-Central America Free Trade Agreement

“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum

“Dore”	A compound containing gold and silver metal and various impurities

“Definitive Agreement”

The Hog Ranch agreement finalizing the terms of the Hog Ranch letter of intent, which grants the Company, through its US subsidiary Pacific Rim Exploration Ltd. the optionto acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada (see Item 4B – “Business Overview”).

“EIS”	Environmental Impact Study

“Evergreen Plan”	The Company’s Evergreen Incentive Stock Option Plan, originally established in 2006

“Final Agreement”	A proposed agreement that would finalize the terms of the Remance property letter of intent (see Item 4B – “Business Overview”). The Remance Final Agreement has not been signed.

“GOES”	The Government of El Salvador

“g/t” or “gpt”	Grams per tonne. One gram per tonne equals 0.02917 troy ounces per short ton

“NI 43-101”

National Instrument 43-101 - Standards of Disclosure for Mineral Projects. An instrument developed by the Canadian Securities Administrators (an umbrella group of Canada’s provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The instrument establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects

“ICSID”	The International Center for the Settlement of Investment Disputes

“Investment Law”	The Investment Law of El Salvador

“LOI”	Letter of Intent

“Ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated

“OTCQX”	The United States-based OTCQX trading platform

“Qualified Person”

Conforms to that definition under NI 43-101 for an individual (a) to be an engineer or geoscientist with at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member

“SEC”	The United States Securities and Exchange Commission

“SG”	Specific gravity, a measurement of density

“tpd”	Tonnes per day. One tonne equals 1.10231 tons

“Tribunal”	The three-member panel of experts at the International Center for the Settlement of Investment Disputes tasked with overseeing and ruling on Pac Rim Cayman, LLC’s Arbitration claim

“TSX”	The Toronto Stock Exchange

“US”	The United States of America

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres (“km”)	1.609

To Convert From	To	Multiply By
Kilometres	Miles	0.6214
Acres	Hectares (“ha”)	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

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

  risks related to the outcome of legal proceedings;

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms and the Company’s ability to remain a going concern;

  political and regulatory risks associated with mining and exploration;

  technical risks associated with mining and exploration;

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

  risks related to gold price and other commodity price fluctuations;

  risks related to the Company’s responsibilities to Canadian and US securities commissions and costs associated with being a publicly traded company; and

  risks related to global market events and conditions

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

PART I

In this document, references to “we”, “our”, “us”, the “Company” or “Pacific Rim” mean Pacific Rim Mining Corp. and its US subsidiaries (Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc. (“PREx”), and Dayton Mining (U.S.) Inc.); and Salvadoran subsidiaries (Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”)), inclusive, unless the context of the sentence clearly suggests otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial information set forth below for each of the two years ended April 30, 2012 and 2011, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended April 30, 2012 and 2011 filed as part of this Form 20-F. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The selected financial data presented below is qualified in its entirety by, and should be read in conjunction with, the audited consolidated financial statements and notes thereto as well as management’s discussion and analysis of results of operations, and the discussion in Item 5 of this Form 20-F. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

(in thousands of US dollars, except per share amounts)

	2012	2011
	IFRS	IFRS

Revenue	$Nil	$Nil
Operating Loss	$(3,859)	$(4,168)
Other income: Unrealized gains on derivative liability	$2,051	$232
Net Loss and Comprehensive Loss for the year	$(1,834)	$(3,771)
Loss per share (basic and diluted)	$(0.01)	$(0.03)
Current assets	$1,400	$1,195
Total assets	$6,942	$6,681
Total liabilities	$1,846	$3,291
Net Assets	$5,096	$3,390
Share capital	$90,058	$86,955
Shareholders' equity	$5,096	$3,390
Weighted average number of common shares issued and outstanding (basic and diluted)	168,414,549	141,631,705

The selected consolidated financial information in the IFRS chart above should not be compared to the information in the Canadian GAAP or United States GAAP charts below as the information was prepared using different financial reporting standards.

The selected consolidated financial information set forth in the first table below for each of the three years ended April 30, 2010, 2009 and 2008, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended April 30, 2010, 2009 and 2008. These consolidated financial statements were prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

(in thousands of US dollars, except per share amounts)

	2010 Canadian GAAP	2009 Canadian GAAP	2008 Canadian GAAP
Revenue	$Nil	$Nil	$Nil
Operating Loss	$(5,005)	$(9,433)	$(15,657)
Other income: Unrealized gains on derivative liability
Net Loss and Comprehensive Loss for the year	$(4,967)	$(6,276)	$(12,734)
Loss per share (basic and diluted)	$(0.04)	$(0.08)	$(0.13)
Current assets	$1,414	$2,615	$7,666
Total assets	$6,927	$8,187	$18,270
Total liabilities	$2,626	$1,679	$6,109
Net Assets	$4,301	$6,508	$12,161
Share capital	$84,133	$82,914	$82,649
Shareholders' equity	$4,301	$6,508	$12,161
Weighted average number of common shares issued and outstanding (basic and diluted)	121,608,522	117,151,350	111,122,976

If the Company had followed United States GAAP in respect of the three years ended April 30, 2010, 2009 and 2008, certain items in the consolidated financial statements would have been reported as set forth in the second table below.

(in thousands of US dollars, except per share amounts)

	2010 US GAAP	2009 US GAAP	2008 US GAAP

Revenue	$Nil	$Nil	$Nil
Operating Loss	$(3,874)	$(9,443)	$(15,657)
Other income: Unrealized gains on derivative liability
Net Loss and Comprehensive Loss for the year	$(3,836)	$(6,276)	$(12,734)
Loss per share (basic and diluted)	$(0.03)	$(0.08)	$(0.13)
Current assets	$1,414	$2,615	$7,666
Total assets	$6,927	$8,187	$18,270
Total liabilities	$4,230	$1,679	$6,109
Net Assets	$2,697	$6,508	$12,161
Share capital	$84,133	$82,914	$82,649
Shareholders' equity	$2,697	$6,508	$12,161
Weighted average number of common shares issued and outstanding (basic and diluted)	121,608,522	117,151,350	111,122,976

Outstanding Share Data

The following table outlines the common shares outstanding at and subsequent to the year end to:

	Number of Common Shares	Number of Options	Number of Warrants
Balance on April 30, 2012	168,601,708	12,800,000	33,164,100
Issued May 1 to July 23, 2012	200,000	nil	nil
Forfeited or expired May 1 to July 23, 2012	nil	nil	nil
Balance on July 23, 2012	168,801,708	12,800,000	33,164,100

Currency and Exchange Rates

Unless otherwise indicated, all dollar amounts in this annual report on Form 20-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on July 12, 2012, based on the noon rate of exchange as quoted by the Bank of Canada was US $1.00 = CDN $1.02.

Exchange Rates ($1 US = $X CDN) for Previous Six Months
For the Month ended	High	Low
April 2012	$1.0039	$0.9807
March 2012	$1.0015	$0.9849

February 2012	$1.0016	$0.9866
January 2012	$1.0272	$0.9986
December 2011	$1.0406	$1.0105
November 2011	$1.0487	$1.0126

Exchange Rates ($1 US = $X CDN) for Previous Five Financial Years ended December 31
For the Year Ended	Average
December 31, 2011	$0.9891
December 31, 2010	$1.0299
December 31, 2009	$1.1420
December 31, 2008	$1.0660
December 31, 2007	$1.0748

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

In particular, the following risk factors apply:

Financing Risks

The Company has no source of revenue and is reliant on its cash and short term investments in order to finance its exploration activities, general and administrative and legal expenses. While the Company currently has negative working capital and its ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain financing. The Company will need to raise additional funds during fiscal 2013 to support exploration and administration expenses as well as its costs under PacRim’s Arbitration action (see Item 4B – “Business Overview”). Furthermore the Company does not have the funds in place to conduct mine development activities at the El Dorado property should the Company receive the permits allowing it to undertake these activities.

While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future, or be available on favourable terms. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. Additional financing will require, but may not be limited to, the issuance of additional equity. The Company is also exploring various alternative financing opportunities to fund the legal costs associated with the Arbitration while minimizing dilution to its current share structure.

Failure to obtain additional financing (either or both of equity financing through the issuance of shares in the Company and/or contingency financing earmarked for the Arbitration) could result in the Company’s failure to remain a going concern, the Company’s inability to continue to fund the Arbitration action, or could cause the delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

Going Concern

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are events and conditions that cast substantial doubt on the validity of that assumption. The Company will require additional financing to continue to conduct ongoing exploration programs and to meet future property commitments, for administrative purposes and for legal expenses related to the Arbitration. The costs for this legal action are substantial and are anticipated to increase as the case proceeds to through the final, merits-based phase. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. The Company believes it will be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained, and such financing, if available, may be dilutive to the Company’s shares and shareholders. As it has in the past, the Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

The consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities.

History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of April 30, 2012, the Company had an accumulated deficit of $89.8 million. The Company currently has no source of revenue and there can be no assurance that the Company will realize revenue growth or achieve profitability in the future.

Maintenance of Exchange Listings

The Company’s shares currently trade on the TSX in Canada and on the OTCQX platform in the US. The Company remains SEC-registered in the US. The Company’s ability to maintain its TSX listing will be dependent on meeting the exchange’s ongoing listing maintenance standards including provisions for minimum exploration work expenditures. While the Company did not meet the TSX’s exploration work expenditure standard during fiscal 2011, it did satisfy this ongoing listing maintenance item during fiscal 2012 as a result of exploration work on the Hog Ranch property. Nonetheless, the TSX may elect at any time to undertake a formal listing review of the Company, which could result in the Company’s shares being subject to delisting from the TSX, in which event the Company would seek a listing on the TSX Venture Exchange. However, there is no assurance that the Company would be successful in obtaining such a listing.

Exploration, Development and Operating Risks

Resource exploration, development, and operation is a highly speculative business that involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish economically viable mineral deposits, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. The potential for any project to eventually become an economically viable operation depends on numerous factors including: the quantity and quality of the minerals discovered if any, the proximity to infrastructure, metal and mineral prices (which vary considerably over time) and government regulations. The exact effect these factors can have on any given exploration property cannot accurately be predicted but the effect can be materially adverse.

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

The Company’s exploration properties are located in El Salvador and Nevada, USA. The Company may commence exploration programs in other jurisdictions during fiscal 2013. As with most jurisdictions, El Salvador and Nevada impose certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. There can be no assurance that additional significant restrictions will not be placed on the Company's existing or future properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

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

There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any revenues or achieve profitability.

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

Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards use in this Annual Report on Form 20-F.

We use the terms “measured resources,” “indicated resources” and “inferred resources” in this Annual Report on Form 20-F to comply with reporting standards in Canada. We advise US investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. While we have converted a portion of these resources to proven and probable reserves, US investors are cautioned not to assume that any part or all of the additional mineral deposits in these categories will ever be converted into mineral reserves. Mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of a feasibility study or other economic evaluations. Investors are cautioned not to assume that any part of the reported measured mineral resource, indicated mineral resource, or inferred mineral resource in this Annual Report is economically or legally mineable. See “Cautionary Note to US Investors Regarding Resource and Reserve Estimates” above.

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

The Company conducted significant due diligence on the Hog Ranch property in Nevada prior to signing the Hog Ranch LOI, and the subsequent Definitive Agreement, granting the Company the option to acquire a 65% joint venture interest in Hog Ranch, including securing legal opinions on the title and underlying agreements and underlying obligations of the Hog Ranch claims. The Company is of the opinion that the Hog Ranch claims are in good standing and that title to the project lies with the property vendors. However, the Hog Ranch property may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects.

The Company conducted significant due diligence on the Remance Project in Panama prior to signing a letter of intent to acquire the project from Minera Clifton, including securing legal opinions on the title and tenure of the Remance exploitation concession. The Company is of the opinion that that title to the Remance project lies with Minera Clifton. However, the Remance property, as well as the Company's other exploration properties, may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects.

The expiry date of the initial term of the Remance exploitation concession has passed. Minera Clifton’s application for an extension of the Remance exploitation concession (as is provided for under Panamanian law) was recently denied by the Panamanian ministry responsible for mining, a decision which Minera Clifton is now appealing. The Company’s decision to sign a Final Agreement on the acquisition of this project is dependent on Minera Clifton winning its appeal and receiving an extension to the term of the Remance mining concession. There can be no assurance at this time that the ministry’s decision will be overturned and that the Remance exploitation concession extension will ultimately be granted. Although the Company intends to keep the Remance LOI in place (as there is no cost in doing so), the Company’s acquisition of the Remance project cannot be guaranteed.

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

PRES has experienced significant delays in the processing of its El Dorado EIS and exploitation concession application, and as a result PacRim initiated an Arbitration action against the GOES at the International Center for the Settlement of Investment Disputes (“ICSID”) in Washington, DC. There can be no assurance that PRES will be successful in either obtaining its sought-after El Dorado exploitation concession, or that any legal challenges PacRim has undertaken or that the Company or its subsidiaries may choose to undertake in the future to resolve this issue will be successful.

The Nevada Division of Wildlife, under the authority of the BLM, recently commenced research into the habitat of the Greater Sage-grouse, a species of concern in the State of Nevada. Results of this undertaking may result in future restriction or prohibition of certain activities, including mineral exploration and mining, in areas that are determined to be key mating habitat for the Sage-grouse if the bird becomes listed as a threatened or endangered species under the Federal Endangered Species Act. Preliminary state and federal habitat characterization maps show the area in the vicinity of the Hog Ranch Project as potential Sage-grouse habitat. The Company has actively participated in BLM's public scoping process for the environmental impact study report being prepared by the agency to evaluate land management alternatives to address Sage-grouse habitat conservation. Pacific Rim has provided these agencies with documentation that the area does not comprise Sage-grouse habitat due to the surface disturbances associated with the previous mining and mineral exploration activities and ongoing ranching, hunting, and wild horse grazing in the project area.

A final report outlining key Sage Grouse habitat areas is expected to be filed by the BLM by the end of calendar 2012. Until the final environmental report is filed, it is uncertain whether the Hog Ranch property area or any part thereof will be deemed to comprise critical Sage-grouse habitat area. The Company does not expect its planned exploration activities or future ability to conduct mining activities, if warranted, will be impacted by the Sage-grouse management alternatives currently being considered if in fact the property is deemed to comprise Sage-grouse habitat. However, there are no guarantees the Company’s Hog Ranch property will be exempt from Sage Grouse-related restrictions or prohibitions in the future.

Foreign Operations

The Company and its subsidiaries operate in certain parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption and may operate its business in manners that are contrary to the regulations imposed in the United States and Canada. While the Company has policies in place to ensure adequate monitoring of its activities and compliance with Canadian, United States and local laws and regulations in the countries in which it operates, there can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or negligent acts committed by its employees or agents. Such employees or agents may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the US Foreign Corrupt Practices Act. Violations of these laws, or allegations of such violations, could disrupt the Company’s business and result in a material adverse effect on its business and operations.

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

Effect of Increased Costs on Financial Condition

Costs at projects that the Company currently or in the future may explore or develop could be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, rubber and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on the Company’s financial condition and profitability.

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

Reclamation Risks at Denton-Rawhide

During fiscal 2009 the Company sold the assets it held through its 49% interest in the Denton-Rawhide joint venture to its 51% partner Kennecott. Subsequently, in late calendar 2010, Kennecott sold its 100% interest in the Denton-Rawhide Joint Venture to a third party. According to the terms of Kennecott's 2010 sale, reclamation obligations at the Denton-Rawhide operation were separated such that Kennecott remains responsible for reclamation expenditures due to any disturbances created prior to the sale, and the purchaser becomes responsible for undertaking reclamation related to any disturbances created after the sale. As part of the sale of its interest in Denton-Rawhide to Kennecott, the Company had provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures (limited to those related to disturbances made up to the point the Company sold it's interest in the operation) were to exceed $7.0 million. In other words, the Company's obligations are limited to pre-sale property conditions. The Coordinating Committee of the Denton-Rawhide mine estimates total reclamation and severance costs for the Denton-Rawhide mine will be $9.8 million. $4.5 million in reclamation and severance costs have already been incurred on behalf of the Company and Kennecott as previous joint venture partners, leaving an estimated $5.3 million allocated for future reclamation costs related to disturbances made at the operation prior to Kennecott’s 2010 sale of the property.

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

Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past decade. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase alongside corporate governance requirements, including rules and requirements of the SEC, Canadian Securities Administrators, the TSX and the OTCQX. The Company expects these rules and regulations to continue to result in significant legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of the regulations to which it must comply, including various sections of the Sarbanes-Oxley Act of 2002 and National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, and could cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or NI 52-109 could be impaired, which could cause the Company's stock price to decrease.

Future Sales of Common Shares by Existing Shareholders

The sale of a large number of common shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of the Company’s common shares and could negatively impact the Company’s ability to raise capital through future sales of common shares.

Foreign Private Issuer Status

The Company is required to determine its “foreign private issuer” status (as defined in Rule 3b-4(c) under the US Securities and Exchange Act of 1934 (as amended) (the “Exchange Act’) for the purposes of US securities law), annually at the end of its second fiscal quarter. Although more than 50% of its voting securities were held by US residents as of the last business day of its most recently completed second fiscal quarter, the Company is still considered a foreign private issuer as it met the following conditions: (i) a majority of its executive officers and directors, taken separately, are non-US citizens or residents, (ii) more than 50% of its assets are located outside the US, and (iii) the business of the Company is principally administered outside the US. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under US securities laws as a US domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on US domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. This could have a materially adverse impact on the Company’s corporate overhead costs and its ability to raise future financing.

You may be unable to enforce US judgments against the Company or its officers and Directors

The Company is incorporated under the laws of the Province of British Columbia, Canada. The majority of its Directors are resident in Canada. Consequently, it may be difficult for US investors to affect service of process within the United States upon us or upon those Directors or officers who are not residents of the United States, or to realize in the United States upon judgments. Judgments of United States courts predicated upon civil liabilities may be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicted solely upon such civil liabilities.

Market events and conditions

In recent years the US credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions have caused a loss of confidence in the broader US and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the US and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

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

The Company is domiciled in British Columbia, Canada and is a company organized under the New Act. The Company’s principal place of business is located at Suite #1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located on the 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The Company, through its subsidiaries, has administration offices in Nevada and El Salvador. The Company’s US agent is Dorsey & Whitney LLP, located at 1400 Wewatta Street, Suite 400, Denver, Colorado 80202-5549, USA.

Additional sources of information regarding Pacific Rim Mining Corp. include: information available on SEDAR (www.sedar.com) including the Company’s unaudited interim financial statements published quarterly; the Company’s 20-F filing (available at www.sec.gov); and, the Company’s corporate website www.pacrim-mining.com and Spanish-language informational website (www.pacificrim.com.sv).

The Company’s only capital expenditure over the past three fiscal years (the twelve months ended April 30, 2012, 2011 and 2010) is the payment to ICN Resources Ltd. of 200,000 common shares of the company on July 14, 2011 in respect of the Hog Ranch Definitive Agreement (see Item 4D – “Mineral Properties – Other Properties”). The Company made no capital divestures during the past three fiscal years.

B.     Business overview

Pacific Rim is an environmentally and socially responsible exploration company whose business plans and management talent focus on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company holds a joint venture option on the Hog Ranch epithermal gold project in Nevada and is actively pursuing additional exploration opportunities elsewhere in the Americas.

The El Dorado gold project in El Salvador was the focus of virtually all of the Company’s exploration work between 2002 and 2008, when efforts to advance its El Salvador projects, including El Dorado, ceased as a result of the Government of El Salvador’s (“GOES”) passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado project. The El Dorado project is now the subject of an arbitration claim (the “Arbitration”) being heard at the International Center for the Settlement of Investment Disputes (“ICSID”) in Washington, DC. Initiated in 2009 by the Company’s subsidiary and owner of the El Dorado project, PacRim, the Arbitration claim was originally filed, under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) and the Investment Law of El Salvador (the “Investment Law”). The Arbitration was recently given permission by ICSID to proceed, under the Investment Law, to its final phase wherein the merits of the claim will finally be addressed. Notwithstanding the ongoing legal action, the Company continues to seek a negotiated resolution to the El Dorado permitting impasse and to resuming its advancement of the El Dorado project.

While the El Dorado project awaits resolution, Pacific Rim has turned its exploration focus to other jurisdictions and has resumed active exploration initiatives. In early fiscal 2012 the Company acquired an option to earn a 65% interest in the Hog Ranch gold property in Nevada and commenced field exploration of this project shortly thereafter. The Company also has the opportunity (by virtue of a Letter of Intent signed during fiscal 2011) to acquire a 100% interest in the Remance property in Panama. The Company’s focus is currently on evaluating the results of its recent field surveys at the Hog Ranch project in preparation for a Phase 1 drill program, on continuing efforts to secure the El Dorado mining permit while PacRim’s arbitration action proceeds, and on the continued search for additional project acquisitions.

Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

Significant Events During Fiscal 2012

Significant technical and corporate events that occurred during and subsequent to the twelve months ended April 30, 2012 include:

  In May 2011 the Company closed a private placement financing in which a total of 17.6 million Units at a price of CDN $0.21 per Unit were issued to subscribers for gross proceeds of CDN $3,696,000. Each Unit consists of one common share of the Company and one half of one non-transferable share purchase warrant.

  In early May 2011 the ICSID Tribunal held hearings in Washington, DC to hear argument and witness testimony related to objections (the “Jurisdiction Objection”) filed by the Government of El Salvador (“GOES”) in August 2010 in connection with the Arbitration. In the Jurisdiction Objection the GOES asserted that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law of El Salvador, based largely on issues of timing and nationality.

  In June 2011, the Company, through its US subsidiary Pacific Rim Exploration Ltd. (“PREx”), signed a Definitive Agreement (the “Hog Ranch Agreement”) with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) (collectively with the Company and PREx, the “Hog Ranch Parties”) to acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada. The Hog Ranch Agreement grants PREx an option to acquire a 65% interest in the Hog Ranch Property through the expenditure of an aggregate of $8 million in exploration expenditures and the issuance of an aggregate of 1 million common shares of Pacific Rim.

  In March 2012 the Company announced the retirement of Mr. Anthony Petrina from the Company’s Board of Directors, and the appointment of Mr. Tim Baker as an Independent Non-Executive Director. Mr. Petrina was an integral and insightful member of the Company’s Board since 1996. Mr. Baker is a geologist with extensive operational and production experience at mines located in Latin America and worldwide.

  In June 2012 the ICSID Tribunal issued its ruling on the Jurisdiction Objections and determined that PacRim’s Arbitration claim will proceed. The Tribunal confirmed ICSID (at the World Bank) has jurisdiction to hear PacRim’s claims under the Salvadoran Investment Law, but not under CAFTA. Accordingly, the Arbitration claim can and will proceed under the Investment Law alone. ICSID, a branch of the World Bank, will continue to adjudicate the case at its headquarters in Washington, DC.

Important corporate and technical issues facing the Company in the coming fiscal year (and beyond) include: the Company’s ability to secure adequate financing for exploration expenses including the planned Hog Ranch drill program, maintenance of the El Salvador and Nevada properties and general working capital purposes; the Company’s ability to secure financing for the continuation of PacRim’s Arbitration action; developments related to the Arbitration action; the execution and outcome of the Company’s Phase 1 drill program at the Hog Ranch property; developments related to the potential signing of a formal option agreement to acquire the Remance project and the subsequent undertaking of an exploration and drilling program at Remance if, as, and when it is formally acquired; and, the continued search for additional exploration project opportunities. The Company has been successful in raising funds through equity financing in the past but there can be no assurance that such financing will be available in the future, or if so, available under favourable terms, or that alternatively, financing through means other than the issuance of equity can be achieved. Readers are strongly encouraged to review the Risk Factors in Item 3.D above.

Current Market Status

The business of mining and exploration involves a high degree of risk. The Company is entirely reliant on its current cash and cash equivalents and future financings and/or financial arrangements in order to fund legal, exploration and administration expenses. There can be no assurance that such financing will be available now or in the future, or be available on favourable terms. Additional funding will be required in the future to maintain its ongoing exploration programs and property commitments, to continue the Arbitration claim, and for administrative purposes.

El Dorado Gold Project, El Salvador

The Company’s principal exploration property and sole material property is the El Dorado gold project, located in El Salvador approximately 65 kilometres northeast of the capital city San Salvador. The El Dorado gold project, is Pacific Rim’s most advanced-stage exploration property. Pacific Rim, through PacRim and PRES, owns 100% of the El Dorado project. The El Dorado project comprises a 144 square kilometre area covered by three exploration licences with nominal expiry dates of September 28, 2013 (one licence) and September 29, 2013 (two licences) and a 12.75 square kilometre area pending conversion to an exploitation concession, which underlying exploration licence has a nominal expiry date of January 1, 2005. In accordance with Salvadoran Law, PRES presented a request for the conversion of this 12.75 square kilometre portion of the El Dorado exploration licences to an exploitation concession in December 2004. The conversion process is currently pending ministerial acceptance of PRES’s Environmental Impact Study and issuance of the environmental permits. Salvadoran administrative laws and procedures give PRES exclusive rights to the exploitation concession area while the permitting process is underway. However, as a result of restricted access to documents in El Salvador due to the ongoing arbitration action, the Company has not had the ability to confirm or renew its existing Salvadoran exploration licences during fiscal 2012.

El Dorado is subject to a royalty of 3% of net smelter returns in favour of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado gold project is Pacific Rim’s most advanced exploration project. El Dorado has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined, plus a further 0.3 million gold equivalent ounces in the Inferred category (readers are referred to the Company’s March 2008 El Dorado Technical Report filed on SEDAR www.sedar.com for additional important information regarding the El Dorado resources). Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the underground mine planned for the El Dorado deposits is expected to have low unit operating costs. Importantly, the El Dorado deposits are inherently environmentally clean and the production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes; however its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the GOES. The El Dorado project is currently the subject of an Arbitration action under the auspices of the Investment Law of El Salvador, as discussed below.

In July 2008 the Company suspended all drilling activity at the El Dorado project. This difficult decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved. The Company did not conduct any significant exploration work to further advance the El Dorado project during fiscal 2012. Exploration activities undertaken by the Company at the El Dorado project during fiscal 2012 were restricted to care and maintenance responsibilities, baseline environmental data collection and community consultations. The Company also participated in several GOES administrative and legislative initiatives and studies focused on mining in El Salvador.

Arbitration Claim Initiated

In April 2009, PacRim, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim filed international arbitration proceedings against the GOES under CAFTA and the Investment Law of El Salvador in its own name and on behalf of PRES and DOREX (collectively the “Enterprises”). A Notice of Intent to commence international arbitration proceedings had previously been filed by PacRim in December 2008. PacRim has retained the Washington, DC-based international law firms Crowell & Moring LLP and Weil, Gotshal & Manges LLP to represent it in the arbitration.

Arbitration developments during the twelve months ended April 30, 2012

In late 2010, the GOES filed the Jurisdiction Objection wherein they asserted that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. During fiscal 2012 (from May 2 - 4, 2011) hearings were held at ICSID headquarters in Washington, DC in order for the Tribunal to hear argument and witness testimony regarding the Jurisdiction Objection.

Subsequent to the end of fiscal 2012, (in early June 2012) the ICSID Tribunal overseeing the Arbitration action issued its ruling on the Jurisdiction Objections. The Tribunal determined ICSID (at the World Bank) has jurisdiction and will hear PacRim’s claims under the Salvadoran Investment Law, but not under CAFTA. Accordingly, the Arbitration claim can and will proceed under the Investment Law alone. ICSID, a branch of the World Bank, will continue to oversee this case at its headquarters in Washington, DC.

Additional details regarding the El Dorado property and the legal arbitration action pertaining to it are provided in Item 4D –“Property, Plant and Equipment” below.

Other Properties

Hog Ranch Property, Nevada

In June 2011, Pacific Rim, through its US subsidiary Pacific Rim Exploration Inc. signed a Definitive Agreement with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) (collectively with the Company and PREx, the “Hog Ranch Parties”) providing the Company with the option to acquire a majority joint venture interest in the Hog Ranch Property located in Washoe County, Nevada, approximately 180 km north of Reno.

As per the Definitive Agreement (the Effective Date of which is July 8, 2011), PREx has been granted the option to acquire a 65% interest (the ”Interest”) in the Hog Ranch Property through the expenditure of an aggregate of $8 million in exploration expenditures and the issuance of an aggregate of 1 million common shares of Pacific Rim, with annual extensions dependent on results of exploration. Pacific Rim, through PREx, is the operator of the Hog Ranch Property. Upon PREx earning the Interest, PREx and WGI agree to participate in a joint venture for the further exploration and development of Hog Ranch.

During fiscal 2012 the Company undertook a Phase 1 exploration program on the Hog Ranch property, which included detailed geological and structural mapping, detailed soil sampling, evaluating past drilling and geophysical results from previous operators of the Hog Ranch project, and formulating a geologic model for Hog Ranch. Most recently, the Company’s field results were being compiled and integrated with existing data to fine tune a geological model for Hog Ranch, the results of which were used to target drill hole locations. The Company recently submitted a drill permit application for a 10-15-hole drill program at Hog Ranch, which is expected to commence during fiscal 2013 (subject to future financing, the receipt of drilling permits, and sourcing of drill contractors).

Additional details regarding the Hog Ranch property are provided in Item 4D – “Property, Plant and Equipment” below.

Remance Gold Project, Panama

During fiscal 2011, the Company signed a letter of intent with Compania Minera Clifton S.A. (“Minera Clifton”) (collectively with the Company, the “Remance Parties”) to acquire a 100% interest in the Remance project located in Panama, Central America.

The Remance Parties have agreed to sign a formal option agreement (the “Formal Agreement”) granting the Company the exclusive right and option (the "Option") to acquire 100% of Minera Clifton's right, title and interest in the Remance project as soon as practicable. Signing of the Formal Agreement has not been concluded at this time and is currently highly uncertain. Minera Clifton’s application for an extension to the Remance concession term, as provided by Panamanian law, was recently denied; a decision which is currently being appealed by Minera Clifton. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, the outcome of this process, and hence the Company’s final acquisition of the Remance project, is highly uncertain. If signed, the Formal Agreement will be subject to all required regulatory approvals, including the approval of the TSX. The option to acquire Remance may be exercised by the Company by paying an aggregate of $200,000 in four equal tranches plus 5 million common shares of Pacific Rim to Minera Clifton, conducting a specified exploration program during the Option Period (as defined in the LOI) and paying $5 million in cash or common shares to Minera Clifton at the end of the Option Period.

Additional details regarding the Remance property are provided in Item 4D – “Property, Plant and Equipment” below.

Santa Rita and Zamora-Cerro Colorado Gold Projects, El Salvador

The Company‘s Santa Rita and Zamora-Cerro Colorado projects cover low-sulfidation epithermal gold districts in El Salvador. The Santa Rita gold project is located in central El Salvador, immediately northwest of the El Dorado project and is 100% claimed by the Company through staking. During fiscal 2010, the Santa Rita exploration licence expired and was immediately re-staked by the Company’s subsidiary DOREX. DOREX is currently awaiting approval of the new Santa Rita exploration licence. The Zamora-Cerro Colorado project comprises certain claims that are subject to an option agreement with a third party and additional claims that were staked and are 100% owned by the Company. The Santa Rita and Zamora-Cerro Colorado projects occur along a regional gold belt that the Company believes stretches from its El Dorado system in El Salvador to a number of million-plus ounce gold systems in Guatemala.

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

Seasonality

There are no seasonal effects on our mineral properties.

C.      Organizational Structure

The Company has the following material subsidiary companies:

Name	Jurisdiction of incorporation or organization	Percent of voting shares owned by the Company
Pac Rim Cayman LLC	Nevada, USA	100% directly owned

Name	Jurisdiction of incorporation or organization	Percent of voting shares owned by the Company
Dayton Mining (U.S.) Inc. (1)	Nevada, USA	100% directly owned
Pacific Rim Exploration Inc.	Nevada, USA	100% indirectly owned through Pac Rim Cayman LLC
Pacific Rim El Salvador S.A. de C.V. (2)	El Salvador	100% indirectly owned through Pac Rim Cayman LLC
Dorado Exploraciones S.A. de C.V. (3)	El Salvador	100% indirectly owned through Pac Rim Cayman LLC
Pacrimco, S.A. (4)	Costa Rica	100% indirectly owned through Pac Rim Cayman LLC

(1)	This subsidiary held the Company’s 49% interest in the Denton-Rawhide joint venture.
(2)	This subsidiary holds the Company’s interest in the El Dorado exploration licence that is under application for conversion to an exploitation concession.
(3)

This subsidiary holds the Company’s interests in the El Dorado exploration licences, and the Zamora-Cerro Colorado project claims not included in the Zamora-Cerro Colorado option agreement, and has applied for new exploration licences to cover the Santa Rita project, all in El Salvador.

(4)	This subsidiary was created in 2008 to hold potential Costa Rican exploration property acquisitions.

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

The information presented below summarizes information prepared under the supervision of Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates. This information is included in a report entitled “Technical Report Update on the El Dorado Project Gold and Silver Resources” dated March 3, 2008 co-authored by Mr. Ristorcelli and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101. Information presented under the headings “Recent Developments”, “January 2008 Updated Resource Estimate”, “Environmental Impact Study and Mining Permit” “CAFTA Action” and “Summary” has been updated by the Company to reflect developments that have occurred since March 3, 2008, being the date of the most recent El Dorado Technical Report.

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

- 22 -

Central America
Pacific
Ocean
Caribbean
Sea

Santa Ana
Lago de Coatepeque
Sonsonate
Acajutla
San Salvador
Aguilares
Rio Lempa
Chalatenango
Potonico
Embalse
5 de Noviembre
Embalse
Cerron Grande
Illobasco
Sensuntepeque
El Dorado
San Isidro
San Rafael Cedros
San Vicente
Lago de Ilopango
Zacatecoluca
Rio Lempa
San Miguel
Usulutan
Laguna de Olomega
La Unión
Pacific Ocean
N

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
Notes:
1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t and greater than a grade-times-thickness of 4 (g AuEq/t x meters)
2) Gold equivalents based upon a silver to gold ratio of 70:1
3) Resources for the Minita, South Minita, Nance Dulce, Coyotera and Nueva Esperanza deposits are unchanged from the July 2006 El Dorado Resource Estimate (see NI 43-101 disclosure)

The mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differs from standards of the SEC. The resource estimates contained in this discussion would not be permitted in reports of US Companies filed with the SEC. See “Cautionary Note to US Investors Regarding Resource and Reserve Estimates” above.

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

Recent Developments

In July 2008, the Company suspended all drilling activity at the El Dorado project. This decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved. See “Environmental Impact Study and Mining Permit” below. The Company did not conduct any significant exploration work to further advance the El Dorado project during fiscal 2012. Exploration activities undertaken by the Company at the El Dorado project during fiscal 2012 were restricted to care and maintenance responsibilities, baseline environmental data collection and community consultations. The Company also participated in several GOES administrative and legislative initiatives and studies focused on mining in El Salvador.

Environmental Impact Study and Mining Permit

In September 2004, PRES submitted an Environmental Impact Study (“EIS”) to Salvadoran Ministry of Environment and Natural Resources (“MARN”) for a 750 tonne per day operation based on producing precious metals from the Minita deposit alone. In September 2005, the finalized EIS, which incorporated initial comments from MARN, was resubmitted to MARN. MARN then conveyed its technical approval of the EIS, and instructed PRES to submit the EIS for public comment, which was carried out in October 2005. In March 2006, PRES received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these and a number of other issues. In October 2006, the amended EIS, which included the requested clarification on a number of items, was resubmitted to MARN. Finally, in December 2006, PRES submitted a proposal for a water treatment plant in response to additional comments by MARN.

Well over five years have passed since the El Dorado EIS was submitted in its final form to MARN, during which time MARN has failed to take action on approval of the EIS. This in turn is preventing a resolution to PRES’s exploitation concession application.

Arbitration Claim

In April 2009, PacRim, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim filed international arbitration proceedings against the GOES under CAFTA and the Investment Law of El Salvador in its own name and on behalf of PRES and DOREX (collectively the “Enterprises”). A Notice of Intent to commence international arbitration proceedings had previously been filed by PacRim in December 2008. PacRim has retained the Washington, DC-based international law firms Crowell & Moring LLP and Weil, Gotshal & Manges LLP to represent it in the arbitration.

Since PacRim initiated the Arbitration claim in 2009, the GOES has filed two objections to the action (the “Preliminary Objections” and the “Jurisdiction Objections”) in an attempt to terminate the Arbitration. On both occasions the Tribunal disagreed and ruled that the action could proceed. Additional details are provided below.

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

Pacific Rim’s mandate to its shareholders is to build a gold mining company that explores and develops gold deposits in an environmentally responsible manner. The El Dorado Mine, as designed and submitted to the GOES six years ago, would set new precedents for environmental protection in all of the Americas and exceeds current Canadian and US environmental standards. Preservation of water quality and quantity is a key component the industry-leading El Dorado mine design. The Company owns, or has negotiated rights to work on all surface lands needed by the operation. The Company has met or exceeded all the legal requirements necessary for a mining permit according to El Salvador’s mining, environmental and foreign investment laws. Despite strong local support and the inclusion of carefully engineered and reliable environmental protections for the proposed El Dorado Mine, the GOES has not met its responsibility to approve the permits necessary to advance the project to the final step of full production.

Fiscal 2012 and Subsequent Developments

In late 2010, the GOES filed the Jurisdiction Objection wherein they asserted that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. During fiscal 2012 (from May 2 - 4, 2011) hearings were held at ICSID headquarters in Washington, DC in order for the Tribunal to hear argument and witness testimony regarding the Jurisdiction Objection.

Subsequent to the end of fiscal 2012, (in early June 2012) the ICSID Tribunal overseeing the Arbitration action issued its ruling on the Jurisdiction Objections. The Tribunal determined ICSID (at the World Bank) has jurisdiction and will hear PacRim’s claims under the Salvadoran Investment Law, but not under CAFTA. Accordingly, the Arbitration claim can and will proceed under the Investment Law alone. ICSID, a branch of the World Bank, will continue to oversee this case at its headquarters in Washington, DC.

In its decision, the Tribunal rejected the GOES’s allegations that ICSID does not have jurisdiction over PacRim’s claims under the Investment Law. The Tribunal also rejected most of the GOES’s objections to the Tribunal's CAFTA jurisdiction (including rejecting the GOES’s assertion that the case constituted an “abuse of process”). However, while ruling that PacRim is in fact a US company and is part of a group of companies that has substantial business activities in the United States, the Tribunal concluded that the specific subsidiary that filed the claim does not have sufficiently “substantial” business activities in the US to allow the investment protections under CAFTA.

The Arbitration claim can now proceed to the final phase, wherein the merits of PacRim's claims will finally be addressed. In the final phase, the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado Mine. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws.

PacRim and its legal counsel will immediately begin to prepare for the final phase of the Arbitration. The Company will be exploring various alternative financing opportunities, now more available, to help minimize dilution to its current share structure.

Summary

The El Dorado gold project is Pacific Rim’s most advanced exploration project. El Dorado has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined, plus a further 0.3 million gold equivalent ounces in the Inferred category (readers are referred to the Company’s March 2008 El Dorado Technical Report filed on SEDAR www.sedar.com for additional important information regarding the El Dorado resources). Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the underground mine planned for the El Dorado deposits is expected to have low unit operating costs. Importantly, the El Dorado deposits are inherently environmentally clean and the production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes; however its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the GOES. The El Dorado project is currently the subject of an Arbitration action under the auspices of the Investment Law of El Salvador, as discussed above.

The Company drastically reduced its Salvadoran exploration expenditures during fiscal 2009, which primarily affected exploration work at the El Dorado project. The Company does not intend to contemplate resuming significant exploration work designed to advance the El Dorado project further until such time as the environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the El Dorado property in good standing during fiscal 2013 and for the foreseeable future.

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

The schedule of advanced royalty payments required to maintain the Company’s option to purchase the Zamora-Cerro Colorado property, as per the amended agreement is:

Upon TSX approval of the amended agreement:	100,000 shares plus 100,000 warrants of the Company (shares issued)
Yearly advanced royalty payments:	The greater of:
First anniversary	100,000 shares or $100,000 in shares of the Company (shares issued)
Second anniversary	140,000 shares or $140,000 in shares of the Company (shares issued)
Third anniversary	200,000 shares or $200,000 in shares of the Company (shares issued)
Fourth payment - Payment date is earlier of the date the Company receives confirmation that the Government of the	300,000 shares or $300,000 in shares of the Company (option payment deferred – see above)

Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015
Fifth payment – due on anniversary of fourth payment per February 2010 amended agreement and subsequent anniversaries	400,000 shares or $400,000 in shares of the Company (option payment deferred – see above)

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

The foregoing disclosure has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company. The Company’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

Other Properties

Hog Ranch Property, Nevada

In June 2011, Pacific Rim, through its US subsidiary Pacific Rim Exploration Inc. (“PREx”) signed a Definitive Agreement with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) (collectively with the Company and PREx, the “Hog Ranch Parties”) providing the Company with the option to acquire a 65% joint venture interest in the Hog Ranch Property located in Washoe County, Nevada, approximately 180 km north of Reno.

As per the terms of the Definitive Agreement, PREx has been granted the option to acquire a 65% interest (the “Interest”) in the Hog Ranch Property through the expenditure of an aggregate of $8 million in exploration expenditures and the issuance of an aggregate of 1 million common shares of Pacific Rim, with annual extensions dependent on results of exploration, according to the following schedule:

Exploration expenditures with respect to the property of up to $8.0 million as follows:
(i)	$500,000 on or before July 8, 2012 (completed);
(ii)	a further $1,000,000 on or before July 8, 2013;
(iii)	a further $1,500,000 on or before July 8, 2014;
(iv)	a further $2,000,000 on or before July 8, 2015;
(v)	a further $3,000,000 on or before July 8, 2016; and

Share payments of up to 1.0 million shares as follows:

(i) 200,000 common shares of Pacific Rim within five business days of receipt of approval of the Definitive Agreement by the applicable stock exchanges (completed); and
(ii) 200,000 common shares of Pacific Rim on or before each of the second (completed), third, fourth and fifth anniversaries of the July 8, 2011 effective date.

Pacific Rim, through PREx, is the operator of the Hog Ranch Property. Upon PREx earning the Interest, PREx and WGI agree to participate in a joint venture for the further exploration and development of Hog Ranch.

Hog Ranch consists of 463 unpatented claims and 239 hectares of fee lands. Approximately 200,000 ounces of gold were produced at the property from a small heap leach mine operated by Western Goldfields and subsequently Western Mining in the late 1980’s and early 1990’s. These low-grade ores were extracted from the uppermost parts of a low-sulfidation epithermal system. Western Mining reclaimed the mine site to regulatory approved conditions, including partially backfilling the pits. Several companies have explored for low-grade gold mineralization and conducted limited exploration in the deeper parts of the Hog Ranch epithermal system where higher grade feeder veins are likely to reside. Pacific Rim’s primary focus is high-grade banded epithermal veins recoverable in an underground operation. PREx will take its usual approach of detailed geology with special attention to the structural geology to identify these deeper drill targets.

During fiscal 2012 the Company undertook a Phase 1 exploration program on the Hog Ranch property, which included detailed geological and structural mapping, detailed soil sampling, evaluating past drilling and geophysical results from previous operators of the Hog Ranch project, and formulating a geologic model for Hog Ranch. Most recently, the Company’s field results were being compiled and integrated with existing data to fine tune a geological model for Hog Ranch, the results of which were used to target drill hole locations. The Company recently submitted a drill permit application for a 10-15-hole drill program at Hog Ranch, which is expected to commence during fiscal 2013 (subject to future financing, the receipt of drilling permits, and sourcing of drill contractors).

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

Hog Ranch

As a result of the Company’s due diligence investigation prior to acquisition of the Hog Ranch property, the Company does not believe it has or will inherit any significant reclamation liability on the property stemming from prior operations. Gold mining operations were conducted on the Hog Ranch property in the 1990’s. However, previous operators reclaimed all prior workings to regulatory-approved conditions including partially backfilling the open pits. The terms of the Hog Ranch Definitive Agreement preclude any environmental liability for Pacific Rim stemming from these prior operations. Environmental risks associated with exploration programs the Company intends to undertake at Hog Ranch relate primarily to the construction of drill roads and sites, drilling, and the handling and storage of fuel.

The US Bureau of Land Management (“BLM”) is playing a leading role in developing and implementing land management actions to conserve habitat for the Greater Sage-grouse on 47 million acres of land in the Western United States, with the objective of avoiding a listing of the Greater Sage-grouse as a threatened or endangered species. All public use activities, including mineral exploration and mining, may in the future be restricted in areas that are determined to be high-priority Sage-grouse habitat if the bird becomes listed as a threatened or endangered species under the Federal Endangered Species Act.

Preliminary state and federal habitat characterization maps show the area in the vicinity of the Hog Ranch Project as potential Sage-grouse habitat. Pacific Rim has provided these agencies with documentation that the area does not comprise Sage-grouse habitat due to the surface disturbances associated with the previous mining and mineral exploration activities and ongoing ranching, hunting, and wild horse grazing in the project area. The Company has actively participated in BLM's public scoping process for the environmental impact study report being prepared by the agency to evaluate land management alternatives to address Sage-grouse habitat conservation. At this time, the Company does not expect its planned exploration activities or future ability to conduct mining activities, if warranted, will be impacted by the Sage-grouse management alternatives currently being considered by the federal and state agencies responsible for Sage-grouse management.

The Hog Ranch property is open to mineral development managed by the BLM and the State of Nevada. Our exploration activities will comply with environmental regulations and guidelines set forth by the BLM and the State of Nevada.

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

Denton-Rawhide

During fiscal 2009 the Company sold its 49% interest in the Denton-Rawhide operation to its joint venture partner, Kennecott-Rawhide Mining Company ("Kennecott"). Subsequently, in late calendar 2010, Kennecott sold its 100% interest in the Denton-Rawhide Joint Venture to a third party. According to the terms of Kennecott's 2010 sale, reclamation obligations at the Denton-Rawhide operation were separated such that Kennecott remains responsible for reclamation expenditures due to any disturbances created prior to the sale, and the purchaser becomes responsible for undertaking reclamation related to any disturbances created after the sale. As part of the sale of its interest in Denton-Rawhide to Kennecott, the Company had provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures (limited to those related to disturbances made up to the point the Company sold its interest in the operation) were to exceed $7.0 million. In other words, the Company's obligations are limited to pre-sale property conditions.

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

Other than the Hog Ranch joint venture option, which involves future payments of shares, and the potential Remance project acquisition, which if completed, will involve payments of cash and shares, there are currently no transactions in process that would affect the financial condition, results of operations or cash flows of the Company.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Estimates

The preparation of the consolidated financial statements requires estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where judgment is applied include, going concern assumption and assessment of whether there are any indicators of impairment over mineral property interests. Significant areas where estimates are applied include the recoverability of mineral property costs, valuation of warrant derivatives, and estimates with respect to recognition of potential obligations and liabilities. Actual results could differ from our estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Resource Property Costs

The Company capitalizes the direct costs of acquiring mineral property interests including option payments, until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a mineral property is put into production the costs of acquisition are expensed over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property with any difference recognized in the statement of loss and comprehensive loss. If a property is abandoned, the acquisition costs will be written off to the statement of loss and comprehensive loss.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and development costs are capitalized. Exploration costs include value-added taxes because the recoverability of these amounts is uncertain.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Asset carrying values and impairment assessment

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has experienced lengthy delays in the GOES’s processing of the El Dorado exploitation concession application with no resolution to date, which, along with other factors beyond the control of the Company, could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material.

The Company’s US subsidiary, PacRim, commenced an Arbitration claim at ICSID, a branch of the World Bank in Washington, DC. If the Company is unsuccessful in obtaining a permit for El Dorado or in the Arbitration, or if other factors beyond the control of the Company come to pass, such developments could adversely impact existing or future operations in El Salvador or result in the impairment of the El Dorado property in the future. Such impairment could be material. As at April 30, 2012, management of the Company determined that impairment indicators existed on its El Dorado project and completed an impairment assessment on this project. The current economic environment, the decline in the Company’s stock price and the difficulty in obtaining a permit were considered as impairment indicators. As part of their impairment evaluation, management considered a number of factors, including the Company’s share price at April 30, 2012 and current gold prices along with the Company’s 2005 pre-feasibility study. Based on this impairment evaluation no impairment of the El Dorado project was identified as of April 30, 2012. To date, the Company’s discussions with its legal counsel representing the Company in the Arbitration have not resulted in a determination of any material impairment in the carrying value of the Company concessions.

The Company re-evaluates the carrying values of property, plant and equipment when events or changes in circumstance indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

Determination of the fair value of stock-based compensation and derivative financial instruments

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

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss (“FVTPL”) and accordingly are recorded on the balance sheet at fair value. Gains and losses on re-measurement to fair value of these derivatives are classified separately in these consolidated financial statements as ‘gain on derivative liability’. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Warrants issued in a private placement that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period, its fair value determined using the Black-Scholes valuation model. Subsequent changes in the fair value of the warrants are recognized as gains or losses in the Statement of Income (Loss) and Comprehensive Income (Loss) until they are fully exercised. Warrants that have been issued to agents for services provided for a capital raising transaction are accounted for under IFRS 2. These warrants are not derivatives and are not subject to IAS 32.

Functional currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and of all of its subsidiaries is the United States (“US”) Dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

The consolidated financial statements have been presented in US dollars. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the period end date exchange rates. Non-monetary items which are measured using historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The Company’s presentation currency is the US dollar.

Contingent reclamation liabilities

As part of the sale of its interest in Denton-Rawhide (readers are referred to the Company’s 2009 Management Discussion and Analysis), the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that reclamation and closure costs were to exceed $7.0 million. Kennecott has estimated a total of $4.9 million for these expenditures under the proposed plan.

Mineral Properties and Exploration Costs

The Company capitalizes the direct costs of acquiring mineral property interests. Option payments are considered acquisition costs.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and development costs are capitalized. Exploration costs include value-added taxes because the recoverability of these amounts is uncertain.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Impairment of Non-financial Assets

The carrying amounts of non-financial assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Non-financial assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized in the statement of loss.

Readers are referred to Notes 2, 3, 4 and 15 to the 2012 audited consolidated financial statements for additional information about Accounting Estimates and Policies.

Conversion to International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board (AcSB) has announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”). The effective changeover date for the Company was May 1, 2011, at which time Canadian GAAP ceased to apply for Pacific Rim and was replaced by IFRS. Following this timeline, the Company issued its first set of interim financial statements prepared under IFRS in the first quarter of 2012 ending July 31, 2011 including comparative IFRS financial results and an opening balance sheet as at May 1, 2010.

The Company’s audited consolidated financial statements for fiscal 2012 (the year ended April 30, 2012) are its first annual IFRS consolidated financial statements, and were prepared with comparatives for the year ended April 30, 2011.

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated May 1, 2010:

IFRS 3 - Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 only to business combinations that occur on or after May 1, 2010.

IFRS 2 - Share-based Payments

IFRS 1 permits, but does not require first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 that had vested by the transition date. The Company has elected to apply IFRS 2 only to awards granted after November 7, 2002 that vest after May 1, 2010.

A reconciliation of assets, liabilities and equity as at May 1, 2010 and April 30, 2011 and net loss for the year ended April 30, 2011, from those reported under Canadian GAAP is as follows:

(all amounts in thousands of US dollars)
	April 30,	May 1,
	2011	2010
Total Assets under Canadian GAAP and IFRS	$6,681	$6,927

Total Liabilities Under Canadian GAAP	$2,688	$2,626
Adjustments
Deferred income tax recorded on acquisition of an asset	(1,046)	(1,046)
Derivative Liability	1,649	1,482
Total Liabilities Under IFRS	$3,291	$3,062

Total Equity Under Canadian GAAP	$3,993	$4,301
Adjustments
Deferred income tax recorded on acquisition of an asset	1,046	1,046
Derivative liability	(1,649)	(1,482)
Total Equity Under IFRS	$3,390	$3,865

For the Year Ended
April 30,
2011
Total Net Loss and Comprehensive Loss Under Canadian GAAP	$4,002
Adjustment
Derivative liability	(232)
Total Net Loss and Comprehensive Loss Under IFRS	$3,770

Derivative Liability

Under Canadian GAAP, warrants are accounted for at their carrying value within shareholders’ equity. Under IFRS, these warrants that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period. The warrants issued in January 2010 and October 2010 private placement have an exercise price denominated in Canadian dollars, which is not the Company’s functional currency. As a result, the warrants do not meet the definition of an equity instrument and will be recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the warrants will be recognized as gains or losses in the Statement of Income (Loss) and Comprehensive Income (Loss) until they are fully exercised.

On transition to IFRS, as at May 1, 2010, the Company recorded a reclassification adjustment to record the warrant liability, net of derivative issuance costs of $1,482 thousand, decreased the contributed surplus by $2,324 thousand and decreased the deficit at transition by $842 thousand.

During the year ended April 30, 2011, the Company recorded a gain of $248 thousand resulting from the measurement to fair value of this derivative liability and also reclassified issuance costs of $17 relating to these warrants to the statement of loss and comprehensive loss from equity.

As at April 30, 2011, the Company recorded a reclassification adjustment to record the warrant liability of $1,649 thousand, decreased the contributed surplus by $2,722 thousand and decreased the deficit by $1,073 thousand.

Taxes

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Under IFRS, temporary differences resulting from the initial recognition of assets or liabilities that do not affect accounting or taxable profit do not result in a deferred tax asset or liability. As of the date of transition, the Company has therefore derecognized the impact of future income tax liabilities which had previously been recognized on the asset acquisition of the El Dorado project.

As at May 1, 2010, there was a decrease in the deferred tax liability from $1,046 thousand to $Nil, a decrease of $1,046 thousand and a corresponding decrease in the deficit.

There are no material differences between the cash flow statements presented under IFRS and Canadian GAAP.

Recent accounting pronouncements not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”). The Standards impacted that are applicable to the Company are as follows:

  IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in November 2009. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in International Accounting Standard (“IAS”) 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments with recognition at fair value through profit or loss or at fair value through other comprehensive earnings.
  IFRS 9 is effective for annual years beginning on or after January 1, 2015. The Company is currently assessing the impact of this standard on the financial statements.

  IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The company has not yet determined the impact this new standard may have on its consolidated financial statements.

  IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and will supersede existing IAS 31, Joint Ventures (“IAS 31”) effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. This standard will impact the accounting treatment for the Company’s joint venture arrangement for further exploration and development of Hog Ranch, once the Company has earned its interest in the Hog Ranch property.

  IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The company has not yet determined the impact this new standard may have on its consolidated financial statements.

  IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this Standard.

  IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual periods beginning on or after July 1, 2012 with early application permitted. The standard is not expected to have an impact on the Company in its current form.

A. Operating Results

For the fiscal year ended April 30, 2012, Pacific Rim recorded a loss of $(1.8) million or $(0.01) per share, compared to a loss of $(3.8) million or $(0.03) per share for the fiscal year ended April 30, 2011. The decrease in net loss for fiscal 2012 compared to fiscal 2011, despite increased exploration and general and administrative expenses, is primarily related to substantially increased gains on the Company’s derivative liability in fiscal 2012 compared to fiscal 2011, as well as a decrease in costs related to the Arbitration year over year.

Expenses

Due to the commencement of exploration at the Hog Ranch property in late fiscal 2011, exploration expenditures were higher in fiscal 2012 than in fiscal 2011 ($1.8 million and $1.2 million, respectively).

General and administrative expenses also increased slightly, from $1.0 million in fiscal 2011 to $1.1 million in fiscal 2012 due to the slightly higher level of business activity undertaken by the Company during the current year.

Arbitration-related expenses totalled $0.5 million during fiscal 2012 compared to $0.3 million during fiscal 2011, a slight increase attributable to costs associated with the Jurisdiction Objection hearings held in early fiscal 2012.

The Company booked a small foreign exchange loss of $0.1 million during fiscal 2012 compared to a foreign exchange gain of $0.1 million during fiscal 2011, primarily reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

Unusual Items

There were no unusual items in either of fiscal 2012 or fiscal 2011.

Summary

As a result of increased exploration expenditures, general and administrative costs and Arbitration-related expenses, offset by substantially increased gains on the Company’s derivative liability, the Company’s loss for fiscal 2012 was reduced to $(1.8) million or $(0.01) per share from $(3.8) million or $(0.03) per share for fiscal 2011.

Summary of Quarterly Results

Summary of Quarterly Results (unaudited)(all amounts in thousands of US dollars, except per share amounts)

	Fiscal 2012				Fiscal 2011
	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011*
Revenue from Continuing Operations	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Income (Loss) and Comprehensive Income (Loss)	$(343)	$(920)	$(783)	$212	$(296)	$(1,343)	$(1,287)	$(845)
Income (Loss) per share – basic and diluted	$(0.00)	$(0.01)	$(0.00)	$0.00	$(0.00)	$(0.01)	$(0.01)	$(0.01)

* IFRS transition began on May 1, 2010 (the first day of Q1 2011).

The Company typically incurs a net quarterly loss. During each of the four quarters of fiscal 2011 exploration expenses generally decreased as the Company significantly reduced exploration in El Salvador commencing in July 2008. This trend was reversed during Q1 2012 when the Company initiated exploration activities at the Hog Ranch project, and exploration expenses have marginally increased during each of the past four quarters. Legal expenses related to the Arbitration action, which commenced in early fiscal 2010, are periodically higher in relation to the level of activity related to the action. Consequently expenses, which impact net loss and comprehensive loss, have occasionally spiked during certain of the last eight quarters including Q2 and Q3 2011 when preparations for the Jurisdiction Objection were underway. During each of the last four quarters, the Company booked unrealized gains on its derivative liability, which in Q1 2012 was substantial enough to offset expenses and result in income for the period. The results of operations for each of the past eight quarterly periods shows no discernible trend or seasonality, and is largely a function of the relative impact of exploration, general and administrative and Arbitration action expenses realized during each quarter as well as unrealized gains or losses on the Company’s derivative liability.

Fourth Quarter Fiscal 2012

Total loss for the three months ended April 30, 2012 was $0.3 million compared to $0.3 million in the three month period ended April 30, 2011.

Despite increased general and administrative and exploration expenses, related to exploration activity at the Hog Ranch property, the Company’s loss for the fourth quarter of fiscal 2012 was less than most of the fiscal 2012 and fiscal 2011 quarterly periods (with the exception of Q1 2012 and Q4 2011), primarily because of unrealized gains on the Company’s derivative liability (related to the value of warrants issued in conjunction with recent private placements) and lower levels of Arbitration-related activity.

The Company’s fiscal 2012 fourth quarter results presented above are based on unaudited interim consolidated financial statements that have been prepared in accordance with IFRS. The Company’s transition to IFRS began on May 1, 2010 (the first day of Q1 2011). The Company’s reporting currency is the US dollar and all monetary amounts are stated in US dollars unless otherwise noted.

Impact on Operations as a Result of Governmental Factors

The Company’s operations are primarily focused on the exploration for gold and silver and its sole material project, the El Dorado property, is located in El Salvador. The Company has experienced significant delays in the receipt of environmental and mining permits necessary to advance the El Dorado project further. See Item 4D – “Property, Plant and Equipment”, and specifically “El Salvador Mining Regime” and “El Dorado Property – Arbitration Claim” for information related to El Salvador’s mining law, the Company’s actions to date to comply with this law and an Arbitration claim that the Company’s US subsidiary, Pac Rim Cayman LLC, has commenced with the International Center for the Settlement of Investment Disputes in Washington, DC. The receipt of necessary permits, or lack thereof, could have a material impact on the Company’s operations.

B. Liquidity and capital resources

Liquidity

During fiscal 2012 the Company’s cash increased by $0.5 million from $0.3 million at April 30, 2011 to $0.8 million at April 30, 2012. Short-term investments decreased year over year from $0.8 million at April 30, 2011 to $0.5 million at April 30, 2012. As a result of the increase in cash and the decrease in short-term investments, current assets increased by $0.2 million year over year from $1.2 million at April 30, 2011 to $1.4 million at April 30, 2012. This modest increase reflects the proceeds of a private placement equity financing that closed during fiscal 2012, less cash spent on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to the Arbitration.

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are events and conditions that cast substantial doubt on the validity of that assumption. The Company will require additional financing to continue to conduct ongoing exploration programs and to meet future property commitments, for administrative purposes and for legal expenses related to the Arbitration. The costs for this legal action are substantial and are anticipated to increase as the case proceeds to through the final, merits-based phase. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. The Company believes it will be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained, and such financing, if available, may be dilutive to the Company’s shares and shareholders. As it has in the past, the Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

Cash Flow Used For Operating Activities

The Company’s loss from continuing operations was $(1.8) million in fiscal 2012 compared to $(3.8) million in fiscal 2011. These losses were offset by a number of non-cash items including, notably: stock-based compensation of $0.5 million in fiscal 2012 compared to $0.3 million in fiscal 2011; unrealized gains from the Company’s derivative liability of $(2.1) million in fiscal 2012 compared to $(0.2) million in fiscal 2011; and a marginal decrease in accounts payable and accrued liabilities in fiscal 2012 compared to $0.1 million in fiscal 2011. Although the fiscal 2012 loss from continuing operations was substantially lower than in fiscal 2011, unrealized gains from the Company’s derivative liability, a non-cash item, were substantially higher year over year. As a result, cash flow used for operating activities during fiscal 2012 was only $0.4 million lower than in fiscal 2011 ($(3.3) million and $(3.7) million, respectively).

Cash Flow Provided by (Used for) Investing Activities

During fiscal 2012 the Company made net purchases of short term investments of $(1.6) million compared to $(1.0) million during fiscal 2011. Redemption of short term investments added $1.9 million to cash during fiscal 2012 compared to $0.3 million during fiscal 2011. Negligible purchases of property plant and equipment were made in fiscal 2012 compared to $nil in fiscal 2011. As a result, cash flow provided by (used for) investing activities was $0.2 million during fiscal 2012 compared to $(0.7) million during fiscal 2011.

Cash Flow Provided by Financing Activities

The Company realized $3.7 million in cash flow from financing activities during fiscal 2012, compared to $3.3 million during fiscal 2011. The fiscal 2012 and fiscal 2011 financing cash flow amounts are related to the issuance of common shares of the Company under two private placement equity financings that closed in May 2011 and October 2010 respectively (details below).

During fiscal 2012, the Company closed a private placement financing (previously announced in late fiscal 2011) in which gross proceeds of CDN $3,696,000 were raised through the issuance of 17,600,000 Units at a price of CDN $0.21 per Unit. Each Unit issued in the fiscal 2012 financing consists of one common share in the Company and one half of one share purchase warrant that entitles the holder to acquire one additional common share of the Company at a price of CDN $0.30 for a period of 24 months following the closing of the financing. Pacific Rim reserves the right to accelerate the exercise period of the fiscal 2012 financing warrants should its common stock trade above CDN $0.50 for 20 consecutive trading days. The Company also issued 233,400 Units to certain finders in connection with the private placement, in payment of a finder’s fee of 6% of the proceeds raised from subscribers introduced by the finders, and issued 716,400 warrants to finders representing 6% of the total number of Units sold to purchasers introduced by the finders.

During fiscal 2011, the Company announced and closed a private placement financing in which a total of CDN $3,332,000 was raised through the issuance of 19,600,000 Units. Each Unit issued in the fiscal 2011 financing consists of one common share in the Company and one half of one share purchase warrant that entitles the holder to acquire one additional common share of the Company at a price of CDN $0.30 for a period of 24 months following the closing of the financing, which occurred on October 8, 2010. Pacific Rim reserves the right to accelerate the exercise period of the fiscal 2011 financing warrants should its common stock trade above CDN $0.50 for 20 consecutive trading days. The Company also issued 660,000 Units to certain finders in connection with the private placement, in payment of a finder’s fee of 6% of the proceeds raised from subscribers introduced by the finders, and issued 660,000 warrants to finders representing 6% of the total number of Units sold to purchasers introduced by the finders.

Capital Resources and Financial Condition

Working Capital

At April 30, 2012, the Company had current assets of $1.4 million, compared to $1.2 million at April 30, 2011, an increase of $0.2 million. The slight increase in current assets is primarily a result of cash raised through a private placement financing in early fiscal 2012 and subsequent expenditures of cash on exploration, general and administrative and Arbitration-related expenses. Resource property balances at April 30, 2012 were marginally higher than the April 30, 2011 balances ($5.49 million $5.45 million respectively).

At both April 30, 2012 and April 30, 2011 the Company had current liabilities of $1.64 million. Of the accounts payable and accrued liability balances, $1.4 million at April 30, 2012 (compared to $1.4 million at April 30, 2011) is due to one vendor associated with the Arbitration.

The $0.2 million increase in current assets combined with no change in current liabilities, resulted in a $0.2 million improvement in working capital from $(0.4) million at the end of fiscal 2011 to $(0.2) at the end of fiscal 2012.

Financial Condition

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company cannot judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for the immediate future beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company has completed an initial program of surface exploration at the Hog Ranch property, including geological and structural mapping, soil sampling, and data analysis and has used this information in the selection and prioritization of drill targets. The Company recently submitted a drill permit application for a 10-15-hole Phase 1 drill program at Hog Ranch, which is expected may commence in fiscal 2013, subject to future financing, the receipt of drilling permits, and sourcing of drill contractors. Acquisition of the Remance project is in doubt and therefore, no exploration plans for Remance are being contemplated at this time. However, if a final acquisition agreement on Remance is signed, as per the terms of the Remance LOI the Company will be responsible for undertaking a $1 million exploration program in the first year of the option period. The Company intends to continue its project generation initiatives with the aim of evaluating and possibly acquiring new exploration properties of merit that fit its exploration focus.

The Company anticipates that the Hog Ranch drill program and associated exploration will cost approximately $1.5 million, with a further $1 million required in the event the Remance property is acquired. Minimal expenditures are anticipated for generative exploration work. The Company will require additional financing in order to carry out the planned Hog Ranch drill program, as well as any other future exploration work of a substantive nature.

The Company’s general and administrative costs are expected to remain stable during fiscal 2013. Expenditures related to PacRim’s Arbitration claim are expected to increase substantially as the case proceeds through the final phase. The Company has currently accumulated a liability of approximately $1.4 million related to the Arbitration and is currently discussing vendor-specific alternative financing opportunities aimed at reducing this accounts payable position. Although the Company believes it has sufficient cash and short term investments to fund its immediate general and administrative and legal obligations, additional working capital (likely through equity financing) will be required to fund ongoing general and administrative costs. Additionally, the costs associated with the final phase of the Arbitration action are expected to be high. The Company is currently exploring various alternative financing opportunities to fund the legal costs associated with the Arbitration while minimizing dilution to its current share structure. In this regard the Company has received encouraging feedback from potential sources of non-equity financing.

The business of mining and exploration involves a high degree of risk and there can be no assurance that any of the Company’s current exploration projects will result in profitable mining operations. The Company has no source of revenue, and will require additional cash to continue to fund legal, exploration and administration expenses. As at April 30, 2012, the Company has working capital deficit of $(0.2) million, has incurred losses since inception and has an accumulated deficit of $89.8 million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain future financing. The Company will need to raise additional funds during fiscal 2013 to support exploration and administration expenses as well as its costs under PacRim’s Arbitration action. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company, or be available on favourable terms. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. Additional financing will require, but may not be limited to, the issuance of additional equity.

Outlook

Exploration

The Company has completed a Phase 1 exploration program on the Hog Ranch property, which included detailed geological and structural mapping, detailed soil sampling, evaluating past drilling and geophysical results from previous operators of the Hog Ranch project, formulating a geologic model for Hog Ranch, and the staking of additional claims. Most recently, the Company’s field results were compiled and integrated with existing data to fine tune a geological model for Hog Ranch, the results of which were used to target drill-hole locations. The Company recently submitted a drill permit application for a 10-15-hole drill program at Hog Ranch, which is expected to commence during fiscal 2013 (subject to future financing, the receipt of drilling permits, and sourcing of drill contractors).

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

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains hopeful that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated. The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving its permitting issues in El Salvador including receipt of the environmental and mining permits for the El Dorado project as well as re-establishing the exploration licence for Santa Rita.

The Company continues to seek new project opportunities in North and Central America.

The Phase 1 Hog Ranch exploration and drilling program is expected to cost approximately $1.5 million and will constitute the Company’s primary exploration initiative planned for fiscal 2013, and is dependent on additional financing, the receipt of necessary permits and procurement of drill contractors. If the Remance project is acquired, the Company will require additional financing to undertake an exploration program, as per the terms of its Remance letter of intent, that is anticipated to cost approximately $1.0 million. Additional exploration work required to keep all of its El Salvador projects in good standing, and exploration expenses related to the Company’s generative programs, will continue through fiscal 2013 and for the foreseeable future.

General and Administrative and Legal

The Company’s general and administrative costs are expected to remain stable during fiscal 2013. Expenditures related to PacRim’s Arbitration claim are expected to increase substantially as the case proceeds through the final phase. The Company is currently exploring various alternative financing opportunities to fund the legal costs associated with the Arbitration while minimizing dilution to its current share structure.

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

Unless these diplomatic efforts are successful, the Arbitration action is expected to proceed during fiscal 2013 and beyond. The Company and its legal team are currently preparing for the final phase of the Arbitration in which the merits of the claim will finally be heard by the ICSID Tribunal overseeing the case. During this final phase, the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado Mine. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws. The Company is seeking alternative, non-dilutive, financing arrangements specifically ear-marked for legal expenses related to the Arbitration.

Key Issues

Important corporate and technical issues facing the Company in the coming fiscal year (and beyond) include: the Company’s ability to secure adequate financing for exploration expenses including the planned Hog Ranch drill program, maintenance of the El Salvador and Nevada properties and general working capital purposes; the Company’s ability to secure financing for the continuation of PacRim’s Arbitration action; developments related to the Arbitration action; the execution and outcome of the Company’s Phase 1 drill program at the Hog Ranch property; developments related to the potential signing of a formal option agreement to acquire the Remance project and the subsequent undertaking of an exploration and drilling program at Remance if, as, and when it is formally acquired; and, the continued search for additional exploration project opportunities. The Company has been successful in raising funds through equity financing in the past but there can be no assurance that such financing will be available in the future, or if so, available under favourable terms, or that alternatively, financing through means other than the issuance of equity can be achieved.

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

F.      Tabular Disclosure of Contractual Obligations

The Company is committed to payments under operating leases for office premises. The following table lists as of April 30, 2012, information with respect to the Company’s known contractual obligations.

Contractual Obligations (all amounts in thousands of US dollars)

	Payments due by period
	Total	< 1 year	1- 3 years	4 – 5 years	> 5 years
Operating Lease Obligations	$65	$47	$18	-	-
Accounts Payable and Accrued Liabilities	$1,636	$1,636	-	-	-
Total	$1,701	$1,683	$18	-	-

G.      Safe Harbor

See Note regarding Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

The following table set out the names of the members of the Company’s board of directors (“Board of Directors” or “Board”) and/or senior officers as at April 30, 2012, the province or state and country in which each is ordinarily a resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director (“Director”) and/or officer of the Company and the number of shares owned by each Director and/or officer.

Name and Jurisdiction of Residence(1)	Principal Occupation, Business or Employment(1)	Service as a Director or officer of the Company	Number of Shares(2)
Catherine McLeod- Seltzer British Columbia, Canada	Chairman and Director of the Company, Director and Chairman of Bear Creek Mining Corporation, Director of Kinross Gold Corporation, Director of Troon Ventures Ltd. and Director of Major Drilling Group International Inc.	Since April 11, 2002(3)	3,672,800
Thomas Shrake(5) Nevada, US	President, CEO and Director of the Company	Since April 11, 2002(3)	509,100(8)
William Myckatyn (4)(5)(6)(7) British Columbia, Canada	Corporate Director. Lead Director of the Company, Director of First Point Minerals Corp., Director of San Marco Resources Inc and. Director of OceanaGold Corporation	Since April 11, 2002(3)	287,660
David K. Fagin(4)(6) Colorado, US	Corporate Director. Director of the Company, and Director of Atna Resources Ltd.	Since April 11, 2002(3)	223,000
Timothy C. Baker(5)(6)(7) Ontario, Canada	Corporate Director. Director of the Company, Director of Eldorado Gold Corp., Director of Augusta Resource Corporation, Director, Director of Antofagasta Plc.	Since March 5, 2012	0
Steven Krause British Columbia, Canada	President of Avisar Chartered Accountants. CFO of the Company	Since December, 2008	120,000
William Gehlen Nevada, US	Vice President Exploration of the Company	Since March, 1997	78,200

Name and Jurisdiction of Residence(1)	Principal Occupation, Business or Employment(1)	Service as a Director or officer of the Company	Number of Shares(2)
Barbara Henderson British Columbia, Canada	Vice President Investor Relations and Corporate Secretary of the Company	Since July, 1998	12,000

(1) The information as to the province or state of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective Directors and/or officers individually.

(2) The information as to shares beneficially owned or over which a Director and/or officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors and/or officers individually.

(3) April 11, 2002 was the effective date of the amalgamation of Dayton Mining Corporation (“Dayton”) and the Company; Fagin, McLeod-Seltzer and Myckatyn were former directors of Dayton and McLeod-Seltzer, Myckatyn and Shrake were Directors of the Company prior to the amalgamation with Dayton.

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

B.      Compensation

During the fiscal year ended April 30, 2012, the Company had three Named Executive Officers (for the purposes of Canadian securities legislation), namely:

Thomas Shrake, President and Chief Executive Officer Steven Krause, Chief Financial Officer; and William Gehlen, VP Exploration

The following table (presented in accordance with National Instrument Form 51-102F6 (“Form 51-102F6”)) sets forth all annual and long term compensation for services in all capacities to the Company (to the extent required by Form 51-102F6) for the three most recently completed financial years of the Company, being the years ended April 30, 2010, April 30, 2011 and April 30, 2012, in respect of each Chief Executive Officer and Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the other three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity (other than the Chief Executive Officer and the Chief Financial Officer), as at April 30, 2012, whose total compensation, for the most recently completed financial year, individually, exceeded CDN$150,000, and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Name and Principal Position	Year Ended April 30	Salary US($)	Share- Based Awards US($)	Option- Based Awards US($)(1)	Non-Equity Incentive Plan Compensation ($)		Pension Value US($)	All Other Compensation US($)	Total Compensation US($)
					Annual Incentive Plans	Long-term Incentive Plans
Thomas Shrake CEO	2010 2011 2012	180,000(2) 180,000(2) 180,000(2)	Nil Nil Nil	54,240 65,835 91,236	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	234,240 245,835 271,236
Steven Krause (3)	2010 2011	Nil Nil	Nil Nil	33,900 65,835	Nil Nil	Nil Nil	Nil Nil	Nil Nil	33,900 65,835

Name and Principal Position	Year Ended April 30	Salary US($)	Share- Based Awards US($)	Option- Based Awards US($)(1)	Non-Equity Incentive Plan Compensation		Pension Value US($)	All Other Compensation US($)	Total Compensation US($)
					Annual Incentive Plans	($) Long-term Incentive Plans
CFO	2012	Nil	Nil	28,366	Nil	Nil	Nil	Nil	28,366
William Gehlen VP Exploration	2010 2011 2012	120,000 120,000 120,000	Nil Nil Nil	27,120 39,501 34,039	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	147,120 159,501 154,039

(1)

The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following the key assumptions and estimates for each calculation: expected dividend yield 0%, expected stock price volatility 102 and 105%, risk free interest rate 1.28 and 1.49%, and expected life of options of between 4.3 and 5 years. The Company chose this methodology as it is the standard for exploration companies in Canada and has been consistently applied by the Company for valuing option-based awards since 2003. The stock-based awards are determined in Canadian funds and then translated into US funds at the 2011 average foreign currency exchange rate of $1.00US/$1.03CDN

(2)

Mr. Shrake’s official annual salary is US$250,000 per year. Since November 2008, in light of economic and market conditions, Thomas Shrake has voluntarily taken only US$180,000 in salary per year, representing 72% of his official salary.

(3)

Mr. Krause, as CFO, was not an employee of the Company. He is employed by Avisar Chartered Accountants (“Avisar”). The portion of the compensation paid to Mr. Krause by Avisar during the fiscal period ended April 30, 2012 and 2011 and which Avisar attributed to the CFO services provided by Mr. Krause to the Company (based on Avisar’s revenue received from the Company as per its service agreement (see below) as a percentage of its total revenues) was $13,284 and $11,331, respectively. During the 2012 fiscal year, Avisar charged the Company CDN$136,950 for accounting, tax and financial consulting services.

Mr. Shrake is employed by the Company under an employment agreement. Mr. Krause is engaged by the Company under a consulting agreement for his services as CFO, and a company in which Mr. Krause is a principal is engaged by the Company under a separate service agreement for the provision of accounting and tax services. Mr. Gehlen is employed by a subsidiary of the Company under an employment agreement. These employment and consulting agreements are more thoroughly described below under the heading “Termination and Change of Control Benefits for NEOs”.

None of the options granted to Messrs Shrake, Krause or Gehlen were re-priced during the current fiscal year.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period, at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the NEOs:

		Option-Based Awards			Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price US($)(2)	Option Expiration Date	Value of Unexercised In-The-Money Options (1,2) US($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested US($)
Thomas Shrake CEO	300,000 500,000 400,000 500,000 800,000	1.19 0.17 0.21 0.21 0.16	03/09/2013 12/29/2013 01/26/2015 12/16/2015 09/28/2016	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Steven Krause CFO	250,000 250,000 250,000 250,000 250,000	0.17 0.21 0.20 0.21 0.16	12/29/2013 01/26/2015 06/10/2015 12/16/2015 09/28/2016	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
William Gehlen VP Exploration	125,000 200,000 200,000 300,000 300,000	1.19 0.17 0.21 0.21 0.16	03/09/2013 12/29/2013 01/26/2015 12/16/2015 09/28/2016	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was CDN$0.10 per share, and the exercise or base price of the option. If the exercise price of the option is lower than the year-end market value of the securities underlying the options, options are not in-the-money and their value is Nil.

(2)

The Company’s options are set with an exercise price in CDN dollars and were converted to US dollars at the April 30, 2012 foreign currency exchange rate of $1.00 US = $0.9884 CDN or $1.00 CDN = $1.0117 US. The value of the unexercised in- the-money options is determined in Canadian funds and then translated into US funds at the exchange rate quoted above.

Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to NEOs is as follows:

NEO Name	Option-Based Awards – Value Vested During The Year (1) US($)	Share-Based Awards - Value Vested During The Year US($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year US($)
Thomas Shrake CEO	1,349	Nil	Nil
Steven Krause CFO	427	Nil	Nil
William Gehlen VP Exploration	506	Nil	Nil

(1)

This amount is the dollar value that would have been realized had the newly vested options been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise price of the options under the option-based award on the vesting date. As the Company’s stock options and share price are quoted in $CDN, the value was computed in $CDN and converted to $US at the April 30, 2012 foreign currency exchange rate of $1.00 US = $0.9884 CDN or $1.00 CDN = $1.0117 US.

The Company’s stock option awards normally vest as follows: 1/3 upon the date of grant; 1/3 upon the first anniversary of the grant date; and 1/3 upon the second anniversary of the grant date. During the period from May 1, 2011 to April 30, 2012, the following options vested: the last third of options granted on to the NEOs on January 27, 2010; the second third of options granted on December 17, 2010; and the first third of options granted on September 29, 2011 vested.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

Thomas Shrake, President and CEO

The Company has a current employment agreement with Thomas Shrake, President and CEO, which includes termination and change of control benefits.

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

If, as a result of a “change of control” of the Company, Mr. Shrake experiences an “event of termination” as described above, Mr. Shrake is entitled to a severance payment of 24 months’ salary (based on his official annual salary of US$250,000) and is able to exercise any stock options previously granted within 45 business days in the event of termination after a change of control. In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would have been $Nil as the Company’s closing share price on April 30, 2012 was CDN $0.10, lower than the exercise price of all vested and non-vested stock options granted to Mr. Shrake.

Steven Krause, CFO

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

Should a “change of control” occur, all outstanding stock options held by Mr. Krause will become fully vested in accordance with the terms of the Amended Evergreen Plan whereupon such options may be exercised in whole or in part by Mr. Krause. In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would have been $Nil as the Company’s closing share price on April 30, 2012 was CDN $0.10, lower than the exercise price of all vested and non-vested stock options granted to Mr. Krause.

William Gehlen, Vice President Exploration

William Gehlen has an employment agreement with a subsidiary of the Company that includes termination and change of control conditions which are the same as those in Mr. Shrake’s employment agreement described above. If, as a result of a “change of control” of the Company, Mr. Gehlen experiences an “event of termination” as defined above, Mr. Gehlen is entitled to a severance payment of 12 months’ salary, plus one month’s salary per year of service after one year, up to a maximum of 24 months’ salary, and is able to exercise any stock options previously granted within 30 calendar days in the event of termination after a change of control. In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would have been $Nil as the Company’s closing share price on April 30, 2012 was CDN $0.10, lower than the exercise price of all vested and non-vested stock options granted to Mr. Gehlen.

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

Estimated Incremental Payment on Change of Control

Under the terms of Thomas Shrake’s employment agreement, the estimated incremental payment to Mr. Shrake upon termination by the Company on a change of control of the Company would be approximately US $500,000 (calculated as at April 30, 2012) based upon an amount equal to 24 months’ salary, plus any amounts owed in respect of accrued vacation and the accelerated option value of his existing stock options.

There are no provisions in Steven Krause’s consulting agreement that would require the Company to make any payments to Mr. Krause upon a change of control of the Company.

Under the terms of William Gehlen’s employment agreement, the estimated incremental payment to Mr. Gehlen upon termination by the Company’s subsidiary on a change of control of the Company would be approximately US $240,000 (calculated as at April 30, 2012) based upon an amount equal to 12 months’ salary plus one months’ salary for every year of service beyond one year to a maximum of 24 months’ salary, plus any amounts owed in respect of accrued vacation and the accelerated option value of his existing stock options.

Director Compensation

The following table sets forth all amounts of compensation provided to the Directors, who are not also Named Executive Officers, for the Company’s most recently completed financial year:

Director Name (1)	Fees Earned US($)	Share- Based Awards US($)	Option- Based Awards US($)(2)	Non-Equity Incentive Plan Compensatio n US($)	Pension Value US($)	All Other Compensatio n US($)	Total US($)
William Myckatyn	10,099	Nil	16,310	Nil	Nil	Nil	26,409
David Fagin	10,099	Nil	16,310	Nil	Nil	Nil	26,409
Catherine McLeod-Seltzer	Nil	Nil	57,023	Nil	Nil	Nil	57,023
Anthony Petrina(3)	10,099	Nil	16,310	Nil	Nil	Nil	26,409
Tim Baker(4)	Nil	Nil	19,702	Nil	Nil	Nil	19,702

(1) Relevant disclosure has been provided in the Summary Compensation Table above, for Mr. Shrake, a Director who is also a Named Executive Officer. Mr. Shrake’s total compensation is related to his role as CEO, and he receives no compensation for his services as a Director.

(2) The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following the key assumptions and estimates for each calculation: expected dividend yield 0%, expected stock price volatility 102 and 105%, risk free interest rate 1.28 and 1.49%, and expected life of options of between 4.3 and 5 years. The Company chose this methodology as it is the standard for exploration companies in Canada and has been consistently applied by the Company for valuing option-based awards since 2003. The stock-based awards are determined in Canadian funds and then translated into US funds at the 2011 average foreign currency exchange rate of $1.00US/ $1.03CDN.

(3) Mr. Petrina retired as a Director of the Company effective March 2, 2012.

(4) Mr. Baker became a Director of the Company effective March 5, 2012

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments, or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except as follows:

  The Company’s three independent Directors (Messrs Myckatyn, Fagin and Baker) are each entitled to receive an annual fee of CDN$10,000 to be paid upon his election or re-election to the Board at the annual general meeting of the Company.

  Each independent Director is currently entitled to receive a grant of 100,000 stock options upon his election or re-election at the Company’s annual general meeting under the Evergreen Plan, which options immediately vest in full.

  Directors are reimbursed for individual travel and other ancillary expenses incurred in connection with attending Board and committee meetings.

The Evergreen Plan allows for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the Shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price US($)	Option Expiration Date	Value of Unexercised In-The- Money Options (1,2) US($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share- Based Awards That Have Not Vested US($)
William Myckatyn	75,000 15,000 125,000 75,000 75,000 50,000 75,000 50,000 75,000 50,000	0.97 1.19 0.17 0.17 0.21 0.21 0.17 0.21 0.19 0.16	08/27/2012 03/09/2013 12/29/2013 12/29/2013 08/25/2014 01/26/2015 08/25/2015 12/16/2015 09/18/2016 09/28/2016	Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A
David Fagin	75,000	0.97	08/27/2012	Nil	N/A	N/A

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price US($)	Option Expiration Date	Value of Unexercised In-The- Money Options (1,2) US($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share- Based Awards That Have Not Vested US($)
	125,000	0.17	12/29/2013	Nil	N/A	N/A
	75,000	0.17	12/29/2013	Nil	N/A	N/A
	75,000	0.21	08/25/2014	Nil	N/A	N/A
	50,000	0.21	01/26/2015	Nil	N/A	N/A
	75,000	0.17	08/25/2015	Nil	N/A	N/A
	50,000	0.21	12/16/2015	Nil	N/A	N/A
	75,000	0.19	09/18/2016	Nil	N/A	N/A
	50,000	0.16	09/28/2016	Nil	N/A	N/A
Catherine	125,000	1.19	03/09/2013	Nil	N/A	N/A
McLeod-Seltzer	300,000	0.17	12/29/2013	Nil	N/A	N/A
	200,000	0.21	01/26/2015	Nil	N/A	N/A
	300,000	0.21	12/16/2015	Nil	N/A	N/A
	75,000	0.19	09/18/2016	Nil	N/A	N/A
	50,000	0.16	09/28/2016	Nil	N/A	N/A
Anthony Petrina(3)	75,000	0.97	08/27/2012	Nil	N/A	N/A
	125,000	0.17	12/29/2013	Nil	N/A	N/A
	75,000	0.17	12/29/2013	Nil	N/A	N/A
	75,000	0.21	03/02/2014(3)	Nil	N/A	N/A
	50,000	0.21	03/02/2014(3)	Nil	N/A	N/A
	75,000	0.17	03/02/2014(3)	Nil	N/A	N/A
	50,000	0.21	03/02/2014(3)	Nil	N/A	N/A
	75,000	0.19	03/02/2014(3)	Nil	N/A	N/A
	50,000	0.16	03/02/2014(3)	Nil	N/A	N/A
Tim Baker (4)	200,000	0.13	03/26/2017	Nil	N/A	N/A

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was CDN$0.10 per share, and the exercise or base price of the option. If the exercise price of the option is lower than the year-end market value of the securities underlying the options, options are not In-the-Money and their value is Nil.

(2)

The Company’s options are set with an exercise price in CDN dollars and were converted to US dollars at the April 30, 2012 foreign currency exchange rate of $1.00 US = $0.9884 CDN or $1.00 CDN = $1.0117 US. The value of the unexercised in-the-money options is determined in Canadian funds and then translated into US funds at the exchange rate quoted above.

(3)

Mr. Petrina retired as a Director of the Company effective March 2, 2012. In acknowledgement of Mr. Petrina’s lengthy service to the Company, with the approval of the Directors (absent Mr. Petrina) and the Toronto Stock Exchange, the Company extended the expiry date of all of Mr. Petrina’s vested options to the earlier of their original expiry date or March 2, 2014.

(4)	Mr. Baker became a Director of the Company effective March 5, 2012.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Directors who are not Named Executive Officers is as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) US($)	Share-Based Awards - Value Vested During The Year US($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year US($)
William Myckatyn	84	N/A	N/A
David Fagin	84	N/A	N/A
Catherine McLeod-Seltzer	840	N/A	N/A
Anthony Petrina	84	N/A	N/A
Tim Baker	Nil	N/A	N/A

(1)

This amount is the dollar value that would have been realized had the newly vested options been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise price of the options under the option-based award on the vesting date. As the Company’s stock options and share price are quoted in $CDN, the value was computed in $CDN and converted to $US at the April 30, 2012 foreign currency exchange rate of $1.00 US = $0.9884 CDN or $1.00 CDN = $1.0117 US.

(2)	Mr. Petrina retired as a Director of the Company effective March 2, 2012.

(3)	Mr. Baker became a Director of the Company effective March 5, 2012.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights CDN($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	12,800,000	0.27	4,060,170
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total:	12,800,000	0.28	4,060,170

Details of the Company’s Evergreen Plan are set out above under the heading “Description of Incentive Plan”.

C.     Board Practices

Corporate governance relates to the activities of the Company’s Board of Directors, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices which are both in the interests of the Shareholders and contribute to effective and efficient decision making.

National Policy 58-201, Corporate Governance Guidelines, establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and level of activity and therefore these guidelines have not been adopted. National Instrument 58-101, Disclosure of Corporate Governance Practices, mandates disclosure of corporate governance practices, which disclosure is set out below.

Independence of Members of Board and Management Supervision by Board

The Board currently consists of five Directors, a majority of whom are independent based upon the tests for independence set forth in NI 52-110. Assuming each of the nominated Directors is elected by Shareholders at the Meeting on September 6, 2012, the Board will include three (3) independent Directors: Messrs Myckatyn, Fagin and Baker. Mr. Shrake and Ms. McLeod-Seltzer are not considered independent as they are the President and Chief Executive Officer, and Board Chairman, respectively, of the Company.

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

Name of Director	Name of Other Public Company
Catherine McLeod-Seltzer	Bear Creek Mining Corporation, Kinross Gold Corporation, Troon Ventures Ltd. and Major Drilling Group International, Inc.
William Myckatyn	First Point Minerals Corp., San Marco Resources Inc. and OceanaGold Corporation
David K. Fagin	Atna Resources Ltd.
Tim Baker	Eldorado Gold Corp., Augusta Resource Corporation, Antofagasta Plc.

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

Name of Director	No. of Board Meetings Attended in the Most Recently Completed Financial Year
Catherine McLeod-Seltzer	4
Thomas Shrake	4
Anthony J. Petrina (1)	4
William Myckatyn	3
David K. Fagin	4
Tim Baker (2)	1

(1) Mr. Petrina retired as a Director of the Company effective March 2, 2012.
(2) Mr. Baker became a Director of the Company effective March 5, 2012 and only one Board meeting was held since the date of his appointment.

Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board sets long-term goals and objectives for the Company, formulates the plans and strategies necessary to achieve those objectives and goals, and to supervises and offers guidance to the Company’s senior management in their implementation. Although the Board has delegated to senior management personnel the responsibility for managing the day-to-day affairs of the Company, the Board is ultimately responsible for all matters relating to the Company and its business. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan; reviewing and approving the quarterly corporate and cash flow forecasts; reviewing and approving significant capital investments; reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with Shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to Shareholders; ensuring the effective operation of the Board; and safeguarding Shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

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

The Board oversees the management of the Company’s affairs directly and through its committees. The Board also meets to plan for the future growth of the Company; to identify risks of the Company’s business, thus ensuring the implementation of appropriate systems to manage these risks; to monitor senior management; and to ensure timely disclosure of material transactions. The frequency of Board meetings as well as the nature of agenda items, change, depending upon the state of the Company’s affairs and in light of opportunities or risks that the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions in accordance with applicable corporate law.

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

The Board has not developed written position descriptions for the Chair of each Board committee. The Chairs of the Audit Committee, the Nominating Committee, the Compensation Committee, and the Health, Safety and Environmental Committee are responsible for calling the meetings of each Committee, establishing meeting agenda with input from management, and supervising the conduct of the meetings.

Orientation and Continuing Education

New Directors are provided with a Board Manual, as reviewed and adopted by the Board, which contains comprehensive information and guidelines on the duties of the Board, and members of management, terms of reference for committees and policies adopted by the Board. New Directors are given a detailed briefing by the Chairman of the Board and by the President and CEO on the Company and its business, and the legal duties and obligations of Directors. The President and CEO reports at each Board meeting on the Company’s activities and provides Directors with a monthly written report. All Directors are encouraged to contact senior management for updates at any time.

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

Ethical Business Conduct

The Board has adopted a written Code of Conduct and Ethics and a Whistleblower Policy by which it and all officers and employees of the Company abide. The Whistleblower Policy outlines a confidential and anonymous process in which to report any accounting concerns while the Code of Conduct helps define and establish a standard of professional behaviour and responsibility, acceptable to the Company, for all employees. A copy of the Code of Conduct and Ethics and the Whistleblower Policy is available for review on the Company’s website and on SEDAR at www.sedar.com. In addition, the Board, through its meetings with management and other informal discussions with management, monitors in compliance with the Code of Conduct and Ethics and encourages a culture of ethical business conduct. The Company’s high calibre management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate.

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

Composition of the Audit Committee

The members of the Audit Committee are David Fagin, William Myckatyn and Tim Baker. All of the members are financially literate and independent for the purposes of National Instrument 52-110 (“NI 52-110”).

Mr. Fagin is a financial expert, in that he has an understanding of International Financial Reporting Standards and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

Mr. Myckatyn does not have an accounting designation. However, Mr. Myckatyn is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Myckatyn has over 30 years’ experience in the mining industry. Mr. Myckatyn was the co-founder and CEO of Quadra Mining from 2002 to 2006 and was the Chairman, President and Chief Executive Officer of Dayton Mining Corporation from 1998 to April, 2002 during which time he oversaw the restructuring of Dayton and its subsequent merger with the Company. Prior to 1998, Mr. Myckatyn was the President and CEO of Princeton Mining Corporation, overseeing completion in 1997 of the construction of the Huckleberry open-pit copper mine in British Columbia and the 1998 merger of the company with Imperial Metals Corporation. Mr. Myckatyn worked for Gibraltar Mines Limited from 1991 to 1996, initially as Mine Manager and ultimately as President and CEO as the company transitioned from being controlled by Placer Dome Inc. into an independent growth oriented public company, and through its acquisition by Westmin Resources Inc. in 1996. For over ten years prior to that, Mr. Myckatyn worked for various operations controlled by Placer Dome Inc. and its associated and predecessor companies including four separate mines in Australia and the Philippines.

Mr. Myckatyn is a director of First Point Minerals Corporation, San Marco Resources Inc. and OceanaGold Corporation. Mr. Myckatyn received his Bachelor of Applied Science in Mining Engineering from the University of British Columbia in 1972 and is a registered member of the British Columbia Association of Professional Engineers and Geoscientists.

The third member of the Company’s audit committee, Tim Baker, is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Baker has worked in a senior executive capacity for several senior mining companies including Placer Dome and Kinross. Since his retirement in 2011, Mr. Baker has joined the boards of several other mining companies.

Nomination of Directors

The Nominating Committee is composed of two Directors, Messrs Baker (Chair) and Myckatyn, each of whom is independent based upon the tests for independence set forth in NI 52-110. The Nominating Committee has the responsibility for recommending to the Board the nominees to fill vacancies on the Board or to be proposed by any member of the Board as candidates for election as Directors at the annual general meeting. The Nominating Committee also recommends to the Board a desirable balance of expertise among the Board members, seeks out possible candidates to fill Board positions and aids in attracting qualified candidates to the Board. In addition, the Nominating Committee’s responsibilities include reviewing and monitoring the orientation of new Board members; reviewing and approving officers’ directorships in other companies and reviewing Directors’ relationships with outside entities with regard to potential conflicts of interest.

Compensation Committee

The Compensation Committee is composed of Messrs Fagin (Chair) and Myckatyn, each of whom is independent based upon the tests for independence set forth in NI 52-110. The overall purpose of the Compensation Committee is to make recommendations to the Board for human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

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

Other Committees

Committees of the Board are an integral part of the Company’s governance structure. In addition to the Compensation and Nominating Committees (described above), the Board’s committees presently consist of an Audit Committee and a Health, Safety and Environmental Committee. The Board’s committees have been established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of the independent Directors are effectively represented.

The Company’s Health, Safety and Environmental Committee is composed of Messrs Myckatyn (Chair), Shrake and Baker, a majority of whom are considered independent based upon the tests for independence set forth in NI 52-110. The Health, Safety and Environmental Committee has the responsibility for reviewing the Company’s environmental policy and for ensuring that the Company’s operations are conducted in a manner consistent with the environmental policy and in a manner that does not unduly expose its employees to unnecessary risk of accident or death.

The Board has determined that, at this stage of the Company’s development, it is not necessary for the Board to have additional standing committees. The Board may from time to time appoint a special committee of one or more Directors which committee may engage an outside advisor at the Company’s expense in order to assist the committee in fulfilling its responsibilities.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the Directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its Directors respecting its own effectiveness. In addition, the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively through frequent discussions between management and individual Board members. There are also discussions among the independent Directors with resulting comments to the Board. If appropriate, the Board then considers whether procedural or substantive changes are necessary to increase the effectiveness of the Board and its committees.

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

D.      Employees

As at April 30, 2012, the Company (including its subsidiaries) had one employee in Canada, five employees in the US and 29 employees in El Salvador. None of the Company’s employees are represented by labor unions.

E.      Share Ownership

See Item 6A. Directors and Senior Management and Item 6B. Compensation for details as to share ownership on an individual basis.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

According to registered shareholder information provided by the Company’s transfer agent, the following are the only shareholders of the Company that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to the Company’s common shares as at June 30, 2012:

Name of Shareholder	No. of Shares	% of Issued Shares
CDS & Co.	145,457,580	86.27%
CEDE & Co.	16,580,983	9.83%

Voting Rights

The Company’s major shareholders do not have different voting rights from other shareholders.

Change of Control

To the best of the Company’s knowledge, there are no arrangements of which may result in a change in control of the Company.

Geographic Breakdown

According to registered shareholder information provided by the Company’s transfer agent, as at July 3, 2012, there were 175 US registered holders owning 20,362,117 (or 12.1%) of the Company’s outstanding shares.

The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.

B.      Related party transactions

The Company received accounting and tax preparation services from an accounting firm in which an Officer of the Company is a partner. The total accounting fees paid during fiscal 2012 were $135,000 compared to $117,000 in fiscal 2011.

C.      Interests of Experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

The consolidated financial statements required to be filed as a part of this annual report on Form 20-F are included in Exhibit 99.1 incorporated herein by reference. These consolidated financial statements are the first filing by the Company with the SEC of consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

Legal

In April 2009, PacRim, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim filed international arbitration proceedings against the GOES under CAFTA and the Investment Law of El Salvador in its own name and on behalf of PRES and DOREX (collectively the “Enterprises”). A Notice of Intent to commence international arbitration proceedings had previously been filed by PacRim in December 2008. PacRim has retained the Washington, DC-based international law firms Crowell & Moring LLP and Weil, Gotshal & Manges LLP to represent it in the arbitration.

Since PacRim initiated the Arbitration claim in 2009, the GOES has filed two objections to the action (the “Preliminary Objections” and the “Jurisdiction Objections”) in an attempt to terminate the Arbitration. On both occasions the Tribunal disagreed and ruled that the action could proceed. Additional details are provided below.

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

Pacific Rim’s mandate to its shareholders is to build a gold mining company that explores and develops gold deposits in an environmentally responsible manner. The El Dorado Mine, as designed and submitted to the GOES six years ago, would set new precedents for environmental protection in all of the Americas and exceeds current Canadian and US environmental standards. Preservation of water quality and quantity is a key component of the industry-leading El Dorado mine design. The Company owns, or has negotiated rights to work on all surface lands needed by the operation. The Company has met or exceeded all the legal requirements necessary for a mining permit according to El Salvador’s mining, environmental and foreign investment laws. Despite strong local support and the inclusion of carefully engineered and reliable environmental protections for the proposed El Dorado Mine, the GOES has not met its responsibility to approve the permits necessary to advance the project to the final step of full production.

In late 2010, the GOES filed the Jurisdiction Objection wherein they asserted that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. During fiscal 2012 (from May 2 - 4, 2011) hearings were held at ICSID headquarters in Washington, DC in order for the Tribunal to hear argument and witness testimony regarding the Jurisdiction Objection.

Subsequent to the end of fiscal 2012, (in early June 2012) the ICSID Tribunal overseeing the Arbitration action issued its ruling on the Jurisdiction Objections. The Tribunal determined ICSID (at the World Bank) has jurisdiction and will hear PacRim’s claims under the Salvadoran Investment Law, but not under CAFTA. Accordingly, the Arbitration claim can and will proceed under the Investment Law alone. ICSID, a branch of the World Bank, will continue to oversee this case at its headquarters in Washington, DC.

In its decision, the Tribunal rejected the GOES’s allegations that ICSID does not have jurisdiction over PacRim’s claims under the Investment Law. The Tribunal also rejected most of the GOES’s objections to the Tribunal's CAFTA jurisdiction (including rejecting the GOES’s assertion that the case constituted an “abuse of process”). However, while ruling that PacRim is in fact a US company and is part of a group of companies that has substantial business activities in the United States, the Tribunal concluded that the specific subsidiary that filed the claim does not have sufficiently “substantial” business activities in the US to allow the investment protections under CAFTA.

The Arbitration claim can now proceed to the final phase, wherein the merits of PacRim's claims will finally be addressed. In the final phase, the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado Mine. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws.

PacRim and its legal counsel will immediately begin to prepare for the final phase of the Arbitration. The Company will be exploring various alternative financing opportunities, now more available, to help minimize dilution to its current share structure.

Copies of all written testimony and filings made in connection with PacRim’s Arbitration action, on behalf of both the claimant and respondent, are available at ICSID’s website www.icsid.worldbank.org.

Dividend Policy

The Company does not have any intention of paying cash dividends in the foreseeable future. In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

B.      Significant Changes

There have been no significant changes since April 30, 2011 that are not disclosed herein.

ITEM 9. THE OFFER AND LISTING

A.      Offer and Listing Details

The Company’s post-amalgamation shares were called for trading on the TSX and the NYSE MKT (formerly the NYSE Amex), on April 15, 2002 under the symbol “PMU”. In September 2010 the Company delisted from NYSE Amex and the TSX is the only exchange on which the Company’s shares are listed. The Company’s shares additionally trade on the OTCQX platform in the US. Prior to April 15, 2002 Dayton’s shares traded as “DAY” on the TSX and the NYSE MKT (the American Stock Exchange, at the time, prior to its takeover by NYSE MKT) and the Company’s shares traded as “PFG” on the TSX.

The following table sets forth the annual high and low closing prices of the common shares traded on the TSX and the OTCQX for the five most recent financial years.

Fiscal Period Ended	TSX CDN($)		OTCQX (1) US($)
	High	Low	High	Low
April 30, 2012	0.23	0.075	0.248	0.062
April 30, 2011	0.35	0.155	0.35	0.16
April 30, 2010	0.40	0.16	0.36	0.165
April 30, 2009	0.99	0.09	0.99	0.08
April 30, 2008	1.25	0.83	1.39	0.83

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent full financial years and any subsequent period:

Fiscal Financial Quarter Ended	TSX CDN($)		OTCQX (1) US($)
	High	Low	High	Low
April 30, 2012	0.155	0.075	0.161	0.062

Fiscal Financial Quarter Ended	TSX CDN($)		OTCQX (1) US($)
	High	Low	High	Low
January 31, 2012	0.17	0.115	0.163	0.11
October 31, 2011	0.195	0.13	0.191	0.125
July 31, 2011	0.23	0.15	0.248	0.153
April 30, 2011	0.35	0.185	0.35	0.23
January 31, 2011	0.25	0.18	0.23	0.02
October 31, 2010	0.22	0.165	0.22	0.15
July 31, 2010	0.26	0.155	0.26	0.16

The following table outlines the high and low market prices for each of the most recent six months:

Month	TSX CDN($)		OTCQX (1) US($)
	High	Low	High	Low
June 2012	0.14	0.065	0.129	0.053
May 2012	0.13	0.06	0.131	0.064
April 2012	0.13	0.075	0.14	0.062
March 2012	0.14	0.115	0.152	0.10
February 2012	0.155	0.125	0.161	0.12
January 2012	0.16	0.115	0.16	0.118

(1) Share prices listed under the OTCQX heading above, from dates prior to September 9, 2010, were taken from the Company’s listing on the NYSE MKT.

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

B.      Memorandum and Articles of Association

1.

The Company, was formed on April 11, 2002 by the amalgamation of Dayton and Pacific Rim under the former Company Act (British Columbia). Now existing under the Business Corporations Act, S.B.C. 2002, c. 57 (British Columbia) (the “New Act”), as amended, the Company, is permitted to conduct any lawful business that it is not restricted from conducting by its Notice of Articles and Articles, neither of which contain any restriction on the business the Company may conduct.

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

C.      Material contracts

In June 2011, Pacific Rim, through its US subsidiary Pacific Rim Exploration Inc. signed a Definitive Agreement with ICN Resources Ltd. and Washoe Gold Inc. providing the Company with the option to acquire a 65% joint venture interest in the Hog Ranch Property located in Washoe County, Nevada, approximately 180 km north of Reno.

As per the Definitive Agreement, PREx has been granted the option to acquire a 65% interest in the Hog Ranch Property through the expenditure of an aggregate of $8 million in exploration expenditures and the issuance of an aggregate of 1 million common shares of Pacific Rim, with annual extensions dependent on results of exploration. See Item 4D – “Property Plant and Equipment”, specifically “Other Properties” for a schedule of the Hog Ranch option payments.

During fiscal 2011, the Company signed an LOI with Compania Minera Clifton S.A. (“Minera Clifton”) (collectively with the Company, the “Remance Parties”) to acquire a 100% interest in the Remance project located in Panama, Central America.

The Remance Parties have agreed to sign a Formal Agreement granting the Company the exclusive right and option to acquire 100% of Minera Clifton's right, title and interest in the Remance project as soon as practicable. Signing of the Formal Agreement has not been concluded at this time and is currently highly uncertain. Minera Clifton’s application for an extension to the Remance concession term, as provided by Panamanian law, was recently denied; a decision which is currently being appealed by Minera Clifton. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, the outcome of this process, and hence the Company’s final acquisition of the Remance project, is highly uncertain. If signed, the Formal Agreement will be subject to all required regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”). The option to acquire Remance may be exercised by the Company by paying an aggregate of $200,000 in four equal tranches plus 5 million common shares of Pacific Rim to Minera Clifton, conducting a specified exploration program during the Option Period (as defined in the LOI) and paying $5 million in cash or common shares to Minera Clifton at the end of the Option Period.

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

E.      Taxation

Although not free from doubt, the Company believes it was classified as a "passive foreign investment company" during the tax year ended April 30, 2012, and may be classified as a “passive foreign investment company in future tax years. If the Company is a “passive foreign investment company” for a tax year, such classification will likely have adverse US federal income tax consequences for US shareholders.

US investors in our Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended April 30, 2012 and may be classified as a PFIC for future tax years. If the Company is a PFIC for any year during a US shareholder’s holding period, then such US shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares. A US shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, US shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply US shareholders with information that such US shareholders require to report under the QEF rules, in the event that the Company a PFIC and a US shareholder wishes to make a QEF Election. Thus, US shareholders may not be able to make a QEF Election with respect to their Common Shares. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each US shareholder should consult its own tax advisor regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material US federal income tax considerations applicable to a US Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax considerations that may apply to a US Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences to such US Holder, including specific tax consequences to a US Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. Each US Holder should consult its own tax advisor regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from US legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the US federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the US courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, US court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-US Tax Convention”), and US court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the US federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

US Holders

For purposes of this summary, the term "US Holder" means a beneficial owner of Common Shares that is for US federal income tax purposes:

  an individual who is a citizen or resident of the US;

  a corporation (or other entity taxable as a corporation for US federal income tax purposes) organized under the laws of the Us, any state thereof or the District of Columbia;

  an estate whose income is subject to US federal income taxation regardless of its source; or

  a trust that (a) is subject to the primary supervision of a court within the US and the control of one or more US persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury regulations to be treated as a US person.

Non-US Holders

For purposes of this summary, a “non-US Holder” is a beneficial owner of Common Shares that is not a US Holder. This summary does not address the US federal income tax consequences to non-US Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-US Holder should consult its own tax advisor regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the US federal income tax considerations applicable to US Holders that are subject to special provisions under the Code, including the following US Holders: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) US Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) US Holders that are dealers in securities or currencies or US Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) US Holders that have a “functional currency” other than the US dollar; (e) US Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) US Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) US Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) US Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the US federal income tax considerations applicable to US Holders who are (a) US expatriates or former long-term residents of the US, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-US Tax Convention. US Holders that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisor regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for US federal income tax purposes holds Common Shares, the US federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner. Partners of entities that are classified as partnerships for US federal income tax purposes should consult their own tax advisor regarding the US federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Not Addressed

This summary does not address the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and foreign tax consequences to US Holders of the acquisition, ownership, and disposition of Common Shares. Each US Holder should consult its own tax advisor regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a US Holder’s holding period, then certain different and potentially adverse rules will affect the US federal income tax consequences to a US Holder resulting from the acquisition, ownership and disposition of Common Shares.

Recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS, and failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. However, this reporting requirement has been temporarily suspended. Filings will eventually be required with respect to any year in which the requirement was suspended.

The PFIC rules are complex, and each U.S. Holder should consult an independent tax adviser regarding the PFIC rules, including the potential effect of this legislation on such U.S. Holder’s filing requirements and the advisability of making a QEF election or, if applicable, a mark-to-market election, with respect to each PFIC.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and form incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

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

In addition, under certain attribution rules, if the Company is a PFIC, US Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to US federal income tax on their proportionate share of (a) a distribution on the shares of a Subsidiary PFIC and (b) a disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such US Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it was classified as a PFIC during the tax year ended April 30, 2012 and may be classified as a PFIC for current and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each US Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the US federal income tax consequences to a US Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such US Holder makes an election to treat the Company and any Subsidiary PFICs as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing US Holder.”

A Non-Electing US Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a US Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” received on Common Shares, must be ratably allocated to each day in a Non-Electing US Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to US federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing US Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing US Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing US Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing US Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A US Holder that makes a QEF Election for the first tax year in which its holding period of its Common Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. However, a US. Holder that makes a QEF Election will be subject to US federal income tax on such US Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such US Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such US Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A US Holder that makes a QEF Election will be subject to US federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such US Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, US Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a US Holder that made a QEF Election has an income inclusion, such a US Holder may, subject to certain limitations, elect to defer payment of current US federal income tax on such amounts, subject to an interest charge. If such US Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A US Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the US Holder because of such QEF Election and (b) will adjust such US Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a US Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the US federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the US Holder’s holding period for the Common Shares in which the Company was a PFIC. A US Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such US Holder files a US federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a US Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the US Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

US Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply US Holders with information that such US Holders require to report under the QEF rules, in the event that the Company is a PFIC and a US Holder wishes to make a QEF Election. Thus, US Holders may not be able to make a QEF Election with respect to their Common Shares. Each US Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A US Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A US Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a US Holder does not make a Mark-to-Market Election beginning in the first tax year of such US Holder’s holding period for the Common Shares or such US Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A US Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such US Holder’s tax basis in such Common Shares. A US Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such US Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A US Holder that makes a Mark-to-Market Election generally also will adjust such US Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a US Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each US Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a US Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a US Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a US Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific US federal income tax consequences to a US Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a US Holder if the Company is a PFIC, regardless of whether such US Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a US Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a US Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a US Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each US Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the US federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

US Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

Subject to the PFIC rules discussed above, a US Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for US federal income tax purposes. A dividend generally will be taxed to a US Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “ Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with US federal income tax principles, and each US Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”. In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each US Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Common Shares, a US Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such US Holder's tax basis in such Common Shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Gain or loss recognized by a US Holder on the sale or other taxable disposition of Common Shares generally will be treated as “US source” for purposes of applying the US foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-US Tax Convention and such US Holder elects to treat such gain or loss as “foreign source.”

Preferential tax rates apply to long-term capital gain of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a US Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax on Passive Income

Newly enacted legislation requires certain US Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for tax years beginning after December 31, 2012. US Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a US Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into US dollars at that time). If the foreign currency received is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any US Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be US source income or loss for foreign tax credit purposes. Each US Holder should consult its own US tax advisor regarding the US federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a US Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a US Holder’s US federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a US Holder’s income subject to US federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder’s US federal income tax liability that such US Holder’s “foreign source” taxable income bears to such US Holder’s worldwide taxable income. In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a US Holder should be treated as US source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for US federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a US Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each US Holder should consult its own US tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under US federal income tax law and Treasury regulations, certain categories of US Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, US return disclosure obligations (and related penalties) are imposed on US Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-US person, any financial instrument or contract held for investment that has an issuer or counterparty other than a US person and any interest in a foreign entity. US Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. US Holders should consult with their own tax advisors regarding the requirements of filing information returns.

Payments made within the US or by a US payor or US middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a US Holder (a) fails to furnish such US Holder’s correct US taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect US taxpayer identification number, (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the US backup withholding tax rules will be allowed as a credit against a US Holder’s US federal income tax liability, if any, or will be refunded, if such US Holder furnishes required information to the IRS in a timely manner. Each US Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

A.      Quantitative Information about Market Risk

The Company holds its cash and cash equivalents primarily in US dollar and Canadian dollar denominated accounts and its expenses are primarily incurred in US dollars. At April 30, 2012 the amount of cash held was $816 thousand, the amount of short term investments was $455 thousand, the amount of accounts receivable was $129 thousand and the amount of accounts payable and accrued liabilities was $1,636 thousand. Based on these net exposures at April 30, 2012, the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $0.06 million in the Company’s net earnings.

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at April 30, 2012 for the following fiscal years (years ended April 30):

				2016 and
	2013	2014	2015	later	Total
	$	$	$	$	$
Accounts payable	1,636	-	-	-	1,636
Operating leases	47	11	7	-	65
Totals	1,683	11	7	-	1,701

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

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. The Company’s exposure to credit risk is primarily attributable to its liquid financial assets and the maximum credit risk the Company is exposed to is 100% of cash and receivables. The Company limits its exposure to credit risk by depositing its cash and cash equivalents with major international financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

Foreign Currency Risk

The Company’s exposure to foreign currency risk is primarily related to Canadian dollar-denominated transactions. The Company does not enter into foreign exchange contracts to manage this exposure. At April 30, 2012 the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $0.06 million in the Company’s net earnings. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company does not presently have sufficient working capital to meet its accounts payable and accrued liabilities in addition to its anticipated exploration and general and administrative expenses or the estimated costs of pursuing the Arbitration action during fiscal 2013. The Company will require financing during fiscal 2013 to meet these expenses and obligations.

The Company seeks to manage liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments. Tthe Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application.

Fair Values

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities
Level 2 – Inputs other than quoted prices that are directly or indirectly observable for the asset or liability; and

Level 3 – Inputs that are not based on observable market data.

The carrying values of receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments. The derivative warrant liabilities are recognized at fair value each reporting period and are considered level 3 financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the investments included in cash and cash equivalents is limited because these investments are generally held to maturity. Based on the amount of cash and cash equivalents invested as at April 30, 2012 and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would not be significant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D.

None.

E.      Use of Proceeds

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.      Disclosure controls and procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of its disclosure controls and procedures as of April 30, 2012. Based on this evaluation, and as a result of the material weakness in the Company’s internal control over financial reporting discussed below under “Management’s annual report on internal control over financial reporting”, the Chief Executive Officer and Chief Financial Officer also concluded that the disclosure controls and procedures were not effective as of April 30, 2012.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

B.      Management’s annual report on internal control over financial reporting

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company’s management, including the CEO and CFO, have evaluated the effectiveness of the Company’s internal control over financial reporting as at April 30, 2012. This evaluation was based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management concluded that the Company’s internal control over financial reporting was not effective as of April 30, 2012.

C.      Material Weakness

A material weakness is a deficiency (as defined in PCAOB Auditing Standard No. 5), or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of April 30, 2012, the Company identified the following material weakness that applies to both disclosure controls and procedures and internal controls over financial reporting:

The company does not maintain adequate segregation of duties necessary to ensure complete and accurate financial reporting. Specifically, the Company’s Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is integral to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. The weakness has the potential to result in material misstatements in the Company’s consolidated financial statements that would not be prevented or detected, and as such has been determined to be a material weakness in internal controls over financial reporting which also impacts the company’s disclosure controls and procedures.

As of the date of this Annual Report on form 20-F management has not yet developed a plan to remediate the material weakness. Management has concluded that taking into account the present stage of the Company’s development the Company does not have sufficient size and scale to warrant hiring of additional staff that would be required to correct the weakness at this time.

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

E.      Changes in internal control over financial reporting

During the period covered by this annual report on Form 20-F, there has been no change to the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financing reporting.

ITEM 16 [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

David Fagin is a financial expert, in that he has an understanding of International Financial Reporting Standards and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

Mr. Fagin is considered an independent director according to Canadian securities regulations (Multilateral Instrument 52-110), Toronto Stock Exchange guidelines and the NYSE Company Guide.

ITEM 16B. CODE OF ETHICS

The Company has had in place, since 2002, a Code of Conduct and Ethics (the “Code”) that applies to all Directors, officers and employees. A revised Code was approved by the Board of Directors of the Company on December 17, 2002. A copy of the Code can be found on the Company’s website at http://www.pacrim-mining.com/s/CorporateGovernance.asp.

There have never been any departures or material waivers of the Code since its inception.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP acted at the Company’s independent auditor for the fiscal years ended April 30, 2010, 2011 and 2012. The chart below sets forth the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the last two fiscal years and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

External Auditor Service Fees (By Category), (in Canadian Dollars)

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
April 30, 2012	$65,000	$2,500	Nil	Nil
April 30, 2011	$40,000	Nil	Nil	Nil

(1)	The aggregate audit fees billed.
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

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

The only stock exchange on which the Company’s common shares trade is the TSX. The Company’s common shares are not listed on a US exchange, but do trade on the OTCQX platform in the US. The Company’s Corporate Governance practices are described in detail in its fiscal 2012 Information Circular dated July 23, 2012 and furnished to the SEC on Form 6k.

ITEM 16H. MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), issuers that are operators (or that have operations), or that have a subsidiary that is an operator (or that has operations), of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended April 30, 2012, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended April 30, 2012 and 2011, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 20-F.

ITEM 19 EXHIBITS

EXHIBITS

99.1	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:

Auditors’ Report on Consolidated Financial Statements

Consolidated Statement of Financial Position as at April 30, 2012, April 30, 2011 and May 1, 2010;

Consolidated Statements of Loss and Comprehensive Loss for the years ended April 30, 2012 and 2011;

Consolidated Statements of Shareholders’ Equity for the years ended April 30, 2012, April 30, 2011, and May 1, 2010;

Consolidated Statements of Cash Flows for the years ended April 30, 2012 and 2011; Notes to Consolidated Financial Statements

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

Date: July 23, 2012