Form 20-F
period 2013-04-30
PACIFIC RIM MINING CORP
filed 2013-07-26
CIK 1056512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2013

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 210,951,708

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated Filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Reporting Standards as issued	Other [ ]
By the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [   ]       Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] Yes       [X] No

CAUTIONARY NOTE TO US INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

Certain disclosure related to resource and reserve estimates in this Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

GLOSSARY OF TECHNICAL TERMS

In this annual report on Form 20-F, the following terms and acronyms have the following meanings:

“Arbitration”	The arbitration claim initiated by Pac Rim Cayman, LLC, a Nevada, US-based wholly-owned subsidiary of the Company in respect of the El Dorado property, El Salvador
“BLM”	the United States Bureau of Land Management
“CAFTA”	The Dominican Republic-United States-Central America Free Trade Agreement
“CDN”	Canadian (usually in reference to currency)

“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum
“Dore”	A compound containing gold and silver metal and various impurities
“Definitive Agreement”

The Hog Ranch agreement finalizing the terms of the Hog Ranch letter of intent, which grants the Company, through its US subsidiary Pacific Rim Exploration Ltd. the option to acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada (see Item 4B – “Business Overview”).

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
“Qualified Person”

Conforms to that definition under NI 43-101 for an individual (a) to be an engineer or geoscientist with at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member

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

  risks related to the outcome of legal arbitration proceedings;
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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial information set forth below for the years ended April 30, 2013, 2012, and 2011has been derived from the Company's audited consolidated financial statements as at and for the financial years ended April 30, 2013, 2012 and 2011, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). The financial data presented below is qualified in its entirety by, and should be read in conjunction with, the audited consolidated financial statements and notes thereto as well as management’s discussion and analysis of results of operations, and the discussion in Item 5 of this Form 20-F. The Company’s reporting currency is the United States Dollar (“U.S. Dollar”, “USD” or “$”) and monetary data not otherwise labeled in this annual report on Form 20-F is stated in US Dollars. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

(in thousands of US Dollars, except per share amounts)

	Year Ended April 30, 2013	Year Ended April 30, 2012	Year Ended April 30, 2011
Revenue	$Nil	$Nil	$Nil
Operating Loss	$(4,847)	$(3,859)	$(4,168)
Net Loss and Comprehensive Loss for the year	$(4,680)	$(1,834)	$(3,771)
Loss per share (basic and diluted)	$(0.02)	$(0.01)	$(0.03)
Current assets	$1,514	$1,400	$1,195
Total assets	$7,010	$6,942	$6,681
Total liabilities	$1,979	$1,846	$3,291
Net Assets	$5,031	$5,096	$3,390
Share capital	$94,312	$90,058	$86,955
Shareholders' equity	$5,031	$5,096	$3,390
Weighted average number of common shares issued and outstanding (basic and diluted)	192,900,201	168,414,549	141,631,705

Outstanding Share Data

The following table outlines the common shares outstanding at and subsequent to the year end:

	Number of Common Shares	Number of Options	Number of Warrants
Balance on April 30, 2013	210,951,708	15,260,000	9,633,100
Issued May 1 to July 22, 2013	nil	nil	nil
Forfeited or expired May 1 to July 22, 2013	nil	nil	9,633,100
Balance on July 22, 2013	210,951,708	15,260,000	nil

Currency and Exchange Rates

Unless otherwise indicated, all dollar amounts in this annual report on Form 20-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on July 15, 2013, based on the noon rate of exchange as quoted by the Bank of Canada was CDN $1 = US $0.9603 or US $1.00 = CDN $1.0413.

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

In particular, the following risk factors apply:

We will need significant additional capital, which we may be unable to obtain.

The Company has no source of revenue and is reliant on its cash and short term investments in order to finance its exploration activities, general and administrative and legal expenses. The Company currently has negative working capital and its ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain financing. The Company will need to raise additional funds during fiscal 2014 to support exploration and administration expenses as well as various costs under PacRim’s Arbitration action (see Item 4B – “Business Overview”). Furthermore the Company does not have the funds in place to conduct any significant exploration programs, or mine development activities at the El Dorado property should the Company receive the permits allowing it to undertake these activities.

While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future, or be available on favourable terms. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. Additional financing will require, but may not be limited to, the issuance of additional equity, which may be very dilutive to the Company’s shares and shareholders.

Failure to obtain additional financing could result in the Company’s failure to remain a going concern, the Company’s inability to continue the Arbitration action, or could cause the delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

There is substantial doubt as to our ability to continue as a going concern.

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are events and conditions that cast substantial doubt on the validity of that assumption. The Company will require additional financing for administrative purposes, for legal expenses related to the Arbitration and to continue to conduct ongoing exploration programs and meet future property commitments. The costs for the Arbitration are substantial and are anticipated to increase as the case proceeds to through the final, merits-based phase. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. Global securities markets and commodity prices are volatile and have fluctuated markedly in recent years. Most recently, commodity prices, in particular the price of gold, have decreased substantially. Volatility, and in particular decreases, in global stock markets and commodity prices may impact access to capital and/or the terms and conditions under which financing may be available. The Company believes it will be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained, and such financing, if available, may be very dilutive to the Company’s shares and shareholders. As it has in the past, the Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

The consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities.

Because we have a history of losses and anticipate continued losses unless and until we are able to generate sufficient revenues to support our operations, we may lack the financial stability required to continue operations.

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of April 30, 2013, the Company had an accumulated deficit of $94.5 million. The Company currently has no source of revenue and there can be no assurance that the Company will realize revenue growth or achieve profitability in the future.

We may be unable to maintain exchange listings.

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

Our properties are in the exploration stage and are highly speculative in nature, which means there can be no assurance that our programs will result in the discovery of any economically feasible mineral deposits.

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

The Company’s exploration properties are located in El Salvador. The Company may commence exploration programs in other jurisdictions in the future. As with most jurisdictions, El Salvador imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. There can be no assurance that additional significant restrictions will not be placed on the Company's existing or future properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

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

We cannot be certain that we have good title to our properties.

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

Calculations of mineral reserves and of mineralized material are estimates only, subject to uncertainty due to factors including metal prices, inherent variability of the ore, and recoverability of metal in the mining process.

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

Our operations are subject to the inherent risks associated with mineral exploration activities in a foreign jurisdiction.

The Company's current exploration projects are located in El Salvador, and the Company may acquire exploration properties in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing. Currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in the foreign jurisdictions in which the Company operates.

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

PRES has experienced significant delays in the processing of its El Dorado EIS and exploitation concession application, and as a result PacRim initiated an Arbitration action against the GOES at ICSID headquarters in Washington, DC. There can be no assurance that PRES will be successful in either obtaining its sought-after El Dorado exploitation concession, or that any legal challenges PacRim has undertaken or that the Company or its subsidiaries may choose to undertake in the future to resolve this issue will be successful.

We are subject to additional risks due to our operations being in foreign countries.

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

The loss of key management personnel may adversely affect our business and results of operations.

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

Certain of our directors or officers may be in a conflict of interest position.

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

The resource industry is very competitive.

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

We are subject to currency fluctuations that may affect our costs of doing business.

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

Mineral exploration involves a high degree of risk for which we may not be adequately insured.

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

We are subject to uncertain costs related to reclamation at Denton Rawhide.

During fiscal 2009 the Company sold the assets it held through its 49% interest in the Denton-Rawhide joint venture to its 51% partner Kennecott. At the time of this sale, future reclamation costs were estimated to be $5.3 million. Subsequently, in late calendar 2010, Kennecott sold its 100% interest in the Denton-Rawhide Joint Venture to a third party. According to the terms of Kennecott's 2010 sale, reclamation obligations at the Denton-Rawhide operation were separated such that Kennecott remains responsible for reclamation expenditures due to any disturbances created prior to the sale, and the purchaser becomes responsible for undertaking reclamation related to any disturbances created after the sale. As part of the sale of its interest in Denton-Rawhide to Kennecott, the Company had provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures (limited to those related to disturbances made up to the point the Company sold its interest in the operation) were to exceed $7.0 million. In other words, the Company's obligations are limited to pre-sale property conditions.

We are subject to environmental regulations pursuant to a variety of federal, state, provincial and local laws and regulations.

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

We are subject to ongoing and increasing compliance obligations as a result of being a public company, which we may not be able to satisfy.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past decade. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase alongside corporate governance requirements, including rules and requirements of the SEC, Canadian Securities Administrators, the TSX and the OTCQX. The Company expects these rules and regulations to continue to result in significant legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of the regulations to which it must comply, including various sections of the Sarbanes-Oxley Act of 2002 and Canadian National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, and could cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or NI 52-109 could be impaired, which could cause the Company's stock price to decrease.

Future sales of common shares by existing shareholders could decrease the trading price of our common shares.

The sale of a large number of common shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of the Company’s common shares and could negatively impact the Company’s ability to raise capital through future sales of common shares.

We cannot guarantee that we will remain a foreign private issuer, and if our status changes we will be subject to increased compliance costs.

The Company is required to determine its “Foreign Private Issuer” status (as defined in Rule 3b-4(c) under the U.S. Securities and Exchange Act of 1934 (as amended) (the “Exchange Act”) for the purposes of U.S. securities law), annually at the end of its second fiscal quarter. Less than 50% of the Company’s voting securities were held by U.S. residents as of the last business day of its most recently completed second fiscal quarter and as such, the Company is considered a Foreign Private Issuer. Though not strictly required to, the Company also meets the following secondary conditions that would assure its Foreign Private Issuer status: (i) a majority of its executive officers and directors, taken separately, are non-U.S. citizens or residents, (ii) more than 50% of its assets are located outside the U.S., and (iii) the business of the Company is principally administered outside the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

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

We are a foreign corporation and most of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

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

We are subject to risks related to recent market conditions and events.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, sovereign debt and government solvency conditions, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically:

  the global credit and liquidity crisis could impact the cost and availability of financing and our overall liquidity;
  decreases in and/or volatility of gold prices could impact the availability and terms of potential equity financing;
  inflationary pressures could impact the economic viability of our projects;
  volatile currency exchange rates could impact our business costs;
  the devaluation and volatility of global stock markets would impact the value of our securities.

These factors could have a material adverse effect on our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The legal and commercial name of the Company is “Pacific Rim Mining Corp.”. All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, its U.S. subsidiaries and Salvadoran subsidiaries, inclusive.

Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

The Company is domiciled in British Columbia, Canada and was formed by the amalgamation of Dayton Mining Corporation (“Dayton”) and Pacific Rim Mining Corp. (“Pacific Rim”) on April 11, 2002 under the former Company Act (British Columbia).

Effective March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (British Columbia) (the “New Act”) and repealed the former Company Act (British Columbia) which previously governed the Company. At the Company’s annual general meeting held on September 22, 2004, the Company’s shareholders approved various changes and alterations to the Company’s articles and authorized capital that brought the Company’s articles in line with provisions of the New Act. The changes were effected and the British Columbia Registrar of Companies issued a new Notice of Articles on January 20, 2005.

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

The Company’s only capital expenditures over the past three fiscal years (the twelve months ended April 30, 2013, 2012 and 2011) are payments made to ICN Resources Ltd. of 200,000 common shares of the Company on July 14, 2011 and 200,000 common shares of the Company on July 6, 2012 in respect of the Hog Ranch Definitive Agreement (see Item 4D – “Mineral Properties – Other Properties”). The Company made no capital divestures during the past three fiscal years.

B. Business Overview

Pacific Rim is a mineral exploration company focused on high grade, environmentally clean gold deposits in the Americas and committed to excellence in environmental stewardship and social responsibility. Pacific Rim’s primary asset is the advanced-stage, vein-hosted El Dorado gold deposit in El Salvador (see Item 4D – “Mineral Properties – El Salvador Properties”), where the Company also owns several grassroots gold projects. The Company is continuously evaluating additional exploration opportunities elsewhere in the Americas.

The Company’s business activity in recent years has primarily been focused on resolving the El Dorado project permitting impasse, including legal recourse. In addition, the Company continues to seek new exploration opportunities that fit its areas of focus and expertise.

The El Dorado gold project in El Salvador was the focus of virtually all of the Company’s exploration work between 2002 and 2008, when efforts to advance its El Salvador projects, including El Dorado, ceased as a result of the Government of El Salvador’s (“GOES”) passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado project. The El Dorado project is now the subject of an arbitration claim (the “Arbitration”) being heard at the International Center for the Settlement of Investment Disputes (“ICSID”) in Washington, DC. Initiated in 2009 by the Company’s subsidiary and owner of the El Dorado project, PacRim, the Arbitration claim was originally filed under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) and the Investment Law of El Salvador (the “Investment Law”). In its decision related to jurisdiction objections filed by the GOES, ICSID, in June 2012, ruled that the Arbitration could proceed under the Investment Law to its final phase wherein the merits of the claim will finally be addressed. Notwithstanding the ongoing legal action, the Company continues to seek a negotiated resolution to the El Dorado permitting impasse and to resuming its advancement of the El Dorado project.

Significant Corporate Events During Fiscal 2013

Significant technical and corporate events that occurred during the twelve months ended April 30, 2013 include:

  In June 2012 a Tribunal overseeing the investor dispute of PacRim against the GOES at ICSID issued its ruling on "jurisdictional" objections filed by the GOES and decided that the case can proceed to the final, merits-based phase under El Salvador’s Foreign Investment Law (the “Investment Law”). In this final phase of the Arbitration the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado project. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws.

  In October 2012 the Company closed a non-brokered private placement financing whereby OceanaGold Corporation (“OceanaGold”) purchased 42,150,000 common shares of Pacific Rim at CAD $0.10 per share, for total proceeds of CAD $4,215,000.

  In October 2012 the Company signed a service and fee agreement (the “Final Phase Fee Agreement”) with its legal counsel Crowell & Moring, LLP that will provide the Company with legal cost certainty as it proceeds through the final phase of the ICSID Arbitration claim.

  In March 2013 PacRim filed its statement of Claim (the “Memorial”) in connection with the final phase of the Arbitration. The Memorial is supported by detailed statements of multiple expert witnesses in the fields of economic geology, mine financing, environmental science and international mining law, and includes a valuation (the “Valuation”) performed by an independent expert. Based on this March 28, 2013 Valuation, PacRim is seeking compensation in the amount of $ 315 Million (including prejudgment interest) for its losses caused by the GOES’s breaches of the Salvadoran Investment Law.

Subsequent to the end of fiscal 2013 the following events occurred:

  In May 2013 the Company, on behalf of its US subsidiary PREx, informed Corazon Gold Corp. of its intent not to proceed further with its option agreement to acquire a 65% joint venture interest in the Hog Ranch property (“Hog Ranch”) in Nevada.

Important corporate and technical issues facing the Company in the coming fiscal year (and beyond) include: the Company’s ability to secure financing for the continuation of PacRim’s Arbitration action; the Company’s ability to secure adequate financing for ongoing general working capital purposes and maintenance of the El Salvador properties; the Company’s ongoing efforts to persuade the GOES to reconsider its actions and inactions in relation to mining and its role in the economic development of El Salvador; developments related to the Arbitration claim; developments related to the potential signing of a formal option agreement to acquire the Remance project and the subsequent undertaking of an exploration and drilling program at Remance if, as, and when it is formally acquired; and, the continued search for additional exploration project opportunities. Additional financing will be necessary during fiscal 2014 in order for the Company to continue its business operations including the Arbitration. The Company has been successful in raising funds through equity financing in the past but there can be no assurance that such financing will be available in the future, or if so, available under favourable terms, or that alternatively, financing through means other than the issuance of equity can be achieved. Readers are strongly encouraged to review the Risk Factors in Item 3D – “Risk Factors”, above.

Current Market Status

The business of mining and exploration involves a high degree of risk. The Company is entirely reliant on its current cash and cash equivalents and future financings and/or financial arrangements in order to fund legal, exploration and administration expenses. Additional funding will be required in the future to continue the Arbitration claim, to maintain its exploration properties, and for administrative purposes. The Company’s ability to secure future financing is dependent on numerous factors, many of which are outside of the Company’s control, including fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. While these factors are dynamic and likely to change over time, at present, equity financing for mineral exploration companies is difficult. The Company believes it will be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained. Furthermore, given the Company’s recent share price and the current state of equity markets, such financing, if available, may be very dilutive to the Company’s shares and shareholders. As it has in the past, the Company would likely seek additional financing through, but not limited to, the issuance of additional equity. Readers are strongly encouraged to review the Risk Factors in Item 3D – “Risk Factors”, above.

Competition

The mineral property exploration and development business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for the sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Seasonality

The Company’s financial results are not significantly impacted by seasonality. As it has no source of revenue, the Company typically incurs net losses as a result of its expenses, which vary as a function of exploration work undertaken, which has been minimal since July 2008, and the level of legal activity related to the Arbitration action that commenced in April 2009.

Government Regulations

Pacific Rim’s exploration properties are located in El Salvador. Federal regulatory agencieshaving authority over the Company’s exploration activities in El Salvador include but are not limited to the Ministerio de Economia (Ministry of Economy, or “MINEC”), which has authority over the granting of exploration and mining permits, and the Ministerio de Medio Ambiente y Recursos Naturales (Environment and Natural Resources Ministry, or “MARN”), which grants environmental permits and regulates environmental protection within the country of El Salvador. See Risk Factors, above, and Item 4 D “Property, Plant and Equipment” – El Salvador Mining Regime for a discussion of government regulation of the Salvadoran mining industry.

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

D. Property, Plant and Equipment

Mineral Properties

The Company is a mineral exploration corporation engaged, through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties, primarily gold and silver.

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

El Salvador’s current mining law, which was enacted in 1996 and last amended in 2001, governs the provisions for granting of exploration licences and exploitation concessions. By granting an exploitation concession, the El Salvadoran Ministry of Economy’s Department of Hydrocarbons and Mines confers upon the applicant the right to produce and sell valuable commodities recovered from the natural resources within the area of the concession. To be granted an exploitation concession, which is a necessary step to commencing mining extraction activities, an environmental permit based on an Environmental Impact Study (“EIS”) must first be approved by MARN. The applicant must also satisfy a number of other conditions. Once granted, the concession requires that development activities commence within 12 months of the date of the final concession agreement and that the mine and associated facilities be built and operated in accordance with the conditions of the environmental permit.

El Dorado Property, El Salvador

The Company’s most advanced property in El Salvador is the El Dorado Property, which consists of three exploration licenses (contiguous to and completely surrounding the pending exploitation concession area), which the Company, indirectly through its wholly-owned subsidiaries, holds as to a 100% interest.

The information presented below under the headings “Property Description and Location”, “Accessibility, Climate, Local Resources, Infrastructure and Physiography”, “History”, “Geological Setting”, “Exploration”, “Mineralization”, “Sampling and Analysis”, “Security of Samples”, “Metallurgy”, and “January 2008 Resources Estimate” summarizes information prepared under the supervision of Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates and is drawn from a report dated March 3, 2008 entitled Technical Report Update on the El Dorado Project Gold and Silver Resources (the “March 2008 Technical Report”) co-authored by Mr. Ristorcelli and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-10. This information has been updated where necessary (for clarity and to reflect developments that have occurred since the date of publication of the March 2008 Technical Report) by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company. Information presented below for the El Dorado Property under all other headings was prepared by the Company.

Predecessor Dayton upon its acquisition of Mirage Resource Corp. in April 2000 acquired the El Dorado Property. Mirage initially acquired the El Dorado Property by option agreement dated June 23, 1993 from Zinc Metal Company (“ZMC”) of Toronto, and its wholly-owned subsidiary, New York and El Salvador Mining Company. The option was exercised on August 25, 1994 in accordance with its terms by payment of $175,000 to ZMC and by the parties having incurred aggregate expenditures in excess of $800,000. Pursuant to the terms of the option agreement, the El Dorado Property is subject to annual advance minimum royalty payments, which are the greater of $50,000 per year or a 3% net smelter return royalty in favour of ZMC. The Company has the right to purchase the royalty from ZMC for $4.0 million ($1.0 million for the first one-half and $3.0 million for the second one half) provided that at least one-half of the royalty is acquired within six months of the commencement of commercial production. In addition, the government of El Salvador is entitled to a 2% net smelter return royalty.

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

Property Description and Location

The El Dorado Property is in the Department of Cabañas, El Salvador, approximately 74 kilometres northeast of San Salvador, the capital city of the nation, and 10 kilometres southwest of the town of Sensuntepeque.

The El Dorado Property (see Figures 1 and 2 below) is comprised of three exploration licenses totalling 14,407 hectares (approximately 144 square kilometres) with nominal expiry dates of September 28, 2013 (one license) and September 29, 2013 (two licenses), and a 1,275 hectare (12.75 square kilometre) area pending conversion to an exploitation concession (“Exploitation Concession”), which underlying exploration license has a nominal expiry date of January 1, 2005. In accordance with Salvadoran Law, PRES presented a request for the conversion of this 12.75 square kilometre portion of the El Dorado exploration licences to an exploitation concession in December 2004. The conversion process is currently pending ministerial acceptance of PRES’s Environmental Impact Study and issuance of the environmental permits. As a result of restricted access to documents in El Salvador during the on-going Arbitration action, the Company has not had the ability to confirm or renew its existing Salvadoran exploration licences during fiscal 2013. Legal opinions secured by the Company indicate that El Salvadoran administrative laws and procedures assure the Company’s exclusive rights to the proposed exploitation concession area while the application is in process, despite the underlying exploration licence having expired. There can be no assurance however that this opinion will not be challenged by regulatory authorities or other third parties and that PRES’s legal rights to explore within the exploitation concession application area will be upheld indefinitely pending the outcome of the application process. The Company continues to hold the 1,275 hectare pending Exploitation Concession area beyond its expiry date as it has declared its intention to convert the land holding to an Exploitation Concession, which will have a term of 30 years and may be extended if warranted. See “El Salvador Mining Regime” above. The cost to hold the licenses is a rental of $300 per square kilometre, amounting to $47,046 per year. The Company is up to date with the regulatory obligations required to maintain the licenses in good standing and is awaiting final approval of the pending Exploitation Concession.

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

- 20 -

Central America
Mexico
Belize
Guatemala
Honduras
El Salvador
Nicaragua
Costa Rica
Panama
Colombia
Caribbean
Sea
Pacific
Ocean

Modified from Review of the El Dorado Project, El Salvador; P. Ronning, 2003

N
Santa Ana
Lago de Coatepeque
Sonsonate
Acajutla
Rio Lempa
Aguilaras
San Salvador
Lago deIlopango
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

El Dorado Project Resources (as of January 17, 2008)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalen t Grade (g AuEq/t)	Gold Equivalent Ounces
Balsamo	Indicated	566,700	9.86	179,600	112.95	2,058,000	11.47	209,000
	Inferred	281,200	7.71	69,700	76.29	690,000	8.80	79,600
Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700
South	Indicated
Minita		1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800
Nance	Inferred	128,900	19.56	81,100	121.98	506,000	21.30	88,300
Dulce
Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200
Nueva	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
Esperanza
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800
TOTAL MEASURED ALL DEPOSITS		780,100	11.31	283,600	75.76	1,900,200	12.39	310,800
TOTAL INDICATED ALL DEPOSITS		3,496,700	9.00	1,011,500	67.45	7,582,300	9.96	1,119,700
TOTAL MEASURED & INDICATED ALL DEPOSITS		4,276,800	9.42	1,295,100	68.96	9,482,500	10.40	1,430,500
TOTAL INFERRED ALL DEPOSITS		839,300	9.45	255,000	70.89	1,913,000	10.47	282,400
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

The foregoing disclosure under “January 2008 Updated Resource Estimate” is based on information prepared under the supervision of Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, contained in a report dated March 3, 2008 entitled Technical Report Update on the El Dorado Project Gold and Silver Resources” co-authored by Mr. Ristorcelli and Mr. Peter Ronning, P.Eng. each of whom are independent Qualified Persons. This information has further been reviewed and verified by Mr. William Gehlen, Certified Professional Geologist and a Qualified Person. Mr. Gehlen is the Vice-President of Exploration of the Company and supervised the Company’s exploration work on the El Salvador properties. The Company’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

Recent Developments

In July 2008, the Company suspended all drilling activity at the El Dorado project. This decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved. See “Environmental Impact Study and Mining Permit” below. The Company did not conduct any significant exploration work to further advance the El Dorado project during fiscal 2013. Exploration activities undertaken by the Company at the El Dorado project during fiscal 2013 were restricted to care and maintenance responsibilities, baseline environmental data collection and community consultations.

Environmental Impact Study and Mining Permit

A summary of El Salvador’s mining regime is presented in “El Salvador Mining Regime” above.

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

Well over six years have passed since the El Dorado EIS was submitted in its final form to MARN, during which time MARN has failed to take action on approval of the EIS. This in turn is preventing a resolution to PRES’s exploitation concession application.

Arbitration Action

In April 2009, PacRim, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim filed international arbitration proceedings against the GOES under CAFTA and the Investment Law of El Salvador in its own name and on behalf of PRES and DOREX (collectively the “Enterprises”). A Notice of Intent to commence international arbitration proceedings had previously been filed by PacRim in December 2008. PacRim has retained the Washington, DC-based international law firm Crowell & Moring LLP to represent it in the arbitration.

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

During fiscal 2013 (early June 2012), the ICSID Tribunal overseeing the Arbitration action issued its ruling on the Jurisdiction Objections filed by the GOES, wherein the GOES asserted that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. In its ruling, the Tribunal determined ICSID does have jurisdiction over this claim and will hear PacRim’s claims under the Salvadoran Investment Law, but not under CAFTA. Accordingly, the Arbitration claim is now proceeding under the Investment Law alone. ICSID, a branch of the World Bank, continues to oversee this case at its headquarters in Washington, DC and the three original arbitrators continue to hear the case.

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

In October 2012, shortly after the Tribunal’s Jurisdiction Objection ruling that allowed for continuation of the Arbitration to the next and final phase, the Company signed a service and fee agreement (the “Final Phase Fee Agreement”) with its legal counsel Crowell & Moring, LLP. The Final Phase Fee Agreement provides the Company with cost certainty in regards to Arbitration-related legal fees as it proceeds through the final phase of the claim. It does not apply to ancillary Arbitration-related expenses such as court costs, expert testimony, translation services, etc., which may be significant.

The Arbitration claim is now in the final phase, wherein the merits of PacRim's claims will finally be addressed. PacRim’s Memorial (the initial, written statement of claim) was submitted to the Tribunal in late March 2013. The Memorial is supported by detailed statements of multiple expert witnesses in the fields of economic geology, mine financing, environmental science, international law and international mining law and includes a Valuation Report (the “Valuation”) of PacRim’s El Salvador properties performed by an independent business valuation expert.

Based on the March 28, 2013 Valuation, PacRim is seeking compensation in the amount of $314 million (including prejudgment interest) for its losses caused by the GOES’s breaches of the Salvadoran Investment Law.

The Tribunal has now finalized the schedule for the remainder of the final phase, with the next step being the submission of a Counter-Memorial by the GOES by January 10, 2014. Both PacRim and the GOES will then provide written rebuttals to the Tribunal, following which oral testimony will be given, likely during mid-calendar 2014. Based on these submissions and testimonies, the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado Mine. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws.

A copy of the Memorial including the Valuation, and other filings related to the Arbitration, are available on the Company’s website www.pacrim-mining.com.

Summary

The El Dorado gold project is Pacific Rim’s most advanced exploration project. El Dorado has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined, plus a further 0.3 million gold equivalent ounces in the Inferred category (see “January 2008 Resource Estimate” above). Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the underground mine planned for the El Dorado deposits is expected to have low unit operating costs. Importantly, the El Dorado deposits are inherently environmentally clean and the production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes; however its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the GOES. The El Dorado project is currently the subject of an Arbitration action under the auspices of the Investment Law of El Salvador, as discussed above.

The Company drastically reduced its Salvadoran exploration expenditures during fiscal 2009, which primarily affected exploration work at the El Dorado project. The Company does not intend to contemplate resuming significant exploration work designed to advance the El Dorado project further until such time as the environmental permit is received and the exploitation concession is granted.

Santa Rita Gold Property, El Salvador

There are no known ore reserves on the Santa Rita property and all work programs on the property are exploratory searches for ore grade mineralization.

The Santa Rita gold property is located in central El Salvador, immediately northwest of the El Dorado project. The Santa Rita exploration licence was staked by the Company’s subsidiary PRES in July 2005 after its regional reconnaissance program in El Salvador resulted in the discovery of gold-bearing quartz-calcite boulders. During fiscal 2010, the Santa Rita exploration licence expired and was immediately re-staked by the Company’s subsidiary DOREX. DOREX is currently awaiting approval of the new Santa Rita exploration licence.

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

Notwithstanding the excellent exploration potential demonstrated to date at the Santa Rita project, exploration activities were curtailed in July 2008 in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. No exploration work was undertaken by the Company at the Santa Rita property during fiscal 2013.

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

Zamora-Cerro Colorado Gold Property, El Salvador

There are no known ore reserves on the Zamora-Cerro Colorado property and all work programs on the property are exploratory searches for ore grade mineralization.

During fiscal 2006 Pacific Rim signed an agreement to acquire a 100% interest in the Zamora gold property in El Salvador from a consortium of private companies, which was amended in fiscal 2007 to include additional exploration licences known as Cerro Colorado.

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

Despite the positive exploration results the Company has generated to date on the Zamora-Cerro Colorado project, further exploration activities were curtailed in July 2008 in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. The Company’s exploration work at the Zamora-Cerro Colorado property during fiscal 2013 was limited to activities required to keep the Zamora-Cerro Colorado licences in good standing and did not include any exploration work to advance the property.

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

Other Properties

Hog Ranch Property, Nevada

In June 2011, Pacific Rim, through its US subsidiary Pacific Rim Exploration Inc. (“PREx”) signed a Definitive Agreement with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) (collectively with the Company and PREx, the “Hog Ranch Parties”) providing the Company with the option to acquire a 65% joint venture interest in the Hog Ranch property located in Washoe County, Nevada, approximately 180 km north of Reno. ICN (and its interest in the Hog Ranch property) was subsequently acquired by Corazon Gold Corp (“Corazon”).

As per the terms of the Hog Ranch Definitive Agreement, PREx has been granted the option to acquire a 65% interest (the “Interest”) in the Hog Ranch Property through the expenditure of an aggregate of $8 million in exploration expenditures and the issuance of an aggregate of 1 million common shares of Pacific Rim, with annual extensions dependent on results of exploration, according to the following schedule:

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

As per the above expenditure and payment schedule, $1 million in exploration expenditures on the property was required in the 12-month period ended July 8, 2013. The Company’s board of directors determined the Company was not in a financial position to make these required exploration expenditures before the July 2013 deadline. As a result, subsequent to the end of fiscal 2013, Pacific Rim, on behalf of PREx, informed Corazon of its intent not to proceed further with its option agreement to acquire an interest in the Hog Ranch property.

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

Generative Program

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes have good exploration potential without incurring onerous costs. The Company focuses on low-sulfidation epithermal gold systems, which are environmentally clean, high grade, and have potentially low cost production, and continuously evaluates and seeks to acquire new project opportunities that fit its exploration criteria and meet its high standards.

In recent years, the Company shifted the focus of its grassroots exploration initiatives out of El Salvador to other jurisdictions that have similarly prospective mineral potential but a more robust appreciation of the economic benefits of the mining industry. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, particularly within El Salvador, Pacific Rim has been very successful in locating new, high grade gold-bearing systems in the past and is ideally equipped to apply this formula for discovery to neighbouring jurisdictions and elsewhere along the Pacific Rim. While the Company continues to seek additional high quality projects that fit its exploration focus, there are no guarantees that any project generation initiatives currently underway will result in a positive outcome or that the Company will be successful in acquiring any of new projects.

Environmental Matters

US Interests

US operations are subject to federal, state and local environmental laws and regulations. While the Company currently has no active US operations, its US interests during fiscal 2013 included the Hog Ranch property (an early-stage exploration property), and its prior partial ownership of the Denton-Rawhide operation remains.

The Company’s exploration programs are designed according to industry best practices to have minimal to no impact on flora, fauna and surface or underground water sources. Temporary disturbances (temporary access roads, drill pads, mud pits, trenches) are reclaimed. Using the same methods required for structural studies at dam sites and large construction sites, drill holes are reclaimed to regulatory guidelines. The temporary access trails, drill pads and mud sumps are reclaimed by filling in ruts, holes and pits, re-contouring any banks or steep cuts, building water diversion ditches to control runoff and planting fast growing, native grasses to stabilize the ground. Trenches are refilled and replanted in a like manner, and fence barriers are occasionally built to control livestock movement around reclaimed areas. Permanent or long term disturbances such as roads, buildings, wells, walls, fences, gates, etc. are constructed with erosion controls and stability measures including, as necessary, waterbars, rock retaining walls, water diversion ditches, drain pipes and/or stabilizing vegetation, and are constructed to regulatory guidelines. All areas of reclamation and construction are subject to regulatory approval and monitored on an annual basis and remediation is done if required.

Contractors to the Company are required to use certified, non-polluting, non-toxic additives in drilling programs and comply with OSHA work and safety standards and procedures. These issues are routinely monitored by Company employees.

Hog Ranch

As a result of the Company’s due diligence investigation prior to signing the Hog Ranch Definitive Agreement, the Company does not believe that in optioning the property it inherited any significant reclamation liability stemming from prior operations. Gold mining operations were conducted on the Hog Ranch property in the 1990’s. However, previous operators reclaimed all prior workings to regulatory-approved conditions including partially backfilling the open pits. The terms of the Hog Ranch Definitive Agreement preclude any environmental liability for Pacific Rim stemming from these prior operations.

The Company’s exploration programs undertaken at Hog Ranch during previous fiscal periods consisted of re-mapping the surface geology and a soil sampling program over previously un-sampled ranch lands. Environmental risks associated with exploration programs the Company undertook at Hog Ranch during fiscal 2013 relate primarily the handling and storage of fuel. There were no surface impacts as a result of work conducted by the Company during its tenure at Hog Ranch.

Subsequent to the end of fiscal 2013 the Company terminated its interest in the Hog Ranch property and has no further interest or rights in the project, nor any reclamation or other environmental liabilities with the State of Nevada, the Bureau of Land Management, nor the Hog Ranch property vendors.

Denton-Rawhide

During fiscal 2009 the Company sold its 49% interest in the Denton-Rawhide operation to its joint venture partner, Kennecott-Rawhide Mining Company ("Kennecott"). At the time of this sale, future reclamation costs were estimated to be $5.3 million. Subsequently, in late calendar 2010, Kennecott sold its 100% interest in the Denton-Rawhide Joint Venture to a third party. According to the terms of Kennecott's 2010 sale, reclamation obligations at the Denton-Rawhide operation were separated such that Kennecott remains responsible for reclamation expenditures due to any disturbances created prior to the sale, and the purchaser becomes responsible for undertaking reclamation related to any disturbances created after the sale. As part of the sale of its interest in Denton-Rawhide to Kennecott, the Company had provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures (limited to those related to disturbances made up to the point the Company sold its interest in the operation) were to exceed $7.0 million. In other words, the Company's obligations are limited to pre-sale property conditions.

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

Other than the potential Remance project acquisition, which if completed, will involve payments of cash and shares, there are currently no transactions in process that would affect the financial condition, results of operations or cash flows of the Company.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Policies

The Company’s financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Prior to adopting IFRS at the commencement of fiscal 2012, the Company’s financial statements were prepared in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”).

The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results. Readers are encouraged to review Note 3 of the Company’s fiscal 2013 audited consolidated financial statements for a thorough description of all accounting policies.

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

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and development costs are capitalized. Exploration costs include value-added taxes because the recoverability of these amounts are uncertain.

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

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements requires estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where judgment is applied include, going concern assumption and assessment of whether there are any indicators of impairment over mineral property interests. Significant areas where estimates are applied include the recoverability of mineral property costs, valuation of warrant derivatives, and estimates with respect to recognition of potential obligations and liabilities. Actual results could differ from our estimates and readers are encouraged to thoroughly review Note 4 of the Company’s fiscal 2013 audited consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

The following are considered critical accounting estimates and judgements used in the preparation of the Company’s financial statements for fiscal 2013.

Impairment of Mineral Properties

The net carrying value of each mineral property is reviewed regularly for conditions that suggest impairment. This review requires significant judgment as the Company does not have any proven and probable reserves that enable estimated future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has the necessary funds to be able to maintain its interest in the mineral property.

Recent Accounting Pronouncements

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

  IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Standard is not expected to have an impact on the Company.

  IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and will supersede existing IAS 31, Joint Ventures (“IAS 31”) effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Standard is not expected to have an impact on the Company.

  IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Standard is not expected to have an impact on the Company.

  IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Standard is not expected to have an impact on the Company.

  IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual periods beginning on or after July 1, 2012 with early application permitted. The Standard is not expected to have an impact on the Company.

  IFRIC 20, Stripping Costs in the Production Phase of a Mine (“IFRIC 20”) was issued in October 2011. This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Standard is not expected to have an impact on the Company.

A. Operating Results

For fiscal year ended April 30, 2013 compared to fiscal year ended April 30, 2012

For the fiscal year ended April 30, 2013, Pacific Rim recorded a loss of $(4.7) million or $(0.02) per share, compared to a loss of $(1.8) million or $(0.01) per share for the fiscal year ended April 30, 2012. The increase in net loss for fiscal 2013 compared to fiscal 2012, despite decreased expenses for exploration activity, stock-based compensation and professional services, is primarily related to a substantial increase in costs related to the Arbitration year over year as well as substantially less gains on the Company’s derivative liability in fiscal 2013 compared to fiscal 2012.

Expenses

Due to a decrease in the level of exploration activity at the Hog Ranch property during the past fiscal year, exploration expenditures were lower in fiscal 2013 than in fiscal 2012 ($1.5 million and $1.8 million, respectively).

General and administrative expenses were relatively stable year over year ($0.4 million for fiscal 2013 compared to $0.5 million for fiscal 2012) as were costs related to stock-based compensation ($0.4 million for fiscal 2013 compared to $0.5 million for fiscal 2012). Costs related to professional services decreased slightly year over year ($0.2 million for fiscal 2013 compared to $0.3 million for fiscal 2012) reflecting the Company’s reduced business activity.

Arbitration-related expenses totalled $2.0 million during fiscal 2013 compared to $0.5 million during fiscal 2012. This increase reflects the substantial activity undertaken during the current year related to preparation and submission of the Memorial (see “Mineral Properties” – El Dorado Property – Arbitration Action, above).

Gains on derivative liability (income related to changes in the term to expiry and fair value of common stock warrants issued by the Company during private placement financings) decreased substantially year over year, from $2.1 million during fiscal 2012 to $0.2 million during fiscal 2013) reflecting decreases in the Company’s share price and the expiration of a majority of the Company’s outstanding warrants.

Unusual Items

There were no unusual items in either of fiscal 2013 or fiscal 2012.

Summary

As a result of increased Arbitration-related expenses and substantially lower gains on the Company’s derivative liability, the Company’s loss for fiscal 2013 was $(4.7) million or $(0.02) per share compared to $(1.8) million or $(0.01) per share for fiscal 2012.

For fiscal year ended April 30, 2012 compared to fiscal year ended April 30, 2011

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

General and administrative expenses were stable year over year ($0.5 million in both fiscal 2011 and fiscal 2012) though the Company did realize slight increases in stock-based compensation ($0.3 million in fiscal 2011 compared to $0.5 million in fiscal 2012 and professional services ($0.2 million in fiscal 2011 compared to $0.3 million in fiscal 2012) due to the slightly higher level of business activity undertaken by the Company during fiscal 2012.

Arbitration-related expenses totaled $0.5 million during fiscal 2012 compared to $0.3 million during fiscal 2011, a slight increase attributable to costs associated with the Jurisdiction Objection hearings held in early fiscal 2012.

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

Summary of Quarterly Results

Summary of Quarterly Results (unaudited)(all amounts in thousands of US dollars, except per share amounts)

	Fiscal 2013*				Fiscal 2012*
	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Revenue from Continuing Operations	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Income (Loss) and Comprehensive Income (Loss)	$(1,906)	$(865)	$(1,351)	$(558)	$(343)	$(920)	$(783)	$212
Income (Loss) per share – basic and diluted	$(0.02)	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$0.00

* Reported under IFRS

The Company typically incurs a net quarterly loss. Exploration expenses have been relatively stable over the past 8 quarters. Legal expenses related to the Arbitration action, which commenced in early fiscal 2010, are periodically higher commensurate with the level of activity related to the action. Consequently expenses, which impact net loss and comprehensive loss, have occasionally spiked during certain of the last eight quarters including Q2, Q3 and Q4 2013 when documents related to the final phase of the Arbitration were under preparation. During all of fiscal 2012 and the first and third quarters of fiscal 2013, the Company booked gains on its derivative liability, which in Q1 2012 was substantial enough to offset expenses and result in income for the period. During the past three quarterly periods (Q2, Q3 and Q4 2013) all of the Company’s outstanding warrants expired. This substantially reduced gains on derivative liability during Q4 2013 and resulted in a small loss on derivative liability during Q2 2013, the result of which was an increase in Loss and Comprehensive Loss for both periods. The results of operations for each of the past eight quarterly periods are not affected by seasonal trends and are largely a function of the relative impact of exploration, general and administrative and Arbitration action expenses realized during each quarter as well as gains or losses on the Company’s derivative liability.

Fourth Quarter Fiscal 2013

Net loss for the three months ended April 30, 2013 was $(1.9) million compared to $(0.3) million in the three month period ended April 30, 2012. This increase in net loss for Q4 2013 compared to Q4 2012 is a result of two primary factors: a substantial increase in expenses related to the Arbitration ($1.2 million for Q4 2013 compared to $0.2 for the same period a year earlier), which reflects the significant work done during the last quarter of fiscal 2013 in preparation and submission of the Memorial; and a decrease in gains on derivative liability from $0.5 million during Q4 2012 to a nominal amount during Q4 2013.

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

B. Liquidity and capital resources

For fiscal year ended April 30, 2013 compared to fiscal year ended April 30, 2012

Liquidity

During fiscal 2013 the Company’s cash increased by $0.1 million from $0.8 million at April 30, 2012 to $0.9 million at April 30, 2013. Short-term investments were unchanged year over year ($0.5 million at both April 30, 2013 and April 30, 2012). As a result assets were unchanged year over year ($7.0 million at both April 30, 2013 and April 30, 2012). The Company’s current asset position at April 30, 2013 reflects the proceeds of a private placement equity financing that closed during the fiscal year, less cash spent on exploration, expenditures related to the Arbitration and general and administrative costs associated with maintaining a public company.

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are events and conditions that cast substantial doubt on the validity of that assumption. The Company will require additional financing in the near future for general working capital purposes and for legal expenses related to the Arbitration. Furthermore, as the Company does not have a source of revenue, it will require ongoing financing in the future for working capital and general and administrative purposes, in order to conduct any future exploration programs. The costs for the Arbitration are substantial and are anticipated to increase in mid-fiscal 2014 as the case proceeds through the final, merits-based phase with additional written and oral testimony. While the Company has entered into a service and fee agreement with its Arbitration legal counsel that provides legal fee cost certainty through the final phase, additional Arbitration-related costs including but not limited to costs related to expert witness testimony, that fall outside of the service and fee agreement, will be incurred, and along with ongoing general and administrative and regulatory expenses, will necessitate additional financing in the future. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. The Company believes it will be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained, and such financing, if available, may be very dilutive to the Company’s shares and shareholders. As it has in the past, the Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

Cash Flow Used For Operating Activities

The Company’s net loss for fiscal 2013 was $(4.7) million compared to $(1.8) million for fiscal 2012. These losses were offset by a number of non-cash items including, notably: unrealized gains on derivative liability of $(0.2) million in fiscal 2013 compared to $(2.1) million in fiscal 2012; stock-based compensation of $0.4 million in fiscal 2013 compared to $0.5 million in fiscal 2012; and accounts payable and accrued liabilities of $0.3 million in fiscal 2013 compared to a marginal amount in fiscal 2012. Although the fiscal 2013 loss from continuing operations was substantially higher than in fiscal 2012, unrealized gains from the Company’s derivative liability, a non-cash item, were substantially lower year over year. As a result, cash flow used for operating activities during fiscal 2013 was $0.8 million higher than in fiscal 2012 ($(4.1) million and $(3.3) million, respectively) reflecting increased cash expenditures related to the Arbitration.

Cash Flow Provided by (Used For) Investing Activities

During fiscal 2013 the Company made net purchases of short term investments of $(1.9) million compared to $(1.6) million during fiscal 2012. Redemption of short term investments added $1.8 million to cash during both fiscal 2013 and fiscal 2012. Negligible purchases of property plant and equipment were made in fiscal 2012 compared to $nil in fiscal 2013. As a result, cash flow provided by (used for) investing activities was $(0.1) million during fiscal 2013 compared to $0.2 million during fiscal 2012.

Cash Flow Provided by Financing Activities

The Company realized $4.2 million in cash flow from financing activities during fiscal 2013, compared to $3.6 million during fiscal 2012. The fiscal 2013 and fiscal 2012 financing cash flow amounts are related to the issuance of common shares of the Company under two private placement equity financings that closed in October 2012 and May 2011 respectively (details below).

During fiscal 2013, the Company closed a non-brokered private placement financing in which a single subscriber, OceanaGold Corporation, purchased 42,150,000 common shares of the Company at CAD $0.10 per share, for total proceeds of CAD $4,215,000. No warrants were issued and no finder’s fees were paid in connection with this financing.

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

For fiscal year ended April 30, 2012 compared to fiscal year ended April 30, 2011

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

Cash Flow Used For Operating Activities

The Company’s loss from continuing operations was $(1.8) million in fiscal 2012 compared to $(3.8) million in fiscal 2011. These losses were offset by a number of non-cash items including, notably: stock-based compensation of $0.5 million in fiscal 2012 compared to $0.3 million in fiscal 2011; gains from the Company’s derivative liability of $(2.1) million in fiscal 2012 compared to $(0.2) million in fiscal 2011; and a marginal decrease in accounts payable and accrued liabilities in fiscal 2012 compared to $0.1 million in fiscal 2011. Although the fiscal 2012 loss from continuing operations was substantially lower than in fiscal 2011, gains from the Company’s derivative liability, a non-cash item, were substantially higher year over year. As a result, cash flow used for operating activities during fiscal 2012 was only $0.4 million lower than in fiscal 2011 ($(3.3) million and $(3.7) million, respectively).

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

The fiscal 2012 private placement financing is described above under Cash Flow Provided by Financing Activities for the fiscal year ended April 30, 2013 compared to the fiscal year ended April 30, 2012.

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

Capital Resources and Financial Condition

Working Capital - For fiscal year ended April 30, 2013 compared to fiscal year ended April 30, 2012

At April 30, 2013, the Company had current assets of $1.5 million, compared to $1.4 million at April 30, 2012, an increase of $0.1 million. The slight increase in current assets is primarily a result of cash raised through private placement financings in both fiscal 2013 ($4.2 million) and fiscal 2012 ($3.7 million) and subsequent expenditures of cash on exploration, general and administrative and Arbitration-related expenses. Resource property balances at April 30, 2013 were marginally lower than the April 30, 2012 balances ($5.45 million $5.49 million respectively).

At April 30, 2013 the Company had current liabilities of $2.0 million, compared to $1.6 million at April 30, 2012. Of the accounts payable and accrued liability balances, $1.6 million at April 30, 2013 and $1.4 million at April 30, 2012 is due to one vendor associated with the Arbitration.

The $0.1 million increase in current assets combined with the $0.4 million increase in current liabilities, resulted in a $0.3 million increase in the working capital deficit from $(0.2) million at the end of fiscal 2012 to $(0.5) at the end of fiscal 2013.

Working Capital – For fiscal year ended April 30, 2012 compared to fiscal year ended April 30, 2011

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

Financial Condition

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company cannot judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for the immediate future beyond what is necessary to maintain its exploration licences. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

Acquisition of the Remance project is in doubt and therefore, no exploration plans for Remance are being contemplated at this time. However, if a final acquisition agreement on Remance is signed, as per the terms of the Remance LOI the Company will be responsible for undertaking a $1 million exploration program in the first year of the option period. The Company intends to continue its project generation initiatives with the aim of evaluating and possibly acquiring new exploration properties of merit that fit its exploration focus. Minimal expenditures are anticipated for generative exploration work in the coming fiscal year. The Company will require additional financing in order to carry out any other future exploration work of a substantive nature.

The Company’s general and administrative costs are expected to decrease slightly during fiscal 2014 as every effort is made to trim costs where possible, including recent reductions in staffing expenditures. Expenditures related to PacRim’s Arbitration claim are expected to vary widely through fiscal 2014 as each party prepares and submits its written testimonies in turn. The Company has currently accumulated a liability of approximately $1.4 million related to the Arbitration. Additional working capital (likely through equity financing) will be required to fund ongoing general and administrative costs. Though the Company has signed a service and fee agreement with its Arbitration legal counsel that will preclude legal fee cost overruns, ancillary Arbitration-related expenses such as expert witnesses, court costs, etc. are less certain and may be substantial.

The business of mining and exploration involves a high degree of risk and there can be no assurance that any of the Company’s current exploration projects will result in profitable mining operations. The Company has no source of revenue, and will require additional cash in the future to fund exploration and administrative expenses. As at April 30, 2013, the Company has negative working capital of $(0.5) million, has incurred losses since inception and has an accumulated deficit of $(94.5) million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain future financing. The Company will need to raise additional funds to support exploration and administration expenses and to support expenses related to the Arbitration action that fall outside of its legal services agreement. While the Company has been successful in obtaining financing in the past, there is no assurance that sufficient funds will be available to the Company, or be available on favourable terms in the future. Furthermore, given the Company’s recent share price and the current state of equity markets, such financing, if available, may be very dilutive to the Company’s shares and shareholders. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. Additional financing will require, but may not be limited to, the issuance of additional equity.

Outlook

Exploration

While no substantial exploration programs are envisioned at this time for fiscal 2014, the Company will undertake work and make various expenditures required to keep all of its exploration projects in good standing. As a result of the termination of the Hog Ranch option and recent cuts to exploration and support staff, exploration-related expenditures for fiscal 2014 are expected to be lower than in fiscal 2013, and total approximately $1.0 million. The Company will require additional financing in fiscal 2014 to meet its anticipated exploration expenses.

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

The Company’s acquisition of the Remance property is on hold and highly uncertain at this time, pending the vendor’s legal appeal of the Government of Panama’s recent decision to deny extension of the Remance concession term. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, it does not intend to consider signing a final agreement to acquire the Remance project unless the term of the concession is extended.

The Company continues to monitor new project opportunities in North and Central America.

General and Administrative and Legal

As a result of recently adopted measures aimed at reducing its staffing costs, the Company’s general and administrative costs are expected to be marginally reduced during fiscal 2014. Additional working capital (likely through equity financing) will be required in the future to fund ongoing general and administrative costs. Expenditures related to the Arbitration claim are expected to be substantial as the case proceeds through the final phase. Though the Company has signed a service and fee agreement with its Arbitration legal counsel that will preclude legal fee cost overruns, ancillary Arbitration-related expenses such as expert witnesses, court costs, etc. are less certain and may be substantial.

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

Unless these diplomatic efforts are successful, the Arbitration action is expected to proceed during fiscal 2014 and beyond. Having submitted its Memorial in late fiscal 2013, the Company and its legal counsel are currently awaiting the GOES’s submission of its Counter-Memorial anticipated in January 2014. This submission will be followed by oral testimony by both parties before the Tribunal. Based on these submissions and testimonies, the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado Mine. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws. The final phase of the Arbitration case is expected to continue through fiscal 2014 and potentially beyond.

Key Issues

Important corporate and technical issues facing the Company in the coming fiscal year (and beyond) include: developments related to the Arbitration action; ongoing efforts to reach a resolution to the El Dorado permitting impasse with the GOES; the Company’s ability to secure adequate future financing for ongoing Arbitration-related costs, general working capital purposes, and exploration expenses including maintenance of the El Salvador properties; developments related to the potential signing of a formal option agreement to acquire the Remance project and the subsequent undertaking of an exploration and drilling program at Remance if, as, and when it is formally acquired; and, the continued search for additional exploration project opportunities. The Company has been successful in raising funds through equity financing in the past but there can be no assurance that such financing will be available in the future, or if so, available under favourable terms.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

While the Company does not have any producing mines, it is directly affected by trends in the metal industry. The Company’s principal assets are its gold exploration properties, one of which comprises several known gold deposits. The global economic and credit crisis has affected all industries, including mining, and has resulted in additional pressure on the ability and costs of obtaining project capital financing. Global metal prices, driven by rising global demand, climbed dramatically and approached historic highs over the past several years but are volatile and subject to periodic corrections as has happened in the past several months. The effect of high metal prices had a significant positive impact on the ability to raise equity capital, which has resulted in increases in global exploration projects and in turn has caused the procurement of exploration services and skilled employees to be increasingly difficult. In recent months however, decreased global metal prices and especially decreases in the gold price, have reduced market appetite for equity issues and access to capital is more difficult than in recent years.

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

F. Tabular Disclosure of Contractual Obligations

The Company is committed to payments under operating leases for office premises. The following table lists as of April 30, 2013, information with respect to the Company’s known contractual obligations.

Contractual Obligations (all amounts in thousands of US dollars)

	Payments due by period
	Total	< 1 year	1- 3 years	4 – 5 years	> 5 years
Operating Lease Obligations	$35	$21	$14	-	-
Accounts Payable and Accrued Liabilities	$1,979	$1,979	-	-	-
Total	$2,014	$2,000	$14	-	-

Under the terms of the Final Phase Fee Agreement described in Item 4 D “Property Plan and Equipment” – El Dorado Property, El Salvador, Pacific Rim has agreed to pay its Arbitration legal counsel a success fee of up to $2.5 million under certain circumstances wherein a favorable outcome to the dispute is reached, which represents a contingent contractual obligation of the Company.

G. Safe Harbor

See Note regarding Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table set out the names of the members of the Company’s board of directors (“Board of Directors” or “Board”) and/or senior officers as at April 30, 2013, the province or state and country in which each is ordinarily a resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director (“Director”) and/or officer of the Company and the number of shares owned by each Director and/or officer.

Name and Jurisdiction of Residence(1)	Principal Occupation, Business or Employment(1)	Service as a Director or officer of the Company	Number of Shares(2)
Catherine McLeod- Seltzer British Columbia, Canada	Chairman and Director of the Company, Director and Chairman of Bear Creek Mining Corporation, Director of Kinross Gold Corporation, Director of Troon Ventures Ltd. and Director of Major Drilling Group International Inc.	Since April 11, 2002(3)	4,002,300
Thomas Shrake(5) Nevada, USA	President, CEO and Director of the Company	Since April 11, 2002(3)	509,100(8)
William Myckatyn (4)(5)(6)(7) British Columbia, Canada	Corporate Director. Lead Director of the Company, Director of First Point Minerals Corp., Director of San Marco Resources Inc., Director of OceanaGold Corporation and Director of Delta Gold Corporation	Since April 11, 2002(3)	287,660
David K. Fagin(4)(6) Colorado, USA	Corporate Director. Director of the Company, and Director of Atna Resources Ltd.	Since April 11, 2002(3)	223,000
Timothy C. Baker(5)(6)(7) Ontario, Canada	Corporate Director. Director of the Company, Executive Chairman of Golden Star Resources Ltd, Director of Augusta Resource Corporation and Director of Antofagasta, Plc.	Since March 5, 2012	0
Steven Krause British Columbia, Canada	President of Avisar Chartered Accountants. CFO of the Company	Since December, 2008	120,000
William Gehlen Nevada, US	Vice President Exploration of the Company	Since March, 1997	78,200
Barbara Henderson British Columbia, Canada	Vice President Investor Relations and Corporate Secretary of the Company	Since July, 1998	42,000

(1)	The information as to the province or state of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective Directors individually.
(2)

The information as to shares beneficially owned, controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

(3)

April 11, 2002 was the effective date of the amalgamation of Dayton Mining Corporation (“Dayton”) and the Company; Messrs. Fagin and Myckatyn and Ms. McLeod-Seltzer were former directors of Dayton and Ms. McLeod-Seltzer and Messrs. Myckatyn and Shrake were Directors of the Company prior to the amalgamation with Dayton.

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

B. Compensation

Executive Compensation

During the fiscal year ended April 30, 2013, the Company had three Named Executive Officers (for the purposes of Canadian securities legislation), namely:

Thomas Shrake, President and Chief Executive Officer Steven Krause, Chief Financial Officer; and William Gehlen, VP Exploration

The following table (presented in accordance with the Canadian Form 51-102F6 Statement of Executive Compensation (“Form 51-102F6”)) sets forth all annual and long term compensation for services in all capacities to the Company (to the extent required by Form 51-102F6) for the three most recently completed financial years of the Company, being the years ended April 30, 2011, April 30, 2012 and April 30, 2013, in respect of each Chief Executive Officer and Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the other three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity (other than the Chief Executive Officer and the Chief Financial Officer), as at April 30, 2013, whose total compensation, for the most recently completed financial year, individually, exceeded CDN$150,000, and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Name and Principal Position	Year Ended April 30	Salary US($)	Share- Based Awards US($)	Option- Based Awards US($)(1)	Non-Equity Incentive Plan Compensation ($)		Pension Value US($)	All Other Compensation US($)	Total Compensation US($)
					Annual Incentive Plans	Long-term Incentive Plans
Thomas Shrake CEO	2011 2012 2013	180,000(2) 180,000(2) 191,667(2)	Nil Nil Nil	65,835 91,236 71,187	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	245,835 271,236 262,854
Steven Krause (3) CFO	2011 2012 2013	Nil Nil Nil	Nil Nil Nil	65,835 28,366 18,733	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	65,835 28,366 18,733
William Gehlen VP Exploration	2011 2012 2013	120,000 120,000 120,000	Nil Nil Nil	39,501 34,039 18,733	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	159,501 154,039 138,733

(1)

The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following key assumptions and estimates for each calculation: expected dividend yield 0%, expected stock price volatility of 103% and 114%, risk free interest rate 1.26%, and expected life of options of between 3.5 and 4.8 years. The Company chose this methodology as it is the standard for exploration companies in Canada and has been consistently applied by the Company for valuing option-based awards since 2003. The stock-based awards are determined in Canadian funds and then translated into US funds at the fiscal 2013 average foreign currency exchange rate of $1.00US = $0.9822 CDN or $1.00 CDN = $1.018 US.

(2)

Mr. Shrake’s official annual salary is US$250,000 per year. Between November 2008 and September 2013, in light of economic and market conditions, Mr. Shrake voluntarily drew only US$180,000 in salary per year, representing 72% of his official salary. In September 2012 (during the current financial year), Mr. Shrake’s annual salary draw increased to US$200,000. See “President and Chief Executive Officer and Chairman’s Compensation” above.

(3)

Mr. Krause, as CFO, is not an employee of the Company. He is employed by Avisar Chartered Accountants (“Avisar”). The portion of the compensation paid to Mr. Krause by Avisar during the fiscal years ended April 30, 2013, 2012 and 2011 and which Avisar attributed to the CFO services provided by Mr. Krause to the Company (based on Avisar’s revenue received from the Company as per its service agreement (see below) as a percentage of its total revenues) was CDN $9,637, $13,284 and $11,331, respectively. During the 2013 fiscal year, Avisar charged the Company CDN $130,800 for accounting, tax and financial consulting services.

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

None of the options granted to Messrs. Shrake, Krause or Gehlen were re-priced during the current fiscal year.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period, at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the NEOs:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price US($)(2)	Option Expiration Date	Value of Unexercised In-The-Money Options (1,2) US($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested US($)
Thomas Shrake CEO	500,000	0.17	12/29/2013	Nil	N/A	N/A
	400,000	0.21	01/26/2015	Nil	N/A	N/A
	500,000	0.21	12/16/2015	Nil	N/A	N/A
	800,000	0.16	09/28/2016	Nil	N/A	N/A
	800,000	0.11	10/03/2017	Nil	N/A	N/A
Steven Krause CFO	250,000	0.17	12/29/2013	Nil	N/A	N/A
	250,000	0.21	01/26/2015	Nil	N/A	N/A
	250,000	0.20	06/10/2015	Nil	N/A	N/A
	250,000	0.21	12/16/2015	Nil	N/A	N/A
	250,000	0.16	09/28/2016	Nil	N/A	N/A
	250,000	0.11	10/03/2017	Nil	N/A	N/A
William Gehlen VP Exploration	200,000	0.17	12/29/2013	Nil	N/A	N/A
	200,000	0.21	01/26/2015	Nil	N/A	N/A
	300,000	0.21	12/16/2015	Nil	N/A	N/A
	300,000	0.16	09/28/2016	Nil	N/A	N/A
	250,000	0.11	10/03/2017	Nil	N/A	N/A

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was CDN$0.04 per share, and the exercise or base price of the option. If the exercise price of the option is higher than the year-end market value of the securities underlying the options, options are not In-the-Money and their value is Nil.

(2)

The Company’s options are set with an exercise price in CDN dollars and were converted to US dollars at the April 30, 2013 foreign currency exchange rate of $1.00 US = $1.0072 CDN or $1.00 CDN = $0.99285 US. The value of the unexercised in-the-money options is determined in Canadian funds and then translated into US funds at the exchange rate quoted above.

Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to NEOs is as follows:

NEO Name	Option-Based Awards – Value Vested During The Year (1) US($)	Share-Based Awards - Value Vested During The Year US($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year US($)
Thomas Shrake CEO	3,971	Nil	Nil
Steven Krause CFO	1,241	Nil	Nil
William Gehlen VP Exploration	1,241	Nil	Nil

(1)

This amount is the dollar value that would have been realized had the newly vested options been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise price of the options under the option-based award on the vesting date. As the Company’s stock options and share price are quoted in $CDN, the value was computed in CDN dollars and converted to US dollars at the April 30, 2013 foreign currency exchange rate of $1.00 US = $1.0072 CDN or $1.00 CDN = $0.99285 US.

The Company’s stock option awards normally vest as follows: 1/3 upon the date of grant; 1/3 upon the first anniversary of the grant date; and 1/3 upon the second anniversary of the grant date. During the period from May 1, 2012 to April 30, 2013, the following options vested: the last third of options granted on to the NEOs on December 17, 2012; the second third of options granted on September 29, 2012; and the first third of options granted on October 4, 2012.

Description of Incentive Plan

In 2006 the Company established an Evergreen Incentive Stock Option Plan (the “Evergreen Plan”), which was initially approved by the shareholders of the Company (the “Shareholders”) on August 29, 2006 and reapproved by Shareholders on August 26, 2009 and September 6, 2012.

The following is only a summary of certain provisions of the Evergreen Plan and is qualified in its entirety by the provisions of the Evergreen Plan. A Shareholder or other interested party may obtain a copy of the Evergreen Plan by contacting the Corporate Secretary of the Company in writing at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2TC or by telephone at 604-689-1976.

Description of the Evergreen Plan

On September 6, 2012, Shareholders reapproved the Company's Evergreen Plan, which was initially adopted in 2006 and reapproved in 2009. The Evergreen Plan is designed to attract and retain highly qualified employees, service providers, consultants, directors and officers of the Company and its subsidiaries (collectively, the “Eligible Participants”). The method of establishing the maximum number of shares reserved for grant under option is equal to 10% of the number of shares outstanding at the time of grant. All of the Company’s outstanding options, including those currently granted to the NEOs as well as to the directors, employees and consultants of the Company are governed by the Evergreen Plan, as all options granted under the Company’s former 2002 incentive stock option and stock bonus plan have expired, been exercised or cancelled.

Under the Evergreen Plan, the Board of Directors is authorized to designate Eligible Participants to whom options should be granted. As well, the directors have the power under the terms of the Evergreen Plan to appoint a committee of not less than three (3) directors to administer the Evergreen Plan. The exercise price for an option granted under the Evergreen Plan shall be determined by the directors at the time of grant, provided such price shall not be less than the "market price", being the volume weighted average trading price for the five trading days immediately preceding the date of grant. The Company presently does not have a share purchase plan and does not grant stock appreciation rights.

The Board of Directors fixes the vesting terms which it deems appropriate when options are granted. On a “change of control” (as defined in the Evergreen Plan), all shares subject to outstanding options will become vested and exercisable by the optionees. Options granted under the Evergreen Plan have a maximum fixed term of ten (10) years, subject only to the expiration date of the fixed term falling within, or immediately after, a blackout period that was self-imposed by the Company, in which case the option will expire within a 10 business day period after the blackout is lifted. No option may be assigned other than by will or pursuant to the laws of succession, and to a trust, RESP or RRSP or similar legal entity established by the optionee.

The Evergreen Plan provides that under no circumstances shall the Evergreen Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of shares, result, at any time, in the number of shares: (i) issued to insiders, within any one year period, exceeding 10% of the number of shares then outstanding; (ii) issuable to insiders, at any time, exceeding 10% of the number of shares then outstanding; (iii) issued to any one insider and such insider's associates, within any one year period, exceeding 5% of the number of shares then outstanding; and (iv) issuable to any one participant, at any time, exceeding 5% of the number of shares then outstanding.

In the event of the death of an optionee, options held by such optionee may be exercised until the earlier of the expiry date of such options or one year from the date of death, after which the options terminate. In the event that an optionee ceases to be an Eligible Participant for any reason other than for cause or by virtue of death, then options held by such optionee shall remain exercisable for a period of 30 days after the date on which such optionee ceases to be an Eligible Participant or the expiration date of such options, whichever is earlier. Where, however, the employment or service contract with an optionee is terminated for cause, no option held by such optionee shall be exercisable following the date on which such optionee ceases to be an Eligible Participant.

Amendments to the Evergreen Plan

The Evergreen Plan requires Shareholder approval for amendments to the Evergreen Plan (other than those requiring only Board approval as set out below) including the following:

(a) any amendment to the fixed percentage of shares issuable under the Evergreen Plan, including a change from the fixed maximum percentage of 10% of the issued and outstanding shares to a fixed maximum number;
(b) any change to the definition of “Eligible Participant” which would have the potential of broadening or increasing insider participation;
(c) the addition of any form of financial assistance;
(d) the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying shares from the Evergreen Plan reserve;
(e) the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving shares while no cash consideration is received by the Company; and

(f) any other amendments that may lead to significant or unreasonable dilution in the Company's outstanding securities or may provide additional benefits to Eligible Participants, especially insiders of the Company, at the expense of the Company and its existing Shareholders.

The Evergreen Plan requires only Board approval for the following types of amendments, as outlined in the Evergreen Plan:

(a) amendments considered to be of a clerical nature;
(b) a change to the vesting provisions of a security or to the Evergreen Plan itself;
(c) a change to the termination provisions of a security or to the Evergreen Plan itself which does not entail an extension beyond the original expiry date;
(d) a change to reduce the exercise price of a security for an Eligible Participant who is not an insider (as defined in the Evergreen Plan);
(e) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Evergreen Plan's reserve; and
(f) amendments of a non-material nature which are approved by the TSX.

On August 26, 2009, the Shareholders approved certain amendments to the Evergreen Plan in order to: adjust the securities that an optionee will receive on exercise after the completion of a compulsory acquisition or other going private transaction following a take-over bid; adjust the expiry date of options received by an optionee in a new company in the event that the Company completes a plan of arrangement or spin-out transaction; clarify existing adjustment provisions with respect to outstanding options on completion of share reorganizations, special distributions and other corporation reorganizations; and update certain legislative and statutory references and correct certain typographical errors and cross referencing errors.

On July 23, 2012, the Board of Directors also made certain non-material amendments to the Evergreen Plan (a) to clarify, and conform to the TSX Company Manual, the wording regarding the insider participation limits in the Evergreen Plan, and (b) to provide that the Company's optionholders who are resident in the United States are required to provide for certain representations and warranties to the Company, in order to ensure compliance by the Company with the provisions of the U.S. Securities Act. These non-material amendments to the Evergreen Plan were ratified by Shareholders on September 6, 2012 and approved by the TSX on September 14, 2012.

The Evergreen Plan requires Shareholder approval every three years. As the Evergreen Plan was implemented by the Company in 2006 and re-approved by the Shareholders in 2009 and 2012, Shareholder approval of the Evergreen Plan is not required at the Company’s Annual General Meeting (the “Meeting”) scheduled for September 12, 2013.

There is a maximum of 16,860,170 common shares reserved for issuance under the Evergreen Plan, representing approximately 7.99% of the issued and outstanding common shares of the Company as at the date of this annual report on Form 20-F.

A total of 12,800,000 options were under grant prior to re-approval of the Evergreen Plan by Shareholders in September 2012. Since then, 3,660,000 new options have been granted, 1,200,000 previously-granted options expired and no options have been exercised. Accordingly, as of the date hereof, 15,260,000 options are currently under grant, representing approximately 7.23% of the issued and outstanding common shares of the Company as of the date of this annual report on Form 20-F.

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

If, as a result of a “change of control” of the Company, Mr. Shrake experiences an “event of termination” as described above, Mr. Shrake is entitled to a severance payment of 24 months’ salary (based on his official annual salary of US$250,000) and is able to exercise any stock options previously granted within 45 business days in the event of termination after a change of control. The estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would have been $Nil as the Company’s closing share price on April 30, 2013 was CDN$0.04, lower than the exercise price of all vested and non-vested stock options granted to Mr. Shrake.

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

Should a “change of control” occur, all outstanding stock options held by Mr. Krause will become fully vested in accordance with the terms of the Evergreen Plan whereupon such options may be exercised in whole or in part by Mr. Krause. The estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would have been $Nil as the Company’s closing share price on April 30, 2013 was CDN$0.04, lower than the exercise price of all vested and non-vested stock options granted to Mr. Krause.

William Gehlen, Vice President Exploration

William Gehlen has an employment agreement with a subsidiary of the Company that includes termination and change of control conditions which are the same as those in Mr. Shrake’s employment agreement described above. If, as a result of a “change of control” of the Company, Mr. Gehlen experiences an “event of termination” as defined above, Mr. Gehlen is entitled to a severance payment of 12 months’ salary, plus one month’s salary per year of service after one year, up to a maximum of 24 months’ salary, and is able to exercise any stock options previously granted within 30 calendar days in the event of termination after a change of control. The estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would have been $Nil as the Company’s closing share price on April 30, 2013 was CDN$0.04, lower than the exercise price of all vested and non-vested stock options granted to Mr. Gehlen.

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

Estimated Incremental Payment on Change of Control

Under the terms of Thomas Shrake’s employment agreement, the estimated incremental payment to Mr. Shrake upon termination by the Company on a change of control of the Company, would be approximately US$500,000 (calculated as at April 30, 2013) based upon an amount equal to 24 months’ salary, plus any amounts owed in respect of accrued vacation and the accelerated option value of his existing stock options.

There are no provisions in Steven Krause’s consulting agreement that would require the Company to make any payments to Mr. Krause upon a change of control of the Company.

Under the terms of William Gehlen’s employment agreement, the estimated incremental payment to Mr. Gehlen upon termination by the Company’s subsidiary on a change of control of the Company, would be approximately US$240,000 (calculated as at April 30, 2013) based upon an amount equal to 12 months’ salary plus one months’ salary for every year of service beyond one year to a maximum of 24 months’ salary, plus any amounts owed in respect of accrued vacation and the accelerated option value of his existing stock options.

Director Compensation

The following table sets forth all amounts of compensation provided to the Directors, who are not also Named Executive Officers, for the Company’s most recently completed financial year:

Director Name (1)	Fees Earned US($)	Share- Based Awards US($)	Option- Based Awards US($)(2)	Non-Equity Incentive Plan Compensatio n US($)	Pension Value US($)	All Other Compensatio n US($)	Total US($)
Catherine McLeod-Seltzer	Nil	Nil	44,492	Nil	Nil	Nil	44,492
William Myckatyn	Nil	Nil	19,576	Nil	Nil	Nil	19,576
David K. Fagin	Nil	Nil	19,576	Nil	Nil	Nil	19,576
Timothy C. Baker	Nil	Nil	19,576	Nil	Nil	Nil	19,576

(1)

Relevant disclosure has been provided in the Summary Compensation Table above, for Mr. Shrake, a Director who is also a Named Executive Officer. Mr. Shrake’s total compensation is related to his role as CEO, and he receives no compensation for his services as a Director.

(2)

The Company’s three independent directors (Messrs. Myckatyn, Fagin and Baker) are entitled to receive annual directors’ compensation of CDN $10,000 plus 100,000 stock options but elected to forego the cash component of this compensation during the current financial year (only) in lieu of 120,000 additional compensatory stock options, which proposal was approved by the Board of Directors on October 3, 2012.

(3)

The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following key assumptions and estimates for each calculation: expected dividend yield 0%, expected stock price volatility of 103% and 114%, risk free interest rate 1.26%, and expected life of options of between 3.5 and 4.8 years. The Company chose this methodology as it is the standard for exploration companies in Canada and has been consistently applied by the Company for valuing option-based awards since 2003. The stock-based awards are determined in Canadian funds and then translated into US funds at the fiscal 2013 average foreign currency exchange rate of $1.00US = $0.9822 CDN or $1.00 CDN = $1.018 US.

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments, or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this report, except as follows:

(a)

each of the Company’s three independent Directors (Messrs. Myckatyn, Fagin and Baker) is entitled to receive an annual fee of CDN$10,000 to be paid upon his election or re-election to the Board at the annual general meeting of the Company. See footnote (2) to the table above.

(b)

each independent Director is currently entitled to receive a grant of 100,000 stock options upon his election or re- election at the Company’s annual general meeting under the Evergreen Plan, which options immediately vest in full.

(c)	Directors are reimbursed for individual travel and other ancillary expenses incurred in connection with attending Board and committee meetings.

The Evergreen Plan, as described above, allows for the granting of incentive stock options to the officers, employees and Directors of the Company. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the Shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price US($)	Option Expiration Date	Value of Unexercised In-The- Money Options (1,2) US($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share- Based Awards That Have Not Vested US($)
Catherine McLeod-Seltzer	300,000	0.17	12/29/2013	Nil	N/A	N/A
	200,000	0.21	01/26/2015	Nil	N/A	N/A
	300,000	0.21	12/16/2015	Nil	N/A	N/A
	500,000	0.16	09/28/2016	Nil	N/A	N/A
	500,000	0.11	10/03/2017	Nil	N/A	N/A
William Myckatyn	125,000	0.17	12/29/2013	Nil	N/A	N/A
	75,000	0.17	12/29/2013	Nil	N/A	N/A
	75,000	0.21	08/25/2014	Nil	N/A	N/A
	50,000	0.21	01/26/2015	Nil	N/A	N/A
	75,000	0.17	08/25/2015	Nil	N/A	N/A
	50,000	0.21	12/16/2015	Nil	N/A	N/A
	75,000	0.19	09/18/2016	Nil	N/A	N/A
	50,000	0.16	09/28/2016	Nil	N/A	N/A
	220,000(3)	0.11	10/03/2017	Nil	N/A	N/A
David K. Fagin	125,000	0.17	12/29/2013	Nil	N/A	N/A
	75,000	0.17	12/29/2013	Nil	N/A	N/A
	75,000	0.21	08/25/2014	Nil	N/A	N/A
	50,000	0.21	01/26/2015	Nil	N/A	N/A
	75,000	0.17	08/25/2015	Nil	N/A	N/A
	50,000	0.21	12/16/2015	Nil	N/A	N/A
	75,000	0.19	09/18/2016	Nil	N/A	N/A
	50,000	0.16	09/28/2016	Nil	N/A	N/A
	220,000(3)	0.11	10/03/2017	Nil	N/A	N/A
Timothy C. Baker	200,000	0.13	03/26/2017	Nil	N/A	N/A
	220,000(3)	0.11	10/03/2017	Nil	N/A	N/A

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was CDN$0.04 per share, and the exercise or base price of the option. If the exercise price of the option is higher than the year-end market value of the securities underlying the options, options are not In-the-Money and their value is Nil.

(2)

The Company’s options are set with an exercise price in CDN dollars and were converted to US dollars at the April 30, 2013 foreign currency exchange rate of $1.00 US = $1.0072 CDN or $1.00 CDN = $0.99285 US. The value of the unexercised in-the-money options is determined in Canadian funds and then translated into US funds at the exchange rate quoted above.

(3)

The Company’s three independent Directors (Messrs. Myckatyn, Fagin and Baker) are entitled to receive annual directors’ compensation of CDN $10,000 plus 100,000 stock options but elected to forego the cash component of this compensation during the current financial year (only) in lieu of 120,000 additional compensatory stock options, which proposal was approved by the Board of Directors on October 3, 2012.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Directors who are not Named Executive Officers is as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) US($)	Share-Based Awards - Value Vested During The Year US($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year US($)
Catherine McLeod-Seltzer	2,482	N/A	N/A
William Myckatyn	3,276	N/A	N/A
David K. Fagin	3,276	N/A	N/A
Timothy C. Baker	3,276	N/A	N/A

(1)

This amount is the dollar value that would have been realized had the newly vested options been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise price of the options under the option-based award on the vesting date. As the Company’s stock options and share price are quoted in $CDN, the value was computed in CDN dollars and converted to US dollars at the April 30, 2013 foreign currency exchange rate of $1.00 US = $1.0072 CDN or $1.00 CDN = $0.99285 US.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights CDN($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	15,260,000	0.19	5,835,170
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total:	15,260,000	0.19	5,835,170

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

Canadian National Policy 58-201, Corporate Governance Guidelines, establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and level of activity and therefore these guidelines have not been adopted. Canadian National Instrument 58-101, Disclosure of Corporate Governance Practices, mandates disclosure of corporate governance practices, which disclosure is set out below.

Independence of Members of Board and Management Supervision by Board

The Board currently consists of five Directors, a majority of whom are independent based upon the tests for independence set forth in NI 52-110. Assuming each of the nominated Directors is elected by Shareholders at the Meeting on September 12, 2013, the Board will include three (3) independent Directors: Messrs. Myckatyn, Fagin and Baker. Mr. Shrake and Ms. McLeod-Seltzer are not considered independent as they are the President and Chief Executive Officer, and Board Chairman, respectively, of the Company.

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

Leadership is provided for the Board’s independent Directors through access to management and the independent operation of the Audit Committee, as discussed above, and through its Lead Director, Mr. Myckatyn. As Lead Director, Mr. Myckatyn’s role and responsibilities are to:

(a)	assist the Chairman to manage the Board and its committees in a manner that ensures that these relationships are effective and efficient and further the best interests of the Company;

(b)	oversee the process of evaluation of the Board, its committees and individual Directors;

(c)	act as the principal sounding board and counsellor for the Chairman;

(d)	ensure that the Chairman is aware of concerns of the independent Directors, Shareholders and other stakeholders;

(e)	work with the Chairman to assist the Chairman in fulfilling her responsibilities in managing the Board;

(f)	work with the Chairman to co-ordinate the agenda for Board meetings;

(g)	chair and manage all meetings for the independent Directors;

(h)	attend committee meetings when it is appropriate to do so; and

(i)	meet, from time to time, with the Chairman and the President and Chief Executive Officer to convey and discuss concerns of the independent Directors.

Participation of Directors in Other Reporting Issuers

The following table sets forth directors of the Company that are also a director of any other issuer that is a reporting issuer (or equivalent) in a jurisdiction or foreign jurisdiction.

Name of Director	Name of Other Public Company
Catherine McLeod-Seltzer	Bear Creek Mining Corporation, Kinross Gold Corporation, Troon Ventures Ltd. and Major Drilling Group International, Inc.
William Myckatyn	First Point Minerals Corp., San Marco Resources Inc., OceanaGold Corporation and Delta Gold Corporation
David K. Fagin	Atna Resources Ltd.
Timothy C. Baker	Augusta Resource Corporation, Antofagasta Plc., Golden Star Resources Ltd.

Participation of Directors in Board Meetings

The Board meets at least once every quarter to review the performance of the Company and address other business matters. The Board also holds a meeting each year to review and assess the Company’s financial forecasts and business plan for the ensuing year and its overall strategic objectives. Other meetings of the Board are called to deal with special matters as circumstances require. During the Company’s most recently completed financial year, five (5) Board meetings were held. The attendance record of each Director for the Board meetings held is as follows:

Name of Director	No. of Board Meetings Attended in the Most Recently Completed Financial Year
Catherine McLeod-Seltzer	5
Thomas Shrake	5
William Myckatyn	5
David K. Fagin	5
Tim Baker (2)	5

Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board sets long-term goals and objectives for the Company, formulates the plans and strategies necessary to achieve those objectives and goals, and supervises and offers guidance to the Company’s senior management in their implementation. Although the Board has delegated to senior management personnel the responsibility for managing the day-to-day affairs of the Company, the Board is ultimately responsible for all matters relating to the Company and its business. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan; reviewing and approving the quarterly corporate and cash flow forecasts; reviewing and approving significant capital investments; reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with Shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to Shareholders; ensuring the effective operation of the Board; and safeguarding Shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

The Board expects management to efficiently implement its strategic plans for the Company in a professional, competent and ethical manner, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility. In addition to matters which must, by law or pursuant to the constating documents of the Company, be approved by the Board, all matters of strategic importance to the Company are referred to the Board for prior review and approval. Any material expenditures or legal commitments, including without limitation debt or equity financings, acquisitions and divestitures by the Company, financial statements and major disclosure documents, are subject to prior approval by the Board. The Board holds meetings on a regular basis to review the Company’s strategy as well as to consider and approve particular matters. One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

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

Audit Committee

Audit Committee Charter

The following is the text of the Audit Committee’s Charter (Amended and Restated effective July 29, 2004):

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

Composition of the Audit Committee

The members of the Audit Committee are David Fagin, William Myckatyn and Tim Baker. All of the members are financially literate and independent for the purposes of Canada’s National Instrument 52-110 (“NI 52-110”) and the standards set forth in the NYSE MKT Company Guide.

Mr. Fagin is a financial expert, in that he has an understanding of International Financial Reporting Standards and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions. Mr. Fagin does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations almost continuously for at least 35 years. Mr. Fagin was involved in the valuation of oil and gas companies for ten years both as a consultant and a bank appraisal engineer (1958-68); President of a subsidiary of Rosario Resources Corporation, a NYSE company (1968-75), Executive Vice-President (1975-77) then President (1977-82) during which period he was intimately involved in financial and accounting matters. In 1982, he founded Fagin Exploration Company and worked closely with an accountant and auditors to maintain the records. From 1986 to 1991, Mr. Fagin was the President and Chief Operating Officer for Homestake Mining Corporation (NYSE), responsible for producing operations in six countries and was involved in decisions for corporate financial reporting. Between 1992 and 1996, Mr. Fagin was Executive Chairman of Golden Star Resources Ltd. (ASE and TSE) and managed all administrative matters including annual reports, audits and registration in Canada and the US. Since 1987, Mr. Fagin has served on boards and audit committees of several public companies including T. Rowe Price Mutual Funds, Golden Star Resources Ltd., Canyon Resources Corp. (acquired by Atna Resources Ltd.), Dayton Mining Corp. and the Company, where he was either Chairman or a member of each audit committee. He currently remains a director of Atna Resources Ltd.

Mr. Myckatyn does not have an accounting designation. However, Mr. Myckatyn is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Myckatyn has over 30 years’ experience in the mining industry. Mr. Myckatyn was the co-founder and CEO of Quadra Mining Ltd. from 2002 to 2006 and was the Chairman, President and Chief Executive Officer of Dayton Mining Corporation from 1998 to April, 2002 during which time he oversaw the restructuring of Dayton and its subsequent merger with the Company. Prior to 1998, Mr. Myckatyn was the President and CEO of Princeton Mining Corporation, overseeing completion in 1997 of the construction of the Huckleberry open-pit copper mine in British Columbia and the 1998 merger of the company with Imperial Metals Corporation. Mr. Myckatyn worked for Gibraltar Mines Limited from 1991 to 1996, initially as Mine Manager and ultimately as President and CEO as the company transitioned from being controlled by Placer Dome Inc. into an independent growth oriented public company, and through its acquisition by Westmin Resources Inc. in 1996. For over ten years prior to that, Mr. Myckatyn worked for various operations controlled by Placer Dome Inc. and its associated and predecessor companies including four separate mines in Australia and the Philippines. Mr. Myckatyn is a director of First Point Minerals Corporation, San Marco Resources Inc., OceanaGold Corporation and Delta Gold Corporation. Mr. Myckatyn received his Bachelor of Applied Science in Mining Engineering from the University of British Columbia in 1972.

The third member of the Company’s audit committee, Tim Baker, is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Baker has worked in a senior executive capacity for several senior mining companies including Placer Dome Inc. and Kinross Gold Corporation. Since his retirement in 2011, Mr. Baker has joined the boards of several other mining companies and is currently the Executive Chairman of Golden Star Resources Ltd.

Nomination of Directors

The Nominating Committee is composed of two Directors, Messrs. Baker (Chair) and Myckatyn, each of whom is independent based upon the tests for independence set forth in NI 52-110 and in the NYSE MKT Company Guide. The Nominating Committee has the responsibility for recommending to the Board the nominees to fill vacancies on the Board or to be proposed by any member of the Board as candidates for election as Directors at the annual general meeting. The Nominating Committee also recommends to the Board a desirable balance of expertise among the Board members, seeks out possible candidates to fill Board positions and aids in attracting qualified candidates to the Board. In addition, the Nominating Committee’s responsibilities include reviewing and monitoring the orientation of new Board members; reviewing and approving officers’ directorships in other companies and reviewing Directors’ relationships with outside entities with regard to potential conflicts of interest.

Compensation Committee

The Compensation Committee is composed of Messrs. Fagin (Chair) and Myckatyn, each of whom is independent based upon the tests for independence set forth in NI 52-110 and in the NYSE MKT Company Guide. The overall purpose of the Compensation Committee is to make recommendations to the Board for human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

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

Other Committees

Committees of the Board are an integral part of the Company’s governance structure. In addition to the Compensation, Nominating and Audit Committees (described above), the Board has a Health, Safety and Environmental Committee. The Board’s committees have been established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of the independent Directors are effectively represented.

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

D. Employees

As at April 30, 2013, the Company (including its subsidiaries) had one employee in Canada, five employees in the US and 4 full time plus 24 part-time employees in El Salvador. None of the Company’s employees are represented by labor unions.

E. Share Ownership

See Item 6A - “Directors and Senior Management” and Item 6B – “Compensation” for details as to share ownership on an individual basis.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

According to registered shareholder information provided by the Company’s transfer agent, the following are the only shareholders of the Company that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to the Company’s common shares as at July 8, 2013:

Name of Shareholder	No. of Shares	% of Issued Shares
CDS & Co.	145,653,861	69.05%
OceanaGold Corporation	42,150,000	19.98%
CEDE & Co.	16,561,622	7.85%

Other than as set forth below, no Director or executive officer of the Company, no proposed Director of the Company, no person or company which beneficially owns, or controls or directs, directly or indirectly, more than 10% of the shares of the Company, nor any associate or affiliate of any of such persons, has any material interest, direct or indirect, in any transactions since May 1, 2012 (being the commencement of the Company’s last completed financial year), or proposed transactions, which has materially affected or would materially affect the Company or any of its subsidiaries.

On October 3, 2012, the Company completed a non-brokered private placement financing pursuant to which OceanaGold Corporation ("OceanaGold") purchased 42,150,000 common shares of the Company at CDN$0.10 per share, for total proceeds of CDN$4,215,000. Upon closing of the private placement, and as of the date of this annual report on Form 20-F, OceanaGold owned and controlled approximately 19.98% of the Company's issued and outstanding share capital. In connection with the private placement, Oceanagold was granted the right, until October 3, 2014, to participate in future equity financings to maintain its percentage interest in the Company or, subject to regulatory and Shareholder approval, to increase its percentage interest in the Company to 25%. In addition, if Oceanagold elects to sell its shares prior to October 3, 2014, the Company has the right to attempt to find a purchaser for such common shares.

In regards to the private placement financing detailed above, Mr. Myckatyn delivered a notice to the Company disclosing his interest as a Director of both the Company and of OceanaGold and abstained from the Board of Directors’ discussions regarding the merits of the private placement financing, did not participation in any negotiations regarding the private placement financing and abstained from voting on approval of the private placement financing.

Voting Rights

The Company’s major shareholders do not have different voting rights from other shareholders.

Change of Control

To the best of the Company’s knowledge, there are no arrangements that may result in a change in control of the Company.

Geographic Breakdown

According to registered shareholder information provided by the Company’s transfer agent, as at July 8, 2013, there were 173 US registered holders owning 20,362,136 (or 9.65%) of the Company’s outstanding shares.

The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.

B. Related party transactions

The Company received accounting and tax preparation services from an accounting firm in which an Officer of the Company is a partner. The total accounting fees paid during fiscal 2013 were $132 thousand, compared to $135 thousand during fiscal 2012.

C. Interests of Experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The audited consolidated financial statements of the Company for the years ended April 30, 2013 and April 30, 2012 are attached to this 20-F annual report and are incorporated herein by reference. These audited consolidated financial statements are accompanied by auditors’ reports and related notes, and were prepared under IFRS as issued by the IASB.

Legal Proceedings

PacRim, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim, is involved in a legal proceeding against the Government of El Salvador related to the El Dorado Property in El Salvador. See Item 4 D “Property Plant and Equipment – El Dorado Property, El Salvador (specifically, Arbitration Action section) for a detailed description of the Arbitration Action.

Dividend Policy

The Company does not have any intention of paying cash dividends in the foreseeable future. In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

B. Significant Changes

There have been no significant changes since April 30, 2013 that are not disclosed herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Company’s post-amalgamation shares were called for trading on the TSX and the American Stock Exchange (now known as the NYSE MKT), on April 15, 2002 under the symbol “PMU”. In September 2010 the Company delisted from NYSE Amex (now known as the NYSE MKT) and the TSX is the only exchange on which the Company’s shares are listed. The Company’s shares additionally trade on the OTCQX platform in the US. Prior to April 15, 2002 Dayton’s shares traded as “DAY” on the TSX and the American Stock Exchange (now known as the NYSE MKT) and the Company’s shares traded as “PFG” on the TSX.

The following table sets forth the annual high and low closing prices of the Company’s common shares traded on the TSX and the OTCQX for the five most recent financial years.

Fiscal Period Ended	TSX CDN($)		OTCQX (1) US($)
	High	Low	High	Low
April 30, 2013	0.125	0.04	0.127	0.04
April 30, 2012	0.23	0.075	0.248	0.062
April 30, 2011	0.35	0.155	0.35	0.16
April 30, 2010	0.40	0.16	0.36	0.165
April 30, 2009	0.99	0.09	0.99	0.08

(1)	Share prices listed under the OTCQX heading above, from dates prior to September 9, 2010, were taken from the Company’s listing on the NYSE MKT.

The following table outlines the high and low closing prices of the Company’s common shares for each fiscal financial quarter for the two most recent full financial years and any subsequent period:

Fiscal Financial Quarter Ended	TSX CDN($)		OTCQX (1) US($)
	High	Low	High	Low
April 30, 2013	0.10	0.04	0.0823	0.04
January 31, 2013	0.11	0.065	0.111	0.065
October 31, 2012	0.125	0.055	0.127	0.051
July 31, 2012	0.125	0.06	0.12	0.06
April 30, 2012	0.155	0.075	0.161	0.062
January 31, 2012	0.17	0.115	0.163	0.11
October 31, 2011	0.195	0.13	0.191	0.125
July 31, 2011	0.23	0.15	0.248	0.153

(1)	Share prices listed under the OTCQX heading above, from dates prior to September 9, 2010, were taken from the Company’s listing on the NYSE MKT.

The following table outlines the high and low closing prices of the Company’s common shares for each of the most recent six months:

Month	TSX CDN($)		OTCQX (1) US($)
	High	Low	High	Low
June 2013	0.07	0.04	0.069	0.04
May 2013	0.045	0.035	0.049	0.035
April 2013	0.075	0.04	0.075	0.04
March 2013	0.075	0.045	0.08	0.04
February 2013	0.10	0.07	0.082	0.06
January 2013	0.09	0.065	0.095	0.065

(1)	Share prices listed under the OTCQX heading above, from dates prior to September 9, 2010, were taken from the Company’s listing on the NYSE MKT.

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

C. Material contracts

In June 2011, Pacific Rim, through its US subsidiary Pacific Rim Exploration Inc. signed a Definitive Agreement with ICN Resources Ltd. and Washoe Gold Inc. providing the Company with the option to acquire a 65% joint venture interest in the Hog Ranch Property located in Washoe County, Nevada, approximately 180 km north of Reno. ICN (and its interest in the Hog Ranch property) was subsequently acquired by Corazon Gold Corp (“Corazon”)

The Company held the Hog Ranch Property through fiscal 2013 but subsequently, in May 2013, Pacific Rim, on behalf of PREx, informed Corazon of its intent not to proceed further with its option agreement to acquire an interest in the Hog Ranch property. This decision resulted from the Board of Directors determination that the Company was not in a financial position to make the $1.0 million exploration expenditures that were required before the July 2013 deadline as per the terms of the Definitive Agreement. See Item 4D – “Property Plant and Equipment”, specifically “Hog Ranch Property, Nevada” above for further details.

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

As noted above, the Remance project acquisition has not currently been completed and is highly uncertain at this time. The Company believes that Minera Clifton’s application for extension of the Remance concession term, normally a routine process permitted under Panamanian mining law, was sidelined by bureaucratic irregularities and issues within the ministry responsible for mining. If the Remance extension is ultimately granted to Minera Clifton, the Company intends to proceed with its acquisition of the Remance Project by signing the Formal Agreement. See Item 4D – “Property Plant and Equipment”, specifically “Remance Property, Panama” above for further details.

In October 2012 the Company signed a service and fee agreement (the “Final Phase Fee Agreement”) with its legal counsel Crowell & Moring, LLP. The Final Phase Fee Agreement provides the Company with cost certainty in regards to Arbitration-related legal fees as it proceeds through the final phase of the claim. It does not apply to ancillary Arbitration-related expenses such as court costs, expert testimony, translation services, etc., which may be significant. Under the terms of the Final Phase Fee Agreement, Pacific Rim will pay $750,000 of its outstanding liability to Crowell & Moring before the end of calendar 2013. Crowell & Moring has agreed to bill the Company periodically for legal fees, at a discounted rate, incurred through the Final Phase of the Arbitration to a maximum of $1.4 million. The Company has agreed to pay Crowell & Moring a success fee of up to $2.5 million under certain circumstances wherein a favorable outcome to the dispute is reached.

D. Exchange controls

There are currently no governmental laws, decrees, regulations or other legislation of Canada which affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company.

E. Taxation

Although not free from doubt, the Company believes it was classified as a "passive foreign investment company" during the tax year ended April 30, 2013, and may be classified as a “passive foreign investment company in future tax years. If the Company is a “passive foreign investment company” for a tax year, such classification will likely have adverse US federal income tax consequences for US shareholders.

US investors in our Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended April 30, 2013 and may be classified as a PFIC for future tax years. If the Company is a PFIC for any year during a US shareholder’s holding period, then such US shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares. A US shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, US shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply US shareholders with information that such US shareholders require to report under the QEF rules, in the event that the Company a PFIC and a US shareholder wishes to make a QEF Election. Thus, US shareholders may not be able to make a QEF Election with respect to their Common Shares. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each US shareholder should consult its own tax advisor regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our Common Shares.

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

The Company believes that it was classified as a PFIC during the tax year ended April 30, 2013 and may be classified as a PFIC for current and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each US Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

A. Quantitative Information about Market Risk

The Company holds its cash and cash equivalents primarily in US dollar and Canadian dollar denominated accounts and its expenses are primarily incurred in US dollars. At April 30, 2013 the amount of cash held was $914 thousand, the amount of short term investments was $495 thousand, the amount of accounts receivable was $104 thousand and the amount of accounts payable and accrued liabilities was $1,779 thousand. Based on these net exposures at April 30, 2013, the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $0.07 million in the Company’s net earnings.

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at April 30, 2013:

	Payments due by period
	Total	< 1 year	1- 3 years	4 – 5 years	> 5 years
Operating Lease Obligations	$35	$21	$14	-	-
Accounts Payable and Accrued Liabilities	$1,979	$1,979	-	-	-
Total	$2,014	$2,000	$14	-	-

Under the terms of the Final Phase Fee Agreement described in Item 4 D “Property Plan and Equipment” – El Dorado Property, El Salvador, Pacific Rim has agreed to pay its Arbitration legal counsel a success fee of up to $2.5 million under certain circumstances wherein a favorable outcome to the dispute is reached, which represents a contingent contractual obligation of the Company.

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

The primary financial instruments currently affecting the Company’s financial condition and results of operations are cash and cash equivalents, receivables, deposits and prepaids. The following describes the types of risk associated with these instruments and the way in which such exposure is managed.

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

Market Risks

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company does not presently have sufficient working capital to meet its accounts payable and accrued liabilities in addition to its anticipated general and administrative or exploration expenses, or the estimated costs of pursuing the Arbitration action during fiscal 2014 (although the service and fee agreement provides certainty as to legal expenses, additional expenses related to the Arbitration including but not limited to costs related to expert witness testimony, will be incurred and additional unforeseen costs may arise). The Company will require financing during fiscal 2014 to meet these expenses and obligations.

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

Foreign Exchange Risk

The Company’s exposure to foreign currency risk is primarily related to Canadian dollar-denominated transactions. The Company does not enter into foreign exchange contracts to manage this exposure. At April 30, 2013 the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $0.07 million in the Company’s net earnings. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the investments included in cash and cash equivalents is limited because these investments are generally held to maturity. Based on the amount of cash and cash equivalents invested as at April 30, 2013 and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would not be significant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Modifications to the Rights of Security Holders

Majority Voting for Directors

As disclosed on June 7, 2013, the Board of Directors has adopted a majority voting policy (the "Majority Voting Policy") for the election of directors of the Company at uncontested meetings, the purpose of which is to bring the Company's policies in line with recent amendments to the TSX Company Manual. Shareholders will continue to vote for, or withhold from voting for, each director nominee separately. The Majority Voting Policy provides that, if a director nominee has a greater number of votes "withheld" from his or her election than votes that are voted in favour of such nominee, the nominee shall promptly submit his or her offer of resignation to the Chairman of the Board of Directors for consideration by the Nominating Committee of the Board. The Majority Voting Policy only applies to uncontested elections, meaning elections where the number of nominees for election is equal to the number of directors to be elected as set out in the management proxy circular for the particular meeting.

Promptly following receipt of an offer of resignation arising from the foregoing circumstances, the Nominating Committee will meet to review the matter and make a recommendation to the Board of Directors. The Nominating Committee of the Board of Directors will consider all factors deemed relevant by its members, including, without limitation, the stated reasons why shareholders who cast "withhold" votes for the director did so, the length of service and qualifications of the director, the director's contributions to the Company and the effect that such resignation may have on the Company, including on the Company's ability to comply with applicable governance rules and policies. The director who submitted his or her offer of resignation shall not participate in any Board or Nominating Committee deliberations on whether to accept the resignation. The decision of the Board of Directors regarding whether to accept or reject a resignation offer will be disclosed to the public.

Shareholders should note that, as a result of the Majority Voting Policy, withholding a vote in respect of a director nominee is effectively the same as a vote against a director nominee in an uncontested election.

A copy of the Company's Majority Voting Policy is filed as Exhibit 1.2 and incorporated by reference in this Annual Report on Form 20-F.

Advance Notice Policy

On June 7, 2013, the Board adopted an advance notice policy (the “Advance Notice Policy”) for the purpose of providing Shareholders, Directors and management of the Company with a clear framework for nominating directors of the Company in connection with any annual or special meeting of Shareholders.

The purpose of the Advance Notice Policy is to (i) ensure that all Shareholders receive adequate notice of director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or, where the need arises, special meetings of Shareholders. The Advance Notice Policy fixes the deadlines by which Shareholders must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the information that a Shareholder must include in a written notice to the Company for any director nominee to be eligible for election at such annual or special meeting of Shareholders.

A copy of the Company's Advance Notice Policy is filed as Exhibit 1.2 and incorporated by reference in this Annual Report on Form 20-F. In order to remain effective following the Meeting, the Advance Notice Policy must be ratified, confirmed and approved by the Shareholders at the Meeting.

The following is a brief summary of certain provisions of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy.

1.

Other than pursuant to a proposal or requisition of the Shareholders made in accordance with the Business Corporations Act (British Columbia), Shareholders must give advance written notice to the Company of any nominees for election to the Board of Directors.

2.

The Advance Notice Policy fixes a deadline by which Shareholders must submit, in writing, nominations for directors to the Corporate Secretary of the Company prior to any annual or special meeting of Shareholders, and sets forth the specific information that such Shareholders must include with their nominations in order to be effective. Only persons who are nominated in accordance with the Advance Notice Policy are eligible for election as directors of the Company.

3.

For an annual meeting of Shareholders, notice to the Company must be not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date less than 50 days after the date on which the first public announcement of the date of such annual meeting was made, notice may be given not later than the close of business on the 10th day following such public announcement.

4.

For a special meeting of Shareholders (that is not also an annual meeting), notice to the Company must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made.

5.

The time periods for giving notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting and/or special meeting of Shareholders, and in no event shall any adjournment or postponement of a meeting of Shareholders, or the reconvening of any adjourned or postponed meeting of Shareholders, or the announcement thereof, commence a new time period for the giving of notice as described above.

For the purposes of the Advance Notice Policy, "public announcement" means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on SEDAR at www.sedar.com.

The Board may, in its sole discretion, waive any provision or requirement of the Advance Notice Policy.

If approved at the Meeting, the Advance Notice Policy will continue to be effective in accordance with its terms. The Advance Notice Policy will be subject to annual review by the Board, and will be updated from time to time to reflect changes required by securities regulatory agencies or stock exchange, or to conform to industry standards, as determined by the Board.

If not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force and effect from and after the termination of the Meeting.

Shareholder Rights Plan

At the Annual General & Special Meeting (“AGSM”) of the Company held on September 6, 2012, shareholders of the Company approved a shareholder rights plan (the “Shareholder Rights Plan”), which became effective immediately after the close of the AGSM, at which time the Company’s existing shareholder rights plan (previously approved by shareholders on August 26, 2009) concurrently expired.

The terms of the Shareholder Rights Plan are set out in an agreement (the "Rights Plan Agreement") between the Company and Computershare Investor Services Inc. A copy of the Company's Shareholder Rights Plan is filed as Exhibit XX and incorporated by reference in this Annual Report on Form 20-F

B-D.

None

E. Use of Proceeds

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure controls and procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of its disclosure controls and procedures as of April 30, 2013. Based on this evaluation, and as a result of the material weakness in the Company’s internal control over financial reporting discussed below under “Management’s annual report on internal control over financial reporting”, the Chief Executive Officer and Chief Financial Officer also concluded that the disclosure controls and procedures were not effective as of April 30, 2013.

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

The Company’s management, including the CEO and CFO, have evaluated the effectiveness of the Company’s internal control over financial reporting as at April 30, 2013. This evaluation was based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management concluded that the Company’s internal control over financial reporting was not effective as of April 30, 2013.

A material weakness is a deficiency (as defined in PCAOB Auditing Standard No. 5), or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of April 30, 2013, the Company identified the following material weakness that applies to both disclosure controls and procedures and internal controls over financial reporting:

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

As of the date of this report, management has not yet developed a plan to remediate the material weakness. Management has concluded that taking into account the present stage of the Company’s development the Company does not have sufficient size and scale to warrant hiring of additional staff that would be required to correct the weakness at this time.

C. Attestation Report of the Independent Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the Company to provide only management’s report in this annual report. The Dodd-Frank Act permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an annual report and omit an attestation report of the Company’s independent registered public accounting firm regarding management’s report on internal control over financial reporting.

D. Changes in internal control over financial reporting

During the period covered by this annual report on Form 20-F, there has been no change to the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financing reporting.

ITEM 16 [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

David Fagin is a financial expert, in that he has an understanding of International Financial Reporting Standards and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing and evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

Mr. Fagin is considered an independent director according to Canadian securities regulations (Multilateral Instrument 52-110), Toronto Stock Exchange guidelines and the NYSE MKT Company Guide.

ITEM 16B. CODE OF ETHICS

The Company has had in place, since 2002, a Code of Conduct and Ethics (the “Code”) that applies to all Directors, officers and employees. A revised Code was approved by the Board of Directors of the Company on December 17, 2002. A copy of the Code can be found on the Company’s website at http://www.pacrim-mining.com/s/CorporateGovernance.asp .

There have never been any departures or material waivers of the Code since its inception.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP acted at the Company’s independent auditor for the fiscal years ended April 30, 2011, 2012 and 2013. The chart below sets forth the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the last two fiscal years and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

External Auditor Service Fees (By Category), (in Canadian Dollars)

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
April 30, 2013	$50,400	Nil	Nil	Nil
April 30, 2012	$65,000	$2,500	Nil	Nil

(1)

The aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)

The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

(3)	The fees billed for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice, and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the heading “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

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

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), issuers that are operators (or that have operations), or that have a subsidiary that is an operator (or that has operations), of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended April 30, 2013, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and schedules are commence on page F1 of this annual report and are incorporated herein by reference.

Auditor’s Report on Consolidated Financial Statements; Consolidated Statement of Financial Position as at April 30, 2013 and April 30, 2012;

Consolidated Statements of Loss and Comprehensive Loss for the years ended April 30, 2013, April 30, 2012 and April 30, 2011;

Consolidated Statements of Shareholders’ Equity for the years ended April 30, 2013, April 30, 2012 and April 30, 2011;

Consolidated Statements of Cash Flows for the years ended April 30, 2013, April 30, 2012 and April 30, 2011;

Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

EXHIBITS

1.1	Articles of the Company (1)

1.2	Majority Voting and Advance Notice Policies

4.1	Shareholder Rights Plan

4.2	Legal Fee Services Agreement between the Company and Crowell & Moring LLP

4.3	Option and Royalty Agreement among Mirage Resource Corporation, Zinc Metal Corporation and New York and El Salvador Mining Co. Inc. dated June 25, 1993 (2)

8.1	List of Subsidiaries

12.1	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

12.2	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

13.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to exhibits filed as part of the Company’s January 31, 2005 filing on Form 6k.
(2)	Incorporated by reference to exhibit filed as part of the Company’s 20-F dated August 26, 2002

PACIFIC RIM MINING CORP.

(an exploration stage enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2013 and 2012

Expressed in US Funds

Independent Auditor’s Report

To the Shareholders of Pacific Rim Mining Corp.

We have audited the accompanying consolidated financial statements of Pacific Rim Mining Corp. which comprise the consolidated statements of financial position as at April 30, 2013 and April 30, 2012 and the consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended April 30, 2013, and the related notes, which comprise significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pacific Rim Mining Corp. as at April 30, 2013 and April 30, 2012 and its financial performance and its cash flows for each of the years in the three year period ended April 30, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which discloses conditions and matters that indicate the existence of a material uncertainty that raises substantial doubt about Pacific Rim Mining Corp.’s ability to continue as a going concern.

signed “PricewaterhouseCoopers LLP”

Chartered
Accountants
Vancouver, British
Columbia July 24, 2013

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Consolidated Statements of Financial Position
In thousands of U.S. Dollars

	April 30,	April 30,
ASSETS	2013	2012
Current Assets
Cash and cash equivalents	$914	$816
Short-term investments	496	455
Receivables and prepaids	104	129
	1,514	1,400

Equipment	18	26
Resource property costs (Note 7)	5,454	5,492
Restricted Cash	24	24
	$7,010	$6,942

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 10)	$1,979	$1,636
	1,979	1,636

Derivative warrant liability (Note 8)	-	210
	1,979	1,846

SHAREHOLDERS’ EQUITY
Share Capital (Note 9)	94,312	90,058
Contributed Surplus	5,214	4,853
Deficit	(94,495)	(89,815)
	5,031	5,096

	$7,010	$6,942
Nature of Operations and Going Concern (Note 1)
Measurement Uncertainty (Note 7 (a))
Contingency (Note 12)

APPROVED BY THE BOARD OF DIRECTORS:

signed “Thomas Shrake”, Director

signed “David Fagin”, Director

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Consolidated Statements of Loss and Comprehensive Loss
For the Years Ended April 30
In thousands of U.S. Dollars, except for per share amounts

	2013	2012	2011

Expenses

Exploration	$1,514	$1,808	$1,225
Stock based compensation (Note 9)	361	454	335
General and administrative	402	450	456
Salaries & benefits	408	367	306
Professional services	183	287	230
Depreciation	8	20	30
International arbitration (Note 7(a))	2,017	473	1,586
Write-down of resource property costs (Note 7(c))	57	-	-
Other income	(103)	(81)	(78)
Operating loss	4,847	3,778	4,090

Other income and expense
Gains on derivative liability (Note 8)	(210)	(2,051)	(232)
Foreign exchange loss	54	121	(81)
Finance income	(11)	(14)	(6)

Net Loss and Comprehensive Loss for the Year	$(4,680)	$(1,834)	$(3,771)

Loss Per Share – Basic and Diluted	$(0.02)	$(0.01)	$(0.03)

Weighted Average Number of Shares Outstanding	192,900,201	168,414,549	141,631,705

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Consolidated Statements of Shareholders’ Equity
In thousands of U.S. Dollars

	Share Capital		Share Capital	Contributed	Accumulated
	Common Shares		Subscribed	Surplus	Deficit	Total
	Number	$	$	$	$	$
Balance – May 1, 2010	130,308,308	84,133	-	3,942	(84,210)	3,865
Private placement
- Units issued for cash	19,600,000	2,872	-	-	-	2,872
- Finders’ units	660,000	89	-	14	-	103
Share issuance costs
- Finders’ units	-	(89)	-	-	-	(89)
- Finders’ warrants	-	(32)	-	32	-	-
- Cash	-	(18)	-	-	-	(18)
Stock-based compensation	-	-	-	335	-	335
Share capital subscribed	-	-	93	-	-	93
Loss for the year	-	-	-	-	(3,771)	(3,771)
Balance – April 30, 2011	150,568,308	86,955	93	4,323	(87,981)	3,390
Private placement
- Units issued for cash	17,600,000	3,239	(93)	-	-	3,146
- Finders’ units	233,400	43	-	9	-	52
Share issuance costs
- Finders’ units	-	(43)	-	-	-	(43)
- Finders’ warrants	-	(56)	-	67	-	11
- Cash	-	(118)	-	-	-	(118)
Shares issued for property	200,000	38	-	-	-	38
Stock-based compensation	-	-	-	454	-	454
Loss for the year	-	-	-	-	(1,834)	(1,834)
Balance – April 30, 2012	168,601,708	90,058	-	4,853	(89,815)	5,096
Private placement
- Shares issued for cash	42,150,000	4,271	-	-	-	4,271
- Share issuance costs	-	(36)	-	-	-	(36)
Shares issued for property	200,000	19	-	-	-	19
Stock-based compensation	-	-	-	361	-	361
Loss for the year	-	-	-	-	(4,680)	(4,680)
Balance – April 30, 2013	210,951,708	94,312	-	5,214	(94,495)	5,031

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Consolidated Statements of Cash Flows
For the Years Ended April 30
In thousands of U.S. Dollars

	2013	2012	2011
Operating Activities
Net loss for the year	$(4,680)	$(1,834)	$(3,771)
Items not affecting cash:
Depreciation	8	20	30
Non-cash finance income	(11)	(14)	(6)
Non-cash exploration costs	-	15	-
Write-down of resource property costs	57	-	-
Gain on derivative warrant liability	(210)	(2,051)	(232)
Foreign exchange loss (gain)	46	85	(78)
Stock-based compensation	361	454	335
	(4,429)	(3,325)	(3,722)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	345	(7)	63
Receivables, deposits and prepaids	27	2	(65)
Finance income received	7	18	1
Cash Flow Used for Operating Activities	(4,050)	(3,312)	(3,723)

Investing Activities
Short term investment purchase	(1,925)	(1,613)	(982)
Short term investment redemption	1,837	1,864	263
Increase in restricted cash	-	-	(3)
Purchase of property, plant and equipment	-	(38)	-
Cash Flow Provided by (Used For) Investing Activities	(88)	213	(722)

Financing Activities
Units issued for cash, net of issuance cost	4,234	3,661	3,267
Cash received for shares subscribed			93
Cash Flow Provided by Financing Activities	4,234	3,661	3,360

Effect of exchange rate change on cash and cash equivalents	2	(4)	10

Change in Cash	98	558	(1,075)

Cash – Beginning of Year	816	258	1,333

Cash – End of Year	$914	$816	$258

Schedule of non-cash financing transactions:
Fair value of shares issued for property	$19	$38	$-
Fair value of finder fees warrants	-	119	143
Fair value of private placement warrants	-	613	398

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

1.	Nature of Operations and Going Concern

Pacific Rim Mining Corporation (“Pacific Rim” or the “Company”) is involved in the exploration and development of gold properties. The Company is a public company with shares listed on the TSX Exchange and the PFRMF on OTCQX. The head office, principal address and records office of the Company are located at 625 Howe Street, Suite 1050, Vancouver, British Columbia, Canada, V6C 2T6.

The Company owns a 100% interest in the mineral property known as El Dorado and certain other exploration licenses located in El Salvador and carries out other exploration activities in the United States and Central America.

The Company has not yet determined whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing and permitting to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

While these consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that raise substantial doubt on the validity of that assumption. During the year ended April 30, 2013, the Company had a loss of $4,680 and as at April 30, 2013 had an accumulated deficit of $94,495 and a working capital deficiency of $465. The Company will require additional funding to maintain its ongoing exploration programs and property commitments, for administrative purposes and for the arbitration and legal costs related to the case under the El Salvador’s Foreign Investment Law (“Investment Law”) between the Company and the Government of El Salvador, which is being administered by the Centre for Settlement of Investment Disputes (“ICSID”). The legal and arbitration costs for the case are substantial (Note 9(a)).

While the Company has been successful in obtaining funding in the past, there is no assurance that sufficient funds will be available on favourable terms to the Company in the future. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company anticipates that it will require additional financing through, but not limited to, the issuance of additional equity in order to fund its ongoing exploration and case costs. There can be no assurance the Company will be successful in this endeavour.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

2.	Basis of Preparation

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies presented in Note 3 were consistently applied to all periods presented. The Board of Directors approved the consolidated financial statements on July 22, 2013.

All dollar amounts are presented in US dollars unless otherwise specified.

3.	Significant Accounting Policies

This summary of significant accounting policies described below has been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

a) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the Derivative financial warrant liabilities which are measured at fair value through profit and loss.

b) Consolidation

The consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (U.S.) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pacrimco S.A., Pac Rim Caribe III and its wholly-owned subsidiary Pacific Rim Chile Limitada. All significant intercompany transactions and balances have been eliminated.

c) Foreign Currencies

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

d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and short-term interest-bearing investments with maturities of three months or less at the purchase date.

e) Short Term Investments

Short term investments are comprised of interest-bearing deposits with a term to maturity from inception of greater than three months and less than one year.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

f) Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i)

Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income. Gains and losses arising from changes in fair value are presented in the statement of loss and comprehensive loss in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current.

(ii)

Available-for-sale investments: Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company does not hold any available-for-sale assets.

(iii)	Held-to-Maturity investments: Held-to-maturity investments are non-derivatives that are designated in this category where the Company’s intent is to hold the investment to maturity.

Held-to-maturity investments are initially measured at fair value including transaction costs, and subsequently carried at amortized cost. The Company does not hold any held-to- maturity assets.

(iv)

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and cash equivalents, restricted cash, short term investments, deposits, and receivables, and are included in current assets due to their short- term nature with the exception of restricted cash. Loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(v)

Financial liabilities at amortized cost: Financial instruments held by the Company and classified in this category include trade payables and accrued liabilities. Trade payables and accrued liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, trade payables and accrued liabilities are measured at amortized cost using the effective interest method.

The effective interest rate method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial instrument.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

(vi)

Derivative financial instruments: Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss (“FVTPL”) and accordingly are recorded on the balance sheet at fair value. Gains and losses on re-measurement to fair value of these derivatives are classified separately in these consolidated financial statements as ‘gain on derivative liability’. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

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

g) Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of loss during the period they are incurred.

The major categories of equipment and leasehold improvements are depreciated on a straight-line basis as follows:

Office furniture and equipment	5 years
Computer equipment	2 years
Vehicles	5 years

The Company allocates the amount initially recognized to each asset’s significant components and depreciates each component separately. Residual values, amortization methods and useful lives of the assets are reviewed periodically and adjusted on a prospective basis as required.

Gains and losses on disposals of equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the statement of loss.

h) Mineral Properties and Exploration Costs

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

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and development costs are capitalized. Exploration costs include value-added taxes because the recoverability of these amounts are uncertain.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

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

i) Impairment of Non-financial Assets

The carrying amounts of non-financial assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

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

j) Provisions

(i) Decommissioning and restoration provision: Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The decommissioning and restoration provision is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the pre-tax discount rate which reflects the risks specific to the liability.

The liability is also accreted to full value over time through periodic charges to earnings. This unwinding of the discount is charged to financing expense in the statement of income.

The amount of the decommissioning and restoration provision initially recognized is capitalized as part of the related asset’s carrying value and amortized to earnings. The method of amortization follows that of the underlying asset. The costs related to a decommissioning and restoration provision are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit.

(ii) Other provisions: Provisions are recognized when a current legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate pre-tax rate, risk specific to the liability.

k) Income Taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of loss except to the extent that it relates to a business combination or to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and when the Company intends to settle its current tax assets and liabilities on a net basis.

l) Share Capital

Share capital issued as non-monetary consideration is recorded at an amount based on fair market value of the shares issued.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rated basis on a relative fair value as follows: the fair value of common shares is based on the price at market close on the date the units are issued and the fair value of the common share purchase warrants is determined using a Black-Scholes pricing model.

m) Stock-based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using the Black-Scholes fair value based method. For employees, the Company recognizes stock based compensation expense based on the estimated fair value of the options on the date of the grant. For non-employees, the fair value of the options is based on the fair value of services received and recognized at the time of services rendered. The fair value of the options is recognized over the vesting period of the options granted as stock based compensation expense and corresponding adjustment to contributed surplus. The number of options expected to vest is periodically reviewed and the estimated option forfeiture rate is adjusted as required throughout the life of the option. Upon exercise these amounts are transferred to share capital.

n) Earnings (Loss) per Share

Basic loss per share is computed by dividing loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and their equivalents are reflected in diluted earnings per share by application of the treasury stock method. Since the Company has losses, the assumed exercise of outstanding stock options has not been included in this calculation as it would be anti-dilutive.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

4.	Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where judgment is applied include the determination of an entity’s functional currency, the carrying value and recoverability of mineral property costs, estimated depreciable lives of equipment, inputs used in accounting for share-based compensation and provisions for site restoration. Actual results could differ from these estimates.

Management’s key estimates and the underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates

Significant assumptions relate to, but are not limited to, the following:

a) Share-based compensation: The Company provides compensation benefits to our employees, directors and officers through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. Historical data is utilized to estimate option exercises and forfeiture behaviour with the valuation model. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

b) Impairment of mineral properties: The net carrying value of each mineral property is reviewed regularly for conditions that suggest impairment. This review requires significant judgment as the Company does not have any proven and probable reserves that enable estimated future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has the necessary funds to be able to maintain its interest in the mineral property.

5.	Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”) that are applicable to the Company are as follows:

a)

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

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

IFRS 9 is effective for annual years beginning on or after January 1, 2015. The Company is currently assessing the impact of this standard on the financial statements and does not intend to early adopt this standard.

b)

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Standard is not expected to have an impact on the Company.

c)

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and will supersede existing IAS 31, Joint Ventures (“IAS 31”) effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Standard is not expected to have an impact on the Company.

d)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Standard is not expected to have an impact on the Company.

e)

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Standard is not expected to have an impact on the Company.

f)

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual periods beginning on or after July 1, 2012 with early application permitted. The Standard is not expected to have an impact on the Company.

g)

IFRIC 21, Levies was issued May 20 and provides an interpretation on the accounting for levies imposed by governments and is effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of this standard on the financial statements.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

6.	Financial Instruments

a) Financial instruments

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

	April 30, 2013	April 30, 2012
Level 3
Derivative warrant liability	$-	$210

b) Management of financial risk

(i)	Market Risks

Foreign Currency Risk

The Company’s exposure to foreign currency risk is primarily related to Canadian dollar- denominated financial instruments. The Company does not enter into foreign exchange contracts to manage this exposure. At April 30, 2013 the impact of a 10% change of the US dollar against the Canadian dollar would result in a change of $70 in the Company’s net loss.

(ii)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet its operating commitments. The Company seeks to manage liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments. As disclosed in Note 1, the Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include Pacific Rim’s performance as measured by various factors including the progress and permitting of the El Dorado project, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets.

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at April 30, 2013:

	2014	2015 and later	Total
	$	$	$
Accounts payable	1,979	-	1,979
Operating leases	21	14	35
Totals	2,000	14	2,014

(iii)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the investments included in cash and cash equivalents is limited because these investments are generally held to maturity. Based on the amount of cash and cash equivalents invested as at April 30, 2013 and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would not be significant.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

(iv)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit risk the Company is exposed to is 100% of cash and cash equivalents, short-term investments and receivables.

The Company’s cash and short-term investments are held through large Canadian financial institutions. Short-term investments are composed of financial instruments issued by Canadian banks. These investments mature at various dates over the current operating period.

c)	Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or obtain debt financing. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. Additional information regarding capital management is disclosed in Note 1.

7.	Resource Property Costs a) El Dorado

	April 30,	April 30,
	2013	2012

Mining Property Acquisition Costs – El Dorado	$5,454	$5,454
Resource Property Acquisition Costs – Hog Ranch	-	38
	$5,454	$5,492

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. El Dorado is subject to a 3% net smelter return royalty. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

As of April 30, 2013, the Company has spent a cumulative total of $55,022 in El Salvador relating to exploration. Of this amount $41,547 has been sent directly to its wholly owned subsidiary, Pacific Rim El Salvador, S.A. De C.V.

An Environmental Impact Study has been submitted to governmental authorities for their consideration and requires approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area. In meeting its responsibilities, a mine design for the Company’s El Dorado gold project was submitted to the Government of El Salvador in its final form in October 2006. The issuance of the permit remains outstanding and consequently the Company has sought a legal remedy to secure its right to develop the El Dorado project.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

On April 30, 2009 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. filed international arbitration proceedings against the Government of El Salvador (“GOES”) under CAFTA and the Investment Law in its own name and on behalf of its three wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable and Dorado Exploraciones, Sociedad Anónima de Capital Variable. The arbitration is administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and under the Rules of Procedure for Arbitration Proceedings of the ICSID. ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

On May 31, and June 1, 2010, hearings on a preliminary objection filed by the GOES, which sought to dispose of nearly all of the claims brought by PacRim against the GOES under CAFTA and the Investment Law of El Salvador (“Investment Law”), were held. On August 2, 2010 the ICSID tribunal panel that is hearing the investment claims of PacRim against the GOES, and that presided over the Preliminary Objection hearings, ruled in favour of PacRim, rejecting all of the arguments made by the GOES in its Preliminary Objection.

Between May 2 and 4, 2011, hearings on a jurisdiction objection filed by the GOES in relation to PacRim’s action under CAFTA and the Investment Law took place at the ICSID headquarters in Washington, DC. The purpose of these objection hearings was for the ICSID Tribunal to hear objections filed by the GOES in August 2010 wherein the GOES asserted that ICSID did not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. On June 1, 2012, the ICSID Tribunal issued its ruling on the Jurisdiction Objections and determined that PacRim’s Arbitration claim would proceed. The Tribunal confirmed ICSID (at the World Bank) has jurisdiction to hear PacRim’s claims under the Investment Law, but not under CAFTA. Accordingly, the Arbitration claim can and will proceed under the Investment Law alone. ICSID, a branch of the World Bank, will continue to adjudicate the case at its headquarters in Washington, DC.

The Company is unable to determine an outcome of its international arbitration proceedings against the GOES under the Investment Law. As at April 30, 2013, the Company has now incurred $6,309 relating to the arbitration proceedings.

Measurement uncertainty (Note 12):

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application and has commenced a legal claim under the Investment Law as noted above. In addition, because of the Investment Law dispute, the Company has not had the ability to confirm or renew its exploration licences as a result of the claims that are under the Investment Law arbitration. If the Company is unsuccessful in obtaining a permit for El Dorado or in its Investment Law claim, or is impacted by other factors beyond the control of the Company, this would adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material.

b) Other El Salvador Properties

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. Upon TSX approval of the original agreement, the Company was required to make a payment of 50,000 shares (issued). The agreement was amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. The agreement was amended in February 2010 to adjust the fourth anniversary payment date to be the earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concessions by making advance royalty payments as follows:

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company (issued)
Advance payments:	The greater of:
First anniversary (shares issued)	100,000 shares or $100 in shares of the Company
Second anniversary (shares issued)	140,000 shares or $140 in shares of the Company
Third anniversary (shares issued)	200,000 shares or $200 in shares of the Company
Fourth payment - Payment date is earlier of
the date the Company receives confirmation
that the Government of the Republic of El
Salvador has granted a mining exploitation
concession for the El Dorado Project and
February 11, 2015	300,000 shares or $300 in shares of the Company
Fifth payment – due on anniversary of fourth payment per February 2010 amended agreement and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

The Company has also staked the other mining projects, including the Santa Rita project, located in El Salvador.

c) Hog Ranch, Nevada, USA

In 2011, the Company, through its US subsidiary Pacific Rim Exploration Ltd. (“PREx”), signed a Definitive Agreement with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) to acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada.

The Company, at its option, was required to spend an aggregate of $8 million in exploration expenditures and to issue an aggregate of one million common shares of Pacific Rim.

The Company decided not to proceed further with the Hog Ranch option agreement. The acquisition costs of $57 were written off during the year ended April 30, 2013.

8.	Derivative Warrant

Warrants issued in a private placement that had an exercise price denominated in a currency other than the Company’s functional currency met the definition of a derivative liability and were recorded as a financial liability and were carried at fair value each period. The warrants issued in the January 2010, October 2010 and May 2011 private placements had an exercise price denominated in Canadian dollars, which is not the Company’s functional currency. As a result, the warrants did not meet the definition of an equity instrument and were recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value being recognized in equity. Subsequent changes in the fair value of the warrants were recognized as gains or losses in the Statement of Income (Loss) and Comprehensive Income (Loss) until they were fully exercised or expired. Of the total number of warrants outstanding as at April 30, 2013, a total of 8,800,000 had been classified as a financial liability and were marked to market each period. These warrants had an expiry date of May 2, 2013, were not in the money at April 30, 2013 and, therefore, were valued at Nil as of April 30, 2013.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

The remaining 833,100 warrants had been issued to agents for services provided for a capital raising transaction and were not classified as a financial liability of the Company because they were accounted for under IFRS 2. The initial fair value of these warrants had been recognized as a share issuance cost and included in contributed surplus.

A summary of the Company’s warrants is as follows:

	Warrants	Weighted Average
	Outstanding	Exercise Price
		(Cdn$)
Balance – April 30, 2011	23,531,000	$0.30
Issued	9,633,100	$0.30
Balance – April 30, 2012	33,164,100	$0.30
Expired	(23,531,000)	$0.30
Balance – April 30, 2013	9,633,100	$0.30

At April 30, 2013, there were 9,633,100 (April 30, 2012 – 33,164,100) warrants outstanding with a weighted average exercise price of Cdn$0.30.

Number of warrants	Exercise price (Cdn$)	Expiry
9,633,100*	0.30	May 2, 2013

* These warrants expired unexercised on May 2, 2013 subsequent to the year end.

Derivative warrant liability – April 30, 2011	$1,649
Derivative warrants issued	656
Derivative warrant issuance costs	(44)
Fair market value change	(2,051)
Derivative warrant liability – April 30, 2012	210
Fair market value change	(210)
Derivative warrant liability – April 30, 2013	$-

The fair value of the warrants has been estimated at April 30 using the Black-Scholes option pricing model with the following weighted average assumptions:

	April 30, 2013	April 30, 2012
Risk-free interest rate	0.97%	1.34%
Expected dividend yield	NIL	NIL
Expected stock price volatility	0%	103%
Expected life in years	0.01 years	0.7 years

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

9.	Share Capital

Common Shares

Authorized: Unlimited number of common shares without par value.

Private Placement Financing

On October 3, 2012, the Company completed a non-brokered private placement with gross proceeds of $4,271 (Cdn $4,215) through the issuance of 42,150,000 common shares. The total share issuance costs relating to this transaction amounted to $36.

On May 3, 2011, the Company completed a private placement with gross proceeds of $3,897 (Cdn$3,696) through the issuance of 17,600,000 units. Each unit consisted of one share and one-half of one share purchase warrant. The Company allocated $3,239 to the common shares and $658 to the share purchase warrants based upon the relative fair values. Each warrant will entitle the holder to acquire one common share of the Company for a period of two years from the closing date at a price of Cdn$0.30.

The finders were issued a total of 233,400 units. The Company allocated $43 to the common shares and $9 to the share purchase warrants based upon the relative fair values. The finders were also issued 716,400 warrants, the warrants having the same terms as the warrants issued under the units and having a fair value of $67. The Company allocated $56 to the common shares and $11 to the share purchase warrants based upon the relative fair values.

The total share issuance costs relating to this transaction amounted to $142. The Company allocated $118 to the common shares and $24 to warrants derivative issuance costs.

The allocation of fair value of the units and warrants issued during the prior year was estimated using the Black-Scholes option pricing model with the following assumptions:

May 3, 2011
Risk-free interest rate	1.67%
Expected dividend yield	NIL
Expected stock price volatility	91%
Expected life in years	2 years

Stock Options

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant.

a) Current options details are as follows:

		Weighted Average
		Exercise Price
	Number of Options	(in Cdn $)
Options outstanding at April 30, 2011	10,295,000	$0.39
Granted	3,635,000	$0.16
Expired	(1,130,000)	$1.00
Options outstanding at April 30, 2012	12,800,000	$0.27
Granted	3,660,000	$0.11
Expired	(1,200,000)	$1.13
Options outstanding at April 30, 2013	15,260,000	$0.17
Options vested as at April 30, 2013	12,090,000	$0.18

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

b) Stock options outstanding at the end of April 30, 2013 are as follows:

			Remaining
Options	Options	Price per	contractual life
Outstanding	Exercisable	Share	(years)	Expiry Date
2,555,000	2,555,000	Cdn$0.17	0.67	December 29, 2013
225,000	225,000	Cdn$0.21	1.32	August 25, 2014
30,000	30,000	Cdn$0.29	1.36	September 10, 2014
2,030,000	2,030,000	Cdn$0.21	1.74	January 26, 2015
250,000	250,000	Cdn$0.20	2.11	June 10, 2015
225,000	225,000	Cdn$0.17	2.32	August 25, 2015
2,550,000	2,550,000	Cdn$0.21	2.63	December 16, 2015
100,000	-	Cdn$0.92	2.73	January 23, 2016
225,000	225,000	Cdn$0.19	3.39	September 18,2016
3,160,000	2,106,667	Cdn$0.16	3.42	September 28, 2016
50,000	33,333	Cdn$0.17	3.47	October 16, 2016
200,000	200,000	Cdn$0.13	3.91	March 26, 2017
3,660,000	1,660,000	Cdn$0.11	4.43	October 3, 2017
15,260,000	12,090,000		2.77

c) Fair value of stock options granted

The 3,660,000 options granted during the year ended April 30, 2013 have been allocated a total fair value of $301 with a weighted average fair value of Cdn$0.08. The allocation of fair value was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions:

	2013	2012
Risk-free interest rate	1.25%	1.31%
Expected dividend yield	NIL	NIL
Expected stock price volatility	109%	104%
Expected life in years	4.13 years	4.52 years

The total stock-based compensation recognized during the year ended April 30, 2013 was $361 (2012 - $454) with the offsetting entry to contributed surplus.

Option pricing models require the input of subjective assumptions including the expected price volatility. The expected share price volatility is estimated using historical daily share prices over the expected life of the option. Changes in the assumptions can materially affect the fair value estimate.

10.	Related Party Transactions

Details of the transactions between the Company and other related parties are disclosed below.

Trading transactions

The Company’s Chief Financial Officer renders services to the Company through a company in which he is a partner.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

Nature of transactions
Avisar Chartered Accountants	Accounting fees

The Company incurred the following fees and expenses in the normal course of operations in connection with related parties.

	Year Ended	Year Ended	Year Ended
	April 30, 2013	April 30, 2012	April 30, 2011
Accounting fees	$131	$135	$117

Amounts due to related parties are unsecured, non-interest bearing and due on demand. Accounts payable at April 30, 2013 included $9 (April 30, 2012 - $10) which were due to a company which the Chief Financial Officer is a partner.

Compensation of key management personnel

The remuneration of the directors, chief executive officer, chief financial officer, vice president of investor relations and vice president of exploration (collectively, the key management personnel) during the years ended April 30, 2013 and 2012 was as follows:

		Year Ended	Year Ended	Year Ended
	Note	April 30, 2013	April 30, 2012	April 30, 2011
Salaries and directors’ fees		$414	$400	$399
Share-based compensation	(i)	276	320	259
		$690	$720	$658

(i)	Share-based compensation represents the expense for the years ended April 30, 2013 and 2012, translated at the foreign exchange rate on the day of the grant.
(ii)	Key management personnel were not paid post-employment benefits, termination benefits, or other long-term benefits during the years ended April 30, 2013 and 2012.

11.	Income Taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rate to earnings before income taxes. These differences result from the following items:

	Year ended	Year ended	Year ended
	April 30,	April 30,	April 30,
	2013	2012	2011

Net loss and comprehensive loss	$(4,680)	$(1,834)	$(3,771)
Federal and provincial income tax rates	25.00%	26.00%	27.84%

Income tax recovery based on the above rates	$(1,170)	$(477)	$(1,050)

Increase (decrease) due to:
Stock based compensation	94	118	93
Difference between Canadian and foreign tax rates	(172)	(307)	(13)
Other non-deductible and deductible items	981	(192)	191
Tax effect of deferred tax assets for which no benefit has been recognized	267	858	779
Income tax expense	$-	$-	$-

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

Represented by:
Current income tax	$-	$-	$-
Deferred income tax	-	-	-
	$-	$-	$-

Unrecognized deductible temporary differences, unused tax losses, and unused tax credits are attributable to the following:

	April 30,	April 30,
	2013	2012
Unrecognized deferred income tax assets:
Non-capital losses	$8,635	$8,016
Net capital losses	14,545	14,822
Mineral properties and property, plant and equipment	755	817
Share issue costs and other	124	136
Total unrecognized deferred income tax assets	$24,059	$23,791

The Canadian federal and provincial statutory combined tax rate decreased to 25% due to legislative changes.

The Company has various losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. As at April 30, 2013, the Company has the following tax loss carry forwards and deductions, with respect to its Canadian and US operations and expire as follows:

Non-capital losses, expiring		United
as follows:	Canada	States
2014	$1,499	$-
2015	1,375	-
2017	-	664
2019	-	24
2020	-	269
2021	-	612
2022	-	719
2023	-	684
2024	-	808
2025	-	970
2026	1,584	313
2027	1,939	271
2028	3,132	536
2029	3,815	549
2030	3,127	645
2031	2,352	602
2032	1,056	678
2033	2,439	281
	$22,318	$8,624

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

	As at April 30, 2013
	Local	US dollar	Expiry
	currency	equivalent	dates
Canadian dollar	$22,478	$22,318	2014-2033
US dollar	$8,624	8,624	2017-2033
		$30,942

In addition, the Company has incurred over $43 million in exploration expenditures in El Salvador that are not recognized because there is uncertainty surrounding mining tax legislation in El Salvador.

12.	Contingent Liability

a)

On October 19, 2012, the Company signed an agreement with Crowell & Moring LLP for them to act as legal counsel with respect to the El Salvador arbitration before the ICSID. The Company has agreed to pay a success fee of $2,000 if the dispute is resolved on favourable terms for Pacific Rim before the hearing. This will increase to $2,500 if the resolution occurs after the ICSID hearing. Favourable terms and resolution include:

		i)	El Salvador granting the exploitation concession and needed permits for the El Dorado Project sufficient for the commencement of commercial production;
		ii)	An award of damages and recovery that compensates Pacific Rim for at least its investment in the El Dorado mine project in an amount not less than $50,000;
iii)

A merger or acquisition of Pacific Rim that effectively results in Pacific Rim increasing the market capitalization attributable to the Pacific Rim shareholders by at least $50,000 as a result of the dispute being resolved on favorable terms; or

		iv)	An outcome which is substantially the equivalent to one of the foregoing options.

b)

On October 28 2008, the Company sold its 49% interest in the Denton Rawhide mine and its interest in the agreement with the Nevada Resource Recovery Group LLC (“NRRG”) to Kennecott Rawhide Mining Company. Pursuant to the terms of the sale agreement, the Company is responsible for its proportionate share of reclamation and environmental closure costs exceeding $7 million related to the Denton Rawhide mine. The Company has not accrued a provision for its share of any reclamation and environmental closure costs as at April 30, 2013 as the Company believes it is not probable that the reclamation and environmental closure costs will exceed $7 million.

13.	Segmented Information

The Company’s business consists of a single reportable segment being mineral exploration and development. Details on a geographic basis are as follows:

Total Assets	April 30, 2013	April 30, 2012
Canada	$1,393	$1,114
USA	98	138
El Salvador	5,519	5,690
Total	$7,010	$6,942

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2013 and 2012
In thousands of U.S. Dollars, except share and per share amounts

Equipment	April 30, 2013	April 30, 2012
Canada	$1	$3
USA	17	23
El Salvador	-	-
Total	$18	$26

	Year Ended April 30,
Net Income (Loss)	2013	2012	2011
Canada	$(696)	$941	$(592)
USA	(2,928)	(1,402)	(1,819)
El Salvador	(1,056)	(1,362)	(1,275)
Other	-	(11)	(85)
Total	$(4,680)	$(1,834)	$(3,771)

14.	Subsequent Event

Subsequent to the year ended April 30, 2013, 9,633,100 warrants expired unexercised on May 2, 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC RIM MINING CORP.

By:	“Thomas C. Shrake”
Name:	Thomas C. Shrake
Title:	President and Chief Executive Officer

Date: July 26, 2013